UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )**

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TESLA, INC.

(Name of Registrant as Specified In Its Charter)

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Proxy Statement 2024

Company Highlights

 Our mission is to accelerate the world's transition to sustainable energy.



~20.4 Mmt
of CO_2e Emissions Avoided in 2023

6 million
Vehicles Produced

31.5 GWh
of Energy Sold





We produced and delivered over 1.8 million EVs globally in 2023.

Letter to Stockholders



Dear Fellow Stockholders,

We could call 2023 a watershed year for Tesla, with many defining moments. However, for Tesla — in light of our past accomplishments — 2023 could also be called just a typical year of triumphs and achievements. In 2023, the Model Y became the best-selling vehicle in the world, we launched our new Model 3 lineup, saw tremendous strides in our quest for FSD and we began deliveries of our innovative and highly anticipated Cybertruck. We also witnessed the beginning of the significant growth of our Energy Storage and Services and Other businesses. We believe these types of triumphs and achievements are normal course for Tesla because Tesla is a nimble organization with an unmatched pace of innovation that has resulted in products and services that surpass all expectations driven by visionary leadership and most importantly the best and most dedicated employees in the world. We want to thank all of our employees for their outstanding efforts.

Of course, a key part of this nimble organization requires careful management of our resources. We recently announced a company-wide restructuring that reduces our headcount by more than 10% globally. Over the years, we have grown rapidly with multiple factories scaling around the globe. With this rapid growth, there has been a duplication of roles and job functions in certain areas. We believe it is extremely important to look at every aspect of our business for cost reductions and increasing productivity. This action will prepare us for our next phase of growth, as we are developing some of the most revolutionary technologies in auto, energy and artificial intelligence.

With Your Vote in the 2024 Annual Meeting, Tesla Will Thrive.

Our stockholders drive Tesla. Your votes and your voices make critical decisions for the future of our company, and we have and want to continue to listen to you. That is why we are asking for your support for all of our management proposals including re-election of two of our hardworking and dedicated directors, Kimbal Musk and James Murdoch. However, there are two important proposals that I want to touch on here, that we believe are critical to the future success of Tesla, both of which were recommended following a rigorous and thoughtful analysis by an independent Special Committee, comprised of another one of our hardworking and dedicated directors in Kathleen Wilson-Thompson:

1. Approving moving Tesla's state of incorporation from Delaware to Texas (Proposal Three); and

2. Ratifying Elon Musk's compensation under the CEO pay package that our stockholders previously approved at our 2018 special meeting (Proposal Four).

Texas Is Tesla's Home.

2024 is the year that Tesla should move home to Texas. We are asking for your vote to approve Tesla's move from Delaware, our current state of incorporation, to a new legal home in Texas. Texas is already our business home, and we are committed to it. Gigafactory Texas is one of the largest factories in the United

States, covering 2,500 acres along the Colorado River. The Gigafactory is the manufacturing hub for our most innovative vehicles, including the Cybertruck and the Model Y. We have a significant number of manufacturing, operations, and engineering employees in Texas, and our executives are based there. Texas is where we should continue working towards our mission of accelerating the world's transition to sustainable energy, as we lay the foundation for our growth with our ramp and build of factories for our future vehicles and to help meet the demand for energy storage as well as with our progress in artificial intelligence via full self-driving and Optimus.

We have received letters from thousands of Tesla stockholders — large and small — supporting a move home to Texas. We have heard you, and now we formally ask that you speak in a meaningful way: and vote in favor of taking Tesla to our business home of Texas.

Ratification Will Restore Tesla's Stockholder Democracy.

Corporate democracy and stockholder rights are at the heart of Tesla's values. Earlier this year, a Delaware Court ruling in *Tornetta v. Musk* (which can be found as Annex I to this Proxy Statement) struck down one of your votes and rescinded the pay package that an overwhelming majority of you voted to grant to our CEO, Elon Musk, in 2018. The *Tornetta* Court decided, years later, that the CEO pay package was not "entirely fair" to the very same stockholders who voted to approve it — even though approximately 73% of all votes cast by our disinterested stockholders voted to approve it in 2018. Because the Delaware Court second-guessed your decision, Elon has not been paid for any of his work for Tesla for the past six years that has helped to generate significant growth and stockholder value. That strikes us — and the many stockholders from whom we already have heard — as fundamentally unfair, and inconsistent with the will of the stockholders who voted for it.

The 2018 CEO pay package required Elon to deliver transformative and unprecedented growth to earn any compensation. It was a big risk, and many thought that the plan's targets for benefits to stockholders were simply unachievable. But our company and our leaders have always had big dreams and it is fundamental to the entrepreneurial spirit of Tesla to take big risks for the chance at big rewards. This has led to the incredible innovation and progress — and economic gains — that we have achieved at Tesla. In 2018, we asked for unbelievable growth and accomplishments. Elon delivered: Tesla's stockholders have benefited from unprecedented growth under Elon's leadership and Tesla has met every single one of the 2018 CEO pay package's targets. And — most importantly for the future of Tesla — the 2018 CEO pay package built in further incentives to benefit Tesla stockholders by requiring that Elon hold onto any shares he receives when he exercises his options for five years — which means he will continue to be driven to innovate and drive growth at Tesla because the value of his shares will depend on it!

The Board stands behind this pay package. We believed in it in 2018, as we asked Elon to pursue remarkable goals to grow the company. You, as stockholders, also believed in it in 2018 when you overwhelmingly approved it. Time and results have only shown the wisdom of our judgment.

We do not agree with what the Delaware Court decided, and we do not think that what the Delaware Court said is how corporate law should or does work. So we are coming to you now so you can help fix this issue — which is a matter of fundamental fairness and respect to our CEO. You have the chance to reinstate your vote and make it count. We are asking you to make your voice heard — once again — by voting to approve ratification of Elon's 2018 compensation plan.

Thank you for your continued support of Tesla, and, together with my fellow Board members, I hope you can join us for our 2024 annual meeting on June 13, 2024 at 3:30 p.m. Central Time.

Very truly yours,

Robyn Denholm

Chairperson of the Board

Notice of 2024 Annual Meeting of Stockholders

TO BE HELD ON JUNE 13, 2024

Dear Tesla Stockholders:

Tesla, Inc. (the "Company," "Tesla," "we," "us" or "our") are pleased to inform you that our 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting") will be held on June 13, 2024, at 3:30 p.m. Central Time, both virtually via the Internet at http://www.virtualshareholdermeeting.com/TSLA2024 and in person for a limited number of stockholders at Tesla's Gigafactory Texas located at 1 Tesla Road, Austin, Texas 78725. For your convenience, we will also webcast the 2024 Annual Meeting live via the Internet at www.tesla.com/2024shareholdermeeting. The agenda of the 2024 Annual Meeting will be the following items of business, which are more fully described in this proxy statement:

June 13, 2024, 3:30 p.m. Central Time	Gigafactory Texas 1 Tesla Road Austin, Texas 78725	virtually: http://www.virtualshareholdermeeting.com/TSLA2024

Agenda Item	Tesla Proposals	Board Vote Recommendation
1.	A Tesla proposal to elect two Class II directors to serve for a term of three years, or until their respective successors are duly elected and qualified ("Proposal One").	**"FOR EACH COMPANY NOMINEE"**
2.	A Tesla proposal to approve executive compensation on a non-binding advisory basis ("Proposal Two").	**"FOR"**
3.	A Tesla proposal to approve the redomestication of Tesla from Delaware to Texas by conversion ("Proposal Three").	**"FOR"**
4.	A Tesla proposal to ratify the 100% performance-based stock option award to Elon Musk that was proposed to and approved by our stockholders in 2018 ("Proposal Four").	**"FOR"**
5.	A Tesla proposal to ratify the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2024 ("Proposal Five").	**"FOR"**
	Stockholder Proposals	
6.	A stockholder proposal regarding reduction of director terms to one year, if properly presented ("Proposal Six").	**"AGAINST"**
7.	A stockholder proposal regarding simple majority voting provisions in our governing documents, if properly presented ("Proposal Seven").	**"AGAINST"**
8.	A stockholder proposal regarding annual reporting on anti-harassment and discrimination efforts, if properly presented ("Proposal Eight").	**"AGAINST"**

Agenda Item	Stockholder Proposals	Board Vote Recommendation
9.	A stockholder proposal regarding adoption of a freedom of association and collective bargaining policy, if properly presented ("Proposal Nine").	**"AGAINST"**
10.	A stockholder proposal regarding reporting on effects and risks associated with electromagnetic radiation and wireless technologies, if properly presented ("Proposal Ten").	**"AGAINST"**
11.	A stockholder proposal regarding adopting targets and reporting on metrics to assess the feasibility of integrating sustainability metrics into senior executive compensation plans, if properly presented ("Proposal Eleven").	**"AGAINST"**
12.	A stockholder proposal regarding committing to a moratorium on sourcing minerals from deep sea mining, if properly presented ("Proposal Twelve").	**"AGAINST"**

All stockholders as of the close of business on April 15, 2024 are cordially invited to attend the 2024 Annual Meeting virtually via the Internet at http://virtualshareholdermeeting.com/TSLA2024. We will also accommodate a limited number of stockholders in person at Gigafactory Texas.

We are providing our proxy materials to our stockholders over the Internet. This reduces our environmental impact and our costs while ensuring our stockholders have timely access to this important information. Accordingly, stockholders of record at the close of business on April 15, 2024 will receive a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") with details on accessing these materials. Beneficial owners of Tesla common stock at the close of business on April 15, 2024 will receive separate notices on behalf of their brokers, banks or other intermediaries through which they hold shares.

Proposal Four Notice: For purposes of Section 204 of the DGCL (as defined below), at a meeting on April 16, 2024, the Board determined that the 2018 CEO Performance Award (as defined below) may be deemed to be a "defective corporate act" as defined in Section 204 of the DGCL to be ratified. The date of such "defective corporate act" is March 21, 2018. The Board concluded that the nature of the "failure of authorization" as defined in Section 204 of the DGCL in respect of the 2018 CEO Performance Award was the failure of the 2018 CEO Performance Award to have obtained the necessary stockholder approval due to certain defects in the disclosures in the Company's proxy statement for the 2018 Special Meeting. The Board has approved the ratification of the defective corporate act. Pursuant to Section 204 of the DGCL, any claim that the defective corporate act ratified hereunder is void or voidable due to the failure of authorization, or that the Delaware Court of Chancery should declare in its discretion that a ratification in accordance with this section not be effective or be effective only on certain conditions must be brought within 120 days from the applicable validation effective time. The information contained in this section of the notice is being provided solely for purposes of any ratification pursuant to Section 204 of the DGCL and not for any other purpose.

> Your vote is very important. Whether or not you plan to attend the 2024 Annual Meeting, we encourage you to read the proxy statement and vote as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "***Questions and Answers About the 2024 Annual Meeting and Procedural Matters***" and the instructions on the Notice of Internet Availability or the notice you receive from your broker, bank or other intermediary.

Thank you for your ongoing support of Tesla.

Elon Musk

Robyn Denholm

Proxy Statement for 2024 Annual Meeting of Stockholders

Table of Contents

1   **Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 13, 2024**

3   **Investor Outreach and Engagement**

6   **Proposal One — Tesla Proposal for Election of Directors**
6   General
6   Nominees for Class II Directors
7   Information Regarding the Board and Director Nominees

16   **Proposal Two — Tesla Proposal for Non-Binding Advisory Vote on Executive Compensation**
16   General
16   Summary of the 2023 Executive Compensation Program

18   **Background and Process of the Special Committee**

21   **Proposal Three — Tesla Proposal to Approve the Redomestication of Tesla from Delaware to Texas by Conversion**

64   **Proposal Four — Tesla Proposal to Ratify the 100% Performance-based Stock Option Award to Elon Musk That Was Proposed to and Approved By Our Stockholders in 2018**

92   **Proposal Five — Tesla Proposal for Ratification of Appointment of Independent Registered Public Accounting Firm**
92   General
92   Principal Accounting Fees and Services
92   Pre-Approval of Audit and Non-Audit Services

94   **Proposal Six — Stockholder Proposal Regarding Reduction of Director Terms to One Year**
94   Stockholder Proposal and Supporting Statement

95   Opposing Statement of the Board

96   **Proposal Seven — Stockholder Proposal Regarding Simple Majority Voting Provisions in Our Governing Documents**
96   Stockholder Proposal and Supporting Statement
96   Opposing Statement of the Board

98   **Proposal Eight — Stockholder Proposal Regarding Annual Reporting on Anti-Harassment and Discrimination Efforts**
98   Stockholder Proposal and Supporting Statement
99   Opposing Statement of the Board

101   **Proposal Nine — Stockholder Proposal Regarding Adoption of a Freedom of Association and Collective Bargaining Policy**
101   Stockholder Proposal and Supporting Statement
102   Opposing Statement of the Board

104   **Proposal Ten — Stockholder Proposal Regarding Reporting on Effects and Risks Associated with Electromagnetic Radiation and Wireless Technologies**
104   Stockholder Proposal and Supporting Statement
105   Opposing Statement of the Board

107   **Proposal Eleven — Stockholder Proposal Regarding Adopting Targets and Reporting on Metrics to Assess the Feasibility of Integrating Sustainability Metrics Into Senior Executive Compensation Plans**
107   Stockholder Proposal and Supporting Statement
108   Opposing Statement of the Board

110   **Proposal Twelve — Stockholder Proposal Regarding Committing to a Moratorium on Sourcing Minerals From Deep Sea Mining**
110   Stockholder Proposal and Supporting Statement
111   Opposing Statement of the Board

112 Corporate Governance

112 Succession Planning

112 Code of Business Ethics and Corporate Governance Guidelines

112 Director Independence

113 Board Leadership Structure

114 Board Role in Risk Oversight

114 Board Meetings and Committees

118 Compensation Committee Interlocks and Insider Participation

118 Process and Considerations for Nominating Board Candidates

119 Board Diversity

120 Attendance at Annual Meetings of Stockholders by the Board

120 Stock Transactions

121 Contacting the Board

122 Executive Officers

123 Executive Compensation

123 Compensation Discussion and Analysis

134 Compensation Committee Report

135 Summary Compensation Table

135 Pay Ratio Disclosure

136 Pay Versus Performance

142 Grants of Plan-Based Awards in 2023

142 Outstanding Equity Awards at 2023 Fiscal Year-End

143 2023 Option Exercises and Stock Vested

144 Potential Payments Upon Termination or Change in Control

144 Compensation of Directors

146 Pledging of Shares

147 Equity Compensation Plan Information

148 Certain Relationships and Related Person Transactions

148 Review of Related Person Transactions

148 Related Person Transactions

150 Delinquent Section 16(a) Reports

151 Ownership of Securities

153 Audit Related Matters

156 Other Matters

157 Questions and Answers About the 2024 Annual Meeting and Procedural Matters

A-1 Annex A — Plan of Conversion

B-1 Annex B — Texas Certificate of Formation

C-1 Annex C — Texas Bylaws

D-1 Annex D — Resolutions of the Board pursuant to Section 266 of the Delaware General Corporation Law

E-1 Annex E — Special Committee Report, dated April 12, 2024

F-1 Annex F — Delaware Amended and Restated Certificate of Incorporation

G-1 Annex G — Delaware Amended and Restated Bylaws

H-1 Annex H — 2018 CEO Performance Award Agreement

I-1 Annex I — Opinion of the Delaware Court of Chancery in *Tornetta v. Elon Musk*, et al., No. 2018-0408-KSJM

J-1 Annex J — Section 204 of the Delaware General Corporation Law

TESLA, INC.
1 Tesla Road
Austin, Texas 78725

Proxy Statement

For 2024 Annual Meeting of Stockholders

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 13, 2024

The proxy statement and annual report are available at www.proxyvote.com.

In accordance with U.S. Securities and Exchange Commission (the "SEC") rules, we are providing access to our proxy materials over the Internet to our stockholders rather than in paper form, which reduces the environmental impact of our annual meeting and our costs.

Accordingly, if you are a stockholder of record, a one-page Notice of Internet Availability of Proxy Materials has been mailed to you on or about April 29, 2024. Stockholders of record may access the proxy materials on the website listed above or request a printed set of the proxy materials be sent to them by following the instructions in the Notice of Internet Availability. The Notice of Internet Availability also explains how you may request that we send future proxy materials to you by e-mail or in printed form by mail. If you choose the e-mail option, you will receive an e-mail next year with links to those materials and to the proxy voting site. We encourage you to choose this e-mail option, which will allow us to provide you with the information you need in a timelier manner, save us the cost of printing and mailing documents to you and conserve natural resources. Your election to receive proxy materials by e-mail or in printed form by mail will remain in effect until you terminate it.

If you are a beneficial owner, you will not receive a Notice of Internet Availability directly from us, but your broker, bank or other intermediary will forward you a notice with instructions on accessing our proxy materials and directing that organization how to vote your shares, as well as other options that may be available to you for receiving our proxy materials.

Please refer to the question entitled **"What is the difference between holding shares as a stockholder of record or as a beneficial owner?"** below for important details regarding different forms of stock ownership.

Forward-Looking Statements

The discussions in this Proxy Statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting our current expectations that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements concerning our goals, commitments, strategies and mission, our plans and expectations regarding the Texas Redomestication (as defined herein) and the Ratification (as defined herein), expectations regarding the future of litigation in Texas, including the expectations and timing related to the Texas business court, expectations regarding the continued CEO innovation and incentivization under the Ratification, potential benefits, implications, risks or costs or tax effects, costs savings or other related implications associated with the Texas Redomestication or the Ratification, expectations about stockholder intentions, views and reactions, the avoidance of uncertainty regarding CEO compensation through the Ratification, the ability to avoid future judicial or other criticism through the Ratification, our future financial position, expected cost or charge reductions, our executive compensation program, expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the markets in which we operate, prospects and plans and objectives of management. The words "anticipates," "believes," "continues," "could," "design," "drive," "estimates," "expects," "future," "goals," "intends," "likely," "may," "plans," "potential," "seek," "sets," "shall," "should," "spearheads," "spurring," "will," "would," and similar expressions are intended to

identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, risks related to the Texas Redomestication and the Ratification and the risks set forth in Part I, Item 1A, "Risk Factors" of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and that are otherwise described or updated from time to time in our other filings with the SEC. The discussion of such risks is not an indication that any such risks have occurred at the time of this filing. We do not assume any obligation to update any forward-looking statements.

Investor Outreach and Engagement

Our Approach

> Our unique business requires a unique approach to corporate governance, and our mission requires a long-term focus that we believe will ultimately maximize value to our employees and our stockholders. Our corporate governance structure has facilitated several key decisions which have set Tesla up to achieve long-term success and our mission to accelerate the world's transition to sustainable energy.

Some examples include our decisions to:

- Manufacture all-electric vehicles from the ground up rather than being a mere supplier of EV components;
- Establish an international network of our stores, service centers and Supercharger stations despite regulatory hurdles and the significant capital outlay required to do so;
- Build Gigafactory Nevada, the largest lithium-ion battery factory in the world, so that we can scale most effectively;
- Expand into energy generation and storage through the acquisition of SolarCity Corporation ("SolarCity") in 2016 to create a vertically integrated sustainable energy company and empower individual consumers to be their own utility;
- Deploy FSD (Supervised) incrementally, resulting in over one billion cumulative miles driven with FSD (Supervised) to date; and
- Compensate our CEO only if other stockholders realize tremendous value.

These and other similar decisions were made due to our corporate governance structure and, ultimately, decisions like these are what differentiate Tesla from other companies.

Year-Round Engagement

Our Board of Directors (the "Board") continuously evaluates our corporate governance structure, practices and policies, and weighs stakeholder feedback.

It is important to our Board that the Company speaks with our stockholders and is responsive to engagement and believes that stockholder and stakeholder perspectives are important to our Company's success. The Board maintains an active, year-round dialogue with our largest stockholders to ensure that Tesla's Board and management understand and consider the issues that matter most to our stockholders. This includes focused one-on-one meetings between our Board and stockholders throughout the year that are designed to give institutional stockholders an opportunity to better understand our strategy and governance and raise any concerns, and allow our directors to become better informed about our stockholders' views and concerns. We pursue multiple avenues for stockholder engagement, including video and teleconference meetings with our stockholders, participating at various conferences, engaging with proxy and other advisory firms, issuing periodic reports on our activities, and receiving feedback from our retail holders.

Board Responsiveness

Through the Board's engagement program discussed above, we have received, and continue to periodically receive, helpful input regarding a number of stockholder-related matters. Moreover, members of the Board and management from time to time seek input from our investors when considering important corporate actions, including our consideration of, and responses to, stockholder proposals that involve corporate governance and alignment with stockholder interests. As a result, we have adopted a number of significant changes, including, but not limited to:

- Progressively adding directors who are independent under the requirements of The Nasdaq Stock Market LLC ("Nasdaq") and bring additional viewpoints and key skills in different areas as

we evolve, including Kathleen Wilson-Thompson in 2018, Hiromichi Mizuno in 2020, Joe Gebbia in 2022 and JB Straubel in 2023;

- Following the passing proposal at the Annual Meeting of Stockholders in 2022 (the "2022 Annual Meeting") relating to proxy access, meeting with key stockholders to discuss their views and formulate a framework to address the proposal, after which the Board voted to amend the bylaws of the Company to enable proxy access, in such a manner as to reflect such stockholder views;

- Hosting Investor Day in March 2023, in which Tesla leaders presented on key areas important to our success, affording stockholders more detailed assessments of the performance, achievements, growth opportunities and areas of focus for our businesses, and addressing stockholder feedback requesting greater visibility into our business leaders and roadmap;

- Amending our pledging policy to (i) cap the aggregate loan or investment amount that can be collateralized by the pledged stock of our CEO to the lesser of $3.5 billion or twenty-five percent (25%) of the total value of the pledged stock, and (ii) lower the percentage used to calculate the maximum loan or investment amount borrowable by directors and officers (other than our CEO) based on the total value of such director or officer's pledged stock from 25% to 15%;

- Enhancing our proxy statement disclosures, including with respect to our corporate governance approach, succession planning, risk oversight, Committee engagement and director skills;

- Publishing an annual Impact Report, and providing disclosures including those aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board recommendations, as well as EEO-1 data; and

- Recommending management proposals in prior years, including at the 2022 Annual Meeting, to reduce director terms and eliminate applicable supermajority voting requirements.

This year, we will be publishing our sixth annual Impact Report with enhanced disclosures across people, environment, product and supply chain. In response to stockholder engagement, in 2023 we began expanding Scope 3 emissions disclosures and continued our alignment with the TCFD's recommended climate related disclosures. We will expand our environmental disclosures, as well as disclosures on the culture we continue to build and enhance at Tesla, how we engage and aim to retain our employees, progress we are making on displacing fossil fuels, the efficiency and safety of our products and how we manage risks in the supply chain, among many other topics. For further information, please navigate to the "Impact" page of the Investor Relations section on our website. We intend to publish our 2023 Report by the end of May 2024. Information contained on, or accessible through, our website and in our Impact Report, or any other website, is not incorporated in, and is not part of, this proxy statement or any other report or filing we make with the SEC.

Our Board's Commitment to Governance

Our Board believes in maintaining stockholder confidence through, among other things, demonstrating its responsiveness to stockholder feedback and its commitment to corporate governance. Accordingly, to provide an enhanced voice to our stockholders in approving fundamental corporate matters, the Board is committed to enabling the elimination of certain supermajority voting requirements in our charter and bylaws through the process outlined below.

In recent years, our Board repeatedly proposed amendments to our certificate of incorporation and bylaws to reduce director terms and/or to eliminate certain supermajority voting. However, such amendments failed to pass each time that the Board proposed them. Because the affirmative vote of at least 66^2/$_3$% of the *total outstanding shares entitled to vote* is required to approve such amendments, similar proposals cannot pass unless we achieve such a stockholder participation rate.

In response to not reaching the required stockholder participation rate, beginning in 2022, we took active steps in an effort to further increase the participation rate of our retail investors through the development of our Shareholder Platform (discussed below), outreach campaigns, direct mailings, one-on-one engagements and through social media channels. This resulted in achieving, in 2022, our highest stockholder participation rate in the last five years of over 63%, though still short of the required 66^2/$_3$% participation rate.

We will continue to marshal our resources and continue our efforts to further increase retail investor participation rates as rapidly as possible, including through an active communications campaign via our Shareholder Platform and social media channels encouraging retail stockholders to vote their shares.

Once we have achieved a total stockholder participation rate of at least 65% at a stockholder meeting, the Board will again propose charter and bylaw amendments to eliminate supermajority voting requirements. To the extent that this proposal to eliminate supermajority voting requirements achieves the required threshold to pass, this will unlock a gateway for our Board and stockholders to adopt further stockholder-driven governance actions, including, without limitation, the right for stockholders to act by written consent or to call a special meeting, and the declassification of the Board, as may be appropriate in accordance with law. Furthermore, as previously discussed, the Board is consistently listening and receptive to taking further governance actions when appropriate.

Shareholder Platform

In 2022, building on our efforts to enhance engagement among our retail stockholder base, Tesla launched our Shareholder Platform. Any Tesla stockholder, regardless of holdings size, can sign up to stay informed about investor-related topics such as quarterly filings and event announcements, and are eligible for selection to participate in in-person Tesla events such as the Tesla Semi launch event, AI Day 2, Investor Day and the Cybertruck delivery event. Tesla has one of the largest retail stockholder bases of any public company. Our retail stockholders are incredibly engaged and tend to have a very strong understanding of the Company, and are an important base of support and feedback for management and the Board. We will continue to build the system to maximize depth of engagement and reach. Our goal is for every retail stockholder who wants to engage with the Company to have a meaningful framework for interaction through the Shareholder Platform.

Hybrid Annual Stockholder Meetings

Beginning in 2020, we have conducted our annual meetings both in-person and online through a live webcast and online stockholder tools. Our online format opens up engagement to all stockholders, regardless of the amount of stock owned and geography, and allows our substantial retail stockholder population to hear directly from our Board and management, as well as to submit questions online. At the same time, due to investor feedback and interest, we continue to also host our meetings in-person so stockholders have the opportunity to engage with our Board and management in-person.

Management Proposals

Proposal One
Tesla Proposal for Election of Directors

General

Tesla's Board currently consists of eight members who are divided into three classes with staggered three-year terms. Our bylaws permit the Board to establish by resolution the authorized number of directors, and eight directors are currently authorized. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. The Board and the Nominating and Corporate Governance Committee will continue to frequently evaluate the optimal size and composition of the Board to allow it to operate nimbly and efficiently, while maintaining new ideas, expertise and experience among its membership.

Nominees for Class II Directors

Two candidates have been nominated for election as Class II directors at the 2024 Annual Meeting for a three-year term expiring in 2027.

Upon recommendation of the Nominating and Corporate Governance Committee, the Board has nominated **James Murdoch** and **Kimbal Musk** for election as Class II directors. Biographical information about each of the nominees is contained in the following section. A discussion of the qualifications, attributes and skills of each nominee that led the Board and the Nominating and Corporate Governance Committee to the conclusion that he should be elected or continue to serve as a director follows each of the director and nominee biographies.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "**FOR**" the election of Messrs. Murdoch and Musk. Each of Messrs. Murdoch and Musk has accepted such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the 2024 Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy card or when you vote by telephone or over the Internet. If you are a beneficial owner holding your shares in street name and you do not give voting instructions to your broker, bank or other intermediary, that organization will leave your shares unvoted on this matter.

 The Board recommends a vote **FOR** the Tesla proposal for the election of Kimbal Musk and James Murdoch.

Information Regarding the Board and Director Nominees

The names of the members of the Board and Tesla's director nominees, their respective ages, their positions with Tesla and other biographical information as of April 29, 2024, are set forth below. Except for Messrs. Elon Musk ("Mr. Musk"), our Chief Executive Officer and a director, and Kimbal Musk, a director, who are brothers, there are no other family relationships among any of our directors or executive officers.

Name	Chair of the Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Disclosure Controls Committee
Elon Musk					
Robyn Denholm	●	●	●	●	●
Ira Ehrenpreis			●	●	
Joe Gebbia		●			
James Murdoch		●		●	●
Kimbal Musk					
JB Straubel					
Kathleen Wilson-Thompson			●	●	●

Key Skills

The following chart sets forth certain key skills (based on prior and current roles) of our directors and director nominees.

	E. Musk	Denholm	Ehrenpreis	Gebbia	Murdoch	K. Musk	Straubel	Wilson-Thompson
Executive Leadership	●	●		●	●	●	●	●
Financial Expertise/Investment	●	●	●	●	●			
Technology	●	●	●	●	●	●	●	
Cybersecurity	●	●		●				
Risk and Compliance		●	●					●
Growth / Transformation	●	●	●	●	●	●	●	●
Public Company Board Experience	●	●	●	●	●	●	●	●
Legal, Regulatory and Public Policy			●		●			●
Environmental / Social / Governance								
Environmental	●		●	●		●	●	
Social			●	●		●		●
Governance		●	●			●		●
Global Operations	●	●		●	●	●	●	●
Manufacturing / Supply Chain	●	●				●	●	●
Strategic Planning	●	●	●	●	●	●	●	●
Information Security and Privacy	●	●	●	●	●	●	●	●

Director Bios



ELON MUSK

Age: **52**

Director Since:
2004

Career Highlights

Elon Musk has served as our Chief Executive Officer since October 2008. Mr. Musk has also served as Chief Executive Officer, Chief Technology Officer and Chairman of Space Exploration Technologies Corporation, a company which develops and launches advanced rockets and spacecraft ("SpaceX"), since May 2002, served as Chairman of the Board of SolarCity Corporation, a solar installation company, from July 2006 until its acquisition by us in November 2016, served as Chief Technology Officer of X Corp, a social media company ("X"), since October 2022 and served as the Chief Executive Officer of x.AI Corp, an artificial intelligence company, since March 2023.
Mr. Musk is also a founder of The Boring Company ("TBC"), an infrastructure company, and Neuralink Corporation, a company focused on developing brain-machine interfaces. Prior to SpaceX, Mr. Musk co-founded PayPal, an electronic payment system, which was acquired by eBay in October 2002, and Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk also served on the board of directors of Endeavor Group Holdings, Inc. from April 2021 to June 2022.

Mr. Musk holds a B.A. in physics from the University of Pennsylvania and a B.S. in business from the Wharton School of the University of Pennsylvania.

Impact

As our Chief Executive Officer, one of our founders and our largest stockholder, Mr. Musk brings historical knowledge, operational and technical expertise and continuity to the Board. Mr. Musk guided Tesla from an early-stage startup, through its IPO in 2010, to transformative growth into one of the most valuable companies in the world. Mr. Musk's leadership and unique vision has played a key role in our mission to accelerate the world's transition to sustainable energy.



ROBYN DENHOLM

Age: **60**

Director Since:
2014

***

Committee Membership

- Audit (Chair)
- Compensation
- Nominating and Corporate Governance
- Disclosure Controls (Chair)

Career Highlights

Ms. Denholm has been Chair of the Board since November 2018. Since January 2021, Ms. Denholm has been an operating partner of Blackbird Ventures, a venture capital firm. She is also the Inaugural Chair of the Technology Council of Australia. From January 2017 through June 2019, Ms. Denholm was with Telstra Corporation Limited, a telecommunications company ("Telstra"), where she served as Chief Financial Officer and Head of Strategy from October 2018 through June 2019, and Chief Operations Officer from January 2017 to October 2018. Prior to Telstra, from August 2007 to July 2016, Ms. Denholm was with Juniper Networks, Inc., a manufacturer of networking equipment, serving in executive roles including Executive Vice President, Chief Financial Officer and Chief Operations Officer. Prior to joining Juniper Networks, Ms. Denholm served in various executive roles at Sun Microsystems, Inc. from January 1996 to August 2007. Ms. Denholm also served at Toyota Motor Corporation Australia for seven years and at Arthur Andersen & Company for five years in various finance assignments. Ms. Denholm previously served as a director of ABB Ltd. from 2016 to 2017. Ms. Denholm is a Fellow of the Institute of Chartered Accountants of Australia/New Zealand, a member of the Australian Institute of Company Directors, and holds a Bachelor's degree in Economics from the University of Sydney, and a Master's degree in Commerce and a Doctor of Business Administration (honoris causa) from the University of New South Wales.

Impact

Ms. Denholm brings nearly 30 years of executive leadership experience at both NYSE and Nasdaq listed companies, including significant risk management, financial and accounting expertise, as well as technology leadership experience. Ms. Denholm has extensive knowledge of both the automotive and technology industries, including serving as the Chief Financial Officer and Chief Operations Officer of two technology companies.



IRA EHRENPREIS

Age: **55**

Director Since:
2007

Committee Membership

- Compensation (Chair)
- Nominating and Corporate Governance (Chair)

Career Highlights

Mr. Ehrenpreis has been a venture capitalist since 1996. He is a founder and managing member of DBL Partners, a leading impact investing venture capital firm formed in 2015. Previously, he led the Energy Innovation practice at Technology Partners. Mr. Ehrenpreis has served on the board and Executive Committee, including as Annual Meeting Chairman of the National Venture Capital Association (NVCA). Mr. Ehrenpreis currently serves as the Chairman of the VCNetwork, the largest and most active California venture capital organization, and as the President of the Western Association of Venture Capitalists (WAVC), the oldest venture capital organization in California. Mr. Ehrenpreis is also deeply involved in the energy technology sector. He currently serves on the National Renewable Energy Laboratory (NREL) Advisory Council, the University of Texas at Austin Energy Institute Advisory Board, and the Stanford Precourt Institute for Energy Advisory Council, and has served on the advisory boards of many industry groups, including the American Council on Renewable Energy, the Cleantech Venture Network (Past Chairman of Advisory Board) and the Stanford Global Climate and Energy Project (GCEP). He was also Chairman of the Clean-Tech Investor Summit for nine years. Mr. Ehrenpreis served for years as the Chairman of the Silicon Valley Innovation & Entrepreneurship Forum (SVIEF) and on the Advisory Board of the Forum for Women Entrepreneurs (FWE). Mr. Ehrenpreis is an inductee of the International Green Industry Hall of Fame. In 2018, the National Venture Capital Association awarded Mr. Ehrenpreis with the industry's "Outstanding Service Award" for career contributions to the venture capital industry. In 2023, the Japan Society of Northern California honored Mr. Ehrenpreis with its 2023 Visionary Award for his "Pioneering Leadership in Impact Investing and the Global Sustainability Community." Mr. Ehrenpreis was awarded the 2018 NACD Directorship 100 for his influential leadership in the boardroom and corporate governance community. Mr. Ehrenpreis holds a B.A. from the University of California, Los Angeles and a J.D. and M.B.A. from Stanford University.

Impact

Mr. Ehrenpreis is an acknowledged leader in the energy, technology, impact and venture capital industries, where he serves on several industry boards, and brings valuable insights in corporate governance, strategic growth and stockholder values. Mr. Ehrenpreis' long tenure on Tesla's Board also provides the Company with stability and experience as it navigates through different challenges.



JOE GEBBIA

Age: **42**

Director Since: **2022**

Committee Membership

- Audit

Career Highlights

Mr. Gebbia co-founded Airbnb, Inc. in 2008 and has served on Airbnb's board of directors since 2009. In 2022, Mr. Gebbia launched Samara, which produces fully customized, factory-made homes designed to create rental income, house family, support work from home, or bundled together, to form new types of housing communities. Mr. Gebbia received dual degrees in Graphic Design and Industrial Design from the Rhode Island School of Design, where he currently serves on the institution's Board of Trustees. Mr. Gebbia is the Chairman of Airbnb.org, and also serves on the Olympic Refuge Foundation and leadership councils for UNHCR, Tent.org and Malala Fund. Mr. Gebbia is a sought-after speaker on design and entrepreneurship, and has been named in BusinessWeek's Top 20 Best Young Tech Entrepreneurs, Inc. Magazine's Thirty-under-Thirty, Fortune's Forty-under-Forty, and one of Fast Company's Most Creative People.

Impact

Mr. Gebbia has valuable experience derived from founding and leading a global public company. The Board benefits from his entrepreneurial background, as well as his experience in design, innovation, brand development and management of complex regulatory environments.



JAMES MURDOCH

Age: **51**

Director Since: **2017**

Committee Membership

- Audit
- Nominating and Corporate Governance
- Disclosure Controls

Career Highlights

Mr. Murdoch has been the Chief Executive Officer of Lupa Systems, a private holding company that he founded, since March 2019. Previously, Mr. Murdoch held a number of leadership roles at Twenty-First Century Fox, Inc., a media company ("21CF"), over two decades, including its Chief Executive Officer from 2015 to March 2019, its Co-Chief Operating Officer from 2014 to 2015, its Deputy Chief Operating Officer and Chairman and Chief Executive Officer, International from 2011 to 2014 and its Chairman and Chief Executive, Europe and Asia from 2007 to 2011. Previously, he served as the Chief Executive Officer of Sky plc from 2003 to 2007, and as the Chairman and Chief Executive Officer of STAR Group Limited, a subsidiary of 21CF, from 2000 to 2003. Mr. Murdoch formerly served on the boards of News Corporation from 2013 to 2020, of 21CF from 2007 to 2019, and of Sky plc from 2003 to 2018. In addition, he has served on the boards of GlaxoSmithKline plc and of Sotheby's.

Impact

Mr. Murdoch brings to the Board his decades of executive and board experience across numerous companies. Tesla's Board benefits from his extensive knowledge of international markets and strategies and experience with the adoption of new technologies.



KIMBAL MUSK

Age: **51**

Director Since:
2004

Career Highlights

Mr. Musk is co-founder and Executive Chairman of The Kitchen Restaurant Group, a growing family of businesses with the goal of providing all Americans with access to real food that was founded in 2004. In 2010, Mr. Musk became the Executive Director of Big Green (formerly The Kitchen Community), a non-profit organization that creates learning gardens in schools across the United States. Mr. Musk also co-founded Square Roots, an urban farming company growing fresh, local greens in climate-controlled, AI equipped shipping containers, in 2016, and serves as its Chairman. In 2022, Mr. Musk founded Nova Sky Stories, with a mission to empower producers and artists to bring art to the skies with drone light shows, and serves as its Chief Executive Officer. Previously, Mr. Musk was a co-founder of Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. In 2006, Mr. Musk became CEO of OneRiot, a realtime search engine that was acquired by Walmart in 2011. Mr. Musk was a director of SpaceX since its founding in 2002 until January 2022, and was a director of Chipotle Mexican Grill, Inc. from 2013 to 2019. Mr. Musk holds a B. Comm. in business from Queen's University and is a graduate of The French Culinary Institute in New York City.

Impact

Mr. Musk has extensive senior leadership business experience in the technology, retail and consumer markets, and a robust understanding of mission-driven ventures. Mr. Musk also provides valuable expertise based on his experience on the Tesla Board and is able to apply his unique understanding of the business to the strategy and execution of the Company.



JB STRAUBEL

Age: **48**

Director Since:
2023

Career Highlights

Mr. Straubel is the Founder and Chief Executive Officer of Redwood Materials Inc., a Nevada-based company ("Redwood") working to drive down the costs and environmental footprint of lithium-ion batteries by offering large-scale sources of domestic anode and cathode materials produced from recycled batteries. Mr. Straubel also co-founded and served as the Chief Technology Officer of Tesla from May 2005 to July 2019. Mr. Straubel previously served on the board of SolarCity and as a member of its Nominating and Corporate Governance Committee from August 2006 until its acquisition by Tesla in November 2016. Mr. Straubel has served on the board of directors of QuantumScape since November 2020. Mr. Straubel holds a B.S. in Energy Systems Engineering and a M.S. in Engineering, with an emphasis on energy conversion, from Stanford University.

Impact

As a co-founder and one of the key members of Tesla's leadership team for over a decade, Mr. Straubel brings extensive operational experience and in-house knowledge of Tesla's technology, research and development and business management. Mr. Straubel also provides valuable expertise in the areas of cleantech and batteries.



KATHLEEN WILSON-THOMPSON

Age: **66**

Director Since: **2018**

___

Committee Membership

- Compensation Committee
- Nominating and Corporate Governance
- Disclosure Controls

Career Highlights

Ms. Wilson-Thompson served as Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance, Inc., a global pharmacy and wellbeing company, from December 2014 until her retirement in January 2021, and previously served as Senior Vice President and Chief Human Resources Officer from January 2010 to December 2014. Prior to Walgreens, Ms. Wilson-Thompson held various legal and operational roles at The Kellogg Company, a food manufacturing company, from January 1991 to December 2009, including most recently as its Senior Vice President, Global Human Resources. Ms. Wilson-Thompson has served on the board of directors of Wolverine World Wide, Inc. since May 2021 and McKesson Corporation since January 2022. She previously served on the board of directors of Ashland Global Holdings Inc. from 2017-2020 and on the board of directors of Vulcan Materials Company from 2009-2018.

Impact

Ms. Wilson-Thompson brings extensive executive and board experience at both consumer-focused and industrial companies. In addition, her expertise in managing human resources, employment law and other operations at mature companies with large workforces provides the Board with valuable insight and advice for workforce management and relations as Tesla continues to expand.

Additional Information

On October 16, 2018, the U.S. District Court for the Southern District of New York entered a final judgment approving the terms of a settlement filed with the court on September 29, 2018, in connection with the actions taken by the SEC relating to Elon Musk's August 7, 2018 Twitter post that he was considering taking Tesla private. On April 26, 2019, this settlement was amended to clarify certain of its terms, which was subsequently approved by the Court. Mr. Musk did not admit or deny any of the SEC's allegations, and there is no restriction on Mr. Musk's ability to serve as an officer or director on the Board.

See "*Corporate Governance*" and "*Executive Compensation—Compensation of Directors*" below for additional information regarding the Board.

Proposal Two

Tesla Proposal for Non-Binding Advisory Vote on Executive Compensation

General

Pursuant to Schedule 14A of the Exchange Act, we are asking our stockholders to vote to approve, on a non-binding advisory basis, the compensation of our "named executive officers" as disclosed in accordance with the SEC's rules in the "*Executive Compensation*" section of this proxy statement beginning on page 123 below. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to weigh in on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. The Board and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Summary of the 2023 Executive Compensation Program

The following is a summary of some of the key points of our 2023 executive compensation program:

- Tesla continues to emphasize structuring compensation incentives to reward our named executive officers based on performance.

- Equity awards weigh heavily in our named executive officers' total compensation, including awards that vest upon the achievement of clear and measurable milestones. Since these awards increase in value as our stock price increases (and in the case of stock option awards, have no value unless our stock price increases following their grant), our named executive officers' incentives are closely aligned with the long-term interests of our stockholders. Since 2020, the last year any of our named executive officers received equity awards, except for Xiaotong (Tom) Zhu, our Senior Vice President, Automotive, who received stock option awards upon his promotion to such role, all awards that were granted to our named executive officers have been in the form of stock options. As a result, a significant portion of our named executive officers' total compensation is entirely at risk, depending on long-term stock price performance.

- Tesla has no cash bonus program for any of our named executive officers and generally does not provide any perquisites or tax reimbursements to our named executive officers that are not available to other employees. No named executive officer currently has any severance or change of control arrangement.

- Each named executive officer is employed at will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.

- Elon Musk, our Chief Executive Officer, historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary. Consequently, 100% of Mr. Musk's future compensation was at-risk in the form of the remaining unvested stock options under the 10-year performance-based stock option award granted to Mr. Musk in January 2018 (the "2018 CEO Performance Award").

- In particular, the 2018 CEO Performance Award consisted of 12 equal tranches, each of which vested upon the achievement of a market capitalization milestone matched to one of eight revenue-based operational milestones or eight Adjusted EBITDA-based operational milestones, all of which were viewed as difficult hurdles at the time of grant. While our stockholders benefit from each incremental increase in Tesla's performance and stock price, aligning their interests with Mr. Musk's incentives, the tranches under the 2018 CEO Performance Award vested only upon the full achievement of specific milestones, making it even more challenging for Mr. Musk to realize value from such increases. As of the date of this proxy statement, all of the tranches have vested and become exercisable, subject to Mr. Musk's payment of the exercise price of $23.34 per share, as adjusted to give effect to the three-for-one stock split effected in the form of a stock dividend in August 2022 (the "2022 Stock Split") and the five-for-one stock split effected in the form of a stock dividend in August 2020 (the "2020 Stock Split"), and the minimum five-year holding period generally applicable to any shares he acquires upon exercise. See "*Executive Compensation — Compensation Discussion and Analysis — Chief Executive Officer Compensation*" below for more details.

For detailed information about Tesla's executive compensation program, see the "*Executive Compensation*" section beginning on page 123 below.

Tesla believes that the information provided above and within the "*Executive Compensation*" section of this proxy statement demonstrates that Tesla's executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation.

Proposed Resolution

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the 2024 Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

 The Board recommends a vote **FOR** the Tesla proposal for a non-binding advisory vote approving executive compensation.

Background and Process of the Special Committee

Proposal Three and Proposal Four are being presented for votes of the Company's stockholders following the recommendations of a special committee of the Board (the "Special Committee") and the Board. The findings and recommendations of the Special Committee and the Board are presented in Proposal Three and Proposal Four, which follow this summary.

This is only a summary of the background and process of the Special Committee. The background and process of the Special Committee's review is set forth in Part 2 of its report (the "Special Committee Report"), which is attached hereto as Annex E and incorporated by reference herein. This summary is qualified in its entirety by reference to the Special Committee Report. Our stockholders are encouraged to read the entirety of the Special Committee Report for further information regarding the background and process of the Special Committee.

Kathleen Wilson-Thompson is the sole member of the Special Committee. Ms. Wilson-Thompson is an outside director who joined Tesla's Board in December 2018. She has served in senior management and director roles at public companies for three decades, rising through the ranks to the C-Suite at two Fortune 500 public companies. Among other positions, she served as the Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance, Inc., and she is currently a director of McKesson Corporation and Wolverine World Wide, Inc. She was a practicing lawyer before pivoting to management.

Proposal Three relates to the proposed redomestication of the Company from Delaware to Texas. The Board discussed the question of redomestication at two special meetings in early February 2024. On February 4, 2024, the Board, including Mr. Musk, met and discussed the matter. The Board addressed the public narrative that Mr. Musk had already decided the issue for the Company and that Mr. Musk's post on the social media platform X, which says "Tesla will move immediately to hold a shareholder vote to transfer state of incorporation to Texas," was a reflexive reaction to the ruling in *Tornetta v. Elon Musk, et al.*, No. 2018-0408-KSJM (the "*Tornetta* Opinion"). The discussion reflected the fact that outside directors as well as management had previously explored the possibility of a redomestication (though without coming to a decision one way or the other). At this meeting, the Board determined that, regardless of Mr. Musk's post, the Board would only consider redomestication at this time after an appropriate process and timeline, and based on an evaluation of the best interests of the Company and all of its stockholders.

The Board met again on February 10, 2024, without Mr. Musk and Kimbal Musk. The five directors present were Robyn Denholm, Ira Ehrenpreis, Joe Gebbia, JB Straubel and Kathleen Wilson-Thompson. These directors concluded that a majority of the Board was independent and disinterested with respect to redomestication. They nevertheless decided to create a Special Committee to consider the redomestication issue out of an abundance of caution, in light of the *Tornetta* Opinion and the high degree of public attention. Accordingly, these five directors unanimously voted to form the Special Committee and to appoint Kathleen Wilson-Thompson and Joe Gebbia as members.

The Board charged the Committee with considering whether it would be in the best interests of the Company and its stockholders to change its corporate domicile, and if so, to which jurisdiction. Among other things, the Special Committee had the authority to: determine the Company's decision on the redomestication issue; consider all alternatives, including whether to remain in Delaware or redomesticate to any other jurisdiction; determine whether to condition any redomestication on a particular stockholder vote standard; determine its own timing without any deadline; select and retain advisors at the Company's expense; and obtain information from and direct the Company's officers, employees, and advisors as it deemed necessary and appropriate. In the Special Committee's judgment, it was fully empowered to discharge its mandate.

The Special Committee began its work and analysis shortly thereafter. As the Special Committee considered the redomestication question, it concluded that if it made a determination to redomesticate, Mr. Musk's compensation should also be addressed in some way at the same time. Otherwise, a potential redomestication could be wrongly perceived as being made in response to the *Tornetta* Opinion and with the intent to award Mr. Musk compensation in a different jurisdiction that he could not get in Delaware. And, if stockholders were not told of any then-existing plans for Mr. Musk's compensation, the stockholder vote on redomestication could be subject to attack as not fully informed.

Accordingly, the Special Committee discussed how Mr. Musk's compensation might be addressed if there were a decision to redomesticate. According to the Special Committee Report, Ms. Wilson-Thompson, as a member of the Compensation Committee, was aware that Mr. Musk had made it clear that he believes it is unfair to not be paid for his work as agreed. She was also aware that the Company was evaluating options regarding Mr. Musk's compensation, and that the Compensation Committee had not taken any steps to prepare or negotiate a new, forward-looking compensation plan. The Special Committee noted that it then instructed its counsel to inquire about the Company's current plans, if any, regarding Mr. Musk's compensation. They learned that an appeal of the *Tornetta* Opinion was being planned, and the Company also was evaluating seeking ratification of Mr. Musk's 2018 compensation plan via a new stockholder vote. In light of this information, the Special Committee determined to request that the Board expand the Special Committee's authority.

The Board did so on March 5, 2024, as requested. Specifically, the Board delegated additional authority to the Special Committee to decide whether, if there is a stockholder vote on redomestication, Mr. Musk's 2018 CEO Performance Award should be ratified at the same time, as well as potential disclosures about Mr. Musk's compensation that might need to be made to ensure stockholders were informed in voting on redomestication. The Special Committee concluded it was again fully empowered. In addition to the powers it already had, the Special Committee gained the authority to: determine the Company's decision on the ratification question; consider all alternatives, including not seeking ratification of the 2018 CEO Performance Award; and determine whether to condition any ratification on a particular stockholder vote standard.

The Special Committee noted that on March 6, 2024, after the Board expanded the Special Committee's mandate, Mr. Gebbia withdrew from the Special Committee. Mr. Gebbia explained that he was stepping down from the Special Committee out of an abundance of caution because of the potential for unfair attacks based on perceived conflicts of interest. He stepped down entirely of his own accord, and not because of any concern by the Special Committee regarding his independence.

After Mr. Gebbia stepped down, Ms. Wilson-Thompson became a committee of one. According to the Special Committee Report, the Special Committee discussed with the Chair of the Board, the Chair of the Nominating and Corporate Governance Committee, and management the possibility of accelerating the in-process search for new independent directors, and adding any new director(s) to the Special Committee. The Special Committee reported that the timing of the ongoing director search ultimately did not fit with the Special Committee's work, and the Special Committee determined there was no reason to delay its work based on the possibility that additional directors would be added to the Board at some point in the future.

According to the Special Committee Report, in order to assist the Special Committee in its work, the Special Committee retained multiple advisors. After the Special Committee conducted interviews with multiple law firms, the Special Committee retained Kristen Seeger and John Skakun of Sidley Austin LLP ("Sidley") as its counsel. The Special Committee also determined that it would benefit from being advised by Delaware counsel, a corporate law and governance expert and an investment bank. For each role, Sidley assessed multiple leading candidates, with a focus on both quality and independence. Sidley recommended and the Special Committee retained the following additional advisors: (i) A. Thompson Bayliss of Abrams & Bayliss LLP, as its Delaware counsel, (ii) Professor Anthony Casey of the University of Chicago Law School, as its corporate law and governance expert, and (iii) Houlihan Lokey Capital, Inc. ("Houlihan"), as its financial advisor. The Special Committee determined that each of its advisors is independent.

According to the Special Committee Report, the Special Committee concluded that it is independent and disinterested with respect to all aspects of its mandate. This conclusion rested on an evaluation of the Special Committee by its counsel, as well as the Special Committee's evaluation of the independence and disinterestedness of its counsel and other advisors both before and after retention.

The Special Committee reported that since its formation on February 10, 2024, the Special Committee met 16 times (prior to its final approval meeting on April 16, 2024) for more than 26 total hours. Outside of meetings, the Special Committee spent more than 200 hours working on this matter, including reviewing a significant amount of written materials and communicating with its counsel. The Special Committee and its counsel had extraordinary access to and assistance from the Company. Every request for information or resources was fully granted. All seven other directors and five members of management were interviewed. At the Special Committee's request, its counsel visited the Company's headquarters. Furthermore, the Special Committee spoke with the Company's external auditor, instructed its counsel to request relevant information from the Company, and reviewed documents including Professor Anthony Casey's report, Houlihan's report, numerous legal decisions, letters from stockholders, and academic articles.

The Special Committee reported that it took the time it needed. At the outset, the Special Committee worked with its counsel to assess the time necessary to conduct a thorough, well-designed process. The Special Committee decided that, if it determined that any matter should be voted on by stockholders, the vote should be at Tesla's annual meeting because that would give the greatest number of stockholders an opportunity to voice their views. So the Special Committee's counsel sought to have the previously-selected date for the annual meeting pushed back by more than a month, in order to give the Special Committee the time that it deemed appropriate to complete its process. Following a negotiation over various potential dates, the Company agreed to the Special Committee's request and moved the date of the annual meeting from May 8, 2024 to June 13, 2024.

The Special Committee always reserved the right to take additional time if necessary, and expressly stated that to the Company. The Special Committee reported that it reached its final decisions on redomestication and on ratification on its own timeline, and would have taken additional time for either question if it believed that was necessary.

Proposal Three

Tesla Proposal to Approve the Redomestication of Tesla from Delaware to Texas by Conversion

Following the recommendations of the Special Committee, the Board, with Mr. Musk and Kimbal Musk recusing themselves, has determined to recommend that our stockholders approve the conversion of the Company from a corporation organized under the laws of the State of Delaware (the "Delaware Corporation") to a corporation organized under the laws of the State of Texas (the "Texas Corporation") and adopt the resolutions of the Board approving the redomestication attached as Annex D to this Proxy Statement, as more fully described in this Proposal Three, and has determined that the redomestication is in the best interests of the Company and its stockholders. We call the proposed redomestication of the Delaware Corporation in the form of a conversion into the Texas Corporation the "Texas Redomestication".

Principal Terms of the Texas Redomestication

The Texas Redomestication, if approved by our stockholders, will be effected through a conversion pursuant to Section 266 of the Delaware General Corporation Law ("DGCL") and Title 1, Chapter 10, Subchapter C of the Texas Business Organizations Code ("TBOC"), as set forth in the plan of conversion (the "Plan of Conversion"), included as Annex A to this Proxy Statement. Approval of this Proposal Three (the "Texas Redomestication Proposal") will constitute approval of the Plan of Conversion.

Through the adoption of the Plan of Conversion, upon the Texas Redomestication:

- The Company will continue in existence as a Texas corporation and will continue to operate our business under the current name, "Tesla, Inc."

- The affairs of the Company will cease to be governed by Delaware law at the time the Plan of Conversion is effective and will be subject to Texas law. See "*Comparison of Stockholder Rights under Delaware and Texas Law*" below.

- The Company will cease to be governed by our existing charter and bylaws and will be instead subject to the provisions of the proposed Texas Certificate of Formation (the "Texas Charter") and the proposed Texas Bylaws (the "Texas Bylaws"), forms of which are included as Annex B and Annex C, respectively, to this Proxy Statement. See "*Certain Differences Between Delaware Charter and Bylaws and Texas Charter and Bylaws*" below.

- The Texas Redomestication will not result in any change in headquarters, business, jobs, management, properties, location of any of our offices or facilities, number of employees, obligations, assets, liabilities or net worth (other than as a result of the costs related to the Texas Redomestication).

- Each outstanding share of our common stock, par value $0.001 per share ("Delaware Corporation Common Stock"), will automatically become one outstanding share of common stock, par value $0.001 per share, of the Texas Corporation ("Texas Corporation Common Stock") pursuant to the Plan of Conversion.

- Stockholders will not need to exchange their existing stock certificates for new stock certificates.

- Each outstanding restricted stock unit, option or right to acquire shares of Delaware Corporation Common Stock will continue in existence and automatically become a restricted stock unit, option or right to acquire an equal number of shares of the Texas Corporation Common Stock under the same terms and conditions.

- Our common stock will continue to be traded on The Nasdaq Global Select Market under the symbol "TSLA." We do not expect any interruption in the trading of our common stock as a result of the Texas Redomestication.

If our stockholders approve the Texas Redomestication, we anticipate that the Texas Redomestication will become effective as soon as practicable following the 2024 Annual Meeting (the "Effective Time").

In connection with the Texas Redomestication, the Company intends to make filings with the Secretary of State of Texas and the Secretary of State of Delaware, and does not anticipate making any other filings to effect the Texas Redomestication. Nonetheless, we may face legal challenges to the Texas Redomestication, including, among others, stockholder challenges under Delaware law, seeking to prevent the Texas Redomestication.

The Texas Redomestication may be delayed by the Board or the Plan of Conversion may be terminated and abandoned by action of the Board at any time prior to the Effective Time of the Texas Redomestication, whether before or after the approval by our stockholders, if the Board determines for any reason that such delay or abandonment would be in the best interests of the Company and all of its stockholders, as the case may be.

Background of the Proposal

General

As part of their ongoing oversight, direction, and management of the Company's business, certain outside directors of the Company and management have, from time to time, considered and explored the issue of the Company's jurisdiction of incorporation without reaching a decision. These discussions were in response to a number of factors including the relocation of the Company's corporate headquarters and certain operations from California to Texas in 2021 and views that the legal landscape in Delaware is evolving (including, without limitation, uncertainty expressed by certain directors and management on how Delaware law will be applied to the Company in certain circumstances).

Then, on January 30, 2024, the Delaware Court of Chancery (the "Delaware Court") issued the *Tornetta* Opinion, the post-trial opinion finding that, among other things, the Board breached its fiduciary duties in approving the 2018 CEO Performance Award for our Chief Executive Officer, Mr. Musk, which had been unanimously approved by our independent directors and approved by approximately 73% of all votes cast by our disinterested stockholders in 2018 and that rescission of the 2018 CEO Performance Award was the appropriate remedy. Following the *Tornetta* Opinion, on January 30, 2024, Mr. Musk ran a poll on X asking whether Tesla should "change its state of incorporation to Texas, home of its physical headquarters?" Of 1,102,554 votes on X, 87.1% were in favor. The following day, Mr. Musk posted on X that "Tesla will move immediately to hold a shareholder vote to transfer state of incorporation to Texas." Mr. Musk made other posts on X regarding the same subject in the days following the *Tornetta* Opinion. Notwithstanding these communications, redomestication is a Board decision, not a decision for a chief executive officer. And on February 4, 2024, the Board met to discuss these issues, among others, including the multi-year history of Company discussions regarding a potential redomestication.

On February 10, 2024, the Board met again, without Mr. Musk or Kimbal Musk participating, to further discuss these issues. At that meeting, the Board determined to evaluate more formally a redomestication.

In order to evaluate whether to redomesticate Tesla, as described further under the section entitled "*Background and Process of the Special Committee*", the Board formed the Special Committee, which ultimately was comprised of Kathleen Wilson-Thompson, as described under the section entitled "*Background and Process of the Special Committee*." The Board delegated to the Special Committee the full authority and power of the Board to consider, evaluate, and determine whether it would be in the best interests of the Company and all of its stockholders to change its corporate domicile, and if so, to which jurisdiction, and if so, in what manner (including, without limitation, the manner of the stockholder vote), and authorized and empowered the Special Committee to prepare such analysis and make such conclusions as it deemed appropriate and in the best interests of the Company and all of its stockholders with respect to a potential redomestication, and the Board resolved not to recommend, authorize, approve, or otherwise endorse any redomestication proposal without the prior favorable recommendation of the Special Committee.

The Special Committee's Evaluation of the Texas Redomestication

Evaluation of Jurisdictions: Narrowing the Focus

The Special Committee considered a precise question: where should *this Company* be incorporated *at this time.* The Special Committee initially considered all U.S. states as well as the possibility of incorporating outside of the U.S. It narrowed its focus in stages, first to 10 states, then 5, and finally to a binary choice between remaining incorporated in Delaware and reincorporating in one alternative jurisdiction.

At each stage, the Special Committee conducted an increasingly in-depth analysis of factors it believed were relevant to Tesla. The Special Committee narrowed its focus to US jurisdictions because Tesla is an American company. It selected 10 states for further consideration — California, Delaware, Florida, Maryland, Nevada, New York, Ohio, Pennsylvania, Texas, and Virginia — because each has a significant number of major public companies incorporated in them, and because Tesla's most significant US operations are in California, Nevada, New York, and Texas.

For this group of 10, the Special Committee reviewed each state's corporate laws at a high level and concluded they were substantially similar. The Special Committee therefore saw no reason to move to a jurisdiction Tesla has no current significant connection to, and narrowed its focus to 5 states: California, which has two factories; Delaware, the current state of incorporation; New York, which has a Gigafactory; Nevada, which also has a Gigafactory; and Texas, which is Tesla's corporate headquarters and has a Gigafactory.

The Special Committee then conducted further analysis, including of academic scholarship on the development of corporate law in the US and on companies' incorporation decisions. The Special Committee continued to find no reason to pick one jurisdiction based on its corporate law. This was not surprising, as each state's law operates under the same federal constitutional framework, draws on a common law heritage, and evolved in light of — and in competition with — each other. The differentiator at this stage therefore became Tesla's home state. Academic research shows that more than 90% of companies are incorporated either in Delaware or in their home state, and identifies a range of reasons for this. So the Special Committee determined that the best potential alternative to Delaware was Texas, and resolved to choose between those two states.

Evaluation of Texas and Delaware

The final stage of the Special Committee's redomestication decision was an in-depth comparison of remaining incorporated in Delaware or reincorporating in Texas. As explained further below, the Special Committee concluded that Delaware and Texas provide substantially equivalent bundles of economic, governance, and litigation rights for stockholders, at least on net (i.e., balancing relevant considerations against one another) and as relevant to Tesla. This left three differentiating factors in the Special Committee's view: Texas is Tesla's home state; Texas statutory law on corporate constituencies would better align with Tesla's mission-driven culture; and Delaware has an established and respected business court and the largest body of corporate case law in the country, whereas Texas just created a business court. The Special Committee balanced these considerations and concluded that, in its business judgment, it is in the best interests of Tesla and all of its stockholders for the Company to reincorporate in Texas. The Special Committee, in this evaluation, included an examination of the effect of the reincorporation on the economic, governance, and litigation rights of stockholders:

> *Economic Rights.* The Special Committee considered whether there was any reason to believe that Tesla shares would be economically less valuable under Texas law than under Delaware law. The Special Committee concluded, based on the advice of its financial and academic advisors, that there was no convincing evidence that reincorporating in Texas would affect Tesla's market value. In reaching this conclusion, the Special Committee and its advisors considered, among other things, related to market practices, that a company's U.S. state of incorporation is not a factor commonly used in valuation methodologies. The Special Committee's financial advisor also considered whether there was evidence of a "Delaware premium" through three quantitative analyses. First, they evaluated four market-implied valuation multiples from 2019 through 2023 for Fortune 500 companies: enterprise value/revenue;

enterprise value/EBITDA; market capitalization/earnings; and market capitalization/book value. They did not find any observable valuation premium attributable to Delaware incorporation. Second, the Special Committee's financial advisor also analyzed market return metrics for Fortune 500 companies from 2014 through 2023, and similarly found no observable premium attributable to Delaware incorporation. Finally, the Special Committee's financial advisor reviewed four case studies of redomestications from Delaware to Texas over the last decade. They reported no observable pattern between redomestication and total stockholder return over the periods studied. In addition, the Special Committee considered conclusions from its academic advisor that existing academic literature strongly suggests that a "Delaware premium" is non-existent or unknowable.

The Special Committee concluded, based on the advice of its financial and academic advisors, that there is no reason to believe that being incorporated in Delaware increases Tesla's market value. Of the S&P 500, approximately 35% are domiciled outside of Delaware. Seven of the top 20 by market capitalization are incorporated in their home state: Apple, Costco, Eli Lilly, Johnson & Johnson, Merck, Microsoft, and Proctor & Gamble. Tesla would make eight. Notably, the Special Committee saw no indication that Microsoft's earlier reincorporation from Delaware to its home state of Washington had a negative effect on Microsoft.

In addition, the Special Committee evaluated whether and confirmed that the Texas Redomestication would not materially alter any other economic rights of Tesla stockholders. For example, Texas law would not alter the Company's ability to pay dividends or buyback stock. As discussed below, at the Special Committee's request, the Company confirmed that the Texas Redomestication will not have any materially adverse accounting, tax, or other financial implications, and will not affect the public trading of the Company's shares. Further, the Texas Redomestication will result in the Company saving $250,000 per year in franchise tax payments to Delaware.

Governance Rights. The Special Committee concluded that governance rights are effectively the same in both states. For example, both Delaware and Texas have similar rules on classified boards, the removal of directors, charter and bylaw amendments, blank check preferred stock, stock buybacks, dividends, and appraisal. Where there may appear to be distinctions, the Special Committee concluded that: most were differences in default rules that could be resolved in a Texas charter and bylaws (see the section "*Certain Differences Between Delaware Charter and Bylaws and Texas Charter and Bylaws*" below for the Company's summary of certain differences between the Delaware Charter (as defined below) and Delaware Bylaws (as defined below) and the proposed Texas Charter and Texas Bylaws); some made no difference at least to Tesla (see the section "*Comparison of Stockholder Rights under Delaware and Texas Law*" below for the Company's summary of certain differences between Delaware and Texas law); and one—Texas's constituency statute—did not substantially alter stockholders' rights but does matter to Tesla (see the section "*Certain Differences Between Delaware and Texas Law*" below for the Company's summary of certain differences between Delaware and Texas law).

Litigation Rights. The Special Committee and its advisors engaged deeply with a wide range of litigation topics and identified no areas in which Texas and Delaware law meaningfully diverged on matters of substance. In most areas the Special Committee examined, Texas and Delaware law apply essentially the same substantive rule, though Texas sometimes articulates it a bit differently. These include fiduciary duties owed to the corporation and the stockholders collectively, the corporate opportunities doctrine, director exculpation, indemnification, advancement, the business judgment rule, and the entire fairness standard of judicial review. In addition, the Special Committee considered that Delaware law has addressed a number of issues impacting public companies that Texas law has not (yet), including *Caremark* oversight claims, public company conflicted controller transactions, and intermediate scrutiny of defensive tactics. However, Texas's silence in these areas does not mean that Texas law is or will be meaningfully different from Delaware law. Texas courts often look to Delaware law to fill gaps in Texas law, and the Special Committee and its advisors concluded that there was no reason to believe that Texas law would provide substantially lesser litigation rights than Delaware in areas where it is currently silent. The Special Committee and its advisors identified two important

areas with differences between Texas and Delaware stockholder litigation: procedural approaches to stockholder derivative claims and the fact that Texas recently created a specialized business court system, which is set to open on September 1, 2024. The Special Committee and its Delaware, Texas, and academic advisors concluded that these differences were procedural. In addition to its own analysis with its advisors, the Special Committee took note of commentary comparing Delaware and Texas law, including of ISS's prior statement that "reincorporation from Delaware to Texas would appear to have a neutral impact on shareholders' rights," and Glass Lewis' prior statement that "in most respects, the corporate statutes in Delaware and Texas are comparable." Both have previously recommended voting in favor of multiple Delaware-to-Texas reincorporations.

Recommendation of the Special Committee

At a meeting of the Special Committee held on April 16, 2024, after reviewing and considering the factors and considerations deemed relevant by the Special Committee, and after investigating and considering the benefits and detriments, for the reasons set forth in the Special Committee Report and summarized below under the caption "*Reasons for the Texas Redomestication*", the Special Committee adopted resolutions determining that the Texas Redomestication is in the best interests of the Company and all of its stockholders, and that the Board should submit reincorporation for approval and adoption by the stockholders of the Company at the 2024 Annual Meeting of stockholders. The Special Committee also recommended that (1) the Board and management take all necessary and appropriate steps to implement the Special Committee's determination consistent with legal obligations; (2) Mr. Musk and Kimbal Musk be recused from the Board's deliberations and vote on this matter because of Mr. Musk's prior posts on X about reincorporation; (3) the stockholder vote on reincorporation be conditioned on approval by a majority of votes cast by non-Musk-affiliated stockholders, for the same reasons; and (4) the Board recommend that stockholders vote for the Texas Redomestication based on the Special Committee's determination that reincorporating in Texas is in the best interests of the Company and all of its stockholders. The resolution of the Board approving the Texas Redomestication through the adoption of the Plan of Conversion is included as Annex D to this Proxy Statement (the "Texas Redomestication Resolution"). In support of its recommendation, the Special Committee delivered the Special Committee Report to the Board, dated April 12, 2024, which is included as Annex E to this Proxy Statement. The summary of the Special Committee Report, included in this proposal is only a summary and is qualified in its entirety by reference to the full Special Committee Report, which is incorporated by reference herein. The Special Committee considered the factors discussed in the Special Committee Report, which are summarized above in the section "*The Special Committee's Evaluation of the Redomestication*".

The Special Committee considered, among other things, a number of factors relating to the procedural safeguards that it believes were and are present to permit the Special Committee to represent effectively the interests of all of the Company's stockholders, including stockholders other than Mr. Musk and Kimbal Musk. The Special Committee believes these factors support its determinations and recommendations regarding the Texas Redomestication. The following procedural safeguards are listed in no particular order:

- *Independence and Disinterestedness:* The Special Committee examined its own independence and concluded that it consisted of an independent (for purposes of serving on the Special Committee) and disinterested director.

- *Procedural Safeguards:* The Special Committee was empowered to freely select its own independent legal and financial advisors and to consider the potential redomestication of the Company in another jurisdiction (including the ability to choose to remain in Delaware).

- *Prior Special Committee Approval:* The Board in establishing the Special Committee had decided and resolved not to approve any redomestication transaction without the prior favorable recommendation by the Special Committee.

- *Active Involvement and Oversight:* The numerous formal and informal meetings and communications held by the Special Committee over an approximately eight-week period

(with its legal advisors present and with other advisors regularly present) to discuss and evaluate, among other things, the process for exploring a potential redomestication, and the Special Committee's active oversight of the process and negotiations with the Company. The Special Committee was actively engaged in this process on a regular basis and was provided with access to Tesla management and its advisors, as and when requested, in connection with the evaluation process.

- *Independent Advice:*   The Special Committee selected and engaged its own independent legal and other advisors throughout its review and evaluation of a potential redomestication.

- *Consideration of Relevant Facts and Information:*   The Special Committee made its evaluation of a potential redomestication based upon the factors discussed in the Special Committee Report, which is summarized in this Proxy Statement.

- *No Obligation to Recommend that the Board Should Approve:*   The Special Committee had no obligation to recommend that the Board should approve the Texas Redomestication (or any redomestication).

- *Approval by Majority of Non-Musk Affiliated Stockholders:*   The Special Committee recommended that the Texas Redomestication requires the affirmative vote of at least a majority of the votes cast at the 2024 Annual Meeting by non-Musk affiliated stockholders.

Further, the Special Committee ultimately determined that the uncertainties, risks, and potentially negative factors relevant to the Texas Redomestication were outweighed by the potential benefits of the Texas Redomestication, as explained in the Special Committee Report. It therefore recommended that the Board should approve the Texas Redomestication.

Recommendation of the Board

Following the determination of the Special Committee that the Texas Redomestication is in the best interests of the Company and all of its stockholders and the recommendations of the Special Committee, and after considering the Special Committee's determination and the Special Committee Report, the Board met on April 9, 2024, April 13, 2024 and April 16, 2024, with Mr. Musk and Kimbal Musk recusing themselves. On April 16, 2024, the Board determined that the Texas Redomestication is in the best interests of the Company and all of its stockholders, approved the Texas Redomestication, directed that the Texas Redomestication be submitted for consideration by our stockholders at the 2024 Annual Meeting and recommended that our stockholders approve the Texas Redomestication and adopt the Texas Redomestication Resolution and the Plan of Conversion. In particular, the Board (with Mr. Musk and Kimbal Musk recusing themselves) adopted the Texas Redomestication Resolution and recommended that the stockholders of the Company approve the Texas Redomestication Resolution, adopt the Plan of Conversion and approve the conversion of the Company from a Delaware Corporation to a Texas Corporation. Pursuant to Section 266 of the DGCL, the Texas Redomestication Resolution is hereby submitted for adoption by the stockholders of the Company, with the Board's recommendation that stockholders vote for the Texas Redomestication Resolution.

Reasons for the Texas Redomestication

The determination of the Special Committee and the determination of our Board that the Texas Redomestication is in the best interest of the Company and all of its stockholders, and the decision of the Special Committee to recommend to the Board that it recommend that the Company's stockholders vote to approve the Texas Redomestication, were the result of deliberation and consideration. The Special Committee Report explains the Special Committee's reasoning for its determination and is summarized herein. The following summary of the key considerations of the Special Committee and the Board is not intended to be exhaustive, and is qualified in its entirety by reference to the Special Committee Report attached to this Proxy Statement. Stockholders are encouraged to read the full text of the Special Committee Report for additional detail regarding the analysis of the Special Committee on the proposed Texas Redomestication.

Tesla's Home and Future Are in Texas

Tesla is All-In on Texas. The Board believes that our corporate identity is intertwined with our Texas corporate headquarters and that redomiciling in Texas would be consistent with this trajectory.

In 2021, we relocated our corporate headquarters from California to Austin, Texas. Since this relocation, Texas has increasingly become a focal point for Tesla's corporate identity. Executive management is based in Texas, as are manufacturing, operations and engineering employees. Our corporate headquarters and principal manufacturing facility — Gigafactory Texas — covers over 10 million square feet of factory floor. We continue to invest in the expansion of our campus, which we believe is the second-largest building by volume in the world.

Gigafactory Texas is also the manufacturing hub for our new products. It is the manufacturing hub for the Model Y, which, as of January 24, 2024, was the best-selling car in the world, and is home to the Cybertruck.

Our corporate identity is becoming inextricably tied to our Texas corporate headquarters, and we believe that a change in our state of incorporation would be consistent with this trajectory. Texas is our home state, and we are committed to Texas. Reincorporating in Texas also builds on Tesla's relationships with the state and local communities. These relationships — with government actors, with employees and with other stakeholders — are critical to Tesla. Academic research reviewed by the Special Committee recognizes that "there is value inherent in home-state incorporation" because it can strengthen such relationships. Fully becoming a Texas company would send a strong signal of Tesla's commitment to the state and local community that have done so much for it already, and that are so important to Tesla's future.

By comparison, we have no material operations in Delaware. Our executives and management do not operate out of Delaware. We do not have our Board meetings in Delaware, and the Board does not otherwise visit Delaware as part of their site visits. It was chosen as our state of incorporation solely because of its legal framework. As discussed above, the Special Committee and the Board found no advantage to remaining incorporated in Delaware that justifies a split between the Company's legal home and its physical home.

There is Value in Local Decision-Making. Another advantage of home-state incorporation is that the legislators and judges making corporate law — and the juries deciding fact disputes in corporate cases — are drawn from the community in which the company operates. Corporate law and litigation often overlap with and impact business, employment, and operational matters. And Tesla is not a cookie-cutter public company. The Special Committee and the Board believe that local decision-makers have a deeper understanding of our business, and therefore are best situated to make decisions about our corporate governance.

Home-State Incorporation is Common and Intuitively Makes Sense. Successful companies are incorporated in many U.S. states and other jurisdictions outside of the United States. Approximately 35% of S&P 500 companies are not incorporated in Delaware, instead choosing to incorporate in a variety of other jurisdictions. Some of the most successful consumer-facing companies in the United States are headquartered and incorporated in the same state, demonstrating identification with their home state, including, among others, Apple and Microsoft. The following map illustrates the geographic diversity of some of these companies.


Microsoft
COSTCO WHOLESALE
BEST BUY
PROGRESSIVE
P&G
AMERICAN EXPRESS
IBM
Abbott
Lilly
Johnson&Johnson
COMCAST
LOCKHEED MARTIN
DOLLAR GENERAL
Aflac
Southwest
Profiled U.S. state
Other U.S. states with at least one applicable Fortune 500 Public C-Corp
Other U.S. states with no applicable Fortune 500 Public C-Corp

We are not the first to consider redomiciling from Delaware to another jurisdiction. Southwest Airlines Co. is also incorporated in Texas. Some companies, including Microsoft, have reincorporated from Delaware to their home state in order to reunite their legal and physical homes. One of the reasons given by Microsoft when it left Delaware was that Washington was "the location of the Company's world headquarters and the location of its primary research and development efforts." Similarly, the Special Committee and the Board believe there is value in unifying Tesla's legal and physical homes.

Tesla is a Mission-Driven Company

We are driven by our mission to accelerate the world's transition to sustainable energy, and our mission is a cornerstone of our culture. It is critical to recruitment, motivation and retention, from the factory floor to the boardroom. For some of our directors, our mission is a major reason why they choose to serve on the Board.

The Special Committee and the Board considered that Texas, unlike Delaware, has an express statutory provision that would allow (though not require) Tesla's directors and officers to consider the Company's mission in exercising their fiduciary duties. The Special Committee and the Board do not expect this would change the way Tesla operates, but considered the symbolic value in aligning Tesla's mission-driven culture with Texas' law.

Litigation Forum Considerations Do Not Alter the Balance

The Special Committee and the Board considered the likely relative predictability of Delaware and Texas law based on differences in their judicial systems. Delaware has the most respected corporate judicial system in the country and has an extensive body of corporate case law. In contrast, Texas is in the process of forming a specialized business court system (which is set to open in September 2024) and has a smaller body of corporate case law. This factor did not alter the balance in the Special Committee's evaluation of Delaware and Texas.

In making this determination, the Special Committee and the Board were persuaded by the broadly held academic view — echoed by at least three former Delaware Supreme Court Justices and one former Chancellor on the Delaware Court of Chancery — that Delaware law can be indeterminate because of its use of broad, flexible standards that are applied to individual cases in a highly fact-specific way. As described in the Special Committee Report, scholarship demonstrates a high level of reversal rate for decisions of the Delaware Court of Chancery. This focus on precise facts and circumstances means Delaware decisions may be less predictable for an innovative company like Tesla. Although Texas has less corporate case law, as the Special Committee's corporate law and governance expert pointed out, Texas "has a more code-based corporate governance regime," and so does not depend on cases to set out the law as much as Delaware.

Moreover, the Special Committee and the Board do not think that the Texas business courts should be avoided simply because they are new. Doing new things is part of Tesla's DNA, and how it has become one of the most valuable companies in the world.

Certain Risks Associated with the Texas Redomestication

Although the Special Committee and the Board believe that the Texas Redomestication is in the best interests of the Company and all of its stockholders, there can be no assurance that the Texas Redomestication will result in all or any of the benefits described in this Proxy Statement, including the benefits of or resulting from incorporation under Texas or the application of Texas law to the internal affairs of the Company.

For the Company's comparison of stockholders' rights and the material substantive provisions that apply to the Board and executive officers under Delaware and Texas law, see "*Comparison of Stockholder Rights under Delaware and Texas Law*" below.

Extensive Delaware Case Law and Established Court System

The Delaware Court of Chancery and Supreme Court are highly respected and experienced business courts. They have an extensive body of case law. Trials are before judges who are experts in corporate law and appointed for 12 year terms. Delaware statutory law is regularly updated by the legislature. The Delaware system has long and widely been lauded for its expertise.

On the other side of the ledger, Texas's business courts were just created and will not start hearing cases until September 2024. They will, at least initially, have less existing corporate case law to draw on. Business court judges will be appointed for two-year terms, but there is no track record of their qualifications or experience. Plus, dispositive motion practice is more limited in Texas, and even corporate governance cases will be tried to juries rather than judges. How the Texas business court system will function cannot be known for certain.

Notwithstanding the conclusions of the Special Committee and the Board, it is nevertheless possible that familiarity with Delaware and perceptions regarding the breadth and stability of Delaware corporate law may impact the views of certain investors or certain members of the financial services industry, as well as potential director and officer candidates. It is possible that these external perceptions regarding Delaware law may impact the behaviors of such third parties, which could have an adverse effect on our business.

Certain Differences Between Delaware and Texas Law

Although the Special Committee and the Board have determined that the rights of stockholders under the DGCL and the TBOC are substantially equivalent, at least on net (i.e., balancing relevant considerations against one another) and as relevant to the Company, the DGCL and Delaware case law collectively are different in certain respects than the TBOC and existing Texas case law in ways that may affect the rights of our stockholders. Please see the Company's summary of certain differences in the section entitled "*Comparison of Stockholder Rights under Delaware and Texas Law.*" For instance, as further explained in the Company's summary below, under the TBOC, a shareholder may inspect a Texas corporation's books and records, subject to certain limitations, if such shareholder holds at least 5% of the outstanding shares of stock of the Texas corporation or has been a holder of shares for at least six months. The DGCL, on the other hand, does not require that a stockholder hold a certain number of shares or hold such shares for a stated period of time prior to exercising their books and records inspection rights. Thus, it is possible that some of our stockholders entitled to make a books and records demand today (as stockholders in a Delaware corporation) will not be able to make a similar demand following the Texas Redomestication.

Further, the TBOC expressly provides that it does not prohibit directors or officers from considering, approving or taking an action that promotes or has the effect of promoting a social, charitable or environmental purpose. Under Delaware law, on the other hand, there is no express statutory authority to consider such purposes, and fiduciary duties in most circumstances merely require directors to seek to maximize the value of the corporation for the long-term benefit of the stockholders unless the corporation is specifically incorporated as a public benefit corporation. As a result, as a Texas corporation, it is possible that our directors may consider the interests of other constituents.

The Special Committee identified a handful of areas where the rule in Texas differed in some respect from the rule in Delaware. These were generally procedural and not relevant to Tesla in the view of the Special Committee and its advisors. The most potentially important area is related to antitakeover protections. Both Delaware and Texas permit a range of antitakeover defenses, including poison pills. Both have business combination provisions, though they apply at different ownership thresholds: 20% in Texas and 15% in Delaware. Both allow boards of directors to create new vacancies and to fill them, though Texas limits the number of such vacancies that can be filled without a stockholder vote to 2. Another potential area of difference involved cash-out transactions and "*Revlon* duties": Texas statutes allow directors to take into account "the long-term and short-term interests of the corporation and the stockholders of the corporation, including the possibility that those interests may be best served by the continued independence of the corporation." Delaware law, at least in certain circumstances, requires directors to accept the highest price reasonably available, though in many circumstances they are allowed to also "just say no" to a potential transaction and take into account long-term interests.

Transaction Costs

We will also incur certain non-recurring costs in connection with the Texas Redomestication, including certain filing fees and legal and other transaction costs. As noted above, we may face legal challenges in connection with the Texas Redomestication, and we may also face additional media scrutiny. We believe a majority of these costs have already been incurred or will be incurred by the submission of the Texas Redomestication Proposal to stockholders regardless of whether the Texas Redomestication is ultimately completed, except for any litigation related expenses that may arise, which we cannot predict. Many of the expenses that will be incurred and other potential transaction costs are difficult to accurately estimate at the present time, and additional unanticipated costs may be incurred in connection with the Texas Redomestication.

It is also possible that the Texas Redomestication results in additional litigation, with additional expense, distraction and time, or that it does not diminish the expenses, distraction and time the Company currently spends in litigious disputes. Further, if a court determines that such litigation has merit, we may be required to pay substantial monetary damages.

Risks Relating to the Special Committee

Certain stockholders may file litigation against Tesla in connection with the Texas Redomestication. If such litigation is filed, a court may find that the Texas Redomestication is not fair to stockholders, even if stockholders approve the Texas Redomestication Proposal, and it may find that the process employed by the Special Committee was not adequate or fair.

A court may also find that Ms. Wilson-Thompson was not independent with respect to the Texas Redomestication and this proposal notwithstanding the Special Committee's determination. Litigation relating to the Texas Redomestication, regardless of merit, may cause us to incur significant expense, distraction and time. Further, if a court determines that claims brought in such litigation are meritorious, we may be required to pay substantial monetary damages.

What Changes After Texas Redomestication?

The Texas Redomestication will effect a change in the legal domicile of the Company and other changes, the most significant of which are described below. Following the Texas Redomestication, we will be governed by the TBOC instead of the DGCL, and we will be governed by the Texas Charter and Texas Bylaws. Approval of this Proposal will constitute approval of the Texas Charter and Texas Bylaws. Our current Amended and Restated Certificate of Incorporation (as amended, the "Delaware Charter") and our current Amended and Restated Bylaws (as amended, the "Delaware Bylaws") will no longer be in effect following completion of the Texas Redomestication. Copies of the Delaware Charter and Delaware Bylaws are included as Annex F and Annex G, respectively, to this Proxy Statement.

Certain Differences Between Delaware Charter and Bylaws and Texas Charter and Bylaws

The Texas Charter and Texas Bylaws have been drafted with an intent to reflect the Delaware Charter and Delaware Bylaws to the extent legally possible. Nonetheless, because of differences between the TBOC and the DGCL, certain differences will be in effect. Certain differences between the Texas Charter and the Delaware Charter are summarized below:

Issue	Delaware Charter	Texas Charter
Shareholder Voting Threshold	Under the DGCL, certain matters subject to a stockholder vote, including certain business transactions including, without limitation, mergers, conversions, sales of substantially all assets, require a default vote of the holders of a majority of the outstanding shares entitled to vote thereon, unless the charter specifies a higher voting threshold. The current Delaware Charter does not include a higher voting threshold so the default voting standard for such business transactions applies.	Under the TBOC, certain matters subject to a shareholder vote, including "fundamental business transactions" such as mergers, sales of substantially all assets, and other transactions, require a default vote of 2/3 of the shareholders of each class, unless the charter specifies a lower voting threshold. Accordingly, the proposed Texas Charter contains language setting the default voting thresholds at a majority standard unless a different standard is specified elsewhere.
Board of Directors Vacancies	The current Delaware Charter provides that vacancies on the Board can only be filled by vote of a majority of the remaining members of the Board or by a sole remaining director, and not by the stockholders.	The TBOC provides that director vacancies may be filled (1) by a vote of a majority of the remaining members of the board of directors, (2) by a sole remaining director, or (3) by a vote of holders of a majority of the outstanding shares of stock. Additionally, the TBOC prevents a board of directors from filling more than two vacancies caused by an increase in the size of the board of directors between any two annual meetings of shareholders, and any directors appointed or elected by the board of directors or shareholders to fill a vacancy can only serve until the next annual meeting of the shareholders (or special meeting called to elect directors). The proposed Texas Charter provides that director vacancies may be filled in any manner permitted by the TBOC, in each case to the extent permitted by the TBOC.
Action by Written Consent	The current Delaware Charter prohibits stockholder action by written consent.	Under the TBOC, shareholders are required to have the option to act by written consent in lieu of a meeting, and so the proposed Texas Charter provides that shareholders may act by unanimous written consent in lieu of a meeting. This option most closely aligns with the terms of the current Delaware Charter, which prohibits shareholder action by

Issue	Delaware Charter	Texas Charter
		written consent. In particular, in light of our widely held shareholder base, we do not believe that action by unanimous written consent is likely.
Calling of Special Shareholder Meetings	The current Delaware Charter provides that special stockholder meetings may be called only by the Board, the chairperson of the Board, the chief executive officer, or the president (in the absence of a chief executive officer), and may not be called by stockholders.	The proposed Texas Charter provides that special shareholder meetings may be called by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer, the president, or by shareholders holding 50% of the shares entitled to vote on the proposed action of such meeting. Under the TBOC, the president of a corporation is required to have the right to call a shareholder meeting as are shareholders holding a specified percentage of the shares entitled to vote at such meeting. We have acknowledged that statutory right in the proposed Texas Charter.
Cancellation of Special Shareholder Meetings	The current Delaware Charter provides that the Board may cancel, postpone, or reschedule a special stockholder meeting.	Because the TBOC requires that shareholders holding 50% of the shares entitled to vote thereat to be able to call a special meeting of shareholders, the proposed Texas Charter does not provide that the Board of Directors has the right to cancel a special shareholder meeting, although the Board of Directors retains the right to postpone and reschedule shareholder meetings. The proposed Texas Bylaws, however, permit the Board to cancel a special shareholder meeting not called by shareholders.
Indemnification	The current Delaware Bylaws authorize indemnification of directors and officers to the fullest extent permitted by Delaware law as it exists or may be amended from time to time.	The proposed Texas Charter authorizes the indemnification of directors and officers to the fullest extent permitted by Texas law as it exists or may be amended from time to time.
	Under Delaware law, a corporation may indemnify a director or officer against expenses and judgments reasonably incurred by the person in connection with a legal proceeding, other than an action by or in the right of the corporation, provided such a director or officer acted in good faith and reasonably believed: (1) in the case of a civil, administrative or investigative proceeding, that such person's conduct was in or not opposed to	Under the TBOC, a corporation may indemnify a director or officer against judgments and expenses reasonably incurred by the director or officer in connection with a legal proceeding if the director or officer: (1) acted in good faith, (2) reasonably believed, in the case of conduct in the person's official capacity, that the person's conduct was in the corporation's best interests, and otherwise, that the person's conduct was not opposed

Issue	Delaware Charter	Texas Charter
	the best interests of the corporation, or (2) in the case of a criminal proceeding, that such person had no reasonable cause to believe their conduct was unlawful.	to the corporation's best interests, and (3) in the case of a criminal proceeding, did not have reasonable cause to believe the person's conduct was unlawful.
	In connection with an action by or in the right of the corporation against a director or officer, the corporation may indemnify such director or officer for expenses actually and reasonably incurred in connection with such suit: (1) if such person acted in good faith and a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and (2) if such person is found liable to the corporation, only if ordered by a court of law.	If, however, the director or officer is found liable to the corporation or is found liable on the basis that such director or officer received an improper personal benefit, then indemnification is limited to the reimbursement of reasonable expenses actually incurred. Additionally, no indemnification will be available if a director or officer is found liable for: (1) willful or intentional misconduct, (2) breach of the duty of loyalty, or (3) an act or omission not committed in good faith that constitutes a breach of a duty owed to the corporation.

Certain differences between the Texas Bylaws and the Delaware Bylaws are as follows:

Issue	Delaware	Texas
Board of Directors Vacancies	The current Delaware Bylaws provide that vacancies on the Board can only be filled by vote of a majority of the remaining members of the Board or by a sole remaining director, and not by stockholders.	The proposed Texas Bylaws provide that director vacancies may be filled in any manner permitted by the TBOC, in each case to the extent permitted by the TBOC, the effect of which is described in the above comparison summary of the Delaware Charter and the proposed Texas Charter under "Board of Directors Vacancies."
Action by Written Consent	The current Delaware Bylaws prohibit stockholder action by written consent.	Under the TBOC, shareholders are required to have the option to act by written consent in lieu of a meeting. The proposed Texas Bylaws set this at the highest standard permitted under the TBOC, which is unanimous written consent.
Calling of Special Shareholder Meetings	The current Delaware Bylaws provide that special stockholder meetings may be called only by the Board, the chairperson of the Board, the chief executive officer, or the president (in the absence of a chief executive officer), and may not be called by stockholders.	Under the TBOC, shareholders that own a certain percentage of shares having the right to vote thereat, as specified in the certificate of formation, but not to exceed 50%, are required to have the right to call special shareholder meetings, and the proposed Texas Bylaws provide that holders of not less than 50% of our shares of stock entitled to vote thereat may call a special meeting of shareholders.

Issue	Delaware	Texas
Cancellation of Special Shareholder Meetings	The current Delaware Bylaws provide that the Board may cancel, postpone, or reschedule a special stockholder meeting.	The proposed Texas Bylaws provide that the Board may not cancel a special shareholder meeting called by shareholders, although the Board retains the right to postpone and reschedule shareholder meetings. The Board may cancel a meeting that is not called by shareholders, to the extent permitted under the TBOC.
Proxies	The current Delaware Bylaws provide that no proxy authorized by a stockholder is valid after three years from the date of its execution, unless the proxy provides for a longer period.	Under the TBOC, a proxy is not valid for more than eleven months after the date the proxy is executed, unless otherwise provided by the proxy, and so the proposed Texas Bylaws provide that no proxy shall be voted or acted upon after eleven months from its date, unless the proxy provides for a longer period.
Board of Directors Committees	The current Delaware Bylaws provide that no committee of directors shall have the power or authority to (1) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (2) adopt, amend, or repeal bylaws.	The proposed Texas Bylaws provide that committees shall not have the power or authority to (i) approve or adopt, or recommend to the shareholders any action or matter (other than the election or removal of directors) expressly required by the TBOC to be submitted to shareholders for approval or which otherwise may not be delegated to a committee, or (ii) adopt, amend or repeal any bylaw of the corporation. The proposed Texas Bylaws, by reference to the TBOC, acknowledge that, under the TBOC, a committee of directors is prohibited from taking certain actions. The TBOC provides that a committee of the board of directors may not: (1) amend the certificate of formation, except to: (A) establish a series of shares; (B) increase or decrease the number of shares in a series; or (C) eliminate a series of shares established by the board of directors; (2) propose a reduction of stated capital; (3) approve a plan of merger, share exchange, or conversion of the

Issue	Delaware	Texas
		corporation;
		(4) recommend to shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business;
		(5) recommend to the shareholders a voluntary winding up and termination or revocation of a voluntary winding up and termination;
		(6) amend, alter, or repeal the bylaws or adopt new bylaws;
		(7) fill vacancies on the board of directors;
		(8) fill vacancies on or designate alternate members of a committee of the board of directors;
		(9) fill a vacancy to be filled because of an increase in the number of directors;
		(10) elect or remove officers of the corporation or members or alternate members of a committee of the board of directors;
		(11) set the compensation of the members or alternate members of a committee of the board of directors; or
		(12) alter or repeal a resolution of the board of directors that states that it may not be amended or repealed by a committee of the board of directors.
Partly Paid Stock	The current Delaware Bylaws permit the corporation to issue partly paid stock.	Under the TBOC, partly paid stock is prohibited due to the TBOC's requirement that full consideration for shares be paid before issuance, and so the proposed Texas Bylaws do not provide for the issuance of partly paid stock.

Issue	Delaware	Texas
Notice to Shareholders	The current Delaware Bylaws permit the corporation to deliver a single written notice to stockholders who share an address (unless a stockholder objects) and permit the corporation not to give notice where notice would be unlawful.	The TBOC does not currently contain provisions allowing for a single notice to be delivered to multiple shareholders at the same address, and so the right of the corporation to so deliver notice is limited by the TBOC. The TBOC does not have provisions specifically allowing the corporation not to deliver notice where such notice would be unlawful, and so the Texas Bylaws do not contain such provisions.
Advancement of Expenses	The current Delaware Bylaws provide that expenses incurred by an officer or director in connection with any legal proceedings will be advanced by the corporation upon the corporation's receipt of a written request and an undertaking by the person to repay such amounts if it is ultimately determined that the person is not entitled to indemnification.	Under the TBOC, before a corporation can advance expenses incurred by a director or officer in connection with any legal proceedings, a director or officer is also required to provide, in addition to an undertaking to repay any expenses advanced if such director or officer is ultimately not entitled to indemnification, a written affirmation attesting in good faith to such director's or officer's compliance with the standard of conduct necessary for indemnification, which requirement is included in the proposed Texas Bylaws.
Exclusive Forum	The current Delaware Bylaws provide that a state court within the State of Delaware (or, if no Delaware state court has jurisdiction, the federal district court for the District of Delaware) shall serve as the sole and exclusive forum for certain matters relating to the internal affairs of the corporation. The exclusive forum provision in the Delaware Bylaws does not apply to any direct claims under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act").	The proposed Texas Bylaws provide that the sole and exclusive forum for certain matters relating to the internal affairs of the corporation shall be, first, the Business Court in the Third Business Court Division of the State of Texas (which Division includes the county of our Texas corporate headquarters), unless such court is not then accepting filings or lacks jurisdiction, in which case the exclusive forum shall be either the federal district court for the Western District of Texas, Austin Division, or if there is not federal jurisdiction then the state district court of Travis County, Texas. The exclusive forum provision in the proposed Texas Bylaws explicitly states that it shall not apply to any direct claims under the Securities Act or the Exchange Act.

Comparison of Stockholder Rights under Delaware and Texas Law

The rights of our stockholders are currently governed by the DGCL, Delaware case law, the Delaware Charter and the Delaware Bylaws. Following completion of the Texas Redomestication, the rights of our shareholders will be governed by the TBOC, Texas case law, the Texas Charter and the Texas Bylaws.

The Special Committee has found that the corporate laws of Texas and of Delaware are substantially equivalent, at least on net (i.e., balancing relevant considerations against one another) and as relevant to the Company.

The statutory corporate laws of Texas, as governed by the TBOC, are similar in many respects to those of Delaware, as governed by the DGCL. However, there are certain individual differences that may relate to your rights as a stockholder, as well as the corporate governance of the Company. The following are brief summaries of certain legal considerations relating to the current rights of stockholders of a Delaware corporation and the shareholders of a Texas corporation and the corporate governance of a company in Delaware and in Texas.

The following discussion does not provide a complete description of the differences that may affect you. This summary is qualified in its entirety by reference to the TBOC and DGCL, the Delaware Charter and Delaware Bylaws, the Texas Charter and Texas Bylaws, and the body of case law in both jurisdictions, and some of the differences in the legal considerations below may not affect you in light of the provisions of the Texas Charter and Texas Bylaws, which opt in to certain determinations as permitted under the TBOC.

ISSUE	DELAWARE	TEXAS
Increasing or Decreasing Authorized Capital Stock, Including Number of Unissued Shares of a Series of Preferred Stock	The DGCL has no provision for increasing or decreasing authorized capital stock by unilateral board action without stockholder approval, although if the increase in the number of authorized shares is in connection with a forward stock split (up to an amount proportionate to the subdivision), no stockholder approval is required provided that the corporation only has one class of stock outstanding and such class is not divided into series (unless stockholder approval is expressly required by the certificate of incorporation). See "Charter Amendments" below.	Under the TBOC, once stock has been issued, the board cannot unilaterally increase or decrease the authorized capital stock without shareholder approval, and there is no express exception for forward stock splits.

With respect to a series of shares of preferred stock established by the board of directors if authorized by the corporation's certificate of formation (and subject thereto), unless the certificate of formation expressly restricts the board of directors from increasing or decreasing the number of unissued shares of a series to be established by the board of directors, the board of directors may increase or decrease the number of shares in each series to be established, except that the board of directors may not decrease the number of shares in a particular series to a number that is less than the number of shares in that series that are issued at the time of the decrease. |
| ***Number of Directors*** | Under the DGCL, the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors. If the certificate of incorporation fixes the | Under the TBOC, the number of directors shall be set by, or in the manner provided by, the certificate of formation or bylaws, except that the number of directors on the initial board of directors must be set by the |

ISSUE	DELAWARE	TEXAS
	number of directors, then a change in the number of directors shall be made only by amendment of the certificate of incorporation.	certificate of formation. The number of directors may be increased or decreased by amendment to, or as provided by, the certificate of formation or bylaws. If the certificate of formation or bylaws do not set the number constituting the board of directors or provide for the manner in which the number of directors must be determined, the number of directors is the same as the number constituting the initial board of directors as set by the certificate of formation.
Procedures for Filling Vacant Directorships	Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws: (1) vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and (2) whenever the holders of any class or classes of stock or series thereof are entitled to elect 1 or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. In the case of a Delaware corporation the directors of which are divided into classes, any directors chosen by (1) or (2) of the above shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified.	Under the TBOC, except as provided below with respect to class voting, vacancies may be filled by the affirmative vote of the majority of the remaining directors, even if less than a quorum, or by the election at an annual or special meeting of shareholders called for that purpose. The term of a director elected to fill a vacancy occurring in the board of directors is the unexpired term of the director's predecessor in office. Except as provided below with respect to class voting, a directorship to be filled because of an increase in the number of directors may be filled by the shareholders or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. The board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Unless otherwise authorized by a corporation's certificate of formation, a vacancy or a newly created vacancy in a director position that the certificate of formation entitles the holders of a class or series of shares or group of classes or series of shares to elect may be filled only: (1) by the affirmative vote of the majority of the directors then in office elected by the class, series, or group; (2) by the sole

ISSUE	DELAWARE	TEXAS
		remaining director elected in that manner; or (3) by the affirmative vote of the holders of the outstanding shares of the class, series, or group.
Removal of Directors	Under the DGCL, subject to the exceptions discussed below, holders of a majority of shares then entitled to vote at an election of directors may remove a director or the entire board of directors with or without cause. Unless the certificate of incorporation provides otherwise, if the board of directors of a Delaware corporation is classified (i.e., elected for staggered terms), a director may only be removed by stockholders for cause. If a Delaware corporation uses cumulative voting and less than the entire board is to be removed, a director may not be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors or, if the board of directors is classified, at an election of the class of directors of which such director is a part. Where the certificate of incorporation provides that separate classes or series of stockholders are entitled, as such a class or series, to elect separate directors, in calculating the sufficiency of votes for removal without cause of such a director, only the votes of the holders of such a class or series are considered.	Under the TBOC, subject to the exceptions discussed below or as otherwise provided by the certificate of formation or bylaws of a corporation, the holders of a majority of shares then entitled to vote at an election of directors may remove a director or the entire board of directors with or without cause. Unless the certificate of formation provides otherwise, if a Texas corporation's directors serve staggered terms, a director may only be removed for cause. If the certificate of formation permits cumulative voting and less than the entire board is to be removed, a director may not be removed if the votes cast against the removal would be sufficient to elect him or her if cumulatively voted at an election of the entire board of directors, or if there are classes of directors, at an election of the class of directors of which the director is a part. Where the certificate of formation provides that separate classes or series of shareholders are entitled, as such a class or series, to elect separate directors, in calculating the sufficiency of votes for removal of such a director, only the votes of the holders of such a class or series are considered.
Action by Written Consent of Directors	Under the DGCL, unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors of a Delaware corporation may act without a meeting if all of the directors consent in writing.	Under the TBOC, unless otherwise provided by the certificate of formation or bylaws, a written consent stating the action taken and signed by all members of the board of directors of a Texas corporation is also an act of the board of directors.
Action by Written Consent of Stockholders	Under the DGCL, unless otherwise provided in the certificate of incorporation, stockholders may act without a meeting, without prior notice and without a vote, with the written consent of the stockholders having not less than the minimum	Under the TBOC, shareholders may act without a meeting, without prior notice and without a vote, with the written consent of (1) all shareholders or (2) if authorized by the certificate of formation, the shareholders having at least the minimum number of votes

ISSUE	DELAWARE	TEXAS
	number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If less than unanimous written consent is given, the corporation must give prompt notice of the action taken to the non-consenting stockholders.	that would be necessary to take the action that is the subject of the consent at a meeting, in which each owner or member entitled to vote on the action is present and votes. If less than unanimous written consent is given, the corporation must give prompt notice of the action taken to the non-consenting shareholders.
Special Meetings of the Stockholders	Under the DGCL, the board of directors, or any other one or more persons authorized in the certificate of incorporation or bylaws, may call a special meeting. Stockholders do not have a statutory right to call a special meeting, but the certificate of incorporation or bylaws for the corporation may provide for such right.	Special meetings of the shareholders of a corporation may be called by: (1) the president, the board of directors, or any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation; or (2) the holders of the percentage of shares specified in the certificate of formation, not to exceed 50% of the shares entitled to vote or, if no percentage is specified, at least 10% of all of the shares of the corporation entitled to vote at the proposed special meeting. Under the TBOC, a corporation cannot prohibit its shareholders from calling a special meeting of shareholders.
Adjournment of Stockholder Meetings	Under the DGCL, unless the bylaws provide otherwise, a meeting of stockholders may be adjourned to another time or place without notice if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are: (1) announced at the meeting at which the adjournment is taken; (2) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication; or (3) set forth in the notice of meeting. Under the DGCL, if a meeting of stockholders is adjourned for more than 30 days, or if after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, notice of	Under the TBOC, unless the certificate of formation or bylaws provide otherwise, a meeting of shareholders may be adjourned due to lack of quorum until the time and to the place as may be determined by a vote of the holders of the majority of the shares who are present or represented by proxy at the meeting. The TBOC does not have a specific provision on the notice for an adjourned meeting or the business that may be transacted at an adjourned meeting. Generally, under the TBOC, the only business that may be conducted at a special meeting of the shareholders is business that is within the purposes described in the notice.

ISSUE	DELAWARE	TEXAS
	the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting, or each stockholder of record entitled to vote at the adjourned meeting as of the new record date set for notice of the adjourned meeting, respectively. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting.	
Voting by Proxy	Under the DGCL, a stockholder may authorize another person or persons to act for such stockholder by proxy. A proxy is valid for three years from its date unless a longer period is provided in the proxy.	Under the TBOC, a shareholder may authorize another person or persons to act for such shareholder by proxy. A proxy is valid for eleven months from its date of execution unless otherwise provided in the proxy.
Quorum and Required Vote for Stock Corporations	Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of shares and/or the amount of other securities having voting power the holders of which must be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series. In the absence of such specification in the certificate of incorporation or bylaws of the corporation: (1) a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders; (2) in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders; (3) directors shall be elected by a plurality of the votes of the shares present in person or	Under the TBOC, subject to the following sentence, the holders of the majority of the shares entitled to vote at a meeting of the shareholders of a Texas corporation that are present or represented by proxy at the meeting are a quorum for the consideration of a matter to be presented at that meeting. The certificate of formation of a corporation may provide that a quorum is present only if: (1) the holders of a specified portion of the shares that is greater than the majority of the shares entitled to vote are represented at the meeting in person or by proxy; or (2) the holders of a specified portion of the shares that is less than the majority but not less than one-third of the shares entitled to vote are represented at the meeting in person or by proxy. Subject to the following sentence, directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. The certificate of formation or bylaws of a corporation may provide that a director of a corporation shall be elected only if the director receives: (1) the vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote in the election of

ISSUE	DELAWARE	TEXAS
	represented by proxy at the meeting and entitled to vote on the election of directors; and (4) where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series. A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors.	directors; (2) the vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote in the election of directors and represented in person or by proxy at a meeting of shareholders at which a quorum is present; or (3) the vote of the holders of a specified portion, but not less than the majority, of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. Subject to the following sentence, with respect to a matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the TBOC, the affirmative vote of the holders of the majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to, the matter at a shareholders' meeting of a corporation at which a quorum is present is the act of the shareholders. With respect to a matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by this code, the certificate of formation or bylaws of a corporation may provide that the act of the shareholders of the corporation is: (1) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on that matter; (2) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on that matter and represented in person or by proxy at a shareholders' meeting at which a quorum is present; (3) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on, and who voted for or against, the matter at a shareholders' meeting at which a

ISSUE	DELAWARE	TEXAS
		quorum is present; or (4) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to, the matter at a shareholders' meeting at which a quorum is present.
Stockholder Vote for Fundamental Business Transactions	Under the DGCL, a majority of the outstanding stock of the corporation entitled to vote thereon generally must approve fundamental changes, such as: (1) certain mergers or consolidations; (2) a sale, lease, or exchange of all or substantially all of the corporation's assets (provided that no stockholder authorization or consent is required (A) to mortgage or pledge the corporation's property and assets unless the certificate of incorporation so requires or (B) where the property or assets in the sale, lease or exchange is collateral that secures a mortgage or is pledged to a secured party and certain additional conditions are met); (3) dissolution; (4) conversion of a domestic corporation to other entities; and (5) transfer, domestication or continuance of a domestic corporation to a foreign jurisdiction. The certificate of incorporation may contain provisions requiring for any corporate action the vote of a larger portion of the stock or of any class or series thereof than is required by the DGCL.	Under the TBOC, unless otherwise provided for in the TBOC or the certificate of formation of a corporation, shareholders holding at least two-thirds of the outstanding shares of a class entitled to vote on the matter must typically approve fundamental business transactions such as: (1) a merger; (2) an interest exchange; (3) a conversion; or (4) a sale of all or substantially all of the corporation's assets that is not made in the usual and regular course of the corporation's business. The certificate of formation can provide for a different threshold of approval, but not less than a majority of the shares entitled to vote.
Stockholder Vote for Sales, Leases, Exchanges or Other Dispositions	Under the DGCL, a Delaware corporation may sell, lease or exchange all or substantially all of its property and assets when and as authorized by a majority of the outstanding stock of the corporation entitled to vote thereon. No such approval is required, however, if the assets being sold, leased or exchanged are not all or substantially all of the corporation's assets. There is no necessary quantifying percentage for determining whether assets constitute substantially all of a Delaware corporation's assets. Only if	Under the TBOC, generally the sale, lease, exchange or other disposition of all, or substantially all, of the property and assets of a Texas corporation requires the approval of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote, unless the corporation's certificate of formation sets a lower threshold (which may not be less than a majority of the voting shares). No such approval is required, however, if the transaction is made in the usual and regular course of a Texas corporation's business. Under Texas

ISSUE	DELAWARE	TEXAS
	the sale is of assets quantitatively and qualitatively vital to the business of the corporation is stockholder authorization mandated.	law, even the transfer of substantially all of a corporation's assets in such a manner that the corporation continues directly or indirectly to engage in one or more businesses is deemed not to be a transaction requiring shareholder approval under the TBOC.
Business Combinations Statute	Under the DGCL, unless a Delaware corporation's certificate of incorporation or bylaws (original, or approved by stockholders) provide otherwise, Delaware corporations that have a class of voting stock listed on a national securities exchange or held of record by 2,000 or more persons are prohibited from entering into any "business combination" with any "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder. The DGCL generally defines a "business combination" as (i) certain mergers and consolidations; (ii) sales leases, exchanges, mortgages, pledges, transfers or other dispositions of assets having an aggregate market value of 10% or more of either the consolidated assets or the outstanding stock of a company; (iii) certain transactions that would result in the issuance or transfer of stock of the corporation to an interested stockholder; (iv) certain transactions that have the effect, directly or indirectly, of increasing the proportionate share of stock of the corporation which is owned by the interested stockholder, subject to exceptions; and (v) any receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation, subject to certain exceptions.

"Interested stockholder" is generally defined as a person (including the affiliates and associates of such person) that is directly or indirectly a beneficial owner of 15% or more of | Under the TBOC, a Texas "issuing public corporation" is generally prohibited from, directly or indirectly, entering into (i) mergers, share exchanges or conversions with an affiliated shareholder or other entity that after such transaction would be an affiliate or associate of an affiliated shareholder, and certain other entities, (ii) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of assets having an aggregate market value of 10% or more of (a) the aggregate market value of the consolidated assets of such Texas public corporation, (b) the aggregate market value of the outstanding voting stock of such Texas public corporation or (c) the earning power or net income of such Texas public corporation on a consolidated basis, (iii) certain transactions that would result in the issuance or transfer of shares of such Texas public corporation to an affiliated shareholder or an affiliate or associate, (iv) liquidation or dissolution plans or proposals with an affiliated shareholder or an associate or an affiliate of an associate of an affiliated shareholder, (v) certain transactions, including reclassifications of securities or other share distributions or recapitalizations, that have the effect, directly or indirectly, of increasing the proportionate ownership percentage of the outstanding shares of a class or series of voting shares or securities convertible into voting shares of the issuing public corporation that is beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, except as a result of immaterial changes due to |

ISSUE	DELAWARE	TEXAS
	the outstanding voting stock of a Delaware corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period before the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person, in each case subject to certain exceptions. The DGCL provides an exception to this prohibition if: (i) the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder became an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of that company (excluding shares owned by persons who are directors and also officers, and employee stock plans in which participants do not have the right to determine whether shares will be tendered in a tender or exchange offer) in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting (and not by written consent).	fractional share adjustments or (vi) loans, advances, guarantees, pledges, or other financial assistance or a tax credit or other tax advantages the recipient of which is an affiliated shareholder or an affiliate or associate of an affiliated shareholder, in each case, with an "affiliated shareholder" or any affiliate or associate of the "affiliated shareholder" for a period of three years after the date the shareholder obtained "affiliated shareholder" status. "Affiliated shareholder" is generally broadly defined as a person who beneficially owns (or has owned within the preceding three-year period) 20% or more of the outstanding voting stock of a Texas public corporation. "Issuing public corporation" means a Texas corporation that has: (i) 100 or more shareholders of record as shown by the share transfer records of the corporation; (ii) a class or series of the corporation's voting shares registered under the Securities Exchange Act of 1934 (15 U.S.C. Section 77b et seq.), as amended; or (iii) a class or series of the corporation's voting shares qualified for trading on a national securities exchange. The TBOC provides an exception to this prohibition if: (i) the board of directors of the corporation approves the transaction or the acquisition of shares by the affiliated shareholder prior to the affiliated shareholder becoming an affiliated shareholder; or (ii) the holders of at least two-thirds of the outstanding voting shares not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder approve the transaction at a meeting held no earlier than six months after the shareholder acquires such ownership. The TBOC expressly provides that the foregoing shareholder approval may not be by written consent.

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Charter Amendments	Under the DGCL, subject to limited exceptions, an amendment to the certificate of incorporation must be approved by (i) the board of directors and (ii) the holders of a majority of a Delaware corporation's outstanding stock entitled to vote thereon, unless the certificate of incorporation provides for a greater number. In addition, unless otherwise expressly required by the certificate of incorporation: (1) no meeting or vote of stockholders is required to adopt an amendment that reclassifies by subdividing the issued shares of a class of stock into a greater number of issued shares of the same class of stock (and, in connection therewith, such amendment may increase the number of authorized shares of such class of stock up to an amount proportionate to the subdivision), provided the corporation has only one class of stock outstanding and such class is not divided into series; and (2) an amendment to increase or decrease the authorized number of shares of a class of capital stock or an amendment to reclassify by combining the issued shares of a class of capital stock into a lesser number of issued shares of the same class of stock may be made and effected, without obtaining the vote or votes of stockholders otherwise required if: (A) the shares of such class are listed on a national securities exchange immediately before such amendment becomes effective and meet the listing requirements of such national securities exchange relating to the minimum number of holders immediately after such amendment becomes effective, (B) at a properly called meeting, a vote of the stockholders entitled to vote thereon, voting as a single class, is taken for and against the proposed amendment, and the votes cast for the amendment exceed the votes cast against the amendment, and (C) if the amendment increases or decreases the authorized number of shares of a	Under the TBOC, subject to limited exceptions, an amendment to the certificate of formation requires the approval of (i) the board of directors and (ii) the holders of at least two-thirds of the outstanding shares of a Texas corporation, unless a different threshold, not less than a majority, is specified in the certificate of formation.

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	class of capital stock for which no provision in the certificate of incorporation has been made in accordance with the DGCL, the votes cast for the amendment by the holders of such class exceed the votes cast against the amendment by the holders of such class.	
Bylaw Amendments	Under the DGCL, stockholders of a Delaware corporation entitled to vote have the right to amend, repeal or adopt the bylaws. If a Delaware corporation's certificate of incorporation so provides, the Delaware corporation's board of directors may also have the right to amend, repeal or adopt the bylaws.	Generally, under the TBOC, the board of directors may amend, repeal or adopt a Texas corporation's bylaws. However, (i) the shareholders may amend, repeal or adopt bylaws even if the directors also have that power and (ii) a Texas corporation's certificate of formation may wholly or partly reserve the power to amend, repeal or adopt bylaws exclusively to the shareholders. Similarly, the shareholders, in amending, repealing or adopting a particular bylaw, may expressly provide that the board of directors may not amend, readopt or repeal that bylaw.
Dividends and Distributions	Under the DGCL, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the capital of the corporation is less than the capital represented by issued and outstanding stock having preferences on asset distributions.

In addition, a Delaware corporation may not repurchase or redeem shares if doing so would render the corporation insolvent in the sense that it could not pay its debts as they come due or continue as a going concern. | Under the TBOC, a distribution is defined as a transfer of cash or other property (except a corporation's own shares or rights to acquire its shares or a split-up or division of the issued shares of a class of a corporation into a larger number of shares within the same class that does not increase the stated capital of the corporation), or an issuance of debt, by a corporation to its shareholders in the form of: (i) a dividend on any class or series of a Texas corporation's outstanding shares; (ii) a purchase or redemption, directly or indirectly, of its shares; or (iii) a payment in liquidation of all or a portion of its assets.

Under the TBOC, a Texas corporation may not make a distribution if such distribution violates its certificate of formation, if the corporation's surplus is less than the amount of the corporation's stated capital (as determined by the TBOC) or, unless a Texas corporation is in receivership or the distribution is made in connection with the winding up and termination of the Texas corporation, if it either |

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		renders a Texas corporation unable to pay its debts as they become due in the course of its business or affairs, or exceeds, depending on the type of distribution, either the net assets or the surplus of the Texas corporation, or, subject to certain exceptions, if the distribution will be made to shareholders of another class or series.
Stock Redemption and Repurchase	Under the DGCL, a Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by such purchase or redemption. A Delaware corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares are to be retired and the capital reduced. However, a corporation may not purchase redeemable shares for a price greater than that at which they would be redeemed. In addition, a Delaware corporation may not effect a repurchase or redemption if doing so would render the corporation insolvent in the sense that it could not pay its debts as they come due or continue as a going concern.	As noted above, under the TBOC, the purchase or redemption by a Texas corporation of its shares constitutes a distribution. Accordingly, the discussion above relating to distributions is applicable to stock redemptions and repurchases.
Ratification	Under the DGCL, there is a codified ratification process for defective corporate actions. The board of directors must adopt a resolution ratifying the defective corporate action and, if stockholder approval would have been required for the defective corporate action to have been taken, the defective corporate action must be submitted to stockholders for approval. In addition to the foregoing, under the DGCL, the corporation, any successor entity to the corporation, any director, or certain stockholders can apply to	Under the TBOC, there is a codified ratification process for defective corporate acts. The board of directors must adopt a resolution and then submit the ratified defective corporate act for shareholder approval (shareholder approval is subject to certain exceptions). In the absence of actual fraud in the transaction, the judgment of the board of directors of a Texas corporation that shares of the Texas corporation are valid shares or putative shares is conclusive, unless otherwise determined by a Texas district court or a Texas Business

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	the Delaware Court for an order determining the validity and effectiveness of defective corporate acts, including without limitation to confirm whether a prior ratification was effective, whether a defective corporate act can be validated even if not previously ratified. In connection with such applications, the Delaware Court has broad discretion to fashion appropriate relief, including without limitation declaring ratifications effective, validating and declaring effective any defective corporate act, and making such other orders regarding such matters as it deems proper under the circumstances.	Court.
Inspection of Books and Records	Under the DGCL, any stockholder may inspect, and make copies and extracts from, a Delaware corporation's books and records during normal business hours for any proper purpose upon written demand under oath stating the purpose of the inspection. If a Delaware corporation refuses to permit inspection or does not reply to the demand within five business days after the demand has been made, the stockholder may apply to the Delaware Court for an order to compel such inspection. Generally, the stockholder bears the burden of showing that each category of requested records is essential to accomplishment of the stockholder's stated purpose for the inspection. However, when a stockholder seeks to inspect a corporation's list of stockholders or stock ledger, the burden of proof is on the corporation to establish that the inspection is for an improper purpose.	Under the TBOC, a shareholder may inspect a Texas corporation's books and records during normal business hours upon written demand stating a proper purpose if such shareholder holds at least 5% of the outstanding shares of stock of the Texas corporation or has been a holder of shares for at least six months prior to such demand. If a Texas corporation refuses to allow a person to examine and make copies of account records, minutes, and share transfer records under the TBOC, the Texas corporation is liable to the shareholder for any cost or expense, including attorney's fees, incurred in enforcing the shareholder's rights under the TBOC. A Texas corporation may defend against an inspection action by establishing that the shareholder: (1) has sold or offered for sale, or has aided or abetted a person in procuring a list of shareholders or of holders of voting trust certificates for the purpose of selling, a list of shareholders or of holders of voting trust certificates for shares of the Texas corporation or any other corporation within the two years preceding the date the action is brought; (2) has improperly used information obtained through prior examination of the books, account

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		records, minutes, or share transfer records of the corporation or any other corporation; or (3) was not acting in good faith or for a proper purpose in making the request.
Insurance	Under the DGCL, a Delaware corporation is allowed to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the DGCL.	Under the TBOC, a Texas enterprise is allowed to purchase or procure or establish and maintain insurance or another arrangement to indemnify or hold harmless an existing or former governing person, delegate, officer, employee, or agent against any liability: (1) asserted against and incurred by the person in that capacity or (2) arising out of the person's status in that capacity. The insurance or other arrangement established may insure or indemnify against the liability described above without regard to whether the enterprise otherwise would have had the power to indemnify the person against that liability under the TBOC.
	The DGCL does not prohibit a Delaware corporation from establishing and maintaining arrangements, other than insurance, to protect such persons, including a trust fund or surety arrangement.	Under the TBOC, for the benefit of persons to be indemnified by the enterprise, an enterprise may, in addition to purchasing or procuring or establishing and maintaining insurance or another arrangement: (1) create a trust fund; (2) establish any form of self-insurance, including a contract to indemnify; (3) secure the enterprise's indemnity obligation by grant of a security interest or other lien on the assets of the enterprise; or (4) establish a letter of credit, guaranty, or surety arrangement.
Interested Party Transaction Approvals	The DGCL provides that certain interested party transactions are not void or voidable solely because the transaction is between a corporation and one or more of its directors or officers, or between the corporation and an entity in which one or more of its directors or officers has a financial interest, or solely because the interested director or officer was present at or participated in the meeting in which the interested transaction was approved if any of the following conditions are satisfied: (1) the material facts as to the	The TBOC provides that an otherwise valid and enforceable contract or transaction between a corporation and (1) one or more directors or officers, or one or more affiliates or associates of one or more directors or officers, of the corporation; or (2) an entity or other organization in which one or more directors or officers, or one or more affiliates or associates of one or more directors or officers, of the corporation: (A) is a managerial official; or (B) has a financial interest is valid and enforceable, and is not void or voidable, notwithstanding such

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	director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (2) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.	relationship or interest if any one of the following conditions is satisfied: (1) the material facts as to the applicable relationship or interest and as to the contract or transaction are disclosed to or known by: (A) the corporation's board of directors or a committee of the board of directors, and the board of directors or committee in good faith authorizes the contract or transaction by the approval of the majority of the disinterested directors or committee members, regardless of whether the disinterested directors or committee members constitute a quorum; or (B) the shareholders entitled to vote on the authorization of the contract or transaction, and the contract or transaction is specifically approved in good faith by a vote of the shareholders; or (2) the contract or transaction is fair to the corporation when the contract or transaction is authorized, approved, or ratified by the board of directors, a committee of the board of directors, or the shareholders.
		The TBOC differs from the DGCL's interested party transaction statute in that it expressly provides that if at least one of the above conditions is satisfied, neither the corporation nor any of the corporation's shareholders will have a cause of action against any of the corporation's directors or officers for breach of duty with respect to the making, authorization, or performance of the contract or transaction because the person had an applicable relationship or interest.
Limitation of Liability of Stockholders	Under the DGCL, unless the certificate of incorporation otherwise provides, the stockholders of a corporation shall not be personally liable for the payment of the corporation's debts except as they may be liable by reason of their own conduct or acts.	Under the TBOC, subject to certain exceptions, a shareholder's liability is limited to its contributed capital.

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Limitation of Personal Liability of Directors and Officers	Under the DGCL, a Delaware corporation is permitted to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision does not eliminate or limit the liability of: (i) a director or officer breaching the duty of loyalty to the corporation or its stockholders; (ii) a director or officer failing to act in good faith, engaging in intentional misconduct or a knowing violation of law; (iii) a director declaring an illegal dividend or approving an illegal stock purchase or redemption; (iv) a director or officer obtaining an improper personal benefit from the corporation; or (v) an officer in any action by or in the right of a Delaware corporation.	Under the TBOC, a Texas corporation is permitted to provide that a director is not liable, or is liable only to the extent provided by the certificate of formation, to the corporation or its shareholders for monetary damages for an act or omission by the person in the person's capacity as a director. The TBOC does not, however, permit any limitation of the liability of a director for: (i) a breach of the duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the person to the corporation or involves intentional misconduct or a knowing violation of law; (iii) a transaction from which the director obtains an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the person's duties; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute (such as wrongful distributions).
Considerations by Directors Permitted by Statute	Except for corporations that have opted to become public benefit corporations, directors of Delaware corporations do not have any express statutory authority to consider other constituencies. Delaware case law provides that fiduciary duties in most circumstances require directors to seek to maximize the value of the corporation for the long-term benefit of the stockholders.	Under the TBOC, in discharging the duties of director under the TBOC or otherwise and in considering the best interests of the corporation, a director is entitled to consider the long-term and short-term interests of the corporation and the shareholders of the corporation, including the possibility that those interests may be best served by the continued independence of the corporation. In discharging the duties of a director or officer under the TBOC or otherwise, a director or officer of a corporation is entitled to consider any social purpose specified in the corporation's certificate of formation. In addition, the TBOC provides that nothing in the applicable section thereof prohibits or limits a director or officer of a corporation that does not have a social purpose specified as a purpose in the corporation's certificate of formation from considering, approving, or taking an action that promotes or has the effect

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		of promoting a social, charitable, or environmental purpose. Texas also has a public benefit corporation statute.
Business Opportunities	Under Delaware law, the corporate opportunity doctrine holds that a corporate officer or director may not generally and unilaterally take a business opportunity for his or her own. Factors to be considered include: (i) whether the corporation is financially able to exploit the opportunity; (ii) if the opportunity is within the corporation's line of business; (iii) whether the corporation has an interest or expectancy in the opportunity; and (iv) whether by taking the opportunity for his or her own, the corporate fiduciary will thereby be placed in a position inimical to his duties to the corporation. The DGCL permits a Delaware corporation to renounce, in its certificate of incorporation or by action of the board of directors, any interest or expectancy of the corporation in, or being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.	Texas law generally follows the Delaware corporate opportunity doctrine. The TBOC permits a Texas entity to renounce, in its certificate of formation or by action of its board of directors, an interest or expectancy of the entity in, or an interest or expectancy of the entity in being offered an opportunity to participate in, specified business opportunities or a specified class or category of business opportunities presented to the entity or one or more of its managerial officials or owners.
Indemnification of Directors and Officers	Under the DGCL, a Delaware corporation is permitted to indemnify any person who is a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, to which such director, officer, employee or agent	Under the TBOC, a Texas corporation is permitted to indemnify a director, former director, or delegate who was, is, or is threatened to be made a respondent in a proceeding, against (i) judgments and (ii) expenses (other than a judgment) reasonably and actually incurred by the person in connection with a proceeding if the person: (a) acted in good faith; (b) reasonably believed, in the case of conduct in the person's official capacity, that the person's conduct was in the corporation's best interests, and in any other case, that the person's conduct was not opposed to the corporation's best interests; and (c) in the case of a criminal

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	may be a party or threatened to be made a party, provided such person acted in good faith and in a manner the person reasonably believed was in or not opposed to the best interests of the corporation, and in the case of a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful.

In connection with any threatened, pending or completed action by or in the right of the corporation involving a person who is or was a director, officer, employee or agent, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, a Delaware corporation has the power to indemnify such a person who is a party or is threatened to be made a party for expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit: (i) if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) if such person is found liable to the corporation, only to the extent the Court of Chancery or the court in which such action or suit was brought determined that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. This is not exclusive of any other indemnification rights, which may be granted by a Delaware corporation to its directors, officers, employees or agents. | proceeding, did not have a reasonable cause to believe the person's conduct was unlawful. In addition, the TBOC permits indemnification of other persons as described in the section entitled "Persons Covered" below.

If, however, the person is found liable to a Texas corporation, or is found liable on the basis he or she received an improper personal benefit, then indemnification under the TBOC is limited to the reimbursement of reasonable expenses actually incurred in connection with the proceeding, and which excludes a judgment, a penalty, a fine, and an excise or similar tax, including an excise tax assessed against the person with respect to an employee benefit plan. Furthermore, no indemnification will be available if the person is found liable for: (i) willful or intentional misconduct in the performance of the person's duty to the corporation; (ii) breach of the person's duty of loyalty owed to the corporation; or (iii) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation. |
| *Advancement of Expenses* | Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the | A corporation may pay or reimburse reasonable expenses incurred by a present director or officer who was, is, or is threatened to be made a respondent in a proceeding in advance of the final disposition of the |

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	corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section.	proceeding without making the determinations required for permissive indemnification after the corporation receives: (1) a written affirmation by the person of the person's good faith belief that the person has met the standard of conduct necessary for indemnification; and (2) a written undertaking by or on behalf of the person to repay the amount paid or reimbursed if the final determination is that the person has not met that standard or that indemnification is prohibited by the TBOC.
Procedure for Indemnification	Under the DGCL, a determination that indemnification of a director or officer is appropriate generally must be made: (i) by a majority vote of directors who are not party to the proceeding, even though less than a quorum; (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (iii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by stockholder vote.	Under the TBOC, a determination that indemnification is appropriate generally must be made: (i) by a majority vote of the directors who, at the time of the vote, are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a special committee of the board of directors if the committee is designated by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum, and is composed solely of one or more directors who are disinterested and independent; (iii) by special legal counsel selected by majority vote under (i) or (ii) above; (iv) by the shareholders in a vote that excludes those shares held by directors who, at the time of the vote, are not disinterested and independent; or (v) by a unanimous vote of the shareholders of the corporation.
Mandatory Indemnification	The DGCL requires indemnification for expenses (including attorneys' fees) actually and reasonably incurred with respect to any claim, issue or matter on which the director or officer is successful on the merits or otherwise, in the defense of the proceeding.	The TBOC requires indemnification for reasonable expenses actually incurred only if the director is wholly successful on the merits or otherwise, in the defense of the proceeding.
Persons Covered	Under the DGCL, directors and officers, but not employees and agents, are entitled to mandatory indemnification for expenses incurred	The TBOC generally provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer,

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	when successful on the merits or otherwise in defense of litigation. Other than in that instance, the DGCL provides the same indemnification rights to officers, employees and agents that it provides for directors.	employee or agent, as provided by: (1) the corporation's governing documents; (2) general or specific action of the corporation's board of directors; (3) resolution of the shareholders; (4) contract; or (5) common law. A corporation must indemnify an officer to the same extent that indemnification is required under the TBOC for a director. A determination of indemnification for a person who is not a director of a corporation, including an officer, employee, or agent, is not required to be made in accordance with the procedures set out in the relevant sections of the TBOC.
Rights Plans	Delaware has no statutory authorization for stockholder rights plans. Adoption of stockholder rights plans is viewed as a defensive action and is subject to enhanced scrutiny by the Delaware courts, with the burden initially on the board of directors to demonstrate that the adoption of the rights plan is reasonable in response to a reasonably identified threat posed.	Texas case law has generally upheld shareholder rights plans, but indicates that rights plans will be scrutinized for validity at the time of adoption and for continued validity in the face of changing circumstances. In addition, the TBOC expressly permits directors to look to the "long-term" benefit to shareholders in taking action.
Selection of Forum	Under the DGCL, a Delaware corporation's certificate of incorporation or bylaws may require, consistent with applicable jurisdictional requirements, that any or all internal corporate claims shall be brought solely and exclusively in any or all of the courts in Delaware, and no provision of a Delaware corporation's certificate of incorporation or bylaws may prohibit bringing such claims in the courts of Delaware. "Internal corporate claims" means claims, including claims in the right of the corporation, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity; or (ii) as to which this title confers jurisdiction upon the Delaware Court.	Under the TBOC, the governing documents of a Texas entity may require, consistent with applicable state and federal jurisdictional requirements, that any internal entity claims shall be brought only in a court in Texas. "Internal entity claim" means a claim of any nature, including a derivative claim in the right of an entity, that is based on, arises from, or relates to the internal affairs of the entity. Internal affairs include the rights, powers, and duties of the entity's governing persons, officers, owners, and members, and matters relating to the entity's membership or ownership interests.
Pre-Suit Demand in Derivative Suits	Under Delaware court rules and case law, in order for a stockholder to commence a derivative action on behalf of the corporation, the	Texas is a universal demand jurisdiction. Under the TBOC, the focus is on harm to the corporation rather than the Delaware standard of

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	stockholder must: (1) make a demand on the company's board of directors; or (2) show that demand would be futile. Demand will be deemed futile if at least half the members of the board: (1) received a material personal benefit from the alleged misconduct that is the subject of the litigation demand; (2) faces a substantial likelihood of liability on any of the claims that would be the subject of the litigation demand; and (3) lacks independence from someone who received a material personal benefit from the alleged misconduct that would be the subject of the litigation demand or who would face a substantial likelihood of liability on any of the claims that are the subject of the litigation demand.	futility. A shareholder may not institute a derivative proceeding until the 91st day after the date a written demand is filed with the corporation stating with particularity the act, omission, or other matter that is the subject of the claim or challenge and requesting that the corporation take suitable action. The foregoing waiting period is not required or, if applicable, shall terminate if: (1) the shareholder has been notified that the demand has been rejected by the corporation; (2) the corporation is suffering irreparable injury; or (3) irreparable injury to the corporation would result by waiting for the expiration of the 90-day period.
Stock Ownership Requirement for Derivative Suits; Jury Trials	Under the DGCL, subject to limited exceptions, a stockholder may not institute or maintain a derivative suit unless the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law. Jury trials are generally not available in the Delaware Court, which is the Court in which stockholder suits relating to the internal affairs of a Delaware corporation must be filed.	Under the TBOC, a shareholder may not institute or maintain a derivative proceeding unless: (1) the shareholder was a shareholder of the corporation at the time of the transaction in question, or became a shareholder by operation of law originating from a person that was a shareholder at the time of the transaction in question; and (2) the shareholder fairly and adequately represents the interests of the corporation in enforcing the right of the corporation. Under Texas law, in civil cases, a party generally has a right to a jury trial to determine questions of fact if the party timely demands a jury and pays the jury fee.
Dissent and Appraisal Rights	Under the DGCL, a stockholder of a corporation that is a constituent in a merger, consolidation, conversion, domestication, transfer, or continuance may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of their shares as determined by the Delaware Court. Under the DGCL, stockholders have no appraisal rights in the event of a merger, consolidation, conversion,	Under the TBOC, except for the limited classes of mergers, consolidations, sales and asset dispositions for which no shareholder approval is required under Texas law, shareholders of Texas corporations with voting rights have dissenters' rights in the event of a merger, consolidation, interest exchange, conversion, sale, lease, exchange or other disposition of all, or substantially all, the property and assets of the corporation. However, a shareholder of a Texas corporation

ISSUE	DELAWARE	TEXAS
	domestication, transfer or continuance if (i) prior to the effective time of the transaction the stock of the corporation is listed on a national securities exchange or is held of record by more than 2,000 stockholders, and (ii) in the merger, consolidation conversion, domestication, transfer or continuance they receive solely shares of stock of the surviving corporation or entity or of any other corporation which shares at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders.	has no dissenters' rights with respect to any plan of merger or conversion in which there is a single surviving or new domestic or foreign corporation, or with respect to any plan of exchange if: (1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate: (A) listed on a national securities exchange; or (B) held of record by at least 2,000 owners; (2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and (3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration other than: (A) ownership interests, or depository receipts in respect of ownership interests, of another entity of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are: (i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (ii) held of record by at least 2,000 owners; (B) cash instead of fractional

ISSUE	DELAWARE	TEXAS
		ownership interests the owner would otherwise be entitled to receive; or (C) any combination of the ownership interests and cash above. Under the TBOC, an owner of an ownership interest in a Texas domestic entity subject to dissenters' rights is entitled to dissent from an amendment to a Texas for-profit corporation's certificate of formation to add required provisions to elect to be a public benefit corporation or delete required provisions, which in effect cancels the corporation's election to be a public benefit corporation if the owner owns shares that were entitled to vote on the amendment; except if the shares held by the owner are part of a class or series of shares listed on a national securities exchange; or held of record by at least 2,000 owners.

Franchise Tax Savings and Filing Fees

The Company's current status as a Delaware corporation physically located in Texas requires the Company to comply with franchise tax obligations in both Delaware and Texas. For the most recent franchise tax period, the Company paid approximately $250,000 in franchise taxes to the state of Delaware, which will no longer be required to be paid if the Texas Redomestication is completed. The Company's Texas tax obligations will not change as a result of the Texas Redomestication, except potentially with respect to the calculation of gross income with respect to any future repurchases of the Company's debt at a discount. Accordingly, the Texas Redomestication will result in a net savings by the Company of approximately $250,000 annually.

The annual filing fees to qualify as a foreign jurisdiction in either jurisdiction are immaterial, and there are certain immaterial fees associated with effecting the Texas Redomestication via conversion.

What Doesn't Change After Texas Redomestication?

Apart from being governed by the Texas Charter, Texas Bylaws and the TBOC, following completion of the Texas Redomestication, the Company will continue to exist in the form of a Texas corporation and cease to exist as a Delaware corporation. By virtue of the Texas Redomestication, the Texas Corporation will be a continuation of the Delaware Corporation and all of the rights, privileges, and powers of the Delaware Corporation, and all property, real, personal, and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, will remain vested in the Texas Corporation and will be the property of the Texas Corporation, and the title to any real property vested by deed or otherwise in the Delaware Corporation will not revert or be in any way impaired by reason of the Texas Redomestication, but all rights of creditors and all liens upon any property of the Delaware Corporation will be preserved unimpaired. In addition, all debts, liabilities, and duties of the Delaware Corporation will remain attached to the Texas Corporation and may be enforced against the Texas Corporation to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as the Texas Corporation. The rights, privileges, powers and interest in property of the Delaware Corporation, as well as the debts, liabilities and duties of the Delaware Corporation, will not be deemed, as a consequence of the Texas Redomestication, to have been transferred to the Texas Corporation for any purpose of the laws of the State of Delaware.

The conversion of the Delaware Corporation into the Texas Corporation and the resulting cessation of the Company's existence as a corporation of Delaware will not affect any obligations or liabilities of the Company incurred prior to the conversion or the personal liability of any person incurred prior to the conversion, nor will it affect the choice of law applicable to the Company with respect to matters arising prior to the conversion.

No Change in Business, Jobs or Physical Location

The Texas Redomestication will not result in any change in business, jobs, management, properties, location of any of our offices or facilities, number of employees, obligations, assets, liabilities or net worth (other than as a result of the costs related to the Texas Redomestication). We intend to maintain our corporate headquarters in Texas.

Our management, including all directors and officers, will remain the same in connection with the Texas Redomestication and will have identical positions with the Texas Corporation. To the extent that the Texas Redomestication will require the consent or waiver of a third party, the Company will use commercially reasonable effects to obtain such consent or waiver before completing the Texas Redomestication. The Company does not expect that any such required consent will impede its ability to redomesticate to Texas. The Texas Redomestication will not otherwise adversely affect any of the Company's material contracts with any third parties and the Company's rights and obligations under such material contractual arrangements will continue as rights and obligations of the Texas Corporation.

No Securities Act Consequences

We will continue to be a publicly held company following completion of the Texas Redomestication, and our common stock will continue to be listed on The Nasdaq Global Select Market and traded under the symbol "TSLA." We will continue to file required periodic reports and other documents with the SEC. We do not expect there to be any interruption in the trading of our common stock as a result of the Texas Redomestication. We and our shareholders will be in the same respective positions under the federal securities laws after the Texas Redomestication as we and our stockholders were prior to the Texas Redomestication.

No Material Accounting Implications

Effecting the Texas Redomestication will not have any material adverse accounting implications.

No Exchange of Stock Certificates Required

Stockholders will not have to exchange their existing stock certificates for new stock certificates. At the Effective Time, each outstanding share of Delaware Corporation Common Stock will automatically be converted into one share of Texas Corporation Common Stock, and your stock certificates will represent the same number of shares of the Texas Corporation as they represented of the Delaware Corporation. If you hold physical stock certificates, you do not have to exchange your existing stock certificates of the Company for stock certificates of the Texas Corporation; however, after the Texas Redomestication, any shareholder desiring a new stock certificate may submit the existing stock certificate to Computershare Trust Company, N.A., the Company's transfer agent, for cancellation and obtain a new certificate by contacting Computershare Trust Company, N.A. at 800-662-7232.

All of the Company's obligations under the Company's equity compensation plans will be obligations of the Texas Corporation. Each outstanding option to purchase shares of Delaware Corporation Common Stock under these plans will be converted into an option to purchase an equal number of shares of the Texas Corporation Common Stock on the same terms and conditions as in effect immediately prior to the Texas Redomestication. Each other stock award will be converted to an equivalent award with the same terms issued by the Texas Corporation.

Certain Federal Income Tax Consequences

We believe that for federal income tax purposes no gain or loss will be recognized by the Company, the Texas Corporation, or the stockholders of the Company who receive the Texas Corporation

Common Stock for their Delaware Corporation Common Stock in connection with the Texas Redomestication. The aggregate tax basis of the Texas Corporation Common Stock received by a stockholder of the Company as a result of the Texas Redomestication will be the same as the aggregate tax basis of the Delaware Corporation Common Stock converted into that Texas Corporation Common Stock held by that stockholder as a capital asset at the time of the Texas Redomestication. Each stockholder's holding period of the Texas Corporation Common Stock received in the Texas Redomestication will include the holding period of the common stock converted into that Texas Corporation Common Stock, provided the shares are held by such stockholder as a capital asset at the time of the Texas Redomestication.

This Proxy Statement only discusses U.S. federal income tax consequences and has done so only for general information. It does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders based upon individual circumstances or to stockholders who are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, stockholders who hold their stock through a partnership or as part of a straddle or other derivative arrangement, foreign holders or holders who acquired their shares as compensation, whether through employee stock options or otherwise. This Proxy Statement does not address the tax consequences under state, local or foreign laws. State, local or foreign income tax consequences to stockholders may vary from the federal income tax consequences described above, and stockholders are urged to consult their own tax advisors as to the consequences to them of the Texas Redomestication under all applicable tax laws.

This discussion is based on the U.S. Internal Revenue Code (the "Tax Code"), applicable Treasury Regulations, judicial authority and administrative rulings and practice, all in effect as of the date of this Proxy Statement, all of which are subject to differing interpretations and change, possibly with retroactive effect. The Company has neither requested nor received a tax opinion from legal counsel or rulings from the Internal Revenue Service regarding the consequences of the Reincorporation. There can be no assurance that future legislation, regulations, administrative rulings or court decisions would not alter the consequences discussed above.

You should consult your own tax advisor to determine the particular tax consequences to you of the Texas Redomestication, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

Additional Information

Regulatory Matters

In connection with the Texas Redomestication, the Company intends to make filings with the Secretary of State of Texas and the Secretary of State of Delaware, and does not anticipate making any other filings to effect the Texas Redomestication. Nonetheless, we may face legal challenges to the Texas Redomestication, including, among others, stockholder challenges under Delaware law, arising from the Texas Redomestication.

No Appraisal Rights

Under the DGCL, holders of our common stock are not entitled to appraisal rights with respect to the Texas Redomestication described in this proposal. We have no holders of preferred stock.

Interest of Certain Persons

The Special Committee has found that the corporate laws of the state of Delaware and the state of Texas are substantially equivalent, at least on net (i.e., balancing relevant considerations against one another) and as relevant to the Company. As described in the Special Committee Report, the Special Committee expressly considered whether incorporating in Texas would convey any non-ratable benefits on any of Tesla's directors or officers, including Mr. Musk. Its process did not identify any such non-ratable benefits. However, others may allege, and stockholders should be aware in voting on the Texas Redomestication Proposal, that our directors and executive officers may be considered to have interests in the transaction that are different from, or in addition to, the interests of the stockholders generally. The Special Committee and the Board have considered

these interests, among other matters, in reaching the Special Committee's decision to recommend the Texas Redomestication and the Board's decision to approve the Texas Redomestication and to recommend that our stockholders vote in favor of this proposal.

While the Texas Redomestication itself will have no impact on the outcome of Proposal Four, nor is it expected to directly impact the compensation of any of our directors or executive officers, Mr. Musk has publicly expressed his personal view in support of the Texas Redomestication. In addition, it may be alleged that Mr. Musk and Kimbal Musk may have an interest in the Texas Redomestication by virtue of future decisions about compensation and the fact that such compensation decisions would be governed by Texas law. Further, it may be alleged that the independent directors of the Board (other than Ms. Wilson-Thompson) have personal or business relationships with Mr. Musk or Kimbal Musk such that they are not disinterested in all respects due to such relationships with Mr. Musk and Kimbal Musk and the interest of Mr. Musk and Kimbal Musk in the Texas Redomestication. The Company cautions that such allegations have been made in the past and may be made in connection with this proposal, and cautions stockholders to take such allegations into account in deciding how to vote on the Texas Redomestication Proposal.

Disclosure of Committee Advisors

In order to assist the Special Committee in its work, the Special Committee retained multiple advisors. After the Special Committee conducted interviews with multiple law firms, the Special Committee retained Sidley as its legal counsel. The Special Committee also determined that it would benefit from being advised by Delaware counsel, a corporate law and governance expert and an investment bank. For each role, Sidley assessed multiple leading candidates, with a focus on both quality and independence. Sidley recommended and the Special Committee retained the following additional advisors: (i) Abrams & Bayliss LLP, as Delaware counsel, (ii) Professor Anthony Casey of the University of Chicago Law School, as corporate law and governance expert and (iii) Houlihan as its financial advisor. The Special Committee determined that each of its advisors is independent. For additional information, see the Special Committee Report.

Conclusion

After careful review of all of the factors, taken together, the Special Committee and the Board believe that the Texas Redomestication is in the best interests of the Company and all of its stockholders, and the Board recommends that stockholders vote "FOR" the Texas Redomestication.

Effect of Not Obtaining the Required Vote for Approval

If the Texas Redomestication Proposal fails to obtain the requisite vote for approval, the Texas Redomestication will not be consummated, and the Company's domicile will be unchanged by this vote.

Required Vote

We ask our stockholders to approve the Texas Redomestication and the adoption of the Texas Redomestication Resolution. This proposal to approve the Texas Redomestication and the adoption of the Texas Redomestication Resolution requires the following votes of Tesla's stockholders:

(1) the affirmative vote of a majority of the outstanding shares of stock of Tesla entitled to vote thereon (the "Conversion Standard"),

and

(2) in addition to the Statutory Standard, the affirmative vote of a majority of the voting power of the shares of Tesla stock not owned, directly or indirectly, by Mr. Musk or Kimbal Musk, present in person or represented by proxy and entitled to vote thereon (the "Conversion Disinterested Standard").

With respect to approval of the Texas Redomestication and the adoption of the Texas Redomestication Resolution, you may vote "FOR", "AGAINST" or "ABSTAIN." Abstentions will only be counted toward the tabulations of voting power present and entitled to vote on the Texas Redomestication proposal for the Conversion Disinterested Standard and will have the same effect as votes against the proposal for both the Conversion Standard and the Conversion Disinterested Standard. Brokers do not have discretion to vote on the proposal to approve the Texas Redomestication. Broker non-votes will have the same effect as votes against the proposal for purposes of the Conversion Standard and will have no effect on the Conversion Disinterested Standard.



The Board (with Mr. Musk and Kimbal Musk recusing themselves) recommends that stockholders vote **FOR** the approval of the redomestication of Tesla from Delaware to Texas by conversion and the adoption of the Texas redomestication resolution and plan of conversion.

Proposal Four

Tesla Proposal to Ratify the 100% Performance-Based Stock Option Award to Elon Musk That Was Proposed to and Approved By Our Stockholders in 2018

Following the recommendations of the Special Committee, the Board, with Mr. Musk and Kimbal Musk recusing themselves, has determined to seek ratification by stockholders of the 2018 CEO Performance Award (such ratification of the 2018 CEO Performance Award, whether under common law or under Section 204 of the DGCL, the "Ratification"), and determined that the Ratification is in the best interests of the Company and its stockholders, and recommends that our stockholders vote to ratify the 2018 CEO Performance Award at the 2024 Annual Meeting. The Ratification is being sought for any purpose permitted under Delaware law, including but not limited to Delaware common law and Delaware statutory provisions such as Section 204 of the DGCL. For purposes of your consideration of the Ratification, you should consider all of the facts disclosed in this proposal as pertinent to your vote on Ratification, including but not limited to the conclusions reached by the Delaware Court described herein.

Principal Terms of the 2018 CEO Performance Award To Be Ratified

Under the 2018 CEO Performance Award, which is attached as Annex H, Mr. Musk was entitled to receive no salary, no cash bonuses, and no equity that would vest simply by the passage of time, all of which are standard methods for compensating executives of U.S. public companies. Instead, Mr. Musk's only opportunity to be compensated for his effort, dedication and achievements on behalf of Tesla was a 100% at-risk performance award, consisting exclusively of stock options with tranches that would vest only if certain specified milestones were met, each of which required Tesla to achieve both a market capitalization milestone and an operational milestone, as described below. Additionally, Mr. Musk was required to hold shares that he acquired upon exercise of the 2018 CEO Performance Award for a period of five years after he exercised the underlying options — not just for a five year period after such options vested.

- For the first tranche, Tesla's market capitalization was required to increase to $100 billion and the Company needed to meet an additional operational milestone. Each subsequent tranche required not only that Tesla's market capitalization increase by additional $50 billion increments — up to a total of $650 billion — (each, a "Market Capitalization Milestone") but also that Tesla was required to achieve a series of previously unmet operational milestones (each, an "Operational Milestone").

- The 2018 CEO Performance Award consisted of a 10-year grant of stock options with 12 potential vesting tranches, and was designed to help drive Tesla towards exceptional execution on both a top-line and bottom-line basis.

- For each tranche in which both milestones were achieved under the 2018 CEO Performance Award, Mr. Musk would vest in a number of stock options that corresponded to approximately 1% of Tesla's total outstanding shares of common stock, based on the shares of Tesla's common stock outstanding at the time of the approval of the 2018 CEO Performance Award. The 2018 CEO Performance Award was intended to further align Mr. Musk's incentives with stockholder returns by requiring that Mr. Musk continue to hold any shares acquired through exercise of the stock options for a further five years after the option is exercised (not just for a five year period after the option vested), meaning that Mr. Musk was not only incentivized to achieve remarkable results to earn his incentive awards but he was also incentivized to continue to improve those results to ultimately realize value from these awards.

The following table provides details regarding how the 2018 CEO Performance Award would vest over the 12 tranches and the milestone requirements for each tranche to vest.



CUMULATIVE MARKET CAPITALIZATION MILESTONE[1]
OPERATIONAL MILESTONE
MARKET CAPITALIZATION AT TIME OF GRANT
$59B
$100B
$150B
$200B
$250B
$300B
$350B
$400B
$450B
$500B
$550B
$600B
$650B
1.7
3.4
5.1
6.8
8.4
10.1
11.8
13.5
15.2
16.9
18.6
20.3
CUMULATIVE # OF OPTIONS VESTED (MM)
REVENUE
$20B
$35B
$55B
$75B
$100B
$125B
$150B
$175B
APPROX 15X 2017 LEVELS
ADJUSTED EBITDA[2]
$1.5B
$3B
$4.5B
$6B
$8B
$10B
$12B
$14B
APPROX 21X 2017 LEVELS
TESLA
[1] Market capitalization; 6 month trailing average AND 30-day trailing average to ensure value is sustained
[2] Earnings Before Interest, Taxes, Depreciation and Amortization excluding stock based compensation

Overview of the 2018 CEO Performance Award

Below is an overview of the 2018 CEO Performance Award as it was adopted in 2018. Where appropriate, the discussion below provides updated information regarding share numbers and dates, in particular in light of intervening stock splits and Mr. Musk's achievement of the Market Capitalization Milestones and Operational Milestones. See Annex H for a copy of the 2018 CEO Performance Award agreement. In addition, see "*Compensation Discussion & Analysis*" elsewhere in this Proxy Statement for additional information.

Award Terms	Details
2018 CEO Performance Award Value	Total size: 12% of total outstanding shares of our common stock as of January 19, 2018, the last trading day prior to the grant date of January 21, 2018 (approximately 20.3 million option shares equivalent to 303,960,630 shares of our common stock today after giving effect to stock splits).
	Number of Vesting Tranches: 12 tranches; 1% of total outstanding shares of our common stock as of January 19, 2018 per tranche. The present intrinsic value of the 2018 CEO Performance Award is $44.9 billion (based on the closing price of Tesla common stock on April 12, 2024).
Equity Type	Nonqualified stock options.
Exercise Price	Fair Market Value (FMV) of Tesla common stock on the grant date of January 21, 2018, which was $350.02 per share of our common stock (based on the closing price on January 19, 2018, the last trading day prior to the grant date). Equivalent to $23.34 per share of our common stock today after giving effect to stock splits.
Award Vesting / Milestones	Market Capitalization Milestones
	a. 12 Market Capitalization Milestones.
	b. First tranche milestone was a market capitalization of $100 billion (representing an increase of approximately $40.9 billion over the Company's market capitalization of approximately $59.1 billion on January 19, 2018); each tranche thereafter required an additional $50 billion in market capitalization for such tranche to vest, up to $650 billion market capitalization for the last tranche.
	c. Sustained market capitalization was required for each Market Capitalization Milestone to be met, other than in a change in control situation. Specifically, there were two prongs that needed to be met to achieve a given Market Capitalization Milestone:
	• Six-calendar-month trailing average (based on trading days); and
	• 30 calendar day trailing average (based on trading days).
	Operational Milestones
	a. 16 Operational Milestones, of which at least 12 of which may be paired with Market Capitalization Milestones for all tranches to vest.
	b. Two types of Operational Milestones:

Eight focused on revenue:	Eight focused on profitability:
Total Revenue* (in billions)	Adjusted EBITDA** (in billions)
$ 20.0	$ 1.5
$ 35.0	$ 3.0
$ 55.0	$ 4.5
$ 75.0	$ 6.0
$100.0	$ 8.0
$125.0	$10.0
$150.0	$12.0
$175.0	$14.0

* As used in this proposal, "Revenue" means total Tesla revenues as reported in our financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters.

** As used in this proposal, "Adjusted EBITDA" means net (loss) income attributable to common stockholders before (i) interest expense, (ii) (benefit) provision for income taxes, (iii) depreciation and amortization, and (iv) stock-based compensation, as each such item is reported in our financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters.

Vesting

Each of the 12 tranches vested only when both a Market Capitalization Milestone and an Operational Milestone were certified by the Board as having been met.

Any one of the 16 Operational Milestones could be matched with any one of the 12 Market Capitalization Milestones, but any single Operational Milestone could only satisfy the vesting requirement for one tranche.

A Market Capitalization Milestone and an Operational Milestone that were matched together could be achieved at different points in time and vesting would occur at the later of the achievement certification dates for such Market Capitalization Milestone and Operational Milestone. Subject to any applicable clawback provisions, policies or other forfeiture terms, once a milestone was achieved, it was forever deemed achieved for determining the vesting of a tranche.

Term of 2018 CEO Performance Award	Ten years.
Post-Termination of Employment Exercise Period	One year.
Post-Exercise Holding Period	Five years following the exercise (not vesting) of the stock options, to further align Mr. Musk's interests with Tesla stockholders' interests following option exercise.

Employment Requirement For Continued Vesting	Vesting eligibility contingent upon being: 1. Chief Executive Officer; or 2. Executive Chairman and Chief Product Officer. Extended exercise period: If Mr. Musk was still employed at Tesla in a role other than the specified roles above, he would have no longer been able to vest under the 2018 CEO Performance Award but, for so long as Mr. Musk continued as an employee of Tesla, any vested and unexercised portion of the option may be exercised for the full term of the 2018 CEO Performance Award.
Termination of Employment	No acceleration of vesting upon termination of employment, death or disability.
Change in Control of Tesla	No automatic acceleration of vesting upon a change in control of Tesla, but in a change in control situation the achievement of the milestones would have been based solely on the Market Capitalization Milestones, measured at the time of such change in control without regard to the six-calendar-month and 30-calendar-day trailing averages of Tesla's stock price. In other words, upon a change in control where Tesla was acquired, vesting of milestones under the 2018 CEO Performance Award would not have required the achievement of a matching Operational Milestone. The treatment of the 2018 CEO Performance Award upon a change in control was intended to align Mr. Musk's interests with Tesla's other stockholders with respect to evaluating potential takeover offers.
Exercise Methods / Requirements	Exercise Methods: 1. Cashless: sufficient shares to cover exercise prices and taxes are simultaneously sold upon exercise of options; and 2. Cash: exercise price is paid in cash upon exercise of options.
Clawback	Vesting of the 2018 CEO Performance Award subject to a clawback in the event financial statements are restated in a way that a tranche would not have otherwise vested.
Market Capitalization and Operational Milestone Adjustments	Market Capitalization and Operational Milestone targets would be adjusted higher to account for acquisition activity that could be considered material to the achievement of the milestones. Market Capitalization and Operational Milestone targets would be adjusted lower to account for split-up, spin-off or divestiture activity that could be considered material to the achievement of the milestones.

Material Terms of the 2018 CEO Performance Award

2018 CEO Performance Award Value.   The total number of shares of Tesla common stock underlying the 2018 CEO Performance Award was 20,264,042 (equivalent to 303,960,630 shares of our common stock today after giving effect to stock splits), divided equally among 12 separate tranches of options to purchase approximately 1.69 million shares of our common stock per tranche (equivalent to 25.33 million shares of our common stock today after giving effect to stock splits). The number of shares of our common stock underlying the 2018 CEO Performance Award in each tranche was equivalent to 1% of the 168,867,016 shares of Tesla's common stock outstanding as of January 19, 2018 (equivalent to 25.33 million shares of our common stock today after giving effect to stock splits) and, therefore, the total number of shares underlying the 2018 CEO Performance Award was equivalent to 12% of the total number of shares of our common stock outstanding as of such date (equivalent to approximately 9.5% of the 3,188,965,775 shares of Tesla's common stock outstanding at March 31, 2024).

Equity Type.   The 2018 CEO Performance Award was comprised of performance-based nonqualified stock options. Mr. Musk was entitled to receive compensation from the 2018 CEO Performance Award only to the extent that Tesla achieved the applicable performance milestones.

Exercise Price.   The exercise price of the 2018 CEO Performance Award was initially set at $350.02 per share, which was the closing market price of Tesla's common stock on the Nasdaq Global Select Market on January 19, 2018, the last trading day prior to the grant date of January 21, 2018 (which was not a trading day). After giving effect to stock splits since the date of the initial grant, the exercise price of each of the options issuable under the 2018 CEO Performance Award is now $23.34.

Award Vesting / Milestones.   Each of the 12 vesting tranches of the 2018 CEO Performance Award would vest upon certification by the Board that each of (a) the Market Capitalization Milestone for such tranche and (b) an Operational Milestone had been met. Any single Operational Milestone could only satisfy the vesting requirement for one tranche of the 2018 CEO Performance Award, together with the corresponding Market Capitalization milestone.

- There were 12 Market Capitalization Milestones, each of which required an incremental increase in Tesla's market capitalization, initially to $100 billion and then by increments of $50 billion thereafter, with each incremental increase being approximately equivalent to Tesla's approximate market capitalization of $50 billion in late 2017.

- To meet all 12 Market Capitalization Milestones, Tesla was required to add approximately $600 billion to its market capitalization. In setting the details of the award in 2018, the Board at the time considered the Market Capitalization Milestones to be challenging hurdles, which Mr. Musk met.

- There were also 16 operational milestones, half of which were focused on top-line performance and half of which were focused on bottom-line performance. Any one of the Operational Milestones, including one of the eight Revenue milestones or one of the eight Adjusted EBITDA milestones, could have been paired with any of the 12 Market Capitalization Milestones to successfully achieve the vesting of one of the 12 tranches. Any single Operational Milestone could have only satisfied the vesting requirement of one tranche, together with the corresponding Market Capitalization Milestone. Subject to any applicable clawback provisions, policies or other forfeiture terms, once a milestone was achieved, it was forever deemed achieved for determining the vesting of a tranche. Meeting more than 12 of the 16 Operational Milestones would have not resulted in any additional vesting or other compensation to Mr. Musk under the 2018 CEO Performance Award.

In 2018, the Board considered the Revenue milestones to be challenging hurdles as they significantly exceeded Tesla's historic annual revenue, which was approximately $7.0 billion for 2016 and approximately $11.8 billion for 2017. To achieve the first or second of the Revenue milestones, Tesla would have needed to increase its revenue by 3x and 5x, respectively, from its 2016 revenue levels. To satisfy all eight Revenue milestones, Tesla would have needed to increase revenue by almost $168 billion. The significance of these hurdles was noted in contemporary news reports,

with The *New York Times* for example running a story under the headline "Tesla's Elon Musk May Have Boldest Pay Plan in Corporate History" on January 23, 2018, stating that the final Market Capitalization Milestone represented "a figure many experts would contend is laughably impossible" and that critics would be "likely to contend that the new compensation plan is just the company's latest publicity stunt." Sorkin, Andrew Ross. New York Times. "Tesla's Elon Musk May Have Boldest Pay Plan in Corporate History."

In addition to the Revenue milestones and to promote Tesla's continued focus on a balanced approach to both growth and profitability, the 2018 CEO Performance Award included eight profitability milestones. In 2018, the Compensation Committee and the Board selected Adjusted EBITDA, which is defined as EBITDA minus only non-cash charges for stock-based compensation, as the appropriate profitability measure because the Board believed at the time that it was a metric that was commonly used for companies at Tesla's stage of development and because many of Tesla's stockholders used it to evaluate Tesla's performance. Adjusted EBITDA is a measure of cash generation from operations that does not disincentivize Tesla from making additional investments to grow further. Like the Revenue milestones described above, the Adjusted EBITDA milestones were designed to be challenging and to reflect Tesla's objective to have strong bottom-line performance on a consistent basis.

In establishing the Revenue and Adjusted EBITDA milestones in 2018, the Board believed it carefully considered a variety of factors, including Tesla's growth trajectory and internal growth plans at the time and the historical performance of other high-growth and high-multiples companies in the technology space that had invested in new businesses and tangible assets. These benchmarks provided revenue/EBITDA to market capitalization multiples, which were then used to inform the specific operational targets that aligned with Tesla's plans for future growth.

Except in a change in control situation, measurement of the Market Capitalization Milestones was based on both (i) a six-calendar-month trailing average of Tesla's stock price as well as (ii) a 30-calendar-day trailing average of Tesla's stock price, in each case based on trading days only, and thus required sustained market capitalization appreciation, not simply a spike in market capitalization over a short period.

Measurement of the Operational Milestones was based on the previous four consecutive fiscal quarters for each of Revenue and Adjusted EBITDA, each determined on an aggregate basis, based on publicly disclosed Tesla financial statements.

Term of 2018 CEO Performance Award / Post-Termination of Employment Exercise Period.   The term of the 2018 CEO Performance Award was set as 10 years from the date of the grant, unless Mr. Musk's employment with Tesla was terminated prior to such date. Accordingly, Mr. Musk was entitled to exercise any portion of the 2018 CEO Performance Award until January 20, 2028 that had vested on or prior to such date, provided that he remains employed at Tesla. For additional information regarding the vesting dates, see "Compensation Discussion & Analysis" elsewhere in this Proxy Statement.

Additionally, Mr. Musk was entitled up to one year following the termination of his employment with Tesla to exercise any portion of the 2018 CEO Performance Award that vested prior to such termination, subject to any earlier expiration of the 2018 CEO Performance Award on January 20, 2028. Further, the 2018 CEO Performance Award also could have terminated earlier in connection with a change in control event of Tesla, as described further below.

Five-Year Holding Period.   Mr. Musk was required to hold shares that he would have acquired upon the exercise of the 2018 CEO Performance Award for five years post-exercise, not post-vesting (except for shares used to pay exercise price and tax withholdings, or in certain other limited circumstances described further below).

After reviewing market practices for post-exercise holding periods for executive equity awards in 2018, the Board believed a five-year holding period, which was the longest period considered by the Board, to be very atypical of executive equity awards generally because of its unusually long duration. Nevertheless, the Board in 2018 selected a five-year holding period in order to further align Mr. Musk's interests with Tesla stockholders' interests for five years following the exercise of

any options under the 2018 CEO Performance Award, since Mr. Musk would continue to bear the risk and reward of changes in the value of Tesla's stock during the five-year holding period. The Board in 2018 believed that such alignment complemented the requirements for sustained increases to Tesla's market capitalization levels, Revenue and Adjusted EBITDA in order to meet the applicable vesting milestones under the 2018 CEO Performance Award, and would ensure that Mr. Musk would be focused on the long term value in building and sustaining Tesla's success both before, and even after he achieved, vesting under the 2018 CEO Performance Award.

Moreover, the requirement of a five-year holding period significantly decreased the stock-based compensation expense that Tesla recognized for the 2018 CEO Performance Award. Pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), the maximum stock-based compensation expense in respect of the 2018 CEO Performance Award that Tesla recognized upon the achievement of all performance milestones was the actual aggregate fair value of the 2018 CEO Performance Award, computed on the date that the 2018 CEO Performance Award was approved by our stockholders at the Company's special meeting of stockholders on March 21, 2018 (the "2018 Special Meeting"). The five-year post-exercise holding period in the 2018 CEO Performance Award reduced the aggregate fair value of the 2018 CEO Performance Award by $278.9 million as of March 21, 2018.

Leadership Requirement.   Mr. Musk needed to lead Tesla's management at the time each milestone was to be met in order for the corresponding tranche to vest under the 2018 CEO Performance Award. Specifically, he needed to have been serving as either Tesla's Chief Executive Officer or, alternatively, as both its Executive Chairman and Chief Product Officer, in each case with all leadership ultimately reporting to him.

Termination of Employment.   There would have been no acceleration of vesting of the 2018 CEO Performance Award if the employment of Mr. Musk was terminated, or if Mr. Musk were to have died or become disabled. In other words, termination of Mr. Musk's employment with Tesla would have precluded his ability to earn any then-unvested portion of the 2018 CEO Performance Award following the date of his termination. Vesting of the 2018 CEO Performance Award would have been suspended in the event of any leave of absence by Mr. Musk.

Change in Control of Tesla.   If Tesla experienced a change in control event, such as a merger with or purchase by another company, vesting under the 2018 CEO Performance Award would have not been automatically accelerated. In a change in control situation, the achievement of the milestones would have been based solely on the Market Capitalization Milestones, with the measurement of Tesla's market capitalization determined by the product of the total number of outstanding shares of Tesla common stock immediately before the change in control multiplied by the greater of the last closing price of a share of Tesla common stock before the effective time of the change in control or the per share price (plus the per share value of any other consideration) received by Tesla's stockholders in the change in control. The treatment of the 2018 CEO Performance Award upon a change in control was designed to align Mr. Musk's interests with Tesla's other stockholders with respect to evaluating potential takeover offers.

Exercise Methods / Requirements.   Mr. Musk was eligible to exercise any vested options under the 2018 CEO Performance Award in one of two ways: (i) a cashless exercise or (ii) a cash exercise. A cashless exercise occurs when the stock option is exercised and the shares are simultaneously sold to pay for the exercise price and any required tax withholding. A cash exercise simply involves paying the Tesla option exercise price in cash.

Clawback Provision.   In the event of a restatement of Tesla's financial statements previously filed with the SEC ("restated financial results"), and if a lesser portion of the 2018 CEO Performance Award would have vested based on the restated financial results, then Mr. Musk would have been required to forfeit (or repay, as applicable) the portion of the 2018 CEO Performance Award that would not have vested based on the restated financial results (less any amounts Mr. Musk would have been paid to Tesla in exercising any forfeited awards). The 2018 CEO Performance Award also would have been subject, if more stringent than the foregoing, to any current or future Tesla clawback policy applicable to equity awards, provided that the policy does not discriminate solely against Mr. Musk except as required by applicable law.

<u>M&A Adjustment</u>.   In the event that Tesla acquired a business with a purchase price of more than $1 billion, any then-unachieved Market Capitalization Milestones would have been increased by the purchase price of such acquisition. Similarly, if the target of an acquisition transaction had revenue or adjusted EBITDA (based on cumulative four consecutive quarters prior to the transaction) of more than $500 million and $100 million, respectively, the then-unachieved Revenue or Adjusted EBITDA Milestones (as applicable) would have been increased by such target's revenue or adjusted EBITDA (as applicable). This feature of the 2018 CEO Performance Award was designed to prevent achievement of milestones based on acquisition activity that could be considered material to the achievement of those milestones.

Likewise, in the event that Tesla entered into a transaction constituting a split-up, spin-off or divestiture that had a value over $1 billion, any then-unachieved Market Capitalization Milestones would be decreased by the value of such transaction. Also, if an entity with more than $500 million or $100 million of revenue or adjusted EBITDA, respectively, was divested by Tesla, the then-unachieved Revenue or Adjusted EBITDA Milestones (as applicable) would have been decreased by the amount of revenue or adjusted EBITDA (as applicable) divested in such a transaction.

Other Details Regarding 2018 CEO Performance Award

<u>Administration</u>.   The 2018 CEO Performance Award was administered by the Board, the Compensation Committee, or any committee of Board members or other individuals (excluding Mr. Musk) appointed by the Board and satisfying applicable laws (the "<u>Administrator</u>"), provided that Mr. Musk recused himself from any approvals relating to the administration of the 2018 CEO Performance Award. References to the Board in the executive summary of the material terms of the 2018 CEO Performance Award under the section titled "*Material Terms of the Proposed 2018 CEO Performance Award*" above generally are references to the Administrator, as applicable. The Administrator has the power and authority, in good faith, to interpret the 2018 CEO Performance Award and adopt rules for its administration, interpretation and application of the terms of the 2018 CEO Performance Award. All actions taken, and interpretations and determinations made, by the Administrator in good faith with respect to the 2018 CEO Performance Award will be final and binding on Mr. Musk and any other interested persons.

<u>Certain Other Market Capitalization Provisions</u>.   For purposes of achieving the Market Capitalization Milestones, the Company's market capitalization was based on an average of the Company's market capitalization for all trading days in the applicable trailing six-calendar-month period or 30-calendar-day period. As of any date of determination, the applicable six month or 30-day period ended with (and was inclusive of) such determination date. The Company's market capitalization on any particular trading day is equal to the product of the closing price of a share of Tesla's common stock on the trading day, multiplied by the outstanding shares of Tesla common stock at the closing of the trading day.

<u>Certain Other Termination Provisions</u>.   In all cases, the award agreement provided that in the event that Tesla stockholders did not approve the 2018 CEO Performance Award within 12 months after its grant date or, at any meeting of Tesla's stockholders, did not approve the 2018 CEO Performance Award by the requisite vote, the 2018 CEO Performance Award would have been automatically forfeited and Mr. Musk would have had no rights to the 2018 CEO Performance Award or the shares underlying it.

Upon a change in control of Tesla, any vested portion of the 2018 CEO Performance Award would have been assumed or substituted by the successor and any unvested portion of the 2018 CEO Performance Award automatically would have been terminated at the effective time of the change in control event. The Administrator could not accelerate the vesting of any portion of the 2018 CEO Performance Award in connection with a change in control if the Market Capitalization Milestone (as determined at the time of a change in control) was not met. The vested and unexercised portion of the 2018 CEO Performance Award would have remained exercisable through its expiration date. If Mr. Musk's role either as Chief Executive Officer or as Executive Chairman and Chief Product Officer terminated while the 2018 CEO Performance Award was outstanding, the Administrator would have promptly made a final determination as to whether any additional tranches had vested through the date of such termination and whether any portion of the 2018 CEO Performance Award that had failed to vest based on performance through such date of termination will be forfeited.

<u>Certain Other Adjustments Upon Certain Transactions</u>.   In the event of any dividend or other distribution (whether in the form of cash, shares of Tesla common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Tesla's securities, or other change in the corporate structure of Tesla affecting Tesla's common stock, then the Administrator, in order to prevent the diminution or enlargement of the benefits or potential benefits intended to be made available under the 2018 CEO Performance Award (and in a manner that would not provide any greater benefit or potential benefits than intended to be made available, other than solely to reflect changes resulting from any such triggering event), would have adjusted the number, class and price of the shares of our common stock underlying the 2018 CEO Performance Award. In the event of a proposed dissolution or liquidation of Tesla, the Administrator would have notified Mr. Musk as soon as practicable before the effective date of the proposed transaction. To the extent the 2018 CEO Performance Award had not been previously exercised, it would have terminated immediately before the completion of such proposed transaction.

Mr. Musk was entitled to no rights or privileges of a stockholder of Tesla with respect to the shares of our common stock underlying the 2018 CEO Performance Award unless and until the shares of our common stock were issued, recorded on the records of Tesla or its transfer agents or registrars, and delivered to Mr. Musk (which may occur through electronic delivery to a brokerage account). In addition, unless and until Tesla's stockholders approve the 2018 CEO Performance Award, no portion of the 2018 CEO Performance Award may be exercised.

<u>Certain Other Securities Information</u>.   Shares issuable under the 2018 CEO Performance Award were authorized, but unissued, or reacquired, Tesla common stock. As of April 12, 2024, the closing price of Tesla's common stock was $171.05 per share.

<u>Tax Withholdings</u>.   The Administrator was to determine the methods by which tax withholding obligations with respect to the 2018 CEO Performance Award were to be satisfied by Mr. Musk. For example, to the extent permissible by applicable law, the Administrator could have permitted Mr. Musk to satisfy tax withholding obligations relating to the 2018 CEO Performance Award by (i) paying cash, or (ii) having a sufficient number of shares otherwise deliverable under the 2018 CEO Performance Award sold through means determined by Tesla (whether through a broker or otherwise) equal to the minimum required amount to be withheld (or such greater amount that Mr. Musk elects, if permitted by the Administrator and if withholding a greater amount would not result in adverse financial accounting consequences for Tesla).

<u>Non-transferability</u>.   The 2018 CEO Performance Award could not be transferred in any manner other than by will or the laws of descent or distribution and may be exercised during Mr. Musk's lifetime only by him. Shares of our common stock issued to Mr. Musk upon exercise of the 2018 CEO Performance Award were subject to the holding period described further above, except that Mr. Musk could have transferred shares to change the form in which he held the shares of our common stock, such as through certain family or estate planning trusts, or as permitted by the Administrator consistent with the Company's internal policies.

Background of the Proposal

General

In 2018, after months of consideration and discussion, and following a recommendation of the Compensation Committee, the Board, with Mr. Musk and Kimbal Musk, Mr. Musk's brother and a member of our Board, recusing themselves, approved the 2018 CEO Performance Award and recommended it to our stockholders. We called a special meeting of our stockholders to submit the 2018 CEO Performance Award for approval. At this time, the 2018 CEO Performance Award was approved by (i) the majority of the total votes of shares of our common stock cast in person or by proxy, (ii) the majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the proposal, and (iii) approximately 73% of all votes cast by disinterested stockholders (i.e., stockholders other than Mr. Musk and Kimbal Musk). Only after obtaining this approval by our stockholders was the 2018 CEO Performance Award put in place.

As discussed below, following a lawsuit brought by a stockholder regarding our decision to incentivize and compensate Mr. Musk, on January 30, 2024, the Delaware Court issued the *Tornetta* Opinion holding that, among other things, the Board breached its fiduciary duties in approving the 2018 CEO Performance Award and ordering rescission of the 2018 CEO Performance Award as a remedy.

With the *Tornetta* Opinion, the Delaware Court ordered the rescission of a corporate decision that every company—public, or private, for-profit or not-for-profit—makes; that is, how to retain, compensate and motivate the individuals who devote time, energy, resources and skill to building an enterprise, forsaking the opportunity to pursue other opportunities and interests.

The *Tornetta* Opinion created a fundamental problem for our Company. The Delaware Court's rescission of the 2018 CEO Performance Award meant that, absent further action, Mr. Musk would not have received *any* compensation for nearly six years of service to Tesla—a period in which Mr. Musk's leadership and vision drove us to popularize electric vehicles, led to groundbreaking innovations in artificial intelligence and sustainable energy, and grew the Company's market capitalization from $53.7 billion as of March 21, 2018 to $791.3 billion at the end of 2023, an increase of over $700 billion, or almost 1,400%, making Tesla the seventh largest company by market capitalization traded on a U.S. securities exchange.

In light of this, in March 2024, the Board granted the Special Committee the authority, in addition to considering the Texas Redomestication, to also consider, evaluate, and determine whether it would be in the best interests of the Company and its stockholders to consider Ratification through a stockholder vote (including, without limitation, the manner of any applicable stockholder vote), or other disclosures about Mr. Musk's compensation, consistent with all applicable legal and other requirements and the Board resolved not to proceed with respect to this expanded purpose without the prior favorable recommendation of the Special Committee.

The 2018 Approval Process

As you consider the Ratification of the 2018 CEO Performance Award, the Company has summarized the process followed in 2018 relating to the approval of the 2018 CEO Performance Award. Because the *Tornetta* Opinion found our definitive proxy statement filed with the SEC on February 8, 2018 (the "2018 Proxy Statement") did not include a full and accurate description of the process behind the 2018 CEO Performance Award, we are providing you with the below disclosure. You should read this disclosure, together with the summary of the *Tornetta* Opinion contained below, as well as the copy of the *Tornetta* Opinion attached to this Proxy Statement as Annex I for a description of the approval process. The *Tornetta* Opinion attached to this Proxy Statement and the summary of the *Tornetta* Opinion contained below describe the Court's criticisms of this process. While the Company believes the discussion under this caption "*The 2018 Approval Process*" is a true and correct statement of the facts leading up to the approval of the 2018 CEO Performance Award and illustrates the effectiveness of the governance process followed at the time, stockholders are cautioned that the *Tornetta* Opinion made negative findings about the approval process in 2018. The Company believes that its stockholders should take into account the relevant analysis and reasons expressed in the section entitled "*Overview of 2018 Approval Process*", as well as the critiques set forth in the *Tornetta* Opinion in the section entitled "*Tornetta v. Musk Decision and Deficiencies Found by The Court*", as they consider Ratification.

Overview of 2018 Approval Process

In 2012, the Board approved a compensation program for Mr. Musk that consisted entirely of performance stock options that would vest only upon the achievement of certain market capitalization and operational milestones (the "2012 CEO Performance Award"). At the time, Tesla had begun to execute Mr. Musk's Master Plan that laid out the objectives for Tesla during the first phase of its development. Tesla had yet to begin volume production of Model S and had a market capitalization of under $4 billion. The vesting milestones for the 2012 CEO Performance Award included 10 tranches, with each tranche requiring Tesla both to:

   (i) grow market capitalization by an additional $4 billion, and

   (ii) achieve an additional specified operational milestone.

Following the grant of the 2012 CEO Performance Award, Tesla received strong stockholder support in its triennial advisory "Say on Pay" votes in 2014 and 2017 (94.4% and 98.9%, respectively, of the shares present or represented by proxy and entitled to vote).

Between 2012 and 2018, Tesla, with Mr. Musk at the helm, among other things, launched and ramped up production of Model S; designed, launched and ramped up production of Model X and Model 3; and added important new business lines, including solar energy generation and energy storage.

With the 2012 CEO Performance Award nearing completion, the Board and the Compensation Committee engaged in more than six months of active and ongoing discussions regarding a new compensation program for Mr. Musk, ultimately deciding to approve the grant in the 2018 CEO Performance Award. These discussions first took place among the then-members of the Compensation Committee, all of whom were independent directors, and then with the Board's other independent directors. For each of the relevant meetings, both Mr. Musk and Kimbal Musk recused themselves.

In deciding to approve the grant in the 2018 CEO Performance Award, the Board and the Compensation Committee considered among other things:

(i) The reasons for an award;

(ii) The desire to incentivize and motivate Mr. Musk to continue to lead Tesla over the long term and to create significant stockholder value in doing so;

(iii) How to structure an award in a way that would further align the interests of Mr. Musk and Tesla's other stockholders;

(iv) Whether to model an award based on elements of the 2012 CEO Performance Award;

(v) What performance milestones should be used in an award;

(vi) What the total size of an award should be and how that size would translate into increased ownership and value for Mr. Musk; and

(vii) How to balance the risks and rewards of a new award.

Throughout this process in 2018, the Board used the services of Compensia, Inc. which served as its independent compensation consultant ("Compensia"), and Wilson Sonsini Goodrich & Rosati, P.C., which served as its special outside counsel.

At various points during the process in 2018, the independent members of the Board met with Mr. Musk to share their thoughts on the award and to solicit his perspective, including as to each of the issues identified above, and ultimately to negotiate the terms of the 2018 CEO Performance Award with Mr. Musk.

Additionally, early in the Board's 2018 process, at the request of the Compensation Committee, Ira Ehrenpreis and Tesla's then-General Counsel, Todd Maron, had calls with 15 of Tesla's largest institutional stockholders to discuss and solicit their views regarding the 2012 CEO Performance Award and considerations for a new compensation award for Mr. Musk, in light of the fact that nearly all of the milestones in the 2012 CEO Performance Award had been or would be achieved in the near future. Many of these stockholders indicated that they favored the approach used in the 2012 CEO Performance Award, especially when coupled with Mr. Musk's lack of traditional non-performance-based types of compensation (i.e., no salary, no cash bonuses, no time-based equity awards), and indicated that they favored a new equity award to Mr. Musk broadly based on the model of the 2012 CEO Performance Award that would motivate and incentivize his continued service and dedication to Tesla. Stockholders suggested various operational milestones to pair with market capitalization milestones, but in general expressed preferences for financial-based operational milestones that would ensure both top-line and bottom-line Tesla growth as a condition for awards of compensation to Mr. Musk. As the Board thereafter deliberated on a new performance award for Mr. Musk, it gave great weight to the feedback that its stockholders provided during these calls, and it incorporated much of that feedback into the ultimate design of the award.

After engaging in this extended process and arriving at terms for a performance award that both the independent members of the Board and Mr. Musk concluded would motivate and incentivize Mr. Musk to continue to lead the management of Tesla over the long term, the Board, with Mr. Musk and Kimbal Musk recusing themselves, approved the 2018 CEO Performance Award.

Reasons for the Board's 2018 Recommendation

In advance of the Company's 2018 Special Meeting, which was called for the purposes of obtaining a stockholder vote on the 2018 CEO Performance Award, the Board recommended that its stockholders vote their shares "FOR" the 2018 CEO Performance Award.

Prior to the 2018 Special Meeting, the independent members of the Board at the time, led by the members of the Compensation Committee, designed a compensation award over the course of six months that they believed would incentivize Mr. Musk while maximizing value for Tesla stockholders. As part of this process in 2018, the Compensation Committee and the Board sought to balance a variety of important objectives, including:

- Aligning Mr. Musk's interests with those of Tesla and its other stockholders;

- Incentivizing Mr. Musk to continue to lead Tesla over the long term;

- Motivating Mr. Musk to help Tesla achieve market capitalization and operational milestones that would generate significant stockholder value; and

- Ensuring that Mr. Musk's compensation will be linked entirely to performance so that he does not receive any compensation unless all of Tesla's stockholders benefit from significant value creation.

The Board sought and obtained feedback from a broad set of institutional stockholders and incorporated that feedback into its decision-making process. As part of its consideration in 2018, the Board drew from the success of the 2012 CEO Performance Award. Such award helped Tesla grow its market capitalization from less than $4 billion to over $55 billion in just over five years, and formed the biggest part of the executive compensation program that Tesla stockholders strongly supported in advisory "Say on Pay" votes in 2014 and 2017.

Additionally, with the 2012 CEO Performance Award milestones largely achieved, and with Tesla entering the next phase of its development, the Board sought to develop a compensation award for Mr. Musk that reflected Tesla's then-current long-term goals and strategy and helped incentivize their achievement. During the initial phase of its development, Tesla executed on its original Master Plan, which primarily called for Tesla to develop electric vehicles in increasingly affordable and higher volume segments. Even though most believed that Tesla would not be able to accomplish this, Tesla managed to do so, and it created significant stockholder value in the process.

With Tesla becoming the world's first vertically integrated sustainable energy company, from generation to storage to consumption, its ambitions in 2018 were even greater. Tesla in its original Master Plan intended to:

- Expand solar energy generation through Solar Roof and other solar products, and seamlessly integrate them with battery storage;

- Build out Tesla's vehicle product line to cover all major forms of terrestrial transport;

- Advance autonomous technology to create a fully-self driving future; and

- Through sharing, enable its customers' cars to make money for them when they are not being used.

With these goals, in 2018 the Board believed that Tesla had the potential to become one of the most valuable companies in the world. The 2018 CEO Performance Award was based on a vision of making Tesla a $650 billion company—more than ten times more valuable than it was at the beginning of 2018—and accomplishing Tesla's mission of accelerating the world's transition to sustainable energy.

The Board recommended that its stockholders approve the 2018 CEO Performance Award in 2018 for the following reasons:

1. Strengthening Incentives and Further Aligning of Stockholder, Company and CEO Interests

The Board believed in rewarding Mr. Musk in a fair way that provided compensation to him if, and only if, all of Tesla's stockholders realized significant value.

Under the 2018 CEO Performance Award, Mr. Musk would not receive any of the kinds of guaranteed forms of compensation that are common for chief executive officers at other companies. Mr. Musk would receive no cash salary, no cash bonuses and no time-based equity awards that vest solely through the passage of time (that is, simply by continuing to show up for work). To the contrary, Mr. Musk's only opportunity to earn compensation from Tesla would be dependent on him leading Tesla's achievement of challenging milestones, which, among other things, required Tesla's market capitalization to increase to $100 billion, and to then continue increasing in additional $50 billion increments thereafter, up to $650 billion.

Additionally, Mr. Musk's compensation would also be dependent on him leading Tesla's achievement of challenging operational milestones, which were designed to ensure that it is executing well on both a top-line and bottom-line basis. Under the 2018 CEO Performance Award, if these ambitious milestones were met, the Board determined in 2018, all Tesla stockholders would benefit, with the value of Tesla's equity growing by tens of billions of dollars per milestone. Moreover, under the 2018 CEO Performance Award, in contrast to Mr. Musk's rights, which required a pair of milestone targets to be fully met in order for him to receive any vesting of the corresponding tranche, the Tesla stockholders would realize the real-time benefit of any increases to its stock price, even those that result from falling short of the specific milestone targets required by the 2018 CEO Performance Award. Finally, the 2018 CEO Performance Award would create even more stockholder alignment by incorporating features such as a five-year holding period that ensures Mr. Musk's continuing alignment with company interests for many years even after he exercises his options.

As such, the Board in 2018 determined that the 2018 CEO Performance Award was a true "pay-for-performance" compensation program that tightly aligned Mr. Musk's interests with the interests of Tesla and its stockholders.

2. Ensuring Mr. Musk's Continued Services

The Board in 2018 believed that having the active and engaged services of Mr. Musk was important to the continued growth and long-term interests of Tesla. While the Board recognized that Tesla had many valuable employees who have been a critical part of Tesla's success, the Board in 2018 believed that many of Tesla's prior successes were driven significantly by Mr. Musk's leadership. Those successes included making Model S the top-selling car in its segment in many key markets around the world and ramping up the production of it, designing and ramping up the production of Model X, which continued to gain substantial market share around the world, and designing and beginning to ramp up the production of Model 3, the mass-market vehicle that the success of Model S and Model X enabled. These accomplishments had led to significant value creation for Tesla's stockholders. Since going public, Tesla's market capitalization had grown almost 35x when the Board approved the plan in 2018.

The Board designed the 2018 CEO Performance Award to incentivize and motivate Mr. Musk to continue to not only lead Tesla over the long term, but particularly in light of his other business interests, to devote his time and energy in doing so. In the Board's discussions with Mr. Musk in 2018, he indicated that the 2018 CEO Performance Award would accomplish that.

Mr. Musk was required to remain as Tesla's Chief Executive Officer or serve as both Executive Chairman and Chief Product Officer, in each case with all leadership ultimately reporting to him, at the time each milestone was met in order for the corresponding tranche to vest. This was intended to ensure that Mr. Musk would continue to lead the management of Tesla over the long term while also providing the flexibility to bring in another chief executive officer who would report to Mr. Musk at some point in the future. Although there was no intention to bring in another chief executive officer, the Board in 2018 believed that having such flexibility as Tesla continued to grow to potentially allow Mr. Musk to focus more of his attention on the kinds of key product and strategic matters that most impacted Tesla's long-term growth and profitability would benefit our stockholders.

3. Spurring the Achievement of Tesla's Strategic and Financial Objectives

The Board believed in 2018 that the 2012 CEO Performance Award was instrumental in motivating Mr. Musk to lead Tesla's achievement of the objectives set out in the original Master Plan, thereby generating the significant stockholder value that was created during the process. With the first Master Plan having been achieved and with the second part of the Master Plan having been announced, the 2018 CEO Performance Award was designed to help align Tesla and its employees as they design, engineer and make the products that execute on the master plan, and focus everyone at Tesla on achieving the market capitalization and operational milestones that, while challenging, the Board believed were attainable for Tesla. If all of these milestones were to be achieved, Tesla would have meaningfully achieved its mission of transitioning the world to sustainable energy and would have become one of the most valuable and successful companies in the world.

2018 Stockholder Vote

At the 2018 Special Meeting, our stockholders voted on the 2018 CEO Performance Award. Our stockholders approved the 2018 CEO Performance Award at the 2018 Special Meeting by the affirmative vote of each of:

(1) the majority of the total votes of shares of Tesla common stock cast in person or by proxy at the 2018 Special Meeting, pursuant to the Nasdaq Stock Market Rules (the "2018 Nasdaq Standard");

(2) the majority of the voting power of the shares present in person or represented by proxy at the 2018 Special Meeting and entitled to vote on the proposal, pursuant to Tesla's amended and restated bylaws (the "2018 Bylaws Standard"); and

(3) the majority of the total votes of shares of Tesla common stock not owned, directly or indirectly, by Mr. Musk or Kimbal Musk cast in person or by proxy at the 2018 Special Meeting, pursuant to the resolutions of the Board of Directors of Tesla adopted in connection with the 2018 Special Meeting (the "2018 Disinterested Standard").

Later that day, the Company filed a Current Report on Form 8-K with the SEC disclosing the results of the votes at the 2018 Special Meeting.

Tornetta v. Musk Decision and Deficiencies Found by the Court

Following the 2018 Special Meeting, on June 5, 2018, Richard Tornetta, a stockholder of the Company holding nine shares of our common stock at the time (prior to giving effect to various stock splits), in his individual capacity and on behalf of all other similarly situated stockholders of the Company and derivatively on behalf of the Company, filed a complaint in the Delaware Court alleging breaches of fiduciary duty, unjust enrichment and waste. Mr. Tornetta alleged, and the Delaware Court held, that Mr. Musk controlled the Board, leading to an unfair process surrounding the formulation and approval of the 2018 CEO Performance Award, as well as that the 2018 CEO Performance Award was not fair. The Company and the Board believe that the decision in *Tornetta* ignored material evidence presented at trial and that the Delaware Court made errors of fact and incorrect conclusions of law. The named director defendants intend to appeal the Delaware Court's decision vigorously. Moreover, the stockholders' vote at the 2024 Annual Meeting on whether to ratify the 2018 CEO Performance Award is independent and separate from the named director defendants' intended appeal of the Delaware Court's order. The description of the *Tornetta* Opinion below should not be read to endorse or agree with the findings of fact or conclusions of law in it. Nevertheless, the Company believes that stockholders in evaluating the matters presented to them for their approval at the 2024 Annual Meeting should understand the conclusions reached by the Delaware Court and the bases for those conclusions; therefore, the description below summarizes the *Tornetta* Opinion, and a copy of the *Tornetta* Opinion is attached as Annex I to this Proxy Statement.

We have summarized here the significant rulings of the Delaware Court in the *Tornetta* Opinion, and are also including a copy of the *Tornetta* Opinion as Annex I to this Proxy Statement, to ensure that all relevant disclosures are available to our stockholders. The summary below does not purport to be a complete and exhaustive summary of the *Tornetta* Opinion, and therefore, Annex I is incorporated herein by reference in its entirety.

The Delaware Court's Analysis: Mr. Musk's Control

Mr. Tornetta alleged, and the Delaware Court decided, that Mr. Musk is a controlling stockholder of Tesla for the purposes of approving the 2018 CEO Performance Award. The Delaware Court then found that in a conflicted-controller transaction, unless a board of directors follows a judicially-prescribed path involving the establishment of a special committee authorized to make a decision on such transaction and then obtains the fully informed, uncoerced approval of the majority of the voting power of disinterested stockholders, the "entire fairness" standard of review will apply to the transaction. Based on four factors, the Delaware Court concluded that Mr. Musk was a controlling stockholder for purposes of the 2018 CEO Performance Award.

The Delaware Court's Analysis: Mr. Musk Wielded Significant Influence over Tesla by Virtue of His Stock Holdings

First, the Delaware Court agreed with Mr. Tornetta that:

Musk's 21.9% block… gives him a sizable leg-up for stockholder votes generally and the ability to block specific categories of bylaw amendments. The block also gives him great influence in the boardroom. This undoubtedly contributes to his clout and sway.

The Delaware Court's Analysis: Mr. Musk was a "Superstar CEO"

Second, the Delaware Court labeled Mr. Musk a "Superstar CEO"—the type of chief executive officer whose identity is interwoven with that of the company's and therefore has a "singular importance shift[ing] the balance of power between management, the board, and the stockholders." According to the Delaware Court, "[i]n the face of a Superstar CEO, it is even more imperative than usual for a company to employ robust protections for minority stockholders, such as staunchly independent directors. In this case, Tesla's fiduciaries were not staunchly independent."

The Delaware Court's Analysis: The Board's Independence Was Compromised

Third, the Delaware Court concluded that Mr. Musk's personal and professional relationships with the Board compromised the Board's and the Compensation Committee's independence.

For example, the Delaware Court determined that several Board members (who were also members of the Compensation Committee) owed the bulk of their fortunes to investments in Musk-affiliated entities, and that several Board and Compensation Committee members were also friends with Mr. Musk, Kimbal Musk, and the Musk family. In addition, the Delaware Court determined that Todd Maron, Tesla's General Counsel at the time who had also previously served as Mr. Musk's divorce attorney, was "totally beholden to Musk" because he was "moved [] to tears during his deposition" on account of his "admiration for Musk." The Delaware Court also noted that Mr. Maron was a "primary go-between" of Mr. Musk and the Compensation Committee in connection with the negotiation of the 2018 CEO Performance Award and that "many of the documents cited by [Tesla] as proof of a fair process were drafted by Mr. Maron." As a result, even though Mr. Musk and his brother Kimbal Musk recused themselves from the Board's vote to approve on the 2018 CEO Performance Award, the Delaware Court determined that the Compensation Committee's recommendation and the Board's approval of the 2018 CEO Performance Award were not made independent of influence from Mr. Musk.

The Delaware Court's Analysis: Mr. Musk Controlled the Board's Consideration of the 2018 CEO Performance Award

Fourth, the Delaware Court concluded that multiple aspects of the Board's consideration of the 2018 CEO Performance Award revealed Mr. Musk's control over it, "including the timeline, the absence of negotiations over the magnitude of the Grant or its other terms, and the committee's failure to conduct a benchmarking analysis."

According to the Delaware Court, the 2018 CEO Performance Award did not receive sufficient substantive consideration or time from the Board before the Board approved it, and instead:

> *[T]here is barely any evidence of negotiations at all. Rather than negotiate against Musk with the mindset of a third party, the Compensation Committee worked alongside him, almost as an advisory body.*

The Delaware Court expressed concern over the fact that Mr. Musk proposed the initial terms of his compensation plan and drove the timing of negotiations around the 2018 CEO Performance Award. The Delaware Court found that:

> *Musk unilaterally set the timeline or made last-minute proposals to the Board prior to six out of the ten Board or Compensation Committee meetings during which the [2018 CEO Performance Award] was discussed. Musk dictated when the game clock started and stopped, thereby artificially compressing the work into short bursts that took place when he wished to move forward. Musk's habit of shaking things up just before meetings also made it tough for the committee and its advisors to be prepared.*

The Delaware Court also observed that although "nine months passed" between the initial meeting about the 2018 CEO Performance Award and the Board's approval of it, "most of the work on the [2018 CEO Performance Award] occurred during small segments of that nine-month timeline and under significant time pressure imposed by Musk," resulting in what it believed to be a "recklessly fast approach."

The Delaware Court also stated that negotiations between Mr. Musk and the Board were compromised because they were not adversarial and were too cooperative and collaborative. To the contrary, the Delaware Court noted that several of the participants in the process testified that the negotiations between Mr. Musk and the Board regarding his compensation were not adversarial or "acrimonious." Combined, these and certain other factors led the Delaware Court to conclude that the negotiation process was not at arm's length, and was not fair.

The Delaware Court also found that the Board largely accepted terms Mr. Musk proposed for his own compensation plan, without considering other alternatives, and omitted certain terms that would have been in the best interests of our stockholders. For example, the Delaware Court stressed that a key goal of the Board was "it[s] wish[] to retain Musk as the 'fully engaged CEO,' yet" the terms of the 2018 CEO Performance Award did not require him to devote a certain percentage of his time to Tesla relative to his other companies, and also "allowed Musk to step down to the role of 'Chief Product Officer.'" The Delaware Court also stated that "there was no actual discussion concerning alternatives" to the compensation plan proposals that Mr. Musk was setting forth, and that "[t]here [w]as [n]o [n]egotiation [o]ver [t]he [s]ize [o]f [t]he [g]rant." The Delaware Court also criticized the Board for not reviewing benchmarking compensation studies that would compare the proposed 2018 CEO Performance Award "to plans at comparable firms." According to the Delaware Court, the defendants' "proffered reasons for not performing a traditional benchmarking study [(that they had sufficient information to know what a benchmarking study would show and that they didn't believe such a study was apt because there were no true comparables)]. . . rang hollow", and that "[b]enchmarking would have informed the decision makers of the magnitude of difference between the [g]rant and market comparables."

The Delaware Court also concluded that the defendants failed to prove that the 2018 CEO Performance Award's milestones were "ambitious and difficult to achieve," such that they would require compensation of the 2018 CEO Performance Award's magnitude to incentivize Mr. Musk to attain them. Instead, the Delaware Court noted that:

Tesla determined that three operational milestones were 'considered probable of achievement,' which meant that they were greater than 70% probable of achievement within approximately one year of the Grant date.

Finally, the Delaware Court rejected the defendants' argument that certain other terms that were included in the 2018 CEO Performance Award for the Company's benefit, the Clawback Provision, the Leadership Requirement, the Five-Year Hold Period and the M&A Adjustment (each as described above and defined in the *Tornetta* Opinion), were evidence of arm's-length bargaining, since Mr. Musk accepted them without negotiation. With respect to these provisions, the Delaware Court found that:

The other key terms of the Grant were: the Clawback Provision, the Leadership Requirement, the Five-Year Hold Period, and the M&A Adjustment. As to these terms, the only back-and-forth in the record concerned the M&A Adjustment, but Musk himself conceded that this was at most a minor feature of his compensation plan that he did not care about. He stated, at the end of negotiations on this point, "I don't think we will be making big acquisitions[]" and "[t]here is no chance I will game the economics here, so I'm fine with limits that prevent that.

The Delaware Court Found the Stockholder Vote Upon Which the 2018 CEO Performance Award Was Conditioned Was Deficient

In addition to finding the Board process related to the 2018 CEO Performance Award to have been deficient, the Delaware Court also found that the stockholder vote at the 2018 Special Meeting on which the 2018 CEO Performance Award's approval was conditioned was not fully informed. The Delaware Court's finding that the stockholder vote at the 2018 Special Meeting was not fully informed was based on the failure of the 2018 Proxy Statement to disclose the shortcomings that the Delaware Court had found in the Board's decision-making process.

The Delaware Court's Analysis: the 2018 Proxy Statement Contained No Conflict Disclosures

First, the Delaware Court stated that in presenting the 2018 CEO Performance Award to our stockholders, we had failed to disclose any actual or potential conflicts between the 2018 CEO Performance Award's decision-makers and Mr. Musk, instead describing "all of [them] [as] independent directors" and "independent members of the Board." In particular, the 2018 proxy statement did not disclose the financial or personal connections between the members of the Compensation Committee and Mr. Musk. These included a 15-year relationship between Mr. Musk and the chair of the Compensation Committee, Ira Ehrenpreis, and business relationships between Mr. Musk and the other Compensation Committee member, Antonio Gracias, "dating back over 20 years, as well as the sort of personal relationship that had [Mr. Gracias] vacationing with Mr. Musk's family on a regular basis."

The Delaware Court's Analysis: the 2018 Proxy Statement did not Include a Full and Accurate Description of the Process

Second, the Delaware Court determined that we did not provide our stockholders with a "full and accurate description of the material steps in the Board or the Compensation Committee process that resulted in the transaction." The Delaware Court noted that the 2018 proxy statement "does not disclose the level of control that Musk exercised over the process — e.g., his control over the timing, the fact that he made the initial offer, the fact that his initial offer set the terms until he changed them six months later, the lack of negotiations, and the failure to benchmark, among other things." Above all, the Delaware Court stated that we should have disclosed that Mr. Musk proposed key terms for his compensation plan in an initial call on April 9, 2017, prior to discussions "among the members of the Compensation Committee."

The Delaware Court's Decision

As a result of the foregoing, the defendants bore the burden of proving that the 2018 CEO Performance Award was "entirely fair" to our stockholders. Due to the factors discussed above, the Delaware Court ruled that the compensation considered in the 2018 CEO Performance Award was more than Tesla needed to "give" in proportion to what it would "get" and thus the defendants failed to prove that the 2018 CEO Performance Award was "entirely fair" to our stockholders, and

ordered rescission of the 2018 CEO Performance Award as a remedy. The Delaware Court found rescission equitable under the circumstances because Mr. Musk had profited from his work through his ownership of Company stock, observing that other billionaires such as Mark Zuckerberg, Jeff Bezos, Bill Gates and Warren Buffett had been willing to work for nominal amounts in light of their ownership of their respective company's stock.

Performance of the Company Assessed Against Performance Metrics

Tesla's Leadership Has Revolutionized the World

Tesla sets extraordinary goals and needs extraordinary leadership to achieve them. Our mission is to accelerate the world's transition to sustainable energy.

To enact radical change requires radical innovation. Mr. Musk has led our most remarkable projects. Mr. Musk's leadership and unique vision have played critical roles in our mission and success. He has guided Tesla from an early-stage startup through multiple critical events and crises into one of the world's leading automakers and one of the most valuable companies in the world. His innovation and vision have driven us to become the world's first vertically integrated sustainable energy company, with a wide variety of products, from generation to storage to consumption.

Under Mr. Musk's leadership, we popularized electric vehicles by making them high-performance, accessible and fun to drive. Now, electric vehicles are abundant on the streets, and in the last decade, we produced over 5.5 million of our vehicles. We currently manufacture five different consumer vehicles—the Model 3, Y, S, X and Cybertruck, and, as of January 24, 2024, Model Y was the best-selling vehicle in the world. Importantly, our fully electric cars often replace traditional gasoline-powered cars on the road—tackling one of the largest global sources of carbon dioxide and other greenhouse gas emissions.

Mr. Musk also leads our efforts in designing, developing and manufacturing a range of cutting-edge sustainable energy generation and storage products. We offer two lithium-ion battery energy storage products—Powerwall and Megapack. Powerwall, which we sell directly to customers, as well as through channel partners, is designed to store energy at a home or small commercial facility. Megapack is an energy storage solution for commercial, industrial, utility and energy generation customers, multiples of which may be grouped together to form larger installations of gigawatt hours or greater capacity. Megapack has the potential to eliminate the need for gas peaker plants and avoid power outages. Each unit can store over 3.9 MWh of energy—enough energy to power an average of 3,600 homes for one hour.

Through Mr. Musk's leadership, we have also developed sophisticated control software, which is utilized in the performance and safety of our vehicles and their battery packs. Our technology uses neural networks in our vehicles, and we currently offer certain advanced driver assist systems under our Autopilot and Full Self Driving (Supervised) options. We develop almost all of this software, including most of the user interfaces, internally and update our vehicles' software regularly through innovative over-the-air updates.

Even with all this prior innovation, we continue to look ahead to new horizons—Mr. Musk spearheads our efforts on products in development that we believe have the potential to be our most significant contributions.

We have made incredible progress on our mission, and Mr. Musk has driven our conception, design, development, production and commercialization of these revolutionary products.

Achieving such progress requires thoughtful, innovative leaders. The role of a chief executive officer is multi-faceted and demanding. A chief executive officer is not only responsible for managing the day-to-day operations of an entire company, but also developing the company's vision and strategy, fostering innovation, representing the company and creating a culture of excellence. For a large, sophisticated company such as Tesla, our chief executive officer must be able to execute at an incredibly high level, which requires deep experience and a myriad of specialized abilities. Finding an individual who possesses such a diverse skill set and can excel in these various aspects is not easy, but Mr. Musk's demonstrated track record of success has proven that he can do so. The Delaware Court in the *Tornetta* Opinion referred to Mr. Musk as a "Superstar CEO". The Board and

management believe that it is in Tesla's interest to secure Mr. Musk's "Superstar CEO" talent and experience by means of appropriate compensation.

With Mr. Musk leading the Company, the Board and management believe that we have fundamentally changed the world. We are proud of what the Company has achieved, but there is much more to be done, and we believe that we are best positioned to accomplish our goals with Mr. Musk at the helm and provided with ambitious targets and appropriate incentives to meet those targets.

Our Compensation Is Designed to Drive Innovation and Growth

In 2018, we carefully designed the 2018 CEO Performance Award to align the interests of our leaders with those of Tesla's stockholders and to motivate them to use their talent and initiative to drive the Company's financial performance and stockholder value. We used Compensia, a leading independent compensation consultant to help us develop the 2018 CEO Performance Award and understand how our executive compensation compares to that of our competitors.

The Board and management are committed to compensating our executives both competitively and in line with their contributions to our success and the value delivered to our stockholders. Our Company would not be where it is today without Mr. Musk's contributions, leadership and vision and we have an exceptionally strong interest in retaining him and motivating him to devote the time, energy, resources and skill to Tesla that is necessary to achieve the success we have achieved and the vision and strategy to which we aspire. As a result, we believe this requires a compensation plan that recognizes Mr. Musk's unique role and more importantly provides the appropriate incentives for Mr. Musk not only to remain with Tesla and devote time to its business and affairs, but also to continue to bring the level of dedication to the Company that we believe is crucial to reaching the ambition we have for growing the business over the long term.

In developing the 2018 CEO Performance Award, the Board obtained feedback from a broad set of our institutional stockholders and incorporated the feedback into the decision-making process. The 2018 CEO Performance Award was approved by approximately 73% of all votes cast by our disinterested stockholders under the 2018 Disinterested Standard, as well as the majority votes required under the 2018 Nasdaq Standard and the 2018 Bylaws Standard.

The 2018 CEO Performance Award contained no guaranteed compensation of any kind—no salary, no cash bonuses and no equity that vests simply through the passage of time. Since 2018, Mr. Musk has not received any of these customary forms of compensation—nearly six years without salary, cash bonuses or equity grants that vest only due to the passage of time. Instead, Mr. Musk's only compensation opportunity from Tesla depended on him driving Tesla's achievement of milestones the Board believed were exceptionally challenging. The only compensation included in the 2018 CEO Performance Award was a 100% at-risk performance award upon achievement of certain performance targets, which was designed so that Mr. Musk would be compensated only if our stock price, revenue and profitability out-performed ambitious targets, resulting in value for all of our stockholders. The intention of the 2018 CEO Performance Award was to motivate Mr. Musk to devote the time, energy, resources and skill necessary to achieve extraordinary goals, well beyond what any contractual commitment to spend a set number of hours and a specified percentage of his professional time devoted to Tesla would achieve.

In addition, under the 2018 CEO Performance Award, Mr. Musk had an obligation to hold any Tesla shares obtained from exercising options under the 2018 CEO Performance Award for a period of five years after the exercise date, which was designed to address Mr. Musk's economic incentives after he exercised his options. Although the key milestones under the 2018 CEO Performance Award have already been met, if the Ratification is approved by stockholders, the Company believes that Mr. Musk's holding requirement will continue to incentivize him and align his interests with those of our other stockholders.

In summary, the 2018 CEO Performance Award was high-risk, high-reward. This is a bedrock of capitalism and American innovation—the prospect of significant rewards motivates entrepreneurs to take risks, which leads to innovation and progress, driving economic growth.

Mr. Musk Met—and Exceeded—His Performance Award Milestones

The Board in 2018 believed that the hurdles for performance were exceptionally high, and subsequently, Mr. Musk met—and exceeded—each and every key milestone in the 2018 CEO Performance Award, milestones that have resulted in remarkable value creation for our stockholders.

In addition to these economic achievements, Mr. Musk has also helped grow our Company in other areas. We have nearly tripled the number of employees since the 2018 CEO Performance Award was approved. We have also made significant progress under Mr. Musk's leadership and vision on our mission to accelerate the world's transition to sustainable energy. We are proud of the contributions we have made to the economy, the environment and the world under Mr. Musk's leadership.

Not all executives achieve such success, even with similar financial milestones. Other tech executives have received equity incentive grants contingent upon specific performance targets and failed to reach them but in most cases have continued to receive other forms of compensation. The 2018 CEO Performance Award contained extraordinary goals and required extraordinary performance. Mr. Musk delivered.

Matters Related to Delaware Common Law and Statutory Ratification

The Company is asking its stockholders to ratify the 2018 CEO Performance Award under Delaware common and statutory law. Delaware common law ratification permits a Delaware corporation to validate a corporate act where the actors that purported to effect it lacked requisite corporate authority to do so. Common law ratification can also extinguish claims for breach of fiduciary duty by authorizing an act that otherwise would constitute a breach. When properly implemented, common law ratification "reaches back" to validate the challenged act as of its initial enactment. The Company believes that, under the *Tornetta* Opinion, the 2018 CEO Performance Award is such an act that may be ratified under Delaware common law.

The Company also seeks ratification under any other legal theory or appropriate statutory provision, including but not limited to Section 204 of the DGCL. The Company understands that Section 204 of the DGCL allows a Delaware corporation, by following specified procedures, to ratify a corporate act that is void or voidable due to a failure of authorization, retroactive to the date the corporate act was originally taken. Failure of authorization is defined in the statute to include the failure of an action to have been adopted in accordance with any plan to which the corporation is a party, which in this case could be the 2018 CEO Performance Award. The Company believes that the Delaware Court concluded that failure to have a fully informed stockholder approval of the 2018 CEO Performance Award at the 2018 Special Meeting rendered the 2018 CEO Performance Award voidable. Accordingly, the Company believes that it is subject to statutory ratification under Section 204 of the DGCL. The text of Section 204 of the DGCL is attached to this Proxy Statement as Annex J.

While the Company believes that the Ratification should be upheld by a Delaware court, the Special Committee noted that even a favorable vote by our stockholders to ratify the 2018 CEO Performance Award may not fully resolve the matter. The Special Committee and its advisors noted that they could not predict with certainty how a stockholder vote to ratify the 2018 CEO Performance Award would be treated under Delaware law in these novel circumstances.

Recommendations of the Special Committee and the Board

As discussed in the section "*Background and Process of the Special Committee*," the Special Committee was formed for the purpose of determining the Redomestication but its mandate was subsequently expanded to cover the Ratification as well. For a summary of the events leading up to the Special Committee's recommendation, as well as a discussion of the Special Committee's process, see the section under the caption "*Background and Process of the Special Committee*" and the full text of the Special Committee Report attached to this Proxy Statement as Annex E and incorporated by reference herein.

At a meeting of the Special Committee held on April 16, 2024, after reviewing and considering the factors and considerations deemed relevant by the Special Committee, and after investigating and

considering the benefits and detriments, for the reasons set forth in the Special Committee's Report and summarized below under the caption "*Reasons for the Ratification*," the Special Committee adopted resolutions determining that Ratification is in the best interests of the Company and all of its stockholders, and that the Board should adopt appropriate ratification resolutions and seek ratification of the 2018 CEO Performance Award by the stockholders of the Company at the Company's 2024 Annual Meeting. The Special Committee also recommended to the Board that (1) the Board and management take all necessary and appropriate steps to implement the Committee's ratification determination consistent with legal obligations; (2) Mr. Musk and Kimbal Musk be recused from the Board's deliberations and from the vote on this matter because it concerns Mr. Musk's compensation; (3) the stockholder vote on ratification be conditioned on approval by at least a majority of votes cast by disinterested stockholders, in the same manner as the 2018 stockholder vote; (4) the *Tornetta* Opinion be annexed to, and summarized in, the Company's proxy statement; (5) the Company's proxy statement address any other current plans regarding compensation for Mr. Musk; and (6) the Board adopt appropriate ratification resolutions and recommend that stockholders vote for ratification based on the Committee's determination that ratifying the 2018 CEO Performance Award is in the best interests of the Company and all of its stockholders.

Following the determination of the Special Committee that the Ratification is in the best interests of the Company and all of its stockholders and the recommendations of the Special Committee, and after considering the Special Committee's determination and the Special Committee Report, the Board met on April 9, 2024, April 13, 2024 and April 16, 2024, with Mr. Musk and Kimbal Musk recusing themselves. On April 16, 2024, the Board determined that the Ratification is in the best interests of the Company and its stockholders, approved the Ratification for any purpose, directed that the Ratification be submitted for consideration by our stockholders at the 2024 Annual Meeting and recommended that our stockholders approve the Ratification, in accordance with Delaware statutory law, including Section 204 of the DGCL, and with Delaware common law.

Practical Implications of the Ratification

If the 2018 CEO Performance Award is ratified by our stockholders at the 2024 Annual Meeting, the Company believes that:

- the deficiencies, including disclosure deficiencies, procedural deficiencies, and breaches of fiduciary duty, identified by the Delaware Court in connection with the Board and our stockholders' original approval of the 2018 CEO Performance Award should be ratified and remedied, and any wrongs found by the Delaware Court in connection with the 2018 CEO Performance Award should be cured;

- the 303,960,630 options issued to Mr. Musk pursuant to the 2018 CEO Performance Award will be restored to Mr. Musk, compensating him for his nearly six years of service to Tesla; and

- defendants in the *Tornetta* case may be able to argue that Mr. Tornetta's attorneys are not entitled to the attorneys' fee award they are requesting for the purported value conferred on the Company by the rescission of the 2018 CEO Performance Award, which request includes an award of nearly 30 million freely tradeable shares of our common stock, currently valued at more than $5 billion (based on the closing price of Tesla common stock on April 12, 2024). The plaintiff's theory is that his lawsuit benefited Tesla by causing the cancellation of options issued to Mr. Musk under the 2018 CEO Performance Award. If the 2018 CEO Performance Award is ratified, those options will be restored to Mr. Musk. As a result, Mr. Tornetta may not be considered to have rendered the "benefit" to Tesla through his lawsuit that is claimed by his attorneys. Although the Delaware Court may order some other remedy or attorneys' fees as a result of the lawsuit (assuming that *Tornetta* is not overturned on appeal), defendants in the *Tornetta* case would be able to argue that any award of attorneys' fees — if there is any — should be significantly smaller than what Mr. Tornetta's attorneys are currently seeking.

Reasons for the Ratification

The determination of the Special Committee and the determination of the Board that Ratification by stockholders is in the best interest of the Company and all of its stockholders, and the decision of

the Special Committee to recommend to the Board that it recommend that the Company's stockholders vote for Ratification, were the result of deliberation and consideration. The Special Committee prepared and delivered a report to the Board, and the full text of the Special Committee Report is attached to this Proxy Statement as Annex E. The Special Committee Report explains the Special Committee's reasoning for its determination and is summarized herein. The following summary of the key considerations of the Special Committee and the Board is not intended to be exhaustive, and is qualified in its entirety by reference to the Special Committee Report attached to this Proxy Statement. Stockholders are encouraged to read the full text of the Special Committee Report for additional detail regarding the analysis of the Special Committee on the proposed Ratification.

Because of the nature of the ratification process, the Special Committee did not substantively re-evaluate the amount or terms of the 2018 CEO Performance Award and did not engage a compensation consultant. It did not negotiate with Mr. Musk. The Special Committee determined that none of those steps would have been consistent with ratification. The Special Committee noted that the Board previously decided in January 2018 that the 2018 CEO Performance Award was fair, and noted that Ms. Wilson-Thompson was not on the Board at that time. The Special Committee further noted that the defendants in *Tornetta* will be appealing the ruling because they believe the compensation plan is fair and should be upheld as agreed. The Special Committee assessed only whether the 2018 CEO Performance Award, as it was previously agreed to, should be ratified by stockholders at this time based on the facts that currently exist. The Special Committee took account of and investigated a number of factors, including, among others: Ms. Wilson-Thompson's knowledge of the Company's compensation practices and philosophy; stockholder sentiment; potential alternatives to ratification; and Mr. Musk's views on the 2018 CEO Performance Award. The Committee's decision on Ratification was grounded in several factors described below, which formed the basis for its recommendations to the Board.

Stockholders Want to Speak for Themselves.   The Special Committee noted that Tesla stockholders' views about their Company are important. Their views on Mr. Musk's compensation, motivation, and retention are especially important because — as the Company's public disclosures have said for years — the Company is "highly dependent on the services of Elon Musk." As a result, the Company's relationship with Mr. Musk is a key focus of the Board's stockholder engagement program.

Since the *Tornetta* Opinion — a case brought by a plaintiff who then held nine shares of the Company's common stock — many stockholders have strongly expressed support for Mr. Musk's compensation. The Special Committee noted that dozens of institutional stockholders have, unprompted, told the Company's Investor Relations team that they disagree with *Tornetta*'s invalidation of the 2018 CEO Performance Award. Seven institutional stockholders — including four of the top 10 — felt strongly enough to seek a meeting with the Board Chair and raise the issue. One of those top 10 investors, T. Rowe Price, sent a follow up letter to the Board Chair reiterating its support for a new stockholder vote, excerpts of which are included in the Special Committee Report.

The Special Committee noted that this issue has also galvanized many retail stockholders. More than 6,000 individuals claiming to be stockholders owning more than 23 million total shares — equivalent to the 11th largest institutional stockholder — sent unsolicited letters and emails to the Board or to the *Tornetta* court supporting the reinstatement of Mr. Musk's equity compensation.

The Special Committee found this stockholder feedback powerful and persuasive. In its judgment, this alone justifies holding a ratification vote so that stockholders can determine whether Musk's compensation plan is fair and in their best interests.

A Ratification Vote Should Cure Tornetta's Disclosure Criticisms.   The Special Committee noted that the *Tornetta* decision criticizes many aspects of the negotiation process for, the substance of, and the disclosures about the 2018 CEO Performance Award. The Special Committee believes that a new stockholder vote allows the disclosure deficiencies found by the *Tornetta* court to be corrected, among other things. Stockholders will have the opportunity to vote on Mr. Musk's 2018

CEO Performance Award with full knowledge of everything the *Tornetta* decision criticized. They will also know what Mr. Musk achieved.

The Special Committee is aware that the Company and the defendants in *Tornetta* vigorously dispute the ruling and the defendants plan to appeal it. Regardless of the decision's merits, holding a new vote, with the *Tornetta* Opinion fully disclosed and attached as Annex I to this Proxy Statement, has independent value in the Special Committee's eyes because it will remove the cloud over the 2018 vote. Our stockholders can decide for themselves if they think Mr. Musk's compensation is fair, in light of what he achieved and its impact on stockholders.

Ratification Could Avoid Further Uncertainty Regarding Mr. Musk's Compensation And Motivation. The 2018 CEO Performance Award was first approved by our stockholders in March 2018. The *Tornetta* litigation has been pending for nearly six years, and proceedings remain ongoing in the trial court. The Special Committee noted that an appeal would take many months at the least. Ratification by our stockholders at the 2024 Annual Meeting could avoid a prolonged period of uncertainty regarding the Company's most important employee.

Although the Special Committee made its decision beforehand, it wanted to hear directly from Mr. Musk on this issue. It asked him whether, and why, the 2018 CEO Performance Award was important to him. Mr. Musk told the Special Committee that, like most people, he wants to be treated fairly and with respect. He said he feels that he worked extraordinarily hard, and made many sacrifices, to meet the terms of the deal that had been agreed on. He made clear that his ownership interest in Tesla is also very meaningful to him. And he confirmed that the 2018 CEO Performance Award had been motivating, and that ratification of it would motivate him to continue devoting his time and energy to Tesla. Furthermore, the Company notes that the specific provision of the 2018 CEO Performance Award requiring Mr. Musk to hold any shares of common stock obtained from exercising (not vesting) options for a period of five years after the exercise date further motivates Mr. Musk to continue devoting his time and energy to Tesla.

Seeking Ratification Now Potentially Avoids A Criticism of the Redomestication Vote. The Special Committee determined that holding a ratification vote on Mr. Musk's compensation now may take away one potential criticism of the stockholder vote on the Texas Redomestication under Proposal Three in this Proxy Statement. The Special Committee was cognizant of the possibility that its redomestication decision could be wrongly perceived as being made in direct response to the *Tornetta* Opinion and with the intent to award Mr. Musk compensation in a different jurisdiction that he could not get in Delaware. The Special Committee concluded that holding a ratification vote now should preclude such criticism.

Seeking Ratification Now Potentially Avoids Other Costs. The Special Committee also noted that if the 2018 CEO Performance Award is not ratified, then Tesla may need to negotiate a replacement compensation plan with Mr. Musk in order to motivate him to devote his time and energy to Tesla. Negotiating a new plan would likely take substantial time in light of the criticisms in *Tornetta* of the process that led to the 2018 CEO Performance Award. And any new plan would, of course, require Mr. Musk to agree to the terms and amount. Although the Special Committee expressly and consciously did not negotiate (or renegotiate) with Mr. Musk about his compensation, it expects from its interview with him that, for Mr. Musk to agree to it, any new plan would need to be of a similar magnitude to the 2018 CEO Performance Award.

The Special Committee also concluded that there is a risk that a new compensation plan would thus have a substantially similar dilution effect as the 2018 CEO Performance Award (assuming it is equity-based rather than cash). It would likely result in a very large, incremental accounting charge for compensation expense. For illustrative purposes, the Company's accounting team informed the Special Committee that a new grant of 300 million fully vested options—functionally equivalent to what Mr. Musk had before the *Tornetta* Opinion—would potentially result in an accounting charge in excess of $25 billion, depending on certain timing and valuation factors. According to their analysis, any replacement compensation plan would likely have to be less than 10% of the size of the 2018 CEO Performance Award to avoid a new accounting charge for compensation expense that is greater than the reversal of the 2018 charge. The Special Committee also considered the possibility that

ratification of Mr. Musk's 2018 CEO Performance Award could undermine the basis for the *Tornetta* plaintiff's request for an award of attorneys' fees of approximately $5 billion in Tesla stock.

Certain Additional Considerations and Risks Associated with the Ratification

Stockholders should also consider the following considerations and risks associated with the Ratification:

- This Ratification may be challenged in these novel circumstances by stockholders, both before and after the vote. It is possible that the seeking of Ratification may result in further legal expenses, delay and resource consumption beyond costs associated with solely pursuing the appeal in the *Tornetta* case. The Special Committee noted in its report that even a favorable Ratification vote by stockholders may not fully resolve this matter. The Special Committee and its advisors noted that they could not predict with certainty how a vote to ratify the 2018 CEO Performance Award would be treated under Delaware law under these novel circumstances.

- Further, stockholders may challenge our ability under Delaware law to submit the Ratification to a vote of our stockholders and may seek an injunction to prevent the Ratification from being voted upon by our stockholders at our 2024 Annual Meeting. As a result, there is a risk that stockholders seeking to express disagreement with this decision could derail the desires of a majority of the stockholders.

- Stockholders may challenge the legal effect of the Ratification, even after the stockholder vote, which means there could be subsequent challenges to and further delays of our ability to provide appropriate compensation to Mr. Musk for the 2018 to 2023 period, or that the Ratification could get subsequently overturned. Litigation relating to the Ratification, regardless of merit, may cause us to incur significant expenses. Further, if a court determines that such litigation has merit, we may be required to pay substantial monetary damages.

- The Delaware Court, or another court, may find that the Ratification is not fair to stockholders, even if stockholders approve the Ratification Proposal, and it may find that the process employed by the Special Committee was not adequate or fair, or that the Ratification is otherwise legally defective.

- The Delaware Court, or another court, may find that Ms. Wilson-Thompson was not independent with respect to the Ratification and this proposal notwithstanding the Special Committee's determination.

- As disclosed in the Special Committee Report, the Special Committee did not seek to negotiate a new compensation package with Mr. Musk and there is no such new compensation package planned by the Company. There can be no guarantee that negotiation of such a replacement package would not have resulted in cost savings to the Company greater than the anticipated cost savings noted by the Special Committee in its report and summarized above.

- Notwithstanding the position of the Special Committee and the Board that Ratification could undermine the *Tornetta* plaintiff's request for an award of legal fees of approximately $5 billion in Tesla stock, there can be no guarantee that Ratification will have this effect or alter a court's finding of the plaintiff's entitlement to such a fee. As of the date of this Proxy Statement, the request is under consideration by a court, and there can be no guarantee that the defendants in *Tornetta* would be successful in making such a claim. The plaintiff's theory is that his lawsuit "benefited" Tesla by causing the cancellation of options issued to Mr. Musk under the 2018 CEO Performance Award. If the 2018 CEO Performance Award is ratified, those options will be restored to Mr. Musk. As a result, Mr. Tornetta may not be considered to have rendered the "benefit" to Tesla through his lawsuit that is claimed by his attorneys. Although the Delaware Court may order some other remedy or attorneys' fees as a result of the lawsuit (assuming that *Tornetta* is not overturned on appeal), defendants in the *Tornetta* case would be able to argue that any award of attorneys' fees—if there is any—should be significantly smaller than what Mr. Tornetta's attorneys are currently seeking.

In addition, stockholders should take into account the following considerations and risks associated with not ratifying the 2018 CEO Compensation Plan, including:

- Mr. Musk has not received compensation in nearly six years. Mr. Musk has no active compensation plans or arrangements, or negotiations, with the Company, other than the 2018 CEO Performance Award. There is a risk that failure to ratify would further delay any compensation for the CEO, which could affect his incentive to continue devoting time and energy to Tesla, which is essential to the Company.

- As noted by the Special Committee, if the Company needed to replace Mr. Musk's compensation with similar compensation in lieu of Ratification, such amounts would likely result in significant accounting charges, for the Company. The Company has determined if Tesla were to issue new stock option awards to purchase approximately 303.96 million shares of common stock, assuming no further vesting conditions or sale restrictions with the exercise price as the closing stock price of April 1, 2024, which was $175.22, the accounting implication would be an incremental compensation expense in excess of $25 billion, which is calculated using a Black-Scholes valuation model (assuming an expected term of five years), even when taking into account the reversal of original grant date fair value of the 2018 CEO Performance Award of approximately $2.3 billion.

- While there can be no guarantee that the stockholder vote—either for or against the Ratification—will have any effect on the outcome of the *Tornetta* plaintiff's request for an award of legal fees, if the Ratification vote is unsuccessful, the defendants in the *Tornetta* case will not be able to argue that the Ratification should have an effect on the requested legal fees.

Federal Income Tax Consequences

The following discussion is a brief summary of the principal United States federal income tax consequences of the 2018 CEO Performance Award under the Tax Code as in effect on the date of this proxy statement. The following summary assumes that Mr. Musk remains a U.S. taxpayer. The Tax Code and its regulations are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local or non-U.S. income and other tax consequences. The specific tax consequences to Mr. Musk will depend upon his future individual circumstances.

Tax Effect for Mr. Musk.   Mr. Musk did not have taxable income from the grant of the 2018 CEO Performance Award nor will he have taxable income from the Ratification, if such approval occurs. If and when Mr. Musk exercises any portion of the 2018 CEO Performance Award, he will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the Tesla shares purchased over the exercise price of the option. Any taxable income recognized in connection with the exercise of the 2018 CEO Performance Award by Mr. Musk will be subject to tax withholding by us. Any additional gain or loss recognized upon any later disposition of the shares will be capital gain or loss.

Tax Effect for Tesla.   We will not be entitled to a material tax deduction in connection with the 2018 CEO Performance Award. In most cases, companies are entitled to a tax deduction in an amount equal to the ordinary income realized by a participant when the participant exercises a nonstatutory stock option and recognizes such income. However, Section 162(m) of the Tax Code limits the deductibility of compensation paid to our Chief Executive Officer and other "covered employees" as defined in Section 162(m) of the Tax Code. No tax deduction is allowed for compensation paid to any covered employee to the extent that the total compensation for that executive exceeds $1,000,000 in any taxable year. Under Section 162(m) of the Tax Code, we expect that Mr. Musk always will be a covered employee for purposes of Section 162(m) of the Tax Code. Therefore, in any given year in which Mr. Musk exercises all or part of the 2018 CEO Performance Award, we will be able to take a tax deduction of only $1,000,000 or less, regardless of the amount of compensation recognized by Mr. Musk from the exercise of the 2018 CEO Performance Award.

Interests of Certain Persons

Mr. Musk, our director and Chief Executive Officer, has a direct interest in the Ratification of the 2018 CEO Performance Award since he is the recipient. Mr. Musk has no active compensation plans or arrangements, or negotiations, with the Company, other than the 2018 CEO Performance Award. Kimbal Musk is a director of the Company and is Mr. Musk's brother. Kimbal Musk has an indirect interest in the Ratification of the 2018 CEO Performance Award by virtue of this relationship. As a result of these interests, the Special Committee recommended and the Board determined it would be best for Mr. Musk and Kimbal Musk to recuse themselves from consideration of the Ratification. As discussed in the Special Committee Report, the Special Committee did not interview Mr. Musk or Kimbal Musk until after it had reached a decision on both redomestication and ratification. However, both were interviewed in their capacities as CEO and director and director, respectively. No aspect of either of those interviews caused the Special Committee to rethink its decisions.

As noted in the *Tornetta* decision and in various media outlets, several members of the Board have social or business connections with Mr. Musk or other Tesla directors. The Board was cognizant of the *Tornetta* decision in particular and determined that the directors addressed in the *Tornetta* decision would not be selected for the Special Committee. Further, as the mandate of the Special Committee expanded to cover Ratification, Mr. Gebbia resigned from the Special Committee due to the potential for perceived conflicts of interest, including from his relationship with Mr. Musk. This is more fully described in the Special Committee Report.

The Special Committee, in conjunction with its advisors, determined that Ms. Wilson-Thompson was independent and has had no compromising personal or financial ties to Mr. Musk or any other Tesla director from her first appointment to the Board in December 2018 to today. For additional information, see the Special Committee Report.

Conclusion

After careful review of all of the factors, taken together, the Special Committee and the Board believe that the Ratification is in the best interests of the Company and all of its stockholders, and the Board recommends that stockholders vote FOR the Ratification.

Effect of Not Obtaining the Required Vote for Approval

If the proposal to approve the Ratification fails to obtain the requisite vote for approval, the Ratification will not be approved.

Required Vote

We ask our stockholders to approve the Ratification. The proposal to approve the Ratification requires the following votes of Tesla's Stockholders:

(1) the affirmative vote of the holders of a majority of the total votes of shares of Tesla common stock cast in person or by proxy at the 2024 Annual Meeting on the proposal, pursuant to the rules of The Nasdaq Stock Market LLC (the "NASDAQ Standard"),

and

(2) the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the 2024 Annual Meeting and entitled to vote on the proposal, pursuant to Tesla's amended and restated bylaws (the "Bylaws Standard"),

and

(3) The affirmative vote of the holders of a majority of the total votes of shares of Tesla common stock not owned, directly or indirectly, by Mr. Musk or Kimbal Musk, cast in person or by proxy at the 2024 Annual Meeting on the proposal, pursuant to the resolutions of the Board approving the Ratification (the "Ratification Disinterested Standard").

With respect to the approval of the Ratification, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions will be counted toward the tabulations of voting power present and entitled to vote on the Ratification. If you vote to abstain, it will have the same effect as a vote against the Ratification under the Bylaws Standard, but will have no effect on the Ratification under the NASDAQ Standard or the Ratification Disinterested Standard.

A broker non-vote occurs when a broker, bank or other intermediary that is otherwise counted as present or represented by proxy does not receive voting instructions from the beneficial owner and does not have the discretion to vote the shares. A broker non-vote will be counted for purposes of calculating whether a quorum is present at the 2024 Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote or the votes cast with respect to a particular proposal as to which that broker non-vote occurs. Thus, a broker non-vote will impact our ability to obtain a quorum for the 2024 Annual Meeting, but will not otherwise affect the outcome of the Ratification since the proposal requires the approval of (i) a majority of the total votes of shares of Tesla common stock cast in person or by proxy on the proposal, (ii) a majority of the voting power present in person or represented by proxy and entitled to vote on the proposal, and (iii) a majority of the total votes of shares of Tesla common stock not owned, directly or indirectly, by Mr. Musk or Kimbal Musk cast in person or by proxy on the proposal. Brokers do not have discretion to vote on the proposal to approve the Ratification and broker non-votes will have no effect on the voting on the proposal.

 The Board (with Mr. Musk and Kimbal Musk recusing themselves) recommends that stockholders vote **FOR** the ratification of the 100% performance-based stock option award to Mr. Musk that was proposed to and approved by our stockholders in 2018.

Proposal Five

Tesla Proposal for Ratification of Appointment of Independent Registered Public Accounting Firm

General

The Audit Committee has selected PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm to audit the consolidated financial statements of Tesla for the fiscal year ending December 31, 2024, which will include an audit of the effectiveness of Tesla's internal control over financial reporting. PricewaterhouseCoopers LLP has audited Tesla's financial statements since 2005. A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of our independent registered public accounting firm is a matter of good corporate practice. In the event that this selection is not ratified by the affirmative vote of a majority of voting power of the shares in person or by proxy at the meeting and entitled to vote on the subject matter, the appointment of the independent registered public accounting firm will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Tesla and our stockholders.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to Tesla by PricewaterhouseCoopers LLP for the years ended December 31, 2022 and 2023. The dollar amounts in the table and accompanying footnotes are in thousands.

	2022	2023
Audit Fees[1]	$16,192	$17,365
Audit-Related Fees[2]	44	42
Tax Fees[3]	4,442	2,579
All Other Fees[4]	134	269
Total	$20,812	$20,255

(1) Audit Fees consist of fees for professional services rendered for the audit of Tesla's consolidated financial statements included in Tesla's Annual Report on Form 10-K and for the review of the financial statements included in Tesla's Quarterly Reports on Form 10-Q, as well as services that generally only Tesla's independent registered public accounting firm can reasonably provide, including statutory audits and services rendered in connection with SEC filings.

(2) Audit-Related Fees in 2022 and 2023 consisted of fees for professional services for certain agreed upon procedures in conjunction with certain financing transactions and other attestation services.

(3) Tax Fees in 2022 and 2023 consisted of fees related to consultation, tax planning and compliance services.

(4) Other Fees in 2022 and 2023 consisted of permitted services other than those that meet the criteria above and include fees for accounting research software, the assessment of non-financial metrics and documentation and pre-implementation review of non-financial systems.

Pre-Approval of Audit and Non-Audit Services

Tesla's Audit Committee has adopted a policy for pre-approving audit and non-audit services and associated fees of Tesla's independent registered public accounting firm. Under this policy, the Audit Committee must pre-approve all services and associated fees provided to Tesla by its independent registered public accounting firm, with certain de minimis exceptions described in the policy.

All PricewaterhouseCoopers LLP services and fees in fiscal 2022 and 2023 were pre-approved by the Audit Committee.

 The Board recommends a vote **FOR** the Tesla proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2024.

Proposal Six

Stockholder Proposal Regarding Reduction of Director Terms to One Year

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by James McRitchie. James McRitchie has informed us that he is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2024 Annual Meeting. James McRitchie's address is 9295 Yorkship Court, Elk Grove, CA 95758. The stockholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***



Proposal Six: Elect Each Director Annually

RESOLVED, James McRitchie, of CorpGov.net, and other Tesla Inc ("Company") shareholders ask that our Company take all the steps necessary to reorganize the Board of Directors into one class, with each director subject to election each year for a one-year term.

SUPPORTING STATEMENT: Arthur Levitt, former Chairman of the Securities and Exchange Commission, said, "In my view, it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

Since directors in a declassified board are elected and evaluated each year, declassification promotes responsiveness to shareholder demands and pressures directors to perform to retain their seats. Declassified boards are more likely to be diverse in nature and increase accountability and responsiveness to shareholders.

More than 90% of S&P 500 companies elect each director annually. Annual elections are widely viewed as a corporate governance best practice to make directors more accountable, thereby contributing to improved performance and increased company value.

Shareholder resolutions by James McRitchie on this topic won 11 of 11 votes at companies since 2018, according to data compiled by Diligent, with an average vote of more than 77%. Proxy advisory firms ISS and Glass Lewis both supported all such proposals. According to one of our largest shareholders, BlackRock: "Directors should be re-elected annually; classification of the board generally limits shareholders' rights to regularly evaluate a board's performance and select directors." Vanguard generally votes for proposals to declassify an existing board and votes against management or shareholder proposals to create a classified board.

According to Equilar, "A classified board creates concern among shareholders because poorly performing directors may benefit from an electoral reprieve. Moreover, a fraternal atmosphere may form from a staggered board that favors the interests of management above those of shareholders. Since directors in a declassified board are elected and evaluated each year, declassification promotes responsiveness to shareholder demands and pressures directors to perform to retain their seat."

This proposal should also be evaluated in the context of our Company's overall corporate governance as of the date of this submission: Shareholders cannot call special meetings, act by written consent, or modify various bylaws without at least 66 and 2/3% of the voting power of outstanding stock.

Our Company's technology is second to none. Our Company's corporate governance should meet the same high standards.


Increase Long-Term Shareholder Value
Vote FOR Elect Each Director Annually — Proposal 6

***


Opposing Statement of the Board

The Board has considered this proposal and has determined that it would not serve the best interests of Tesla or our stockholders. Tesla's mission is to accelerate the world's transition to sustainable energy. This mission continues to require a long-term focus that we believe will ultimately maximize value to our stockholders, and we face the risk of distractions posed by special interests that seek only short-term returns.

At the same time, the Board continuously evaluates our corporate governance structure, practices and policies, and also weighs feedback from our stockholders as well as the stockholder proposals we have historically received for our annual meetings of stockholders. The stockholder proponent's main justification in proposing Board declassification is to increase director accountability and responsiveness to stockholders. This fails to account for a history of stockholder engagement and responsiveness to stockholder proposals by our Board, which includes: amending the bylaws of the Company to enable proxy access, and recommending management proposals in past years to reduce director terms and eliminate applicable supermajority voting requirements. Our Board maintains an active, year-round dialogue with our stockholders and is committed to supporting our efforts to enhance engagement. As such, we do not believe declassifying the Board would serve to enhance the robust process we are already currently undertaking.

As the stockholder proponent acknowledges, our current Certificate of Incorporation and Bylaws require the affirmative vote of at least $66^{2}/_{3}$% of the total outstanding shares entitled to vote in order to approve an amendment to reduce the terms of our directors. Without achieving the required stockholder participation rate, the Board would not have the authority to implement declassification even if it wished to do so. As disclosed in our 2023 Proxy Statement, the Board has determined that, once we have achieved a total stockholder participation rate of at least 65% at a stockholder meeting, the Board will again propose Certification of Incorporation and Bylaw amendments to eliminate supermajority voting requirements. To the extent such proposal to eliminate supermajority voting requirements achieves the required threshold to pass, it will unlock a gateway for our Board and stockholders to adopt further stockholder-driven governance actions, including, without limitation, the declassification of the Board.

As a result, because our Board has already shown through its actions its responsiveness to stockholders and commitment to a governance framework that we believe will ultimately maximize value to our stockholders, our Board recommends against this proposal.

 The Board recommends a vote **AGAINST** the stockholder proposal regarding reduction of director terms to one year.

Proposal Seven

Stockholder Proposal Regarding Simple Majority Voting Provisions in Our Governing Documents

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by John Chevedden. John Chevedden has informed us that he is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2024 Annual Meeting. John Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. The stockholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***

Proposal Seven: Simple Majority Vote



Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements like those at Marathon Petroleum are used to block corporate governance improvements supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support each at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).

This proposal topic was approved by more than a majority of Tesla shareholders at the 2020 Tesla annual meeting. Thus it should have been adopted in 2020. The responsibility for this proposal topic not being adopted now falls on Mr. Ira Ehrenpreis who chairs the Tesla Corporate Governance Committee. Shareholders can vote against Mr. Ehrenpreis as a sign that they are impatient in regard to the long overdue adoption of this proposal topic.


Please vote yes:
Simple Majority Vote — Proposal 7


***

Opposing Statement of the Board

The Board recommends a vote against this proposal.

Proposals relating to adoption of amendments to our certificate of incorporation and bylaws to eliminate applicable supermajority voting requirements have previously been put forth for vote at

prior Tesla annual meetings of stockholders, most recently in 2022. However, such proposals have failed to pass each time. Because the affirmative vote of at least $66\tfrac{2}{3}$% of the total outstanding shares entitled to vote is required to approve such amendments, such proposals cannot pass unless we achieve such a stockholder participation rate. Accordingly, as disclosed in the proxy materials distributed in connection with the Company's 2023 annual meeting of stockholders (the "2023 Proxy Statement"), the Board determined that once we have achieved a total stockholder participation rate of at least 65% at a stockholder meeting, the Board will again propose certificate of incorporation and bylaw amendments to eliminate supermajority voting requirements.

The stockholder proponent stated that, because "this proposal topic was approved by more than a majority of Tesla stockholders at the 2020 annual meeting … it should have been adopted in 2020." This statement is inaccurate and demonstrates a substantial lack of understanding not only of governance and Tesla's governing documents, but also of our prior actions and disclosures. In fact, following the simple majority approval of the similar 2020 proposal, Tesla put forth a proposal for adoption of amendments to our certificate of incorporation and bylaws to eliminate applicable supermajority voting requirements in our 2021 proxy statement. Therefore, the actions of the Nominating and Corporate Governance Committee and its Chair, Ira Ehrenpreis, and the Board, were appropriately responsive to the majority-supported 2020 proposal, and stockholder were asked to vote on the matter. However, the 2021 management proposal to amend the certificate of incorporation failed to achieve the requisite affirmative vote of at least $66\tfrac{2}{3}$% of the total outstanding shares entitled to vote (our stockholder) and thus could not be validly adopted. Accordingly, the current proposal is factually incorrect and misleading in its characterization of our Board's governance and prior actions. As previously disclosed in our 2023 Proxy Statement, once we have achieved the threshold participation rate at a stockholder meeting, the Board will again propose certificate of incorporation and bylaw amendments to eliminate supermajority voting requirements.

 The Board recommends a vote **AGAINST** the stockholder proposal for simple majority voting provisions in our governing documents.

Proposal Eight

Stockholder Proposal Regarding Annual Reporting on Anti-Harassment and Discrimination Efforts

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by the Comptroller of the State of New York, which is the Trustee of the New York State Common Retirement Fund (the "Fund") and the Administrative Head of the New York State and Local Retirement System. The Comptroller of the State of New York has informed us that the Fund is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2024 Annual Meeting through its designee. The Fund's address is 110 State Street, 14th Floor, Albany, NY 12236. The stockholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***

Resolved, Shareholders request the Board of Directors oversee the preparation of an annual public report describing and quantifying the effectiveness and outcomes of Tesla, Inc.'s (Tesla) efforts to prevent harassment and discrimination against its protected classes of employees. In its discretion, the Board may wish to consider including disclosures such as:

- the total number and aggregate dollar amount of disputes settled by the company related to abuse, harassment or discrimination in the previous three years;

- the total number of pending harassment or discrimination complaints the company is seeking to resolve through internal processes, arbitration, or litigation;

- the retention rates of employees who raise harassment or discrimination concerns, relative to total workforce retention;

- the aggregate dollar amount associated with the enforcement of arbitration clauses;

- the number of enforceable contracts for current or past employees which include concealment clauses, such as non-disclosure agreements or arbitration requirements, that restrict discussions of harassment or discrimination; and

- the aggregate dollar amount associated with agreements containing concealment clauses.

This report should not include the names of accusers or details of their settlements without their consent and should be prepared at a reasonable cost and omit any information that is proprietary, privileged, or violative of contractual obligations.

Supporting Statement

Tesla states "Tesla has a zero-tolerance policy for harassment of any kind, and we have always disciplined and terminated employees who engage in misconduct, including those who use racial slurs or harass others in different ways." [1]

Yet, there have been numerous serious allegations of racial or sexual harassment and discrimination at Tesla. As of November 21, 2023, these include, but are not limited to:

- The U.S. Equal Employment Opportunity Commission filed a lawsuit claiming that, Black employees at Tesla's Fremont, California, manufacturing facilities "have routinely endured racial abuse, pervasive stereotyping, and hostility." [2]

- 240 Black factory workers have filed testimonies in California's Alameda County Superior Court seeking class action status for alleged racial discrimination. [3]

---

[1]   https://www.sec.gov/Archives/edgar/data/1318605/000156459022024064/tsla-def14a_20220804.htm
[2]   https://www.eeoc.gov/newsroom/eeoc-sues-tesla-racial-harassment-and-retaliation
[3]   https://apnews.com/article/tesla-racism-black-lawsuit-class-action-21c88bddf60eca702560be58429495de

- The California Department of Fair Employment and Housing sued Tesla after receiving hundreds of complaints; DFEH alleges that employees were subjected to racial slurs; "segregated" and discriminated against in job assignments, pay, and promotion; and faced retaliation when they reported their experiences.[4]

There have been several high-profile derivative suits settled including at Twentieth Century Fox, Wynn Resorts, and Alphabet, alleging boards breached their duties by failing to protect employees from discrimination and harassment, injuring the companies and their shareholders.

Civil rights violations within the workplace can result in substantial costs to companies, including fines and penalties, legal costs, costs related to absenteeism, reduced productivity, challenges recruiting, and distraction of leadership. A company's failure to properly manage its workforce can have significant ramifications, jeopardizing relationships with customers and other partners.

A public report such as the one requested would assist shareholders in assessing whether the Company is improving its workforce management.

***

Opposing Statement of the Board

The Board has considered this proposal and determined that it would not serve the best interests of Tesla or our stockholders, as the Company is already addressing the issues targeted by the proposal, and the reporting requested by the stockholder proponent would lead to confusion rather than drive stockholder value. Tesla's goal is to create an environment where people enjoy coming to work every day. We believe that it is essential to provide all employees, world-wide, with a respectful and safe working environment where all employees can achieve their potential.

As a result we do not tolerate discrimination, harassment, retaliation or any mistreatment of employees in the workplace or work-related situations. Our policies and practices are codified in our Code of Business Ethics as well as our Employee Guidebook. In addition, our Compensation Committee reviews and oversees human capital management practices relating to our employees.

Our commitment to a safe workplace begins with training and prevention. We require every employee to review and acknowledge our Code of Business Ethics and Policy Against Discrimination & Harassment in the Workplace, and they are required to participate in an in-depth and interactive anti-harassment and anti-discrimination training. Anti-harassment training is conducted on day one of new hire orientation for all employees and reoccurring for leaders and other employees. Collectively, this ensures that all employees understand how to create and promote a respectful workplace, assess potential situations sooner and escalate appropriately. In addition, we run various leadership development programs throughout the year aimed at enhancing leaders' skills, and in particular, helping them to understand how to appropriately respond to and address employee concerns.

While our goal is always prevention, reported complaints of discrimination and harassment are promptly investigated and, if substantiated, subject to appropriate remedial measures up to and including termination. We have a dedicated team of Employee Relations partners who conduct impartial investigations into employee concerns and support overall positive workforce engagement. We encourage employees to raise concerns internally or externally. An employee can raise concerns or complaints to any member of management, Human Resources or Employee Relations. If they prefer to report another way, our Integrity Line is available to every employee globally, 24 hours a day, seven days a week. The Integrity Line allows employees to report concerns anonymously and without fear of retaliation. Human Resources, together with Employee Relations, will ensure that employee concerns are investigated promptly and impartially in a manner appropriate to the circumstances.

We believe that the information requested by the stockholder proponent would not assist our stockholders in assessing whether we are improving our workforce management, but rather drive confusion and misunderstanding. We remain committed to creating and maintaining a respectful and inclusive workplace, and the steps we have taken to prevent and address harassment and

---

[4] https://qz.com/2126548/why-is-california-suing-tesla/

discrimination throughout our workforce, and will continue to challenge and defend ourselves against any allegations to the contrary. We believe that our active Board oversight, existing policies and dedicated team effectively address the issues targeted by this proposal.

 The Board recommends a vote **AGAINST** the stockholder proposal regarding annual reporting on anti-harassment and discrimination efforts.

Proposal Nine

Stockholder Proposal Regarding Adoption of a Freedom of Association and Collective Bargaining Policy

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by SOC Investment Group. SOC Investment Group has informed us that it is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2024 Annual Meeting. SOC Investment Group's address is 1900 L Street NW, Suite 900, Washington, D.C. 20036. The stockholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***

RESOLVED, the Board of Directors of Tesla, Inc. shall adopt and disclose a Non-interference Policy ("Policy") upholding the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization's Declaration on Fundamental Principles and Rights at Work ("Fundamental Principles"). The Policy should contain a commitment to:

- Non-interference when employees seek to form or join a trade union, and a prohibition against acting to undermine this right or pressure employees not to form or join a trade union;

- Good faith and timely collective bargaining if employees form or join a trade union;

- Uphold the highest standard where national or local law differs from international human rights standards; and

- Define processes to identify, prevent, account for, and remedy practices that violate or are inconsistent with the Policy.

SUPPORTING STATEMENT: Freedom of association and collective bargaining are fundamental human rights protected by international standards including the Fundamental Principles, United Nation's Guiding Principles on Business and Human Rights, and the United Nation's Universal Declaration of Human Rights.

According to the International Labour Organization, "Freedom of association refers to the right of workers ... to create and join organizations of their choice freely and without fear of reprisal or interference." [1]

In some localities, the guidance outlined in these principles may be more stringent than national law. The United Nations High Commissioner for Human Rights asserts "...where national laws and regulations offer a level of human rights protection that falls short of internationally recognized human rights standards, enterprises should operate to the higher standard." [2]

Tesla's policies lack clarity on this point. Tesla's Business Code of Ethics states that "Tesla is committed to upholding and respecting all internationally recognized human rights," but Tesla's Global Human Rights Policy undermines this commitment by stating that Tesla respects labor rights "In conformance with local law," notably leaving out the commitment to any more stringent international standards. Adopting the Policy will clarify to workers and other stakeholders that Tesla will adhere to the higher standard and avoid any real or perceived conclusion otherwise.

Tesla has been accused of interfering with workers' rights in recent proceedings before the National Labor Relations Board ("Labor Board"). As of December 2023, the Labor Board has ruled against

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[1] https://www.ilo.org/actrav/events/WCMS315488/lang-en/lndex.htm
[2] https://studylib.net/doc/8645493/the-corporate-responslbilitv-to-respect-human-rights

Tesla in several cases; others are pending. [3] In 2021, the Labor Board upheld a ruling that Tesla illegally fired a worker in retaliation for union organizing, and illegally threatened workers regarding unionization. [4] In Sweden, Tesla faces an expanding number of solidarity strikes after refusing to sign a collective agreement with mechanics represented by IF Metall.

Such reports represent material reputational and operational risks to Tesla's shareholders. Workers' ability to exercise their labor rights can also have positive outcomes for companies and investors. Unionization has been shown to support an equitable and inclusive workplace, decrease turnover, improve health and safety, boost innovation, and strengthen responsible business conduct.[5]

<p style="text-align:center">***</p>

Opposing Statement of the Board

The Board has considered this proposal and determined that it would not serve the best interests of Tesla or our stockholders, as the Company is already committed to protecting its employees' rights.

The ethical treatment of all people and regard for human rights is core to our mission of promoting a sustainable future. We endorse and base our definition of human rights on the United Nation's Universal Declaration for Human Rights (UDHR). The UDHR focuses on dignity, respect and equality, without discrimination, and recognizes the right to freedom of association and collective bargaining. Our commitment to human rights is so deeply ingrained in our values that we also require all of our suppliers to follow our Supplier Code of Conduct, which mandates our suppliers to respect the right of all workers to form and join trade unions of their own choosing, to bargain collectively, to engage in peaceful assembly, as well as respect the right of workers to refrain from such activities. Our suppliers must allow workers and/or their representatives to be able to openly communicate and share ideas and concerns with management regarding working conditions and management practices without fear of discrimination, reprisal, intimidation or harassment.

We have more than 140,000 employees worldwide, and we comply with all applicable local laws related to freedom of association and collective bargaining, and respect internationally recognized human rights in all the areas we operate. Our Global Human Rights Policy specifically sets forth that "Tesla respects the right of workers to form and join trade unions of their own choosing . . . to bargain collectively, and to engage in peaceful assembly as well as respect the right of workers to refrain from such activities." In Germany, we have established a works council which advocates for employees and acts similarly to a union. In the US, we share information with employees on their rights under the National Labor Relations Act and we provide every manager training on employee rights, including the freedom of association.

Along with our policies and the actions we have taken to protect our employees' rights, we also provide our employees multiple methods to report any concerns or grievances. Tesla has been built upon a culture of open communication, and employees have the right to freely discuss their wages, benefits and terms and conditions of employment. They also have the ability to raise complaints internally or externally. We encourage employees to bring any concerns or grievances they may have to any member of management or their HR partner. We also operate an Integrity Line, which is available 24 hours a day, seven days a week, for employees to anonymously report concerns without fear of retaliation. In addition, our global Take Charge program enables employees to report issues and suggestions on safety, security and work practices, with the option to report anonymously. All issues and suggestions are responded to and tracked to closure. HR and management routinely conduct roundtables with employees, to understand employee painpoints

---

[3] https://www.theguardian.com/technology/2023/apr/01/elon-musk-broke-law-with-threat-to-tesla-workers-stock-options-court-rules; https://www.reuters.com/buslness/autos-transportation/tesla-broke-us-labor-law-by-silencing-workers-official-rules-2023-04-26/

[4] https://www.nytimes.com/2021/03/25/business/musk-labor-board.html

[5] https://www.ipa-involve.com/Handlers/Download.ashx?IDMF=e0209cd6-05d5-414a-ac22-c1d61af403f7
https://www.ilo.org/wcmsp5/groups/public/—dgreports/—dcomm/—publ/documents/publication/wcms_842807.pdf
https://www.theglobaldeal.com/resources/The%20Business%20Case%20for%20Social%20Dialogue_FINAL.pdf;
https://www.oecd.org/employment/negotiating-our-way-up-1fd2da34-en.htm

and barriers, impacting their ability to complete operational goals. These direct feedback mechanisms allow employees to be involved in shaping their workplace and supports agile decision making from leadership to address their requests or concerns.

A talented and engaged workforce is central to our mission to accelerate the world's transition to sustainable energy. In order to recruit and retain this workforce, Tesla is committed to, among other things, regular and meaningful engagement with our employees, a robust culture of safety and highly competitive compensation programs. We offer wages and benefits that meet or exceed those of other comparable manufacturing jobs in the regions where we operate, and we recently increased our base pay even further for much of our workforce. In addition, unlike other manufacturers, the vast majority of our employees have the opportunity of receiving equity, which can result in significantly higher compensation beyond our already industry-competitive total compensation.

We believe our policy and actions speak for themselves and our commitment to our employees. The stockholder proponent cites to the United Nations as an international standard, and as stated above, we already endorse the UDHR in our practices. Rather than looking at Tesla's commitment and actions, the stockholder proponent only desires Tesla to expend resources to create and maintain a policy framework and additional administrative bureaucracy set to the stockholder proponent's own standards. This will not meaningfully alter Tesla's commitment to human rights, nor create additional benefits to our employees or value for our stockholder.

Therefore, as we believe that we have already included adequate disclosure with respect to employee rights, are actively engaged in protecting these rights, and have devoted substantial resources to creating a healthy culture, we do not believe in implementing this proposal.

 The Board recommends a vote **AGAINST** the stockholder proposal regarding adoption of a freedom of association and collective bargaining policy.

Proposal Ten

Stockholder Proposal Regarding Reporting on Effects and Risks Associated with Electromagnetic Radiation and Wireless Technologies

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by Lendri Purcell. Ms. Purcell has informed us that she is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2024 Annual Meeting. Ms. Purcell's address is 617 Galland Street, Petaluma, CA 94952. The stockholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***

RESOLVED, Shareholders request that Tesla Board issue a report, at reasonable expense and excluding proprietary information, on the health effects and financial and competitive risks associated with electromagnetic radiation and wireless technologies embedded in its vehicles.

SUPPORTING STATEMENT: Proponent suggests the report include independent expert test results of magnetic fields and RF radiation for each Tesla vehicle model inside and outside of the vehicles.

Shareholders request that Tesla measure the magnetic fields and RF radiation inside and outside of its vehicles and issue an annual report on the health effects and financial and competitive risks associated with electromagnetic radiation and wireless technologies embedded in its vehicles.

Whereas**:** Tesla dedicates itself to being the safest electric vehicle (EV) manufacturer. The FCC has not materially updated its wireless radiofrequency (RF) radiation emissions guidelines since 1996 despite the ubiquity of human exposures in everything from our modems, devices and vehicles. Over the past 27 years, growing peer reviewed published scientific evidence [1][2][3] links RF radiation and other non-ionizing electromagnetic field (EMF) exposure to a range of harmful effects at legally allowed levels including cancer[4], memory damage[5], impacts on brain development[6], the endocrine system[7], thyroid function[8], reproduction[9], and DNA/genetic damage.[10][11] Numerous scientists conclude that the WHO's International Agency for Research on Cancer (WHO/IARC) classification of radiofrequency radiation or RF should be at least a probable, if not a proven human carcinogen.[12][13][14][15][16][17] Researchers have also documented harm to flora and fauna.[18][19][20]

[1]   https://www.sciencedirect.com/science/article/abs/pii/S0269749118310157?via%3Dihub
[2]   https://www.frontiersin.org/articles/10.3389/fpubh.2022.986315/full
[3]   https://doi.org/10.1093/med/9780190490911.003.0010
[4]   https://doi.org/10.3390/ijerph17218079
[5]   https://doi.org/10.1289/EHP242
[6]   https://doi.org/10.1038/srep00312
[7]   https://pubmed.ncbi.nlm.nih.gov/26841641/
[8]   https://doi.org/10.7759/cureus.17329
[9]   https://doi.org/10.1016/j.envres.2021.111784
[10]   https://doi.org/10.3892/ijo.2021.5272
[11]   https://doi.org/10.1002/em.22343
[12]   https://pubmed.ncbi.nlm.nih.gov/36935315/
[13]   https://www.sciencedirect.com/science/article/abs/pii/S0013935122019375?via%3Dihub
[14]   https://doi.org/10.1016/j.envres.2018.06.043
[15]   https://www.frontiersin.org/articles/10.3389/fpubh.2022.1042478/full
[16]   https://doi.org/10.3892/ijo.2018.4606
[17]   https://data.europa.eu/doi/10.2861/657478
[18]   https://www.frontiersin.org/articles/10.3389/fpubh.2022.1000840/full
[19]   https://doi.org/10.1515/reveh-2021-0050
[20]   https://doi.org/10.1016/j.envint.2012.10.009

As a consequence, insurers, including the underwriters at Lloyd's of London, have expressly excluded from coverage indemnity for risks arising out of exposure to wireless radiation and the exposure is rated as "high" risk/impact.[21][22] Shareholders have a right to be concerned about what financial risks are associated with wireless technologies.

I am reaching out as a concerned shareholder, parent, consumer, and environmental health advocate to request that you review the liabilities associated with electric and magnetic fields and radiofrequency exposure in your electric vehicles. Although I can afford it, I am personally driving a 2017 Chevy Bolt with very low EMF exposures because I am reluctant to upgrade to a Tesla which has much higher EMF levels. Tesla can make some simple and cost effective measures to reduce EMF exposures to drivers and passengers. An example would be that All vehicle wireless equipment and systems (GPS, navigation system, Wi-Fi, Bluetooth, sensors, etc.) installed by the manufacturer must include dashboard functionality for both reducing wireless transmissions, and turning wireless antennas and other RF emitters completely off. Magnetic fields from the electrical equipment can be shielded from passengers. RF and magnetic field levels could be measured and shared with consumers. Educated consumers are increasingly looking for safer and less toxic vehicles. As you work to reduce Volatile Organic Compound (VOC) off gassing and other environmental health measures, Tesla can compete in offering customers reduced magnetic fields and radiofrequency radiation exposures.

<p style="text-align:center">***</p>

Opposing Statement of the Board

The Board has considered this proposal and determined that the proposal would not serve the best interests of Tesla or our stockholders, as Tesla is already deeply dedicated to the safety of its products, and the reporting requested by the stockholder proponent would divert the Company's resources and not drive stockholder value.

At Tesla, safety is at the core of our product design. While our vehicles are known for their safety from a collision standpoint, earning top ratings from various government entities across four continents, we also strive to make sure that our products are safe during the course of ordinary use, including with respect to the electromagnetic and radio frequency (RF) radiation of our vehicles and the wireless components incorporated into them.

For example, we have a dedicated team ensuring compliance of our wireless components with FCC standards. All our radio components (like Bluetooth, sensors, Wi-Fi and cellular components) are tested by third-parties accredited by the FCC and all components are within the limits set by the FCC. In fact, the Tesla owner's manual lists the FCC and ISED Certifications of the radio components in our vehicles, and reports of the tests conducted by the FCC-accredited third parties and the component certifications are publicly available on the FCC's website.

Our vehicles also comply with regulatory requirements relating to electromagnetic emissions such as the United Nations Economic Commission for Europe Regulation 10. In addition, in designing our vehicles, we exceed regulatory requirements by taking into account the guidelines relating to the protection of humans exposed to radiofrequency electromagnetic fields as set forth by the International Commission on Non-Ionizing Radiation Protection's RF EMF Guidelines 2020; our vehicles are well within such guidelines.

In support of their proposal, the proponent states that "[t]he FCC has not materially updated its wireless radiofrequency (RF) radiation emission guidelines since 1996 despite the ubiquity of human exposure in everything from our modems, devices and vehicles" implying that the FCC has ignored the technological changes of the past 28 years. This statement is misleading. In fact as recently as 2019, the FCC requested guidance from the FDA on standards relating to RF exposure as new

---

[21]   https://ehtrust.org/wp-content/uploads/Swiss-Re-SONAR-Publication-2019-excerpt-1.pdf
[22]   https://www.ambest.com/directories/bestconnect/EmergingRisks.pdf

technologies are introduced, including 5G.[1] The FDA responded, "we have reviewed the result and conclusions of the recently published . . . study . . . in the context of all available scientific information . . . and concluded that no changes to the current standards are warranted at this time."[2] The FDA further added, "the available scientific evidence to date does not support adverse health effects in humans due to exposures at or under the current limits". Further, in its current consumer guides, the FCC states, "[w]hile these assertions [suggestions that wireless device use may be linked to cancer and other illnesses] have gained increased public attention, currently no scientific evidence establishes a causal link between wireless device use and cancer or other illnesses . . . at this time, there is no basis on which to establish a different safety threshold than our current requirements[3]." Finally, in 2020, the FCC updated its guidelines to amend its RF exposure evaluation procedures and mitigation measures to help ensure compliance with existing exposure limits[4]. Thus, the FCC guidelines have not been materially updated not because of a failure to take into account new technologies or risks as the proponent suggests, but rather, because there has been a reasoned conclusion that changes to the exposure limits thus far have not been warranted.

Further, the proponent also argues that the insurance industry views the risk of wireless radiation exposure is rated a "high" risk/impact, citing two publications which purport to support this view. However, the proponent's statement is misleading, as it fails to note that the potential concerns over cybersecurity, data privacy and espionage, rather than solely emissions concerns, are factors driving the risk profile attributed by insurers to the general emergence of wireless and 5G technologies.

For the reasons stated above, the Board feels strongly that the requested report would be an unnecessary diversion of the Company's resources with no corresponding benefit to Tesla, our stockholders or consumers.

 The Board recommends a vote **AGAINST** the stockholder proposal regarding reporting on effects and risks associated with electromagnetic radiation and wireless technologies.

---

[1]   Letter from the FDA to the FCC on Radiofrequency Exposure (https://www.fda.gov/media/135022/download?attachment)
[2]   Ibid.
[3]   Wireless Devices and Health Concerns | Federal Communications Commission (fcc.gov) (https://www.fcc.gov/consumers/guides/wireless-devices-and-health-concerns
[4]   2020-02745.pdf (govinfo.gov)

Proposal Eleven

Stockholder Proposal Regarding Adopting Targets and Reporting on Metrics to Assess the Feasibility of Integrating Sustainability Metrics into Senior Executive Compensation Plans

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by Tulipshare Securities Limited. Tulipshare Securities Limited has informed us that it is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2024 Annual Meeting. Tulipshare Securities Limited address is 15 Exchange Place, Suite 1010, Jersey City, NJ 07302. The stockholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***

Resolved: Shareholders request that, within one year, the Board Compensation Committee adopt targets and publicly report quantitative metrics appropriate to assessing the feasibility of integrating sustainability metrics, including metrics regarding diversity among senior executives, into performance measures or vesting conditions that may apply to senior executives under the Company's compensation plans or arrangements.

Supporting Statement: In the Board's discretion we recommend Tesla's report include:

- Specific performance metrics aligned with the United Nations Guiding Principles on Business and Human Rights. These metrics should assess Tesla's success in preventing and mitigating human rights risks across its value chain.
- Robust and comprehensive human rights due diligence process, applying the principles of the UN Guiding Principles. This process should be integrated into Tesla's decision-making, risk assessment, and operational practices to identify, prevent, and address potential human rights impacts.
- A performance-based component in the executive compensation structure directly tied to the achievement of the established human rights and performance metrics. This linkage will incentivize the Board to lead Tesla in embedding human rights considerations into the core of its operations.

Whereas: The integration of sustainability metrics into executive compensation can enhance transparency, promote responsible corporate citizenship, and ensure that Tesla remains at the forefront of sustainable business practices. Numerous leading companies have recognized the importance of integrating sustainability metrics into executive compensation. The Global Reporting Initiative and the Sustainability Accounting Standards Board report on the growing trend of companies incorporating sustainability criteria into performance evaluations and compensation structures. By following industry best practices, Tesla can demonstrate its commitment to sustainability leadership.

Workers and investors alike are increasingly rejecting excessive executive compensation as "roughly two dozen major U.S. companies have rejected generous executive-pay packages in shareholder votes in the past year, balking at the massive pay gaps between chief executives and workers." [1] Companies are "embracing different approaches to factoring ESG into executive pay."[2] This trend of increasing corporate focus on sustainability metrics stands in stark contrast to Tesla CEO Musk's claim that ESG is a "scam."[3]

Legal and reputational risks have already materialized for Tesla in the form of shareholder lawsuits. In 2023, Tesla's directors were ordered to "return $735 million to the company to settle claims

---

[1] https://time.com/6184355/ceo-pay-investors-workers/
[2] https://corpgov.law.harvard.edu/2022/11/27/linking-executive-compensation-to-esg-performance/
[3] https://time.com/6180638/tesla-esg-index-musk/

they grossly overpaid themselves in one of the largest shareholder settlements of its kind."[4] Musk's $56 billion executive compensation plan has "helped lift the ceiling on CEO pay" and widened the gap between workers and top executives' pay packages, according to The New York Times.[5] Moreover, the Economic Policy Institute equated Musk's realized compensation to roughly 1,000 times the average pay of other large-company CEOs.[6] Musk's $56 billion executive pay package was challenged separately by a Tesla shareholder under a claim of unjust enrichment.[7] Given that inflows into sustainable funds rose from $5 billion in 2018 to nearly $70 billion in 2021,[8] Musk's criticism of ESG does not negate the fact that Tesla needs to increase transparency and accountability on sustainability performance to ensure future shareholder value.

<p style="text-align:center">***</p>

Opposing Statement of the Board

The Board has considered this proposal and determined that it would not serve the best interests of Tesla or our stockholders. The proposal is unnecessarily duplicative and redundant to Tesla's existing disclosures and commitments to sustainability.

Tesla's mission is to accelerate the world's transition to sustainable energy, and our senior executive compensation plans serve to motivate achievement of this mission. We believe that true "sustainability" is not achieved through simply an image of action, producing reports or tying confused metrics to compensation plans. Rather, it is done through actions which have created visible, substantive changes. Every vehicle we sell, battery we install and solar panel we add moves the needle in the direction of sustainable future. This is a long-term mission, and our compensation programs reflect this in that they consist primarily of salary or wages and equity awards. Moreover, these programs increasingly emphasize for our executive officers the grant of stock option awards, which have zero initial value and the increase in value of which is directly tied to the creation of sustainable stockholder value.

The report the proposal seeks to impose on Tesla would not further the sustainability mission that we have set forth; rather it would likely impede our mission by diverting resources.

Additionally, Tesla already discloses the information the stockholder proponent seeks. For example: the stockholder proponent requests that we "apply the principles of the United Nations Guiding Principles on Business and Human Rights." In our publicly available Global Human Rights Policy, we cite to these principles multiple times, including "We . . . utilize the United Nations Guiding Principles on Business and Human Rights." Further on, we disclose "In fulfilling our responsibility to respect human rights, we are committed to implementing the United Nations Guiding Principles on Business and Human Rights. We conduct human rights due diligence to identify risks and work to mitigate them," and "As recommended by the United Nations Guiding Principles on Business and Human Rights, we commit to transparent reporting about our efforts and progress." We do not believe any benefit could be derived for the Company or its stockholders to produce yet another report with the same statements.

Tesla's annual Impact Report also provides additional information on how human rights values are respected in our operations. Protecting human rights is core to Tesla's procurement strategy, and we have established and implemented a supply chain due diligence management system aligned with the OECD Due Diligence Guidance for Responsible Mineral Supply Chains from Conflict-Affected and High-Risk Countries. We are one of the few downstream companies that publicly report through our Impact Report on how we follow each of the five steps set out in the Guidance, including how we identify (including through audits) and mitigate risks.

---

[4] https://www.reuters.com/legal/tesla-directors-settle-lawsuit-over-compensation-735-mln-2023-07-17/

[5] https://www.nytimes.com/2022/06/25/business/highest-paid-ceos-elon-musk.html

[6] https://www.epi.org/publication/ceo-pay-in-2021/

[7] https://www.reuters.com/legal/judge-hear-final-arguments-trial-over-musks-56-bln-tesla-pay-2023-02-21/

[8] https://www.mckinsey.com/capabilities/sustainability/our-insights/does-esg-really-matter-and-why

In light of the foregoing, we believe the proposal would hurt the interests of Tesla and our stockholders.

 The Board recommends a vote **AGAINST** the stockholder proposal regarding adopting targets and reporting on metrics to assess the feasibility of integrating sustainability metrics into senior executive compensation plans.

Proposal Twelve

Stockholder Proposal Regarding Committing to a Moratorium on Sourcing Minerals from Deep Sea Mining

In accordance with SEC rules, we have set forth a stockholder proposal, along with a supporting statement, exactly as submitted by As You Sow. As You Sow has informed us that it is the beneficial owner of more than 100 shares of Tesla's common stock and intends to present the following proposal at the 2024 Annual Meeting. As You Sow's address is 2020 Milvia St., Suite 500, Berkeley, CA 94704. The stockholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Stockholder Proposal and Supporting Statement

***

WHEREAS: The deep sea contains many of the planet's intact ecosystems and plays a crucial role in regulating the climate.[1] Studies indicate that mining this underexplored and complex area for battery- related minerals will create irreversible habitat and ecosystem loss and could permanently destroy invaluable carbon storage.[2]

Deep sea mining (DSM) can obliterate sea floor life through dredging, while releasing sediment plumes laced with toxic metals, poisoning marine food chains.[3] Deep sea organisms are slow-growing and fragile, and habitats can require millennia to recover from disturbances.[4] The likely outcomes of DSM include biodiversity loss and jeopardized fish-based livelihoods and food supplies.[5] Further, industrial- scale exploitation of the seafloor could have grave consequences for the ability of the oceans—one of the planet's biggest carbon sinks—to absorb carbon dioxide, and may even lead to release of carbon stores.[6] Scientists warn that DSM, even done cautiously, could be devastating.

The scientific uncertainty and potential catastrophic impacts of DSM have led many civil society groups, including governments, private organizations, and manufacturers to voice concern. Twenty-four governments have put in place a ban, moratorium, or precautionary pause on DSM.[7] Electric vehicle (EV) manufacturers including BMW, Volvo, Volkswagen, Rivian, and Renault have committed to a global moratorium on deep sea mining, pledging to keep their supply chains deep sea mineral free until scientific findings are sufficient to assess the environmental risks of DSM.[8]

Peers adopting the moratorium underscores the precautionary principle and the availability of more sustainable methods to obtain necessary materials. For example, the BMW Group emphasizes that "its sustainability strategy is also relying more on resource-efficient closed-loop material cycles—with the aim of significantly increasing the percentage of secondary material in vehicles."[9]

Unlike its peers, Tesla has not supported a DSM moratorium, leaving shareholders concerned that the Company is not addressing the serious reputational and regulatory risks of DSM. The supply of deep sea minerals is also legally, technologically, and financially insecure, making it expensive and

---

[1]   https://climatesociety.ei.columbia.edu/news/rolling-deep-climate-change-and-deep-sea-ecosystems

[2]   https://www.unepfi.org/wordpress/wp-content/uploads/2022/05/Harmful-Marine-Extractives-Deep-Sea-Mining.pdf; https://www.frontiersin.org/articles/10.3389/fmars.2020.00165/full

[3]   https://www.iucn.org/resources/issues-brief/deep-sea-mining

[4]   https://www.fauna-flora.org/explained/depth-deep-seabed-mining-not-answer-climate-crisis/, p.17,26

[5]   https://www.nature.com/articles/s44183-023-00016-8

[6]   https://www.fauna-flora.org/wp-content/uploads/2023/05/fauna-flora-deep-sea-mining-update-report-march-23.pdf, p. 18

[7]   https://savethehighseas.org/voices-calling-for-a-moratorium-governments-and-parliamentarians/

[8]   https://www.stopdeepseabedmining.org/endorsers/

[9]   https://www.press.bmwgroup.com/global/article/detail/T0328790EN/bmw-group-protects-the-deep-seas

risky for Tesla to incorporate deep sea sourced minerals into its supply chain.[10] DSM is also at odds with the Kunming-Montreal Global Biodiversity Framework.[11]

By committing to a global moratorium on DSM and an ocean mineral free supply chain, Tesla will join the ranks of Google, Samsung, Microsoft, Salesforce, Philips, and its EV peers by protecting a critical ecosystem and reaffirming its commitment to responsible sourcing.

RESOLVED: Shareholders request that Tesla commit to a moratorium on sourcing minerals from deep sea mining, consistent with the principles announced in the Business Statement Supporting a Moratorium on Deep Sea Mining.

SUPPORTING STATEMENT: If Tesla cannot so commit, shareholders request that the Board disclose its rationale and assess the Company's anticipated need for deep sea materials.

<p align="center">***</p>

Opposing Statement of the Board

The Board has considered this proposal and determined that it would not serve the best interests of Tesla or our stockholders.

We are committed to protecting the environment and maximizing the positive impact of our supply chain for people and the planet as we accelerate the world's transition to sustainable energy. We source responsibly according to the Organisation for Economic Co-operation and Development (OECD), the OECD Due Diligence Guidance for Responsible Mineral Supply Chains and Responsible Business Conduct, and the United Nations Guiding Principles on Business and Human Rights. In doing this, we set forth clear expectations for our suppliers, including through our Responsible Sourcing Policy and Supplier Code of Conduct.

At the same time, our supplier relationships are inherently complex, and decisions by Company management regarding the entry into agreements with suppliers for the purchase of raw materials, the availability of raw materials particularly during periods of significant supply chain disruption or uncertainty, the timing of such agreements and decisions under those agreements are fundamental to our ability to operate nimbly on a day-to-day basis while adhering to high responsible sourcing expectations. For example: for the past five years, we have reviewed scientific studies related to deep-sea mining, engaged with researchers and participated in multi-stakeholder forums to build an understanding of this issue internally to inform decision-making. The Company's management, rather than the stockholder proponent, is in the best place to make informed and specific decisions based on its specialized expertise and judgment, while continuing to align with industry best practices and committing to responsible sourcing.

In light of the foregoing reasons, we believe the proposal would not serve the best interests of Tesla or our stockholders.

 The Board recommends a vote **AGAINST** the stockholder proposal regarding committing to a moratorium on sourcing minerals from deep sea mining.

---

[10] https://ejfoundation.org/news-media/environmentalists-warn-investors-of-deep-sea-mining-risk; https://www.financeforbiodiversity.org/leading-financial-institutions-call-on-governments-to-not-permit-deep-sea-mining/

[11] https://dsm-campaign.org/wp-content/uploads/2021/10/Precautionary-Principle-Deep-Sea-Mining.pdf

Corporate Governance

Succession Planning

The Board of Directors regularly discusses management succession planning in meetings and executive sessions at both the Board and Committee level. As described in our Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines, the Nominating and Corporate Governance Committee periodically reviews succession planning for the Chief Executive Officer and other executive officers, reporting its findings and recommendations to the Board and works with the Board in evaluating potential successors to these executive management positions. The Compensation Committee regularly discusses and evaluates company-wide talent pools and succession plans, including short-term and long-term succession plans for development, retention and replacement of senior leaders. Directors regularly interact and engage with not only senior management talent and potential successors to executive management positions, but also high-potential leaders throughout the Company. This engagement occurs in Board meetings held throughout the year, as well as through informal events and updates, and regular one-on-one touchpoints.

Code of Business Ethics and Corporate Governance Guidelines

The Board sets high standards for Tesla's workforce, officers and directors. Tesla is committed to establishing an operating framework that exercises appropriate oversight of responsibilities at all levels throughout the Company and managing its affairs in a manner consistent with rigorous principles of business ethics. Accordingly, Tesla has adopted a Code of Business Ethics, which was amended in December 2021, and which is applicable to Tesla and its subsidiaries' directors, officers and personnel. Tesla has also adopted Corporate Governance Guidelines, which, in conjunction with our certificate of incorporation, bylaws and charters of the standing committees of the Board, form the framework for Tesla's corporate governance. The Code of Business Ethics and the Corporate Governance Guidelines are each available on Tesla's website at: http://ir.tesla.com/corporate. Tesla will disclose on its website any amendment to the Code of Business Ethics, as well as any waivers of the Code of Business Ethics, that are required to be disclosed by the rules of the SEC or Nasdaq.

Director Independence

The Board periodically assesses, with the recommendation of the Nominating and Corporate Governance Committee, the independence of its members as defined in the listing standards of Nasdaq and applicable laws. The Board undertook an analysis for each director and director nominee and considered all relevant facts and circumstances, including the director's other commercial, accounting, legal, banking, consulting, charitable and familial relationships. The Board determined that with respect to each of its current members and director nominees, other than Elon Musk, who is our Chief Executive Officer, and Kimbal Musk, who is Elon Musk's brother, there are no disqualifying factors with respect to director independence enumerated in the listing standards of Nasdaq or any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each such member is an "independent director" as defined in the listing standards of Nasdaq and applicable laws.

In particular, the Board reviewed the following considerations:

- Ira Ehrenpreis, Joe Gebbia, James Murdoch, Elon Musk, Kimbal Musk and JB Straubel and/or investment funds affiliated with them, have made minority investments in certain companies or investment funds, (i) of which other Tesla directors are founders, significant stockholders, directors, officers or managers, and/or (ii) with which Tesla has certain relationships set forth below in "*Certain Relationships and Related Person Transactions—Related Person Transactions.*" The Board concluded that none of these investments are material so as to impede the exercise of independent judgment by any of Messrs. Ehrenpreis, Gebbia, Murdoch and Straubel.

Board Leadership Structure

Roles of Chair of the Board

Following careful deliberation, the Board appointed Robyn Denholm to serve as the independent Chair of the Board in November 2018, having considered her strong leadership, independent presence and financial and business expertise on the Board over an extended period of time. Together, Ms. Denholm and our Chief Executive Officer, Elon Musk, comprise our senior Board leadership, which the Board believes is appropriate at this time to provide the most effective leadership structure for Tesla in a highly competitive and rapidly changing technology industry. As Chair of the Board, Ms. Denholm has broad authority and oversight over the affairs of the Board, with Mr. Musk available to her as a resource in this regard. Moreover, as an independent Chair of the Board, Ms. Denholm has the authority to direct the actions of the other independent directors and regularly communicate, as their representative, with Mr. Musk.

As Chair of the Board, Ms. Denholm, among other things:

- reviews the agenda and materials for meetings of the independent directors;
- consults with our Chief Executive Officer regarding Board meeting agendas, schedules and materials;
- acts as a liaison between our Chief Executive Officer and the independent directors when appropriate;
- otherwise communicates regularly with our Chief Executive Officer;
- raises issues with management on behalf of the independent directors;
- annually reviews, together with the Nominating and Corporate Governance Committee, the Board's performance during the prior year; and
- serves as the Board's liaison for consultation and communication with stockholders as appropriate.

Tesla also has a mechanism for stockholders to communicate directly with non-management directors (see "*Corporate Governance — Contacting the Board*" below).

Committees of the Board

In addition, the Board has four standing committees — the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Disclosure Controls Committee — which are each further described below. Each of the Board committees consists solely of independent directors, and the Board may appoint a chair to each committee. Our independent directors regularly meet in executive session and at such other times as necessary or appropriate as determined by the independent directors. In addition, as part of our governance review and succession planning, the Board (led by the Nominating and Corporate Governance Committee) evaluates our leadership structure to ensure that it remains the optimal structure for Tesla, reviews the composition, size and performance of the Board and its committees, evaluates individual Board members and identifies and evaluates candidates for election or re-election to the Board. See "*Corporate Governance — Process and Considerations for Nominating Board Candidates*" below for additional information.

Board Role in Risk Oversight

The Board is responsible for overseeing the major risks facing Tesla while management is responsible for assessing and mitigating Tesla's risks on a day-to-day basis. The Board is assisted by our Committees, which consists entirely of independent directors, and report to the Board as appropriate on matters that involve specific areas of risk that each Committee oversees.

Audit Committee

The Audit Committee has scheduled periodic and annual reviews and discussions with management regarding significant risk exposures and incident metrics, including those relating to global financial, accounting and treasury matters, internal audit and controls, legal and regulatory compliance and data privacy and cybersecurity. These discussions cover the steps management has taken to monitor, control and report such exposures, as well as Tesla's policies with respect to risk assessment and risk management.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee oversees the risks associated with the Company's corporate governance structure, succession planning, independence and compliance with applicable laws and regulations.

Disclosure Controls Committee

The Disclosure Controls Committee oversees compliance and risks associated with the terms of the consent agreement between the SEC and the Company, and the controls and processes governing the Company's and its senior executives' disclosures and/or public statements that relate to the Company.

Compensation Committee

The Compensation Committee oversees management of risks relating to Tesla's compensation plans and programs. Tesla's management and the Compensation Committee have assessed the risks associated with Tesla's compensation policies and practices for all employees, including non-executive officers. These include risks relating to setting ambitious targets for our employees' compensation or the vesting of their equity awards, our emphasis on at-risk equity-based compensation, discrepancies in the values of equity-based compensation depending on employee tenure relative to increases in stock price over time and the potential impact of such factors on the retention or decision-making of our employees, particularly our senior management. Based on the results of this assessment, Tesla does not believe that its compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on Tesla.

Board Meetings and Committees

During fiscal 2023, the Board held six meetings. We have a highly effective and engaged Board. While we do not maintain a numerical limit on public company boards our directors may serve on, our Corporate Governance Guidelines provide that each member is expected to ensure that other existing and future commitments, including employment responsibilities and service on the boards of other entities, do not materially interfere with the member's service as director. When conducting its annual review of the effectiveness and productivity of its members, the Board evaluates many factors, including without limitation, the director's attendance at meetings, the participation and input of the director and the director's preparation at meetings.

Each director attended or participated in 75% or more of the aggregate of the total number of meetings of the Board and the total number of meetings of all Committees on which such director served (in each case held during such director's relevant period of service).

Audit Committee

Members

ROBYN DENHOLM

JOE GEBBIA

JAMES MURDOCH

Primary Responsibilities

Audit

- Reviewing and approving the selection of Tesla's independent auditors, and approving the audit and non-audit services to be performed by Tesla's independent auditors

- Discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors Tesla's interim and year-end operating results

Oversight and Compliance

- Providing oversight, recommendations, and under specified thresholds, approvals, regarding significant financial matters and investment practices, including any material acquisitions and divestitures

- Monitoring the integrity of Tesla's financial statements and Tesla's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters

- Reviewing the adequacy and effectiveness of Tesla's internal control policies and procedures in addition to Tesla's risk management, data privacy and data security

Reporting

- Reviewing and discussing the accounting assessment of our annual Impact Report and other environmental, social and governance (ESG) disclosures

- Preparing the audit committee report that the SEC requires in Tesla's annual proxy statement

Financial Expertise and Independence

Each member of the Audit Committee is "independent" as such term is defined for audit committee members by the listing standards of Nasdaq and applicable laws. The Board has determined that Ms. Denholm is an "audit committee financial expert" as defined in the rules of the SEC.

Meetings

Met nine times in 2023

Charter

The Audit Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Report

The Audit Committee Report is included in this proxy statement on page 154.

Compensation Committee

Members

IRA EHRENPREIS

ROBYN DENHOLM

KATHLEEN WILSON-THOMPSON

Primary Responsibilities
Compensation

- Overseeing Tesla's global compensation philosophy and policies, plans and benefit programs and making related recommendations to the Board, including by considering "say-on-pay" votes of Tesla's stockholders

- Reviewing and approving for Tesla's executive officers: the annual base salary, equity compensation, employment agreements, severance arrangements and change in control arrangements, if applicable, and any other compensation, benefits or arrangements

- Administering the compensation of members of the Board and Tesla's equity compensation plans

Human Capital

- Reviewing human capital management practices related to Tesla's talent generally (including how Tesla recruits, develops and retains diverse talent)

Reporting

- Preparing the compensation committee report included in Tesla's annual proxy statement

Independence

Each member of the Compensation Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

Met ten times in 2023

Charter

The Compensation Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Report

The Compensation Committee Report is included in this proxy statement on page 134.

Nominating and Corporate Governance Committee

Members

IRA EHRENPREIS

ROBYN DENHOLM

JAMES MURDOCH

KATHLEEN WILSON-THOMPSON

Primary Responsibilities
Board Composition and Evaluation

- Assisting the Board in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the Board

- Overseeing the evaluation of Tesla's Board and management

- Recommending members for each Board committee to the Board

Corporate Governance

- Reviewing developments in corporate governance practices and developing and recommending governance principles applicable to the Board

- Reviewing the manner in and the process by which stockholders communicate with the Board

- Reviewing the succession planning for Tesla's executive officers in light of Tesla's organizational structure and goals

Conflicts of Interest

- Considering questions of possible conflicts of interest of Tesla's directors and officers

Independence

Each member of the Nominating and Corporate Governance Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

Met twelve times in 2023

Charter

The Nominating and Corporate Governance Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Disclosure Controls Committee

Members

ROBYN DENHOLM

JAMES MURDOCH

KATHLEEN WILSON-THOMPSON

Primary Responsibilities

- Overseeing the implementation of and compliance with the terms of Tesla's consent agreement with the SEC dated September 29, 2018, as amended April 26, 2019

- Overseeing the controls and processes governing certain public disclosures by Tesla and its executive officers

- Overseeing the review and resolution of certain conflicts of interest or other human resources issues involving any executive officer and ensuring appropriate disclosures, if applicable

Independence

Each member of the Disclosure Controls Committee qualifies as an independent director under the listing standards of Nasdaq and applicable laws.

Meetings

Met four times in 2023

Charter

The Disclosure Controls Committee has adopted a written charter approved by the Board, which is available on Tesla's website at: http://ir.tesla.com/corporate.

Compensation Committee Interlocks and Insider Participation

Robyn Denholm, Ira Ehrenpreis and Kathleen Wilson-Thompson served as members of the Compensation Committee during 2023. None of such persons is or was formerly an officer or an employee of Tesla. See "*Certain Relationships and Related Person Transactions — Related Person Transactions*" below for certain transactions involving Tesla in which members of the Compensation Committee may potentially be deemed to have an indirect interest.

During 2023, no interlocking relationships existed between any member of Tesla's Board or Compensation Committee and any member of the board of directors or compensation committee of any other company.

Process and Considerations for Nominating Board Candidates

The Nominating and Corporate Governance Committee is responsible for, among other things, determining the criteria for Board membership, recommending Board candidates and proposing any changes to the composition of the Board. The Nominating and Corporate Governance Committee's criteria and process for fulfilling these duties are generally as follows:

- The Nominating and Corporate Governance Committee regularly reviews the current composition and size of the Board, and oversees an annual evaluation of the performance of the Board as a whole and of its individual members. The Nominating and Corporate Governance Committee applies uniform evaluation processes and standards for all Board members, including in identifying, considering or recommending new candidates for the Board to fill vacancies or add additional directors and in recommending existing Board members for nomination to be re-elected at annual meetings of stockholders.

- In carrying out the foregoing duties, the Nominating and Corporate Governance Committee consistently seeks to achieve a complementary balance of knowledge, experience and capability

on the Board. While the Nominating and Corporate Governance Committee has not established specific minimum qualifications for director candidates, it considers all pertinent factors that it considers appropriate, including diversity, and believes that the Board should consist of directors who (i) are, in the majority, independent, (ii) are of high integrity, (iii) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of Tesla's business in particular, (iv) have qualifications that will increase overall Board effectiveness, (v) represent diversity of race, ethnicity, gender and professional experience and (vi) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members. For example, after conducting independent director searches from time to time in which numerous highly-qualified candidates from a variety of backgrounds were considered, the Nominating and Corporate Governance Committee recommended to the Board Joe Gebbia as director in 2022 and JB Straubel as director nominee in 2023, to further bolster the Board's expertise in technological innovation, public company management and sustainability initiatives.

- In evaluating and identifying candidates, the Nominating and Corporate Governance Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.

- With regard to any candidates who are properly recommended by stockholders (as described in more detail below) or by other sources, the Nominating and Corporate Governance Committee will review the qualifications of any such candidate, which review may, in the Nominating and Corporate Governance Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate or other actions that the Nominating and Corporate Governance Committee deems necessary or proper.

- After completing its review and evaluation of director candidates, the Nominating and Corporate Governance Committee recommends the director nominees that it has determined to be qualified to the full Board.

It is the policy of the Nominating and Corporate Governance Committee to consider properly submitted recommendations for candidates to the Board from stockholders. Stockholder recommendations for candidates to the Board must be directed in writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, and should also be sent by e-mail to shareholdermail@tesla.com. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and Tesla within the last three years and evidence of the nominating person's ownership of Tesla stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of Tesla's business, other commitments and the like, as well as any personal references and an indication of the candidate's willingness to serve.

Board Diversity

The Board believes that gender and minority representation is a key element in achieving the broad range of perspectives that the Board seeks among its members. As such, diversity is one of the important factors the Nominating and Corporate Governance Committee considers when nominating Board candidates. Two of the five directors we added in the past four years are gender, racially and/or ethnically diverse and the chair of our Board is a woman. We believe that such representation promotes a culture of inclusion and diversity at Tesla. In addition, the Nominating and Corporate Governance Committee conducts annual evaluations of our Board effectiveness, providing it with an opportunity to examine whether our Board members have the right composition of skills and experiences. The Board is committed to improving its current diversity, and the Committee continues to consider opportunities, including actively reaching out to diverse candidates, with the objective of increasing our Board diversity in a way that supports the current and anticipated needs of the Company, and of achieving at least 30% gender diversity on our Board.

In addition, we mandate external search firms, when applicable, to prioritize searches for candidates with racial, ethnic and/or gender diversity.

Board Diversity Matrix (As of April 29, 2024)

	Female	Male
Total Number of Directors	8	
Gender:		
Directors	2	6
Number of Directors Who Identify in Any of the Categories Below:		
African American or Black	1	—
Asian (other than South Asian)	—	—
White	1	6

Attendance at Annual Meetings of Stockholders by the Board

Although Tesla does not have a formal policy regarding attendance by members of the Board at Tesla's annual meetings of stockholders, directors are encouraged to attend. All of our directors attended the 2023 annual meeting of stockholders.

Stock Transactions

Hedging, Short Sales and Rule 10b5-1 Trading Plans

Tesla has an insider trading policy that prohibits all of our directors, officers and employees from, among other things, engaging in short sales, hedging or similar transactions designed to decrease the risks associated with holding Tesla securities. This prohibition encompasses transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to Tesla securities, but not transactions designed to facilitate portfolio diversification, such as broad-based index options, futures or baskets.

Stock Ownership by Board and Management

To align the interests at the highest level of our management with those of our stockholders, the Board has instituted the following requirements relating to stock ownership under our Corporate Governance Guidelines.

Each member of the Board and all of our named executive officers are subject to the following minimum stock ownership requirements: (i) each director is required to own shares of Tesla stock equal in value to at least five times the annual cash retainer for directors (regardless of whether or not the retainer has been waived, and exclusive of retainer amounts for service as a member or chair of a Board committee), and (ii) our named executive officers are required to own shares of Tesla stock equal in value to at least six times his/her base salary. Each individual shall have five years from the date such person assumed his or her relevant role at Tesla to come into compliance with these requirements. Each person's compliance with the minimum stock ownership level will be determined on the date when this compliance grace period expires, and then annually on each December 31, by multiplying the number of shares held by such person and the average closing price of those shares during the preceding month. Our named executive officers and each of our directors is currently either in compliance with these requirements or is in the applicable period to come into compliance therewith.

Our Corporate Governance Guidelines also provide that no equity award as to which vesting or the lapse of a period of restriction occurs based solely on the passage of time that is granted to a

named executive officer may vest, or have a period of restriction that lapses, earlier than six months from the date on which such vesting or lapse commences. Furthermore, our Corporate Governance Guidelines provide that no named executive officer may sell, transfer, pledge, assign or otherwise dispose of any shares of Tesla stock acquired pursuant to any stock option, restricted stock unit or other equity award granted by Tesla earlier than the date that is six months after the date on which such award vests or the period of restriction with respect to such award lapses, as applicable.

Prohibition of Equity Award Repricing

Tesla views equity-based compensation to be a key factor in incentivizing the future performance of our personnel. Consequently, the Tesla, Inc. 2019 Equity Incentive Plan (the "2019 Plan") provides, and Tesla's previous 2010 Equity Incentive Plan provided, that stock options and other equity awards issued under these plans that derive their value from the appreciation of the value of Tesla's stock may not be exchanged for other awards, repurchased for cash or otherwise be made the subject of transactions that have the purpose or effect of repricing such awards.

In addition, applicable Nasdaq rules prohibit any repricing with respect to the performance-based stock option award granted to Elon Musk in January 2018.

Contacting the Board

Any stockholder who desires to contact our non-employee directors regarding appropriate Tesla business-related comments may do so electronically at the following website: http://ir.tesla.com/corporate-governance/contact-the-board. Such stockholders who desire to contact our non-employee directors by mail may do so by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department. Our General Counsel, or someone acting in his or her place or his or her designee, receives these communications unfiltered by Tesla, forwards communications to the appropriate committee of the Board or non-employee director, and facilitates an appropriate response. Please note that requests for investor relations materials should be sent to ir@tesla.com.

Executive Officers

The names of Tesla's executive officers, their ages, their positions with Tesla and other biographical information as of April 29, 2024, are set forth below. Except for Messrs. Elon Musk and Kimbal Musk who are brothers, there are no other family relationships among any of our directors or executive officers.

Name	Age	Position
Elon Musk	52	Technoking of Tesla and Chief Executive Officer
Vaibhav Taneja	46	Chief Financial Officer
Xiaotong (Tom) Zhu	44	Senior Vice President, Automotive

Elon Musk. For a brief biography of Mr. Musk, please see "*Proposal One—Election of Directors—Information Regarding the Board and Director Nominees*" above.

Vaibhav Taneja has served as our Chief Financial Officer since August 2023. Prior to his appointment as CFO, Mr. Taneja served as Tesla's Chief Accounting Officer since March 2019, as Corporate Controller from May 2018, and as Assistant Corporate Controller between February 2017 and May 2018. Mr. Taneja served in various finance and accounting roles at SolarCity from March 2016. Mr. Taneja holds a Bachelors of Commerce degree from Delhi University and is a Certified Public Accountant (inactive).

Tom Zhu has served as our Senior Vice President, Automotive since April 2023. Mr. Zhu joined Tesla in April 2014, and served in various operational roles before being appointed as Vice President, Greater China, where he led the construction and operations of Gigafactory Shanghai. Mr. Zhu holds a bachelor's degree of commerce in information technology from the Auckland University of Technology and an M.B.A. from Duke University.

Executive Compensation
Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers for 2023 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

The following discussion and analysis relates to the compensation arrangements for 2023 of (i) our principal executive officer, (ii) our principal financial officer, (iii) our former principal financial officer who served in such capacity until August 2023 and (iv) the two most highly compensated persons, other than our principal executive officer and principal financial officer, who were serving as an executive officers at the end of our fiscal year ended December 31, 2023 (our "named executive officers"). We had no other executive officers serving at the end of our fiscal year ended December 31, 2023. Our named executive officers for fiscal year 2023 were:

Name	Position
Elon Musk	Technoking of Tesla and Chief Executive Officer
Vaibhav Taneja	Chief Financial Officer
Tom Zhu	Senior Vice President, Automotive
Zachary Kirkhorn	Former Master of Coin and Chief Financial Officer
Andrew Baglino	Former Senior Vice President, Powertrain and Energy Engineering

Mr. Kirkhorn transitioned from his previous role as Master of Coin and Chief Financial Officer effective August 2023.

Mr. Baglino departed Tesla in April 2024.

Compensation Philosophy

Our mission is to accelerate the world's transition to sustainable energy. This is a long-term mission, and our compensation programs reflect this—and our startup origins—in that they consist primarily of salary or wages and equity awards. Whereas salary or wages are intended to meet our employees' near-term liquidity needs, we believe that equity awards are an effective tool for retaining employees long-term, as they vest incrementally over a period of time or upon the achievement of specified performance milestones intended to be achieved over the medium- and long-term. During periods in which our stock price and the underlying value of equity awards increase, their retention impact is even greater. We believe that the potential for such increases also creates an ownership culture that promotes holding equity, which in turn aligns the interests of our employees with the long-term interests of our stockholders. Additionally, this compensation philosophy further allows our employees to grow their skill sets and contributions consistent with our long-term mission. For these reasons, our goal is to provide each employee with the opportunity to participate in our equity programs, with certain cash-based bonus programs serving generally to accommodate specific incentive structures or liquidity needs. By combining salary or wages and our equity award program, we strive to offer a total level of compensation that is competitive within specific roles and geographical markets.

In particular, we believe that compensation for the individuals who are responsible for Tesla's strategic direction and operations should motivate them to achieve sustainable stockholder value and/or tangible milestones rather than to simply remain at Tesla or maintain the status quo. Therefore, while we offer to our general employee population restricted stock units that will retain some value even if the market value of our stock decreases, we are increasingly emphasizing for our executive officers the grant of stock option awards, which have zero initial value and accumulate

value, if at all, only to the extent that our stock price increases following their grant, through the applicable vesting dates and until such stock options are ultimately exercised and the underlying shares are sold. In addition, because equity awards comprise a greater proportion of our executive officers' total level of compensation compared to comparable roles at peer companies, a sustained decrease in our stock price or failure to achieve the applicable operational milestones may result in a level of total compensation that is significantly less than that of such peer roles. Likewise, our outside director compensation program has consisted primarily of equity awards that are entirely in the form of stock option awards, as well as relatively modest cash retainer payments that may be waived at the election of each director.

We evaluate our compensation philosophy and programs regularly and evolve them as circumstances merit with oversight by the Compensation Committee, particularly with respect to executive and director compensation. For example, if our stock price experiences significant movement over a short period of time that results in a persistent change to equity compensation, certain adjustments may be considered to align our compensation programs to their intended purposes.

Key Factors in Determining Executive Compensation

ROLE OF COMPENSATION COMMITTEE IN EXECUTIVE COMPENSATION

The Compensation Committee has the overall responsibility of recommending to the Board the compensation of our Chief Executive Officer and reviewing and determining the compensation of our other executive officers. Members of the Compensation Committee are appointed by the Board. Currently, the Compensation Committee consists of three members of the Board: Ira Ehrenpreis (Chair), Robyn Denholm and Kathleen Wilson-Thompson, none of whom is an executive officer of Tesla, and each of whom qualifies as (i) an "independent director" under the Nasdaq rules and (ii) an "outside director" under Section 162(m) of the Tax Code. See "*Corporate Governance — Board Meetings and Committees — Compensation Committee*" above.

ROLE OF COMPENSATION CONSULTANTS

The Compensation Committee has the authority to engage, and has from time to time engaged, the services of outside consultants to assist in making decisions regarding the establishment of Tesla's compensation philosophy and programs, including for executives and directors. No compensation consultant was engaged to provide such services to us in 2023.

ROLE OF EXECUTIVE OFFICERS IN COMPENSATION DECISIONS

Historically, for executive officers other than our Chief Executive Officer, the Compensation Committee has sought and considered input from our Chief Executive Officer regarding such executive officers' responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends base salary increases and equity award levels for our senior personnel, and advises the Compensation Committee regarding the compensation program's ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer's individual qualifications, experience, responsibility level, functional role, knowledge, skills and individual performance, as well as Tesla's performance. The Compensation Committee considers our Chief Executive Officer's recommendations, but ultimately determines compensation in its judgment, and approves the specific compensation for all of our executive officers (other than for our Chief Executive Officer, which is approved by the Board). All such compensation determinations by our Compensation Committee are largely discretionary.

The Compensation Committee meets regularly in executive session. Our Chief Executive Officer is not present during Compensation Committee deliberations or votes on his compensation and also recuses himself from sessions of the Board where the Board acts on the Compensation Committee's recommendations regarding his compensation. In addition, the Board has established a management committee under the 2019 Plan (the "Equity Award Committee") to grant and administer equity awards, subject to certain limitations, such as, among other things, maximum limits on the seniority of personnel to whom the Equity Award Committee may grant awards and the value of any individual award. For example, the Equity Award Committee is not authorized to grant awards to employees at or above the level of vice president. Moreover, pursuant to applicable law, the Equity Award Committee may not grant awards to its members, and the number of shares of our common stock underlying awards granted by it may not exceed amounts determined by the Board from time to time. The Board has delegated to the Compensation Committee oversight authority over the Equity Award Committee.

ROLE OF STOCKHOLDER SAY-ON-PAY VOTES

At the 2011 annual meeting of our stockholders and at each annual meeting held every three years since, including most recently in 2023, we held triennial stockholder advisory "say-on-pay" votes on the compensation of our named executive officers for the immediately preceding fiscal years. At our 2023 annual meeting, our stockholders overwhelmingly approved the compensation of our named executive officers, with approximately 71% of our stockholders present and entitled to vote at the meeting voting in favor of our compensation policies for our named executive officers. Given these results, the Compensation Committee has decided to retain our overall approach to executive compensation while continuing to evaluate our practices frequently. Moreover, we are

required to hold a vote at least every six years regarding how often to hold a stockholder advisory vote on the compensation of our named executive officers. We held our most recent such vote at the 2023 annual meeting of stockholders, at which our stockholders indicated a preference for an annual vote. Consistent with the stockholder vote, we intend to hold a stockholder advisory vote on executive compensation every year until the next vote on the frequency of stockholder advisory votes on executive compensation. See "*Proposal Two—Tesla Proposal for Non-Binding Advisory Vote on Executive Compensation.*" We expect the next advisory "say-on-pay" vote will occur at the 2025 annual meeting of stockholders.

CLAWBACK POLICY

Our Corporate Governance Guidelines sets forth a compensation recovery ("clawback") policy with respect to our executive officers.

Additionally, we adopted a clawback policy for compliance with the NASDAQ listing standards and Section 10D of the Exchange Act, effective November 15, 2023. This additional clawback policy applies to current and former executive officers as defined under the Exchange Act and only in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under securities laws; misconduct on the part of the executive is not required. Under this additional clawback policy, we are required to recoup incentive-based compensation (as that term is defined in Section 10D of the Exchange Act) erroneously received within the three completed fiscal years immediately preceding the date on which we are required to prepare a restatement as defined under the clawback policy.

Moreover, the terms of the 2018 CEO Performance Award include a clawback provision in the event of a restatement of our financial statements previously filed with the SEC. See "*Executive Compensation—Compensation Discussion and Analysis—Chief Executive Officer Compensation—2018 CEO Performance Award*" below.

Current Elements of Named Executive Officer Compensation

OVERVIEW AND FISCAL YEAR 2023 COMPANY HIGHLIGHTS

Our current executive compensation program, which was developed and approved by the Compensation Committee, generally consists of base salary and equity-based incentives, as well as other benefits generally available to employees. We combine these elements in order to formulate compensation packages with the goal of providing, on a total basis, competitive pay and align the interests of our named executive officers with long-term stockholder interests by tying the value of their compensation to our long-term stock price and/or the achievement of financial, operational and strategic objectives. In 2023, Tesla's full-year accomplishments under our executive leadership included the following:

- Total revenues of $96.77 billion, representing an increase of $15.31 billion, compared to the prior year;

- Annual vehicle delivery and production records of 1,808,581 and 1,845,985 total vehicles, representing an increase of 37.7% and 34.8%, respectively, compared to the prior year;

- 14.72 gigawatt hours of energy storage, representing an increase of 126.5%, compared to the prior year; and

- Ongoing progress in the global growth of our manufacturing capabilities, including production and ramp at Gigafactory Texas and Gigafactory Berlin-Brandenburg and our Megafactory in Lathrop, CA, and announcement of a new Gigafactory in Monterrey, Mexico and Megafactory in Shanghai, China.

BASE SALARY

The Compensation Committee is responsible for reviewing our Chief Executive Officer's and other executive officers' base salaries. The base salaries of all executive officers are reviewed and adjusted when necessary to reflect individual roles, performance and the competitive market. Because we

currently do not provide cash bonuses to our executive officers, salary is the primary cash-based element of our executive officers' compensation structure.

The following table sets forth information regarding the annualized base salary rates at the end of 2023 for our named executive officers:

Name	2023 Fiscal Year-End Base Salary($)[1]
Elon Musk	—[2]
Vaibhav Taneja	275,000
Tom Zhu	381,009
Zachary Kirkhorn	—[3]
Andrew Baglino	300,000[4]

(1) Reflects an annualized rate assuming 52 weeks each consisting of five work days.

(2) Mr. Musk historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary.

(3) Mr. Kirkhorn transitioned from his previous role as Master of Coin and Chief Financial Officer effective August 2023.

(4) Mr. Baglino departed Tesla in April 2024.

EQUITY-BASED INCENTIVES

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. The equity awards we have historically granted and currently grant are options to purchase shares of our common stock and restricted stock unit awards that are settled in shares of our common stock upon vesting. We have granted to our named executive officers both awards that vest over a long-term period and awards that vest only upon the achievement of specified Tesla performance milestones, in each case subject to continued service. We are increasingly emphasizing the grant of stock option awards for our named executive officers, which have value only to the extent, if any, that our stock price increases following their grant. Accordingly, all equity awards granted to our named executive officers in 2020 (the last year awards were granted to any of our named executive officers except for Tom Zhu, our Senior Vice President, Automotive, who received stock option awards upon his promotion to such role) were in the form of stock option awards. As a result, a significant portion of our named executive officers' total compensation is entirely at risk, depending on long-term stock price performance.

While we strive to offer a total level of compensation that is competitive within specific roles and geographical markets, we do not have a rigid set of criteria for granting equity awards; instead, the Compensation Committee exercises its judgment and discretion, in consultation with our Chief Executive Officer and from time to time, a compensation consultant. The Compensation Committee considers, among other things, the role and responsibility of the named executive officer, competitive market factors, the amount of stock-based equity compensation already held by the named executive officer, the impact of any dramatic changes in our stock price over a short period of time and the cash-based compensation received by the named executive officer, to determine the level and types of equity awards that it approves. We generally grant one-time new hire equity awards to our employees, including executives, upon their commencement of employment with us, or upon their promotion to a new position. Additionally, as part of our ongoing executive compensation review and alignment process, we periodically grant additional equity awards to our executives. See "*Executive Compensation—Grants of Plan-Based Awards in 2023*" below.

The Compensation Committee meets periodically, including to approve equity award grants to our executives from time to time. We do not have, nor do we plan to establish, any program, plan or practice to time equity award grants in coordination with releasing material non-public information.

SEVERANCE AND CHANGE IN CONTROL BENEFITS

No named executive officer has a severance or change in control arrangement with Tesla.

BONUS

We do not currently have or have planned, and historically we have rarely entered into, any specific arrangements with our named executive officers providing for cash-based bonus awards.

NON-EQUITY INCENTIVE PLAN COMPENSATION

We did not provide any non-equity incentive plan compensation to any of our named executive officers in 2023, and we do not currently have or have planned any specific arrangements with our named executive officers providing for non-equity incentive plan compensation.

PERQUISITES

Generally, we do not provide any perquisites or other personal benefits to our named executive officers which are not offered on a non-discriminatory basis to all employees as well.

HEALTH AND WELFARE BENEFITS

We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

- medical insurance including comprehensive transgender and fertility coverage, mental health, dental and vision;

- adoption and surrogacy benefits;

- confidential Employee Assistance Program counseling;

- life insurance and accidental death and dismemberment insurance;

- a Section 401(k) plan where Tesla provides a company match equal to 50% of the employee's contribution, up to a maximum of 3% of the employee's eligible compensation with a $3,000 annual cap;

- an employee stock purchase plan;

- short-and long-term disability insurance;

- medical and dependent care flexible spending account; and

- a health savings account.

Chief Executive Officer Compensation

OVERVIEW

Historically, in developing compensation recommendations for our Chief Executive Officer, the Compensation Committee has sought both to appropriately reward our Chief Executive Officer's previous and current contributions and to create incentives for our Chief Executive Officer to continue to contribute significantly to successful results in the future. Each of the 2018 CEO Performance Award and the 2012 CEO Performance Award was focused on this latter objective, as it solely rewards future performance.

In addition to serving as our Chief Executive Officer since October 2008, Elon Musk has contributed significantly and actively to Tesla since our earliest days in April 2004 by recruiting executives and engineers, contributing to vehicle engineering and design, raising capital for us, bringing investors to us and raising our public awareness.

CASH COMPENSATION

Mr. Musk historically earned a base salary that reflected the applicable minimum wage requirements under California law, and he was subject to income taxes based on such base salary. However, he has never accepted his salary. Commencing in May 2019 at Mr. Musk's request, we eliminated altogether the earning and accrual of this base salary.

HISTORICAL EQUITY COMPENSATION

Prior to stock option awards made in December 2009, Mr. Musk did not receive any equity compensation for his services for a period of five years.

In 2010 and 2011, Mr. Musk did not receive any equity grants, because the Compensation Committee believed his grants made in December 2009 already provided sufficient motivation for Mr. Musk to perform his duties as Chief Executive Officer.

In August 2012, to create incentives for continued long-term success from the then-recently launched Model S program as well as from Tesla's then-planned Model X and Model 3 programs, and to further align executive compensation with increases in stockholder value, the Board granted to Mr. Musk the 2012 CEO Performance Award, comprised of a stock option award to purchase 79,123,515 shares (as adjusted for the 2020 Stock Split and 2022 Stock Split) of Tesla's common stock, representing 5% of Tesla's total issued and outstanding shares at the time of grant. The 2012 CEO Performance Award consisted of 10 equal vesting tranches, each requiring that Tesla meet a combination of (i) the achievement of a specified operational milestone relating to development of Model X or Model 3, aggregate vehicle production or a gross margin target, and (ii) a sustained incremental $4 billion increase in Tesla's market capitalization from $3.2 billion, Tesla's market capitalization at the time of grant. Prior to its expiration in 2022, the market capitalization conditions for all of the 10 vesting tranches and nine of the 10 operational milestones had been achieved, and nine of 10 tranches under the 2012 CEO Performance Award vested.

Prior to 2018, the only additional equity awards received by Mr. Musk related to certain immaterial awards granted during 2013 pursuant to a patent incentive program that was available to our employees generally.

2018 CEO PERFORMANCE AWARD

Early in 2017, with the 2012 CEO Performance Award heading to substantial completion after having helped Tesla grow its market capitalization to over $55 billion in just over five years, the independent members of the Board began preliminary discussions regarding how to continue to incentivize Mr. Musk to lead Tesla through the next phase of its development. In January 2018, following more than six months of careful analysis and development led by the Compensation Committee, with participation by every independent Board member, the help of Compensia and engagement with and feedback from our largest institutional stockholders, the Board granted the 2018 CEO Performance Award to Mr. Musk. Such grant was subject to approval by a majority of the total votes of Tesla common stock not owned by Mr. Musk or Kimbal Musk cast at a meeting of the stockholders to approve the 2018 CEO Performance Award. On March 21, 2018, such approval was obtained, with approximately 73% of the votes cast by such disinterested shares voting in favor of the 2018 CEO Performance Award.

The 2018 CEO Performance Award was comprised of a 10-year maximum term stock option to purchase 303,960,630 shares (as adjusted for the 2020 Stock Split and 2022 Stock Split) of Tesla's common stock, divided equally among 12 separate tranches that were each equivalent to 1% of the issued and outstanding shares of Tesla's common stock at the time of grant, at an exercise price of $23.34 per share (as adjusted for the 2020 Stock Split and 2022 Stock Split). Each of the 12 tranches of the 2018 CEO Performance Award vested upon certification by the Board that both (i) the market capitalization milestone for such tranche, which began at $100 billion for the first

tranche and increased by increments of $50 billion thereafter and (ii) any one of the following eight operational milestones focused on revenue or eight operational milestones focused on profitability, was met:

Total Revenue[*] (in billions)	Adjusted EBITDA[**] (in billions)
$20.0	$ 1.5
$35.0	$ 3.0
$55.0	$ 4.5
$75.0	$ 6.0
$100.0	$ 8.0
$125.0	$10.0
$150.0	$12.0
$175.0	$14.0

[*] "Revenue" means total revenues as reported in Tesla's financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters.

[**] "Adjusted EBITDA" means (i) net income (loss) attributable to common stockholders before (ii) interest expense, (iii) (benefit) provision for income taxes, (iv) depreciation and amortization and (v) stock-based compensation, as each such item is reported in Tesla's financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters.

Any single operational milestone could only satisfy the vesting requirement of one tranche, together with the corresponding market capitalization milestone. Subject to any applicable clawback provisions, policies or other forfeiture terms, once a milestone was achieved, it was forever deemed achieved for purposes of determining the vesting of a tranche. Meeting more than 12 of the 16 operational milestones does not result in any additional vesting or other compensation to Mr. Musk under the 2018 CEO Performance Award. Except in a change in control situation, measurement of the market capitalization milestones was based on both (i) a six calendar month trailing average of Tesla's stock price as well as (ii) a 30 calendar day trailing average of Tesla's stock price, in each case based on trading days only. Upon the consummation of certain acquisitions or split-up, spin-off or divestiture transactions, each then-unachieved market capitalization milestone and/or operational milestone would have been adjusted to offset the impact of such transactions to the extent they had been considered material to the achievement of those milestones.

In establishing the Revenue and Adjusted EBITDA milestones, the Board carefully considered a variety of factors, including Tesla's growth trajectory and internal growth plans and the historical performance of other high-growth and high-multiples companies in the technology space that have invested in new businesses and tangible assets. These benchmarks provided revenue/EBITDA to market capitalization multiples, which were then used to inform the specific operational targets that aligned with Tesla's plans for future growth. Nevertheless, the Board considered each of the market capitalization and operational milestones to be challenging hurdles. For example, in order to meet all 12 market capitalization milestones, Tesla was required to add approximately $600 billion to its market capitalization at the time of the grant of the 2018 CEO Performance Award on a sustained basis, and in order to satisfy all eight revenue-based operational milestones, Tesla would have to increase revenue by more than $163 billion from its annual revenue of approximately $11.8 billion in 2017, the last fiscal year completed prior to the grant of the 2018 CEO Performance Award.

In addition, Mr. Musk was required to continue leading Tesla as our Chief Executive Officer or, alternatively, as our Chief Product Officer and Executive Chairman (with any other Chief Executive Officer reporting directly to him), at the time each milestone was met in order for the corresponding

tranche to vest. With limited exceptions, Mr. Musk must hold any shares that he acquires upon exercise of the 2018 CEO Performance Award for at least five years post-exercise. There would have been no acceleration of vesting of the 2018 CEO Performance award upon Mr. Musk's termination, death or disability or a change in control of Tesla. However, in a change in control situation, the achievement of the milestones would have been based solely on the market capitalization milestones, with the measurement of Tesla's market capitalization determined by the product of the total number of outstanding shares of Tesla common stock immediately before the change in control multiplied by the greater of the last closing price of a share of Tesla common stock before the effective time of the change in control or the per share price (plus the per share value of any other consideration) received by Tesla's stockholders in the change in control.

In the event of a restatement of Tesla's financial statements previously filed with the SEC, if a lesser portion of the 2018 CEO Performance Award would have vested based on the restated financial results, then Tesla will require forfeiture (or repayment, as applicable) of the portion of the 2018 CEO Performance Award that would not have vested based on the restated financial results (less any amounts Mr. Musk may have paid to Tesla in exercising any forfeited awards). The 2018 CEO Performance Award is subject, if more stringent than the foregoing, to any current or future Tesla clawback policy applicable to equity awards, provided that the policy does not discriminate solely against Mr. Musk except as required by applicable law.

As of the date of this filing, all of the milestones have been achieved and certified by our Board. Consequently, all 12 of the 12 tranches under the 2018 CEO Performance Award, corresponding to options to purchase an aggregate 303,960,630 shares of Tesla's common stock, have vested and become exercisable, subject to Mr. Musk's payment of the exercise price of $23.34 per share and the minimum five-year holding period generally applicable to any shares he acquires upon exercise.

Realized Compensation

For purposes of the table in "*Executive Compensation—Summary Compensation Table*" below, we are required to report pursuant to applicable SEC rules any stock option grants to Mr. Musk at values determined as of their respective grant dates and which are driven by certain assumptions prescribed by ASC Topic 718. Moreover, we are required to report in "*Executive Compensation—Pay Ratio Disclosure*" below (i) Mr. Musk's annual total compensation, (ii) the median of the annual total compensation of all Tesla employees qualifying for this analysis, other than Mr. Musk, in each case calculated pursuant to the methodology used for the table in "*Executive Compensation—Summary Compensation Table,*" and (iii) the ratio of the former to the latter.

In addition, we are required to report in "*Executive Compensation—2023 Option Exercises and Stock Vested*" below an amount for the "value realized" upon: (i) any exercise by Mr. Musk of a stock option, which is based on the difference between the market price of the underlying shares at the time of exercise and the exercise price of the stock option and (ii) any vesting of a restricted stock unit award, based on the market price of the award at the time of vesting. Such amount is required to be reported even if Mr. Musk does not actually receive any cash from such exercise or vesting, either because he does not also sell any shares or because he sells only a number of shares sufficient to cover the related tax liabilities resulting from the exercise or vesting.

As a result, there may be a significant disconnect between what is reported as compensation for Mr. Musk in a given year in such sections and the value actually realized as compensation in that year or over a period of time. Moreover, the vast majority of compensation in respect of past stock option grants to Mr. Musk, including the 2012 CEO Performance Award and the 2018 CEO Performance Award, were structured to be incentives for future performance with their value realizable only if Tesla's stock price appreciated compared to the dates of the grants, and if the Company achieved applicable vesting requirements.

To supplement the disclosures in "*Executive Compensation—Summary Compensation Table,*" "*Executive Compensation—Pay Ratio Disclosure*" and "*Executive Compensation—2023 Option Exercises and Stock Vested*" below, we have included the following table, which shows the total realized compensation of Mr. Musk for the last three fiscal years, as well as the ratio of Mr. Musk's realized compensation to the median of the annual total compensation of all other Tesla employees

qualifying for this analysis as reported in *"Executive Compensation—Pay Ratio Disclosure."* Realized compensation is not a substitute for reported compensation in evaluating our compensation structure, but we believe that realized compensation is an important factor in understanding that the value of compensation that Mr. Musk ultimately realizes is dependent on a number of additional factors, including: (i) the vesting of certain of his option awards only upon the successful achievement of a number of market capitalization increases and operational milestone targets; (ii) the fact that Mr. Musk does not receive any cash if he does not actually sell shares and thereby reduce his investment in us, and he does not receive any cash to the extent that he sells only shares sufficient to cover income taxes with respect to his awards (including stock options exercised solely to avoid their expiration in accordance with their terms); and (iii) the then-current market value of our common stock at the times at which Mr. Musk may elect to actually sell his shares.

Year	"Total Compensation" of CEO, as Reported in Summary Compensation Table Below ($)	"Value Realized on Exercise or Vesting of Awards" of CEO, as Reported in Option Exercises and Stock Vested Table Below ($)	Median Annual Total Compensation of all Qualifying Non-CEO Employees, as reported in Pay Ratio Disclosure Section Below ($)	Total CEO Realized Compensation ($)[1]	Ratio of Total CEO Realized Compensation to Median Annual Total Compensation of all Qualifying Non-CEO Employees
2023	—	1,861,335[2]	45,811	—	0.00:1
2022	—	—	34,084	—	0.00:1
2021	—	23,452,910,177[3]	40,723	734,762,107	18,043:1

(1) "Total CEO realized compensation" for a given year is defined as (i) the amounts reported for Mr. Musk in *"Executive Compensation—Summary Compensation Table"* below under the columns "Salary," "Bonus," "Non-Equity Incentive Plan Compensation" and "All Other Compensation," plus (ii) with respect to any stock option exercised by Mr. Musk in such year in connection with which shares of stock were also sold other than to satisfy any resulting tax liability, the difference between the market price of such shares at the time of exercise and the applicable exercise price of the option, plus (iii) with respect to any restricted stock unit vested by Mr. Musk in such year in connection with which shares of stock were also sold other than automatic sales to satisfy any withholding obligations related to such vesting, the market price of such shares at the time of vesting, plus (iv) any cash actually received by Mr. Musk in respect of any shares sold to cover tax liabilities as described in (ii) and (iii) above, following the payment of such tax liabilities.

(2) Reflects the exercise of vested stock options granted as part of a company-wide patent incentive program, and which were scheduled to expire in 2023. Mr. Musk paid the exercise price and applicable taxes in cash, and did not sell any of the resulting shares.

(3) Reflects the exercise of vested stock options scheduled to expire in 2022 as to which Mr. Musk paid the exercise price in cash. Of the shares received upon exercise, 42.0% were immediately sold in order to pay federal and state tax withholding from the option exercise and none of the proceeds from such sales were retained by Mr. Musk. Of the remaining shares, 94.6% were retained by Mr. Musk. The other 5.4% automatically were sold as a result of a Rule 10b5-1 trading plan put in place in September 2021.

Tax and Accounting Considerations

Sections 280G and 409A. We have not provided or committed to provide any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Tax Code. Section 280G and related Tax Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of Tesla that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider of certain types receives "deferred compensation" that does not meet the requirements of Section 409A.

Tax Deduction Limit. Section 162(m) of the Tax Code generally disallows a tax deduction to public corporations for compensation greater than $1,000,000 paid in any fiscal year to certain

executive officers. However, prior to the enactment of U.S. tax legislation in December 2017 (the "Tax Act"), certain types of performance-based compensation were excluded from the $1,000,000 deduction limit if specific requirements were met. Under the Tax Act, this exclusion for performance-based compensation is not available with respect to taxable years beginning after December 31, 2017, unless the compensation is pursuant to a written binding contract which was in effect on or before November 2, 2017, and which is not modified in any material respect on or after such date. Pursuant to the Tax Act, for taxable years beginning after December 31, 2017, Section 162(m) of the Tax Code was expanded to cover additional executive officers and other employees, including the chief financial officer, so that the compensation of the chief executive officer and chief financial officer (at any time during the fiscal year), the three next most highly compensated executive officers during the taxable year and any other individual who was considered a "covered employee" for any prior taxable year that begins after 2016, will be subject to the $1,000,000 deductibility limit under Section 162(m) of the Tax Code. Commencing with our 2018 fiscal year, to the extent that the aggregate amount of any covered officer's salary, bonus, any amount realized from certain option exercises and vesting of restricted stock units or other equity awards, and certain other compensation amounts that are recognized as taxable income by the officer exceeds $1,000,000, we will not be entitled to a U.S. federal income tax deduction for the amount over $1,000,000 in that year, unless the compensation qualifies for the transition relief applicable to certain written binding contracts in effect on or before November 2, 2017. The Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our executive officers and reserves the right to pay compensation that may not be deductible to Tesla if it determines that doing so would be in the best interests of Tesla.

Accounting Implications. We follow ASC Topic 718 for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all stock-based compensation awards made to employees and directors based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our named executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Other Information

On June 4, 2018, a Tesla stockholder filed a stockholder derivative complaint in the Delaware Court of Chancery against Mr. Musk and certain current and former Tesla directors in connection with the Tesla Board's approval of the 2018 CEO Performance Award. On January 30, 2024, the Court entered judgment for the plaintiff stockholder, and granted the plaintiff's request that the 2018 CEO Performance Award be fully rescinded. Tesla plans to appeal the Court's decision. In addition, following the recommendation of the Special Committee, the Board (with Mr. Musk and Kimbal Musk recusing themselves) has determined to ratify the 2018 CEO Performance Award, determined that the ratification of the 2018 CEO Performance Award is in the best interests of the Company and its stockholders and recommends that our stockholders approve the ratification of the 2018 Performance Award at the 2024 Annual Meeting. For more information, see "*Proposal Four—Tesla Proposal for Ratification of the 2018 CEO Performance Award.*"

Compensation Committee Report

The Compensation Committee oversees Tesla's compensation programs, policies and practices. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board

Ira Ehrenpreis (Chair)
Robyn Denholm
Kathleen Wilson-Thompson

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers for each of the last three fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Elon Musk	2023	—	—	—	—	—	—	—
Technoking of Tesla and	2022	—	—	—	—	—	—	—
Chief Executive Officer	2021	—	—	—	—	—	—	—
Vaibhav Taneja	2023	275,000	—	—	—	—	3,000[2]	278,000
Chief Financial Officer								
Tom Zhu	2023	381,009	—	—	31,641,961	—	545,868[3]	32,568,838
SVP, Automotive								
Zachary Kirkhorn[4]	2023	280,385	—	—	—	—	3,000[2]	283,385
Former Chief Financial	2022	300,000	—	—	—	—	3,000[2]	303,000
Officer	2021	301,154	—	—	—	—	—	301,154
Andrew Baglino[5]	2023	300,000	—	—	—	—	3,000[2]	303,000
Former SVP, Powertrain	2022	300,000	—	—	—	—	3,000[2]	303,000
and Energy Engineering	2021	301,154	—	—	—	—	—	301,154

(1) This column reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 of the options to purchase shares of our common stock granted to the named executive officers. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on January 29, 2024. These amounts do not necessarily correspond to the actual value that may be recognized by the named executive officers, which depends, among other things, on the market value of our common stock appreciating from that on the grant date(s) of the option(s).

(2) Reflects matching contributions made under the Tesla 401(k) Plan based on each of the named executive officer's contributions for the applicable year.

(3) While Mr. Zhu was on assignment from Gigafactory Shanghai, he received certain benefits offered to all Tesla employees on assignment. All Other Compensation consists of $366,896 for tax gross-up reimbursement payments, $27,829 for housing allowance, $34,546 for cost of living adjustments, $102,694 for tax assistance reimbursement payments for 2022 taxes, $134 for relocation fees, $3,000 to reflect matching contributions made under the Tesla 401(k) Plan based on Mr. Zhu's fiscal 2023 contributions and a $10,769 Qualified Non Elective Contribution made by Tesla.

(4) Mr. Kirkhorn transitioned from his previous role as Master of Coin and Chief Financial Officer effective August 2023.

(5) Mr. Baglino departed Tesla in April 2024.

Pay Ratio Disclosure

Tesla is committed to fair and competitive compensation for our employees. Moreover, Elon Musk, the Technoking of Tesla and our Chief Executive Officer, has agreed to a compensation arrangement in the 2018 CEO Performance Award that is substantially tied to the appreciation of our market capitalization. Because equity awards are generally made available to Tesla employees, this also means that Mr. Musk's compensation is tied to the success of Tesla employees. We are providing a ratio of (i) Mr. Musk's 2023 annual total compensation to (ii) the median of the 2023 annual total compensation of all applicable qualifying Tesla employees other than Mr. Musk, in each case calculated pursuant to the disclosure requirements of *"Executive Compensation—Summary Compensation Table"* above. As we continue our expansion, the median annual total compensation of our employees reflects differences in local compensation scales and practices.

Mr. Musk's 2023 annual total compensation, as reported in *"Executive Compensation—Summary Compensation Table,"* was $0, and the median 2023 annual total compensation of all other qualifying

employees, as determined pursuant to the methodology set forth below, was $45,811. Consequently, the applicable ratio of such amounts for 2023 was 0.00:1.

Our methodology for identifying the median of the 2023 annual total compensation for each individual other than Mr. Musk was as follows:

- We selected December 31, 2023, which is within the last three months of 2023, as the date upon which we would identify the "median employee" because it enabled us to make such identification in a reasonably efficient and economical manner.

- We determined that as of December 31, 2023, Tesla and all our subsidiaries had 140,666 individuals qualifying for this analysis (full-time, part-time and temporary employees other than Mr. Musk, subject to the following bullet), of which approximately 44% were based outside of the U.S. and approximately 37% were production line employees.

- We did not include in the population of qualifying individuals any employees of staffing agencies whose compensation is determined by such agencies.

- We applied the requirements and assumptions required for the table in "*Executive Compensation — Summary Compensation Table*" for each of such individuals to calculate the total annual compensation, including base salary or wages, performance-based commission payments, and equity awards based on their grant date fair values.

- We converted any payment earned or paid in a foreign currency to U.S. dollar using the average of the prevailing conversion rates for the month of December 2023.

- We selected the median of all total annual compensation amounts calculated in accordance with the foregoing.

Pay Versus Performance

In accordance with Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are required to disclose certain information about the relationship between the compensation actually paid to our named executive officers and certain measures of company performance. For information on our compensation philosophy, please see "*Compensation Discussion and Analysis*."

| Year | Summary Compensation Table Total for CEO ($)[1] | Compensation Actually Paid to CEO (in millions) ($)[2] | Average Summary Compensation Table Total for Non-CEO Named Executive Officers (in millions) ($)[3] | Average Compensation Actually Paid to Non-CEO Named Executive Officers (in millions) ($)[4] | Value of Initial Fixed $100 Investment Based on: | | Net Income (in millions) ($)[7] | Revenue (in millions) ($)[8] |
					Tesla Total Shareholder Return ($)[5]	Peer Group Total Shareholder Return ($)[6]		
2023	—	1,403	8.4	45.8	890.97	209.21	14,974	96,773
2022	—	(9,703)	0.3	(165.3)	441.68	151.29	12,587	81,462
2021	—	15,016	0.3	(74.3)[9]	1,263.09	235.13	5,644	53,823
2020	—	43,019	46.6	393.0	843.44	162.40	862	31,536

(1) Represents the total compensation reported for Elon Musk (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Musk, computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Musk during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Musk's total compensation, as reported in the Summary Compensation Table for each year, to determine the compensation actually paid.

Year	Reported Summary Compensation Table Total for CEO ($)	Reported Value of Equity Awards ($)(a)	Equity Award Adjustments (in millions) ($)(b)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid to CEO (in millions) ($)
2023	—	—	1,403	—	—	1,403
2022	—	—	(9,703)	—	—	(9,703)
2021	—	—	15,016	—	—	15,016
2020	—	—	43,019	—	—	43,019

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted and Unvested in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards (in millions) ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (Vesting Date Compared to the Value at the End of the Prior Year) (in millions) ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments (in millions) ($)
2023	—	—	—	1,403	—	—	1,403
2022	—	(4,973)	—	(4,730)	—	—	(9,703)
2021	—	13,028	—	1,988	—	—	15,016
2020	—	36,329	—	6,690	—	—	43,019

(3) Represents the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Elon Musk, who has served as our CEO since 2008) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Musk) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Vaibhav Taneja, Andrew Baglino, Tom Zhu and Zachary Kirkhorn; (ii) for 2022, Zachary Kirkhorn and Andrew Baglino; (iii) for 2021, Zachary Kirkhorn, Andrew Baglino and Jerome Guillen; and (iv) for 2020, Zachary Kirkhorn, Andrew Baglino and Jerome Guillen.

(4) The dollar amounts reported in this column is the average compensation actually paid for our NEOs other than our CEO in each applicable year, computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to our NEOs during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the NEO's total compensation, as reported in the Summary Compensation Table for each applicable year, to determine the compensation actually paid.

Year	Average Reported Summary Compensation Table Total for Non-CEO NEOs (in millions) ($)	Average Reported Value of Equity Awards (in millions) ($)	Average Equity Award Adjustments (in millions) ($)[a]	Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Average Pension Benefit Adjustments ($)	Average Compensation Actually Paid to Non-CEO NEOs (in millions) ($)
2023	8.4	7.9	45.3	—	—	45.8
2022	0.3	—	(165.6)	—	—	(165.3)
2021	0.3	—	(74.6)	—	—	(74.3)
2020	46.6	46.3	392.7	—	—	393.0

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted and Unvested in the Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards (in millions) ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year (in millions) ($)	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (Vesting Date Compared to the Value at the End of the Prior Year) (in millions) ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year (in millions) ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments (in millions) ($)
2023	9.7	12.1	1.8	23.0	(1.3)	—	45.3
2022	—	(110.5)	—	(55.1)	—	—	(165.6)
2021	—	78.7	—	(2.9)	(150.4)	—	(74.6)
2020	84.2	278.7	0.7	29.1	—	—	392.7

(5) Total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) Represents the weighted group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the group of all public companies with SIC code 3711.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) In the Company's assessment, revenue is the financial performance measure that is the most important financial performance measure (other than TSR and net income) used by the Company for the most recently completed fiscal year, to link compensation actually paid to performance.

(9) Mr. Kirkhorn departed Tesla in December 2023 and Mr. Guillen departed Tesla in June 2021, which led to certain forfeitures of unvested awards. The average compensation actually paid in 2023 and 2021 to our NEOs other than our CEO and Mr. Kirkhorn was approximately $54.3 million and other than our CEO and Mr. Guillen was approximately $123.2 million, respectively.

Most Important Financial Performance Measures

This list below includes the three financial measures that in our assessment represent the most important financial performance measures used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to the Company's performance. See "*Compensation Discussion and Analysis*" for further details.

Revenue

Adjusted EBITDA

Market Capitalization

Description of Relationships Between Compensation Actually Paid and Performance

Chief Executive Officer

From 2022 to 2023, compensation actually paid to the CEO increased by 114.5%. Over this same period, TSR increased by 101.7%, net income increased by 19.0%, and revenue increased by 18.8%.

From 2021 to 2022, compensation actually paid to the CEO decreased by 164.6%. Over this same period, TSR decreased by 65.0%, net income increased by 123.0%, and revenue increased by 51.4%.

From 2020 to 2021, compensation actually paid to the CEO decreased by 65.1%. Over this same period, TSR increased by 49.8%, net income increased by 554.8%, and revenue increased by 70.7%.

Mr. Musk does not earn a base salary or receive any equity compensation other than under his 2012 CEO Performance Award and 2018 CEO Performance Award. See "*Executive Compensation — Compensation Discussion and Analysis — Chief Executive Officer Compensation*" for more information.

The vesting of Mr. Musk's awards were tied to specific market capitalization and operational milestones focusing on total revenue and adjusted EBITDA. However, the compensation actually paid as calculated pursuant to Item 402(v) of Regulation S-K is based on the accounting changes in the fair value of such options, which varies significantly with the performance of our common stock.

Thus, because the Company TSR is calculated from the beginning of the earliest year presented, a positive TSR does not necessarily correlate to an increase in compensation actually paid if the increase in TSR is less significant relative to a prior year. In addition, due to the fact that Mr. Musk did not receive any additional equity grants following the 2018 CEO Performance Award, his amount of total compensation actually paid decreased because the number of unvested options decreased year over year upon the vesting of tranches of the award. Because the 2018 CEO Performance Award has fully vested, Mr. Musk's compensation actually paid will converge to $0 unless he receives a new grant.

While a positive TSR may not align with an increase in compensation actually paid, as further demonstrated by the following graph, any decreases in TSR would align to decreases in compensation actually paid.



Other NEOs

From 2022 to 2023, compensation actually paid to the other NEOs increased by 127.7%. Over this same period, TSR increased by 101.7%, net income increased by 19.0%, and revenue increased by 18.8%.

From 2021 to 2022, compensation actually paid to the other NEOs decreased by 122.5%. Over this same period, TSR decreased by 65.0%, net income increased by 123.0%, and revenue increased by 51.4%.

From 2020 to 2021, compensation actually paid to the other NEOs decreased by 118.9%. Over this same period, TSR increased by 49.8%, net income increased by 554.8%, and revenue increased by 70.7%.

Though our other NEOs do receive a base salary, a significant portion of their compensation actually paid consists of equity awards. As the compensation actually paid as calculated pursuant to Item 402(v) of Regulation S-K, is based on the accounting changes in the fair value of such options through their vest dates, the value varies significantly with the performance of our common stock. Thus, because the Company TSR is calculated from the beginning of the earliest year presented, a positive overall TSR does not necessarily correlate to an increase in compensation actually paid if the stock price decreased in a given year. In addition, other than Mr. Zhu, our Senior Vice President, Automotive, who received stock option awards in 2023 upon his promotion to such role, none of our other NEOs received any additional equity grants after 2020. As such their compensation actually paid will be smaller as the number of unvested options they hold decreases.

From 2020 to 2021, some of the decrease in compensation actually paid to our other NEOs was a result of Jerome Guillen's departure in June 2021, which led to certain forfeitures of unvested awards. From 2022 to 2023, compensation actually paid to our other NEOs was impacted by Zachary Kirkhorn's departure in December 2023, which led to certain forfeitures of unvested awards.

While a positive TSR may not align with an increase in compensation actually paid, as further demonstrated by the following graph, any decreases in TSR would align with decreases in compensation actually paid.



Cumulative TSR of the Company and Cumulative TSR of the Peer Group

The following chart compares our cumulative TSR for the applicable reporting year to that of our peer group's TSR over the same period.



Grants of Plan-Based Awards in 2023

Name	Grant Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)	Closing Market Price (if different)	Grant Date Fair Value/ Incremental Fair Value
		Threshold	Target	Maximum	Threshold	Target	Maximum					
Tom Zhu	5/19/2023[2]								2,775	$180.14		$258,970
	5/19/2023[2]								336,285	$180.14		$31,382,991

(1) The vesting schedule applicable to each outstanding award is set forth in "*Executive Compensation — Outstanding Equity Awards at 2023 Fiscal Year-End*" below.

(2) This award was granted in connection to Mr. Zhu's promotion to Senior Vice President, Automotive.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table presents information concerning unexercised options and unvested restricted stock unit awards for each named executive officer outstanding as of the end of fiscal 2023.

Name	Grant Date	Option Awards					Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Elon Musk	3/21/2018[2]	303,960,630	—	—	23.34	1/19/2028	—	—
Vaibhav Taneja	10/19/2020[3]	118,779	35,316	—	143.61	10/19/2030	—	—
	4/19/2019[4]	799,245	—	—	18.22	4/19/2029	—	—
	10/16/2018[5]	10,575	—	—	18.44	10/16/2028	—	—
	11/13/2017[6]	13,860	—	—	21.03	11/13/2027	—	—
Tom Zhu	5/19/2023[7]	56,510	282,550	—	180.14	05/19/2033	—	—
	10/19/2020[3]	475,122	141,255	—	143.61	10/19/2030	—	—
	7/19/2019[8]	326,381	47,379	—	17.22	7/19/2029	—	—
	7/19/2019[9]	—	—	—	—	—	7,899	1,962,744
	4/19/2019[10]	486,045	—	—	18.22	4/19/2029	—	—
	10/16/2018[5]	155,100	—	—	18.44	10/16/2028	—	—
	8/20/2018[11]	295,650	—	—	20.57	8/20/2028	—	—
Zachary Kirkhorn[12]	—	—	—	—	—	—	—	—
Andrew Baglino[13]	10/19/2020[3]	475,122	141,255	—	143.61	10/19/2030	—	—
	7/19/2019[8]	447,363	68,217	—	17.22	7/19/2029	—	—
	10/16/2018[5]	140,100	—	—	18.44	10/16/2028	—	—
	3/19/2018[14]	14,310	—	—	20.91	3/19/2028	—	—
	11/10/2014[15]	—	37,500	—	16.13	11/10/2024	—	—

(1) The market value of unvested restricted stock units is calculated by multiplying the number of unvested restricted stock units held by the applicable named executive officer by the closing price of our common stock on December 31, 2023, which was $248.48.

(2) 1/12th of the total number of shares subject to the option becomes vested and exercisable each time: (i) our market capitalization increases initially to $100.0 billion for the first tranche, and by an additional $50.0 billion for each tranche

thereafter; and (ii) one of 16 specified operational milestones relating to total revenue or adjusted EBITDA (other than any operating milestone that previously counted towards the vesting of another tranche) is attained, subject to Mr. Musk's continued service to us as either CEO or as both Executive Chairman and Chief Product Officer, with the CEO reporting to him, at each such vesting event. See "*Executive Compensation—Compensation Discussion and Analysis—Chief Executive Officer Compensation—2018 CEO Performance Award*" above.

(3) 1/48th of the shares subject to the option became vested and exercisable on December 5, 2020, and 1/48th of the shares subject to the option become vested and exercisable every month thereafter, subject to the grantee's continued service to us on each such vesting date.

(4) 1/8th of the shares subject to the option became vested and exercisable on September 13, 2019, and 1/48th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(5) 1/60th of the shares subject to the option became vested and exercisable on November 1, 2018, and 1/60th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(6) 1/24th of the shares subject to the option vested on November 13, 2017 and 1/48th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(7) 1/48th of the shares subject to the option became vested and exercisable on May 19, 2023, and 1/48th of the shares subject to the option become vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(8) 1/60th of the shares subject to the option became vested and exercisable on July 24, 2019, and 1/60th of the shares subject to the option become vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(9) 1/20th of this award vested on December 5, 2019, and 1/20th of this award vests every three months thereafter, subject to the grantee's continued service to us on each such vesting date.

(10) 1/4th of the shares subject to the option each became vested and exercisable upon the Company's achievement of certain performance objectives set forth in the option agreements, subject to the grantee's continued service to us on each such vesting date.

(11) With respect to 150,000 shares subject to the option, 1/48th of such shares became vested and exercisable upon the Company's achievement of certain performance objectives set forth in the option agreements, and 1/48th of the shares became vested and exercisable on each monthly anniversary thereafter, and with respect to 225,000 shares subject to the option, 1/60th of such shares became vested and exercisable on August 20, 2018, and 1/60th of the shares became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(12) Mr. Kirkhorn transitioned from his previous role as Master of Coin and Chief Financial Officer effective August 2023.

(13) Mr. Baglino departed Tesla in April 2024.

(14) 1/60th of this award vested on March 27, 2018, and 1/60th of the shares subject to the option became vested and exercisable each month thereafter, subject to the grantee's continued service to us on each such vesting date.

(15) 1/4th of the shares subject to the option became vested and exercisable upon each of the following, as determined by the Board: (i) the completion of the first Model X production vehicle; (ii) aggregate vehicle production of 100,000 vehicles in a trailing 12-month period and (iii) completion of the first Model 3 production vehicle. 1/4th of the shares subject to this option will become vested and exercisable upon the determination by the Board that annualized gross margin of greater than 30% in any three years is achieved, subject to the grantee's continued service to us on each such vesting date.

2023 Option Exercises and Stock Vested

The following table presents information concerning each exercise of stock options and vesting of stock awards during fiscal 2023 for each of the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Elon Musk	10,500	1,861,335	—	—
Vaibhav Taneja	36,000	8,517,957	15,052	3,157,267
Tom Zhu	—	—	10,532	2,397,636
Zachary Kirkhorn[3]	2,598,372	462,342,794	40,479	8,676,519
Andrew Baglino[4]	105,000	20,235,379	10,344	2,354,837

(1) Reflects the product of the number of shares of stock subject to the exercised option multiplied by the difference between the market price of our common stock at the time of exercise on the exercise date and the exercise price of the option.

(2) Reflects the product of the number of shares of stock vested multiplied by the market price of our common stock on the vesting date.

(3) Mr. Kirkhorn transitioned from his previous role as Master of Coin and Chief Financial Officer effective August 2023.

(4) Mr. Baglino departed Tesla in April 2024.

Potential Payments Upon Termination or Change in Control

We do not have an employment agreement for any specific term with any of our named executive officers. Moreover, we do not have any contract, agreement, plan or arrangement that would result in payments to a named executive officer at, following, or in connection with any termination of employment, including resignation, severance, retirement or a constructive termination of employment of a named executive officer, or a change in control of Tesla or a change in the named executive officer's responsibilities.

Compensation of Directors

2023 Director Compensation Table

The following table provides information concerning the compensation paid by us to each of our non-employee directors who served during any part of fiscal year 2023. Elon Musk, who is a named executive officer, does not receive additional compensation for his services as a director.

The awards with respect to which values are provided under the column "Option Awards" below are exclusively stock options, which have realizable value only if they vest over time and to the extent, if any, that our stock price exceeds the applicable exercise prices. The values provided below for these awards are based on applicable accounting standards, and do not necessarily reflect the actual amounts realized or realizable pursuant to the underlying stock options.

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2][3]	All Other Compensation	Total ($)
Robyn Denholm	—	—	—	—
Ira Ehrenpreis	—	—	—	—
Joe Gebbia	—	—	—	—
Hiromichi Mizuno[4]	10,350	—	—	10,350
James Murdoch	—	—	—	—
Kimbal Musk	—	—	—	—
JB Straubel	—	—	—	—
Kathleen Wilson-Thompson	—	—	—	—

(1) Reflects cash compensation for service on the Board and/or its applicable committees pursuant to Tesla's outside director compensation policy (the "Director Compensation Policy") and/or for service as Chair of the Board as previously approved by the Board, as applicable. The earning and payment of cash retainer payments payable to outside directors may be waived in whole or part at the election of the director. Seven of the outside directors have requested that the Company eliminate the future payment of all of their cash retainer amounts for service on the Board unless the director notified otherwise.

(2) As of December 31, 2023, the aggregate number of shares underlying option awards outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Options Outstanding
Robyn Denholm	1,662,480
Ira Ehrenpreis	1,110,000
Joe Gebbia	—
Hiromichi Mizuno[4]	351,690
James Murdoch	1,270,020
Kimbal Musk	341,750
JB Straubel	—
Kathleen Wilson-Thompson	765,855

(3) Reflects stock option grants for service on the Board or as members or chairs of Board committees that were automatically granted pursuant to the Director Compensation Policy. In June 2021, the Board unanimously adopted a resolution to forego any automatic grants of annual stock option awards under the Director Compensation Policy or otherwise previously approved by the Board (the "Board Stock Option Grants") until July 2022 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. In May 2022, the Board agreed to further forego the Board Stock Option Grants until the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution.

(4) Board term ended in May 2023 without standing for re-election at the 2023 annual meeting of stockholders.

Non-Employee Director Compensation Arrangements

Overview and Philosophy

The compensation program for Tesla's non-employee directors is designed to be consistent with our compensation philosophy for our employees, with an emphasis on equity-based compensation over cash in order to align the value of their compensation with the market value of our stock, and consequently, with the long-term interests of our stockholders. Moreover, while we offer to our general employee population restricted stock units that will retain some value even if the market value of our stock decreases, the equity-based compensation to our directors has been exclusively in the form of stock options, which have zero initial value and accumulate value, if at all, only to the extent that our stock price increases following their grant, through the applicable vesting dates and until such stock options are ultimately exercised and the underlying shares are sold. The remaining portion of our directors' compensation has consisted of cash retainer payments that are relatively modest compared to peer companies and that may be waived at the election of each director. Consequently, a large portion and in some cases, the entirety, of each of our non-employee directors' compensation is entirely at risk, and fluctuating stock prices have at times resulted in 100% of the vested stock options then held by each of our non-employee directors being out-of-the-money.

In 2020 and 2021, the Compensation Committee reviewed the Director Compensation Policy with the aid of Compensia and in light of Tesla's exceptional performance and commitment to at-risk director compensation in the form of annual stock option awards to ensure continued alignment of the interests of directors with those of Tesla's stockholders. Following such review, the Compensation Committee recommended that the Board approve a resolution that all existing directors forego any automatic grants of annual stock option awards under the Director Compensation Policy or otherwise previously approved by the Board until July 2022 unless the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. In June 2021, the Board unanimously approved and adopted this resolution and in May 2022, the Board agreed to further forego the Board Stock Option Grants until the Board earlier acts to amend the Director Compensation Policy or otherwise amends such resolution. The Compensation Committee intends to make further recommendations with respect to the Board's compensation program for directors, if any, who join the Board after the date of this resolution, as well as for future periods of service by existing directors, following further periodic reviews.

Other Information

If, following a change in control of Tesla, the service of a non-employee director is terminated, all stock options granted to the director shall fully vest and become immediately exercisable.

Non-employee directors may also have their travel, lodging and related expenses associated with attending Board or Board committee meetings reimbursed by Tesla.

On June 17, 2020, a stockholder filed a Verified Stockholder Derivative Complaint in the Delaware Court of Chancery against Mr. Musk and certain current and former Tesla Directors in connection with the Tesla Board's approval of director compensation awards from 2017 through 2020. On July 14, 2023, the parties filed a Stipulation and Agreement of Compromise and Settlement with the Court, which would finally resolve the matter if approved. On October 13, 2023, a settlement approval hearing was held in the Delaware Court of Chancery. The approval of the settlement was taken under advisement by the Court and a decision is pending.

Pledging of Shares

The ability of our directors and executive officers to pledge Tesla stock for personal loans and investments is inherently related to their compensation due to our use of equity awards and promotion of long-termism and an ownership culture. Moreover, providing these individuals flexibility in financial planning without having to rely on the sale of shares aligns their interests with those of our stockholders.

In order to mitigate the risk of forced sales of pledged shares, the Board has a policy that limits pledging of Tesla stock by our directors and executive officers. Pursuant to this policy, directors and executive officers may pledge their stock (exclusive of options, warrants, restricted stock units or other rights to purchase stock) as collateral for loans and investments, provided that the maximum aggregate loan or investment amount collateralized by such pledged stock does not exceed, (i) with respect to our CEO, the lesser of $3.5 billion or twenty-five percent (25%) of the total value of the pledged stock, or (ii) with respect to our directors and officers other than our CEO, fifteen percent (15%) of the total value of the pledged stock.

Example: A director (other than our CEO) pledges 1,000 shares as collateral for a loan, and the current stock price is $800 per share. The director may borrow up to 15% of 1,000 x $800, or $120,000, against such shares. If the stock price later increases to $1,600 per share, the director may borrow up to an additional $120,000 against the pledged shares. If the director borrows the full allowable amount of $240,000 and the stock price then decreases to $1,200, the director must repay $60,000 to maintain compliance with the 15% limit under the pledging policy.

See "*Ownership of Securities*" below for information regarding any shares pledged by our directors or executive officers as of March 31, 2024; however, such pledging does <u>not</u> indicate the extent to which there may be actual borrowings against such shares as of such date, which may be substantially less than the value of the shares pledged. As of December 31, 2023, based on written representations of our directors and executive officers to the Company, the aggregate loan or investment amount collateralized by our directors and executive officers' pledged shares was less than 1% of the total value of the pledged shares.

We require our directors and executive officers to make written representations, at least annually, that he or she is in compliance with our pledging policy. If a director or executive officer wishes to take a loan collateralized by pledged stock, Tesla management works with the director or executive officer during the original loan approval, and subsequently monitors compliance with this policy by regularly reviewing and requesting updates from the applicable director or executive officer on his or her pledged stock amount and loan amount. If necessary, Tesla management will report to the Board or its committees the extent to which any officer or director has pledged shares of Company stock. We believe that this monitoring is effective and includes appropriate controls, and we have confirmed that each of our directors and executive officers who have pledged stock are and have been compliant with this policy since our last confirmation.

Equity Compensation Plan Information

The following table summarizes the number of securities underlying outstanding options, stock awards, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Tesla's equity compensation awards as of December 31, 2023.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders	363,015,615	35.11	228,813,959[3]
Equity compensation plans not approved by security holders	92,999[4]	37.03	—
Total	363,108,614	35.11	228,813,959

(1) Consists of options to purchase shares of our common stock, including the 2018 CEO Performance Award, and restricted stock unit awards representing the right to acquire shares of our common stock.

(2) The weighted average exercise price is calculated based solely on the outstanding stock options. It does not take into account the shares issuable upon vesting of outstanding restricted stock unit awards, which have no exercise price.

(3) Consists of 131,051,756 shares remaining available for issuance under the 2019 Plan, and 97,762,203 shares remaining available for issuance under the Tesla, Inc, 2019 Employee Stock Purchase Plan.

(4) Consists of outstanding stock options and restricted stock unit awards that were assumed in connection with acquisitions. No additional awards may be granted under the acquired plans.

Certain Relationships and Related Person Transactions

Review of Related Person Transactions

In accordance with the charter for the Audit Committee of the Board and our written Policies and Procedures with Respect to Related Person Transactions ("RPT Policy"), our Audit Committee reviews and approves any related person transactions.

For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

Under the RPT Policy, the Audit Committee must review and approve all transactions in which (i) Tesla or one of its subsidiaries is a participant, (ii) the amount involved exceeds $120,000 and (iii) a related person has a direct or indirect material interest, other than transactions available to all Tesla employees generally.

In assessing a related person transaction brought before it for approval the Audit Committee considers, among other factors, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. The Audit Committee may then approve or disapprove the transaction in its discretion, or may request additional information.

Related person transactions will be disclosed in the applicable SEC filing as required by the rules of the SEC.

Related Person Transactions

Elon Musk is an executive officer, director and/or significant stockholder of SpaceX, X and TBC.

SpaceX is party to certain commercial, licensing and support agreements with Tesla. Under these agreements, SpaceX incurred expenses of approximately $2.1 million in 2023 and approximately $0.8 million through February 2024.

Since April 2016, SpaceX has invoiced Tesla for our use of an aircraft owned and operated by SpaceX at rates determined by Tesla and SpaceX, subject to rules of the Federal Aviation Administration governing such arrangements. Tesla incurred expenses of approximately $0.7 million in 2023 and approximately $0.1 million through February 2024.

X is party to certain commercial, consulting and support agreements with Tesla. Under these agreements, X incurred expenses of approximately $1 million in 2023 and approximately $0.02 million through February 2024, and Tesla incurred expenses of approximately $0.05 million in 2023 and approximately $0.03 million through February 2024. As part of a multi-platform advertising campaign, Tesla also directly or indirectly purchased advertising on X, which totaled approximately $0.2 million through February 2024.

TBC is party to commercial agreements with Tesla. Under these agreements, Tesla incurred expenses of approximately $0.2 million in 2023 and approximately $1 million through February 2024.

In December 2023, we entered into a service agreement with a security company, owned by Elon Musk and organized to provide security services concerning him, including in connection with his duties to and work for Tesla. Tesla incurred expenses of approximately $2.4 million for such security services in 2023 and approximately $0.5 million through February 2024, representing a portion of the total cost of security services concerning Elon Musk.

JB Straubel is the Chief Executive Officer of Redwood. Tesla is party to an agreement with Redwood to supply certain scrap materials. Under this agreement, Redwood incurred expenses of approximately $11.5 million in 2023 and approximately $6 million through February 2024.

Other Transactions

Tesla periodically does business with certain entities its directors are affiliated with. Such transactions are done on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

In the ordinary course of business, we enter into offer letters with our executive officers. We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. In relation to our CEO's exercise of stock options and sale of common stock from the 2012 CEO Performance Award, Tesla withheld the appropriate amount of taxes. However, given the significant amounts involved, our CEO entered into an indemnification agreement with us in November 2021 to indemnify the Company for additional taxes owed, if any.

Delinquent Section 16(a) Reports

Under Section 16 of the Exchange Act, Tesla's directors, executive officers and any persons holding more than 10% of the Tesla's common stock are required to report initial ownership of the Tesla common stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC, and Tesla is required to disclose in this proxy statement any failure to file required ownership reports by these dates. Based solely upon a review of forms filed with the SEC and the written representations of such persons for their 2023 fiscal year transactions, Tesla is aware of no late Section 16(a) filings.

Ownership of Securities

The following table sets forth certain information regarding the beneficial ownership of Tesla's common stock, as of March 31, 2024, for the following:

- each person (or group of affiliated persons) who is known by us to beneficially own 5% of the outstanding shares of our common stock;

- each of our non-employee directors;

- each of our executive officers named in the Summary Compensation Table of this proxy statement; and

- all current directors and executive officers of Tesla as a group.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Applicable percentage ownership is based on 3,188,965,775 shares of Tesla's common stock outstanding at March 31, 2024.

Unless otherwise indicated, all persons named below can be reached at Tesla, Inc., 1 Tesla Road, Austin, Texas 78725.

Beneficial Owner Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders		
Elon Musk[1]	715,022,706	20.5%
The Vanguard Group[2]	229,805,491	7.2%
Blackrock, Inc.[3]	188,797,465	5.9%
Named Executive Officers & Directors		
Elon Musk[1]	715,022,706	20.5%
Vaibhav Taneja[4]	1,063,544	*
Andrew Baglino[5]	1,218,669	*
Tom Zhu[6]	1,996,983	*
Zachary Kirkhorn[7]	193,790	*
Robyn Denholm[8]	1,490,069	*
Ira Ehrenpreis[9]	1,681,005	*
Joe Gebbia	111	*
James Murdoch[10]	1,427,295	*
Kimbal Musk[11]	1,950,470	*
JB Straubel	0	*
Kathleen Wilson-Thompson[12]	771,255	*
All current executive officers and directors as a group (10 persons)[13]	725,403,438	20.7%

*   Represents beneficial ownership of less than 1%.

(1)   Includes (i) 411,062,076 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003 and (ii) 303,960,630 shares issuable to Mr. Musk upon exercise of options exercisable within 60 days after March 31, 2024. Includes 238,441,261 shares pledged as collateral to secure certain personal indebtedness.

(2)   Includes shares beneficially owned by The Vanguard Group, of which The Vanguard Group has shared voting power over 3,719,744 shares, sole dispositive power over 217,847,966 shares and shared dispositive power over 11,957,525 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. The foregoing information is based solely on Schedule 13G of The Vanguard Group filed on February 13, 2024, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(3)   Includes shares beneficially owned by BlackRock, Inc., of which Blackrock, Inc. has sole voting power over 169,527,462 shares and sole dispositive power over 188,797,465 shares. The address for Blackrock, Inc. is 50 Hudson Yards, New York, NY 10001. The foregoing information is based solely on Schedule 13G of Blackrock, Inc. filed on January 29, 2024, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(4)   Includes 958,512 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024.

(5)   Mr. Baglino departed Tesla in April 2024. Includes 1,187,439 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024.

(6)   Includes 1,933,812 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024.

(7)   Mr. Kirkhorn transitioned from his previous role as Master of Coin and Chief Financial Officer effective August 2023. This beneficial ownership information is partially based on his most recent Form 4, which was filed on August 4, 2023.

(8)   Includes 1,475,069 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024.

(9)   Includes 1,110,000 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024.

(10) Includes (i) 157,275 shares held by the Seven Hills Trust and (ii) 1,270,020 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024.

(11) Includes 341,750 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024. Includes 1,608,720 shares pledged as collateral to secure certain personal indebtedness.

(12) Includes 765,855 shares issuable upon exercise of options exercisable within 60 days after March 31, 2024.

(13) Includes 311,815,648 shares issuable upon exercise of options held by our current executive officers and directors within 60 days after March 31, 2024.

Audit Related Matters

Members

ROBYN DENHOLM (CHAIR)

JOE GEBBIA

JAMES MURDOCH

Composition

Our Audit Committee is composed of three directors: Robyn Denholm (chair), Joe Gebbia and James Murdoch. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements under Nasdaq listing standards and applicable securities laws. The Board has determined that Ms. Denholm is an "audit committee financial expert" as defined in the rules of the SEC.

Oversight

The Audit Committee assists the Board in fulfilling its responsibilities by:

- Providing oversight, recommendations, and under specified thresholds, approvals, regarding significant financial matters and investment practices, including any material acquisitions and divestitures;

- Monitoring the integrity of Tesla's financial statements and Tesla's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; and

- Reviewing the adequacy and effectiveness of Tesla's internal control policies and procedures in addition to Tesla's risk management, data privacy and data security.

In addition to overseeing key risks in the areas of data security and privacy, crisis risk management, ethics and compliance, and ESG, as discussed below, the Audit Committee is also responsible for overseeing risks in other areas of our business and operation.

Additional Key Objectives

Data Security

The Audit Committee is responsible for reviewing the adequacy and effectiveness of Tesla's policies and practices with respect to data security risk exposures, and providing oversight over Tesla's data security policies and monitoring programs. The Audit Committee receives regular updates from senior management, including our Chief Information Officer, on data security risk reviews of Tesla's key business segments and products, procedures to assess and address data security risk, and the effectiveness of data security technologies and solutions deployed internally.

Data Privacy

Privacy is integral to our business and Tesla is committed to the protection of the personal data which it processes as part of its business and on behalf of customers. We have established a robust global privacy program with oversight by executive management, an independent Data Protection Officer for our European regulated entities, and, at the Board level, our Audit Committee. Our governance and accountability measures promote core principles of data privacy, while the collaborative effort between our Information Security Team and Legal Team enables us to meet our regulatory requirements and demonstrate compliance.

Crisis Risk Management

In response to extraordinary events, the Audit Committee receives regular updates from senior management.

Ethics

The Audit Committee has oversight of Tesla's compliance with legal, regulatory and ethical compliance programs. The Audit Committee has established procedures for the receipt, retention, and treatment of complaints about accounting, internal accounting controls or audit matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or audit matters. We encourage employees and third parties to report concerns about our accounting controls, auditing matters or any other ethical wrongdoing. To report such a concern, please visit https://digitalassets.tesla.com/tesla-contents/image/upload/Business_Code_Of_Ethics where you will find various reporting options.

Environmental, Social & Governance

The Audit Committee is responsible for reviewing and discussing the assessment of the Company's annual Impact Report, and, as deemed appropriate, other ESG-related disclosures.

Selection & Oversight of External Auditor

The Audit Committee appoints, compensates, oversees and manages Tesla's relationship with its independent registered public accounting firm, which reports directly to the Audit Committee. In selecting PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, the Audit Committee annually evaluates the firm's qualifications and performance; the quality and candor of their communications with the Audit Committee and the Company; independence and integrity; efficiency and the appropriateness of fees; benefits of audit firm or lead partner rotations and the comprehensiveness of evaluations of internal controls. The Audit Committee also considers the relative costs, benefits, challenges and other potential impacts of selecting a different independent public accounting firm.

In reviewing and approving audit and non-audit service fees, the Audit Committee considers a number of factors, including the scope and quality of work, as well as an assessment of the impact on auditor independence of non-audit fees and services. During the course of the fiscal year, the Audit Committee is given regular updates regarding audit related and non-audit related fees.

Audit Committee Report

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of the integrity of Tesla's consolidated financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the organization and performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm.

The management of Tesla is responsible for establishing and maintaining internal controls and for preparing Tesla's consolidated financial statements. The independent registered public accounting firm is responsible for auditing the financial statements. It is the responsibility of the Audit Committee to oversee these activities.

The Audit Committee has:

- Reviewed and discussed the audited financial statements with Tesla management and with PricewaterhouseCoopers LLP, Tesla's independent registered public accounting firm;

- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP their independence.

Based upon these discussions and review, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Tesla's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the United States Securities and Exchange Commission.

Members of the Audit Committee:

Robyn Denholm (Chair)

Joe Gebbia

James Murdoch

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Other Matters

Tesla knows of no other matters to be submitted at the 2024 Annual Meeting. If any other matters properly come before the 2024 Annual Meeting, it is the intention of the persons named in the proxy card to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the proxy, whether through telephonic or Internet voting or, alternatively, by using a paper copy of the proxy card that has been requested.

It is important that your shares be represented at the 2024 Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the proxy card or, if so requested, by executing and returning, at your earliest convenience, the proxy card in the envelope that will have been provided.

THE BOARD OF DIRECTORS

Austin, Texas
April 29, 2024

Questions and Answers About the 2024 Annual Meeting and Procedural Matters

Q   **Why am I receiving these proxy materials?**

A   The Board of Tesla has made available on the Internet or is providing to you in printed form these proxy materials. We do this in order to solicit voting proxies for use at Tesla's 2024 Annual Meeting to be held June 13, 2024, at 3:30 p.m. Central Time, and at any adjournment or postponement thereof. If you are a stockholder of record and you submit your proxy to us, you direct certain of our officers to vote your shares of Tesla common stock in accordance with the voting instructions in your proxy. If you are a beneficial owner and you follow the voting instructions provided in the notice you receive from your broker, bank or other intermediary, you direct such organization to vote your shares in accordance with your instructions. These proxy materials are being made available or distributed to you on or about April 29, 2024. As a stockholder, you are invited to attend the 2024 Annual Meeting and we request that you vote on the proposals described in this proxy statement.

Q   **Can I attend the 2024 Annual Meeting?**

A   Tesla expects to accommodate a limited number of stockholders in person at the 2024 Annual Meeting due to capacity restrictions. To maximize fairness, Tesla will conduct a random drawing to determine stockholders' eligibility to attend in person. If you were a stockholder of record or a beneficial owner at the close of business on April 15, 2024 (the "Record Date"), you must register on our stockholder platform at www.tesla.com/teslaaccount/ subscription-preferences to be eligible for the drawing. The drawing will be held strictly in accordance with the rules and terms described at www.tesla.com/2024shareholdermeeting, and we will be unable to make any exceptions.

In addition, you may attend the 2024 Annual Meeting virtually via the Internet at http://www.virtualshareholdermeeting.com/TSLA2024. The meeting will begin at 3:30 p.m. Central Time. If you choose to attend the 2024 Annual Meeting virtually via the Internet, we encourage you to access the meeting prior to the start time leaving ample time for log-in.

Q   **Where is the 2024 Annual Meeting?**

A   The 2024 Annual Meeting will be held at Gigafactory Texas, located at 1 Tesla Road, Austin, Texas 78725, and virtually via the Internet at http://www.virtualshareholdermeeting.com/ TSLA2024. Stockholders who are elected in the random drawing may request directions to the 2024 Annual Meeting in person by contacting our investor relations at ir@tesla.com.

Q   **Will I be able to view the 2024 Annual Meeting via the Internet?**

A   Yes. You may attend the 2024 Annual Meeting virtually via the Internet at http://www.virtualshareholdermeeting.com/TSLA2024. We will also webcast the 2024 Annual Meeting live via the Internet at www.tesla.com/2024shareholdermeeting.

Q **Who is entitled to vote at the 2024 Annual Meeting?**

A You may vote your shares of Tesla common stock if you owned your shares at the close of business on the Record Date. You may cast one vote for each share of common stock held by you as of the Record Date on all matters presented. See the questions entitled "**How can I vote my shares in person at the 2024 Annual Meeting?**", "**How can I vote my shares virtually at the 2024 Annual Meeting?**" and "**How can I vote my shares without attending the 2024 Annual Meeting?**" below for additional details.

As of the Record Date, we had 3,189,110,359 shares of common stock outstanding and entitled to vote at the 2024 Annual Meeting.

Q **What is the difference between holding shares as a stockholder of record or as a beneficial owner?**

A You are the "stockholder of record" of any shares that are registered directly in your name with Tesla's transfer agent, Computershare Trust Company, N.A. **A minority of our stockholders are stockholders of record**. We have sent the Notice of Internet Availability directly to you if you are a stockholder of record. As a stockholder of record, you may grant your voting proxy directly to Tesla or to a third party or vote in person at the 2024 Annual Meeting as described more fully below.

You are the "beneficial owner" of any shares (which are considered to be held in "street name") that are held on your behalf by a brokerage account or by a bank or another intermediary that is the stockholder of record for those shares. **The vast majority of our stockholders are beneficial owners**. If you are a beneficial owner, you did not receive a Notice of Internet Availability directly from Tesla, but your broker, bank or other intermediary forwarded you a notice together with voting instructions for directing that organization how to vote your shares. **You may also attend the 2024 Annual Meeting in person (if you are eligible per our random drawing to attend in person), but because a beneficial owner is not a stockholder of record, you may not vote in person at the 2024 Annual Meeting unless you obtain a "legal proxy" from the organization that holds your shares, giving you the right to vote the shares at the 2024 Annual Meeting.**

Q **How can I vote my shares in person at the 2024 Annual Meeting?**

A You may vote shares for which you are the stockholder of record in person at the 2024 Annual Meeting. You may vote shares for which you are the beneficial owner in person at the 2024 Annual Meeting only if you obtain a "legal proxy" from the broker, bank or other intermediary that holds your shares, giving you the right to vote the shares. Even if you plan to attend the 2024 Annual Meeting, we recommend that you also direct the voting of your shares as described below in the question entitled **"How can I vote my shares without attending the 2024 Annual Meeting?"** so that your vote will be counted even if you later decide not to attend the 2024 Annual Meeting.

Q **How can I vote my shares virtually at the 2024 Annual Meeting?**

A In order to join, submit questions and vote virtually via the Internet at the 2024 Annual Meeting, you will need a 16-digit secure "control number" unique to you, which you may obtain as follows.
- If you are a "stockholder of record" with shares registered directly in your name with our transfer agent, Computershare Trust Company, N.A. (a minority of Tesla stockholders), you can find the control number on the Notice of Internet Availability or paper proxy card that was sent to you.

- If you are a beneficial owner of shares held in street name:

  » The voting instruction form sent to you by your broker, bank or other nominee should indicate whether the institution has a process for beneficial holders to provide voting instructions over the Internet or by telephone. If your bank or brokerage firm gives you this opportunity, the voting instructions from the bank or brokerage firm that accompany these proxy materials will tell you how to use the Internet or telephone to direct the vote of shares held in your account.

  » If your voting instruction form does not include Internet or telephone information, please complete, and return the voting instruction form in the self-addressed, postage-paid envelope provided by your broker. Stockholders who vote by proxy or by telephone need not return a proxy card or voting instruction form by mail.

Even if you plan to attend the 2024 Annual Meeting virtually via the Internet, we recommend that you also direct the voting of your shares as described below in the question entitled **"How can I vote my shares without attending the 2024 Annual Meeting?"** so that your vote will be counted even if you later decide not to attend the 2024 Annual Meeting.

Q **How can I vote my shares without attending the 2024 Annual Meeting?**

A Whether you hold shares as a stockholder of record or a beneficial owner, you may direct how your shares are voted without attending the 2024 Annual Meeting by the following means:

By Internet — Stockholders of record with Internet access may submit proxies by following the voting instructions on the Notice of Internet Availability until 10:59 a.m., Central Time on June 12, 2024. If you are a beneficial owner of shares held in street name, please check the voting instructions in the notice provided by your broker, bank or other intermediary for Internet voting availability.

By telephone — Stockholders of record who live in the United States (or its territories) or Canada may request a paper proxy card from Tesla by following the procedures in the Notice of Internet Availability, and submit proxies by following the applicable "Vote by Phone" instructions on the proxy card. If you are a beneficial owner of shares held in street name, please check the voting instructions in the notice provided by your broker, bank or other intermediary for telephone voting availability.

By mail — Stockholders of record may request a paper proxy card from Tesla by following the procedures in the Notice of Internet Availability. If you elect to vote by mail, please complete, sign and date the proxy card where indicated and return it in the prepaid envelope included with the proxy card. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. If you are a beneficial owner of shares held in street name, you may vote by mail by completing, signing and dating the voting instructions in the notice provided by your broker, bank or other intermediary and mailing it in the accompanying pre-addressed envelope.

Q **How many shares must be present or represented to conduct business at the 2024 Annual Meeting?**

A The stockholders of record of a majority of the shares entitled to vote at the 2024 Annual Meeting must either (i) be present in person or virtually via the Internet at the 2024 Annual Meeting or (ii) have properly submitted a proxy in order to constitute a quorum at the 2024 Annual Meeting.

Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present, and therefore are included for the purposes of determining whether a quorum is present at the 2024 Annual Meeting. A broker "non-vote" occurs when an organization that is the stockholder of record that holds shares for a beneficial owner, and which is otherwise counted as present or represented by proxy, does not vote on a particular proposal because that organization does not have discretionary voting power under applicable regulations to vote on that item and has not received specific voting instructions from the beneficial owner.

Q   What proposals will be voted on at the 2024 Annual Meeting?

A   The proposals scheduled to be voted on at the 2024 Annual Meeting are:

TESLA PROPOSALS

» A Tesla proposal to elect two Class II directors listed in this proxy statement to serve for a term of three years, or until their respective successors are duly elected and qualified ("Proposal One");

» A Tesla proposal to approve executive compensation on a non-binding advisory basis ("Proposal Two");

» A Tesla proposal to approve the redomestication of Tesla from Delaware to Texas by conversion ("Proposal Three");

» A Tesla proposal to ratify the 100% performance-based stock option award to Elon Musk that was proposed to and approved by our stockholders in 2018 ("Proposal Four");

» A Tesla proposal to ratify the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2024 ("Proposal Five");

STOCKHOLDER PROPOSALS

» A stockholder proposal regarding reduction of director terms to one year, if properly presented ("Proposal Six");

» A stockholder proposal regarding simple majority voting provisions in our governing documents, if properly presented ("Proposal Seven");

» A stockholder proposal regarding annual reporting on anti-harassment and discrimination efforts, if properly presented ("Proposal Eight");

» A stockholder proposal regarding adoption of a freedom of association and collective bargaining policy, if properly presented ("Proposal Nine");

» A stockholder proposal regarding reporting on effects and risks associated with electromagnetic radiation and wireless technologies, if properly presented ("Proposal Ten");

» A stockholder proposal regarding adopting targets and reporting on metrics to assess the feasibility of integrating sustainability metrics into senior executive compensation plans, if properly presented ("Proposal Eleven"); and

» A stockholder proposal regarding committing to a moratorium on sourcing minerals from deep sea mining, if properly presented ("Proposal Twelve").

Q What is the voting requirement to approve each of the proposals?

A

Proposal	Vote Required	Broker Discretionary Voting Allowed
Proposal One — Tesla proposal to elect two Class II directors	Majority of the shares present in person or represented by proxy and entitled to vote on the election of directors	No
Proposal Two — Tesla proposal to approve executive compensation on a non-binding advisory basis	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Three — Tesla proposal to approve the redomestication of Tesla from Delaware to Texas by conversion	(1) Majority of the outstanding shares of stock of Tesla entitled to vote thereon, and (2) majority of the voting power of the shares of Tesla stock not owned, directly or indirectly, by Mr. Musk or Kimbal Musk, present in person or represented by proxy and entitled to vote thereon	No
Proposal Four — Tesla proposal to ratify the 100% performance-based stock option award to Elon Musk that was proposed to and approved by our stockholders in 2018	(1) Majority of the total votes of shares of Tesla common stock cast in person or by proxy on the proposal, pursuant to the rules of The Nasdaq Stock Market LLC, (2) majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the proposal, pursuant to Tesla's amended and restated bylaws and (3) majority of the total votes of shares of Tesla common stock not owned, directly or indirectly, by Mr. Musk or Kimbal Musk, cast in person or by proxy on the proposal, pursuant to the resolutions of the Board approving the Ratification	No
Proposal Five — Tesla proposal to ratify the appointment of independent registered public accounting firm	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	Yes
Proposal Six — Stockholder proposal regarding reduction of director terms to one year, if properly presented	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Seven — Stockholder proposal regarding simple majority voting provisions in our governing documents, if properly presented	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Eight — Stockholder proposal regarding on anti-harassment and discrimination	Majority of the shares present in person or represented by proxy and entitled to vote on the subject	No

Proposal	Vote Required	Broker Discretionary Voting Allowed
efforts, if properly presented	matter	
Proposal Nine — Stockholder proposal regarding adoption of a freedom of association and collective bargaining policy, if properly presented	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Ten — Stockholder proposal regarding reporting on effects and risks associated with electromagnetic radiation and wireless technologies, if properly presented	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Eleven — Stockholder proposal regarding adopting targets and reporting on metrics to assess the feasibility of integrating sustainability metrics into senior executive compensation plans, if properly presented	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No
Proposal Twelve — Stockholder proposal regarding committing to a moratorium on sourcing minerals from deep sea mining, if properly presented	Majority of the shares present in person or represented by proxy and entitled to vote on the subject matter	No

Q How are votes counted?

A All shares entitled to vote and that are voted in person at the 2024 Annual Meeting will be counted, and all shares represented by properly executed and unrevoked proxies received prior to the 2024 Annual Meeting will be voted at the 2024 Annual Meeting as indicated in such proxies. You may vote "**FOR**," "**AGAINST**" or "**ABSTAIN**" on each of the nominees for election as director (Proposal One), and on each of Proposals Two, Three, Four, Five, Six, Seven, Eight, Nine, Ten, Eleven and Twelve.

With respect to the election of directors, Tesla's bylaws provide that in an uncontested election, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter is required to elect a director. Abstentions with respect to any director nominee (Proposal One) or any of Proposals Two, Three, Four (under the Bylaws Standard), Five, Six, Seven, Eight, Nine, Ten, Eleven and Twelve will have the same effect as a vote against such nominee or Proposal. Consequently, each director nominee will be elected, and each of Proposals Two, Three, Four (under the Bylaws Standard), Five, Six, Seven, Eight, Nine, Ten, Eleven and Twelve will be approved or ratified, as applicable, only if the number of shares voted "**FOR**" such nominee or Proposal exceeds the total number of shares voted "**AGAINST**" or to "**ABSTAIN**" with respect to such nominee or Proposal. For Proposal Four, under the NASDAQ Standard or the Ratification Disinterested Standard, abstentions shall have no effect on the Ratification.

Q **What is the effect of not casting a vote or if I submit a proxy but do not specify how my shares are to be voted?**

A If you are a stockholder of record and you do not vote by proxy card, by telephone or via the Internet before the 2024 Annual Meeting, or in person or virtually via the Internet at the 2024 Annual Meeting, your shares will not be voted at the 2024 Annual Meeting. If you submit a proxy, but you do not provide voting instructions, your shares will be voted in accordance with the recommendation of the Board (or, if there is no recommendation of the Board on a Proposal, your shares will not be voted on such Proposal).

If you are a beneficial owner and you do not provide the organization that is the stockholder of record for your shares with voting instructions, the organization will determine if it has the discretionary authority to vote on the particular matter. Under applicable regulations, brokers and other intermediaries have the discretion to vote on routine matters, such as Proposal Five, but do not have discretion to vote on non-routine matters such as Proposals One, Two, Three, Four, Six, Seven, Eight, Nine, Ten, Eleven and Twelve. Therefore, if you do not provide voting instructions to that organization, it may vote your shares only on Proposal Five and any other routine matters properly presented for a vote at the 2024 Annual Meeting.

Q **What is the effect of a broker "non-vote"?**

A An organization that holds shares of Tesla's common stock for a beneficial owner will have the discretion to vote on routine proposals if it has not received voting instructions from the beneficial owner at least ten days prior to the 2024 Annual Meeting. A broker "non-vote" occurs when a broker, bank or other intermediary that is otherwise counted as present or represented by proxy does not receive voting instructions from the beneficial owner and does not have the discretion to vote the shares. A broker "non-vote" will be counted for purposes of calculating whether a quorum is present at the 2024 Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal as to which that broker "non-vote" occurs. Thus, a broker "non-vote" will not impact our ability to obtain a quorum for the 2024 Annual Meeting and will not otherwise affect the approval by a majority of the votes present in person or represented by proxy and entitled to vote of any of the Proposals One, Two, Four, Six, Seven, Eight, Nine, Ten, Eleven and Twelve.

With respect to Proposal Three, broker non-votes will have the same effect as votes against (under the Conversion Standard).

As described above, broker non-votes are not expected to occur in connection with Proposal Five.

Q **How does the Board recommend that I vote?**

A The Board recommends that you vote your shares:

» "**FOR**" the two nominees for election as Class II directors ("Proposal One");

» "**FOR**" the approval, by non-binding advisory vote, of executive compensation ("Proposal Two");

» "**FOR**" the approval of the redomestication of Tesla from Delaware to Texas by conversion ("Proposal Three");

» "**FOR**" the ratification of the 100% performance-based stock option award to Elon Musk that was proposed to and approved by our stockholders in 2018 ("Proposal Four");

» **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2024 ("Proposal Five");

» **"AGAINST"** the approval of the stockholder proposal regarding reduction of director terms to one year ("Proposal Six");

» **"AGAINST"** the approval of the stockholder proposal regarding simple majority voting provisions in our governing documents ("Proposal Seven");

» **"AGAINST "** the approval of the stockholder proposal regarding annual reporting on anti-harassment and discrimination efforts ("Proposal Eight");

» **"AGAINST "** the approval of the stockholder proposal adoption of a freedom of association and collective bargaining policy ("Proposal Nine");

» **"AGAINST"** the approval of the stockholder proposal regarding reporting on effects and risks associated with electromagnetic radiation and wireless technologies ("Proposal Ten");

» **"AGAINST"** the approval of the stockholder proposal regarding adopting targets and reporting on metrics to assess the feasibility of integrating sustainability metrics into senior executive compensation plans ("Proposal Eleven"); and

» **"AGAINST"** the approval of the stockholder proposal regarding committing to a moratorium on sourcing minerals from deep sea mining ("Proposal Twelve").

Q **What happens if additional matters are presented at the 2024 Annual Meeting?**

A If any other matters are properly presented for consideration at the 2024 Annual Meeting, including, among other things, consideration of a motion to adjourn the 2024 Annual Meeting to another time or place, the persons named as proxy holders, Vaibhav Taneja and Brandon Ehrhart, or either of them, will have discretion to vote the proxies held by them on those matters in accordance with their best judgment. Tesla does not currently anticipate that any other matters will be raised at the 2024 Annual Meeting.

Q **Can I change my vote?**

A You retain the power to change or revoke you proxy at any time before it is voted at the 2024 Annual Meeting. If you are a stockholder of record, you may change your vote (i) by submitting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the voting methods described above in the question entitled "**How can I vote my shares without attending the 2024 Annual Meeting?**," (ii) by providing a written notice of revocation to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, with a copy sent by e-mail to shareholdermail@tesla.com, prior to your shares being voted, or (iii) by attending the 2024 Annual Meeting and voting in person or virtually via the Internet, which will supersede any proxy previously submitted by you. However, merely attending the meeting will not cause your previously granted proxy to be revoked unless you specifically request it.

If you are a beneficial owner of shares held in street name, you may generally change your vote by (i) submitting new voting instructions to your broker, bank or other intermediary or (ii) if you have obtained a "legal proxy" from the organization that holds your shares giving you the right to vote your shares, by attending the 2024 Annual Meeting and voting in person. However, please consult that organization for any specific rules it may have regarding your ability to change your voting instructions.

Q **What should I do if I receive more than one Notice of Internet Availability, notice from my broker, bank or other intermediary, or set of proxy materials?**

A You may receive more than one Notice of Internet Availability, notice from your broker, bank or other intermediary, or set of proxy materials, including multiple copies of proxy cards or voting instruction cards. For example, if you are a beneficial owner with shares in more than one brokerage account, you may receive a separate notice or voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability or proxy card. Please complete, sign, date and return each Tesla proxy card or voting instruction card that you receive, and/or follow the voting instructions on each Notice of Internet Availability or other notice you receive, to ensure that all your shares are voted.

Q **Is my vote confidential?**

A Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Tesla or to third parties, except: (i) as necessary for applicable legal requirements, (ii) to allow for the tabulation and certification of the votes and (iii) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to Tesla management.

Q **Who will serve as inspector of election?**

A The inspector of election will be The Carideo Group, an independent corporate election inspection service.

Q **Where can I find the voting results of the 2024 Annual Meeting?**

A We will publish final voting results in our Current Report on Form 8-K, which will be filed with the SEC and made available on its website at www.sec.gov within four (4) business days of the 2024 Annual Meeting.

Q **Who will bear the cost of soliciting votes for the 2024 Annual Meeting?**

A Tesla's Board of Directors is soliciting your vote for matters being submitted for stockholder approval at the 2024 Annual Meeting. Tesla will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to those beneficial owners. Our directors, officers and employees may also solicit proxies in person, telephonically, electronically or by other means. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses incurred in doing so.

We have retained Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, to aid in the solicitation. Pursuant to Tesla's agreement with Innisfree, they will, among other things, provide advice regarding proxy solicitation issues and solicit proxies from Tesla's stockholders on Tesla's behalf in connection with the 2024 Annual Meeting. For these and related advisory services, we will pay Innisfree a base fee of approximately $500,000 and a success fee in the event stockholders vote to approve Tesla's proposals, in an amount of up to 100% of the base fee, as well as reimburse them for certain out-of-pocket disbursements and expenses. The actual amount finally spent could be higher or lower depending on changing facts and circumstances in connection with this solicitation.

Q **What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?**

A You may submit proposals, including recommendations of director candidates, for consideration at future stockholder meetings.

For inclusion in Tesla's proxy materials — Stockholders may present proper proposals for inclusion in Tesla's proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing in a timely manner to:

Tesla, Inc.
1 Tesla Road
Austin, Texas 78725
Attention: Legal Department — Shareholder Mail

with a copy sent by e-mail to **shareholdermail@tesla.com**.

Any correspondence that is not addressed precisely in accordance with the foregoing, including any correspondence directed to a specific individual, may not be received timely or at all, and we strongly recommend that you also send such correspondence by e-mail and verify that you receive a confirmation of receipt from Tesla.

In order to be included in the proxy statement for the 2025 annual meeting of stockholders, stockholder proposals must be received in accordance with the above instructions no later than December 17, 2024, provided that if the date of the 2025 annual meeting of stockholders is more than 30 days from the one-year anniversary of the 2024 Annual Meeting, the deadline will instead be a reasonable time before we begin to print and send our proxy materials for the 2025 annual meeting of stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

Our bylaws also provide for a right of proxy access. This enables stockholders, under specified conditions, to include their nominees for election as directors in our proxy statement. Under our bylaws, a stockholder (or group of up to 20 stockholders) who has continuously owned at least 3% of the outstanding shares of our common stock for at least three consecutive years and has complied with the other requirements in our bylaws may nominate up to 20% of the Board and have such nominee(s) included in our proxy statement. To be timely, notice of nominees should be delivered to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department, with a copy sent by e-mail to shareholdermail@tesla.com, not less than 120 days nor more than 150 days prior to the one-year anniversary of the date on which Tesla mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, notice of nominees for our 2024 annual meeting of stockholders must be delivered to the address above not later than December 30, 2024 and not earlier than November 30, 2024.

To be brought at annual meeting — In addition, you can find in Tesla's bylaws an advance notice procedure for stockholders who wish to present certain matters, including nominations for the election of directors, at an annual meeting of stockholders without inclusion in Tesla's proxy materials.

In general, Tesla's bylaws provide that the Board will determine the business to be conducted at an annual meeting, including nominations for the election of directors, as specified in the Board's notice of meeting or as properly brought at the meeting by the Board. However, a stockholder may also present at an annual meeting any business, including nominations for the election of directors, specified in a written notice properly delivered within the Notice Period (as defined below), if the stockholder held shares at the time of the notice and the record date for the meeting. Such notice should be delivered to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department—Shareholder Mail, with a copy sent by e-mail to shareholdermail@tesla.com. The notice must contain specified information about the proposed business or nominees and about the proponent stockholder. If a stockholder who has delivered such a notice does not appear to present his or her proposal at the meeting, Tesla will not be required to present the proposal for a vote.

The "Notice Period" is the period not less than 45 days nor more than 75 days prior to the one-year anniversary of the date on which Tesla mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Period for the 2025 annual meeting of stockholders will start on February 13, 2025 and end on March 14, 2025. However, if the date of the 2025 annual meeting of stockholders is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the 2024 Annual Meeting, the Notice Period will instead start 120 days prior to the 2025 annual meeting of stockholders and end on the later of (i) 90 days prior to such meeting or (ii) the 10th day following our first public announcement of the date of the 2025 annual meeting of stockholders.

This is only a summary of the proxy access and advance notice procedures. Complete details regarding all requirements that must be met are found in our bylaws. You can obtain a copy of the relevant bylaw provisions by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Legal Department—Shareholder Mail, or to shareholdermail@tesla.com via e-mail, or by accessing Tesla's filings on the SEC's website at www.sec.gov.

All notices of proposals or director nominees by stockholders, whether or not requested for inclusion in Tesla's proxy materials, must be addressed precisely as prescribed in this section to be received timely or at all. We strongly recommend that you also send such correspondence by e-mail and verify that you receive a confirmation of receipt from Tesla.

Q **How may I obtain a separate copy of the Notice of Internet Availability or the proxy materials?**

A If you are a stockholder of record and share an address with another stockholder of record, each stockholder may not receive a separate copy of the Notice of Internet Availability, annual report or proxy materials. Stockholders may request to receive separate or additional copies of the Notice of Internet Availability, annual report or proxy materials by writing to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Investor Relations, or to ir@tesla.com. or Tesla, Inc., c/o Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling Broadridge at 1-866-540-7095. Upon such written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability and, if applicable, our annual report or proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. Stockholders who share an address and receive multiple copies of the Notice of Internet Availability or proxy materials can also request to receive a single copy by following the instructions above.

Q **Who can help answer my questions?**

A Please write to Tesla, Inc., 1 Tesla Road, Austin, Texas 78725, Attention: Investor Relations, or to ir@tesla.com via email.

**Plan of Conversion of
Tesla, Inc., a Delaware corporation,
into
Tesla, Inc., a Texas corporation**

This PLAN OF CONVERSION (this "**Plan**"), dated as of [•], 2024, is hereby adopted by Tesla, Inc., a Delaware corporation (the "**Converting Entity**"), in order to set forth the terms, conditions and procedures governing its conversion into, and continued existence as, Tesla, Inc., a Texas corporation (the "**Converted Entity**"), pursuant to Title 1, Chapter 10, Subchapter C of the Texas Business Organizations Code (the "**TBOC**").

WHEREAS, the Board of Directors of the Converting Entity has approved this Plan and the conversion of the Converting Entity into the Converted Entity (the "**Conversion**"), has adopted such resolutions as required pursuant to the terms of the Delaware General Corporation Law (the "**DGCL**"), and has submitted and recommended this Plan and the Conversion for approval by the stockholders of Converting Entity, and the stockholders of Converting Entity have validly approved this Plan and the Conversion in accordance with the requirements of the DGCL and the certificate of incorporation of the Converting Entity.

NOW, THEREFORE, Converting Entity does hereby adopt this Plan, as set forth below:

1. <u>Plan of Conversion</u>.

    a. The name of Converting Entity is "Tesla, Inc.", a Delaware corporation formerly known as Tesla Motors, Inc.

    b. The name of Converted Entity is "Tesla, Inc.", a Texas corporation.

    c. Converting Entity is continuing its existence, without lapse or interruption, in the organizational form of a Texas for-profit corporation under the name "Tesla, Inc."; that is, in the organizational form of the Converted Entity.

    d. The Converted Entity is to be a corporation and its jurisdiction of formation is the State of Texas.

    e. As of the Effective Time (as defined in Section 2), automatically by virtue of the Conversion and without any further action on the part of any person, each share of common stock (including restricted stock, which shall remain restricted), par value $0.001 per share, of Converting Entity shall convert into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of Converted Entity, and any warrant, option, restricted stock unit, equity or equity-based award, or other right to acquire any, or of any instrument to convert into or based on the value of, common stock or other equity security of Converting Entity shall from and after the Effective Time, be a warrant, option, restricted stock unit, equity or equity-based award or other right to acquire any, or of any instrument to convert into or based on the value of, the same amount of common stock or other equity securities of Converted Entity, respectively, and, if applicable, with the same exercise or purchase price per share. No shares of preferred stock are issued and outstanding as of the Effective Time.

    f. As of the Effective Time, automatically by virtue of the Conversion and without any further action on the part of any person, each employment letter or agreement, employee benefit plan or agreement, incentive compensation plan or agreement or other similar plan or agreement to which the Converting Entity is a party, or otherwise maintains, sponsors or contributes, shall continue to be a plan or agreement of the Converted Entity on the same terms and conditions and any references to the Converting Entity thereunder shall mean the Converted Entity on and after the Effective Time. To the extent that any such plan, letter or agreement provides for the issuance, or is otherwise based on the value, of common stock or other equity securities of the Converting Entity, as of the Effective Time, automatically by virtue of the Conversion and without any further action on the part of any person, such plan or agreement shall be deemed to provide for the issuance, or be based on the value, of common stock or other equity securities of the Converted Entity, respectively.

g. All of the outstanding certificates representing shares of common stock of the Converting Entity common stock immediately prior to the Effective Time shall be deemed for all purposes to continue to evidence ownership of and to represent the same number of shares of common stock of the Converted Entity.

h. As of the Effective Time, automatically by virtue of the Conversion and without any further action on the part of any person, each agreement to which the Converting Entity is a party, shall continue to be an agreement of the Converted Entity on the same terms and conditions and any references to the Converting Entity thereunder shall, on and after the Effective Time, mean the Converted Entity.

2. <u>Effective Time</u>. The Conversion will be consummated under the TBOC by filing with the Secretary of State of the State of Texas (a) a Certificate of Conversion in the form required by the TBOC (the "**Texas Certificate**") and executed in accordance with the relevant provisions of the TBOC and (b) a Certificate of Formation in the form attached hereto as **Exhibit A** (the "**Certificate of Formation**"). The time on which such Texas Certificate is accepted by the Texas Secretary of State shall be the "**Effective Time**". Simultaneously with the filing of the Texas Certificate, Converting Entity is authorized and empowered to take any such actions as may be necessary or prudent in connection with the Conversion under the DGCL.

3. <u>Effects of the Conversion</u>. The Conversion will have the effects set forth in the TBOC and, to the extent necessary, the DGCL, including without limitation the effects set forth in Section 1.c of this Plan. The Converted Entity will be responsible for the payment of all of the Converting Entity's fees and franchise taxes and will be responsible for all of its debts and liabilities.

4. <u>Governance of the Converted Entity</u>. On and after the Effective Time, the affairs of the Converted Entity shall be governed in accordance with the TBOC and the Certificate of Formation, and the Bylaws of the Converted Entity in substantially the form attached hereto as **Exhibit B**. Immediately after the Effective Time, the directors and officers of the Converting Entity shall continue as the directors and officers of the Converted Entity.

5. <u>Foreign Qualifications of Converted Entity</u>. For the purpose of authorizing the Converted Entity to do business in any state, territory, or dependency of the United States, including, but not limited to, Delaware, or of any foreign country in which it is necessary or expedient for the Converted Entity to transact business, the officers of the Converted Entity are hereby authorized and empowered to appoint and substitute all necessary agents or attorneys for service of process, to designate and to prepare, execute, and file, for and on behalf of the Converted Entity, all necessary certificates, reports, powers of attorney, and other instruments as may be required by the laws of such state, territory, dependency, or country to authorize the Converted Entity to transact business therein, and whenever it is expedient for the Converted Entity to cease doing business therein and withdraw therefrom, to revoke any appointment of agent or attorney for service of process, and to file such certificates, reports, revocation of appointment, or surrender of authority as may be necessary to terminate the authority of the Converted Entity to do business in any such state, territory, dependency, or country, and all actions taken by the officers of the Converted Entity prior to the Effective Time in furtherance of this Section 5 shall be, and each of them hereby is, approved, ratified and confirmed in all respects as the proper acts and deeds of the Converted Entity.

6. <u>Third Party Beneficiaries</u>. This Plan shall not confer any rights or remedies upon any person or entity other than as expressly provided herein. It being understood that, notwithstanding anything to the contrary in this Plan, no provision of this Plan is intended to, or does, confer any rights or remedies on any current or former employee or other service provider of the Converting Entity (nor any other individual associated therewith) and none of such individuals shall be regarded for any purpose as a third party beneficiary to this Plan.

7. <u>Severability.</u>   Whenever possible, each term and provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any term or provision of this Plan is held to be prohibited by or invalid under applicable law or in any jurisdiction, such term or provision will be ineffective only to the extent, of such prohibition or invalidity, without invalidating the remainder of this Plan. Upon the determination that any term or provision of this Plan is invalid, illegal or unenforceable, such term or provision shall be deemed amended in such jurisdiction, without further action on the part of any person or entity, to the limited extent necessary to render the same valid, legal or enforceable.

[*Signature Page Follows*]

IN WITNESS WHEREOF, Tesla, Inc., a Delaware corporation, has caused this Plan to be executed by its duly authorized representative as of the date first stated above.

Tesla, Inc.
a Delaware corporation

By: _____

Name:

Title:

CERTIFICATE OF FORMATION

OF

TESLA, INC.

a Texas corporation

Tesla, Inc., a corporation organized and existing under the laws of the State of Texas (the "**Corporation**"), hereby certifies as follows:

A.   Tesla, Inc. (formerly known as Tesla Motors, Inc.), a Delaware corporation (the "**Delaware Corporation**"), with its principal place of business at 1 Tesla Road, Austin, Texas 78725, was originally incorporated on July 1, 2003.

B.   The Delaware Corporation was converted into a corporation incorporated under the laws of the State of Texas under the name "Tesla, Inc." on [•] [•], 2024 pursuant to a plan of conversion, under which the Delaware Corporation converted to the Corporation.

ARTICLE I

The name of the Corporation is Tesla, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Texas is 1999 Bryan Street, Suite 900, Dallas, Texas 75201-3136. The name of its registered agent at such address is CT Corporation System. The initial mailing address of the Corporation is 1 Tesla Road, Austin, Texas 78725.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Texas Business Organizations Code (the "**TBOC**").

ARTICLE IV

4.1.   Authorized Capital Stock.   The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 6,100,000,000 shares, consisting of 6,000,000,000 shares of Common Stock, par value $0.001 per share (the "**Common Stock**"), and 100,000,000 shares of Preferred Stock, par value $0.001 per share (the "**Preferred Stock**").

4.2.   Increase or Decrease in Authorized Capital Stock.   The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, except as may be required by the TBOC, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 4.4 of this Article IV.

4.3.   Common Stock.

(a)   The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the shareholders on which the holders of shares of Common Stock are entitled to vote. Except as otherwise required by law or this certificate of formation (this "**Certificate of Formation**" which term, as used herein, shall mean the certificate of formation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock), and subject to the rights of the holders of Preferred Stock, at any annual or special meeting of the shareholders the

holders of shares of Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the shareholders; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Formation that relates solely to the terms, number of shares, powers, designations, preferences, or relative participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereon, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one more other such series, to vote thereon pursuant to this Certificate of Formation (including, without limitation, by any certificate of designations relating to any series of Preferred Stock) or pursuant to the TBOC. To the maximum extent permitted by the TBOC, but subject to the rights, if any, of the holders of Preferred Stock as specified in this Certificate of Formation or in any certificate of designation, and further subject to the Bylaws and the provisions of Article IX of this Certificate of Formation, the vote of shareholders holding a majority of the shares of stock entitled to vote on the matter then outstanding shall be sufficient to approve, authorize, adopt, or to otherwise cause the Corporation to take, or affirm the Corporation's taking of, any action, including any "fundamental business transaction" as defined in the TBOC.

(b)   Subject to the rights of the holders of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)   In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of Common Stock held by them.

4.4.   Preferred Stock.

(a)   The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions and to set forth in a certification of designations filed pursuant to the TBOC the powers, designations, preferences and relative, participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of Preferred Stock, including without limitation dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

(b)   The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Formation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

5.1.   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

5.2. Number of Directors; Initial Directors; Election; Term.

(a) The number of directors constituting the initial Board of Directors is eight (8) and their names and addresses are as follows:

Name	Address
1. Elon Musk	1 Tesla Road, Austin, Texas 78725
2. Robyn M. Denholm	1 Tesla Road, Austin, Texas 78725
3. Ira Ehrenpreis	1 Tesla Road, Austin, Texas 78725
4. Joe Gebbia	1 Tesla Road, Austin, Texas 78725
5. James Murdoch	1 Tesla Road, Austin, Texas 78725
6. Kimbal Musk	1 Tesla Road, Austin, Texas 78725
7. JB Straubel	1 Tesla Road, Austin, Texas 78725
8. Kathleen Wilson-Thompson	1 Tesla Road, Austin, Texas 78725

(b) Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the entire Board of Directors of the Corporation shall be fixed solely by the manner provided in the Bylaws.

(c) Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, effective upon the closing date (the "**Effective Date**") of the initial sale of shares of common stock in the Corporation's initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, the directors of the Corporation shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The initial assignment of members of the Board of Directors to each such class shall be made by the Board of Directors. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the shareholders following the Effective Date, the term of office of the initial Class II directors shall expire at the second annual meeting of the shareholders following the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the shareholders following the Effective Date. At each annual meeting of shareholders, commencing with the first regularly-scheduled annual meeting of shareholders following the Effective Date, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if the number of directors that constitutes the Board of Directors is changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(d) Notwithstanding the foregoing provisions of this Section 5.2, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal.

(e) Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

5.3. Removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, a director may be removed from office by the shareholders of the Corporation only for cause.

5.4. Vacancies and Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, and except as otherwise provided in the TBOC, vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled in any manner permitted by the TBOC, including by (a) the Board of Directors at any meeting of the Board of Directors by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or (b) a sole remaining director, in each case to the extent permitted by the TBOC. A person so elected or appointed to fill a vacancy or newly created directorship shall hold office until the next election

of the class for which such director shall have been assigned by the Board of Directors and until his or her successor shall be duly elected and qualified.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

7.1. <u>Action by Written Consent of Shareholders</u>.   Any action required or permitted by the TBOC to be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by all holders of shares entitled to vote on such action. Any such action taken by written consent shall be delivered to the Corporation at its principal office.

7.2. <u>Special Meetings</u>.   Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of shareholders of the Corporation may be called only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer, (to the extent required by the TBOC) the president, or by the holders of not less than 50% (or the highest percentage of ownership that may be set under the TBOC) of the Corporation's then outstanding shares of capital stock entitled to vote at such special meeting. The Board of Directors may postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the shareholders.

7.3. <u>Advance Notice</u>.   Advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VIII

8.1. <u>Limitation of Personal Liability</u>.   To the fullest extent permitted by the TBOC, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the TBOC is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC, as so amended. Any repeal or amendment of this Section 8.1 by the shareholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Formation inconsistent with this Section 8.1 will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors) and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal or amendment or adoption of such inconsistent provision.

8.2. <u>Indemnification</u>.   To the fullest extent permitted by the TBOC, as it presently exists or may hereafter be amended from time to time, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) its directors, officers and agents of the Corporation (and any other persons to which the TBOC permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Formation (including any rights, preferences or other designations of Preferred Stock), in the manner now or hereafter prescribed by this Certificate of Formation and the TBOC; and all rights, preferences and privileges herein conferred upon shareholders by and pursuant to this Certificate of Formation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provision of this Certificate of Formation, and in addition to any other vote that may be required by law or the terms of any series of

Preferred Stock, the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of this Certificate of Formation inconsistent with the purpose and intent of, Article V, Article VI, Article VII or this Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Article).

IN WITNESS WHEREOF, Tesla, Inc. has caused this Certificate of Formation to be signed by a duly authorized officer of the Corporation on this [•] day of [•], 2024.

By: _____

BYLAWS

OF

TESLA, INC.

(as in effect pursuant to the plan of conversion adopted on [•] [•], 2024)

TABLE OF CONTENTS

		Page
ARTICLE I — CORPORATE OFFICES		C-4
1.1	REGISTERED OFFICE	C-4
1.2	OTHER OFFICES	C-4
ARTICLE II — MEETINGS OF SHAREHOLDERS		C-4
2.1	PLACE OF MEETINGS	C-4
2.2	ANNUAL MEETING	C-4
2.3	SPECIAL MEETING	C-4
2.4	ADVANCE NOTICE PROCEDURES	C-4
2.5	NOTICE OF SHAREHOLDERS' MEETINGS	C-8
2.6	QUORUM	C-8
2.7	ADJOURNED MEETING; NOTICE	C-8
2.8	CONDUCT OF BUSINESS	C-9
2.9	VOTING	C-9
2.10	SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING	C-9
2.11	RECORD DATES	C-9
2.12	PROXIES	C-10
2.13	LIST OF SHAREHOLDERS ENTITLED TO VOTE	C-10
2.14	INSPECTORS OF ELECTION	C-10
2.15	PROXY ACCESS	C-11
ARTICLE III — DIRECTORS		C-16
3.1	POWERS	C-16
3.2	NUMBER OF DIRECTORS	C-16
3.3	ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS	C-16
3.4	RESIGNATION AND VACANCIES	C-16
3.5	PLACE OF MEETINGS; MEETINGS BY TELEPHONE	C-17
3.6	REGULAR MEETINGS	C-17
3.7	SPECIAL MEETINGS; NOTICE	C-17
3.8	QUORUM; VOTING	C-17
3.9	BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING	C-18
3.10	FEES AND COMPENSATION OF DIRECTORS	C-18
3.11	REMOVAL OF DIRECTORS	C-18
ARTICLE IV — COMMITTEES		C-18
4.1	COMMITTEES OF DIRECTORS	C-18
4.2	COMMITTEE MINUTES	C-18
4.3	MEETINGS AND ACTION OF COMMITTEES	C-18
4.4	SUBCOMMITTEES	C-19
ARTICLE V — OFFICERS		C-19
5.1	OFFICERS	C-19
5.2	APPOINTMENT OF OFFICERS	C-19
5.3	SUBORDINATE OFFICERS	C-19
5.4	REMOVAL AND RESIGNATION OF OFFICERS	C-19
5.5	VACANCIES IN OFFICES	C-20
5.6	REPRESENTATION OF SHARES OF OTHER CORPORATIONS	C-20

<table>
<tr><td></td><td></td><td style="text-align:right">Page</td></tr>
<tr><td>5.7</td><td>AUTHORITY AND DUTIES OF OFFICERS</td><td>C-20</td></tr>
<tr><td>5.8</td><td>THE CHAIRPERSON OF THE BOARD</td><td>C-20</td></tr>
<tr><td>5.9</td><td>THE VICE CHAIRPERSON OF THE BOARD</td><td>C-20</td></tr>
<tr><td>5.10</td><td>THE CHIEF EXECUTIVE OFFICER</td><td>C-20</td></tr>
<tr><td>5.11</td><td>THE PRESIDENT</td><td>C-20</td></tr>
<tr><td>5.12</td><td>THE VICE PRESIDENTS AND ASSISTANT VICE PRESIDENTS</td><td>C-20</td></tr>
<tr><td>5.13</td><td>THE SECRETARY AND ASSISTANT SECRETARIES</td><td>C-21</td></tr>
<tr><td>5.14</td><td>THE CHIEF FINANCIAL OFFICER AND ASSISTANT TREASURERS</td><td>C-21</td></tr>
<tr><td colspan="2">ARTICLE VI — STOCK</td><td>C-21</td></tr>
<tr><td>6.1</td><td>STOCK CERTIFICATES</td><td>C-21</td></tr>
<tr><td>6.2</td><td>SPECIAL DESIGNATION ON CERTIFICATES</td><td>C-21</td></tr>
<tr><td>6.3</td><td>LOST, STOLEN OR DESTROYED CERTIFICATES</td><td>C-22</td></tr>
<tr><td>6.4</td><td>DIVIDENDS</td><td>C-22</td></tr>
<tr><td>6.5</td><td>TRANSFER OF STOCK</td><td>C-22</td></tr>
<tr><td>6.6</td><td>STOCK TRANSFER AGREEMENTS</td><td>C-22</td></tr>
<tr><td>6.7</td><td>REGISTERED SHAREHOLDERS</td><td>C-22</td></tr>
<tr><td colspan="2">ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER</td><td>C-23</td></tr>
<tr><td>7.1</td><td>NOTICE OF SHAREHOLDERS' MEETINGS</td><td>C-23</td></tr>
<tr><td>7.2</td><td>NOTICE BY ELECTRONIC TRANSMISSION</td><td>C-23</td></tr>
<tr><td>7.3</td><td>NOTICE TO SHAREHOLDERS SHARING AN ADDRESS</td><td>C-23</td></tr>
<tr><td>7.4</td><td>WAIVER OF NOTICE</td><td>C-23</td></tr>
<tr><td colspan="2">ARTICLE VIII — INDEMNIFICATION</td><td>C-24</td></tr>
<tr><td>8.1</td><td>INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS</td><td>C-24</td></tr>
<tr><td>8.2</td><td>INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION</td><td>C-24</td></tr>
<tr><td>8.3</td><td>SUCCESSFUL DEFENSE</td><td>C-24</td></tr>
<tr><td>8.4</td><td>INDEMNIFICATION OF OTHERS</td><td>C-24</td></tr>
<tr><td>8.5</td><td>ADVANCED PAYMENT OF EXPENSES</td><td>C-25</td></tr>
<tr><td>8.6</td><td>LIMITATION ON INDEMNIFICATION</td><td>C-25</td></tr>
<tr><td>8.7</td><td>DETERMINATION; CLAIM</td><td>C-25</td></tr>
<tr><td>8.8</td><td>NON-EXCLUSIVITY OF RIGHTS</td><td>C-26</td></tr>
<tr><td>8.9</td><td>INSURANCE</td><td>C-26</td></tr>
<tr><td>8.10</td><td>SURVIVAL</td><td>C-26</td></tr>
<tr><td>8.11</td><td>EFFECT OF REPEAL OR MODIFICATION</td><td>C-26</td></tr>
<tr><td>8.12</td><td>CERTAIN DEFINITIONS</td><td>C-26</td></tr>
<tr><td colspan="2">ARTICLE IX — GENERAL MATTERS</td><td>C-26</td></tr>
<tr><td>9.1</td><td>EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS</td><td>C-26</td></tr>
<tr><td>9.2</td><td>FISCAL YEAR</td><td>C-27</td></tr>
<tr><td>9.3</td><td>SEAL</td><td>C-27</td></tr>
<tr><td>9.4</td><td>CONSTRUCTION; DEFINITIONS</td><td>C-27</td></tr>
<tr><td colspan="2">ARTICLE X — AMENDMENTS</td><td>C-27</td></tr>
<tr><td colspan="2">ARTICLE XI — EXCLUSIVE FORUM</td><td>C-27</td></tr>
</table>

BYLAWS OF TESLA, INC.

ARTICLE I — CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of Tesla, Inc. shall be fixed in the corporation's certificate of formation. References in these bylaws to the certificate of formation shall mean the certificate of formation of the corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock.

1.2 OTHER OFFICES

The corporation's board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II — MEETINGS OF SHAREHOLDERS

2.1 PLACE OF MEETINGS

Meetings of shareholders shall be held at any place, within or outside the State of Texas, designated by the board of directors. The board of directors may, in its sole discretion, determine that a meeting of shareholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 6.002(a) of the Texas Business Organizations Code (the "**TBOC**"). In the absence of any such designation or determination, shareholders' meetings shall be held at the corporation's principal executive office.

2.2 ANNUAL MEETING

The annual meeting of shareholders shall be held on such date, at such time, and at such place (if any) within or without the State of Texas as shall be designated from time to time by the board of directors and stated in the corporation's notice of the meeting. At the annual meeting, directors shall be elected and any other proper business may be transacted.

2.3 SPECIAL MEETING

(i) A special meeting of the shareholders, other than those required by statute, may be called at any time only by (A) the board of directors, (B) the chairperson of the board of directors, (C) the chief executive officer, (D) (to the extent required by the TBOC) the president or (E) as otherwise provided in the certificate of formation. A special meeting of the shareholders may not be called by any other person or persons. The board of directors may cancel (to the extent permitted under the TBOC), postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the shareholders.

(ii) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting by or at the direction of the board of directors, the chairperson of the board of directors, the chief executive officer, the president or the shareholders holding at least 50% of the corporation's then outstanding shares of capital stock entitled to vote at such special meeting who have called such special meeting. Nothing contained in this Section 2.3(ii) shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the board of directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(i) *Advance Notice of Shareholder Business*. At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought: (A) pursuant to the corporation's proxy materials with respect to such meeting, (B) by or at the direction of the board of directors, or (C) by a shareholder of the corporation who (1) is a shareholder of record at the time of the giving of the notice required by this Section 2.4(i) and on the record date for the determination of shareholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in this Section 2.4(i). In addition, for business to be properly brought before an annual meeting by a shareholder, such business must

be a proper matter for shareholder action pursuant to these bylaws and applicable law. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (as amended, and including any successor thereto, the "**1934 Act**"), and the rules and regulations thereunder, and included in the notice of meeting given by or at the direction of the board of directors, for the avoidance of doubt, clause (C) above shall be the exclusive means for a shareholder to bring business before an annual meeting of shareholders.

(a)   To comply with clause (C) of Section 2.4(i) above, a shareholder's notice must set forth all information required under this Section 2.4(i) and must be timely received by the secretary of the corporation. To be timely, a shareholder's notice must be received by the secretary at the principal executive offices of the corporation not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year's annual meeting; *provided*, *however*, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the shareholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a shareholder's notice as described in this Section 2.4(i)(a). "**Public Announcement**" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "**SEC**") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

(b)   To be in proper written form, a shareholder's notice to the secretary must set forth as to each matter of business the shareholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation's books, of the shareholder proposing such business and any Shareholder Associated Person (as defined below), (3) the class and number of shares of the corporation that are held of record or are beneficially owned by the shareholder or any Shareholder Associated Person and any derivative positions held or beneficially held by the shareholder or any Shareholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any securities of the corporation, (5) any material interest of the shareholder or a Shareholder Associated Person in such business, and (6) a statement whether either such shareholder or any Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (6), a "**Business Solicitation Statement**"). In addition, to be in proper written form, a shareholder's notice to the secretary must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (3) and (4) above as of the record date for notice of the meeting. For purposes of this Section 2.4, a "**Shareholder Associated Person**" of any shareholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such shareholder, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such shareholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(c)   Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 2.4(i) and, if applicable, Section 2.4(ii). In addition, business proposed to be brought by a shareholder may not be brought before the annual meeting if such shareholder

or a Shareholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting and in accordance with the provisions of this Section 2.4(i), and, if the chairperson should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(ii) *Advance Notice of Director Nominations at Annual Meetings.* Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 2.4(ii) shall be eligible for election or re-election as directors at an annual meeting of shareholders. Nominations of persons for election or re-election to the board of directors of the corporation shall be made at an annual meeting of shareholders only (A) by or at the direction of the board of directors, (B) by a shareholder of the corporation who (1) was a shareholder of record at the time of the giving of the notice required by this Section 2.4(ii) and on the record date for the determination of shareholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in this Section 2.4(ii) and the applicable requirements of Rule 14a-19 under the 1934 Act, or (C) by an Eligible Shareholder (as defined in Section 2.15 of these bylaws) who complies with the procedures set forth in Section 2.15 of these bylaws. In addition to any other applicable requirements, for a nomination to be made by a shareholder in accordance with clause (B) of this Section 2.4(ii), the shareholder must have given timely notice thereof in proper written form to the secretary of the corporation.

(a) To comply with clause (B) of Section 2.4(ii) above, a nomination to be made by a shareholder must set forth all information required under this Section 2.4(ii) and must be received by the secretary of the corporation at the principal executive offices of the corporation at the time set forth in, and in accordance with, the final three sentences of Section 2.4(i)(a) above.

(b) To be in proper written form, such shareholder's notice to the secretary must set forth:

(1) as to each person (a "**nominee**") whom the shareholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) the information required by Section 2.15(vi)(g) below, (E) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (F) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder, (G) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Texas law with respect to the corporation and its shareholders, and (H) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election or re-election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee's written consent to being named as a nominee in any proxy statement relating to the applicable meeting of shareholders and to serving as a director if elected or re-elected, as the case may be); and

(2) as to such shareholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (5) of Section 2.4(i)(b) above, and the supplement referenced in the second sentence of Section 2.4(i)(b) above (except that the references to "business" in such clauses shall instead refer to nominations of directors for purposes of this paragraph), (B) a statement that either such shareholder or Shareholder Associated Person intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote in the election of directors, and (C) all

other information required by Rule 14a-19 under the 1934 Act (such information provided and statements made as required by clauses (A), (B) and (C) above, a "**Nominee Solicitation Statement**").

(c)   To comply with clause (B) of Section 2.4(ii) above, a shareholder providing notice of any nomination proposed to be made at a meeting of shareholders shall further update and supplement such notice (1) if necessary so that the information provided or required to be provided in such notice pursuant to this Section 2.4(ii) shall be true and correct as of the record date for determining the shareholders entitled to receive notice of and to vote at such meeting of shareholders, and such update and supplement must be received by the secretary of the corporation at the principal executive offices of the corporation not later than five business days following the later of the record date for the determination of shareholders entitled to receive notice of and to vote at the meeting of shareholders and the date notice of the record date is first publicly disclosed and (2) to provide evidence that the shareholder providing the notice has solicited proxies from holders representing at least 67% of the voting power of the shares of capital stock entitled to vote in the election of directors, and such update and supplement must be received by the secretary of the corporation at the principal executive offices of the corporation not later than five business days after the shareholder files a definitive proxy statement in connection with the meeting of shareholders.

(d)   At the request of the board of directors, any person nominated by a shareholder for election or re-election as a director must furnish to the secretary of the corporation (1) that information required to be set forth in the shareholder's notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person's nomination was given and (2) such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director or audit committee financial expert of the corporation under applicable law, securities exchange rule or regulation, or any publicly-disclosed corporate governance guideline or committee charter of the corporation and (3) that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee; in the absence of the furnishing of such information if requested, such shareholder's nomination shall not be considered in proper form pursuant to this Section 2.4(ii).

(e)   Without exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of shareholders unless nominated in accordance with the provisions set forth in this Section 2.4(ii). In addition, a nominee shall not be eligible for election or re-election if a shareholder or Shareholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

(iii)   *Advance Notice of Director Nominations for Special Meetings*.

(a)   For a special meeting of shareholders at which directors are to be elected or re-elected, nominations of persons for election or re-election to the board of directors shall be made only (1) by or at the direction of the board of directors or (2) by any shareholder of the corporation who (A) is a shareholder of record at the time of the giving of the notice required by this Section 2.4(iii) and on the record date for the determination of shareholders entitled to vote at the special meeting and (B) delivers a timely written notice of the nomination to the secretary of the corporation that includes the information set forth in Sections 2.4(ii)(b), (ii)(c) and (ii)(d) above. To be timely, such notice must be received by the secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected or re-elected at such meeting. A person shall not be eligible for election or re-election as a director at a special meeting unless the person is nominated (i) by or at the direction of the board of directors or (ii) by a shareholder in accordance with the notice procedures set forth in this Section 2.4(iii). In addition, a nominee shall not be eligible for election or re-election if a shareholder or Shareholder Associated Person, as applicable, takes action contrary to the representations made in the

Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

(b)　The chairperson of the special meeting shall, if the facts warrant, determine and declare at the meeting that a nomination or business was not made in accordance with the procedures prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the meeting, and the defective nomination or business shall be disregarded.

(iv)　*Other Requirements and Rights*.　In addition to the foregoing provisions of this Section 2.4, a shareholder must also comply with all applicable requirements of state law and of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.4. Nothing in this Section 2.4 shall be deemed to affect any rights of:

(a)　a shareholder to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act; or

(b)　the corporation to omit a proposal from the corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act.

2.5　NOTICE OF SHAREHOLDERS' MEETINGS

Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the TBOC, the certificate of formation or these bylaws, the written notice of any meeting of shareholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting.

2.6　QUORUM

The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of formation or these bylaws

If a quorum is not present or represented at any meeting of the shareholders, then either (i) the chairperson of the meeting, or (ii) the shareholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7　ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. If after the adjournment a new record date for shareholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 6.101 of the TBOC and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each shareholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of shareholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business. The chairperson of any meeting of shareholders shall be designated by the board of directors; in the absence of such designation, the chairperson of the board, if any, the chief executive officer (in the absence of the chairperson) or the president (in the absence of the chairperson of the board and the chief executive officer), or in their absence any other executive officer of the corporation, shall serve as chairperson of the shareholder meeting.

2.9 VOTING

The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Sections 6.251 and 6.252 (relating to voting rights of fiduciaries, pledgors and joint owners of stock), and Subchapter D of Chapter 6 (relating to voting of ownership interests), of the TBOC.

Except as may be otherwise provided in the certificate of formation or these bylaws, each shareholder shall be entitled to one vote for each share of capital stock held by such shareholder.

Except as otherwise required by law, the certificate of formation or these bylaws, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Directors shall be elected by a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, provided, however, that the directors shall be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors and cast in the election of directors at any meeting of shareholders for which (i) the secretary of the corporation receives a notice that a shareholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for shareholder nominees for director set forth in Section 2.4 of these bylaws and (ii) such nomination has not been withdrawn by such shareholder on or prior to the tenth (10th) day preceding the date the corporation first mails its notice of meeting for such meeting to the shareholders. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of formation or these bylaws.

2.10 SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof that have been expressly granted the right to take action by less than unanimous written consent, any action required or permitted to be taken by the shareholders of the corporation by written consent, and not at a duly called annual or special meeting of shareholders of the corporation, may only be taken if such written consent is signed by all holders of shares entitled to vote on such action.

2.11 RECORD DATES

In order that the corporation may determine the shareholders entitled to notice of any meeting of shareholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the shareholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the board of directors, the record date for determining shareholders entitled to notice of and to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; *provided, however,* that the board of directors may fix a new record date

for determination of shareholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareholders entitled to vote in accordance with the provisions of Section 6.101 of the TBOC and this Section 2.11 at the adjourned meeting.

In order that the corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

2.12 PROXIES

Each shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act for such shareholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after eleven months from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 21.368 and 21.369 of the TBOC. A written proxy may be in the form of a telegram, cablegram, or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the person and as provided in Section 21.367 of the TBOC. Any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the board of directors.

2.13 LIST OF SHAREHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of the corporation shall prepare and make, not later than the 11th day before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting. The shareholder list shall be arranged in alphabetical order and show the address of each shareholder and the number of shares of each class registered in the name of each shareholder and such other information as required by the TBOC. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be kept on file at the registered office or principal executive office of the corporation for at least 10 days prior to the date of the applicable meeting, and shall be open to the examination of any shareholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the corporation's principal place of business. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to shareholders of the corporation. Such list shall presumptively determine the identity of the shareholders entitled to vote at the meeting and the number of shares held by each of them.

2.14 INSPECTORS OF ELECTION

Before any meeting of shareholders, the board of directors shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors shall be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy.

Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed and designated shall (i) ascertain the number of shares of capital stock of the corporation outstanding and the voting power of each share, (ii) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the corporation represented at the meeting and such inspector or inspectors' count of all votes and ballots.

In determining the validity and counting of proxies and ballots cast at any meeting of shareholders of the corporation, the inspector or inspectors may consider such information as is permitted by applicable law. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all.

2.15   PROXY ACCESS

(i)   Whenever the board of directors solicits proxies with respect to the election of directors at an annual meeting, subject to the provisions of this Section 2.15, the corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by or at the direction of the board of directors (or any duly authorized committee thereof), the name, together with the Required Information (as defined below), of any person nominated for election (the "**Shareholder Nominee**") to the board of directors by an Eligible Shareholder (as defined in Section 2.15(iv)) that expressly elects at the time of providing the notice required by this Section 2.15 to have such nominee included in the corporation's proxy materials pursuant to this Section 2.15. For purposes of this Section 2.15, the "**Required Information**" that the corporation will include in its proxy statement is (A) the information provided to the secretary of the corporation concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the corporation's proxy statement pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder and (B) if the Eligible Shareholder so elects, a Supporting Statement (as defined in Section 2.15(viii)). For the avoidance of doubt, nothing in this Section 2.15 shall limit the corporation's ability to solicit against any Shareholder Nominee or include in its proxy materials the corporation's own statements or other information relating to any Eligible Shareholder or Shareholder Nominee, including any information provided to the corporation pursuant to this Section 2.15. Subject to the provisions of this Section 2.15, the name of any Shareholder Nominee included in the corporation's proxy statement for an annual meeting shall also be set forth on the form of proxy distributed by the corporation in connection with such annual meeting.

(ii)   In addition to any other applicable requirements, for a nomination to be made by an Eligible Shareholder pursuant to this Section 2.15, the Eligible Shareholder must have given timely notice of such nomination (the "**Notice of Proxy Access Nomination**") in proper written form to the secretary of the corporation. To be timely, the Notice of Proxy Access Nomination must be delivered to or be mailed and received by the secretary at the principal executive offices of the corporation not less than 120 days nor more than 150 days prior to the first anniversary of the date that the corporation first distributed its proxy statement to shareholders for the immediately preceding annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination pursuant to this Section 2.15.

(iii)   The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be included in the corporation's proxy materials with respect to an annual meeting shall not exceed the greater of (A) two or (B) 20% of the number of directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 2.15 (the "**Final Proxy Access Nomination Date**") or, if such amount is not a whole number, the closest whole number below 20% (such greater number, as it may be adjusted pursuant to this Section 2.15, the "**Permitted Number**"). In the event that one or more vacancies for any reason occurs on the board of directors after the Final Proxy Access Nomination Date but before the date of the annual meeting and the board of directors resolves to reduce the size of the board of directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. For purposes of determining when the Permitted Number has been reached, each of the following persons shall be counted as one of the Shareholder Nominees: (A) any individual nominated by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this Section 2.15 whose nomination is subsequently withdrawn, (B) any individual nominated by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this Section 2.15 whom the board of directors decides to nominate for election to the board of directors and (C) any director in office as of the Final Proxy Access Nomination Date who was included in the corporation's proxy materials as a Shareholder Nominee for either of the two preceding annual meetings (including any individual counted as a Shareholder Nominee pursuant to the immediately preceding clause (B)) and whom the board of directors decides to nominate for re-election to the board of directors. Any Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 2.15 shall rank such Shareholder Nominees based on the order in which the Eligible Shareholder desires such Shareholder

Nominees to be selected for inclusion in the corporation's proxy materials in the event that the total number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 2.15 exceeds the Permitted Number. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 2.15 exceeds the Permitted Number, the highest ranking Shareholder Nominee who meets the requirements of this Section 2.15 from each Eligible Shareholder will be selected for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of capital stock of the corporation each Eligible Shareholder disclosed as owned in its Notice of Proxy Access Nomination. If the Permitted Number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Section 2.15 from each Eligible Shareholder has been selected, then the next highest ranking Shareholder Nominee who meets the requirements of this Section 2.15 from each Eligible Shareholder will be selected for inclusion in the corporation's proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Notwithstanding anything to the contrary contained in this Section 2.15, the corporation shall not be required to include any Shareholder Nominees in its proxy materials pursuant to this Section 2.15 for any meeting of shareholders for which the secretary of the corporation receives notice (whether or not subsequently withdrawn) that a shareholder intends to nominate one or more persons for election to the board of directors pursuant to the advance notice requirements for shareholder nominees set forth in Section 2.4.

(iv)   An "**Eligible Shareholder**" is a shareholder or group of no more than 20 shareholders (counting as one shareholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group (as defined below)) that (A) has owned (as defined in Section 2.15(v)) continuously for at least three years (the "**Minimum Holding Period**") a number of shares of capital stock of the corporation that represents at least 3% of the corporation's outstanding capital stock as of the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the secretary of the corporation in accordance with this Section 2.15 (the "**Required Shares**"), (B) continues to own the Required Shares through the date of the annual meeting and (C) satisfies all other requirements of, and complies with all applicable procedures set forth in, this Section 2.15. A "**Qualifying Fund Group**" is a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 13(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended. Whenever the Eligible Shareholder consists of a group of shareholders (including a group of funds that are part of the same Qualifying Fund Group), (A) each provision in this Section 2.15 that requires the Eligible Shareholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each shareholder (including each individual fund) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate the shares that each member has owned continuously for the Minimum Holding Period in order to meet the 3% ownership requirement of the "Required Shares" definition) and (B) a breach of any obligation, agreement or representation under this Section 2.15 by any member of such group shall be deemed a breach by the Eligible Shareholder. No person may be a member of more than one group of shareholders constituting an Eligible Shareholder with respect to any annual meeting.

(v)   For purposes of this Section 2.15, an Eligible Shareholder shall be deemed to "**own**" only those outstanding shares of capital stock of the corporation as to which the shareholder possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; *provided* that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument or agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares and/or (y) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such shareholder or affiliate. For purposes of this Section 2.15, a shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the

right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A shareholder's ownership of shares shall be deemed to continue during any period in which (A) the shareholder has loaned such shares; *provided* that the shareholder has the power to recall such loaned shares on five business days' notice and includes in its Notice of Proxy Access Nomination an agreement that it (1) will promptly recall such loaned shares upon being notified that any of its Shareholder Nominees will be included in the corporation's proxy materials and (2) will continue to hold such recalled shares through the date of the annual meeting or (B) the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the capital stock of the corporation are "owned" for these purposes shall be determined by the board of directors (or any duly authorized committee thereof). For purposes of this Section 2.15, the term "**affiliate**" or "**affiliates**" shall have the meaning ascribed thereto under the General Rules and Regulations under the 1934 Act.

(vi)   To be in proper written form for purposes of this Section 2.15, the Notice of Proxy Access Nomination must include or be accompanied by the following:

(a)   a written statement by the Eligible Shareholder certifying as to the number of shares it owns and has owned continuously for the Minimum Holding Period, and the Eligible Shareholder's agreement to provide (1) within five business days following the later of the record date for the determination of shareholders entitled to vote at the annual meeting or the date notice of the record date is first publicly disclosed, a written statement by the Eligible Shareholder certifying as to the number of shares it owns and has owned continuously through the record date and (2) immediate notice if the Eligible Shareholder ceases to own any of the Required Shares prior to the date of the annual meeting;

(b)   one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the secretary of the corporation, the Eligible Shareholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Shareholder's agreement to provide, within five business days following the later of the record date for the determination of shareholders entitled to vote at the annual meeting or the date notice of the record date is first publicly disclosed, one or more written statements from the record holder and such intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date;

(c)   a copy of the Schedule 14N that has been or is concurrently being filed with the SEC as required by Rule 14a-18 under the 1934 Act;

(d)   the information and representations that would be required to be set forth in a shareholder's notice of a nomination pursuant to Section 2.4, together with the written consent of each Shareholder Nominee to being named as a nominee in any proxy statement relating to the annual meeting and to serving as a director if elected;

(e)   a representation that the Eligible Shareholder (1) will continue to hold the Required Shares through the date of the annual meeting, (2) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (3) has not nominated and will not nominate for election to the board of directors at the annual meeting any person other than the Shareholder Nominee(s) it is nominating pursuant to this Section 2.15, (4) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(1) under the 1934 Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the board of directors, (5) has not distributed and will not distribute to any shareholder of the corporation any form of proxy for the annual meeting other than the form distributed by the corporation, (6) has complied and will comply with all laws and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting, and (7) has provided and will provide facts, statements and other information in all communications with the corporation and its shareholders

that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(f)   an undertaking that the Eligible Shareholder agrees to (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the corporation or out of the information that the Eligible Shareholder provided to the corporation, (2) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 2.15 or any solicitation or other activity in connection therewith and (3) file with the SEC any solicitation or other communication with the shareholders of the corporation relating to the meeting at which its Shareholder Nominee(s) will be nominated, regardless of whether any such filing is required under Regulation 14A of the 1934 Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the 1934 Act;

(g)   the written representation and agreement from each Shareholder Nominee that such person (1) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the corporation in such representation and agreement or (y) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law; (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the corporation in such representation and agreement; (3) would be in compliance, if elected as a director of the corporation, and will comply with the corporation's code of business ethics, corporate governance guidelines and any other policies or guidelines of the corporation applicable to directors; and (4) will make such other acknowledgments, enter into such agreements and provide such information as the board of directors requires of all directors, including promptly submitting all completed and signed questionnaires required of the corporation's directors;

(h)   in the case of a nomination by a group of shareholders together constituting an Eligible Shareholder, the designation by all group members of one member of the group that is authorized to receive communications, notices and inquiries from the corporation and to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 2.15 (including withdrawal of the nomination); and

(i)   in the case of a nomination by a group of shareholders together constituting an Eligible Shareholder in which two or more funds that are part of the same Qualifying Fund Group are counted as one shareholder for purposes of qualifying as an Eligible Shareholder, documentation reasonably satisfactory to the corporation that demonstrates that the funds are part of the same Qualifying Fund Group.

(vii)   In addition to the information required pursuant to Section 2.15(vi) or any other provision of these bylaws, (A) the corporation may require any proposed Shareholder Nominee to furnish any other information (1) that may reasonably be requested by the corporation to determine whether the Shareholder Nominee would be independent under the rules and listing standards of the principal United States securities exchanges upon which the capital stock of the corporation is listed or traded, any applicable rules of the SEC or any publicly disclosed standards used by the board of directors in determining and disclosing the independence of the corporation's directors (collectively, the "**Independence Standards**"), (2) that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such Shareholder Nominee or (3) that may reasonably be requested by the corporation to determine the eligibility of such Shareholder Nominee to be included in the corporation's proxy materials pursuant to this Section 2.15 or to serve as a director of the corporation, and (B) the corporation may require the Eligible Shareholder to furnish any other

information that may reasonably be requested by the corporation to verify the Eligible Shareholder's continuous ownership of the Required Shares for the Minimum Holding Period.

(viii) The Eligible Shareholder may, at its option, provide to the secretary of the corporation, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of the candidacy of the Shareholder Nominee(s) (a "**Supporting Statement**"). Only one Supporting Statement may be submitted by an Eligible Shareholder (including any group of shareholders together constituting an Eligible Shareholder) in support of its Shareholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 2.15, the corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(ix) In the event that any information or communications provided by an Eligible Shareholder or a Shareholder Nominee to the corporation or its shareholders ceases to be true and correct in all material respects or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, such Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the secretary of the corporation of any such defect in such previously provided information and of the information that is required to correct any such defect; it being understood that providing such notification shall not be deemed to cure any such defect or limit the remedies available to the corporation relating to any such defect (including the right to omit a Shareholder Nominee from its proxy materials pursuant to this Section 2.15). In addition, any person providing any information to the corporation pursuant to this Section 2.15 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for the determination of shareholders entitled to vote at the annual meeting, and such update and supplement shall be delivered to or be mailed and received by the secretary at the principal executive offices of the corporation not later than five business days following the later of the record date for the determination of shareholders entitled to vote at the annual meeting or the date notice of the record date is first publicly disclosed.

(x) Notwithstanding anything to the contrary contained in this Section 2.15, the corporation shall not be required to include in its proxy materials, pursuant to this Section 2.15, any Shareholder Nominee (A) who would not be an independent director under the Independence Standards, (B) whose election as a member of the board of directors would cause the corporation to be in violation of these bylaws, the certificate of formation, the rules and listing standards of the principal United States securities exchanges upon which the capital stock of the corporation is listed or traded, or any applicable law, rule or regulation, (C) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (D) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (E) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, or (F) who shall have provided any information to the corporation or its shareholders that was untrue in any material respect or that omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(xi) Notwithstanding anything to the contrary set forth herein, if (A) a Shareholder Nominee and/or the applicable Eligible Shareholder breaches any of its agreements or representations or fails to comply with any of its obligations under this Section 2.15 or (B) a Shareholder Nominee otherwise becomes ineligible for inclusion in the corporation's proxy materials pursuant to this Section 2.15 or dies, becomes disabled or otherwise becomes ineligible or unavailable for election at the annual meeting, in each case as determined by the board of directors (or any duly authorized committee thereof) or the chairman of the annual meeting, (1) the corporation may omit or, to the extent feasible, remove the information concerning such Shareholder Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its shareholders that such Shareholder Nominee will not be eligible for election at the annual meeting, (2) the corporation shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Shareholder or any other Eligible Shareholder and (3) the board of directors (or any duly authorized committee thereof) or the chairman of the annual meeting shall declare such nomination to be invalid and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation. In addition, if the Eligible Shareholder (or a representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 2.15, such nomination shall be declared invalid and disregarded as provided in clause (3) above.

(xii)   Any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting but either (A) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (B) does not receive at least 25% of the votes cast in favor of such Shareholder Nominee's election, will be ineligible to be a Shareholder Nominee pursuant to this Section 2.15 for the next two annual meetings. For the avoidance of doubt, the immediately preceding sentence shall not prevent any shareholder from nominating any person to the board of directors pursuant to and in accordance with Section 2.4.

Other than Rule 14a-19 under the 1934 Act, this Section 2.15 provides the exclusive method for a shareholder to include nominees for election to the board of directors in the corporation's proxy statement.

ARTICLE III — DIRECTORS

3.1   POWERS

The business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may be otherwise provided in the TBOC or the certificate of formation.

3.2   NUMBER OF DIRECTORS

The board of directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of formation fixes the number of directors, the number of directors shall be determined from time to time solely by resolution of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3   ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be shareholders unless so required by the certificate of formation or these bylaws. The certificate of formation or these bylaws may prescribe other qualifications for directors.

3.4   RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation; *provided, however*, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. A resignation is effective when the resignation is received by the corporation unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of formation or these bylaws, when one or more directors resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of formation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled in any manner permitted by the TBOC, including by (1) the board of directors at any meeting of the board of directors by vote of a majority of the remaining members of the board of directors, although less than a quorum, or (2) a sole remaining director, in each case to the extent permitted by the TBOC; *provided*, that the term of any director appointed by the majority of the directors then in office to fill a vacancy shall last only until the next annual meeting of shareholders or special meeting of shareholders called to vote on the election of directors. If the directors are divided into classes, a person so elected or appointed to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5   PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors may hold meetings, both regular and special, either within or outside the State of Texas.

Unless otherwise restricted by the certificate of formation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

3.7   SPECIAL MEETINGS; NOTICE

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairperson of the board of directors, the chief executive officer, the president, the secretary or a majority of the authorized number of directors, at such times and places as he or she or they shall designate.

Notice of the time and place of special meetings shall be:

(i)   delivered personally by hand, by courier or by telephone;

(ii)   sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile; or

(iv)   sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation's principal executive office) nor the purpose of the meeting.

3.8   QUORUM; VOTING

At all meetings of the board of directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute, the certificate of formation or these bylaws. To the maximum extent permitted by the TBOC, in the event a director or directors abstain or are disqualified from a vote, the majority vote of the director or the directors thereof not abstaining or disqualified from voting, whether or not such director or directors constitute a quorum, shall be the act of the board of directors.

If the certificate of formation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of formation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of formation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

A director may be removed from office by the shareholders of the corporation only for cause.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE IV — COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. In the event a member or members of a committee abstain or are disqualified from a vote, the majority vote of the member or members thereof not abstaining or disqualified from voting, whether or not such member or members constitute a quorum, shall be the act of such committee. Any such committee, to the extent provided in the resolution of the board of directors or in these bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the shareholders, any action or matter (other than the election or removal of directors) expressly required by the TBOC to be submitted to shareholders for approval or which otherwise may not be delegated to a committee, or (ii) adopt, amend or repeal any bylaw of the corporation.

4.2 COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3 MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)   Section 3.5 (place of meetings and meetings by telephone);

(ii)   Section 3.6 (regular meetings);

(iii)   Section 3.7 (special meetings; notice);

(iv)   Section 3.8 (quorum; voting);

(v)   Section 3.9 (action without a meeting); and

(vi)   Section 7.5 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members. *However*:

(i)   the time of regular meetings of committees may be determined by resolution of the committee;

(ii)   special meetings of committees may also be called by resolution of the committee; and

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of formation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of formation or these bylaws.

4.4   SUBCOMMITTEES

Unless otherwise provided in the certificate of formation, these bylaws or the resolutions of the board of directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V — OFFICERS

5.1   OFFICERS

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the board of directors, a chairperson of the board of directors, a vice chairperson of the board of directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2   APPOINTMENT OF OFFICERS

The board of directors shall appoint the officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Article V for the regular appointment to such office.

5.3   SUBORDINATE OFFICERS

The board of directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4   REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board of directors or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written or electronic notice to the corporation; *provided, however*, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the officer. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be

necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the corporation shall be filled by the board of directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairperson of the board of directors, the president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

All officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the board of directors.

5.8 THE CHAIRPERSON OF THE BOARD

The chairperson of the board shall have the powers and duties customarily and usually associated with the office of the chairperson of the board. The chairperson of the board shall preside at meetings of the shareholders and of the board of directors.

5.9 THE VICE CHAIRPERSON OF THE BOARD

The vice chairperson of the board shall have the powers and duties customarily and usually associated with the office of the vice chairperson of the board. In the case of absence or disability of the chairperson of the board, the vice chairperson of the board shall perform the duties and exercise the powers of the chairperson of the board.

5.10 THE CHIEF EXECUTIVE OFFICER

The chief executive officer shall have, subject to the supervision, direction and control of the board of directors, ultimate authority for decisions relating to the supervision, direction and management of the affairs and the business of the corporation customarily and usually associated with the position of chief executive officer, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the corporation. If at any time the office of the chairperson and vice chairperson of the board shall not be filled, or in the event of the temporary absence or disability of the chairperson of the board and the vice chairperson of the board, the chief executive officer shall perform the duties and exercise the powers of the chairperson of the board unless otherwise determined by the board of directors.

5.11 THE PRESIDENT

The president shall have, subject to the supervision, direction and control of the board of directors, the general powers and duties of supervision, direction and management of the affairs and business of the corporation customarily and usually associated with the position of president. The president shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chairperson of the board or the chief executive officer. In the event of the absence or disability of the chief executive officer, the president shall perform the duties and exercise the powers of the chief executive officer unless otherwise determined by the board of directors.

5.12 THE VICE PRESIDENTS AND ASSISTANT VICE PRESIDENTS

Each vice president and assistant vice president shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chairperson of the board, the chief executive officer or the president.

5.13   THE SECRETARY AND ASSISTANT SECRETARIES

(i)   The secretary shall attend meetings of the board of directors and meetings of the shareholders and record all votes and minutes of all such proceedings in a book or books kept for such purpose. The secretary shall have all such further powers and duties as are customarily and usually associated with the position of secretary or as may from time to time be assigned to him or her by the board of directors, the chairperson of the board, the chief executive officer or the president.

(ii)   Each assistant secretary shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chairperson of the board, the chief executive officer, the president or the secretary. In the event of the absence, inability or refusal to act of the secretary, the assistant secretary (or if there shall be more than one, the assistant secretaries in the order determined by the board of directors) shall perform the duties and exercise the powers of the secretary.

5.14   THE CHIEF FINANCIAL OFFICER AND ASSISTANT TREASURERS

(i)   The chief financial officer shall be the treasurer of the corporation. The chief financial officer shall have custody of the corporation's funds and securities, shall be responsible for maintaining the corporation's accounting records and statements, shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. The chief financial officer shall also maintain adequate records of all assets, liabilities and transactions of the corporation and shall assure that adequate audits thereof are currently and regularly made. The chief financial officer shall have all such further powers and duties as are customarily and usually associated with the position of chief financial officer, or as may from time to time be assigned to him or her by the board of directors, the chairperson, the chief executive officer or the president.

(ii)   Each assistant treasurer shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chief executive officer, the president or the chief financial officer. In the event of the absence, inability or refusal to act of the chief financial officer, the assistant treasurer (or if there shall be more than one, the assistant treasurers in the order determined by the board of directors) shall perform the duties and exercise the powers of the chief financial officer.

ARTICLE VI — STOCK

6.1   STOCK CERTIFICATES

The shares of the corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the corporation by the chairperson of the board of directors or vice chairperson of the board of directors, or the president or a vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The corporation shall not have the power to issue a certificate in bearer form.

6.2   SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; *provided, however*, that, except as otherwise provided in Section 3.202 of the TBOC, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without

charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Section 3.205 of the TBOC or with respect to this Section 6.2 a statement that the corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST, STOLEN OR DESTROYED CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The board of directors, subject to any restrictions contained in the certificate of formation or applicable law, may declare and pay dividends upon the shares of the corporation's capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock, subject to the provisions of the certificate of formation.

The board of directors may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer; *provided, however,* that such succession, assignment or authority to transfer is not prohibited by the certificate of formation, these bylaws, applicable law or contract.

6.6 STOCK TRANSFER AGREEMENTS

The corporation shall have the power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such shareholders in any manner not prohibited by the TBOC.

6.7 REGISTERED SHAREHOLDERS

The corporation:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1   NOTICE OF SHAREHOLDERS' MEETINGS

Notice of any meeting of shareholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the shareholder at such shareholder's address as it appears on the corporation's records. An affidavit of the secretary or an assistant secretary of the corporation or of the transfer agent or other agent of the corporation that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2   NOTICE BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to shareholders pursuant to the TBOC, the certificate of formation or these bylaws, any notice to shareholders given by the corporation under any provision of the TBOC, the certificate of formation or these bylaws shall be effective if given by a form of electronic transmission consented to by the shareholder to whom the notice is given. Any such consent shall be revocable by the shareholder by written notice to the corporation. Any such consent shall be deemed revoked if:

(i)   the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent; and

(ii)   such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)   if by facsimile telecommunication, when transmitted to a number at which the shareholder has consented to receive notice;

(ii)   if by electronic mail, when transmitted to an electronic mail address at which the shareholder has consented to receive notice;

(iii)   if by a posting on an electronic network together with separate notice to the shareholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)   if by any other form of electronic transmission, when communicated to the shareholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

7.3   NOTICE TO SHAREHOLDERS SHARING AN ADDRESS

To the extent permitted under the TBOC, without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders given by the corporation under the provisions of the TBOC, the certificate of formation or these bylaws shall be effective if given by a single written notice to shareholders who share an address if consented to by the shareholders at that address to whom such notice is given. Any such consent shall be revocable by the shareholder by written notice to the corporation. Any shareholder who fails to object in writing to the corporation, within 60 days of having been given written notice by the corporation of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4   WAIVER OF NOTICE

Whenever notice is required to be given to shareholders, directors or other persons under any provision of the TBOC, the certificate of formation or these bylaws, a written waiver, signed by the person entitled to notice, or a

waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person participates in or attends a meeting solely to object to the transaction of business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders or the board of directors, as the case may be, need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of formation or these bylaws.

ARTICLE VIII — INDEMNIFICATION

8.1   INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the TBOC, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director of the corporation or an officer of the corporation, or while a director of the corporation or officer of the corporation is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

8.2   INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the TBOC, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or while a director or officer of the corporation is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

8.3   SUCCESSFUL DEFENSE

To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

8.4   INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the corporation shall have power to indemnify its employees and its agents to the extent not prohibited by the TBOC or other applicable law. The board of directors shall have the power to delegate the determination of whether employees or agents shall be indemnified to such person or persons as the board of directors determines.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses and any documentation as may be required by the TBOC) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the TBOC. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems reasonably appropriate and shall be subject to the corporation's expense guidelines. The right to advancement of expenses shall not apply to any claim for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in Section 8.6(ii) or 8.6(iii) prior to a determination that the person is not entitled to be indemnified by the corporation.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the TBOC, the corporation shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)   for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person against the corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the corporation under applicable law, (c) otherwise required to be made under Section 8.7 or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law; *provided, however*, that if any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article VIII (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the corporation of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The corporation shall indemnify such person against any and all expenses that are incurred by such person in connection with any action for indemnification or advancement of expenses from the corporation under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any

such suit, the corporation shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8   NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of formation or any statute, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the TBOC or other applicable law.

8.9   INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the TBOC.

8.10   SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11   EFFECT OF REPEAL OR MODIFICATION

Any amendment, alteration or repeal of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

8.12   CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the "**corporation**" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "**serving at the request of the corporation**" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the corporation**" as referred to in this Article VIII.

ARTICLE IX — GENERAL MATTERS

9.1   EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of formation or these bylaws, the board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent

or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2   FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

9.3   SEAL

The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors. The corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4   CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the TBOC shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "**person**" includes both an entity and a natural person.

ARTICLE X — AMENDMENTS

These bylaws may be adopted, amended or repealed by the shareholders entitled to vote; *provided, however*, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the shareholders of the corporation to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII and this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The board of directors shall also have the power to adopt, amend or repeal these bylaws; *provided, however*, that a bylaw amendment adopted by shareholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors.

ARTICLE XI — EXCLUSIVE FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the corporation to the corporation or the corporation's shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the corporation or any current or former director or officer or other employee of the corporation arising pursuant to any provision of the TBOC or the certificate of formation or these bylaws (in each case, as they may be amended from time to time), (iv) any action asserting a claim related to or involving the corporation that is governed by the internal affairs doctrine, or (v) any action asserting an "internal entity claim" as that term is defined in Section 2.115 of the TBOC shall be the Business Court in the Third Business Court Division ("**Business Court**") of the State of Texas (provided that if the Business Court is not then accepting filings or determines that it lacks jurisdiction, the United States District Court for the Western District of Texas, Austin Division (the "**Federal Court**") or, if the Federal Court lacks jurisdiction, the state district court of Travis County, Texas). For the avoidance of doubt, this Article shall not apply to any direct claims under the Securities Act of 1933, as amended, or the 1934 Act.

TESLA, INC.

RESOLUTIONS

OF

THE BOARD OF DIRECTORS

April 16, 2024

These resolutions are adopted by unanimous vote of: Robyn M. Denholm, Ira Ehrenpreis, Joe Gebbia, James Murdoch, JB Straubel and Kathleen Wilson-Thompson (the "Non-Recused Directors"), with Elon Musk and Kimbal Musk having recused themselves from the matter.

TEXAS REDOMESTICATION

WHEREAS, the Board of Directors (the "Board") of Tesla, Inc. (the "Company") is considering redomesticating the Company from the State of Delaware to the State of Texas by the conversion of the Company from a corporation organized under the laws of the State of Delaware (the Company when organized under such laws, the "Delaware Corporation") to a corporation organized under the laws of the State of Texas (the Company when organized under such laws, the "Texas Corporation") pursuant to and in accordance with Section 266 of the Delaware General Corporation Law (the "DGCL"), Title 1, Chapter 10, Subchapter C of the Texas Business Organizations Code (the "TBOC") and the proposed Plan of Conversion (the "Plan of Conversion"), in the form attached hereto as Exhibit A (such conversion, the "Texas Redomestication");

WHEREAS, at a meeting of the Board held on February 10, 2024, the Board, by unanimous vote of the present Non-Recused Directors, formed a special committee of the Board (the "Special Committee") with the powers, authority, and scope set forth in the resolutions of the Board duly adopted at that meeting;

WHEREAS, after investigating and considering the benefits and detriments of redomesticating the Company from the State of Delaware, at a meeting of the Special Committee held on April 16, 2024, the Special Committee adopted resolutions determining that reincorporation of the Company in Texas is in the best interests of the Company and all of its stockholders, and that the Board should submit reincorporation for approval and adoption by the stockholders of the Company at the Company's 2024 annual meeting of stockholders (the "2024 Annual Meeting") and recommending to the Board that (1) the Board and management take all necessary and appropriate steps to implement the Committee's determination consistent with legal obligations; (2) Elon Musk and Kimbal Musk be recused from the Board's deliberations and from the vote on this matter, because of Elon Musk's prior posts on X about reincorporation; (3) the stockholder vote on reincorporation be conditioned on approval by at least a majority of votes cast by non-Musk-affiliated stockholders, for the same reason; and (4) the Board recommend that stockholders vote for reincorporation based on the Committee's determination that reincorporating in Texas is in the best interests of the Company and all of its stockholders;

WHEREAS, the Special Committee has delivered its report, dated as of April 12, 2024, substantially in the form attached hereto as Exhibit B (the "Special Committee Report"), regarding its determination that reincorporation of the Company in Texas is in the best interests of the Company and all of its stockholders, and that the Board should submit reincorporation for approval and adoption by the stockholders of the Company at 2024 Annual Meeting;

WHEREAS, the Plan of Conversion provides, among other things, on completion of the Texas Redomestication, and without any further action on the part of any person, that:

(a)   each outstanding share of common stock (including restricted stock, which shall remain restricted on the same terms as currently apply), par value $0.001 per share, of the Delaware Corporation will automatically be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Texas Corporation and any warrant, option, restricted stock unit, equity or equity-based award or other right to acquire any, or of any instrument to convert into, or based on the value of common stock or other equity security of the Delaware Corporation, be a warrant, option, restricted stock unit, equity or equity-based award or other right to acquire any, or of any instrument to convert into, or based on the value of the same amount of common stock or other equity securities of the Texas Corporation; and

(b)   the Company's existing certificate of incorporation and bylaws will be replaced with the Texas Certificate of Formation (the "Texas Charter") and the Texas Bylaws (the "Texas Bylaws" and, together with the Texas Charter, the "Texas Governing Documents"), each in the form attached hereto as Exhibits C and D, respectively; and

WHEREAS, the Non-Recused Directors have reviewed and considered the Special Committee Report, the Special Committee's recommendations, the Texas Redomestication, the Plan of Conversion, the Texas Governing Documents, including a comparison to the Company's current Certificate of Incorporation and Bylaws and the factors and considerations reflected in the draft management proposal (the "Texas Redomestication Proposal") attached hereto as Exhibit E to be included in the Company's proxy statement for its 2024 Annual Meeting, and has determined that approving and effecting the Texas Redomestication and approving and adopting the Plan of Conversion and the Texas Governing Documents are in the best interests of the Company and its stockholders.

NOW, THEREFORE, BE IT RESOLVED, that, in accordance with and in consideration of the recommendation of the Special Committee, the Board, by unanimous vote of the Non-Recused Directors, hereby (a) determines that the Texas Redomestication, the Plan of Conversion and the Texas Governing Documents are in the best interests of the Company and its stockholders and (b) approves and adopts the Texas Redomestication, the Plan of Conversion and the Texas Governing Documents;

RESOLVED FURTHER, that the form, terms, provisions, and conditions of the Plan of Conversion be, and the same hereby are, in all respects approved and adopted;

RESOLVED FURTHER, that the Board hereby directs that the Texas Redomestication (including the Plan of Conversion and Texas Governing Documents) and these resolutions approving the Texas Redomestication (the "Texas Redomestication Board Resolutions") be submitted for approval and adoption, respectively, by the stockholders of the Company at the Company's 2024 Annual Meeting, which approval and adoption shall require (i) the affirmative vote of a majority of the outstanding shares of stock of the Company entitled to vote thereon in accordance with Section 266 of the DGCL, and (ii) the affirmative vote of a majority of the voting power of Company stock not owned, directly or indirectly, by Elon Musk or Kimbal Musk present in person or represented by proxy and entitled to vote thereon;

RESOLVED FURTHER, that the Board, by the unanimous vote of the Non-Recused Directors, hereby recommends a vote "FOR" the Texas Redomestication Proposal, including, without limitation, the Texas Redomestication (including the Plan of Conversion and the Texas Governing Documents) and the Texas Redomestication Board Resolutions and that the Company's stockholders approve the Texas Redomestication (including the Plan of Conversion and the Texas Governing Documents) and adopt the Texas Redomestication Board Resolutions at the 2024 Annual Meeting; and

RESOLVED FURTHER, that upon receipt of stockholder approval of the Texas Redomestication Proposal, including, without limitation, the approval of the Texas Redomestication (including the Plan of Conversion and the Texas Governing Documents) and the adoption of the Texas Redomestication Board Resolutions, at the 2024 Annual Meeting, each of the Chief Financial Officer and General Counsel and Corporate Secretary of the Company and each of their respective designees (each such person, an "Authorized Officer") be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company and without further action from the Board, to prepare, execute, file and deliver all agreements, documents, notices, certificates, consents, approvals or other instruments and take all such actions that such Authorized Officer deems necessary, desirable or appropriate in order to perform the Company's obligations under the Plan of Conversion and to consummate the Texas Redomestication, including, without limitation, (a) the execution and filing of certificates of conversion with the Secretary of State of the States of Texas and Delaware, as applicable, and the execution and filing of the Texas Charter with the Secretary of State of the State of Texas; (b) the filing of the annual franchise tax reports required by the Secretary of State of the State of Delaware and the payment of the applicable franchise taxes; (c) the payment of any fees that may be necessary in connection with the Texas Redomestication; (d) the submission of all required notifications to the Nasdaq Global Select Market or any other applicable stock exchange; and (e) the filing of Current Reports on Form 8-K and any other regulatory filings that may be necessary, desirable or appropriate in connection with the Texas Redomestication.

PROXY MATERIALS; MANAGEMENT PROPOSALS

RESOLVED, that, in accordance with the foregoing resolutions, each of the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to (a) include the Texas Redomestication Proposal, including,

without limitation, the Texas Redomestication (including the Plan of Conversion and the Texas Governing Documents) and the Texas Redomestication Board Resolutions in the Company's proxy materials for the 2024 Annual Meeting, and (b) solicit proxies on behalf of the Board from the Company's stockholders authorizing the persons named in such proxies to vote their shares of the Company's common stock in favor of the Texas Redomestication Proposal, including, without limitation, the Texas Redomestication (including the Plan of Conversion and the Texas Governing Documents) and the Texas Redomestication Board Resolutions, at the 2024 Annual Meeting.

ADDITIONAL ACTIONS

RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, each of the Authorized Officers is hereby authorized, empowered and directed, in the name and on behalf of the Company and without further action from the Board, to prepare or cause to be prepared, execute, deliver and file any and all agreements, instruments or documents, perform all acts, do all things, and pay or cause to be paid all liabilities, fees, expenses and costs such Authorized Officer deems necessary, desirable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions;

RESOLVED FURTHER, that the Authorized Officers be, and each of them hereby is, authorized and directed, in the name and on behalf of the Company, to take any steps in connection with initiating or defending legal proceedings in any federal, state or foreign court or governmental agency that may be necessary, desirable or advisable in connection with the Texas Redomestication or any of the other transactions contemplated by the foregoing resolutions and to execute any and all further instruments or any amendments thereto and to effect all necessary filings or any amendments thereto with any and all appropriate federal, state and foreign courts or regulatory authorities; and

RESOLVED FURTHER, that each of the Authorized Officers is hereby authorized and empowered, in the name and on behalf of the Company and without further action from the Board, to delegate such Authorized Officer's authority granted by these resolutions to one or more attorneys-in-fact or agents acting for such Authorized Officer.

RATIFICATION OF PRIOR ACTIONS

RESOLVED, that any and all acts or things done by any officer or director of the Company, including any member of the Special Committee, prior to the adoption of these resolutions that if done after the date hereof would be authorized or contemplated by, or in furtherance of, such resolutions be, and each and all of said acts and things hereby are, expressly and in all respects authorized, approved, adopted, ratified and confirmed.

REPORT OF THE SPECIAL COMMITTEE
OF THE BOARD OF DIRECTORS OF TESLA, INC.

Kathleen Wilson-Thompson
Special Committee Member

Kristen Seeger & John Skakun
Sidley Austin LLP
Independent Counsel To The Committee

April 12, 2024

Table Of Contents

Executive Summary E-3

    A.   Why Reincorporate In Texas? E-3

    B.   Why Ratify Musk's 2018 Compensation Plan? E-4

    C.   The Committee E-5

    D.   This Report E-7

Part 1: The Special Committee's Decisions And Reasoning E-8

  I. The Committee's Reincorporation Decision E-8

    A.   The Committee's Evaluation Of Jurisdictions E-8

        1.   Narrowing The Focus To 10 States E-8

        2.   Narrowing The Focus To 5 States E-8

        3.   Narrowing The Choice To 2 States E-9

    B.   The First State Or The Lone Star State? E-11

        1.   Delaware And Texas Law Are Substantially Equivalent E-11

            a.   Substantially Equivalent Economic Rights E-12

            b.   Substantially Equivalent Governance Rights E-13

            c.   Substantially Equivalent Litigation Rights E-14

        2.   Why Reincorporate In Texas? E-16

            a.   Tesla's Home And Future Is In Texas E-16

            b.   Tesla Is A Mission-Driven Company E-17

            c.   Litigation Forum Considerations Do Not Alter The Balance E-18

  II. The Committee's Ratification Decision E-20

    A.   The Committee's Evaluation Of Ratification E-20

    B.   Should Stockholders Vote On Musk's Compensation? E-20

Part 2: The Special Committee's Process E-25

  I. The Committee's Mandate And Composition E-25

  II. The Committee's Advisors E-27

  III. The Committee's Independence E-27

  IV. The Committee's Diligence E-30

  V. The Committee's Activities E-31

Part 3: The Special Committee's Cross-Checks E-36

Conclusion E-40

<u>**Executive Summary**</u>

This Special Committee of the Board of Directors of Tesla, Inc. was charged with determining (i) whether Tesla should remain incorporated in Delaware or should reincorporate elsewhere, and (ii) whether Elon Musk's 2018 compensation plan should be ratified at the same time as any potential stockholder vote on reincorporation. The Committee considered these questions over the course of 8 weeks, meeting 16 times and working extensively with independent legal, academic, and financial advisors. In the Committee's business judgment, reincorporating in Texas and ratifying Musk's compensation are in the best interests of Tesla and all of its stockholders, and should be voted for by stockholders at Tesla's 2024 annual meeting.

A.   **Why Reincorporate In Texas?**

Texas Is Tesla's Home, And Aligns With Its Mission.   The Committee considered a precise question: where should *this Company* be incorporated *at this time*. It started from a blank slate, considering all US states as well as the possibility of incorporating outside of the US. It narrowed its focus in stages, first to 10 states, then 5, and finally to a binary choice between remaining incorporated in Delaware and reincorporating in one alternative jurisdiction.

At each stage, the Committee conducted an increasingly in-depth analysis of factors it believed were relevant to Tesla. The Committee narrowed its focus to US jurisdictions because Tesla is an American company. It selected 10 states for further consideration — California, Delaware, Florida, Maryland, Nevada, New York, Ohio, Pennsylvania, Texas, and Virginia — because each has a significant number of major public companies incorporated in them, and because Tesla's most significant US operations are in California, Nevada, New York, and Texas.

For this group of 10, the Committee reviewed each state's corporate laws at a high level and concluded they were substantially similar. The Committee therefore saw no reason to move to a jurisdiction Tesla has no current significant connection to, and narrowed its focus to 5 states: California, which has two factories; Delaware, the current state of incorporation; New York, which has a Gigafactory; Nevada, which also has a Gigafactory; and Texas, which is Tesla's corporate headquarters and has a Gigafactory.

The Committee then conducted further analysis, including of academic scholarship on the development of corporate law in the US and on companies' incorporation decisions. The Committee continued to find no reason to pick one jurisdiction based on its corporate law. This was not surprising, as each state's law operates under the same federal constitutional framework, draws on a common law heritage, and evolved in light of — and in competition with — each other. The differentiator at this stage therefore became Tesla's home state. Academic research shows that companies overwhelmingly incorporate either in Delaware or in their home state, and identifies a range of reasons for this. So the Committee determined that the best potential alternative to Delaware was Texas, and resolved to choose between those two states.

The Committee then conducted a thorough, holistic examination of all considerations it believed were relevant to deciding between Delaware and Texas. Ultimately, the Committee found that the corporate laws of Delaware and Texas are substantially equivalent, at least on net and as relevant to Tesla. Governance rights are effectively the same in both states, with the key exception that Texas requires that stockholders have the right to call a special meeting whereas Delaware does not. Stockholder litigation rights in Texas are robust — they are certainly not lesser than in Delaware. And, in addition to its own analysis with its advisors, the Committee took note of ISS's prior statement that "reincorporation from Delaware to Texas would appear to have a neutral impact on shareholders' rights," and Glass Lewis's prior statement that "in most respects, the corporate statutes in Delaware and Texas are comparable."[1] Both have previously recommended voting in favor of multiple Delaware-to-Texas reincorporations.

The Committee also concluded there is no reason to believe that being incorporated in Delaware increases Tesla's market value. Of the S&P 500, 35% are domiciled outside of Delaware. Seven of the top 20 by market capitalization are incorporated in their home state: Apple, Costco, Eli Lilly, Johnson & Johnson, Merck, Microsoft, and Proctor & Gamble. Tesla would make 8. Notably, the Committee saw no indication that Microsoft's earlier reincorporation from Delaware to its home state of Washington had a negative effect on its market value.

This left the Committee to weigh three factors. First, Tesla is all-in on Texas. The Gigafactory in Austin is the home of Tesla's corporate leadership, and is the Company's largest and most strategically-important factory. And Tesla's corporate identity is increasingly intertwined with Texas. The Committee believes that, as a matter of first

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[1] ISS (2019); Glass Lewis (2019).

principles, Tesla should have an affirmative reason to be legally incorporated in a different state than its physical headquarters. The Committee found no advantage to remaining incorporated in Delaware that justified splitting Tesla's legal home from its physical home, but did see value in unifying them.

Second, Tesla is a mission-driven company. The mission to accelerate the world's transition to sustainable energy is fundamental to Tesla's culture, and is critical to recruitment, motivation, and retention from the factory floor to the boardroom. Texas has an express statutory provision that would allow (though not require) Tesla's directors and officers to consider the Company's mission in exercising their fiduciary duties; Delaware does not. The Committee believes this distinction matters to Tesla. The difference may be more symbolic than actual — Tesla's mission has, after all, driven it since its founding. But symbolism matters to corporate culture. Texas law on this point better aligns with Tesla's mission, and that has value.

Third, the Committee considered the likely relative predictability of Delaware and Texas law based on differences in their judicial systems. Delaware has the most respected corporate judicial system in the country and the most extensive body of corporate case law. In contrast, Texas is just now forming specialized business courts and has much less corporate case law. The Committee concluded, however, that this factor did not alter its balance. The Committee was persuaded by the broadly held academic view — echoed by at least 3 former Delaware Supreme Court Justices and 1 former Chancellor — that Delaware law can be indeterminate because of its use of broad, flexible standards that are applied to individual cases in a highly fact-specific way. This focus on precise facts and circumstances means Delaware decisions may be less predictable for an innovative company like Tesla. Moreover, the Committee does not think that Texas's business courts should be avoided simply because they are new. Doing new things is part of Tesla's DNA and how it has become one of the most valuable companies in the world.

On balance, the Committee's business judgment is that reincorporating in Texas is in the best interests of Tesla and all of its stockholders.

Why Did This Committee Consider The Incorporation Question Now? Whether to reincorporate is not a new question for Tesla. The Committee confirmed that the Company's management and certain of its outside directors have been exploring the issue without reaching a decision since Tesla moved its headquarters from California to Texas in 2021. The question came up again after the Delaware Court of Chancery invalidated Musk's 2018 compensation plan on January 30, 2024. Later that day, Musk ran a poll on X asking whether Tesla should "change its state of incorporation to Texas, home of its physical headquarters?" Of 1,102,554 votes on X, 87.1% were in favor. The next day, Musk posted that "Tesla will move immediately to hold a shareholder vote to transfer state of incorporation to Texas."

Whether to put reincorporation to a stockholder vote is a decision for Tesla's Board, not Musk alone. And it is a decision that should be made based on a full assessment of the merits, not in reaction to a court case. So the Board created this Special Committee on February 10, and charged it with independently evaluating reincorporation and making a final determination.

B.   Why Ratify Musk's 2018 Compensation Plan?

Stockholders Should Decide Musk's Compensation.   In Spring 2018, Tesla's Board and stockholders voted to award Musk performance-based compensation worth up to $55.8 billion, if approximately $600 billion of stockholder value was created. More than 63 million disinterested shares — 73% of disinterested votes cast — approved the compensation. Adjusted for stock splits, that is equivalent to 945 million shares today. In June 2018, a stockholder with 9 shares filed a lawsuit called *Tornetta* challenging the compensation in the Delaware Court of Chancery. Five and a half years later, the court invalidated the compensation, finding, among other things, that the 2018 stockholder vote was not fully informed. As a result, Musk has not been directly paid for his work at Tesla since 2018, even though he led the Company in creating more than $600 billion in stockholder value.

As the Delaware Court of Chancery has recently noted, "Delaware law offers solutions for missteps."[2] One such solution is ratification — essentially, a re-approval of a prior action. The Committee concluded that Musk's 2018 compensation plan should be put to a new stockholder vote. This will give all of Tesla's stockholders their voice back. They will get to decide Musk's compensation, with full knowledge of everything criticized in *Tornetta*.

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[2] *Sjunde AP-Fonden v. Activision Blizzard, Inc.*, 2024 WL 863290, at *10 (Del. Ch. Ct. Feb. 29, 2024).

Since the *Tornetta* ruling, many stockholders have expressed their support for Musk's 2018 compensation plan. Dozens of institutional stockholders have, unprompted, told the Company's Investor Relations team that they think the 2018 compensation plan should be fixed. Seven institutional stockholders — including 4 of the top 10 — felt strongly enough to go straight to the Board Chair to say that. One of those top 10 stockholders followed up in writing:

> With regard to the 2018 [compensation], we do not think it's fair to set out a new set of options subject to a fresh set of performance hurdles. The requirements of the 2018 package were extraordinarily ambitious — <u>and they were delivered</u>. It is not reasonable for investors to expect to re-absorb the canceled options and consider all that value creation to have been delivered to us for no consideration.

> Therefore, if it is legally advisable, we suggest simply subjecting the original 2018 package to a new shareholder vote.[3]

Additionally, thousands of retail stockholders representing more than 23 million combined shares — equivalent to the 11th largest institutional stockholder — have sent unsolicited letters and emails to the Board or to the *Tornetta* court expressing the same sentiment. One letter sent on behalf of 5,821 stockholders stated:

> As Tesla shareholders, we want our shareholder votes to count (not be rescinded years later); we want Tesla CEO Elon Musk to be compensated for his Past Work (that is keep ALL stock options previously awarded for meeting the 2018 Musk Incentive Comp Plan milestones). . . . [We] [w]ould like the Board to explore options to affirm the shareholder vote in support of keeping [   ] Tesla's 2018 CEO Compensation Plan active and in place.[4]

A ratification vote will give all stockholders the opportunity to speak on Musk's compensation and determine whether it is in their best interests.

On the flip side, the alternative — not seeking a ratification vote — is not in the best interests of the Company and all of its stockholders. Musk, like most people, wants to be treated fairly and to be paid for his work as agreed, and his ownership interest in Tesla is important to him. He has confirmed this to the Committee. And motivating him to devote his time and energy to Tesla is essential to the Company. Negotiating (or renegotiating) a replacement compensation plan that Musk would agree to would likely take substantial time in light of the *Tornetta* decision, and incur a new, incremental accounting charge of billions of dollars. Ratification would be faster, would avoid any new compensation expense, and would avoid a prolonged period of uncertainty regarding Tesla's most important employee.

To be clear, the Committee did not substantively re-evaluate the amount or terms of Musk's 2018 compensation plan. It did not run a new compensation process and did not hire compensation consultants. It did not negotiate with Musk. None of that would have been consistent with ratification. Ratification is a tool to fix a procedural error or endorse a prior action. In the Committee's business judgment, that tool should be used here and now.

Why Did This Committee Consider The Ratification Question Now? Ratification came to this Committee because of the reincorporation question. In thinking through various scenarios for how any decision on reincorporation could play out, and observing the widespread interest in reincorporation and *Tornetta* from stockholders and the media, the Committee determined that disclosures for a possible stockholder vote on reincorporation would need to address Musk's compensation. Otherwise, a potential reincorporation could have been wrongly perceived as being made as a direct reaction to the *Tornetta* ruling, and with the intent to award Musk compensation in a different jurisdiction that he could not get in Delaware. And, if stockholders were not told of any then-existing plans for Musk's compensation, the reincorporation vote could be subject to attack as not fully informed. The Committee therefore requested and received the additional authority to address ratification, so that Musk's 2018 compensation plan could be resolved under Delaware law even if Tesla reincorporated to another jurisdiction.

C. The Committee.

The Committee's Authority And Advisors. The Committee had the authority to make a final decision on the incorporation question, including to choose to remain in Delaware. It had the authority to make a final decision on

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[3] 4/10/24 Letter to Board Chair Robyn Denholm from T. Rowe Price (emphasis in original).

[4] 2/5/24 Letter to the Board of Directors from Amy Steffens and Alexandra Merz on behalf of 5,821 stockholders holding 23,337,127 shares (with 196-page spreadsheet identifying those stockholders).

the ratification question, including to reject ratification. And it had all of the powers and resources needed to fully address both questions.

Kathleen Wilson-Thompson is the sole member of this Committee. The Committee was initially constituted with two members, but one of them stepped down from the Committee before any substantive decisions were made, for reasons addressed later in this Report.

Wilson-Thompson is an outside director who joined Tesla's Board in December 2018. She has served in senior management and director roles at public companies for three decades, rising through the ranks to the C-Suite at two iconic Fortune 500 public companies. Among other positions, she served as the Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance, and she is currently a director of McKesson and Wolverine World Wide. She was a practicing lawyer before pivoting to management.

After interviewing multiple law firms, the Committee selected Kristen Seeger and John Skakun of Sidley Austin LLP as its legal counsel. Seeger is a member of Sidley's Executive Committee and co-leads the firm's global Commercial Litigation and Disputes practice. Seeger and Skakun have led some of the largest securities class actions and fiduciary duty cases in the nation. They regularly represent public companies, boards, and special committees in high-profile and sensitive matters. Both are leading members of Sidley's "dominant and highly acclaimed" Securities and Shareholder Litigation practice, which has "outstanding expertise across the board."[5] Seeger and Skakun involved leading Sidley lawyers with decades of experience with Delaware and Texas law, including Gary Gerstman, Yolanda Garcia, and George Vlahakos, and brought talent from across the firm to bear on the representation. The Committee was also advised by highly-regarded Delaware counsel, A. Thompson Bayliss of Abrams & Bayliss LLP; a corporate law and governance expert, Professor Anthony Casey of the University of Chicago Law School; and a financial advisor, Houlihan Lokey Capital, Inc.

The Committee's Process. Over the past 8 weeks, the Committee and its advisors devoted substantial time and attention to this matter. The Committee formally met 16 times for more than 26 total hours. Outside of meetings, Wilson-Thompson spent more than 200 hours working on this matter, including reviewing a significant amount of written materials and communicating further with counsel. Seeger and Skakun personally spent more than 600 hours each on the matter. They were assisted by more than 40 other Sidley lawyers.

The Committee and its counsel had extraordinary access to and assistance from the Company. Every request for information or resources was fully granted. All 7 other directors and 5 members of management were interviewed. And, at the Committee's request, its counsel visited the Company's headquarters.

The Committee took the time it needed. At the outset, the Committee worked with its counsel to assess the time necessary to conduct a thorough, well-designed process. The Committee decided that, if it determined that any matter should be voted on by stockholders, the vote should be at Tesla's annual meeting because that would give the greatest number of stockholders an opportunity to voice their views. So the Committee's counsel sought to have the previously-selected date for the annual meeting pushed back by more than a month, in order to give the Committee the time that it deemed appropriate to complete its process. Following a negotiation over various potential dates, the Company agreed to the Committee's request and moved the date of the annual meeting from May 8 to June 13, 2024.

The Committee always reserved the right to take additional time if necessary, and expressly stated that to the Company. The Committee reached its final decisions on reincorporation and on ratification on its own timeline, and would have taken additional time for either question if it believed that was necessary.

Independence. The Committee and its counsel are aware of the media narrative regarding Musk, Tesla, and its Board. And the Committee's work was conducted against a backdrop of unrelenting public interest in whether Tesla would reincorporate and in Musk's compensation. Far from being influenced by these factors, this outside narrative and attention intensified the commitment of the Committee and its counsel to conduct a staunchly independent process.

Counsel to the Committee assessed the independence and disinterestedness of Wilson-Thompson, and determined that she was independent and disinterested in considering both the incorporation and the ratification questions. Wilson-Thompson expressly confirmed that she was willing and able to decide (i) that Tesla remain a

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[5] Chambers USA 2023: Litigation — Securities | Illinois.

Delaware corporation regardless of the views of Musk and (ii) that his 2018 compensation plan should not be ratified, if those decisions would be in the best interests of Tesla and all of its stockholders.

Throughout the process, counsel to the Committee observed Wilson-Thompson's independence. Seeger and Skakun participated in every Committee meeting with her, and had near-daily communications with her. They never observed anything remotely resembling a so-called "controlled mindset." To the contrary, Wilson-Thompson focused solely on the merits of the questions before the Committee, and on reaching decisions based on the best interests of the Company and all of its stockholders. Further, Musk made no attempt to influence or control the Committee. He did not directly or indirectly communicate with Wilson-Thompson about the Committee's work, except in an interview conducted by counsel after she reached her decisions.

The Committee also concluded that its advisors are independent. Sidley has never represented Musk. It represented Tesla in 2017 and 2021 in two small matters and was paid $12,601 in total. Sidley is a global law firm with 21 offices, approximately 2,300 lawyers, and $3 billion in revenue in 2023. Sidley represents 38 of the Fortune 50, 258 of the Fortune 500, and more than 1,000 public companies. It has top-ranked practices in all areas relevant to the Committee's work, and is particularly well-known for its premier public company advisory, corporate governance, and shareholder litigation practices.

Similarly, the Committee's Delaware counsel, corporate law and governance expert, and financial advisor were also determined to be independent.

D. This Report.

This Report reflects the business judgment of the Committee, and states its beliefs and opinions based on its work and knowledge. It proceeds in three Parts.

Part 1 explains the Committee's decisions on incorporation and on ratification. It walks through the considerations the Committee weighed and how it reached its decisions.

Part 2 addresses the Committee's process. It describes the Committee's creation and mandate, and how it became a single-member committee. It explains why the Committee and its advisors believe they are independent. It also provides an overview of the Committee's activities.

Part 3 describes how the Committee used Delaware cases to cross-check its work. This cross-check provided additional validation for the Committee of the design and execution of its process, and of its intent to follow Delaware law even as the law developed during this process.

<u>**Part 1: The Special Committee's Decisions And Reasoning**</u>

I.   The Committee's Reincorporation Decision.

A.   The Committee's Evaluation Of Jurisdictions.

At the outset of its work on incorporation, the Committee resolved to be guided by several propositions: It would approach incorporation from first principles. It would accord no weight to Musk's posts on X or to any prior work by the Company on reincorporation. It would consult with and rely on any and all independent advisors it deemed necessary. It would take the time needed to thoroughly evaluate relevant considerations. It would assess what is in the best interests of this Company and all of its stockholders at this time.

The Committee constructed a decision process that was consistent with these guideposts. It would start with all 50 US states as well as international jurisdictions, and then narrow its focus in stages. At each stage, the Committee would conduct an increasingly in-depth analysis of the factors it believed were most relevant to its decision at that stage, including whether reincorporation would affect Tesla's market value, whether there were any substantial differences in the bundle of stockholder rights in the jurisdictions under consideration, and whether there were potential benefits to the Company and all of its stockholders from particular jurisdictions. The final stage of this decision process would frame a binary choice between remaining in Delaware and reincorporating in the best alternative jurisdiction.

1.   Narrowing The Focus To 10 States.

The Committee's first step was to pick 10 jurisdictions, from the 50 US states and other countries, for greater analysis. The Committee considered first principles: A company's state of incorporation is its legal 'home.' There is intuitive logic for a company to be legally at home where it is physically at home, though there may be affirmative reasons to incorporate in a jurisdiction where the company has no significant physical connection. This factor pointed toward considering jurisdictions in which Tesla has significant physical operations.

The Committee next evaluated whether it should further consider any international jurisdictions. It determined that, while foreign incorporation may be the right choice for some companies, it is not for Tesla. Tesla is a proudly American company.

The Committee then looked at data regarding the number of public company incorporations in each US state, as states with a significant number of public company incorporations would likely have developed, modern corporate laws.[6] While the majority of US public companies are domiciled in Delaware, 9 other states are the jurisdiction of incorporation of more than 50 public companies: California, Florida, Maryland, Nevada, New York, Ohio, Pennsylvania, Texas, and Virginia. That includes the 4 states in which Tesla has significant physical operations: California, Nevada, New York, and Texas. So the Committee chose to focus on these 9 states as well as Delaware.

2.   Narrowing The Focus To 5 States.

For the next stage of its work, the Committee focused on identifying any major negative impacts from a potential reincorporation, as well as any major differences in corporate law in any of the states under consideration. The Committee found none.

A preliminary evaluation did not identify any likely impact on Tesla's market valuation from a reincorporation. The Committee's academic expert on corporate law and governance, Professor Casey, surveyed academic research on whether there is a "Delaware premium," i.e., whether companies incorporated in Delaware have higher valuations. His initial view was that the empirical literature suggests such a premium does not exist.[7] Initial analysis by the Committee's financial advisor similarly suggested there would likely be no significant impact on valuation because of a company's state of incorporation within the US.

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[6] Deal Point Data (as of 2/18/24).

[7] Compare Report of Professor Anthony J. Casey to the Special Committee of the Board of Directors of Tesla, Inc. ("Casey Report," attached as Exhibit D) ¶¶ 42-51; see also, e.g., Rhee, *The Irrelevance of Delaware Corporate Law*, 48 Journal of Corporation Law 295 (2023) (finding no such premium).

At this stage, the Committee also considered a high-level comparison of stockholder rights and governance matters in each jurisdiction under consideration. The topics were:

- Fiduciary duties.

- The business judgment rule.

- Interested transactions.

- Conflicted controller transactions.

- Exculpation.

- Indemnification and advancement.

- Derivative claims.

- Books and records inspection rights.

- Ratification of invalid corporate acts.

- Stockholder action by written consent.

- Special stockholder meetings.

- Appointing and removing directors.

- Blank-check preferred stock.

- Anti-takeover measures.

After discussion with its counsel, the Committee concluded that the corporate law of each of the 10 US states under consideration is, on the whole, substantially similar. Three potentially relevant differences were noted in particular. First, Florida, Maryland, Nevada, New York, Ohio, Pennsylvania, and Texas have "constituency statutes," which expressly permit directors and officers to take into account a company's mission or broader stakeholder considerations when discharging their fiduciary duties. Second, Nevada was the only state under consideration without a heightened standard of judicial review for interested transactions or that allows exculpation for certain duty of loyalty claims. And third, there was some variation in anti-takeover protections, with Delaware having one of the most management-friendly approaches. The Committee viewed this factor as not especially relevant to Tesla at this time, including because of its market capitalization.

After reflecting on these considerations and its guiding principles, the Committee determined that there was no affirmative reason for Tesla to reincorporate in any jurisdiction it has no current connection to. So it determined not to proceed with further analysis of Florida, Maryland, Ohio, Pennsylvania, or Virginia.

3. Narrowing The Choice To 2 States.

To set up a final binary choice, the Committee focused on identifying which of California, Nevada, New York, or Texas would be the best alternative to Delaware for Tesla.

At the request of the Committee and its counsel, Professor Casey conducted a review of the history and evolution of corporate law in the US. Of particular salience to the Committee was the history of competition among states for incorporations. As Professor Casey explained, Delaware became the leading center for incorporations in the US by first adopting New Jersey's corporate law "largely verbatim," and then further innovating over time.[8] He highlighted how corporate law within the US has largely converged, with two key drivers being other states copying Delaware's innovations, and the creation and nationwide influence of the Model Business Corporations Act (the "MBCA").[9]

Professor Casey also addressed the literature analyzing companies' incorporation decisions. According to academic scholarship, more than 90% of companies are incorporated in either their home state or Delaware, with

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[8] Casey Report ¶¶ 36-39.

[9] Id. ¶ 41.

approximately 60% in Delaware.[10] Scholars hypothesize a number of factors for this, including: the natural place for a new company to be first incorporated is often its home state; the value of having decisionmakers for corporate governance disputes located in the same community as the company's operations; strategic advantages from particular provisions of Delaware law, especially director and officer liability protections; the expertise of the Delaware judiciary; and network effects.

These discussions led the Committee to rule out California, Nevada, and New York. Each of these states is important to Tesla. California was Tesla's birthplace. It has two factories there: The Fremont factory, which was Tesla's first and continues to produce the Model S, Model 3, Model X, and Model Y;[11] and the Megafactory Lathrop, which is one of the largest utility-scale battery factories in America.[12] Nevada has the Company's first Gigafactory, which is one of the world's highest volume plants for electric motors, energy storage products, vehicle powertrains, and batteries, and is the manufacturing hub for the Tesla Semi.[13] And New York also has a Gigafactory, which builds solar panels and electrical components for Superchargers.[14]

But none of these states are Tesla's current home. That is Texas.

[The rest of this page was intentionally left blank.]

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[10] Id. ¶ 25 & fn. 7-8.

[11] See tesla.com/fremont-factory.

[12] See tesla.com/megafactory.

[13] See tesla.com/giga-nevada.

[14] See tesla.com/manufacturing.

Because Texas is Tesla's current physical headquarters, the Committee concluded that it is the single best alternative incorporation jurisdiction.[15] It therefore framed its final choice as: Delaware, Tesla's current state of incorporation; or Texas, the Company's current home state.

B. The First State Or The Lone Star State?

The final stage of the Committee's incorporation decision was an in-depth comparison of remaining incorporated in Delaware or reincorporating in Texas. As explained further below, the Committee concluded first that the rights that Tesla stockholders would possess under Texas law are substantially equivalent to the rights they currently possess under Delaware law. This left three differentiating factors in the Committee's view: Texas is Tesla's home state; Texas's constituency statute would better align with Tesla's mission-driven culture; and Delaware has the most respected business court and the largest body of corporate case law in the country, whereas Texas just created a business court. The Committee balanced these considerations and concluded that, in its business judgment, it is in the best interests of Tesla and all of its stockholders for the Company to reincorporate in Texas.

1. Delaware And Texas Law Are Substantially Equivalent.

The Committee and its advisors thoroughly compared Delaware and Texas law. This analysis was framed by the lens that corporate law provides a "bundle of rights" for stockholders along three dimensions: "economic rights, governance rights, and litigation rights."[16] The Committee discussed and debated these three aspects of stockholder rights at length with its advisors, including in multi-hour panel discussions with Delaware and Texas practitioners, and with Professor Casey. The Committee instructed its financial advisor, Houlihan, to examine market practices and conduct quantitative analysis, and instructed its academic advisor, Professor Casey, to evaluate relevant academic research, in order to assist it in evaluating any potential economic impact from reincorporating in Texas. And the Committee considered extensive written materials about Delaware and Texas law provided by its advisors.

The Committee's business judgment is that Delaware and Texas provide substantially equivalent bundles of economic, governance, and litigation rights for stockholders, at least on net and as relevant to Tesla. The Committee's legal advisors unanimously supported this judgment and the Committee's process in reaching it: Kristen Seeger

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[15] The Committee was also cognizant that Nevada has been described as diverging from other states' corporate laws with respect to litigation protection for directors and officers. See, e.g., *Palkon v. Maffei* ("*TripAdvisor*"), 2024 WL 678204 (Del. Ch. 2024) (addressing a proposed reincorporation to Nevada). Professor Casey noted a historical parallel, as Delaware's decision in 1986 to provide greater liability protections to directors than other states via exculpation is perhaps the single most compelling cause of its current preeminence as an incorporation home, as shown by the following charts:



Casey Report ¶ 39 (citing Sanga, *Network Effects in Corporate Governance*, Journal of Law & Economics (2020)). Regardless, the Committee concluded that, even if Nevada law provided greater protection from unmeritorious and protracted litigation, any difference did not outweigh the fact that Texas is Tesla's home state.

[16] See, e.g., *TripAdvisor*, 2024 WL 678204, at *1, *19.

and John Skakun (Sidley) from an overall perspective; Professor Casey (University of Chicago Law School) from an academic perspective; Tom Bayliss (Abrams & Bayliss) and Gary Gerstman (Sidley) from a Delaware law perspective; and Yolanda Garcia and George Vlahakos (Sidley) from a Texas law perspective. The work of the Committee's financial advisor, Houlihan, supported this judgment on the economic aspects.

a.   Substantially Equivalent Economic Rights.

No Delaware Premium.   A critical question for the Committee was whether there was any reason to believe that Tesla shares would be economically less valuable under Texas law than under Delaware law. If so, that would be a significant — likely dispositive — reason to remain incorporated in Delaware. If not, that would suggest market participants do not view any potential legal differences between Delaware and Texas to be worth paying for. The Committee concluded, based on the advice of its financial and academic advisors, that there was no convincing evidence that reincorporating in Texas would affect Tesla's market value.

Market Practice.   Three points about market practice — more precisely, the lack thereof — were especially compelling to the Committee. First, Houlihan explained that a company's US state of incorporation is ***not*** a factor in commonly used valuation methodologies. Neither practitioners (including investment banks and appraisers) nor finance textbooks recognize Delaware law as being a factor of value. Certain valuation methodologies do, however, take into account *countries* through a variable risk premium, showing that certain legal and regulatory regimes as well as other country-specific risk factors are believed to affect economic value. Second, Houlihan reviewed 2,012 stockholder activism campaigns from 2019 to 2023 that advocated for a wide variety of corporate actions to increase stockholder value. ***None*** of these campaigns advocated for reincorporation to Delaware, despite 35% of S&P 500 companies and a similar percentage of Russell 3000 companies being incorporated outside of Delaware. If reincorporating in Delaware would create value, the Committee concluded activists would have identified and arbitraged that. And third, the Houlihan team also indicated during a meeting that, based on conversations with members of their capital markets team, they had not been involved in an offering in which US state of incorporation was a meaningful factor in raising capital.

Quantitative Analysis.   Houlihan also looked for whether there was evidence of a Delaware premium through three quantitative analyses. First, they evaluated four market-implied valuation multiples from 2019 through 2023 for Fortune 500 companies: enterprise value/revenue; enterprise value/EBITDA; market capitalization/earnings; and market capitalization/book value. They did not find any observable valuation premium attributable to Delaware incorporation. Second, Houlihan also analyzed market return metrics for Fortune 500 companies from 2014 through 2023, and similarly found no observable premium attributable to Delaware incorporation. Finally, Houlihan reviewed four case studies of redomestications from Delaware to Texas over the last decade. They reported no observable pattern between redomestication and total stockholder return over the periods studied.

Academic Literature.   After his initial survey of academic research on the Delaware premium earlier in the process, Professor Casey conducted a deeper dive and comprehensively analyzed the literature. He concluded that the "existing literature strongly suggests that such premium is non-existent or unknowable."[17] The Committee was also persuaded by Professor Casey's point that, "given the incentives of academics and market actors to prove a definitive answer here and the difficulty of proving a negative, the most reasonable conclusion is that no discoverable premium exists."[18]

No Other Negative Economic Impacts To Stockholders.   The Committee additionally checked that reincorporation in Texas would not materially alter any other economic rights of stockholders. For example, Texas law would not alter the Company's ability to pay dividends or buyback stock.[19] And at the Committee's request, the Company confirmed that reincorporating in Texas will not have any materially adverse accounting, tax, or other financial implications, and will not affect the public trading of the Company's shares.[20] Reincorporation will

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[17] Casey Report ¶ 127.

[18] Id. ¶ 128.

[19] See TBOC § 2.101(9); TBOC § 21.310.

[20] One possible tax effect is that Texas law requires an apportionment of gross income for transactions involving a repurchase of company debt at a discount. Tex. Admin. Code tit. 34, § 3.591(e)(6). The Committee determined this was not relevant for Tesla at this time.

result in the Company saving $250,000 per year in franchise tax payments to Delaware, which Houlihan calculated would translate into an implied value accretion of approximately $11 – 14 million.

b. Substantially Equivalent Governance Rights.

The vast majority of governance rules are effectively the same under Texas and Delaware law. For example, both Delaware and Texas have similar rules on classified boards, the removal of directors, charter and bylaw amendments, blank check preferred stock, stock buybacks, dividends, and appraisal.[21] Where there may appear to be distinctions, the Committee concluded that: most were differences in default rules that could be resolved in a Texas charter and bylaws; some made no difference at least to Tesla; and one — Texas's constituency statute — did not substantially alter stockholders' rights but does matter to Tesla.

Differences Addressed By The Proposed Charter And Bylaws. There are a number of governance matters where Delaware and Texas law set different default rules but allow changes via the charter or bylaws. One example is the rule for mergers: by default, Delaware requires only a majority vote but allows the charter to raise the threshold; Texas is the opposite, setting a supermajority default rule but allowing the charter to lower the threshold to a majority vote.[22]

After the Committee narrowed its focus to Delaware and Texas, it directed the Company to provide it with a draft Texas charter and bylaws that were as similar to the current Delaware versions as legally possible. In the Committee's view, the proposed Texas charter and bylaws are functionally equivalent to the current Delaware charter and bylaws from a stockholder governance rights perspective. The one arguable exception the Committee sees would increase stockholder rights. Delaware allows companies to prohibit stockholders from calling a special meeting, and Tesla's current charter does that; Texas, in contrast, mandates that stockholders be permitted to call a special meeting under certain circumstances.[23] The proposed Texas charter therefore provides that stockholders can call a special meeting under certain circumstances.[24]

Differences That Don't Matter To Tesla. The Committee identified a handful of areas where the rule in Texas differed in some respect from the rule in Delaware. These were generally procedural or not relevant to Tesla in the view of the Committee and its advisors.

The most potentially important area related to anti-takeover protections. The Committee took the view that these were not a significant consideration for Tesla in light of its market capitalization. It nonetheless scrutinized the differences between Delaware and Texas on this issue before concluding that, on net, they were not substantially different.

Both Delaware and Texas permit a range of anti-takeover defenses, including poison pills. Both have business combination provisions, though they apply at different ownership thresholds: 20% in Texas and 15% in Delaware.[25] Both allow boards to create new vacancies and to fill them, though Texas limits the number of such vacancies that can be filled without a stockholder vote to 2.[26] Another potential area of difference involved cash-out transactions and "*Revlon* duties": Texas statutes allow directors to take into account "the long-term and short-term interests of the corporation and the stockholders of the corporation, including the possibility that those interests

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[21] Compare, e.g., DGCL § 141(d) and TBOC § 21.408(a); DGCL § 141(k) and TBOC § 21.409; DGCL § 242(a) and TBOC §§ 21.054-55; DGCL § 109(a) and TBOC §§ 21.057-58; DGCL § 151(a) and TBOC § 21.155(a); DGCL §§ 154, 170(a) and TBOC § 21.310; DGCL § 262 and TBOC § 10.354(a)(2); see also Casey Report ¶ 135.

[22] Compare DGCL §§ 251, 102(b)(4) and TBOC §§ 21.457(a), 21.365(a).

[23] Compare DGCL § 211 and TBOC § 21.352(a)(1)-(2).

[24] The proposed Texas bylaws, like the current Delaware ones, also contain a forum selection provision. The Texas forum selection provision, however, selects the Texas business courts as the primary venue rather than the Delaware Court of Chancery. The Committee concluded that this did not substantially alter stockholders' governance rights. Compare *TripAdvisor*, 2024 WL 678204, at *13. The Committee did weigh litigation forum in its final calculus, as described below.

[25] Compare DGCL § 203(c)(5) and TBOC § 21.607(2).

[26] Compare DGCL § 223(a) and TBOC § 21.410(d).

may be best served by the continued independence of the corporation."[27] Delaware law, at least in certain circumstances, requires directors to accept the highest price reasonably available, though in many circumstances they are allowed to also "just say no" to a potential transaction and take into account long-term interests.[28] Ultimately, the Committee concluded that these distinctions, to the extent they may bear out in the real world, related to edge cases that were unlikely to be relevant to Tesla given its market capitalization.

Texas's Constituency Statute.   The Committee identified one governance feature that, in its view, does meaningfully distinguish Texas law from Delaware law: Texas is one of more than 30 states with a constituency statute, codified at TBOC § 21.401.[29] This statute expressly allows directors and officers of a Texas corporation to consider, among other things, a positive impact on the environment when making decisions about the company's business. Delaware does not have a constituency statute, though in practice it is generally acknowledged that similar considerations can often be taken into account.[30] The Committee and its advisors concluded that Texas's constituency statute does not, on net and in practice, lessen the bundle of stockholder rights in Texas. But the Committee did weigh Texas's constituency statute in reaching its final decision, as discussed further below.

c.   Substantially Equivalent Litigation Rights.

The Committee and its advisors engaged deeply with a wide range of litigation topics. They identified no areas in which Texas and Delaware law meaningfully diverged on matters of substance. In most areas, both states apply the same substantive decision rule. In some areas that have been addressed by Delaware, Texas is silent but would, in the judgment of the Committee and its advisors, likely follow Delaware. And in a few areas where Texas law has made different choices, they are procedural in nature and do not cause stockholders to possess substantially lesser litigation rights than under Delaware law. Litigation rights are first class-rights in Texas.[31]

The Same Rule.   In most areas the Committee examined, Texas and Delaware law apply essentially the same substantive rule, though Texas sometimes articulates it a bit differently. These include fiduciary duties owed to the corporation and the stockholders collectively, the corporate opportunities doctrine, director exculpation, indemnification, advancement, the business judgment rule, and the entire fairness standard of judicial review.[32]

Texas's fiduciary duty of obedience exemplifies this: Obedience is an express third fiduciary duty under Texas law, in addition to loyalty and care, and requires fiduciaries to not commit *ultra vires* acts.[33] Delaware law does not describe directors as owing a "duty of obedience," but similarly prohibits *ultra vires* acts.[34] So there is no functional difference.

Silences In Texas Law.   Delaware law has addressed a number of issues impacting public companies that Texas law has not (yet), including *Caremark*   oversight claims, public company conflicted controller transactions, and intermediate scrutiny of defensive tactics. However, Texas's silence in these areas does not mean that Texas law is or will be meaningfully different from Delaware law. Texas courts have a long history and clearly stated position of looking to Delaware law to fill gaps in Texas law.[35]

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[27] TBOC § 21.401(b), (d).

[28] Casey Report ¶¶ 101-02.

[29] Id. ¶ 94.

[30] See Business Roundtable, 8/19/19 Statement on the Purpose of a Corporation, tinyurl.com/d9susybt. Delaware does, like Texas, have benefit corporation statutes.

[31] *TripAdvisor*, 2024 WL 678204, at *20.

[32] Casey Report ¶¶ 86-93.

[33] Id. ¶ 89; see also *Gearhart Indus., Inc. v. Smith Inter., Inc.*, 741 F.2d 707, 719 (5th Cir. 1984).

[34] Casey Report ¶ 89.

[35] E.g., *In re DeMattia*, 644 S.W.3d 225, 230 (Tex. App. 2022) (Texas courts "look to Delaware on matters of corporate law"); *Hanmi Fin. Corp. v. SWNB Bancorp, Inc.*, 2019 WL 937195, at *7 (S.D. Tex. Feb. 26, 2019) ("Texas courts consider Delaware decisional law persuasive in resolving unsettled issues of Texas corporate law"; "Texas courts would adopt Delaware fiduciary law in the merger context").

Caremark claims illustrate the point. Federal courts applying Texas law have predicted that "the Texas Supreme Court would look to Delaware" and would apply the *Caremark* framework.[36] And even though conflicted controller transactions and intermediate scrutiny have not been directly addressed by Texas courts in the public company context, Texas's application of fairness review to interested director transactions conceptually maps onto those circumstances. At the end of the day, the Committee and its advisors concluded that there was no reason to believe that Texas law would provide substantially lesser litigation rights in areas where it is currently silent.

Procedural Differences. The Committee and its advisors identified two important areas with differences between Texas and Delaware stockholder litigation. The Committee and its Delaware, Texas, and academic advisors concluded that these differences were procedural.

First, Texas and Delaware differ in their procedural approach to stockholder derivative claims. Texas follows the MBCA and is one of nearly two-dozen "universal demand" jurisdictions, meaning that derivative plaintiffs must make a demand on the board and the board must be given an opportunity to investigate the claims before litigation is filed.[37] Delaware, in contrast, allows stockholders to make a demand on the board or to file litigation without making a demand based on an allegation that demand would be futile.[38] Both states provide avenues for stockholders to get documents to support potential derivative claims before initiating a derivative claim.[39] The Committee and its advisors believe that Texas's choice to adopt the MBCA's universal demand regime does not mean that Tesla's stockholders would have lesser derivative litigation rights under Texas law than under Delaware law. Texas picked a different, but not inferior, procedural path for the vindication of the same underlying substantive rights.

Second, Texas recently created a specialized business court system, which is set to open on September 1, 2024.[40] These new courts will handle public company corporate governance matters, as well as commercial disputes over $10 million (with some exceptions), and judges will be appointed to renewable 2 year terms.[41] Cases will be subject to trial by jury — which may be more favorable for stockholder plaintiffs.[42] The Committee concluded that this difference from the Delaware court system relates only to the forum for corporate disputes, not the substantive law, and therefore does not render Texas litigation rights substantially lesser than Delaware litigation rights.[43] The Committee considered these differences further in its reaching its final decision, as laid out below.

Other Commentary. A final factor that the Committee examined was commentary comparing Delaware and Texas law. In response to the Committee's inquiry during a meeting, Professor Casey confirmed his view that the academic literature does not identify substantial differences between Texas and Delaware law. Additionally, recent reincorporations to Texas do not identify substantial differences between Texas and Delaware law. Of the last four public company reincorporations from Delaware to Texas, none pointed to greater litigation protections in Texas.[44] And the proxy advisory firms ISS and Glass Lewis have generally recommended for recent Texas reincorporations, without identifying any substantial differences between their laws. For example, ISS has stated

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[36] *In re Life Partners Holdings, Inc.*, 2015 WL 8523103, at *10 (W.D. Tex. Nov. 9, 2015) (citing Texas state case law for the proposition that in Texas "there is a presumption favoring Delaware law such that a party who opposes its application bears the burden to show Delaware law's *inconsistency* with Texas law.") (emphasis in original).

[37] TBOC §§ 21.551-63.

[38] Casey Report ¶ 108; see also *Grimes v. Donald*, 673 A.2d 1207, 1216 (Del. 1996).

[39] Compare DGCL § 220 and TBOC § 21.218(b).

[40] Tex. Gov't Code § 25A.004.

[41] Id. § 25A.004(b)-(d). The judges will be chosen by the governor and will be selected for their expertise in business matters. Unlike in Delaware, however, there will be no political balance requirement in judicial appointments.

[42] Id. § 25A.015(a).

[43] Compare *TripAdvisor*, 2024 WL 678204, at *13 (addressing forum considerations, and stating that even if "plaintiffs might be able to secure greater recoveries in other forums, that is not due to differences in substantive law"); see also Casey Report ¶¶ 142-43.

[44] See Legacy Housing Corp. 2019 Proxy Statement at 11; Contango Oil & Gas Co. 2019 Proxy Statement at 32; DallasNews Corp. 2018 Proxy Statement at 21; Geospace Technologies Corp. 2015 Proxy Statement at 30-31.

that "reincorporation from Delaware to Texas would appear to have a neutral impact on shareholders' rights."[45] And Glass Lewis stated that it "believes that in most respects, the corporate statutes in Delaware and Texas are comparable."[46] This further confirmed the Committee's conclusion that Delaware and Texas law are substantially equivalent.

2. Why Reincorporate In Texas?

In the final calculus, the Committee weighed three considerations. First, Tesla's physical headquarters is in Texas. Second, Tesla is a mission-driven company. And third, the Delaware corporate courts are well-known whereas the Texas business courts have not started hearing cases yet. On balance, the Committee concluded that, for Tesla at this time, these considerations weighed in favor of reincorporating in Texas.

a. Tesla's Home And Future Is In Texas.

The primary driver of the Committee's decision was that Texas is Tesla's home state.

Tesla Is All-In On Texas. Tesla moved its global headquarters to Austin in 2021. Since then, Texas has increasingly become a focal point for Tesla's corporate identity. Executive management is based in Texas, as are a significant number of manufacturing, operations, and engineering employees. The Austin Gigafactory — "Giga Texas" — began production in 2021, and is already Tesla's principal manufacturing facility. With 10 million square feet of factory floor, Giga Texas is thought to be the second largest building in the world by volume, and the largest in the US by floor area.[47] It is the manufacturing hub for the Model Y, the best-selling car in the world, and the home of the Cybertruck and Tesla's future vehicles.[48]

Texas is also central to Tesla's future growth, as the Committee's interviews with directors and management confirmed. A major expansion of Giga Texas is already under construction, and may make it the largest building in the world by volume and put it in the top 5 in the world by floor area. Employment in Texas is also expected to grow as Giga Texas is expanded and production ramps. This growth is rooted in the strategic advantages of Texas, including its business climate, its diverse and skilled workforce, its strong economic and demographic growth, and the availability and cost of key resources.

Reincorporating in Texas builds on Tesla's relationships with the state and the local community. These relationships — with government actors, with employees, and with other stakeholders — are critical to Tesla. The academic literature recognizes that "there is value inherent in home-state incorporation" because it can strengthen such relationships.[49] Fully becoming a Texas company would send a strong signal of Tesla's commitment to the state and community that have done so much for it already, and that are so important to Tesla's future.

There Is Value In Local Decisionmaking. Another advantage of home-state incorporation is that the legislators and judges making corporate law — and the juries deciding fact disputes in corporate cases — are drawn from the community in which the company operates.[50] Corporate law and litigation often overlap with and impact business, employment, and operational matters. And Tesla is not a cookie-cutter public company. Local decisionmakers will, in the Committee's view, have a deeper understanding of Tesla and its business, and therefore be best situated to make decisions about its corporate governance.

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[45] Legacy Housing Corp. 2019 ISS Report at 18; see also Geospace Technologies Corp. 2015 ISS Report at 19 (shareholder rights "would not be materially weakened by changes to applicable state takeover statutes").

[46] Legacy Housing Corp. 2019 Glass Lewis Report at 8 (recommending against this reincorporation proposal because of a charter amendment, not differences in state law); compare DSS, Inc. 2020 ISS Report at 15 & DSS, Inc. 2020 Glass Lewis Report at 10 (both recommending in favor of reincorporation from New York to Texas because of the "neutral impact on shareholders' rights" and because "shareholders will not see many meaningful differences between New York corporate governance and that of a Company incorporated in Texas").

[47] See, e.g., en.wikipedia.org/wiki/List_of_largest_buildings.

[48] See tesla.com/giga-texas; 2023 10-K at 30, 34.

[49] Casey Report ¶¶ 56-57, 132.

[50] Id. ¶¶ 59-60 (also noting that the value of judicial decisions being made in the community where their effects are centered is a long-standing venue consideration for many other areas of law).

Home State Incorporation Is Common And Intuitively Makes Sense. Many major public companies are incorporated in their home state, including household names like Abbott, Aflac, American Express, Anthem, Apple, Best Buy, Cisco, Comcast, Costco, Dollar General, Eli Lilly, IBM, Lowe's, Footlocker, Goodyear, Johnson & Johnson, Kroger, Lockheed Martin, Merck, Microsoft, Nike, Proctor & Gamble, Progressive, Prudential, S&P Global, Southwest, Starbucks, and Target. The following map illustrates the geographic diversity of such companies:


Microsoft
COSTCO
WHOLESALE
BEST
BUY
PROGRESSIVE
P&G
AMERICAN
EXPRESS
IBM
Abbott
Lilly
Johnson&Johnson
COMCAST
LOCKHEED MARTIN
DOLLAR GENERAL
Aflac
Southwest
Profiled U.S. state
Other U.S. states with at least one applicable Fortune 500 Public C-Corp
Other U.S. states with no applicable Fortune 500 Public C-Corp

Many of these companies were founded in their home state and never decided there was justification for separating their legal home from their physical home. But public companies also have reincorporated from Delaware to their home state in order to reunite their legal and physical homes. The example of Microsoft was instructive for the Committee. One of the reasons given by Microsoft when it left Delaware was that Washington was "the location of the Company's world headquarters and the location of its primary research and development efforts."[51] Other companies that have recently reincorporated in Texas have pointed to the same reason.[52]

Home state incorporation fits the Company's first principles approach. The Committee found no advantage to remaining incorporated in Delaware that justified a split between Tesla's legal home and its physical home.

b. Tesla Is A Mission-Driven Company.

A secondary factor that favored Texas in the Committee's view was Texas's constituency statute. Tesla is an exceptionally mission-driven company. Its website proclaims: "Our mission is to accelerate the world's transition to sustainable energy."[53] The Company's 2023 annual report says the same thing in its second paragraph, and later declares: "The very purpose of Tesla's existence is to accelerate the world's transition to sustainable energy."[54] There have been 3 "Master Plans" about Tesla's mission, including last year's 41-page "Master Plan 3: Sustainable Energy for All of Earth."[55]

The mission is a cornerstone of Tesla's culture. It is critical to recruitment, motivation, and retention from the factory floor to the boardroom. Indeed, the mission's importance was emphasized by every director interviewed by the Committee. For several, including Wilson-Thompson, the mission is a major reason they choose to serve on the Board.

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[51] Microsoft Corporation 1993 Proxy Statement at 12 (also stating that Washington had "updated" its corporation law since Microsoft left Washington for Delaware in 1986 in order to take advantage of the litigation protections offered by Delaware's then-new director exculpation statute).

[52] See, e.g., Legacy Housing Corp. 2019 Proxy Statement at 11; Contango Oil & Gas Co. 2019 Proxy Statement at 32; DallasNews Corp. 2018 Proxy Statement at 21; Geospace Technologies Corp. 2015 Proxy Statement at 30-31.

[53] See tesla.com/impact; see also tesla.com/ns_videos/2022-tesla-impact-report.pdf.

[54] 2023 10-K at 4, 12.

[55] See tesla.com/ns_videos/Tesla-Master-Plan-Part-3.pdf; tesla.com/blog/master-plan-part-deux; tesla.com/blog/secret-tesla-motors-master-plan-just-between-you-and-me.

Texas — unlike Delaware — has an express statutory provision that would allow (though not require) Tesla's directors and officers to consider the Company's mission in exercising their fiduciary duties.[56] As a practical matter, the Committee does not expect this would change the way Tesla operates; Delaware law did not, of course, prevent Tesla from being a mission-driven company.[57] But there is value in symbolism, particularly for corporate culture. It is the Committee's business judgment that Texas law on this point better aligns with Tesla's mission, and with Tesla as a mission-driven company.[58]

c.   Litigation Forum Considerations Do Not Alter The Balance.

The Committee also considered the likely relative predictability of Delaware and Texas law based on differences in their judicial systems. The Delaware Court of Chancery and Supreme Court are the most respected and experienced business courts in the country. They have an extensive body of case law. Trials are before judges who are experts in corporate law and appointed for 12 year terms. Delaware statutory law is regularly updated by the legislature. The Delaware system has long and widely been lauded for its expertise.

On the other side of the ledger, Texas's business courts were just created and will not start hearing cases until September 2024. They will have less existing corporate case law to draw on. Business court judges will be appointed for 2 year terms, but there is no track record of their qualifications or experience.[59] Plus, dispositive motion practice is more limited in Texas, and even corporate governance cases will be tried to juries rather than judges.[60] How the Texas business court system will function cannot be known for certain.

The Committee questioned its advisors extensively on how to weigh the differences between these judicial systems. It held a multi-hour panel discussion with its Delaware counsel Bayliss and its Texas litigation counsel Garcia, moderated by Professor Casey, and had separate follow-up sessions with each of Bayliss and Garcia. All made powerful points.

The Committee had meaningful concerns about potential uncertainty in Texas because the new business courts have not started hearing cases and because of the possibility of jury trials. These concerns were eventually mitigated. Texas expressly draws on Delaware case law, which alleviates some uncertainty. And as Professor Casey pointed out, Texas "has a more code-based corporate governance regime," and so does not depend on cases to set out the law as much as Delaware.[61] Further, while the Texas business courts are new, Texas and its legal system more generally are not unknown to Tesla. Tesla has significant experience litigating in Texas. And while the prospect of jury trials for corporate governance matters gave the Committee pause, jurors would be drawn from the community in which Tesla operates, and juries decide only questions of fact based on instruction from a judge regarding the law. Garcia also noted that jury trials on public company corporate governance matters are rare in her decades of experience.[62]

The Committee was also persuaded by Professor Casey's conclusion that an academic "consensus has emerged that Delaware corporate law is largely indeterminate and often unpredictable," "because the law is applied largely through case-specific standards that rely on the ex post judgment of the judges."[63] This indeterminacy is often pointed to as a virtue of Delaware law — it provides flexibility and allows Delaware judges to "reach [ ] the 'right'

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[56] TBOC § 21.401.

[57] Compare Business Roundtable, 8/19/19 Statement on the Purpose of a Corporation, tinyurl.com/d9susybt.

[58] Texas law also allows for "social purposes" like Tesla's mission to be incorporated into companies' charters. TBOC § 21.401(c), (d). As explained above, the proposed Texas charter is as similar to the current Delaware version as legally possible. If Tesla reincorporates in Texas, the Committee understands that the Board will consider amending its charter at a later time to incorporate the mission.

[59] Tex. Gov't Code § 25A.009(b).

[60] Casey Report ¶ 121; see also *In re Shire PLC, Baxter Int'l Inc., Baxalta Inc., & ViroPharma Inc*., 633 S.W. 3d 1, 25 (Tex. App. 2021).

[61] Casey Report ¶ 8.

[62] This is also supported by statistics compiled by the Texas Judiciary Office of Court Administration regarding the frequency of civil jury trials generally.

[63] Id. ¶ 64.

outcomes in most cases."[64] Indeed, former Delaware Supreme Court Chief Justice Veasey has specifically argued that Delaware law "is indeterminate and that this indeterminacy is good."[65] Former Delaware Supreme Court Chief Justice Strine, former Delaware Supreme Court Justice Jacobs, and former Chancellor of the Delaware Court of Chancery Allen have similarly argued that Delaware law is indeterminate.[66] The Committee also noted scholarship that identifies a relatively "high level of reversal rate for decisions of the Delaware Court of Chancery."[67]

Additionally, the Committee was struck by commentary about recent developments in Delaware law. The Committee observed sessions from the 36th Annual Tulane Corporate Law Institute,[68] which was held on March 7 and 8, 2024. As publicly reported, comments at the conference included:

- "It is an unsettled time. It's more difficult to counsel people." Leo Strine, former Chief Justice of the Delaware Supreme Court.

- "Some of the predictability across the board is not there." Scott Barshay, chair of the corporate department at Paul, Weiss, Rifkind, Wharton & Garrison LLP.[69]

The Committee's takeaway was that comparing the certainty and predictability of these jurisdictions was not straightforward. There are, as Professor Casey concluded, differences that "point in both directions."[70] The Committee was also cognizant that Tesla will face litigation wherever it is incorporated. It is a large and innovative company, and so will be an attractive target for lawsuits and will consistently face litigation uncertainty. In the Committee's business judgment, differences between the Delaware and Texas judicial systems do not outweigh the value of being incorporated in Tesla's home state of Texas, and the Texas constituency statute's better alignment with Tesla's mission.

* * *

In the Committee's business judgment, it is in the best interests of Tesla and all of its stockholders for Tesla to reincorporate in Texas. The Committee therefore recommended that: (1) the Board and management take all necessary and appropriate steps to implement the Committee's determination consistent with legal obligations; (2) Elon Musk and Kimbal Musk be recused from the Board's deliberations and from the vote on this matter, because of Elon Musk's prior posts on X about reincorporation; (3) the stockholder vote on reincorporation be conditioned on approval by at least a majority of votes cast by non-Musk-affiliated stockholders, for the same reason; and (4) the Board recommend that stockholders vote for reincorporation based on the Committee's determination that reincorporating in Texas is in the best interests of Tesla and all of its stockholders.

The Committee left to the Company how to best effectuate reincorporation. It understands that the Company is prepared to reincorporate in Texas via a conversion under § 266 of the Delaware General Corporation Law, if stockholders approve the reincorporation.

[The rest of this page was intentionally left blank.]

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[64] Id. ¶ 70.

[65] Id. ¶ 65.

[66] Id. ¶¶ 68, 71, 75; see also Hamermesh, Jacobs, & Strine, *Optimizing the World's Leading Corporate Law: A Twenty-Year Retrospective and Look Ahead*, 77 The Business Lawyer 321, 325 (2022).

[67] Casey Report ¶ 69 & fn. 81.

[68] The Tulane Corporate Law Institute describes itself as "one of the premier M&A, corporate and securities law conferences in the country," bringing together "the best and brightest M&A and securities practitioners, Delaware Supreme Court and Court of Chancery judiciary, leading corporate counsel and Wall Street investment bankers." See law.tulane.edu/institutes/corporate.

[69] The Deal, Tulane: Discussing the Delaware Dilemma (Mar. 12, 2024).

[70] Casey Report ¶ 8.

II. The Committee's Ratification Decision.

A. The Committee's Evaluation Of Ratification.

The Committee considered a discrete question on ratification: should Musk's 2018 compensation plan be put to a new stockholder vote at the same time as the vote on reincorporation, with a recommendation that stockholders vote in favor of ratification? For this question, too, the Committee identified certain key principles to guide its work: The views of Tesla's stockholders are important. Motivating Musk to devote his time and energy to Tesla is important. The Committee would consult with and rely on any and all independent advisors it deemed necessary. It would take the time needed to thoroughly evaluate relevant considerations. It would assess what is in the best interests of Tesla and all of its stockholders at this time.

The Committee did not renegotiate the amount or terms of Musk's 2018 compensation plan. That would not have been, in the Committee's view, ratification; that would have functionally been a new compensation process and a new compensation plan, to be judged on their own substantive merits. The Committee also did not evaluate whether the amount or terms of Musk's 2018 compensation plan were fair, or opine on the *Tornetta* ruling about its fairness. The Board previously decided in January 2018 that the compensation plan was fair, and Wilson-Thompson was not on the Board at that time. Moreover, the defendants will be appealing the *Tornetta* ruling because they believe the compensation plan is fair and should be upheld as agreed. The Committee assessed only whether *this 2018 compensation plan*, as it was previously agreed to, should be ratified *at this time*, based on the facts that currently exist.

The Committee took account of and investigated a number of factors, including the following. First, Wilson-Thompson is on the Board's Compensation Committee, so she already knew the Company's compensation practices and philosophy, and how those are strategically tailored to Tesla's unique business and governance. She also was aware prior to her appointment to the Special Committee that the *Tornetta* ruling had had an effect on Musk.

Second, the Committee explored stockholder sentiment, including interviewing the Board Chair and head of Investor Relations regarding their interactions with investors. The Committee requested and received from the Company correspondence from investors sent after the *Tornetta* ruling, including letters and emails to the *Tornetta* court. The Committee considered conducting its own process to hear from institutional stockholders, but determined this was not necessary in light of the amount and strength of feedback stockholders had already provided.

Third, the Committee investigated potential alternatives to ratification, including the possibility that the Company would need to negotiate a replacement compensation package for Musk. The Committee requested and received information from the Company regarding the potential tax and accounting implications of any new compensation package, including in interviews of management and their advisors.

Finally, the Committee interviewed Musk about the 2018 compensation plan. Out of an abundance of caution, that interview was held after the Committee initially reached its decision on ratification, during the period this portion of the Report was being drafted.

B. Should Stockholders Vote On Musk's Compensation?

The Committee's decision on ratification was grounded in several factors.

Stockholders Want To Speak For Themselves. Tesla stockholders' views about their Company are important. Their views on Musk's compensation, motivation, and retention are especially important because — as the Company's public disclosures have said for years — Tesla is "highly dependent on the services of Elon Musk."[71] As a result, the Company's relationship with Musk is a key focus of the Board's stockholder engagement program.

Since the *Tornetta* ruling, stockholders have strongly expressed support for Musk's compensation. Dozens of institutional stockholders have, unprompted, told the Company's Investor Relations team that they disagree with *Tornetta*'s invalidation of the 2018 compensation plan. Seven institutional stockholders — including 4 of the top 10 — felt strongly enough to seek a meeting with the Board Chair and raise the issue. One of those top 10 investors, T. Rowe Price, sent a follow up letter to the Board Chair reiterating its support for a new stockholder vote:

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[71] 2023 10-K at 21.

We have read the Chancery Court opinion. We would not have taken the plaintiff's side in this case, and we found the ruling to be a negative surprise. The bulk of the shares owned by T. Rowe Price at that time voted FOR[72] the program in 2018. With the benefit of hindsight, we don't think there can be any serious argument over whether the award was aligned with investors' long-term interests. The question, of course, is what to do about this if the company's appeal is unsuccessful.

To be clear, we will be open to considering whatever solutions the board puts forward. However, as we have thought about the problem, the approach we'd suggest is to fully separate the challenges of (a) the need to make Mr. Musk whole for delivering against the required value creation milestones laid out in the 2018 plan without ultimately receiving the promised award, and (b) the issue of designing a new forward-looking pay program for him.

With regard to the 2018 proposition, we do not think it's fair to set out a new set of options subject to a fresh set of performance hurdles. The requirements of the 2018 package were extraordinarily ambitious — and they were delivered. It is not reasonable for investors to expect to re-absorb the canceled options and consider all that value creation to have been delivered to us for no consideration.

Therefore, if it is legally advisable, we suggest simply subjecting the original 2018 package to a new shareholder vote, accompanied by expansive disclosure as to the process undertaken and the potential conflicts of interest that were considered at the time. Now that your analysis can include a retrospective component, we believe that including a discussion of the economic outcome for shareholders and how it was split with the CEO should prove especially persuasive.[73]

The issue has also galvanized retail stockholders. More than 6,000 individuals claiming to be stockholders owning more than 23 million total shares — equivalent to the 11th largest institutional stockholder — sent unsolicited letters and emails to the Board or to the *Tornetta* court supporting Musk's compensation. Those letters say things like:

- "As Tesla shareholders, we want our shareholder votes to count (not be rescinded years later); we want Tesla CEO Elon Musk to be compensated for his Past Work (that is keep ALL stock options previously awarded for meeting the 2018 Musk Incentive Comp Plan milestones). . . . [We] [w]ould like the Board to explore options to affirm the shareholder vote in support of keeping [   ] Tesla's 2018 CEO Compensation Plan active and in place."[74]

- "Shareholders voted overwhelmingly in favour of the CEO's compensation package in 2018. I subsequently bought stock with full awareness and understanding of the implications and nature of Elon's compensation structure. Contrary to the assumption of ignorance or misinformation, my investment was made after careful consideration and analysis of the proposed incentives and their alignment with the company's long-term goals, as well as my own aspirations for gains."[75]

- "The reinstatement of a similar compensation package is supported by hundreds of TSLA shareholders."[76]

- "As admirers of the Tesla mission and Mr Musk['s] amazing efforts to achieve these goals we would like to repeat our support for the compensation package . . . . We certainly hope that somehow the compensation plan can be kept in place as the majority of the share[   ]holders voted for so many years ago."[77]

- "As a shareholder who has placed his trust and resources in Tesla, I implore [the court] to consider the broader implications of these legal proceedings. The outcomes extend far beyond the courtroom, shaping the future trajectory of Tesla and the livelihoods of shareholders like myself who believe in its mission. . . .

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[72] A footnote to the letter states: "Of the 11,054,739 shares held by T. Rowe Price on the record date, we voted 11,050,239 shares FOR the grant and 4,500 shares AGAINST the grant."

[73] 4/10/24 Letter to Board Chair Robyn Denholm from T. Rowe Price (emphasis in original).

[74] 2/5/24 Letter to the Board of Directors from Amy Steffens and Alexandra Merz on behalf of 5,821 stockholders holding 23,337,127 shares (with 196-page spreadsheet identifying those stockholders).

[75] Undated Letter to the Delaware Court of Chancery from Mike Henke.

[76] Undated Letter to the Delaware Court of Chancery from Alexandru Hetcau.

[77] 3/11/24 Letter to the Delaware Court of Chancery from Renatus Remmerswaal and family.

Any actions that undermine this [compensation] agreement threaten to erode not only shareholder value but also the core values upon which Tesla was built."[78]

- "My choice for Tesla being my primary investment is because of the pay package selected for Elon Musk. No different tha[n] many sales personnel, when you perform, you are awarded, sometimes very handsomely for it. To the opposite of this, many CEO's are awarded great sums even when the company i[n] many cases, drastically fails to perform for its shareholders which is why I looked at them years ago and didn't choose them."[79]

- "[A] majority of my retirement is in Tesla because I believe in the mission, and the great opportunity the investment represents for me and my family. I trust Elon and the board as they have accomplished what everyone claimed was impossible. I supported the compensation plan regardless of who was on the board."[80]

- "I and millions of other Tesla shareholders have voted with our hard earned money to support this cause. So, we vote again, through this letter, for [the court] to reconsider the impact of this judgement and the harm it will cause Tesla employees, shareholders, our leaders and the future of our planet."[81]

- "I hold a significant number of shares and am a proud supporter of Tesla's mission and vision. Given these facts, I express my support for Elon Musk and Tesla's board. Mr. Musk's compensation plan, which was approved by shareholders in 2018, should be upheld and [] the option awards should stand. I, along with many other retail shareholders, would vote in favor of this compensation plan once again."[82]

- "In 2018, when the compensation package was devised, Tesla was still in its nascent stage, and the path ahead was fraught with uncertainties. It was a pivotal moment for the company, and the compensation package for Mr. Musk reflected the significant risks involved. The package was structured in such a way that it aligned Mr. Musk's incentives with the long-term success of Tesla, thereby safeguarding the interests of shareholders like myself. . . . As an investor, I understood the risks involved in supporting this compensation package. However, I firmly believed in the vision and potential of Tesla under Mr. Musk's leadership. It was a calculated risk undertaken with the expectation of substantial returns once the company achieved its goals. In conclusion, I respectfully request the court's understanding and reconsideration of the 2018 compensation package for Elon Musk at Tesla."[83]

- "As a small retail investor with a majority of m[ ]y investment position in Tesla stock . . . I expect and support that Elon Musk's pay package will be reinstated by shareholder vote, in whole or in substantial part, with compliant disclosures."[84]

And that does not count the many posts on X backing Musk's compensation.

The Committee found this stockholder feedback powerful and persuasive. In its judgment, this alone justifies holding a ratification vote so that stockholders can determine whether Musk's compensation plan is fair and in their best interests.

A Ratification Vote Cures Tornetta's Disclosure Criticisms. The *Tornetta* decision criticizes many aspects of the negotiation process for, the substance of, and the disclosures about the 2018 compensation plan. A new stockholder vote allows the disclosure deficiencies found by the *Tornetta* court to be corrected, among other things. Stockholders will have the opportunity to vote on Musk's 2018 compensation plan with full knowledge of everything the *Tornetta* decision criticized. They will also know what Musk achieved.

The Committee is aware that the Company and the defendants in *Tornetta* vigorously dispute the ruling and the defendants plan to appeal it. Regardless of the decision's merits, holding a new vote, with the *Tornetta* opinion

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[78] 3/7/24 Letter to the Delaware Court of Chancery from Rafael De La Rosa Troyano.

[79] 3/5/24 Letter to the Delaware Court of Chancery from Russell McClelland.

[80] 3/8/24 Letter to the Delaware Court of Chancery from Laurent Molteni.

[81] Undated Letter to the Delaware Court of Chancery from Dan & Julie Manfre.

[82] 3/6/24 Letter to the Delaware Court of Chancery from Andres Jatombliansky.

[83] 3/10/24 Letter to the Delaware Court of Chancery from Ernest Tam.

[84] 3/4/24 Letter to the Delaware Court of Chancery from Andre Yoshida.

fully disclosed and attached to the proxy statement, has independent value in the Committee's eyes because it will remove the cloud over the 2018 vote. The stockholders can decide for themselves if they think Musk's compensation is fair, in light of what he achieved and its impact on stockholders.

Ratification Could Avoid Further Uncertainty Regarding Musk's Compensation And Motivation. The 2018 compensation plan was first approved by stockholders in March 2018. The *Tornetta* litigation has been pending for nearly 6 years, and proceedings remain ongoing in the trial court. The appeal, once it is filed, will likely take many months. Ratification by stockholders at the 2024 annual meeting could avoid a prolonged period of uncertainty regarding the Company's most important employee.

Although the Committee made its decision beforehand, it wanted to hear directly from Musk on this issue. It asked him whether, and why, the 2018 compensation plan was important to him. Musk told the Committee that, like most people, he wants to be treated fairly and with respect. He said he feels that he worked extraordinarily hard, and made many sacrifices, to meet the terms of the deal that had been agreed on. He made clear that his ownership interest in Tesla is also very meaningful to him. And he confirmed that the 2018 compensation plan had been motivating, and that ratification of it would motivate him to continue devoting his time and energy to Tesla.[85]

Seeking Ratification Now Potentially Avoids A Criticism Of The Reincorporation Vote. Holding a ratification vote on Musk's compensation now may take away one potential criticism of the stockholder vote on reincorporation. The Committee was cognizant of the possibility that its reincorporation decision could be wrongly perceived as being made in direct response to the *Tornetta* ruling and with the intent to award Musk compensation in a different jurisdiction that he could not get in Delaware. Holding a ratification vote now should preclude such criticism.[86]

Seeking Ratification Now Potentially Avoids Other Costs. If the 2018 compensation plan is not ratified, then Tesla may need to negotiate a replacement compensation plan with Musk in order to motivate him to devote his time and energy to Tesla. Negotiating a new plan would likely take substantial time in light of the criticisms in *Tornetta* of the process that led to the 2018 compensation plan. And any new plan would, of course, require Musk to agree to the terms and amount. Although the Committee expressly and consciously did not negotiate (or renegotiate) with Musk about his compensation, it expects from its interview with him that, for Musk to agree to it, any new plan would need to be of a similar magnitude to the 2018 plan.

There is a risk that a new compensation plan would thus have a substantially similar dilution effect as the 2018 plan (assuming it is equity-based rather than cash). It would likely also result in a very large, incremental accounting charge for compensation expense. For illustrative purposes, the Company's Accounting team informed the Committee that a new grant of 300 million fully vested options — functionally equivalent to what Musk had before the *Tornetta* ruling — would potentially result in an accounting charge in excess of $25 billion, depending on certain timing and valuation factors. According to their analysis, any replacement compensation plan would likely have to be less than 10% of the size of the 2018 plan to avoid a new accounting charge for compensation expense that is greater than the reversal of the 2018 charge.

The Committee also considered the possibility that ratification of Musk's 2018 compensation plan could undermine the *Tornetta* plaintiff's request for an award of legal fees of approximately $5 billion in Tesla stock. Many stockholders sent correspondence objecting to this fee request.

* * *

In the Committee's business judgment, it is in the best interests of Tesla and all of its stockholders for Musk's 2018 compensation plan to be put to a new stockholder vote at the same time as the vote on reincorporation, with a recommendation that stockholders vote in favor of ratification. The Committee therefore recommended to the Board that: (1) the Board and management take all necessary and appropriate steps to implement the Committee's ratification decision consistent with legal obligations; (2) Elon Musk and Kimbal Musk be recused from the Board's deliberations and from the vote on this matter, because it concerns Elon Musk's compensation; (3) the stockholder

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[85] Of course, even a favorable ratification vote by stockholders may not fully resolve this matter. The Committee and its advisors cannot predict with certainty how a vote to ratify Musk's compensation would be treated under Delaware law in these novel circumstances.

[86] Compare *TripAdvisor*, 2024 WL 678204, at *1-2, *5; *Palkon v. Maffei* ("*TripAdvisor II*"), 2024 WL 1211688, at *7 (Del. Ch. Mar. 21, 2024).

vote on ratification be conditioned on approval by at least a majority of votes cast by disinterested stockholders, in the same manner as the 2018 stockholder vote; (4) the *Tornetta* opinion be annexed to, and summarized in, the Company's proxy statement; (5) the Company's proxy statement address any other current plans regarding compensation for Elon Musk; and (6) the Board adopt appropriate ratification resolutions and recommend that stockholders vote for ratification based on the Committee's determination that ratifying Musk's 2018 compensation plan is in the best interests of Tesla and all of its stockholders.

The Committee left to the Company how to best effectuate its decision. It understands that the Company is prepared to seek ratification under Delaware common and statutory law, including under § 204 of the Delaware General Corporation Law.

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Part 2: The Special Committee's Process

I.   **The Committee's Mandate And Composition.**

Whether Tesla should reincorporate has been periodically considered by members of management and outside directors over the past several years, since Tesla moved its headquarters from California to Texas in 2021. The question came up again after the Delaware Court of Chancery invalidated Musk's 2018 compensation plan on January 30, 2024. The next day, Musk posted on X that "Tesla will move immediately to hold a shareholder vote to transfer state of incorporation to Texas." The Board created the Special Committee in part because of this post. Whether to reincorporate outside of Delaware, and whether to put that question to stockholders, is a decision for the Board to make, not Musk alone.

The Board convened two special meetings that addressed Musk's post about reincorporation. On Sunday, February 4, the Board, including Musk, met and discussed the matter. The Board addressed the public narrative that Musk had already decided the issue for the Company and that Musk's post was a reflexive reaction to the *Tornetta* decision. The discussion reflected the fact that outside directors as well as management had previously explored the possibility of reincorporating (though without coming to a decision one way or the other). At this meeting, the Board determined that, regardless of Musk's post, the Board would only consider reincorporating at this time after an appropriate process and timeline, and based on an evaluation of the best interests of the Company and all of its stockholders.[87]

On Saturday, February 10, the Board reconvened to address the reincorporation issue without Elon or Kimbal Musk. Five directors were present: Robyn Denholm, Ira Ehrenpreis, Joe Gebbia, JB Straubel, and Kathleen Wilson-Thompson. These directors concluded that a majority of the Board was independent and disinterested with respect to reincorporation. They nevertheless decided to create a Special Committee to consider the reincorporation issue out of an abundance of caution, in light of the *Tornetta* ruling and the high degree of public attention. Accordingly, these five directors unanimously voted to form the Committee and to appoint Kathleen Wilson-Thompson and Joe Gebbia as members.[88]

The Board charged the Committee with considering "whether it would be in the best interests of the Company and its stockholders to change its corporate domicile, and if so, to which jurisdiction."[89] The Board expressly intended that the Committee "should be fully empowered to discharge its duties."[90] Among other things, the Committee had the authority to: determine the Company's decision on the reincorporation issue; consider all alternatives, including remaining in Delaware or reincorporating in any other jurisdiction; determine whether to condition any reincorporation on a particular stockholder vote standard; determine its own timing without any deadline; select and retain advisors at the Company's expense; and obtain information from and direct the Company's officers, employees, and advisors as it deemed necessary and appropriate.[91] In the Committee's and its counsel's judgment, the Committee was fully empowered to discharge its mandate.

As the Committee and its counsel considered the incorporation question, they explored various scenarios and what might need to be done to implement any decision the Committee reached on incorporation. If the Committee determined that Tesla should remain incorporated in Delaware, then no stockholder vote — and no disclosures — would be needed. But if the Committee determined that Tesla should reincorporate elsewhere, there would need to be a stockholder vote, and that vote would need to be informed. The Committee concluded that if it made a determination to reincorporate, Musk's compensation should also be addressed in some way at the same time. Otherwise, a potential reincorporation could be wrongly perceived as being made in response to the *Tornetta* ruling and with the intent to award Musk compensation in a different jurisdiction that he could not get in Delaware. And, if stockholders were not told of any then-existing plans for Musk's compensation, the reincorporation vote could be subject to attack as not fully informed.

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[87] See 2/4/24 Board minutes.

[88] See 2/10/24 Board minutes. James Murdoch did not attend the meeting because of a scheduling conflict, but later confirmed his agreement with the Board's determinations.

[89] Id.

[90] Id.

[91] Id.

Accordingly, the Committee and its counsel discussed how Musk's compensation might be addressed if there were a decision to reincorporate. Wilson-Thompson is a member of the Board's Compensation Committee, and she was aware that Musk had made it clear that he believes it is unfair to not be paid for his work as agreed. She was also aware that the Company was evaluating options, and that the Compensation Committee had not taken any steps to prepare or negotiate a new, forward-looking compensation plan. The Committee instructed its counsel to inquire about the Company's current plans, if any, regarding Musk's compensation. The Committee's counsel learned that an appeal of the *Tornetta* ruling was being planned, and the Company also was evaluating seeking ratification of Musk's 2018 compensation plan via a new stockholder vote. In light of this information, the Committee and its counsel determined to request that the Board expand the Committee's authority.

The Board did so on March 5, 2024, as requested. Specifically, the Board delegated additional authority to the Committee to decide whether, if there is a stockholder vote on reincorporation, Musk's 2018 compensation plan should be ratified at the same time, as well as potential disclosures about Musk's compensation that might need to be made to ensure stockholders were informed in voting on reincorporation. The Board intended to fully empower the Committee on this second aspect of its mandate as well, and the Committee and its counsel concluded it was again fully empowered. In addition to the powers it already had, the Committee gained the authority to: determine the Company's decision on the ratification question; consider all alternatives, including not seeking ratification of the 2018 grant; and determine whether to condition any ratification on a particular stockholder vote standard.[92]

On March 6, 2024, after the Board expanded the Committee's mandate, Gebbia withdrew from the Committee. Gebbia explained that he was stepping down out of an abundance of caution because of the potential for unfair attacks based on perceived conflicts of interest:

> As part of the process of the Committee examining its own independence, I raised the fact that I have a personal relationship with Elon Musk, as well as a potential business transaction through Samara with him (which is currently on hold). The Committee and its counsel have concluded that I am nonetheless independent and disinterested in considering whether Tesla should remain incorporated in Delaware or reincorporate elsewhere. I also have no doubt that I could and would be able to make an independent determination on the reincorporation question based on what is best for Tesla and all of its shareholders, as I do on all Board matters. That said, I have been aware of, and reflecting on, the possibility of an unfair attack on the Committee based on my relationship with Elon.

> With the expansion of the Committee's mandate to also address potential disclosures or a shareholder vote about Elon's compensation, I have concluded that, out of an abundance of caution, stepping down from the Committee is for the best, particularly given the level of scrutiny this Committee is likely to face. Although neither my relationship with Elon nor anything about the substance of this decision would compromise my integrity or judgment in any way, I recognize that my relationship with him could be used to attack the Committee and its conclusions. Such an attack would be unjustified, but the work of this Committee is too important to run that risk.

> I have not reached this decision lightly. But the combination of these factors, among others, including personal considerations, has caused me to conclude that it would be best for the Committee, for Tesla, and for myself if I withdrew.[93]

Gebbia stepped down entirely of his own accord, and not because of any concern by the Committee or its counsel regarding his independence. The expansion of the Committee's mandate did not alter the Committee's or its counsel's conclusion regarding Gebbia's independence. They believed that Gebbia was in fact independent and disinterested for both the incorporation and the ratification questions.

After Gebbia stepped down, Wilson-Thompson became a "committee of one." The Committee and its counsel discussed with the Board Chair, the Nominating and Governance Committee Chair, and management the possibility of accelerating the in-process search for new independent directors, and adding any new director(s) to the Committee. The timing of the ongoing director search ultimately did not fit with the Committee's work, and the Committee determined there was no reason to delay its work based on the possibility that additional directors would be added to the Board at some point in the future.

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[92] See 3/5/24 Board minutes.

[93] 3/7/24 Joe Gebbia email to Board Chair Robyn Denholm.

II. The Committee's Advisors.

Sidley Austin LLP. Sidley is a global law firm with 21 offices, approximately 2,300 lawyers, and $3 billion in revenue in 2023. Sidley is particularly well-known for its premier public company advisory, corporate governance, and shareholder litigation practices.

Kristen Seeger & John Skakun. Seeger and Skakun were retained by the Committee as its lead counsel following an interview and diligence process. Seeger is a member of Sidley's Executive Committee and co-leads the firm's global Commercial Litigation and Disputes practice. Seeger and Skakun have led some of the largest and most significant securities class actions and fiduciary duty cases in the nation. They have deep experience representing public companies, boards, and special committees in high-profile and sensitive matters, including shareholder litigation and governance matters involving Delaware law.

Other Sidley Lawyers. More than 40 other Sidley lawyers assisted with the representation of the Committee, including prominent members of Sidley's public company advisory practice, securities and shareholder litigation practice, corporate governance practice, shareholder activism and corporate defense practice, and tax practice. In particular, Seeger and Skakun were supported by a core team with significant experience in board and shareholder matters, including Liz Austin, Anika Hermann Bargfrede, Larry Fogel, and Katie LaVoy.

Additionally, Gary Gerstman, Yolanda Garcia, and George Vlahakos had key roles in advising the Committee on Delaware and Texas law. Gerstman advises Delaware companies on a wide variety of M&A and strategic transactions, counsels public companies on a broad range of corporate governance matters, and is a global co-leader of Sidley's Technology Industry Group. Garcia co-leads Sidley's Securities and Shareholder Litigation practice, and regularly represents companies in shareholder litigation under Delaware law and Texas law. Vlahakos is co-managing partner of Sidley's Houston office, and advises both Delaware and Texas companies on a broad range of transactional and corporate governance matters.

Other Advisors. The Committee also determined that it would benefit from being advised by Delaware counsel, a corporate law and governance expert, and an investment bank. For each role, Sidley assessed multiple leading candidates, with a focus on both quality and independence. Sidley recommended and the Committee retained the following additional advisors.

A. Thompson Bayliss, Abrams & Bayliss LLP. The Committee engaged Bayliss as Delaware counsel, and he advised the Committee on its process and relevant aspects of Delaware law for both reincorporation and ratification. Bayliss is a highly-regarded Delaware lawyer with extensive experience representing parties in corporate, fiduciary duty, and other governance disputes before the Delaware Court of Chancery and the Delaware Supreme Court.

Professor Anthony Casey, University of Chicago Law School. Professor Casey served as the Committee's corporate law and governance expert. He advised the Committee on a wide range of matters relevant to the incorporation question, including the academic literature on corporate law and incorporation generally, as well as on the corporate laws of specific states considered by the Committee. Professor Casey is the Donald M. Ephraim Professor of Law and Economics at the University of Chicago Law School. He has researched, written about, and taught corporate governance and business law, finance, and corporate bankruptcy. He was previously a partner at Kirkland & Ellis LLP.

Houlihan Lokey Capital, Inc. Houlihan was the Committee's financial advisor. Houlihan is a leading global investment bank that is regularly engaged to provide financial advisory services, including to independent committees of boards of directors.

III. The Committee's Independence.

The Committee concluded that it is independent and disinterested with respect to all aspects of its mandate. This conclusion rested on an evaluation of the Committee (i.e., Wilson-Thompson) by counsel, as well as the Committee's evaluation of the independence and disinterestedness of its counsel and other advisors.

Kathleen Wilson-Thompson. Sidley conducted an independence interview of Wilson-Thompson shortly after being retained, re-evaluated her independence after the Committee's mandate was expanded, and confirmed her independence at the end of the process. Seeger and Skakun concluded that Wilson-Thompson was independent and disinterested in discharging the Committee's full mandate, based on the following factors.

Joined Board As Independent Director Pursuant To SEC Approval.   Wilson-Thompson joined Tesla's Board in connection with the Company's September 29, 2018, settlement with the SEC. That settlement obligated Tesla to appoint two independent directors, of which Wilson-Thompson was one. She was identified as an independent director candidate through a search process conducted by Russell Reynolds Associates, and her appointment to the Board was effective December 27, 2018. Wilson-Thompson was appointed to the Disclosure Controls Committee shortly after joining the Board, and her membership of that Committee as an independent director was subject to approval by the SEC for the duration of the settlement's term. Wilson-Thompson continues to serve in this oversight role.

No Compromising Personal Or Financial Ties.   When she joined the Board in 2018, Wilson-Thompson had no social or business connections to Musk or any other Tesla director. That has not changed. Wilson-Thompson is now friendly with all of the directors and a number of the Company's officers, but she does not have personal relationships with any of them. She does not attend significant social events (weddings, vacations, etc.) with other directors or officers. She does not have meaningful charitable ties to other directors or officers; she is the immediate past Chair of the Board of Directors of the University of Michigan Alumni Association, but no one else from Tesla is on that Board. She lives in Chicago, but no other director or officer does. She has no business dealings with, or investments in any entities affiliated with, any other directors or officers, including Musk.

Wilson-Thompson has realized a pre-tax total of approximately $62 million from the exercise of equity awards received for her service on the Board and, as disclosed in public filings, currently beneficially owns 771,255 shares.[94] This is a meaningful portion of her net worth. The Committee's counsel believes that these equity interests fully align Wilson-Thompson's interests with the interests of all Tesla stockholders. The value of her awards is the result of the significant increase in the Company's stock price since 2018, which has benefited Wilson-Thompson in identical proportion to all stockholders. The Committee's counsel also believes that her share ownership does not render her beholden to anyone. Her awards were the only compensation she has received for serving on Tesla's Board, they were fully disclosed and are consistent with the compensation of all outside directors during her period of service, and for a period after their issuance they were underwater. Furthermore, Wilson-Thompson last received an award in June 2019, and all of her options fully vested by June 2022; none of her equity interests are dependent in any way on her continued service on the Board and cannot be reduced by any director or officer of Tesla, including Musk.[95] Her current wealth also means she is not financially dependent on remaining a Tesla director.[96]

Nor does Wilson-Thompson have any compromising political, charitable, or other ties to any of the jurisdictions that were under consideration by the Committee as a potential place of incorporation. Wilson-Thompson and her husband have endowed a scholarship at the University of North Texas, and since 2014 her husband has served on the board of the Greater Texas Foundation, an organization that promotes equal opportunity in postsecondary education for Texas students. The UNT endowment, established in honor of a long-time friend, is one of multiple scholarships funded by Wilson-Thompson and her husband at educational institutions across the country, including institutions in Florida, New York, and Michigan. Wilson-Thompson has no significant connection to Delaware.

National Reputation As A Public Company Director & Officer. Wilson-Thompson has served in senior management and director roles at public companies for three decades. She served as Executive Vice President and

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[94] 2023 Proxy Statement at 57.

[95] In 2020, a stockholder brought a lawsuit in the Delaware Court of Chancery against the Tesla Board, including Wilson-Thompson, alleging that the Board awarded itself unfair and excessive compensation from 2017 through 2020. *Police and Fire Ret. Sys. of the City of Detroit v. Musk*, No. 2020-0477-KSJM (Del. Ch.). The matter was settled. Among other things, the directors collectively agreed to return options and other compensation worth $735 million, to forgo options awarded in 2021 and 2022, and to forgo any compensation for Board service in 2023. The settlement further provides that on a going-forward basis, the compensation of all non-employee directors, including Wilson-Thompson, will be put to a stockholder vote on an annual basis. The settlement is pending court approval.

[96] As disclosed in the Company's 2020 and 2021 proxy statements, Tesla determined not to renew its directors and officers liability insurance for the 2019-2020 year. For that year, and for a 90-day interim period in 2020, Musk agreed with Tesla to personally provide substantially equivalent coverage. The Board concluded that because the arrangement was governed by a binding agreement with Tesla and Musk did not have unilateral discretion to perform, and the arrangement was intended to replace an ordinary course insurance policy, it would not impair the independent judgment of the other members of the Board.

Global Chief Human Resources Officer of Walgreens Boots Alliance, Inc. from December 2014 until her retirement in January 2021, and as Senior Vice President and Chief Human Resources Officer from January 2010 to December 2014. Wilson-Thompson held various legal and operational roles at Kellogg Company from January 1991 to December 2009, including as its Senior Vice President, Global Human Resources.

Wilson-Thompson currently serves as a director of two other public companies, Wolverine World Wide, Inc. (since May 2021) and McKesson Corporation (since January 2022). She previously served as a director of two other public companies, Ashland Global Holdings Inc. (2017 to 2020) and Vulcan Materials Company (2009 to 2018).

Wilson-Thompson's accomplishments and national reputation as a business leader were built by her own hard work and skills. She grew up in Saginaw, Michigan, the child of a millwright at General Motors and a junior high school teacher. She graduated from the University of Michigan and earned two law degrees from Wayne State University, a JD as well as an LLM in corporate and finance law. She rose through the ranks to the C-Suite at two iconic Fortune 500 public companies. No aspect of Wilson-Thompson's personal success or business reputation is the result of any connection to Tesla or Musk.

Demonstrated Commitment To Independence During This Process. Throughout the Committee's work, Wilson-Thompson stated and demonstrated that she would fairly consider all alternatives and would make a decision based only on what she believed to be in the best interests of the Company and all of its stockholders — regardless of what Musk may say or do.

Seeger and Skakun observed this commitment first-hand. They participated in every Committee meeting with Wilson-Thompson, and had near-daily communications with her. They observed her integrity and principles, and never observed anything remotely resembling a so-called "controlled mindset." To the contrary, Wilson-Thompson focused on fully exploring the merits of the matters before the Committee and reaching decisions based solely on the best interests of the Company and all of its stockholders.

Wilson-Thompson's independence was also supported by Tesla's other directors. Seeger and Skakun participated in interviews of every director, and they observed express support of, and sensitivity to, Wilson-Thompson's independence. Seeger and Skakun never observed nor learned of any attempt by any director or officer of Tesla to control the Committee or its process.

Sidley. The Committee assessed Sidley's independence both before and after retention. Sidley had previously represented Tesla in two matters, for which it received $2,601 in fees in October 2021, and $10,000 in fees in January 2017. These amounts are immaterial to Sidley; it collected $3 billion in revenue in 2023. Sidley's conflicts search found no record of any other representation of Tesla or any of its directors, other than a prior representation of Wilson-Thompson as a witness before she joined Tesla's Board. Sidley has no material representations for any other Musk-related entities, and to the contrary is representing certain former executives of X Corp. (formerly Twitter, Inc.) in litigation *against* Musk and X Corp.

The Committee also specifically scrutinized the independence of Seeger and Skakun given their roles. Neither Seeger nor Skakun own, or have ever owned, any Tesla stock or any investment in any Musk-related business. Neither have any personal connection with, or had ever met, any Tesla director or officer prior to this engagement, other than Wilson-Thompson. The Committee therefore found that Seeger, Skakun, and Sidley are independent.

Other Advisors. The Committee and its counsel also assessed the independence of each of the Committee's other advisors, and only retained advisors determined to be independent.

Bayliss, Delaware Counsel. Bayliss's law firm, Abrams & Bayliss LLP, has had two relevant prior engagements. Neither involved Bayliss, neither was financially or reputationally material to the firm in his view, and neither were led by any current partners in the firm or any lawyers involved in this engagement. First, at the recommendation of Wachtell, Lipton, Rosen & Katz, Musk retained Abrams & Bayliss from January 2019 to September 2020 in connection with non-public, Delaware-law-related insurance and contribution issues arising from the litigation over Tesla's acquisition of SolarCity. The firm was paid $224,935.80 for that work. Second, at the recommendation of Quinn Emanuel Urquhart & Sullivan, LLP, Tesla retained Abrams & Bayliss in a books and records case styled *Wagner v. Tesla, Inc.* from December 2021 to October 2022. The firm was paid $153,824.98 for that work.

Professor Casey, Corporate Law & Governance Expert. Casey is a tenured professor at the University of Chicago Law School. He has no social or financial connections to Tesla, Musk, or any Musk-related entity. The University of Chicago Law School has never received any donations from Tesla, Musk, or any Musk-related entity.[97]

Houlihan, Financial Advisor. Houlihan searched its records for the last 3 years and identified no prior retention by Tesla or Musk. Nor do any of Houlihan's senior team members for this matter own any Tesla stock.

IV. The Committee's Diligence.

Over the course of 8 weeks, the Committee and its counsel devoted an enormous amount of time and attention to this matter. Wilson-Thompson spent more than 200 hours on the Committee's work. Seeger and Skakun each spent more than 600 hours. In total, Sidley attorneys spent more than 4,000 hours on the matter. Delaware counsel Abrams & Bayliss LLP spent more than 100 hours, and Professor Casey spent more than 190 hours.

Wilson-Thompson directed all aspects of the Committee's work. She actively participated in every meeting. She regularly spoke with Seeger and Skakun outside of Committee meetings as well, raising her thoughts, comments, and questions for discussion and consideration. She reviewed an extensive set of written materials. She participated in every interview. She oversaw the drafting of this Report. A summary of her diligence follows.[98]

Committee Meetings. The Committee met 16 times for more than 26 hours. Wilson-Thompson, Seeger, and Skakun attended every Committee meeting, and Wilson-Thompson attended 13 of the meetings in-person at Sidley's Chicago office. All 12 meetings after Wilson-Thompson became a committee of one were conducted in-person. Wilson-Thompson reviewed and approved the Committee's minutes after they were initially prepared by Sidley.

The Committee's meetings were often lengthy and involved substantive back-and-forth and questioning by Wilson-Thompson. For example, three meetings were seminars with Professor Casey, which explored the history and development of corporate law in the US, and key aspects of corporate law across various US jurisdictions. Two other meetings were multi-hour panel discussions with practitioners regarding Delaware and Texas law, moderated by Professor Casey. These panel discussions delved into key aspects of corporate law and stockholder litigation, and comparisons between the two states. There were also standalone follow-up meetings about each of Delaware and Texas, including one meeting where the strongest case was made to the Committee for each state. In those panel discussions and follow-up meetings, Bayliss and Gerstman addressed Delaware law, and Garcia and Vlahakos addressed Texas law. Wilson-Thompson helped identify key topics and questions for the panel and follow-up meetings, and actively engaged in the discussions.

Information Considered By The Committee. Throughout the process, the Committee and its counsel evaluated what information would be necessary and helpful in discharging its mandate. Sidley and the other advisors gathered a substantial amount of information that was publicly available or which they had access to.[99] At the Committee's direction, Sidley made a number of requests to the Company for information, all of which were fulfilled. All of the information received by the Committee was reviewed by Sidley, and much of it was reviewed by Wilson-Thompson.

Information Requested And Received From The Company. The information received from the Company and considered by the Committee included:

- Board minutes and resolutions regarding the creation and authorization of the Committee.

- Director independence questionnaires for the Committee's members.

- All final Board and Board committee minutes from 2023 and 2024.

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[97] Former Tesla director Antonio Gracias is a member of the University of Chicago Board of Trustees, but does not serve on any body of the Law School.

[98] A list of Special Committee meetings is attached as Exhibit A, a list of Special Committee interviews is attached as Exhibit B, and a list of documents reviewed by Kathleen Wilson-Thompson is attached as Exhibit C.

[99] Sidley retained Edelman Smithfield to gather and provide relevant public statements in light of the significant public interest. Sidley also used its internal library personnel to gather certain data, publications, and other information.

- Stockholder communications regarding reincorporation or Musk's compensation.

- The Company's position on any potential materially adverse tax, accounting, contractual, regulatory, or securities effects from reincorporation or of ratification.

- The Company's position and plans regarding Musk's compensation.

- The Company's position on how to effectuate any potential reincorporation or ratification.

Materials Reviewed By Wilson-Thompson. The Committee requested a significant amount of information from its counsel and other advisors. Much of this information was analyzed and presented during Committee meetings. Outside of Committee meetings, Wilson-Thompson reviewed more than 140 documents totaling more than 2,000 pages. These included:

- Materials analyzing the corporate laws of selected jurisdictions, including 40-plus-page memos summarizing the corporate laws of Delaware and Texas.

- Professor Casey's report to the Committee.

- Houlihan's report to the Committee.

- Academic articles regarding corporate law and incorporation, including articles analyzing any impact on economic value and potential differences across jurisdictions.

- Proxy statements by other Delaware companies that reincorporated, and the related reports by Glass Lewis and ISS.

- Communications from Tesla stockholders regarding a potential reincorporation and regarding the *Tornetta* case.

- Relevant Delaware cases, including the *SolarCity* opinion (April 2022), the *Tornetta* opinion (January 2024), and the *TripAdvisor* opinion (February 2024).

- Certain presentations from the March 2024 Corporate Law Institute Conference at Tulane University.

- A summary of fiduciary duties for Special Committees under Delaware law.

Interviews. The Committee and its counsel interviewed 12 individuals to gather information. The Company granted every interview request, and every interviewee answered all of the Committee's questions.

The Committee and its counsel interviewed the other directors regarding their prior consideration of reincorporation (if any), their views on Tesla's mission and its importance to the Company, and their views on the strategic importance of Tesla's various physical locations and operations, as well as the Company's relationships with those jurisdictions. The Committee did not interview Elon Musk or Kimbal Musk until after it had reached a decision on both reincorporation and ratification. No aspect of either of those interviews caused the Committee to rethink its decisions.

The Committee and its counsel also interviewed 5 members of management: Tom Zhu, SVP, Automotive; Martin Viecha, VP, Investor Relations; Joseph Gruber, VP, Tax; Harsh Rungta, Director, Automotive Revenue and Energy Business Controller; Eric Lussier, Senior Technical Accounting Manager.

V. The Committee's Activities.

The following overview highlights key activities and milestones in the Committee's work following its creation on Saturday, February 10.[100]

- *Week of February 11:* Committee interviews and retention of counsel.

  - *Sunday, February 11 & Monday, February 12:* Committee contacted potential counsel identified based on prior experience, recommendations, and reputation.

  - *Tuesday, February 13 & Wednesday, February 14:* Committee interviewed teams from 3 law firms, focusing on independence, qualifications, and relevant experience.

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[100] Further detail regarding the Committee's work is provided in the minutes of its meetings.

- *Thursday, February 15:* Committee retained Sidley.

- ***Week of February 18:*** 2 Committee meetings; independence interviews and analysis; determination to start incorporation analysis from a blank slate; determination to narrow focus to 10 US states; Committee member review of materials provided by counsel; Committee counsel developing work plan, identifying relevant factors for analysis, considering additional advisors, and evaluating potential timeline for incorporation decision.

  - *Monday, February 19:* Committee meeting (1 hour, Wilson-Thompson in person at Sidley's Chicago office, Gebbia by Zoom); independence interviews.

    - Discussion of potential framework for reaching incorporation decision and potential work plan; determination to begin by considering all possible jurisdictions and then narrowing over time to two jurisdictions for a decision.

    - Separate independence and disinterestedness interviews of Wilson-Thompson and Gebbia by Committee counsel.

  - *Thursday, February 22:* Committee meeting (0.5 hours, by Zoom).

    - Discussion and determination regarding independence and disinterestedness.

    - Determination to narrow jurisdictions under consideration to 10 US states: California, Delaware, Florida, Maryland, Nevada, New York, Ohio, Pennsylvania, Texas, Virginia.

- ***Week of February 25:*** 2 Committee meetings; Committee member review of materials provided by counsel; Committee counsel evaluating relevant factors for analysis of 10 US states under consideration, requesting information from directors and management for incorporation analysis, negotiating potential change to date of annual stockholder meeting, negotiating potential expansion of Committee membership if new director added, negotiating potential expansion of Committee authority, and traveling to Texas headquarters at Committee's direction for negotiations; other advisors working on analysis of incorporation considerations.

  - *Monday, February 26:* Committee meeting (0.5 hours, by Zoom).

    - Discussion of incorporation analysis and of relevant considerations, and of negotiations with the Company.

  - *Friday, March 1:* Committee meeting (0.5 hours, by Zoom).

    - Discussion of incorporation analysis and relevant considerations, and of negotiations with the Company.

- ***Week of March 3:*** 1 Committee meeting; expansion of Committee's mandate; withdrawal of Gebbia from Committee out of an abundance of caution; determination to narrow focus from 10 to 5 states; Committee member review of materials provided by counsel; Committee counsel evaluating relevant factors for analysis of states under consideration, requesting information from directors and management for incorporation analysis, analyzing potential ratification issues, negotiating potential change to date of annual stockholder meeting, and negotiating potential expansion of Committee membership if new director added; other advisors working on analysis of incorporation considerations.

  - *Tuesday, March 5:* Expansion of the Committee's mandate by the Board.

  - *Wednesday, March 6:* Withdrawal of Gebbia from the Committee out of an abundance of caution in light of the Committee's expanded mandate.

  - *Friday, March 8:* Committee meeting (4 hours, in person).

    - Discussion of corporate law regimes of 10 states under consideration.

    - Determination to narrow jurisdictions under consideration to 5 states for further analysis: California, Delaware, Nevada, New York, and Texas.

- ***Week of March 10:*** 2 Committee meetings; director interviews; determination to narrow focus from 5 states to 2 states, Delaware and Texas; Committee member review of materials provided by counsel; Committee counsel evaluating relevant factors for analysis of states under consideration, requesting information from

management for incorporation analysis, analyzing potential ratification issues, and negotiating potential change to date of annual stockholder meeting; other advisors working on analysis of incorporation considerations.

- *Tuesday, March 12:* Committee meeting (2 hours, in person).

  - Discussion with Professor Casey regarding academic literature on corporate law and incorporation, including history and development of corporate law in the US, and relevant incorporation considerations identified in academic literature.

- *Thursday, March 14:* Committee meeting (1 hour, in person); 2 director interviews.

  - Discussion with Houlihan regarding in-process work and initial views regarding substantially equivalent market value for all states under consideration.

  - Discussion of comparison of corporate law regimes of 5 states under consideration.

  - Determination to narrow jurisdictions under consideration to 2 states for further analysis and final decision: Delaware and Texas.

  - Interviews of Robyn Denholm (director) and of Ira Ehrenpreis (director).

- **Week of March 17:** 2 Committee meetings; director and management interviews; instruction to Company to prepare to effectuate alternative scenarios for potential decisions; Committee member review of materials provided by counsel; Committee counsel analyzing Delaware and Texas law, reviewing information from management, and analyzing potential ratification issues; other advisors working on analysis of incorporation considerations.

  - *Tuesday, March 19:* 2 director interviews.

    - Interviews of JB Straubel (director) and of James Murdoch (director).

  - *Wednesday, March 20:* Committee meeting (2 hours, in person).

    - Discussion with Houlihan regarding its preliminary observations.

    - Discussion with Professor Casey regarding history of corporate law development in the US, relevant incorporation considerations identified in academic literature, considerations with respect to home state incorporation, comparisons of Delaware and Texas law, and considering bundles of litigation rights.

  - *Thursday, March 21:* Committee meeting (2.5 hours, in person); management interview.

    - Panel discussion, with Bayliss (Delaware) and Garcia (Texas), moderated by Professor Casey, focusing on comparison of stockholder litigation rights in Delaware versus Texas, as well as further discussion with counsel.

    - Interview of Tom Zhu (SVP, Automotive).

- **Week of March 24:** 3 Committee meetings; director interview; Committee member review of materials provided by counsel; Committee decision on reincorporation subject to final confirmation upon review of written report; Committee counsel reviewing information from management, working with Committee's other advisors, analyzing potential ratification considerations, negotiating with Company counsel about effectuating Committee's potential decision.

  - *Tuesday, March 26:* Committee meeting (2 hours, in person); 1 director interview.

    - Second panel discussion, with Gerstman (Delaware) and Vlahakos and Garcia (Texas), moderated by Professor Casey, focusing on comparison of governance rights in Delaware versus Texas, as well as further discussion with counsel.

    - Follow-up discussion with Garcia and Vlahakos regarding the case for Texas.

    - Interview of Joe Gebbia (director).

  - *Thursday, March 28:* Committee meeting (2 hours, in person).

- Discussion with Houlihan regarding their final observations regarding (1) the range of implied value accretion from annual franchise tax savings from potentially reincorporating in Texas, (2) lack of consideration of US state of incorporation in valuation models, (3) brand name companies (including constituents of major US public company indices) domiciled outside of Delaware and in their home states, and the lack of any observed activist campaigns advocating that value could be captured from incorporation in Delaware, (4) lack of observable pattern in pro forma company stockholder return performance for four recent Delaware-to-Texas redomiciliations, and (5) the lack of any observable market return trends attributable to state of incorporation among Fortune 500 public companies.

- Follow-up discussion with Bayliss regarding the case for Delaware.

- *Friday, March 29*:   Committee meeting (3 hours, in person).

  - Discussion with Casey regarding his final conclusions that (1) there is no convincing evidence in academic literature of a market value difference from incorporating in or outside Delaware, (2) there are sources of unpredictability in both Delaware and Texas law, (3) there is potential Tesla-specific value from reincorporating in Texas, (4) there are no clear differences in total substantive stockholder protections between Delaware and Texas, and (5) there are no non-ratable benefits associated with either staying in Delaware or reincorporating in Texas.

  - Review with Committee counsel the discussions to date of reincorporation factors and analyses, comparative discussions with Delaware and Texas counsel, Professor Casey's analysis, Houlihan's analysis, and director interviews.

  - Initial Committee decision that reincorporation in Texas is in best interests of Tesla and all of its stockholders.

- **Week of March 31:**   3 Committee meetings; management interviews; Committee member review of materials provided by counsel; Committee decision on ratification subject to final confirmation upon review of written report; Committee counsel analyzing ratification considerations, reviewing information requested from Company, working with Committee's other advisors, negotiating and working with Company counsel on documents to disclose and effectuate Committee's work and recommendations.

  - *Tuesday, April 2:*   Committee meeting (2 hours, in person).

    - Discussion with Committee counsel regarding factors and considerations related to ratification.

  - *Thursday, April 4:*   Committee meeting (1 hour, in person); 2 management interviews.

    - Discussion with Committee counsel regarding factors and considerations related to ratification.

    - Interviews of Joseph Gruber (VP, Tax) and of Martin Viecha (VP, Investor Relations).

  - *Friday, April 5:*   Committee meeting (1.5 hours, in person); 2 management interviews.

    - Discussion with Delaware counsel (Bayliss) and Committee counsel regarding factors and considerations related to ratification under Delaware law.

    - Interview of Harsh Rungta (Director, Automotive Revenue and Energy Business Controller) and Eric Lussier (Senior Technical Accounting Manager); related discussion with Robert Conklin and Kurt Sanders of PwC.

    - Review with Committee counsel of discussions to date of ratification factors, analysis, discussion of ratification under Delaware law with Delaware counsel, information gathered from Company, and management interviews.

    - Initial Committee decision that ratification is in best interests of Tesla and all of its stockholders.

  - *Saturday, April 6:*   Informed Board Chair Robyn Denholm of the Committee's decisions, reasoning, and process.

- **Week of April 7:**   Committee approval of Report; coordination with Board and management to prepare for Board review and approval, and effectuation of Committee determinations.

- *Sunday, April 7:* Informed Nominating and Governance Committee Chair Ira Ehrenpreis of the Committee's decisions, reasoning, and process; provided Executive Summary of Report to Board Chair and Nominating and Governance Committee Chair.

- *Monday, April 8:* Provided Executive Summary of Report to outside directors.

- *Tuesday, April 9:* Presented the Committee's decisions, reasoning, and process to the Company's outside directors.

- *Wednesday, April 10:* 1 director interview.

    - Interview of Elon Musk (director) by Committee's counsel.

- *Thursday, April 11:* Committee meeting (0.75 hours, in person); 1 director interview.

    - Interview of Kimbal Musk (director) by Committee's counsel.

    - Final Committee decisions on reincorporation and ratification, based on review of Report.

- *Friday, April 12:* Submitted Report to outside directors.

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Part 3: The Special Committee's Cross-Checks

At every step of the Committee's work, the Committee and its counsel were mindful of Delaware case law addressing special committees and their operation. Wilson-Thompson personally reviewed almost all of the cases cited in this Part 3, and discussed them at length with Sidley, Bayliss, and Professor Casey.

The Committee and its advisors noted in particular the multiple Delaware opinions about Tesla itself, specifically the *SolarCity* opinions[101] and *Tornetta*.[102] The Committee constructed its process in light of, and checked its work against, the guidance Delaware courts have provided to directors, including to Tesla's directors specifically. Additionally, early in the Committee's process, the Delaware Court of Chancery issued its *TripAdvisor* decision, which addressed a proposed reincorporation outside of Delaware pursuant to DGCL § 266,[103] and later issued a ruling denying interlocutory appeal in the same case.[104] The Committee incorporated the *TripAdvisor* opinions into its thinking as well.

In light of these cases, the Committee conducted a number of cross-checks: It focused on the Delaware courts' particular emphasis on the independence and diligence of single-member committees. It was attentive to replicating arm's-length bargaining with the Company, including to secure protections for all of the Company's stockholders. And it sought to identify any potential non-ratable benefits from a reincorporation, i.e., benefits to directors or significant stockholders that are not shared in equal proportion with stockholders as a whole.

Committee Of One. In *SolarCity*, the Court of Chancery provided the following guidance to Tesla in unequivocal terms:

> This point cannot be emphasized enough. There was a ***right way*** to structure the deal process within Tesla that likely would have obviated the need for litigation and judicial second guessing of fiduciary conduct. First and foremost, ***Elon should have stepped away*** from the Tesla Board's consideration of the Acquisition entirely, providing targeted input only when asked to do so under ***clearly recorded protocols***. The Tesla Board ***should have formed a special committee comprised of indisputably independent directors, even if that meant it was a committee of one***.[105]

The *Tornetta* decision similarly criticized the process of setting Musk's 2018 compensation plan, because the Board had not created a "well-functioning committee of independent directors."[106] The Committee took these statements seriously, and worked at all times to structure its process the "right way" as these decisions instructed.

First, the Committee, the Board, and Musk himself all ensured that he "stepped away from" the Committee's process and its decisions. Musk did not participate in the Board meeting that formed the Committee. Musk did not attempt to influence or control the Committee. He never directly or indirectly reached out to Wilson-Thompson or the Committee's counsel about the Committee's work.[107] The Committee chose to interview Musk regarding certain matters relevant to its work, including whether, and why, the 2018 compensation plan was important to him. But it did so only under "clearly recorded protocols." Specifically, that discussion occurred in a single interview

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[101] *In re Tesla Motors, Inc. Stockholder Litig.* ("*SolarCity*"), 2022 WL 1237185 (Del. Ch. Apr. 27, 2022); *In re Tesla Motors, Inc. Stockholder Litig.* ("*SolarCity II*"), 298 A.3d 667 (Del. 2023).

[102] *Tornetta v. Musk*, 310 A.3d 430 (Del. Ch. Jan. 30, 2024). The *Tornetta* ruling remains subject to appeal, but the Committee nonetheless considered it as relevant to this process.

[103] *TripAdvisor*, 2024 WL 678204 (Del. Ch. Feb. 20, 2024).

[104] *TripAdvisor II*, 2024 WL 1211688 (Del. Ch. Mar. 21, 2024).

[105] *SolarCity*, 2022 WL 1237185, at *33 fn. 397 (emphasis added).

[106] *Tornetta*, 310 A.3d at 521. That decision also found that the stockholder vote was not fully informed because the "Proxy failed to disclose any of the Compensation Committee members' actual or potential conflicts with respect to Musk" and also did not supply "a full and accurate description of the material steps in the board or committee process that resulted in the transaction." Id. at 522-25. This finding informed the Committee as well, in particular with regard to its decision, discussed in more detail below, to provide its Report to stockholders in full.

[107] During Gebbia's period of service on the Committee, Musk never attempted to contact him regarding the Committee's work either.

led by Seeger and Skakun. And it was conducted only after the Committee arrived at a decision with regard to both portions of its mandate, independent of Musk's views.[108]

Second, after Gebbia chose to step off the Committee, the Committee continued its work "even [though] that meant it was a committee of one," per *SolarCity*. Wilson-Thompson understood that as the sole member of the Committee, she would be held to "unyielding standards of diligence and independence."[109] The Committee and its counsel carefully considered the standards set out by Delaware courts in this context, and then consciously cross-checked their process design and execution to satisfy themselves that the Committee should withstand the additional scrutiny that may attach to a committee of one. Among other things:

- The Committee confirmed it was "delegated . . . full authority and power" to decide the reincorporation question as well as the ratification question.[110]

- The Committee confirmed it "was authorized to retain independent advisors at [the Company's] expense."[111]

- The Committee extensively consulted with multiple Sidley lawyers, Bayliss, Professor Casey, and Houlihan. The Committee used them as a sounding board, and met with them repeatedly, both individually and in panel discussions designed to solicit multiple points of view. In those discussions, the advisors were expressly "tasked with challenging the committee's thinking [and] presenting alternatives" to various possible considerations.[112]

- The Committee approached its process with "full vigor," holding 16 formal meetings (13 of which were in-person), attending every interview, and presenting its decisions to the Board's outside directors.[113] Wilson-Thompson devoted more than 200 hours to her work, including Committee meetings, interviews, review of materials, consideration of key issues, and speaking with Seeger and/or Skakun virtually every day.

- The Committee worked to explore "all relevant facts and sources of information that bear on" the questions before it.[114] In addition to discussions with its advisors, the Committee interviewed all 7 other directors and 5 members of management, spoke with the Company's external auditor, instructed its counsel to request relevant information from the Company, and reviewed documents including Professor Casey's report, Houlihan's report, numerous legal decisions, letters from stockholders, and academic articles.

- The Committee instructed Sidley to conduct a thorough independence review, and committed to periodically reexamine independence during the process. The independence inquiry was especially wide-ranging, and reflected matters raised in *SolarCity* and *Tornetta*. The review with respect to Wilson-Thompson included, among other things, her compensation for service on the Board, any attendance at significant social events (weddings, vacations, etc.) with other directors or officers, and any business dealings with, or investments in

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[108] The same was true of Kimbal Musk. The Committee's only contact with him regarding its work was a single interview led by counsel and conducted after the Committee arrived at its decisions.

[109] *In re Baker Hughes, A GE Co., Derivative Litig.*, 2023 WL 2967780, at *11 (Del. Ch. Apr. 17, 2023), *aff'd sub nom. In re Hughes*, 2024 WL 371962 (Del. Feb. 1, 2024) (cleaned up); see also, e.g., *Teamsters Loc. 443 Health Servs & Ins. Plan v. Chou*, 2023 WL 7986729, at *2, *31 (Del. Ch. Nov. 17, 2023) (explaining that a committee of one "is more closely scrutinized" and "has the burden of proving that its member was able to bring her business judgment to bear without any suspicion of extraneous influence").

[110] *Baker Hughes*, 2023 WL 2967780, at *11.

[111] Id.; see also *In re Oracle Corp. Derivative Litig.*, 2023 WL 3408772, at *8 (Del. Ch. May 12, 2023); *SolarCity*, 2022 WL 1237185, at *36 ("Tesla selected independent, top-tier advisors to represent the Tesla Board in the Acquisition.").

[112] *Tornetta*, 310 A.3d at 531.

[113] *Baker Hughes*, 2023 WL 2967780, at *15 (finding committee process adequately diligent where committee member "participated in most of the [committee]'s interviews, which he prepared for alongside his counsel," "oversaw the investigation, reviewed documents gathered by counsel, and routinely met with his advisors").

[114] Id. at *17 (cleaned up); see also *Oracle*, 2023 WL 3408772, at *35 ("The Special Committee and its advisors were free to draw on or request information from a broad range of sources.").

any entities affiliated with, any other directors or officers including Musk.[115] At multiple stages of the process, including when the Committee became a committee of one, and when incremental guidance was received from the Delaware courts in *TripAdvisor* and *Match*, independence was reexamined.[116]

    Arm's-Length Bargaining And Resulting Stockholder Protections.   In *Tornetta*, the court found that Tesla's Compensation Committee operated under a "controlled mindset" with respect to Musk's 2018 compensation package — i.e., "seeming less intent on negotiating with the controller and more interested in achieving the result that the controller wanted."[117] The court came to the opposite conclusion in *SolarCity*, holding that the "Tesla Board's process included several redeeming features that emulated arms-length bargaining to the benefit of Tesla stockholders."[118] In light of these cases, Seeger and Skakun engaged in extensive arm's-length negotiations with the Company on behalf of the Committee and at the Committee's direction. Wilson-Thompson also directly engaged in certain additional negotiations regarding the date of the annual stockholder meeting. With persistent and at times intense efforts, the Committee secured multiple protections for the benefit of the Company and all of its stockholders:

    Timing.   The Committee took particular note of timing considerations, given the court's comments in *Tornetta* that the process was flawed because "most of the work on the compensation plan occurred during small segments of [time] and under significant time pressure imposed by Musk," and "Musk dictated the timing of the process, making last-minute changes to the timeline or altering substantive terms immediately prior to" board meetings.[119] Accordingly, one of the Committee's first actions was to assess the time necessary to conduct its work. The Committee preferred that any stockholder vote, to the extent one occurred, take place at the annual meeting; that would give the greatest number of stockholders an opportunity to voice their views. The Company had been planning to hold its 2024 annual meeting on May 8. The Committee concluded that would not provide an appropriate amount of time to complete its work, and subsequently spent several weeks negotiating to push back the meeting date. The Committee succeeded in moving the meeting by more than a month, to June 13. It also remained in control of its timing at all times. If its work had not been complete in time for the annual meeting, it would not have made its recommendations and released its Report. There is nothing the Company tried to do, or could have done, that would have altered that.

    Disclosures.   In *Tornetta*, the court concluded that the stockholder vote approving the compensation plan was not fully informed because the proxy statement for the vote did not disclose all material information.[120] In particular, the court found that the proxy statement did not disclose certain information regarding directors' potential conflicts and the Compensation Committee's process.[121] Taking this guidance into account, the Committee determined to prepare this Report and negotiate with the Company to ensure that it would be provided to stockholders in its entirety with any proxy statement. The Committee also ensured that it was able to review the Company's proposed disclosures related to its work.

    Majority of Non-Musk Votes Cast.   In *SolarCity*, the Court lauded the Board's decision to condition the transaction on the approval of a majority of disinterested stockholders as "one of the most extolled and powerful protections afforded Delaware stockholders."[122] The Committee ensured that both stockholder votes it recommended were contingent upon approval of a majority of votes cast *excluding* the shares held by Elon Musk and Kimbal Musk.

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[115] *Tornetta*, 310 A.3d at 456-59, 508-10 (cleaned up).

[116] The Delaware Supreme Court's *Match* decision, issued on April 4, 2024, toward the end of the Committee's process, addressed, among other things, committee independence standards. *See In re Match Grp., Inc. Derivative Litig.*, 2024 WL 1449815 (Del. Apr. 4, 2024). The decision reinforced the Committee's and its counsel's view that Wilson-Thompson is independent. Unlike the committee member at issue in *Match*, Wilson-Thompson does not "owe [her] success" in any way to Musk or Tesla. See id. at *18.

[117] *Tornetta*, 310 A.3d at 511 (cleaned up).

[118] *SolarCity*, 2022 WL 1237185, at *36.

[119] *Tornetta*, 310 A.3d at 447.

[120] Id. at 521.

[121] Id.

[122] *SolarCity*, 2022 WL 1237185, at *36 (cleaned up).

Non-Ratable Benefits and Other TripAdvisor Guidance. The *TripAdvisor* decision was particularly instructive for the Committee's reincorporation work. *TripAdvisor* applied entire fairness review at the pleading stage because Nevada law allegedly "provides greater protection to fiduciaries and confers a material benefit on the [director] defendants," i.e., a non-ratable benefit not shared equally in proportion with all stockholders.[123] The Court held that the conversions were adequately alleged to be not entirely fair because the "defendants did not make any effort to replicate arm's-length bargaining," and because "stockholders will not receive the substantial equivalent of what they had before" as a result of alleged differences between Nevada and Delaware litigation rights.[124]

In response, the Committee intentionally sought to replicate arm's-length bargaining and made "substantial equivalence" its touchstone when comparing Delaware and Texas law, as discussed above. Moreover, as a cross-check, the Committee expressly considered whether reincorporating in Texas would convey any non-ratable benefits on any of Tesla's directors or officers, including Musk. None of the Committee's advisors identified any such non-ratable benefit.[125] In the Committee's view, litigation rights under Delaware and Texas law — including director and officer liability protections — are substantially equivalent.[126] Texas's constituency statute did not alter this conclusion: although Delaware does not have an equivalent statute, the Committee does not believe that Texas's constituency statute provides a material litigation protection for any directors or officers.[127] The Committee instead shares the views of the presentation at the March 2024 Annual Tulane Corporate Law Institute, which noted that "better alignment of the Company's values through a constituency statute" could be a *ratable* reason for reincorporation in another jurisdiction.[128] That is especially true here because Tesla is and always has been mission-driven.

[The rest of this page is intentionally left blank.]

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[123] *TripAdvisor*, 2024 WL 678204, at *14.

[124] Id. at *17.

[125] Professor Casey also opined that remaining incorporated in Delaware would not be a non-ratable benefit. Casey Report ¶ 140 ("In my view, the question is equally relevant for a decision to stay in Delaware as it is for a decision to reincorporate in another state. As such, I provide the analysis for both Delaware and Texas. I conclude that there is no non-ratable benefit for any director, officer, or particular shareholder associated with a decision to remain incorporated in Delaware. Nor is there any such benefit associated with a decision to reincorporate in Texas.").

[126] See Part 1, Section I.B.1.c.; see also generally Casey Report.

[127] TBOC § 21.401.

[128] Pre-read materials for Delaware Developments panel, Tulane Corporate Law Institute (Mar. 7, 2024).

Conclusion

For the reasons stated in this Report, the Committee's business judgment is that reincorporating in Texas and ratifying Musk's compensation are in the best interests of Tesla and all of its stockholders, and should be voted for by stockholders at Tesla's 2024 annual meeting.

Regarding reincorporation, the Committee recommended that: (1) the Board and management take all necessary and appropriate steps to implement the Committee's determination consistent with legal obligations; (2) Elon Musk and Kimbal Musk be recused from the Board's deliberations and from the vote on this matter, because of Elon Musk's prior posts on X about reincorporation; (3) the stockholder vote on reincorporation be conditioned on approval by at least a majority of votes cast by non-Musk-affiliated stockholders, for the same reason; and (4) the Board recommend that stockholders vote for reincorporation based on the Committee's determination that reincorporating in Texas is in the best interests of Tesla and all of its stockholders.

Regarding ratification, the Committee recommended to the Board that: (1) the Board and management take all necessary and appropriate steps to implement the Committee's ratification decision consistent with legal obligations; (2) Elon Musk and Kimbal Musk be recused from the Board's deliberations and from the vote on this matter, because it concerns Elon Musk's compensation; (3) the stockholder vote on ratification be conditioned on approval by at least a majority of votes cast by disinterested stockholders, in the same manner as the 2018 stockholder vote; (4) the *Tornetta* opinion be annexed to, and summarized in, the Company's proxy statement; (5) the Company's proxy statement address any other current plans regarding compensation for Elon Musk; and (6) the Board adopt appropriate ratification resolutions and recommend that stockholders vote for ratification based on the Committee's determination that ratifying Musk's 2018 compensation plan is in the best interests of Tesla and all of its stockholders.

Exhibits

Exhibit	Description
A	Special Committee Meetings
B	Special Committee Interviews
C	Documents Reviewed by Kathleen Wilson-Thompson
D	Report of Professor Anthony J. Casey

Exhibit A

Special Committee Meetings
(Through April 12, 2024)

	Meeting Date	Approximate Length
1	February 19, 2024	1 hour
2	February 22, 2024	0.5 hours
3	February 26, 2024	0.5 hours
4	March 1, 2024	0.5 hours
5	March 8, 2024	4 hours
6	March 12, 2024	2 hours
7	March 14, 2024	1 hour
8	March 20, 2024	2 hours
9	March 21, 2024	3 hours
10	March 26, 2024	2 hours
11	March 28, 2024	2 hours
12	March 29, 2024	3 hours
13	April 2, 2024	2 hours
14	April 4, 2024	1 hour
15	April 5, 2024	1.5 hours
16	April 11, 2024	0.75 hours

Exhibit B

Special Committee Interviews

	Interviewee	Position	Date
1	Ira Ehrenpreis	Board of Directors	March 14, 2024
2	Robyn Denholm	Board of Directors	March 14, 2024
3	JB Straubel	Board of Directors	March 19, 2024
4	James Murdoch	Board of Directors	March 19, 2024
5	Tom Zhu	SVP, Automotive	March 21, 2024
6	Joe Gebbia	Board of Directors	March 26, 2024
7	Joseph Gruber	VP, Tax	April 4, 2024
8	Martin Viecha	VP, Investor Relations	April 4, 2024
9	Harsh Rungta	Director, Automotive Revenue and Energy Business Controller	April 5, 2024[1]
10	Eric Lussier	Senior Technical Accounting Manager	
11	Elon Musk	CEO, Technoking; Board of Directors	April 10, 2024
12	Kimbal Musk	Board of Directors	April 11, 2024

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[1] Joint interview of Rungta and Lussier was also attended by Robert Conklin and Kurt Sanders, PwC.

<u>**Exhibit C**</u>

Documents Reviewed by Kathleen Wilson-Thompson

	Materials From Committee Advisors
1	Report of Professor Anthony J. Casey
2	Presentation by Professor Anthony J. Casey
3	Report of Houlihan Lokey Capital, Inc.
4	Summary of Fiduciary Duties and Special Committee Responsibilities
5-56	Chart of Public Companies by Jurisdiction, and Supporting Data (51 Spreadsheets)
57	Summary Comparison of Selected Jurisdictions
58	Jurisdictional Analysis Memo on Delaware Law
59	Jurisdictional Analysis Memo on Texas Law
60	Preliminary Survey of Market Practice Regarding Prior Reincorporations
	Academic Articles
61	Robert J. Rhee, *The Irrelevance of Delaware Corporate Law*, 48 Journal of Corporation Law 295 (2023)
62	Lawrence Hamermesh, Jack B. Jacobs, and Leo E. Strine, Jr., *Optimizing the World's Leading Corporate Law: A 20-Year Retrospective and Look Ahead*, 77 The Business Lawyer 321 (2022)
63	Michal Barzuza, *Nevada v. Delaware: The New Market for Corporate Law*, European Corporate Governance Institute, Working Paper No. 761/2024 (Mar. 2024)
64	Assaf Hamdani and Kobi Kastiel, *Superstar CEOs and Corporate Law*, 100 Washington University Law Review 1353 (2023)
65	Jill E. Fisch, *The Peculiar Role of the Delaware Courts in the Competition for Corporate Charters*, 68 University of Cincinnati Law Review 1061 (2000)
	Judicial Opinions & Filings
66	*Tornetta v. Musk*, 250 A.3d 793 (Del. Ch. 2019)
67	*Tornetta v. Musk*, 310 A.3d 430 (Del. Ch. 2024)
68	*Tornetta v. Musk*, No. 2018-0408-KSJM (Del. Ch.), Plaintiff's Opening Brief in Support of Application for an Award of Fees and Expenses (Mar. 1, 2024)
69	*Tornetta v. Musk*, No. 2018-0408-KSJM (Del. Ch.), Joint Declaration of Lucian Bebchuk and Robert J. Jackson, Jr. (Mar. 1, 2024)
70	*Tornetta v. Musk*, No. 2018-0408-KSJM (Del. Ch.), Letter from Chancellor McCormick to the Parties' Counsel (Mar. 12, 2024)

71	*Tornetta v. Musk*, No. 2018-0408-KSJM (Del. Ch.), Letter to Chancellor McCormick from the Parties' Counsel (Mar. 15, 2024)
72	*In re Tesla Motors, Inc. Stockholder Litigation* (*SolarCity*), 2022 WL 1237185 (Del. Ch. Apr. 27, 2022)
73	*In re Baker Hughes Derivative Litigation*, 2023 WL 2967780 (Del. Ch. Apr. 17, 2023)
74	*Teamsters Loc. 443 Health Services & Insurance Plan v. Chou*, 2023 WL 7986729 (Del. Ch. Nov. 17, 2023)
75	*Palkon v. Maffei* (*TripAdvisor*), 2024 WL 678204 (Del. Ch. Feb. 20, 2024)
Proxy Statements & Related Materials	
76-78	Tesla, Inc. 2018 Proxy Statement, and related Glass Lewis and ISS Reports
79	Tesla, Inc. Form 8-K (Mar. 21, 2018)
80-82	TripAdvisor, Inc. 2023 Proxy Statement, and related Glass Lewis and ISS Reports (all excerpted)
83-85	Legacy Housing Corp. 2019 Proxy Statement, and related Glass Lewis and ISS Reports (all excerpted)
86-88	Contango Oil & Gas Co. 2019 Proxy Statement, and related Glass Lewis and ISS Reports (all excerpted)
89-91	DallasNews Corp. 2018 Proxy Statement, and related Glass Lewis and ISS Reports (all excerpted)
92-94	Geospace Technologies Corp. 2015 Proxy Statement, and related Glass Lewis and ISS Reports (all excerpted)
Stockholder Communications	
95	February 5, 2024, letter to the Board from 5,821 stockholders
96	April 10, 2024, letter to Board Chair Robyn Denholm from T. Rowe Price
97-137	41 letters to the Delaware Court of Chancery from stockholders
Other Materials	
138	Ernst & Young materials regarding potential tax issues for Tesla
139	Ernst & Young materials regarding potential accounting issues for Tesla
140-41	March 7-8, 2024, Materials from 36th Annual Tulane Corporate Law Institute: Delaware Developments Panel; Conflicts, Controllers, Entire Fairness & Delaware Panel
142	Richards, Layton & Finger, *2024 Proposed Amendments to the General Corporation Law of the State of Delaware* (Mar. 28, 2024)

<u>**Exhibit D**</u>

Report of Professor Anthony J. Casey

Report of Professor Anthony J. Casey

Re: *Legal and Corporate Governance Considerations for Choosing State of Incorporation*

1. In this report, I identify and evaluate the legal and corporate governance considerations relevant for choosing the state of incorporation for Tesla, Inc. I understand that this report will be considered by the Special Committee of the Board of Directors of Tesla, Inc. (the "Committee") in deciding whether to recommend that Tesla, Inc. remain incorporated in Delaware or reincorporate in a different state in the United States of America. I further understand that the Committee started its analysis with a broad look at all options (including potentially outside the U.S.) and iteratively narrowed its analysis to ten U.S. states, then five, and finally two states (Delaware and Texas) and is now deciding between Delaware and Texas.

2. While I do not make an ultimate recommendation in favor of incorporation in any state, I do identify key legal corporate governance factors for the Committee to consider. I then compare the core features of the corporate governance laws — both on paper and in practice — as they currently exist in the two states under consideration. For each feature, I examine the differences between the regimes and evaluate how those differences might impact Tesla's mission and operations, the value of Tesla to its shareholders, and the relative legal rights of its shareholders, directors, officers, and other stakeholders.

3. Where possible, I identify potential costs and benefits to Tesla and its shareholders associated with the choice of incorporation in a particular state under consideration. I note where potential differences in the corporate governance features of the states under consideration are not likely to have an impact on Tesla and its shareholders, directors, officers, and other stakeholders. I also evaluate the potential for the choice of incorporation in one state over another to provide a "non-ratable" benefit to a director, officer, or specific shareholder.

4. In presenting this analysis, I summarize the vast legal academic literature on the choice of state of incorporation and on several central questions including Delaware's position as the dominant state for large-company incorporation, the long debate over whether incorporation in Delaware is associated with an increase or decrease in shareholder value, and the potential value to a corporation and its shareholders associated with home-state incorporation. I include a brief look at an emerging literature on potential costs associated with incorporation in the state of Nevada.[1] Given the volume of the academic literature on Delaware incorporation, I do not attempt a full literature review but rather highlight the findings and consensus views (when they exist) that will be relevant and useful to the Committee in making its decision.

5. In preparing this report, I have not assumed any special status of Delaware or any other state. Nor have I assumed that Tesla has made a decision or has any predetermined reason to depart from Delaware. In other words, to avoid any predetermination, status quo or salience bias, or path dependency, I have treated this as a decision from first principles about the costs and benefits to Tesla and its shareholders associated with the choice of incorporating in one state or another.

6. This report proceeds as follows: Part I summarizes my conclusions; Part II sets out my qualifications as an expert on corporate law and governance; Part III briefly describes the basis for this report and how it was prepared; Part IV provides a descriptive analysis of the potential sources of value differentials between the corporate governance regimes in the states under consideration; Part V presents my conclusions as to how the differences and similarities between corporate legal regimes in the states under consideration could potentially impact Tesla's mission and operations, the value of Tesla to its shareholders, or the relative legal rights of Tesla's shareholders, directors, officers, and other stakeholders.

I. Summary of Conclusions

a. Relevant legal and corporate governance considerations

7. In recommending the state in which Tesla should be incorporated, the Committee should consider the corporate governance features of the states under consideration. In doing so, it should take into account whether and how the corporate governance features associated with incorporation in any particular state affect Tesla's mission and operations; whether and how the corporate governance features associated with incorporation in any particular

[1] While Nevada is not among the two states under consideration by the Committee, I understand that it was included in the list of ten and five states that the Committee considered before narrowing its decision to two.

state affect the value of Tesla to its shareholders; and whether and how the corporate governance features associated with incorporation in any particular state affect the legal rights of Tesla's shareholders, directors, officers, and other stakeholders. In particular, the Committee should consider the following questions:

i. Is there a discernable general difference in shareholder or corporate value (a "premium" or "discount") associated with incorporation in a particular state?

ii. With regard to the application of corporate governance law, are differences in the predictability of courts and legal outcomes in a particular state likely to create a benefit associated with incorporation in a particular state?

iii. Are any features of a particular state or its corporate governance law likely to create a Tesla-specific benefit or cost associated with incorporation in that state?

iv. Will incorporation in a particular state provide increased or decreased protection of the legal rights of Tesla's shareholders?

v. Because Tesla is currently incorporated in Delaware, and in light of the recent opinion of the Delaware Court of Chancery in *Palkon v. Maffei*,[2] the committee should also consider this question: Does incorporating Tesla in any particular state, including Delaware,[3] create a "non-ratable benefit" for any director, officer, or particular shareholder (including Elon Musk)?

8. Below, I provide an analysis of each of these questions to assist the Committee in its decision. To summarize, I reach the following conclusions:

i. **No discernible general state premium (or discount).**   There is no discernible general value premium (or discount) associated with incorporation in Delaware, Texas, or any other state.

ii. **Unknown effect from predictability.**   There are differences in the courts and the predictability of the application of corporate governance law in Texas and Delaware. Delaware has adopted a litigation-intensive, standards-based corporate governance regime. This system generates volatility and reduced predictability in legal outcomes related to complex corporate governance matters. Texas, like many other states, has a more code-based corporate governance regime. This system is likely to generate less volatility. On the other hand, Texas case law on corporate governance is far less developed than Delaware case law, and Texas is also launching a new business court later this year. These factors create some uncertainty about how Texas courts will apply Texas corporate governance law. Because these differences point in both directions, the impact on corporate and shareholder value is indeterminate.

iii. **Tesla-specific benefit associated with incorporating in Texas. Potential Tesla-specific cost associated with incorporation in Delaware.**   Certain features of Texas corporate governance law are likely to create Tesla-specific benefits for the corporation and its shareholders. First, because Tesla is headquartered in Texas, there is likely a benefit to the corporation and its shareholders in Texas associated with home-state incorporation. Second, specific provisions of the Texas Business Organizations Code explicitly authorize directors and officers to consider "social, charitable, or environmental purposes."[4] These provisions are more closely aligned with Tesla's stated corporate mission "to accelerate the world's transition to sustainable energy."[5] This alignment creates the potential for a benefit to Tesla associated with incorporation in Texas. Additionally, Delaware's corporate governance regime may disproportionally

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[2] *Palkon v. Maffei*, No. 2023-0449-JTL, 2024 WL 678204, (Del. Ch. Feb. 20, 2024).

[3] While this point may not be obvious, the questions posed in *Palkon v. Maffei* are equally relevant for a decision to stay in Delaware. Directors of Delaware corporations owe fiduciary duties to the corporation and its shareholders in making all decisions. A decision to remain incorporated in Delaware is subject to those fiduciary duties in the same way as is a decision to reincorporate elsewhere. Cf. *In re Citigroup Inc. Shareholder Derivative Litigation,* 964 A.2d 106 at n. 78 (Del. Ch. 2009) (Chandler, C.) (Noting that a director's duties in analyzing choices run in both directions. "If one expects director prescience in one direction, why not the other?").

[4] TBOC § 21.401(e).

[5] https://www.tesla.com/impact.

incentivize litigation against larger innovative corporations. Because Tesla is a larger innovative firm, this dynamic would create a Tesla-specific cost associated with incorporation in Delaware.

iv. **No material difference in aggregate substantive shareholder protections. Potential increase in aggregate procedural shareholder protections in Texas.** No state's corporate governance regime definitively provides more aggregate substantive protection to shareholders. The substantive legal rights afforded to shareholders of Delaware corporations are substantially equivalent to the substantive legal rights afforded to shareholders of Texas corporations. But Texas corporate governance law may result in an increase in the aggregate procedural protection of shareholder rights.

v. **No non-ratable benefits associated with incorporation in either state.** There are no non-ratable benefits for any directors, officers, or specific shareholders associated with incorporation in either Delaware or Texas. There are no material differences in the substantive duties owed to a corporation and its shareholders in Delaware and Texas. Neither state allows for the elimination of liability that exists in the other state. Nor does either state have any procedural rules that materially alter the litigation exposure of directors, officers, or specific shareholders. Delaware's elimination of the right to a jury trial and its limitations on discovery and forced concession of director independence in the demand context are procedural and not likely to be deemed material non-ratable benefits to directors, officers, or specific shareholders. The same is true of Texas's universal demand requirement.

II. Qualifications and Background

9. I hold the position of Donald M. Ephraim Professor of Law and Economics at The University of Chicago Law School. I am also the founding Faculty Director of The University of Chicago Center on Law and Finance. I held the position of Deputy Dean from 2020 to 2023. I was granted tenure in 2016. I have held academic positions at The University of Chicago since 2009.

10. I held the position of Robert Braucher Visiting Professor of Law at Harvard Law School in the 2019-2020 academic year. I also held positions as the Singapore Global Restructuring Initiative Visiting Professor at Singapore Management University in the fall of 2023; Visiting Professor at Hebrew University of Jerusalem in the spring of 2023; and Visiting Professor at the National University of Singapore in the 2020-2021 academic year. In these positions, I taught courses and gave public lectures on corporations and business organizations law, corporate bankruptcy law, and civil procedure.

11. I regularly teach law school classes on Bankruptcy and Reorganization; Business Organizations and Corporations; and Civil Procedure. At The University of Chicago Law School, I have taught the general course on Business Organizations (which includes Corporations Law) in 2012, 2013, 2014, 2016, 2018, 2019, 2021, 2022, and 2024. I taught the general course on Corporations Law at Harvard Law School in 2020.

12. My primary areas of expertise and research are bankruptcy law, corporations and business organizations law, and civil procedure. I have written over thirty academic journal articles and book chapters on these topics.

13. My work and my views on bankruptcy law, corporate law, and civil procedure have been quoted or featured in the Wall Street Journal, the Washington Post, The Financial Times, Bloomberg, Forbes, Crain's, The Economist, Law360, Chicago Tonight WTTW, and several other news outlets.

14. I am the co-author of a casebook on Business Associations Law (including Corporations Law). That casebook has been used in classes at Berkeley Law School, Harvard Law School, and The University of Chicago Law School.

15. I am the co-author of a casebook on United States Bankruptcy Law. That casebook has been used in courses at Columbia Law School, Harvard Law School, New York University Law School, Stanford Law School, The University of Chicago Law School, University of Virginia Law School, and Yale Law School.

16. I am and have been a member of several professional boards and associations of corporate law and bankruptcy experts. I am a member of the Board of the National Business Law Scholars Conference, a research member of the European Corporate Governance Institute, and a fellow of the American College of Bankruptcy. I have served on the Executive Board of the American Association of Law Schools' Section on Creditors' and Debtors' Rights.

17.   I have been an invited expert on corporate law panels for the International Bar Association, the American Bankruptcy Institute, the Association of Insolvency & Restructuring Advisors, and the National Conference of Bankruptcy Judges.

18.   I have been an invited speaker at universities across the United States and in countries including Brazil, Canada, China, Chile, the Dominican Republic, France, Germany, India, Italy, Japan, Mexico, the Philippines, Poland, Singapore, and the United Kingdom on topics related to United States corporations and corporate bankruptcy law and procedure.

19.   I am a member in good standing of the bars of New York and Illinois. Prior to becoming a professor, I practiced law at the law firm Kirkland & Ellis LLP from 2006 to 2009, rising to the position of partner in 2008. I was an associate at the law firm Wachtell, Lipton, Rosen & Katz from 2004 to 2006.

20.   I received a Juris Doctorate from The University of Chicago Law School in 2002 and a Bachelor of Arts from Georgetown University in 1999.

III. Basis for Report

21.   In preparing this report, I have relied on my general expertise on and knowledge about principles of corporate law, corporate law regimes throughout the United States (specifically in Delaware and Texas), the Model Business Corporations Act, and my familiarity with academic scholarship on these topics. I have also conducted further independent research on these topics.

22.   I have reviewed the Delaware and Texas law memos provided to the Committee and attended the presentations made to the Committee by various experts on the topics under consideration.

23.   I have presented my research and conclusions to the Committee and its counsel and discussed them with the Committee and its counsel as the Committee progressed through its iterative process of narrowing the decision to Texas and Delaware.

24.   I have been asked to provide my unbiased and independent opinion as to the matters within my expertise. I understand that these opinions will be considered by the Committee to assist it in making its decision. The opinions and conclusions I have expressed are mine alone and represent my true and complete professional opinions on the matters to which they refer.

IV. Potential Drivers of Value Differentials between Corporate Governance Regimes in the States under Consideration

a. *Delaware primacy in large-company incorporations*

25.   Delaware is the leading state for large-company incorporations.[6] It has become a common observation — since at least the 1990s — that public companies overwhelmingly choose to incorporate in one of two places: Delaware or their home state.[7] Various studies place Delaware's share of all incorporations in the range

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[6] Sarath Sanga, *Network Effects in Corporate Governance*, 63 J. L. Econ. 1 (2020) ("Delaware is the leader in corporate charters by a large margin.").

[7] See, for example, Robert Daines, *The Incorporation Choices of IPO Firms*, 77 N.Y.U. L. Rev. 1559, 1562 (2002) ("97% of public firms incorporate either in their home state or Delaware."); Lucian Bebchuk & Alma Cohen, *Firms' Decisions where to Incorporate*, 46 J. L. Econ. 383, 389 (2003) ("58 percent of all firms, 59 percent of Fortune 500 firms, and even a higher percentage — 68 percent — of firms that went public in the period 1996-2000" incorporate in Delaware."); Michal Barzuza, *Self-Selection and Heterogeneity in Firms' Choice of Corporate Law*, 16 Theor. Inq. L. 295, 296 (2015) ("almost half of all public corporations choose to incorporate in their home states, in which their headquarters are located"); see also Sanga (2020) at 18 ("Half of all public corporations have been incorporated in Delaware at some time during their history as public companies. The next closest is California at 7 percent, followed by New York at 6 percent, Nevada at 3 percent, and Florida at 3 percent.").

of 60% and its share of out-of-state incorporations in the range of 80%.[8] While these studies find that a small number of firms incorporate in other states, with the exception of Nevada, no other state has made significant in-roads in attracting out-of-state incorporations.[9] And, while Nevada has attracted an increasing number of incorporation in the last twenty years, it remains a distant second behind Delaware.[10]

26.   The primacy of Delaware in corporate law has attracted intense academic scrutiny. Questions related to this topic are among the most studied in all of corporate law scholarship. The history and magnitude of Delaware's rise is well documented and there are numerous theories to explain the phenomenon.[11] Perhaps the core empirical question in all of corporate law is whether Delaware incorporation creates or destroys value for firms. This question — often framed as search for a "Delaware premium" — has been studied for decades with no conclusive result. An emerging literature asks the same question for Nevada and has produced similarly inconclusive results.

27.   In this section of the report, I start with a summary of the literature on the history of the rise of Delaware's primacy. I then summarize the literature on the existence or nonexistence of a Delaware (or Nevada) premium, noting that the cumulative evidence suggests no discernible premium and no discernible discount.

i. *The history of Delaware primacy*

28.   Though there is some debate about the details, the conventional story of Delaware primacy begins in New Jersey in the 1880s and 1890s. During that time, New Jersey — seeking a new revenue source — consciously took affirmative steps to attract large corporations.[12] These measures included the following:

- Permitting certain mergers (1888).

- Permitting the holding of stock in other corporations (1888).

- Permitting New Jersey corporations to operate outside of New Jersey (1889) without prior approvals (1892).

- Permitting certain vertical mergers (1893).

- Permitting broader holdings of stock in foreign corporations (1893).[13]

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[8] See, for example, Ofer Eldar & Lorenzo Magnolfi, *Regulatory Competition and the Market for Corporate Law*, 12 Am. Econ. J. Microecon. 60, 66 (2020) ("Delaware's share is about 63.86 percent as of 2013, as compared with 50.09 percent in 1995. Delaware's market share of firms whose headquarters are located in a state that is not their state of incorporation out-of-state incorporations is even larger: 82.66 percent as of 2013, as compared with 82.80 percent in 1995.").

[9] Lucian A. Bebchuk & Assaf Hamdani, *Vigorous Race or Leisurely Walk: Re-considering the Competition over Corporate Charters*, 112 Yale L.J. 553, 555 (2002) ("Delaware's dominant position is far stronger, and thus that the competitive threat that it faces is far weaker, than has been previously recognized."); Marcel Kahan & Ehud Kamar, *The Myth of State Competition in Corporate Law*, 55 Stan. L. Rev. 679 (2002) (noting a lack of competitors to Delaware's primacy).

[10] Eldar & Magnolfi (2020) at 66 ("The most noticeable trend over time is the increase in Nevada's market share of all incorporations from 2.32 percent in 1995 to 8.48 percent in 2013, and of out-of-state incorporations from 2.85 percent to 9.69 percent."); Michal Barzuza & David C. Smith, *What Happens in Nevada? Self-Selecting into Lax Law,* 27 Rev. Fin. Stud. 3593, 3594 (2014) ("With 8.0% of all public incorporations by firms in states outside of their headquarter state, Nevada is second to Delaware in attracting out-of-state incorporations."); Michal Barzuza, *Market Segmentation: The Rise of Nevada as a Liability-Free Jurisdiction*, 98 Va. L. Rev. 935, 948 (2012) ("Nevada's share of the out-of-state-incorporations market has risen from 5.56% in 2000 to 6.66% in 2008, an increase of 20%"); Bebchuk & Cohen (2003) at 394 ("Other than Delaware, which is a huge 'importer,' only Nevada has a significant net inflow of firms (154).").

[11] See Robert Rhee, *The Irrelevance of Delaware Corporate Law*, 48 J. Corp. L. 101, 105 (2023) at 106-110 (collecting sources).

[12] See generally Christopher Grandy, *New Jersey Corporate Chartermongering*, 1875-1929, 49 J. Econ. Hist. 677 (1989); S. Sam Arsht, *A History of Delaware Corporation Law*, 1 Del. J. Corp. L. 1 (1976); Joel Seligman, *A Brief History of Delaware's General Corporation Law of 1899*, 1 Del. Corp. L. 249 (1976).

[13] Grandy (1989) at 681.

These and other similar laws "were collected in the general corporation law revision of 1896."[14] This statute also included provisions allowing corporations to be formed for any lawful purpose, removing limitations on the duration of corporate charters, allowing for classified shares, and allowing the issuance of non-voting stock.[15]

29.   These reforms were successful in achieving New Jersey's aims. Revenues increased dramatically,[16] and by 1900 an estimated 95% of major corporations were incorporated in New Jersey.[17]

30.   New Jersey's success drew competition from other states including Delaware, Maryland, Maine, New York, and West Virginia.[18] These states largely copied New Jersey's reforms and competed on franchise tax rates and incorporation fees.[19]

31.   In the end, Delaware was the clear winner of this competition. There are competing explanations for its success. As a starting point, some scholars have suggested that the competition for corporate charters favors smaller states like New Jersey and Delaware over larger states like New York. For a smaller state, a marginal incorporation fee represents a much larger share of the state's annual budget and justifies more attention to the needs of corporations. Thus, states with smaller budgets can more credibly promise to update their law to keep corporations happy.[20]

32.   Additionally, New Jersey effectively removed itself from the competition in 1913, when Governor Woodrow Wilson led the state to adopt the reform provisions known as the "Seven Sisters," which "reversed New Jersey corporate policy."[21] The conventional story is that this ended New Jersey's dominance in corporate charters and opened the door for Delaware's quick rise to primacy in the space, a primacy that it has maintained for over a century.[22]

33.   Professor Sanga has questioned this story, noting that the beginning of New Jersey's decline predated the adoption of the Seven Sisters in 1913.[23] Sanga suggests two alternative explanations: 1) the other states, and Delaware in particular, simply outcompeted New Jersey; and 2) the move out of New Jersey was taken in anticipation of progressive reforms in New Jersey, which the market predicted ahead of the enactment of the Seven Sisters.[24]

34. In either event, the decline of New Jersey and the rise of Delaware in the second decade of the twentieth century is clear, as these charts from Professor Sanga's work show:[25]

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[14] Id.

[15] Seligman (1976) at 265-66.

[16] Grandy (1989) 682-83.

[17] Seligman (1976) at 267.

[18] Grandy (1989) at 685.

[19] Id.

[20] See Grandy (1989) at 686; Roberta Romano, *Law as a Product: Some Pieces of the Incorporation Puzzle*, J. L. Econ. Org. 225, 235 (1985) ("[A] state budget largely dependent on franchise revenue is an asset that precommits the state to not welching on its corporate customers by radically revising its corporate law policy to the detriment of their interests, because there is so much at stake to the state if corporations leave en masse.").

[21] Grandy (1989) at 689; Seligman (1976) at 270.

[22] While New Jersey reversed the reforms of the Seven Sisters in 1917, it never regained its dominant position in the competition for corporate charters. Seligman (1976) at 270.

[23] Sanga (2022) at 371-72.

[24] Id. at 374-375.

[25] Sanga (2022) at 392, 394.



Figure 1. State Shares of Corporate Charters (Moody's sample, Eastern states) Notes: Each panel graphs a selection of state corporate charters shares over time.



Figure 3. State Shares of New Corporate Charters (Moody's Sample)
Notes: This graph shows that New Jersey's share of new corporate charters peaked before 1900 and subsequently declined. By the time New Jersey repealed its corporate law (in 1913), its share of the new charter market was close to zero.

35. During the period of competition, Delaware adopted similar governance laws to those in New Jersey. But its adoption of attractive corporate governance laws continued long after New Jersey had left the race. These measures culminated in the adoption in 1967 of the first version of today's Delaware General Corporate Law.

36. Some of the major developments in the emergence of Delaware's corporate law include the following:

- Adopting the General Corporation Act of 1899, which copied the New Jersey law "largely verbatim."[26] This Act went further in some respects, including permitting "stock pyramiding," [27] the ability to combine non-voting stock and layers of holding companies to convert minority ownership positions into a controlling position.[28]

- Permitting the inclusion of any provision in the certificate of incorporation "not contrary to the laws of th[e] State"[29] (1901). This provision increased the discretion of the directors in managing the corporation.

- "Grant[ing] the board of directors the power to sell all or substantially all corporate assets" with the approval of a stockholder vote (1917).[30]

- Eliminating of the requirement to provide pre-emptive rights on the issuance of new stock (1919).[31]

- Permitting the board of directors to issue "blank stock" and other stock options without amending the certificate of incorporation (1927).[32]

- Permitting shareholder voting by written consent (1937).[33]

- Permitting the corporation to indemnify its directors and officers (1943).[34]

- Permitting the board of directors to fill newly created directorships (1949).[35]

- Statutory overhaul — responding in part to increased competition from other states — resulting in the first version of the modern Delaware General Corporation Law (1967).[36]

37. In the years immediately following the 1967 revision, the Delaware legislature was quick to amend the DGCL in response to recommendations by a committee of the state's bar association.[37]

38. The adoption of the DGCL in 1967 proved to be a significant moment in the rise of Delaware's primacy for incorporations.[38] In the period following the adoption, Delaware saw a surge in reincorporations from other states. By 1974, 448 of the 1000 largest corporations were in Delaware.[39]

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[26] Grandy (1989) at 685.

[27] Id.

[28] Seligman (1976) at 273.

[29] Arsht (1976) at 9.

[30] Id. at 10.

[31] Seligman (1976) at 274.

[32] Arsht (1976) at 11.

[33] Id.

[34] Id at 12.

[35] Id.

[36] Id. at 16.

[37] Arsht (1976) at 17.

[38] Sanga (2020).

[39] Seligman (1976) at 283.

39. The largest surge in reincorporation into Delaware, however, did not occur until 1986 when Delaware adopted section 102(b)(7) of the DGCL, which allows for the exculpation of director liability for violations of the duty of care. These charts from Professor Sanga's work demonstrate the importance of this moment in solidifying Delaware's primacy:[40]



Figure 2. Delaware's share of corporations, 1930–2010

[40] Sanga (2020) at 5-6.

40.   Since the post-1986 surge, Delaware's dominance has remained firm. While Nevada has attracted some out-of-state incorporations in the last twenty years, it has not done so at the expense of Delaware's market share.[41]

41.   While Delaware's dominance is unquestionable, the effects of that Delaware dominance are less clear. As discussed below, the academics have failed to show a Delaware effect on firm value. This is, perhaps, unsurprising as the laws of most jurisdictions are similar. Indeed, with the creation and growing influence of the Model Business Corporation Act (which often adopts Delaware provisions) coupled with the fact that several states copy Delaware innovations in corporate law, there has been a general convergence of corporate law across the states.[42]

ii.   The academic search for a Delaware or other state premium

42.   Given Delaware's unique position in the market for corporate charters, a core empirical question of corporate law scholarship has been whether Delaware incorporation creates or destroys value for firms. Despite decades of research on this question, the bulk of evidence suggests that there is no discernible premium (or discount).

43.   The empirical debate arose in response to the theoretical question that dominated academic scholarship in the 1970s and 1980s. Scholars generally split into two camps: one arguing that competition among states for corporate charters resulted in a "race to the bottom"[43] and the other arguing that it resulted in a "race to the top."[44]

44.   Various theories were put forth to support each view. The "race to the top" camp argued that market pressures would push managers to choose incorporation in the state that created the most value for investors.[45] The "race to the bottom" crowd argued that states would cater to managerial interest to the disadvantage of shareholder value.[46] Others argued that state competition would lead to unpredictable law that encourages unnecessary litigation,[47] or that the race would be driven by a broader set of interest groups with ambiguous effects on corporate value.[48]

45.   Early studies produced some evidence which authors interpreted as supporting the "race to the top" argument. For example, Professor Romano cited eight event studies finding "positive abnormal stock returns" on reincorporation to Delaware as supporting the existence of a Delaware premium.[49] Professors Bebchuk, Cohen, and Ferrell, however, analyzed these studies, drawing the methodology of some into question, and noting that none of

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[41] See above at note 8.

[42] See, for example, Jeffrey M. Gorris, Lawrence A. Hamermesh, & Leo E. Strine, *Delaware Corporate Law and the Model Business Corporation Act: A Study in Symbiosis*, 74 Law & Contemp. Probl. 107, 112-116 (2011) (noting the various times when the MBCA adopted Delaware innovations); Jens Dammann, *Deference to Delaware Corporate Law Precedents and Shareholder Wealth: An Empirical Analysis*, working paper available at ("courts across the nation cite Delaware's precedents when deciding their own corporate law cases").

[43] William Cary, *Federalism and Corporate Law: Reflections Upon Delaware*, 83 Yale L. J. 663 (1974); Lucian A. Bebchuk, *Federalism and the Corporation: The Desirable Limits on State Competition in Corporate Law*, 105 Harv. L. Rev. 1435 (1992); Bebchuk & Hamdani, (2002); and Oren Bar-Gill, Michal Barzuza & Lucian Bebchuk, *The Market for Corporate Law*, 162 J. Inst. Theor. Econ. 134 (2006).

[44] Romano (1985); Ralph Winter, *State Law, Shareholder Protection and the Theory of the Corporation*, 6 J. Legal Studies 251 (1977); Frank Easterbrook & Daniel Fischel, THE ECONOMIC STRUCTURE OF CORPORATE LAW (1991); Roberta Romano, THE GENIUS OF AMERICAN CORPORATE LAW, AM. ENTER. INST. (1993).

[45] See sources cited in note 44.

[46] See sources cited in note 43.

[47] Ehud Kamar, *A Regulatory Competition Theory of Indeterminacy in Corporate Law*, 98 Colum. L. Rev. 1908 (1998).

[48] Jonathan R. Macey & Geoffrey P. Miller, *Toward an Interest-Group Theory of Delaware Corporate Law*, 65 Tex. L. Rev. 469 (1987).

[49] Roberta Romano, *The Need for Competition in International Securities Regulation*, 2 Theor. Inq. L. 387, 495-96 (2001) (citing Michael Bradley & Cindy A. Schipani, *The Relevance of the Duty of Care Standard in Corporate Governance*, 75 Iowa L. Rev. 1 (1989); Peter Dodd & Richard Leftwich, *The Market for Corporate Charters: "Unhealthy Competition" Versus Federal Regulation*, 53 J. Bus. 259 (1980); Randall A. Heron & Wilbur G. Lewellen, *An Empirical Analysis of the Reincorporation Decision*, 33 J. Fin. & Quantitative Analysis 549 (1998); Allen Hyman, *The Delaware Controversy — The Legal Debate*, 4 J. Corp. L. 368 (1979); Jeffry Netter & Annette Poulsen,

the studies accounted for the selection effect created by the fact that reincorporations are not random and are associated with "confounding events" that make the data unreliable.[50] They ultimately concluded that "the evidence does not establish that Delaware incorporation produces an increase in share value."[51]

46. Professor Daines also viewed the event studies as inconclusive "[b]ecause reincorporations are not a random sample of firms."[52] To address this problem, Daines looked instead at the ratio of a firm's market value to the book value of its assets (an estimate of "Tobin's Q") to measure whether Delaware incorporation was increasing the value of firms.[53] Finding a higher estimate of Tobin's Q for Delaware firms, Daines suggested the possibility of a Delaware premium. Daines noted, however, that "[i]t is impossible to exclude the possibility that Delaware simply attracts valuable firms."[54]

47. Because of that limitation, Daines's conclusions have been questioned by subsequent scholarship. Bebchuk and Cohen noted that "the endogeneity of incorporation decisions would make it impossible to infer that the correlation results from the positive effect of Delaware incorporation on firm value rather than from the tendency of firms with higher value to select Delaware."[55]

48. Bebchuk, Cohen, and Ferrell also noted that Daines's results showed a "deeply puzzling" year-to-year fluctuation in the Delaware premium.[56] Professor Subramanian further showed that the effect Daines identified was "driven by small firms…[a]nd even among these small firms, the Delaware effect disappears in the late 1990s."[57]

49. More recent studies have further drawn into question the existence of a Delaware premium. Professors Anderson and Manns looked at merger reincorporations from 2001 to 2011 to "show that Delaware law does not add to or subtract significant value from publicly traded companies."[58]

50. Professors Bartlett and Portnoy additionally showed significant flaws in the methodology for estimating Tobin's Q in studies by Daines and others, concluding, "[S]cholars should view with suspicion any assertions about corporate law or corporate characteristics that are based" on that methodology.[59]

51. Most recently, Professor Rhee looked at the value of Fortune 500 firms using six market multiples ("enterprise value to book value of assets, revenue, operating profit, and EBITDA, and multiples of market capitalization to book value of equity and net earnings") to conclude that "Delaware companies do not enjoy a premium."[60]

State Corporation Laws and Shareholders: The Recent Experience, 18 Fin. Mgmt. 29 (1989); Pamela Peterson, *Reincorporation Motives and Shareholder Wealth*, 23 Fin. Rev. 151 (1988); Roberta Romano, *Law as a Product: Some Pieces of the Incorporation Puzzle*, 1 J.L. Econ. & Org. 225, 240 (1985); Jianghong Wang, *Performance of Reincorporated Firms* (Nov. 1995) (unpublished manuscript)).

[50] Lucian Bebchuk, Alma Cohen, & Allen Ferrell, *Does the Evidence Favor State Competition in Corporate Law*, 90 Cal. L. Rev. 1775 (2002).

[51] Id. at 1820.

[52] Robert Daines, *Does Delaware Law Improve Firm Value?*, 62 J. Fin Econ. 525, 527 (2001).

[53] Id.

[54] Id. at 553.

[55] Lucian A. Bebchuk & Alma Cohen, *Firms' Decisions Where to Incorporate*, 46 J. L. & Econ 383 (2003).

[56] Bebchuk, et al. (2002) at 1787.

[57] Guhan Subramanian, *The Disappearing Delaware Effect,* 20 J. L. Econ. 32 (2004).

[58] Robert Anderson & Jeffrey Manns, *The Delaware Delusion: An Empirical Analysis*, 93 N.C. L. Rev.101 (2015).

[59] Robert Bartlett & Frank Portnoy, *The Misuse of Tobin's Q*, 73 Vand. L. Rev. 353, 411 (2020).

[60] Rhee, at 105.

52.   A similar literature is emerging with regard to the existence of a Nevada discount. Some scholars have theorized that Nevada corporate governance law is designed to attract managers seeking to extract value at the expense of shareholders.[61] The question then arises as to whether incorporation in Nevada is associated with a reduction in firm value.

53.   In answering this question, two scholars have produced some evidence that lower quality firms choose to incorporate in Nevada.[62] But as with the Delaware studies, that evidence cannot differentiate between effects deriving from the types of firms selecting incorporation in Nevada and the effects resulting from that incorporation.[63]

54.   Professor Eldar reviews the Nevada literature and concludes, "[T]here seems to be no convincing evidence that incorporation in Nevada adversely affects share prices."[64] He then conducts his own empirical study and concludes, "Taken together, the evidence supports the hypothesis that Nevada's protectionist laws do not harm shareholder value and may in fact increase it for a subset of small firms that choose to incorporate in Nevada."[65]

b.   *Home-state incorporation*

55.   As noted above, large corporations tend to incorporate in Delaware or in their home state.[66] Scholars have identified potential costs and benefits to firms associated with home-state incorporation. This section of the report briefly identifies the possible mechanism by which home-state incorporation could create a benefit for a corporation.

56.   The first mechanism is the relationship with local regulators and local government actors. Home-state incorporation might provide a more friendly regulatory environment.[67] On the operational side, firms that incorporate in a state separate from their headquarters and main operations may alienate the regulators who impact their day-to-day operations. Firms that incorporate at home, on the other hand, may experience a better relationship and more access to local regulators. On the governance side, legislators in a firm's home state might be more attentive and attuned to how corporate governance law might interact with the firm's day-to-day operations and how governance laws might affect stakeholders such as employees or the communities in which a firm operates. More negatively, some scholars have theorized that home-state incorporation might foster lobbying by managers for their personal benefit in the form of takeover protections that are costly for shareholders.[68] While there are anecdotes of firms lobbying for protective legislation,[69] there is no empirical evidence that such lobbying is more effective in a firm's home state than in Delaware.

57.   Second, home-state incorporation may also facilitate better relationships with other constituencies such as employees and the communities in which those employees reside. Incorporating in the same state in which the firm has its headquarters or major operations signals a commitment to that community that is not present when it incorporates in Delaware or other states.

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[61] Barzuza (2012), Barzuza & Smith (2014); Michal Barzuza (2015); Michal Barzuza, *Nevada v. Delaware: The New Market for Corporate Law*, (working paper) available at https://papers.ssrn.com/sol3/papers.cfm?abstract_id=4746878.

[62] Barzuza & Smith (2014).

[63] Jens Dammann, *How Lax Is Nevada Corporate Law? A Response to Professor Barzuza*, 99 Va. L. Rev. in Brief 1 (2013).

[64] Ofer Eldar, *Can Lax Corporate Governance Law Increase Shareholder Value? Evidence from Nevada*, 61 J. L. Econ., 555, 557 (2018).

[65] Id. at 559.

[66] See sources in 7.

[67] Bebchuk & Cohen (2003); Daines (2002).

[68] Daines (2002) at 1579.

[69] Id.

58.   Third, home-state incorporation might — especially for smaller firms — create synergies in legal advice where the same law firms advising on local operations would also be able to advise the firm on corporate governance.[70]

59.   Fourth, when home-state incorporation is coupled with an exclusive forum selection provision, it channels all corporate governance litigation to courts in the community that has the strongest ties to the operations of the firm. This can be important when corporate governance litigation overlaps with the firm's operations.[71] Professor Lipton has noted the importance of such ties in certain cases and pointed out that even the Delaware Court of Chancery has criticized the oversized influence of Delaware law on external communities:

>   A Delaware Vice Chancellor recently lamented that "Delaware should not be determining employment law for the country and for the world."[72]

60.   Similar points about the importance of tying litigation to the communities most affected by the subject matter of the litigation have been raised in the decades-long debate about venue shopping in the context of corporate bankruptcy.[73]

c.   *Systemic differences between the states under consideration: specialized courts and the predictability of litigation outcomes and the application of law*

61.   Beyond black letter doctrines of corporate governance law, states can differ in the predictability of how their courts apply that law. These differences, if significant, can affect a firm's operations, its overall value, and the relative legal rights of its shareholders, directors, officers, and other stakeholders.

62.   One potential difference between Texas and Delaware is judicial expertise. The Delaware Court of Chancery is an experienced and specialized corporate law court. It was the first of its kind in the nation and its expertise is often lauded as the main reason for Delaware's success in attracting charters. While Texas does not currently have a similar court system, it is launching a specialized court in September 2024.[74] This signals that Texas is committed to developing a similarly specialized business judiciary, but there is some uncertainty about how that project will unfold. The newness of the court may make it less predictable. On the other hand, the number of judges — only two judges per judicial division in Texas as compared to seven judges on the Delaware Court of Chancery — may provide additional litigation predictability in Texas.

63.   Beyond the judicial expertise, the structure of the law itself can affect predictability. Detailed statutory law tends to be more predictable in application than general equitable standards. In the remainder of this section, I discuss the ways in which the corporate governance regimes in Delaware and Texas differ along this dimension and how those differences may affect the predictability of litigation outcomes and the application of law in each state. Once again there is an extensive literature on the topic with regard to Delaware. I review that literature and then examine whether and how the Texas regime is likely to be more or less predictable than the Delaware regime.

i.   *Delaware's indeterminacy*

64.   Within the academic literature on Delaware's primacy in the market for corporate charters is an extensive discussion about the predictability and determinacy of Delaware corporate law. A consensus has emerged that Delaware corporate law is largely indeterminate and often unpredictable. This results because the law is applied largely through case-specific standards that rely on the ex post judgment of the judges on the Delaware Court of Chancery. This view has persisted over time and is largely shared by both critics and defenders of the value of Delaware incorporation and by most of the Delaware judges who have written on the topic. The following paragraphs present a sampling of this view from scholars and judges on both sides of the Delaware debate.

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[70] Daines (2002).

[71] See Ann Lipton, *Inside Out (or, One State to Rule them All): New Challenges to the Internal Affairs Doctrine*, 58 Wake Forest L. Rev. 321 (2023).

[72] Id. (quoting Vice Chancellor Laster from Transcript of Oral Argument at 43, *Strategic Funding Source Holdings LLC v. Kirincic*, No. 2021-0107-JTL (Del. Ch. Oct. 12, 2021)).

[73] See Laura N. Coordes, *Geography of Bankruptcy*, 68 Vand. L. Rev. 381 (2015).

[74] Tex. Gov't Code §§ 25A.

65.   Professor Fisch has noted, "Upon closer examination, however, Delaware law is revealed not as predictable, but rather as surprisingly indeterminate."[75] She defends indeterminacy as "particularly appropriate in corporate law."[76] Former Delaware Supreme Court Chief Justice Norman Veasey has echoed this assessment, "I agree both that it is indeterminate and that this indeterminacy is good."[77]

66.   In contrast, Professors Hansmann & Kraakman, noted, "[T]here are signs of growing discomfort with the more extreme forms of unpredictable ex post decisionmaking that have sometimes been characteristic of, say, the Delaware courts."[78]

67.   Professors Kahan and Kamar identified Delaware's indeterminacy as a cost that Delaware imposes on corporations:

> The fact-intensive, standard-based approach of Delaware corporate law necessarily limits the breadth of Delaware precedents. Delaware precedents, however, are narrow for another reason as well. Delaware judges intend their decisions to be interpreted narrowly. Delaware opinions thus frequently include admonitions that they are dependent on a particular set of facts and regularly shy away from announcing general rules that do not leave any escape hatch. … Because the law is standard based and there is uncertainty about which test applies, litigation may ensue even absent factual disputes. And because the precedents are narrow, uncertainties are slowly resolved."[79]

68.   Former Delaware Supreme Court Chief Justice Leo Strine authored a response to Kahan and Kamar arguing in favor of Delaware's indeterminacy: "I advance the proposition that much of Delaware corporate law's indeterminacy and litigation intensiveness is an unavoidable consequence of the flexibility of the Delaware Model, which leaves room for economically useful innovation and creativity."[80]

69.   Professors Carney and Shepherd have countered that indeterminacy is the great flaw of Delaware law. They note a high level of reversal rate for decisions of the Delaware Court of Chancery.[81] They argue that the quality of rulings is immaterial to the cost imposed by uncertainty, explaining, "The important observation here is not that the rules are difficult to discern once announced, but that new rules have been announced with remarkable regularity."[82] They point out that this uncertainty increases transaction costs.[83]

70.   This is just a small sampling of the extensive literature reflecting the view that Delaware law is indeterminate. To be clear, indeterminacy is separate from quality of decisions. It may be that Delaware law is responsive to changing dynamics in corporate law. This may mean that the courts are generally reaching the "right"

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[75] Jill E. Fisch, *The Peculiar Role of the Delaware Courts in the Competition for Corporate Charters*, 68 Univ. Cinc. L. Rev. 1061, 1071 (2000).

[76] Id. at 1099.

[77] E. Norman Veasey & Christine T. Di Guglielmo, *What Happened in Delaware Corporate Law and Governance from 1992-2004? A Retrospective on Some Key Developments*, 153 U. Pa. L. Rev. 1399, 1412 (2005).

[78] Henry Hansmann & Reinier Kraakman, *The End of History for Corporate Law*, 89 Geo. L. J. 439, 459 (2001).

[79] Marcel Kahan & Ehud Kamar, *Price Discrimination in the Market for Corporate Law*, 86 Cornell L. Rev. 1205, 1239-1240 (2001).

[80] Leo Strine, Jr., *Delaware's Corporate-Law System: Is Corporate America Buying an Exquisite Jewel or a Diamond in the Rough? A Response to Kahan & Kamar's Price Discrimination in the Market for Corporate Law*, 86 Cornell L. Rev. 1257, 1259 (2001).

[81] William J. Carney & George B. Shepherd, *The Mystery of Delaware Law's Continuing Success*, 2009 U. Ill. L. Rev. 1, 15 (2009) ("One measure of Delaware's indeterminacy and its costs is the Delaware courts' relatively high reversal rate. Former Chief Justice Veasey has stated that the reversal rate for decisions from the Delaware Court of Chancery is approximately 25%."). They further noted that under their own analysis for corporations cases, there were "ten affirmances and nine reversals." Id.

[82] Id. at 16-17.

[83] Id at 17. See also Antony J. Casey & M. Todd Henderson, *The Boundaries of Team Production of Corporate Governance*, 38 Seattle L. Rev. 365, 384 (2015) ("when [fiduciary] duties *are* enforced, it is with little predictability and sometimes can be used to invalidate a market transaction that should not be governed by fiduciary duties").

outcomes in most cases. The defenders of Delaware would laud this as a sign that the law is flexible and responsive. The critics would complain that the cost of the "right" rule in this context is the lack of direction for those making the decisions. As former Chancellor Allen put it,

> As a general matter, those who must shape their conduct to conform to the dictates of statutory law should be able to satisfy such requirements by satisfying the literal demands of the law rather than being required to guess about the nature and extent of some broader or different restriction at the risk of an ex post facto determination of error.[84]

71.   In a separate speech, former Chancellor Allen noted the ambiguity in Delaware law and summarized the problem in valuing that ambiguity this way:

> That ambiguity is capable of causing either a net cost (i.e., adding more certainty than is optimum to the governance system) or a net benefit. Whether the corporate law is at one end of this spectrum of economic effects or the other depends on the way the fiduciary duty is enforced. Unfortunately, there is no science currently available that permits the precise measurement of these cross-cutting efficiency effects in general (i.e., systemically) or in a particular firm. Thus, I assert that, at its most sophisticated level, corporation law is presently an artistic enterprise.[85]

72.   Ultimately, whether indeterminacy is a feature or a bug of the Delaware corporate governance regime is a question that echoes the fundamental choice in all of law between rules and standards.[86] I have summarized this debate in my prior work this way:

> Standards, on the other hand, are adjudicated after the fact. As a result, lawmakers avoid high up-front design costs. Moreover, when applied after the fact, standards can be [if judges are highly competent] precisely tailored or calibrated to a specific context as it actually arose. But they also generate ex ante uncertainty because regulated actors do not know up front whether their behavior will be deemed by the adjudicator to comply with the standard.[87]

73.   Consistent with this trade-off, proponents of indeterminacy argue that it allows the courts to account for new developments with each case. Critics suggest that it leads to uncertainty and imposes costs on directors and officers. It is worth noting that the costs of standards might fall disproportionally on certain firms. Specifically, standards will impose more uncertainty on large firms that are more likely to be targeted for litigation and on innovative firms that are more likely to engage in novel transactions that do not fit the exact pattern of previously litigated cases.

74.   While the consensus view is that Delaware law is — for better or worse — indeterminate, there are a few dissenters. For example, Professor Romano suggested in 2001 that "Delaware law is more predictable and certain than that of any other state."[88] Professor Dammann argued in 2013 that English and German corporate law were no less indeterminate than Delaware law.[89] Former Chancellor Chandler has similarly argued that there is no empirical

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[84] *Speiser v. Baker*, 525 A.2d 1001, 1008 (Del. Ch. 1987).

[85] William T. Allen, *Ambiguity in Corporation Law*, 22 Del. J. Corp. L. 894, 898 (1997).

[86] See Louis Kaplow, *Rules Versus Standards: An Economic Analysis*, 42 Duke L.J. 557 (1992); Cass R. Sunstein, Problems with Rules, 83 Cal. L. Rev. 953 (1995); Isaac Ehrlich & Richard A. Posner, *An Economic Analysis of Legal Rulemaking*, 3 J. Legal Stud. 257 (1974); Kathleen M. Sullivan, *The Supreme Court, 1991 Term — Foreword: The Justices of Rules and Standards*, 106 Harv. L. Rev. 22 (1992); Frederick Schauer, *The Tyranny of Choice and the Rulification of Standards*, 14 J. Contemp. Legal Issues 803 (2005); Duncan Kennedy, *Form and Substance in Private Law Adjudication*, 89 Harv. L. Rev. 1685 (1976).

[87] Anthony J. Casey & Anthony Niblett, *Death of Rules and Standards*, 92 Ind. L. J. 1401 (2017); see also https://www.youtube.com/watch?v=TnbRApMEumU.

[88] Roberta Romano, *The Need for Competition in International Securities Regulation*, 2 Theor. Inq. L. 387, 521 (2001).

[89] Jens Dammann, *Indeterminacy in Corporate Law: A Theoretical and Comparative Analysis*, 49 Stan. J. Int. L. 54, 58 (2013).

evidence that Delaware is more indeterminate than other regimes in the United States.[90] These views represent the minority view and are difficult to square with the numerous observations by Delaware's strongest proponents of the argument that flexibility and evolution are the very attributes that draw corporations to Delaware.

75. Finally, Professor Hamermesh, and former Justices Jacobs, and Strine — despite their general defense of Delaware corporate law — have noted that recent cases in Delaware have "create[d] excessive litigation intensity and suboptimal respect for intra-corporate decision-making processes."[91] They identified several areas where Delaware law could be improved by changing rules to make them "more functional and predictable."[92] Specifically they identified the following problems with Delaware law:

- "[I]nappropriately expanding the range of full discovery and judicial review for fairness" to controlling shareholder transactions outside of the conflicted merger context.[93] In this argument, they specifically flagged the review standard in *Tornetta v. Musk* as having no basis and noting that "judicial pricing of compensation packages is unmoored in standards that would make any exercise of discretion reviewable in any coherent and consistent way."[94]

- *"*Enlarging the definition of "controlling stockholders" to include persons having little or no share voting power."[95] In making this argument they cited the Chancery Court's decision in *In re Tesla Motors, Inc. S'holder Litig.*,[96] as the prime illustration.

- "Insufficiently distinguishing between transactions involving classic self dealing and transactions in which a fiduciary (whether a director or controlling stockholder) receives an additional benefit only because of being differently situated, thereby extending entire fairness review to a context where it does not fit."[97]

- Adopting a demand futility test that is inconsistent with liability standards for controlling shareholders, with the result that the law "rest[s] on incoherent premises about independent directors."[98]

76. In making these observations, the authors also flagged the persisting uncertainty about controlling shareholder liability in Delaware, given that the Delaware Supreme Court has failed to answer the question: "outside of the going private context, what cleansing techniques will change that initial standard from entire fairness to business judgment review?"[99] These observations by two former Justices of the Delaware Supreme Court (who

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[90] William Chandler, III, & Anthony A. Rickey, *Manufacturing Mystery: A Response to Professors Carney and Shepherd's "The Mystery of Delaware Law's Continuing Success,"* 2009 U. Ill. L. Rev. 95.

[91] Lawrence Hamermesh, Jack Jacobs, Leo Strine, Jr., *Optimizing the World's Leading Corporate Law: A Twenty-Year Retrospective and Look Ahead*, 77 The Business Lawyer 321, 325 (2022).

[92] Id. at 336.

[93] Id. at 325.

[94] Id. at 342 n. 99.

[95] Id at 325.

[96] 2018 WL 1560293, at *12 (Del. Ch. Mar. 28, 2018).

[97] Hamermesh, et al. (2022) at 325.

[98] Id. at 326. They also noted problems in the Delaware doctrines of substantive coercion and waste, the limitation of 102(b)(7) exculpation of officers to direct claims, and the judicial application of section 220 of the DGCL. Id. They referred to these doctrines as "old encrustations on Delaware law that make it unclear and do not add value." Id. 379.

[99] Id. at 341.

were also Chancellors of the Delaware Court of Chancery) and one of the most experienced professors of Delaware corporate law suggest that the Delaware courts have become even more unpredictable in recent years.[100]

ii. The unknowns of Texas

77. It is difficult to say whether Texas corporate law will be more or less predictable than Delaware. Texas has a much less developed body of case law. On the one hand, this creates uncertainty about outcomes. On the other, Delaware's indeterminacy persists despite its extensive case law.

78. One view is that Delaware's indeterminacy arises because of the Delaware General Corporate Law's reliance on case-specific standards. Thus, one would expect less indeterminacy in jurisdictions with more detailed statutory guidance. As one article noted in comparing Minnesota and Delaware:

> Even though the Delaware case law is extensive, Minnesota's statutory codification creates more certainty than the Delaware case law because of (a) internal ambiguities in many of the Delaware judicial decisions; (b) apparent inconsistencies among certain contemporaneously decided Delaware cases; (c) divergence of certain decisions with the letter of, and apparent policy behind, the Delaware statute; and (d) tendency of the Delaware courts to reverse or ignore precedent and upset expectations.[101]

79. A similar argument could be made in favor of certainty in Texas. For example, Delaware's corporate law statute uses very broad language in describing the potential safe harbors for interested directors. Section 144 of the DGCL notes that such interested transactions are not void or voidable "solely for this reason" if the transaction is approved by a vote of disinterested directors or shareholders.[102] The statute does not make explicit whether this provision creates a safe harbor or does something else. It leaves the specifics to the courts, which have concluded, "Our case law interpreting Section 144(a)(1) is murky at best."[103]

80. In contrast, Texas's analogous provisions conclude with this language:

> If at least one of the conditions…is satisfied, neither the corporation nor any of the corporation's shareholders will have a cause of action against any of the persons described by Subsection (a) for breach of duty.[104]

81. The clarity of this statutory language would suggest more predictable litigation outcomes on this issue in Texas than in Delaware.

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[100] Similar evidence of the indeterminacy of Delaware law over the years can be found in the language that sitting judges have used in describing Delaware law on various questions. *Cumming. v. Edens*, No. 13007-VCS,2018 WL 992877 at *20 (Del. Ch. 2018) ("Our case law interpreting Section 144(a)(1) is murky at best."); *In re Cornerstone Therapeutics Inc., Stockholder Litig.*, 115 A.3d 1173, 1179 (Del. 2015) ("In answering the legal question raised by these appeals [about the 102(b)(7) as an affirmative defense], we acknowledge that the body of law relevant to these disputes presents a debate between two competing but colorable views of the law."); *Golaine v. Edwards*, No. CIV.A. 15404, 1999 WL 1271882 at *4 (Del. Ch. 1999) ("Delaware law has struggled to develop a predictable method by which to distinguish the nature [derivative or direct] of claims in this context."); *Portnoy v. Cryo-Cell Intern., Inc.,* 940 A. 2d 43, 66 (Del. Ch. 2008) ("[T]he law of corporations has struggled with how to address the subject of so-called "vote buying."); *Stritzinger v. Barba*, 2018 WL 4189535 at *5 (Del. Ch. 2018) ("There appears to be some confusion in our law whether the 'substantial likelihood of liability' theory used to challenge the impartiality of a director for demand futility purposes fits within the analysis contemplated by the first or second prong of Aronson.").

[101] Philip S. Garon, Michael A. Stanchfield, John H. Matheson, *Challenging Delaware's Desirability as a Haven for Incorporation*, 32 Wm. Mitchell L. Rev. 769, 773 (2006).

[102] DGCL § 144(a).

[103] *Cumming*, 2018 WL 992877 at *20.

[104] TBOC § 21.418(e).

82.   There are other areas of law where neither the Texas statute nor its case law provide guidance. For example, the case law in Texas on oversight liability (Caremark claims),[105] judicial review of controlling shareholder transactions,[106] and the application of intermediate scrutiny for takeover defenses[107] is not well-developed.

83.   The exact standard of liability and level of judicial review in these contexts is not yet known. For example, in the context of a controlling shareholder of closely held corporations, Texas has rejected an independent cause for shareholder oppression, but it has also suggested that minority shareholders could protect their rights through other causes of action including one for breach of fiduciary duties owed to the corporation.[108] Without more case law on claims against controlling shareholders of publicly held corporations, there is some uncertainty in Texas. It is worth noting, however, that Delaware case law on controlling shareholder transactions — while much more developed — still does not provide a definitive answer to key questions such as who qualifies as a controlling shareholder, what qualifies as a controlling shareholder conflict, the level of judicial review for controlling shareholder transactions outside of the merger context,[109] and the operation of safe harbors for those transactions.[110]

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[105] See *In re Life Partners Holding Inc*, No. DR-11-CV-43-AM, 2015 WL 8523103 at *11 (W.D. Tex. Nov. 9, 2015).

[106] See *Ritchie v. Rupe*, 443 S.W.3d 856 (Tex. 2014); *Matter of Estate of Poe*, 648 S.W. 3d 277 (Tex. 2022); *Riebe v. Nat'l Loan Inv., L.P.,* 828 F. Supp 453 (N.D. Tex. 1993).

[107] *Hanmi Fin. Corp. v. SWNB Bancorp, Inc.,* No. CV 4:18-3546, 2019 WL 937195, at *7 (S.D. Tex. Feb. 26, 2019) (noting the lack of definitive authority in Texas on the question).

[108] *Ritchie*, 443 S.W.3d at 882.

[109] After I completed the initial draft of this report, the Delaware Supreme Court issued an opinion in *In re Match Group, Inc. Derivative Litigation*, which addresses the scope of judicial review for controlling shareholder transactions. *In re Match Group, Inc. Derivative Litig.,* No. 368, 2022, 2024 WL 1449815 (Del. Apr. 4, 2024). In its opinion, the Court rejects arguments for limiting the scope of entire fairness review. While the court leaves the door open for further revisions and uncertainty, see id. at * 15 ("We note, however, that these points have long been subject to debate and are thus not something to be decided in this appeal on the record before us."), it embraces a rule that seems to cover all transactions where the controlling shareholder receives a non-ratable benefit.

I say "seems" because such a rule taken literally would be impossible to implement. With a controlling shareholder who is also an officer, the Court's rule would require either a shareholder vote or judicial review for such mundane transactions as approving vacation time, remodeling one's office, reimbursing a working meal, or even getting a cup of coffee at work. All of these transactions provide a benefit to the controlling shareholder that are not realized by the other shareholders. The last example is obviously absurd, and no court of equity would entertain such a claim. But that shows that a line still remains to be drawn in defining the scope of the doctrine.

The Court at one point suggests that for "ordinary course transactions such as compensation decisions and intercompany agreements," the company could look to Rule 23.1 and "our demand review precedent" for insulation against frivolous litigation. Id. at *1. This is the exact regime of review that Professor Hamermesh and former Justices Jacobs and Strine characterized as "rest[ing] on incoherent premises about independent directors." Hamermesh, et al. (2022) at 326. The Delaware Court responds, "Admittedly, there is a tension in our law in these contexts." *In re Match Group* at *16.

[110] See above at note 99.

84.   Similarly, a recent major Delaware Supreme Court case on Caremark liability was viewed by many as a surprise. Indeed, in that case, the Delaware Court of Chancery had ruled that the plaintiff's case "is not a valid theory under… Caremark."[111] It was in reversing that ruling that the Delaware Supreme Court announced the now controlling standard for Caremark claims.[112] Litigants are still figuring out the full extent of that standard.[113]

85.   Finally, it is worth noting that when faced with uncertainty, Texas courts have often looked to Delaware precedent as a guide. And specifically in the context of Caremark claims and Unocal defenses, federal courts have predicted that Texas courts will follow Delaware authority.[114]

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[111] *Marchand v. Barnhill*, C.A. No. 2017-0586-JRS, 2018 WL 4657159, at *18 (Del. Ch. Sept. 27, 2018), *rev'd*, 212 A.3d 805 (Del. 2019); *See In re Life Partners*, 2015 WL 8523103 at *11 (W.D. Tex. 2015) (predicting that Texas would follow Delaware law on Caremark claims).

[112] *Marchand v. Barnhill*, 212 A.3d 805 (Del. 2019).

[113] Other recent cases provide examples of Delaware's continuing trend of expanding the scope of claims that meet the hurdle of stating a viable Caremark claim. See, for example, *Ontario Provincial Council of Carpenters' Pension Tr. Fund v. Walton*, No. 2021-0827-JTL, 2023 WL 3093500 (Del. Ch. Apr. 26, 2023) (denying Rule 23.1 motion to dismiss Caremark and Massey claims); *In re McDonald's Corp. Stockholder Derivative Litig.,* 289 A.3d 343 (Del. Ch. 2023) (denying Rule 12(b)(6) motion to dismiss Caremark claims against officer). This expansion comes as a particular surprise in light of the Delaware courts' previous insistences that Caremark claims "were possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." *Stone ex rel. AmSouth Bancorporation v. Ritter*, 911 A.2d 362, 372 (Del. 2006) (quoting *In re Caremark Int'l Inc. Deriv. Litig.,* 698 A.2d 959, 968 (Del.Ch.1996).

[114] *In re Life Partners,* 2015 WL 8523103 at *11 (predicting Texas will follow Delaware on Caremark claims); *Hanmi Fin. Corp.*, 2019 WL 937195, at *7 ("Accordingly, this Court concludes that Texas courts would adopt Delaware fiduciary law in the merger context and applies Delaware law in its analysis.").

d. Differences in specific features of the corporate governance regimes in the states under consideration

86. As a result of the convergence discussed above, the bulk of corporate law is the same or equivalent across jurisdiction in the United States. Between Texas and Delaware, the business judgment rule, the corporate opportunities doctrine, and the rules for director exculpation, indemnification, and advancement of fees are the same or equivalent.

87. There are, however, some areas of law where the laws of the two states differ. Sometimes these differences are merely in the way that each state articulates its rules, with the substance remaining the same. In this section of the report, I examine a series of potential differences between Texas and Delaware law identifying where the differences are real, where they are marginal, and where they are apparent only.

i. Baseline duties

88. Delaware corporate governance law imposes two duties on the directors and officers of a corporation: the duty of care and the duty of loyalty.[115]

89. Texas law imposes three duties on directors and officers: "namely, the duties of obedience, loyalty, and due care."[116] The addition of the duty of obedience in Texas is a difference in form only. This duty requires that directors and officers "avoid committing ultra vires acts."[117] The same obligation to avoid taking unauthorized actions is incumbent on directors and officers in Delaware.

90. Some Texas cases also refer to other duties, such as the duty of candor.[118] It is unclear whether this is an independent duty or a subset of the duties of loyalty and care. In any event, the same duty of candor and disclosure exists under the duty of loyalty in Delaware.[119]

91. The result is that while the nomenclature differs, the baseline fiduciary duties owed by directors and officers are the same in Texas and in Delaware.

ii. Officer exculpation in Delaware but not Texas

92. Section 102(b)(7) of the DGCL was amended in 2022 to allow corporations to include provisions in their certificate of incorporation exculpating the liability of officers for monetary damages for breach of the fiduciary duty of care.[120] Previously, the statute had only allowed for the exculpation of director liability. The amendment, however, carved out actions against officers "by or in the right of the corporation" as non-exculpable.[121] This carve out limits the exculpation of officers to direct shareholder claims for breaches of the duty of care.[122]

93. While section 7.001 of the TBOC provides for similar exculpation of director liability, it does not allow for the exculpation of officers. As a result, Texas law provides slightly broader shareholder litigation rights than Delaware when it comes to bringing direct duty of care claims against officers.

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[115] *Stone ex rel. AmSouth Bancorporation*, 911 A.2d at 370.

[116] *Gearhart Industries, Inc. v. Smith Intern., Inc.*, 741 F.2d 707, 719 (5th Cir. 1984)

[117] Id.

[118] *See Sohani v. Sunesara*, No. 01-20-00114-CV, 2023 WL 1112165, at *13 (Tex. App. 1st Dist. 2023).

[119] See *In re Transkaryotic Therapies, Inc.,* 954 A.2d 346, 358 (Del. Ch. 2008), as revised (June 24, 2008) ("The duty of disclosure — sometimes referred to as the duty of candor — was originally most frequently discussed in connection with the duty of loyalty.").

[120] DGCL § 102(b)(7).

[121] DGCL 102(b)(7)(v).

[122] See *New Enter. Associates 14, L.P. v. Rich*, 295 A.3d 520, 549 (Del. Ch. 2023) ("For officers, the combination of exclusions only permits a charter provision to eliminate monetary liability to the stockholders for direct claims for breaches of the duty of care.").

iii. *Constituency statute*

94.   Texas, along with thirty-one other states (as of 2021),[123] has adopted a constituency statute that explicitly allows directors and officers to consider non-shareholder constituencies in performing their duties.[124] This statute allows directors to consider long- and short-term interests of shareholders and provides that directors and officers may "consider[ ], approv[e], or tak[e] action that promotes or has the effect of promoting a social, charitable, or environmental purpose."[125] Texas's statute is one of only two constituency statutes (the other being Arizona's) that specifically mention the environment.[126]

95.   Delaware does not have a constituency statute.

96.   The question of corporate purpose — sometimes framed as one of Corporate Social Responsibility (CSR) or considering Environmental, Social, and Governance factors (ESG) — is the subject of a hotly contested debate within corporate law scholarship and the more general public discourse. These statutes have large symbolic and expressive effects and are intended to signal that corporations can (and perhaps should) consider purposes and constituencies beyond mere shareholder profit maximization.

97.   For a corporation with mission-driven purpose, incorporating in a state with a constituency statute can send an important message to employees, customers, and other stakeholders and can enhance the corporation's credibility with regard to that mission. Incorporation in a state — like Delaware — whose prominent judges have disavowed the ability of directors to consider non-profit-maximizing goals,[127] can undermine a statement of a corporate social mission.[128]

98.   That said, the effect of constituency statutes on actual liability and litigation rights is negligible, if it exists at all. To start with, most commentators view Delaware law as permissive of corporations who pursue the benefit of non-shareholder constituencies.[129] And the overwhelming majority of cases in Delaware grant broad discretion to directors in considering non-shareholder interests. In most cases, the directors' broad discretion under the business judgment rule coupled with the long-term interest of shareholders will be enough to eliminate a litigable difference between pursuing shareholder and non-shareholder interests. As Vice Chancellor Will recently noted in an interview with Bloomberg,

> The goal of the board at the end of the day should be to create long-term value for the stockholders. … And if you're thinking about creating long-term value, you want to have happy employees, you want to have engaged

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[123] See Lucian Bebchuk, Kobi Kastiel, Roberto Tallarita, *For Whom Corporate Leaders Bargain*, 94 S. Cal. L. Rev. 1467 (2021).

[124] TBOC §21.401.

[125] TBOC § 21.401(e).

[126] Bebchuk, et al. (2021) at 1491.

[127] See, for example, Leo Strine Jr., *The Dangers of Denial: The Need for a Clear-Eyed Understanding of the Power and Accountability Structure Established by the Delaware General Corporation Law*, *available at: https://ssrn.com/abstract=2576389* at 7 ("In the corporate republic, no constituency other than stockholders is given any power.").

[128] Professor Kim has presented preliminary evidence that the expressive effect of law can have real impact on the pursuit of social purpose even in the absence of enforcement mechanisms. Hajin Kim, *Expecting Corporate Prosociality*, working paper available at https://papers.ssrn.com/sol3/papers.cfm?abstract_id=4282358 (providing empirical evidence that "what matters is key stakeholder perceptions of the law and about appropriate business behavior"). Kim notes that constituency statutes that "explicitly permit [directors] to also consider societal impacts" can foster prosocial corporate missions by shaping stakeholder expectations "over the proper role of business in society." Id. She contrasts those statutes to Delaware law, which she argues express a norm of exclusive profit maximization. Id.

[129] See id. at n. 9 (collecting a long list of sources, or "deniers," who believe Delaware law permits the pursuit of non-shareholder interests).

customers, you want to have a sustainable business from an environmental standpoint, and so you need to be giving some weight to these different stakeholder interests, depending on your industry, in order to exercise your fiduciary duties anyway.[130]

99.   It is also notable that many Delaware corporations have publicly stated a pursuit of non-shareholder purposes and have done so without facing any legal consequences or changing their bylaws or charters.[131]

100.   The only contexts in which the Delaware courts have significantly invoked the exclusive duty to shareholders are the narrow context of *Revlon* transactions — when the firm is being sold in a transaction that will cash out shareholders — and the context of extreme affirmative actions to disenfranchise shareholders or minority directors.[132] Recent empirical work further suggests that there is little or no effect even in the *Revlon* context.[133]

iv.   Duties in the **Revlon** *Context*

101.   "*Revlon* duties," arise from the duties of care and loyalty in a certain set of circumstances. In those circumstances, Delaware case law construes director and officer duties as to require an attempt to achieve the highest and best price in a cash-out transaction.[20][134] The scope of cases in which *Revlon* duties apply is narrow and not clearly demarcated.[135] The prototypical context is an all-cash sale of a firm owned by disperse shareholders. *Revlon* also applies to stock-for-stock transactions that relegate shareholders of a dispersely owned firm to a minority position in a majority-controlled firm. *Revlon* does not apply to a stock-for-stock merger between two firms that are owned by disperse shareholders.

102.   When Revlon does not apply, Delaware law allows directors and officers to proactively oppose transactions that are inconsistent with their view of the long-term interest of the corporation.[136]

103.   Texas law more clearly provides by statute that directors and officers may consider "the long-term and short-term interests of the corporation and the stockholders of the corporation, including the possibility that those interests may be best served by the continued independence of the corporation."[137]

104.   The result is that Texas and Delaware law treat most transaction in the same way allowing directors and officers to consider long-term interests of the corporation and its shareholders. There is, however, a small category of takeover cases where the focus of director duties will be different in Delaware and Texas.

v.   Duty to shareholders

105.   Recent Texas cases have emphasized that a "corporate officer or director's duty is to the corporation and its shareholders collectively, not any individual shareholder or subgroup of shareholders, even if that subgroup

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[130] Clare Hudson, *Delaware Judge Faces New Era of Politically Charged ESG Cases*, (Dec. 13, 2023) available at https://news.bloomberglaw.com/esg/delaware-judge-faces-new-era-of-politically- charged-esg-cases (quoting Vice Chancellor Lori Will).

[131] See *Statement on the Purpose of a Corporation*, Bus. Roundtable (Aug. 19, 2019), https://s3.amazonaws.com/brt.org/BRT-StatementonthePurposeofaCorporationJuly2021.pdf; see also Lucian Bebchuk & Roberto Tallarita, *Will Corporations Deliver Value to All Stakeholders?*, 75 Vand. L. Rev. 1031 (2022).

[132] See *eBay Dom. Holdings, Inc. v. Newmark*, 16 A.3d 1 (Del. Ch. 2010) (a rare case where the directors and majority shareholders were prevented from taking actions — which would have coercively diluted the equity and voting power of a minority shareholder — because they asserted a non-profit maximizing justification).

[133] See Bebchuk, et al. (2021) (finding that officers and directors bargain robustly for shareholder benefits in states with constituency statutes at the expense of non-shareholder constituencies).

[134] *Lyondell Chem. Co. v. Ryan*, 970 A.2d 235, 242 (Del. 2009)

[135] See Stephen Bainbridge, *The Geography of Revlon-Land*, 81 Fordham L. Rev. 3277 (2013).

[136] *Air Products and Chemicals, Inc. v. Airgas, Inc.,* 16 A.3d 48, 124-25 (Del. Ch. 2011) ("This course of action has been clearly recognized under Delaware law: directors, when acting deliberately, in an informed way, and in the good faith pursuit of corporate interests, may follow a course designed to achieve long-term value even at the cost of immediate value maximization.) (internal quotations omitted).

[137] TBOC § 21.401(b).

represents a majority of the ownership."[138] This statement is similar to several pronouncements of the Delaware courts that director and officer fiduciary duties run to the corporation and the collective shareholders.[139]

106.   One might read some Texas cases as going further and eliminating the duty to shareholders altogether. This is an erroneous reading given the clear statement of the Supreme Court of Texas that the duty runs "to the shareholders collectively" and given Texas's statutory provisions entitling directors to consider "the long-term and short-term interests of the corporation *and the shareholders of the corporation.*"[140] But even if it were a correct reading, it would not have a meaningful impact on liability. Indeed, the idea that directors owe duties to shareholders is a commonly misunderstood concept — in Delaware and elsewhere — that provides little real guidance. As noted above, the notion has little impact on actual liability and litigation rights.[141] And it often confuses the notion of shareholder value (which is maximized by increasing the long-term value of the corporation) and shareholder interests (which no corporate law requires directors to consider). Examining this confusion, Professors Baird and Henderson have characterized the "duty to shareholders" as "[a]n almost-right principle [that] invites sloppy thinking, vague generalities, and a general distortion of the otherwise sound ideas that lie close by."[142] They further note, however, that, "[t]he notion that fiduciary duties are owed to shareholders has not yet generated seriously wrong-headed outcomes. (Among other things, the Delaware chancellors are generally too smart to let this happen.)."[143]

107.   One Texas case suggests that the lack of a duty to shareholders may be relevant in determining whether an action for a cash-out merger is direct or derivative.[144] If other courts follow that reasoning, it would create a procedural hurdle to litigants in Texas that does not always exist for litigants in Delaware in the narrow context of cash-out merger transactions. Note, however, that if these actions are duty of care claims brought against officers, Delaware allows for the full exculpation of those claims where Texas does not.[145] The result then is that the protection of shareholders in the context of cash-out mergers may be different in Texas and Delaware, with Delaware law definitively eliminating substantive liability in some cases and Texas law potentially imposing an additional procedural hurdle in some cases.

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[138] *Ritchie*, 443 S.W.3d at 885.

[139] The Delaware Court of Chancery court in *Frederick Hsu Living Tr. v. ODN Holding Corp*oration noted that duties ran to "the undifferentiated equity as a collective, without regard to any special rights". 2017 WL 1437308, at *17 (Del. Ch. 2017). The court then included a lengthy footnote collecting similar statements for prior cases:

> See, e.g., *Klaassen v. Allegro Dev. Corp.*, 2013 WL 5967028, at *11 (Del. Ch. Nov. 7, 2013) (stating that "corporate directors do not owe fiduciary duties to individual stockholders" but rather "to the entity and to the stockholders as a whole"); *Gilbert v. El Paso Corp.*, 1988 WL 124325, at *9 (Del. Ch. Nov. 21, 1988) ("Directors' fiduciary duties run to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups."); *Phillips v. Insituform of N. Am., Inc.*, 1987 WL 16285, at *10 (Del. Ch. Aug. 27, 1987) (Allen, C.) (holding that Delaware law "does not recognize a special duty on the part of directors elected by a special class to the class electing them"); J. Travis Laster & John Mark Zeberkiewicz, *The Rights and Duties of Blockholder Directors*, 70 Bus. Law. 33, 49 (2014) ("The reference [to fiduciary duties running] to 'stockholders' means all of the corporation's stockholders as a collective. It means the stockholders as a whole…, which is what academics refer to as the 'single owner standard.'") (footnotes omitted).
>
> Id.

[140] TBOC § 21.401(b).

[141] See above at page 38.

[142] Douglas Baird & M. Todd Henderson, *Other People's Money*, 60 Stan. L. Rev. 1309 (2008).

[143] Id. at 1312, see also Henderson & Casey (2015) (noting the damage that can be done by the "spell of the shareholder-maximization sirens").

[144] *Somers ex rel. EGL, Inc. v. Crane*, 295 S.W.3d 5, 8 (Tex. App. 2009).

[145] See above at page 36.

vi. *Demand regime for derivative litigation*

108. Texas corporate law, like Delaware corporate law, requires that shareholders make demand on the board of directors before initiating a derivative lawsuit.[146] Unlike Delaware, Texas does not excuse this demand requirement upon a showing of futility. Once a shareholder has made demand, the board has 90 days to respond before a lawsuit can be filed.

109. The board's response to demand must be determined by a majority of (1) "all independent and disinterested directors of the corporation," (2) a committee of independent and disinterested directors, or (3) a panel of "independent and disinterested individuals appointed by the court."[147]

110. If the shareholder brings suit despite demand having been rejected, the corporation can seek dismissal. The dismissal will be granted if the independent directors, committee, or panel "determines in good faith, after conducting a reasonable inquiry and based on factors the person or group considers appropriate under the circumstances, that continuation of the derivative proceeding is not in the best interests of the corporation."[148]

111. The shareholder bringing a derivative action is entitled to discovery as to the independence of the directors, committee or panel, the good faith of their review, and the reasonableness of the procedures they followed.[149]

112. Delaware requires demand but will excuse the requirement when the shareholder can show that demand was futile. To succeed on an argument of futility, the shareholders must show that a majority of directors (i) "received a material personal benefit from the alleged misconduct;" (ii) "face[ ] a substantial likelihood of liability;" or (iii) "lack[ ] independence from someone who received a material personal benefit" … or "who would face a substantial likelihood of liability."[150]

113. Unlike the litigants challenging demand refusal in Texas, "[i]n general, derivative plaintiffs [in Delaware] are not entitled to discovery in order to demonstrate demand futility."[151] Instead, the shareholders are expected to pursue the necessary information through a books and records request under section 220 of the DGCL before initiating a derivative proceeding.[152]

114. In Delaware, if a shareholder makes demand, the shareholder "tacitly acknowledges the absence of facts to support a finding of futility."[153]

115. While the Texas and Delaware procedures differ, both are designed to achieve the same goal: to have suits controlled by an independent board or committee of the board of directors. Both regimes anticipate that most cases will result in the board of directors controlling the decision to litigate and deal with those cases in the same manner, requiring demand. They differ in how they deal with the exceptional cases where the court will allow shareholders to wrest control from the board.

116. In Texas, the shareholder makes demand and then — if there is reason to believe that the board was not independent in responding to that demand — the shareholder can litigate the question of independence. In Delaware, the shareholder generally does not make demand and instead first litigates the question of whether the board is independent enough to be trusted in responding to a demand request.

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[146] TBOC Ch. 21 Subchapter L.

[147] TBOC §21.554(a).

[148] TBOC §21.558(a).

[149] TBOC §21.556(a).

[150] *United Food and Com. Workers Union and Participating Food Indus. Employers Tri-State Pension Fund v. Zuckerberg*, 262 A.3d 1034, 1059 (Del. 2021).

[151] *Beam ex rel. Martha Stewart Living Omnimedia, Inc. v. Stewart*, 845 A.2d 1040, 1056 (Del. 2004).

[152] Id. ("Both this Court and the Court of Chancery have continually advised plaintiffs who seek to plead facts establishing demand futility that the plaintiffs might successfully have used a Section 220 books and records inspection to uncover such facts.").

[153] *Spiegel v. Buntrock*, 571 A.2d 767, 775 (Del. 1990).

117.   In either event, the litigation in these exceptional cases begins with the question of director independence. In Delaware, however, the shareholder plaintiff is limited in the available discovery on the question of independence. In Texas, the plaintiff is entitled to more discovery, but must first give the board the chance to respond to demand in the appropriate manner.

118.   Notably in Texas, the shareholder is only prevented from pursuing litigation when there has been an independent review of the shareholder's demand. Given that both states — and the entire foundation of derivative litigation — view independent board review as the ideal of corporate fiduciary litigation, Texas procedure to guarantee that review cannot and likely will not be viewed as reducing shareholder litigation rights.

119.   In Delaware, if the shareholder makes demand in the hopes of achieving the ideal of independent review, the shareholder has given up any later objection that the board was conflicted in its review. Thus, a shareholder might make demand in the hopes that the board would comply with its duty to create an independent committee to review the case. If the board instead refuses the demand without creating that committee, the shareholder in Delaware has nonetheless conceded that demand is not futile. In contrast, a Texas shareholder could still challenge the board's failure to appoint an independent committee in such a case.

120.   As a result of these dynamics, the universal demand requirement in Texas is more protective of shareholder litigation rights and more effective in promoting an independent board or committee review of derivative litigation than the regime in Delaware.

vii.   Jury trials[154]

121.   In Texas, civil litigants are entitled to demand a jury trial.[155] This right will exist in the Texas Business Courts.[156]

122.   There is no right to a jury trial in the Delaware Court of Chancery.

viii.   Right to call a special meeting

123.   Texas requires that corporations provide shareholders the right to call a special meeting. The corporation can specify the percentage of voting shares required to invoke this right, but that requirement cannot exceed 50 percent.[157]

124.   Delaware does not provide this protection to shareholders.

ix.   Texas limitation on expanding the board

125.   Texas provides that if a board increases the number of directors, it may only fill two of the vacancies created by that increase between shareholder meetings.[158] This protects against board attempts to thwart takeovers or activist campaigns by expanding the board and appointing directors to fill the created vacancies.

126.   Delaware does not provide this protection to shareholders.

V.   Conclusions on Relevant Legal and Corporate Governance Considerations

a.   There is no general discernible value premium or discount associated with Delaware, Texas, or any other state.

127.   Despite decades of searching, academics and other analysts have not been able to conclusively identify a change in corporation value (often referred to as a "Delaware premium" or "Delaware discount") associated with

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[154] The right to a jury trial in Texas does not increase the uncertainty of the law in Texas. As with all other jurisdictions in the United States, juries are tasked with deciding factual questions and not legal questions. Thus, legal uncertainties would be decided by the courts in these systems and would determine whether cases go to the jury at all.

[155] Tex. Const. Art. 5. § 10; Tex R. Civ. P. 216.

[156] Tex. Gov't Code §25A.015(a).

[157] TBOC §21.354(a).

[158] TBOC § 21.410(d).

incorporation in Delaware as opposed to other states. The existing literature strongly suggests that such premium is non-existent or unknowable. This should not be surprising. While corporate governance laws differ across states in some respects, there are more similarities than differences. For most states, and especially for the states under consideration here, the core duties of directors and officers and potential avenues of liability are substantially similar, even if the legal doctrines are sometimes stated differently.

128.   The takeaway from any review of the literature on this topic is that one can draw no firm conclusion about the existence of a Delaware (or other state) premium or discount.[159] The literature is indeterminate. And given the incentives of academics and market actors to prove a definitive answer here and the difficulty of proving a negative, the most reasonable conclusion is that no discoverable premium exists.

129.   Similarly, there is no convincing evidence of a Texas premium or discount, though the issue has not received anywhere near the same level of attention. Indeed, empirical studies on the value of incorporating in states other than Delaware and Nevada[160] are sparse.[161]

> b.   *Delaware law is indeterminate and legal outcomes are often unpredictable. But Texas law lacks a depth of court precedent on questions of corporate law. As a result, the relative predictability of corporate governance law in Texas and Delaware, and any effect of that relative predictability on shareholder value, is unknown.*

130.   Delaware law is indeterminate and litigation intensive. As laid out above, indeterminacy has costs and benefits. Those costs are likely to be borne disproportionately by large and innovative companies. As a result, the indeterminacy of Delaware law is likely to impose costs on Tesla that reduce its value to shareholders.

131.   That said, the determinacy of Texas law is not established. Texas has a more detailed statutory framework but lacks a depth of precedent. Moreover, Texas often follows the lead of Delaware in filling the gaps in its corporate law. In this way, Texas and Delaware law may be equivalently indeterminate with regard to certain areas of corporate law — this is likely true in the context of controlling shareholder litigation and Caremark liability.

> c.   *Certain features of Texas corporate governance law are likely to create a Tesla-specific benefit for the corporation and its shareholders associated with incorporating in Texas and a potential Tesla-specific cost for the corporation and its shareholders associated with incorporation in Delaware.*

132.   There is value inherent in home-state incorporation, which may favor Texas incorporation for Tesla. This value derives from the potential improved access to and relationships with local government actors and regulators as well as improved relationships with local constituencies including employees and the communities in which Tesla carries on major operations.

133.   There is also potential value created by the alignment of the Texas Business Organizations Code's constituency provisions with Tesla's unique corporate mission. Texas explicitly allows directors and officers to consider non-shareholder constituencies and purposes including environmental purposes. These constituency provisions are aligned with Tesla's stated corporate mission "to accelerate the world's transition to sustainable energy."[162] While constituency statutes do not affect liability, they have symbolic effects that can be valuable and add credibility when a corporation communicates its mission to its employees, customers, and other constituencies.

134.   Additionally, Delaware's indeterminacy and litigation intensive environment impose costs that are borne largely by large innovative corporations. This effect is exacerbated by the fact that Delaware has no cap on

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[159] Mark J. Roe, *Delaware's Competition*, 117 Harv. L. Rev. 588, 634 (2003) ("The debate is stalemated."); Robert Anderson IV, *The Delaware Trap*, 91 S. Cal. Rev. 657, 666 (2018) ("Thus, there is no definitive evidence that Delaware law increases the value of companies, there is some evidence it does not matter, and there is little evidence that it decreases the value of companies.").

[160] As noted above, there is significant speculation that incorporation in Nevada may reduce shareholder value, but there is no conclusive study showing that.

[161] The data for such studies would be unreliable given the smaller numbers and the strong selection toward home-state incorporation as an alternative to Delaware.

[162] https://www.tesla.com/impact.

legal fees for plaintiffs in shareholder lawsuits (as opposed to Texas which limits fees based on a multiple and lodestar method). The end result is that large innovative companies like Tesla are likely to disproportionately be targeted for litigation (and likely by weaker and higher variance claims) in Delaware than in Texas.

> **d.** **There is no material difference in aggregate substantive shareholder protections associated with incorporation in either Texas or Delaware. There is a potential increase in aggregate procedural shareholder protections in Texas.**

135. Neither state's corporate governance regime provides more substantive protection to the general shareholders of large public companies. The differences between the corporate governance rules across states are often illusory, marginal, or offsetting. As detailed above, where there are substantive differences in the corporate governance laws in the two states under consideration by the committee, those differences are marginal. For example, Texas's prohibition on exculpating officer liability is a substantive difference providing greater shareholder litigation rights in Texas. But that is a small difference limited to direct shareholder claims against officers for the breach of their fiduciary duty of care. In the aggregate, the bundles of substantive shareholder rights in the two states are substantially equivalent.

136. Some differences that might appear to make one state more protective of shareholders are superficial, exist in name only, or have *de minimis* effects. These perceived differences are best viewed as neutral in analyzing the value and protection each state affords to shareholders. Thus, while the following factors might support a claim that Texas is more protective of shareholder rights, I have treated them as neutral in comparing shareholder protections: Texas's additional imposition of a duty of obedience and Texas case law suggesting the possibility of heightened scrutiny of directors adopting takeover defenses. Similarly, I have treated the following superficial factors, which might support a claim that Delaware is more protective of shareholder rights, as neutral: differences in the way courts in Texas and Delaware articulate the fiduciary duty owed to shareholders; Texas's silence on an intermediate scrutiny for takeover defenses; Texas's adoption of a constituency statute explicitly allowing directors to consider "social, charitable, or environmental purposes."[163]

137. It is important to note that uncertainty on any particular area of law *does not* enhance substantive shareholder protections. One might be tempted to observe that indeterminacy creates optionality for shareholder plaintiffs in filing lawsuits and then (incorrectly) conclude that such optionality protects substantive shareholder rights. For example, a shareholder plaintiff in Texas can argue that all takeover defenses are subject to review under the entire fairness standard. That argument is foreclosed by precedent in Delaware. On the other side, Texas's statutory clarity on safe harbors might foreclose some arguments that plaintiffs might make in Delaware. One might assume that this optionality provides additional shareholder protection (in Texas in the first example and in Delaware in the second example). There are two flaws in this reasoning. First, litigation optionality always runs in both directions. The more indeterminate the law is on any issue, the more arguments are open *to both parties*. Second, and more importantly, litigation is only protective of shareholder rights if it creates incentives for better governance behavior. After all, shareholder rights are best protected when the shareholders do not have to bring a lawsuit to realize optimal governance. Clear procedural requirements, standards of review, and safe harbors protect shareholders precisely because they encourage directors to follow those procedures without the necessity of litigation. The same is not true of vague requirements and unresolved standards of review, which leave directors who are acting in good faith unsure about how to proceed.[164]

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[163] TBOC § 21.401(e).

[164] The Delaware Supreme Court's ruling in *Kahn v. M & F Worldwide Corporation* that clear safe harbor rules "optimally protect[] the minority stockholders in controller buyouts" rests on this exact reasoning. 88 A.3d 635, 644 (Del. 2014). The Chancery court in that case made the point a little more colorfully:

> Uncertainty about the answer to a question that had not been put to our Supreme Court thus left controllers with an incentive system all of us who were adolescents (or are now parents or grandparents of adolescents) can understand. Assume you have a teenager with math *and* English assignments due Monday morning. If you tell the teenager that she can go to the movies Saturday night if she completes her math *or* English homework Saturday morning, she is unlikely to do both assignments Saturday morning. She is likely to do only that which is necessary to get to go to the movies — *i.e.,* complete one of the assignments — leaving her parents and siblings to endure her stressful last-minute scramble to finish the other Sunday night.

138. With regard to procedural protections, I conclude that Texas is more protective of shareholder rights than Delaware. I base this on Texas shareholders' right to demand a jury trial, Texas shareholders' guaranteed right to call special meetings, Texas's limitation on the board's ability create and fill director vacancies, and certain features of the demand procedure in Texas — including the ability to make demand without conceding arguments regarding director conflicts, the ability to get discovery about the independence of the demand board, and the lower threshold for bringing a derivative suit without first bringing an action to inspect books and records. These factors outweigh the protections one might identify on the Delaware side of the comparison, such as the option of demand excusal based on futility and the depth of Delaware case law on director liability for lack of oversight (Caremark claims).

139. As noted above, Texas's derivative litigation regime more directly achieves the desired outcome of a review by an independent board or committee. Delaware law recognizes such a review as the most protective of shareholders, and only provides demand excusal when that is not procedurally available. But its tacit concession doctrine prevents shareholders from seeking that independent review without surrendering their litigation rights if such review is not provided. Universal demand guarantees that review and allows discovery to ensure that such review occurred.

e. There is no non-ratable benefit for any directors, officers, or specific shareholders associated with incorporation in either Delaware or Texas

140. Academics and litigants have suggested that the corporate governance laws of Nevada, by forcing shareholders "to give up the benefits of the duty of loyalty,"[165] favor controlling shareholders at the expense of other shareholders.[166] In its recent opinion in *Palkon v. Maffei*, the Delaware Court of Chancery concluded that this outcome could produce a "non-ratable" benefit for a controlling shareholder from reincorporation in Nevada.[167] In light of that analysis, the Committee should consider whether the choice of incorporating Tesla in any state creates similar non-ratable benefits for any director, officer, or particular shareholder (including Elon Musk). In my view, the question is equally relevant for a decision to stay in Delaware as it is for a decision to reincorporate in another state. As such, I provide the analysis for both Delaware and Texas. I conclude that there is no non-ratable benefit for any director, officer, or particular shareholder associated with a decision to remain incorporated in Delaware. Nor is there any such benefit associated with a decision to reincorporate in Texas.

141. **Delaware.** There are no features of Delaware corporate governance law such that remaining in Delaware creates a non-ratable benefit of the sort identified in *Palkon v. Maffei*. As compared to Texas, Delaware law limits shareholder litigation rights in several aspects. Most notably:

- Delaware incorporation coupled with an exclusive forum selection provision eliminates shareholder rights to a jury trial.

- Delaware incorporation imposes burdens on shareholders in bringing derivative actions by eliminating their ability to make demand without conceding director independence, reducing their ability to get discovery about the independence of the demand board, and imposing a requirement of pre-filing books and records inspection on derivative plaintiffs.

142. One might argue that each of these impositions creates non-ratable benefits for directors from deciding to remain in Delaware. Conventional wisdom is that plaintiffs do better with jury trials. While this view has not been confirmed, survey evidence does show that plaintiffs' lawyers tend to prefer jury trials to bench trials.[168] One could argue, then, that director defendants might benefit from a system that eliminates the right of a plaintiff to demand a jury. Such a benefit would, however, be likely to fall under the same procedural umbrella as exclusive forum provisions about which the Delaware Court of Chancery in *Palkon v. Maffei* concluded the following:

In re MFW Shareholders Litig., 67 A.3d 496, 500-01 (Del. Ch. 2013).

[165] See *Palkon*, 2024 WL 67820, Verified Complaint at par. 6.

[166] See above at notes 61-62.

[167] *Palkon,* 2024 WL 678204 at *19.

[168] Shari Seidman Diamond, *Reasons for the Disappearing Jury Trial: Perspectives from Attorneys and Judges*, 81 La. L. Rev. 120, 138-39 (2020). There is a robust body of legal scholarship arguing that civil jury trials provide special protections to litigants in other contexts.

The bylaw only changes the forum, not the law or the fiduciaries' litigation exposure. To the extent that plaintiffs might be able to secure greater recoveries in other forums, that is not due to differences in substantive law, but rather the increased volatility that results when courts apply law with which they are less familiar.[169]

143.   The same reasoning would apply to jury trials. The difference is not one related to substantive law.

144.   The altered rights with regard to derivative litigation are a closer call. Delaware's forced concession that accompanies demand and the curtailed discovery with regard to director independence could be viewed as non-ratable benefits to any directors who might later be defendants in derivative actions. The counter argument is that these are non-substantive rights affecting litigation procedures without changing underlying duties that directors owe or materially altering the directors' litigation exposure.[170] And, as a practical matter, it is extremely unlikely that any Delaware court would find that Delaware's derivative litigation requirements create a non-ratable benefit for directors who fear future lawsuits. To do so would open a floodgate suggesting a fiduciary duty among all corporations in Delaware to consider reincorporating elsewhere.

145.   ***Texas.***   Similarly, there are no features of Texas corporate governance law that create non-ratable benefits for any directors, officers, or specific shareholders. Texas corporate law does not have any feature potentially reducing liability similar to the sort identified in *Palkon v. Maffei*. There is some uncertainty in Texas case law about the exact procedures and mechanisms for enforcing shareholder rights in some contexts, such as controlling shareholder litigation. But the controlling precedent makes clear the Texas courts' intent to protect minority shareholder rights through various causes of action. The uncertainty appears to be only in the exact forms and procedural mechanism that will control those causes of action. Such uncertainty does not eliminate any liability of directors, officers, or controlling shareholders such that they would receive a non-ratable benefit by reincorporating into Texas.

146.   One might argue that Texas's universal demand requirement imposes a burden on derivative litigation that results in non-ratable benefits to any directors who might later be defendants in derivative actions. This argument is likely to fail. Just like Delaware's forced concession rule and demand-discovery limitations, the universal demand requirement is best viewed as a non-substantive procedural matter that does not change the directors' underlying duties or materially alter their litigation exposure.[171]

147.   As noted above, the effect of a universal demand requirement is that suits will be reviewed by an independent committee of the board of directors. Importantly, this is the same effect that occurs under Delaware law when a company expands its board of directors to include additional independent directors to review conflicted transactions or demand requests. As with universal demand, the addition of independent directors guaranties independent review and eliminates the plaintiffs' ability to proceed with litigation. The Delaware Court of Chancery has identified such an approach as appropriate "to remove the taint" of self-interest and noted that its appropriateness would be "obvious to … sophisticated lawyers."[172]

148.   Finally, it is extremely unlikely that any Delaware court would find that any state's particular derivative litigation requirements create a non-ratable benefit for directors who fear future lawsuits. Delaware has a unique demand regime and the Model Business Corporations Act and at least 23 states have adopted universal demand regimes. For a Delaware court to declare that universal demand creates a non-ratable benefit for directors would be to imply a conflict in almost every decision to reincorporate outside of Delaware.



_____
Anthony J. Casey

April 10, 2024

_____

[169] *Palkon,* 2024 WL 678204 at *13.

[170] Id.

[171] Id.

[172] *Palkon v. Maffei*, No. 2023-0449-JTL, 2024 WL 1211688, at *5 (Del. Ch. Mar. 21, 2024).

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TESLA, INC.

a Delaware corporation

Tesla, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A.   The name of the Corporation is Tesla, Inc. The Corporation was originally incorporated as Tesla Motors, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 1, 2003.

B.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**"), and restates, integrates and further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation that was filed with the Secretary of State of the State of Delaware on July 2, 2010 and subsequently amended effective February 1, 2017 (the "**Amended Certificate**").

C.   The text of the Amended Certificate is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of the corporation is Tesla, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

4.1.   Authorized Capital Stock.   The total number of shares of all classes of capital stock which the corporation is authorized to issue is 6,100,000,000 shares, consisting of 6,000,000,000 shares of Common Stock, par value $0.001 per share (the "**Common Stock**"), and 100,000,000 shares of Preferred Stock, par value $0.001 per share (the "**Preferred Stock**").

4.2.   Increase or Decrease in Authorized Capital Stock.   The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 4.4 of this Article IV.

4.3.   Common Stock.

(a)   The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of shares of Common Stock are entitled to vote. Except as otherwise required by law or this certificate of incorporation (this "**Certificate of Incorporation**"

which term, as used herein, shall mean the certificate of incorporation of the corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock), and subject to the rights of the holders of Preferred Stock, at any annual or special meeting of the stockholders the holders of shares of Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms, number of shares, powers, designations, preferences, or relative participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereon, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one more other such series, to vote thereon pursuant to this Certificate of Incorporation (including, without limitation, by any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

(b)   Subject to the rights of the holders of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the corporation) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)   In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the corporation, after payment or provision for payment of the debts and other liabilities of the corporation, and subject to the rights of the holders of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

4.4.   Preferred Stock.

(a)   The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions and to set forth in a certification of designations filed pursuant to the DGCL the powers, designations, preferences and relative, participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of Preferred Stock, including without limitation dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

(b)   The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

5.1.   General Powers.   The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors.

5.2.   Number of Directors; Election; Term.

(a)   Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the entire Board of Directors of the corporation shall be fixed solely by resolution of the Board of Directors.

(b)   Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, effective upon the closing date (the "**Effective Date**") of the initial sale of shares of common stock in the corporation's initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, the directors of the corporation shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The initial assignment of members of the Board of Directors to each such class shall be made by the Board of Directors. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the Effective Date, the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Effective Date. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the Effective Date, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if the number of directors that constitutes the Board of Directors is changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(c)   Notwithstanding the foregoing provisions of this Section 5.2, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal.

(d)   Elections of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

5.3.   Removal.   Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, a director may be removed from office by the stockholders of the corporation only for cause.

5.4.   Vacancies and Newly Created Directorships.   Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, and except as otherwise provided in the DGCL, vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been assigned by the Board of Directors and until his or her successor shall be duly elected and qualified.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VII

7.1.   No Action by Written Consent of Stockholders.   Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, any action required or permitted to be taken by stockholders of the corporation must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

7.2.   Special Meetings.   Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of stockholders of the corporation may be called only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer), and the ability of the stockholders to call a special meeting is hereby specifically denied. The Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

7.3.   Advance Notice.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the corporation shall be given in the manner provided in the Bylaws of the corporation.

ARTICLE VIII

8.1.   Limitation of Personal Liability.   To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or amendment of this Section 8.1 by the stockholders of the corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 8.1 will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the corporation to further limit or eliminate the liability of directors) and shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal or amendment or adoption of such inconsistent provision.

8.2.   Indemnification.   To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, the corporation is also authorized to provide indemnification of (and advancement of expenses to) its directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise.

ARTICLE IX

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any rights, preferences or other designations of Preferred Stock), in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL; and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of this Certificate of Incorporation inconsistent with the purpose and intent of, Article V, Article VI, Article VII or this Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Article).

IN WITNESS WHEREOF, Tesla, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this 4th day of August, 2022.

By: /s/ Derek Windham

Name: Derek Windham
Title: Corporate Secretary

AMENDED AND RESTATED BYLAWS OF TESLA, INC.

(initially adopted on July 17, 2003)

(as amended and restated on December 16, 2009 and effective as of the closing of the corporation's initial public offering)

(as amended and restated on June 6, 2012)

(as amended and restated on March 3, 2015)

(as amended on June 20, 2016)

(as amended and restated on February 1, 2017)

(as amended and restated on March 30, 2023)

TABLE OF CONTENTS

		Page
ARTICLE I — CORPORATE OFFICES		G-4
1.1	REGISTERED OFFICE	G-4
1.2	OTHER OFFICES	G-4
ARTICLE II — MEETINGS OF STOCKHOLDERS		G-4
2.1	PLACE OF MEETINGS	G-4
2.2	ANNUAL MEETING	G-4
2.3	SPECIAL MEETING	G-4
2.4	ADVANCE NOTICE PROCEDURES	G-4
2.5	NOTICE OF STOCKHOLDERS' MEETINGS	G-8
2.6	QUORUM	G-8
2.7	ADJOURNED MEETING; NOTICE	G-8
2.8	CONDUCT OF BUSINESS	G-9
2.9	VOTING	G-9
2.10	STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING	G-9
2.11	RECORD DATES	G-9
2.12	PROXIES	G-10
2.13	LIST OF STOCKHOLDERS ENTITLED TO VOTE	G-10
2.14	INSPECTORS OF ELECTION	G-10
2.15	PROXY ACCESS	G-11
ARTICLE III — DIRECTORS		G-16
3.1	POWERS	G-16
3.2	NUMBER OF DIRECTORS	G-16
3.3	ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS	G-16
3.4	RESIGNATION AND VACANCIES	G-16
3.5	PLACE OF MEETINGS; MEETINGS BY TELEPHONE	G-16
3.6	REGULAR MEETINGS	G-17
3.7	SPECIAL MEETINGS; NOTICE	G-17
3.8	QUORUM; VOTING	G-17
3.9	BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING	G-17
3.10	FEES AND COMPENSATION OF DIRECTORS	G-18
3.11	REMOVAL OF DIRECTORS	G-18
ARTICLE IV — COMMITTEES		G-18
4.1	COMMITTEES OF DIRECTORS	G-18
4.2	COMMITTEE MINUTES	G-18
4.3	MEETINGS AND ACTION OF COMMITTEES	G-18
4.4	SUBCOMMITTEES	G-19
ARTICLE V — OFFICERS		G-19
5.1	OFFICERS	G-19
5.2	APPOINTMENT OF OFFICERS	G-19
5.3	SUBORDINATE OFFICERS	G-19
5.4	REMOVAL AND RESIGNATION OF OFFICERS	G-19
5.5	VACANCIES IN OFFICES	G-19
5.6	REPRESENTATION OF SHARES OF OTHER CORPORATIONS	G-20

		Page
5.7	AUTHORITY AND DUTIES OF OFFICERS	G-20
5.8	THE CHAIRPERSON OF THE BOARD	G-20
5.9	THE VICE CHAIRPERSON OF THE BOARD	G-20
5.10	THE CHIEF EXECUTIVE OFFICER	G-20
5.11	THE PRESIDENT	G-20
5.12	THE VICE PRESIDENTS AND ASSISTANT VICE PRESIDENTS	G-20
5.13	THE SECRETARY AND ASSISTANT SECRETARIES	G-20
5.14	THE CHIEF FINANCIAL OFFICER AND ASSISTANT TREASURERS	G-21
ARTICLE VI — STOCK	G-21
6.1	STOCK CERTIFICATES; PARTLY PAID SHARES	G-21
6.2	SPECIAL DESIGNATION ON CERTIFICATES	G-22
6.3	LOST, STOLEN OR DESTROYED CERTIFICATES	G-22
6.4	DIVIDENDS	G-22
6.5	TRANSFER OF STOCK	G-22
6.6	STOCK TRANSFER AGREEMENTS	G-22
6.7	REGISTERED STOCKHOLDERS	G-23
ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER	G-23
7.1	NOTICE OF STOCKHOLDERS' MEETINGS	G-23
7.2	NOTICE BY ELECTRONIC TRANSMISSION	G-23
7.3	NOTICE TO STOCKHOLDERS SHARING AN ADDRESS	G-24
7.4	NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL	G-24
7.5	WAIVER OF NOTICE	G-24
ARTICLE VIII — INDEMNIFICATION	G-24
8.1	INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS	G-24
8.2	INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION	G-24
8.3	SUCCESSFUL DEFENSE	G-25
8.4	INDEMNIFICATION OF OTHERS	G-25
8.5	ADVANCED PAYMENT OF EXPENSES	G-25
8.6	LIMITATION ON INDEMNIFICATION	G-25
8.7	DETERMINATION; CLAIM	G-26
8.8	NON-EXCLUSIVITY OF RIGHTS	G-26
8.9	INSURANCE	G-26
8.10	SURVIVAL	G-26
8.11	EFFECT OF REPEAL OR MODIFICATION	G-26
8.12	CERTAIN DEFINITIONS	G-26
ARTICLE IX — GENERAL MATTERS	G-27
9.1	EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS	G-27
9.2	FISCAL YEAR	G-27
9.3	SEAL	G-27
9.4	CONSTRUCTION; DEFINITIONS	G-27
ARTICLE X — AMENDMENTS	G-27
ARTICLE XI — EXCLUSIVE FORUM	G-27

AMENDED AND RESTATED BYLAWS OF TESLA, INC.

ARTICLE I — CORPORATE OFFICES

1.1   REGISTERED OFFICE

The registered office of Tesla, Inc. shall be fixed in the corporation's certificate of incorporation. References in these bylaws to the certificate of incorporation shall mean the certificate of incorporation of the corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock.

1.2   OTHER OFFICES

The corporation's board of directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II — MEETINGS OF STOCKHOLDERS

2.1   PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. The board of directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "**DGCL**"). In the absence of any such designation or determination, stockholders' meetings shall be held at the corporation's principal executive office.

2.2   ANNUAL MEETING

The annual meeting of stockholders shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the corporation's notice of the meeting. At the annual meeting, directors shall be elected and any other proper business may be transacted.

2.3   SPECIAL MEETING

(i)   A special meeting of the stockholders, other than those required by statute, may be called at any time only by (A) the board of directors, (B) the chairperson of the board of directors, (C) the chief executive officer or (D) the president (in the absence of a chief executive officer). A special meeting of the stockholders may not be called by any other person or persons. The board of directors may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(ii)   The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the board of directors, the chairperson of the board of directors, the chief executive officer or the president (in the absence of a chief executive officer). Nothing contained in this Section 2.3(ii) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

2.4   ADVANCE NOTICE PROCEDURES

(i)   *Advance Notice of Stockholder Business.*   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought: (A) pursuant to the corporation's proxy materials with respect to such meeting, (B) by or at the direction of the board of directors, or (C) by a stockholder of the corporation who (1) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(i) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in this Section 2.4(i). In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to these bylaws and applicable law. Except for proposals properly made in accordance with Rule 14a-8 under the Securities and Exchange Act of 1934, and the rules and

regulations thereunder (as so amended and inclusive of such rules and regulations), and included in the notice of meeting given by or at the direction of the board of directors, for the avoidance of doubt, clause (C) above shall be the exclusive means for a stockholder to bring business before an annual meeting of stockholders.

(a)   To comply with clause (C) of Section 2.4(i) above, a stockholder's notice must set forth all information required under this Section 2.4(i) and must be timely received by the secretary of the corporation. To be timely, a stockholder's notice must be received by the secretary at the principal executive offices of the corporation not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year's annual meeting; *provided*, *however*, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described in this Section 2.4(i)(a). "**Public Announcement**" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "**SEC**") pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or any successor thereto (the "**1934 Act**").

(b)   To be in proper written form, a stockholder's notice to the secretary must set forth as to each matter of business the stockholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation's books, of the stockholder proposing such business and any Stockholder Associated Person (as defined below), (3) the class and number of shares of the corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, (5) any material interest of the stockholder or a Stockholder Associated Person in such business, and (6) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (6), a "**Business Solicitation Statement**"). In addition, to be in proper written form, a stockholder's notice to the secretary must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (3) and (4) above as of the record date for notice of the meeting. For purposes of this Section 2.4, a "**Stockholder Associated Person**" of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(c)   Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 2.4(i) and, if applicable, Section 2.4(ii). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement

applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting and in accordance with the provisions of this Section 2.4(i), and, if the chairperson should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(ii)   *Advance Notice of Director Nominations at Annual Meetings.*   Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 2.4(ii) shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election or re-election to the board of directors of the corporation shall be made at an annual meeting of stockholders only (A) by or at the direction of the board of directors, (B) by a stockholder of the corporation who (1) was a stockholder of record at the time of the giving of the notice required by this Section 2.4(ii) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in this Section 2.4(ii) and the applicable requirements of Rule 14a-19 under the 1934 Act, or (C) by an Eligible Stockholder (as defined in Section 2.15 of these bylaws) who complies with the procedures set forth in Section 2.15 of these bylaws. In addition to any other applicable requirements, for a nomination to be made by a stockholder in accordance with clause (B) of this Section 2.4(ii), the stockholder must have given timely notice thereof in proper written form to the secretary of the corporation.

(a)   To comply with clause (B) of Section 2.4(ii) above, a nomination to be made by a stockholder must set forth all information required under this Section 2.4(ii) and must be received by the secretary of the corporation at the principal executive offices of the corporation at the time set forth in, and in accordance with, the final three sentences of Section 2.4(i)(a) above.

(b)   To be in proper written form, such stockholder's notice to the secretary must set forth:

(1)   as to each person (a "**nominee**") whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) the information required by Section 2.15(vi)(g) below, (E) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (F) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, (G) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the corporation and its stockholders, and (H) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election or re-election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee's written consent to being named as a nominee in any proxy statement relating to the applicable meeting of stockholders and to serving as a director if elected or re-elected, as the case may be); and

(2)   as to such stockholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (5) of Section 2.4(i)(b) above, and the supplement referenced in the second sentence of Section 2.4(i)(b) above (except that the references to "business" in such clauses shall instead refer to nominations of directors for purposes of this paragraph), (B) a statement that either such stockholder or Stockholder Associated Person intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote in the election of directors, and (C) all other information required by Rule 14a-19 under the 1934 Act (such information provided and statements made as required by clauses (A), (B) and (C) above, a "**Nominee Solicitation Statement**").

(c)   To comply with clause (B) of Section 2.4(ii) above, a stockholder providing notice of any nomination proposed to be made at a meeting of stockholders shall further update and supplement such notice (1) if necessary so that the information provided or required to be provided in such notice pursuant to this Section 2.4(ii) shall be true and correct as of the record date for determining the stockholders entitled to receive notice of and to vote at such meeting of stockholders, and such update and supplement must be received by the secretary of the corporation at the principal executive offices of the corporation not later than five business days following the later of the record date for the determination of stockholders entitled to receive notice of and to vote at the meeting of stockholders and the date notice of the record date is first publicly disclosed and (2) to provide evidence that the stockholder providing the notice has solicited proxies from holders representing at least 67% of the voting power of the shares of capital stock entitled to vote in the election of directors, and such update and supplement must be received by the secretary of the corporation at the principal executive offices of the corporation not later than five business days after the stockholder files a definitive proxy statement in connection with the meeting of stockholders.

(d)   At the request of the board of directors, any person nominated by a stockholder for election or re-election as a director must furnish to the secretary of the corporation (1) that information required to be set forth in the stockholder's notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person's nomination was given and (2) such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director or audit committee financial expert of the corporation under applicable law, securities exchange rule or regulation, or any publicly-disclosed corporate governance guideline or committee charter of the corporation and (3) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee; in the absence of the furnishing of such information if requested, such stockholder's nomination shall not be considered in proper form pursuant to this Section 2.4(ii).

(e)   Without exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 2.4(ii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

(iii)   *Advance Notice of Director Nominations for Special Meetings.*

(a)   For a special meeting of stockholders at which directors are to be elected or re-elected, nominations of persons for election or re-election to the board of directors shall be made only (1) by or at the direction of the board of directors or (2) by any stockholder of the corporation who (A) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(iii) and on the record date for the determination of stockholders entitled to vote at the special meeting and (B) delivers a timely written notice of the nomination to the secretary of the corporation that includes the information set forth in Sections 2.4(ii)(b), (ii)(c) and (ii)(d) above. To be timely, such notice must be received by the secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected or re-elected at such meeting. A person shall not be eligible for election or re-election as a director at a special meeting unless the person is nominated (i) by or at the direction of the board of directors or (ii) by a stockholder in accordance with the notice procedures set forth in this Section 2.4(iii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

(b)   The chairperson of the special meeting shall, if the facts warrant, determine and declare at the meeting that a nomination or business was not made in accordance with the procedures prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the meeting, and the defective nomination or business shall be disregarded.

(iv)   *Other Requirements and Rights*.   In addition to the foregoing provisions of this Section 2.4, a stockholder must also comply with all applicable requirements of state law and of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.4. Nothing in this Section 2.4 shall be deemed to affect any rights of:

(a)   a stockholder to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act; or

(b)   the corporation to omit a proposal from the corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act.

2.5   NOTICE OF STOCKHOLDERS' MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6   QUORUM

The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws

If a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7   ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business. The chairperson of any meeting of stockholders shall be designated by the board of directors; in the absence of such designation, the chairperson of the board, if any, the chief executive officer (in the absence of the chairperson) or the president (in the absence of the chairperson of the board and the chief executive officer), or in their absence any other executive officer of the corporation, shall serve as chairperson of the stockholder meeting.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, provided, however, that the directors shall be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors and cast in the election of directors at any meeting of stockholders for which (i) the secretary of the Company receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 2.4 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth (10th) day preceding the date Company first mails its notice of meeting for such meeting to the stockholders. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof that have been expressly granted the right to take action by written consent, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders of the corporation and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed

for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

2.12   PROXIES

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A written proxy may be in the form of a telegram, cablegram, or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the person. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the board of directors.

2.13   LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date. The stockholder list shall be arranged in alphabetical order and show the address of each stockholder and the number of shares registered in the name of each stockholder. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the corporation's principal place of business. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

2.14   INSPECTORS OF ELECTION

Before any meeting of stockholders, the board of directors shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors shall be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting may, and upon the request of any stockholder or a stockholder's proxy shall, appoint a person to fill that vacancy.

Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed and designated shall (i) ascertain the number of shares of capital stock of the corporation outstanding and the voting power of each share, (ii) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the corporation represented at the meeting and such inspector or inspectors' count of all votes and ballots.

In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the corporation, the inspector or inspectors may consider such information as is permitted by applicable law. If there

are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all.

2.15   PROXY ACCESS

(i)   Whenever the board of directors solicits proxies with respect to the election of directors at an annual meeting, subject to the provisions of this Section 2.15, the corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by or at the direction of the board of directors (or any duly authorized committee thereof), the name, together with the Required Information (as defined below), of any person nominated for election (the "**Stockholder Nominee**") to the board of directors by an Eligible Stockholder (as defined in Section 2.15(iv)) that expressly elects at the time of providing the notice required by this Section 2.15 to have such nominee included in the corporation's proxy materials pursuant to this Section 2.15. For purposes of this Section 2.15, the "**Required Information**" that the corporation will include in its proxy statement is (A) the information provided to the secretary of the corporation concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the corporation's proxy statement pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder and (B) if the Eligible Stockholder so elects, a Supporting Statement (as defined in Section 2.15(viii)). For the avoidance of doubt, nothing in this Section 2.15 shall limit the corporation's ability to solicit against any Stockholder Nominee or include in its proxy materials the corporation's own statements or other information relating to any Eligible Stockholder or Stockholder Nominee, including any information provided to the corporation pursuant to this Section 2.15. Subject to the provisions of this Section 2.15, the name of any Stockholder Nominee included in the corporation's proxy statement for an annual meeting shall also be set forth on the form of proxy distributed by the corporation in connection with such annual meeting.

(ii)   In addition to any other applicable requirements, for a nomination to be made by an Eligible Stockholder pursuant to this Section 2.15, the Eligible Stockholder must have given timely notice of such nomination (the "**Notice of Proxy Access Nomination**") in proper written form to the secretary of the corporation. To be timely, the Notice of Proxy Access Nomination must be delivered to or be mailed and received by the secretary at the principal executive offices of the corporation not less than 120 days nor more than 150 days prior to the first anniversary of the date that the corporation first distributed its proxy statement to stockholders for the immediately preceding annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination pursuant to this Section 2.15.

(iii)   The maximum number of Stockholder Nominees nominated by all Eligible Stockholders that will be included in the corporation's proxy materials with respect to an annual meeting shall not exceed the greater of (A) two or (B) 20% of the number of directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 2.15 (the "**Final Proxy Access Nomination Date**") or, if such amount is not a whole number, the closest whole number below 20% (such greater number, as it may be adjusted pursuant to this Section 2.15, the "**Permitted Number**"). In the event that one or more vacancies for any reason occurs on the board of directors after the Final Proxy Access Nomination Date but before the date of the annual meeting and the board of directors resolves to reduce the size of the board of directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. For purposes of determining when the Permitted Number has been reached, each of the following persons shall be counted as one of the Stockholder Nominees: (A) any individual nominated by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 2.15 whose nomination is subsequently withdrawn, (B) any individual nominated by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 2.15 whom the board of directors decides to nominate for election to the board of directors and (C) any director in office as of the Final Proxy Access Nomination Date who was included in the corporation's proxy materials as a Stockholder Nominee for either of the two preceding annual meetings (including any individual counted as a Stockholder Nominee pursuant to the immediately preceding clause (B)) and whom the board of directors decides to nominate for re-election to the board of directors. Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 2.15 shall rank such Stockholder Nominees based on the order in which the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the corporation's proxy materials in the event that the total number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.15 exceeds the Permitted

Number. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.15 exceeds the Permitted Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 2.15 from each Eligible Stockholder will be selected for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of capital stock of the corporation each Eligible Stockholder disclosed as owned in its Notice of Proxy Access Nomination. If the Permitted Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 2.15 from each Eligible Stockholder has been selected, then the next highest ranking Stockholder Nominee who meets the requirements of this Section 2.15 from each Eligible Stockholder will be selected for inclusion in the corporation's proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Notwithstanding anything to the contrary contained in this Section 2.15, the corporation shall not be required to include any Stockholder Nominees in its proxy materials pursuant to this Section 2.15 for any meeting of stockholders for which the secretary of the corporation receives notice (whether or not subsequently withdrawn) that a stockholder intends to nominate one or more persons for election to the board of directors pursuant to the advance notice requirements for stockholder nominees set forth in Section 2.4.

(iv)   An "**Eligible Stockholder**" is a stockholder or group of no more than 20 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group (as defined below)) that (A) has owned (as defined in Section 2.15(v)) continuously for at least three years (the "**Minimum Holding Period**") a number of shares of capital stock of the corporation that represents at least 3% of the corporation's outstanding capital stock as of the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the secretary of the corporation in accordance with this Section 2.15 (the "**Required Shares**"), (B) continues to own the Required Shares through the date of the annual meeting and (C) satisfies all other requirements of, and complies with all applicable procedures set forth in, this Section 2.15. A "**Qualifying Fund Group**" is a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 13(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended. Whenever the Eligible Stockholder consists of a group of stockholders (including a group of funds that are part of the same Qualifying Fund Group), (A) each provision in this Section 2.15 that requires the Eligible Stockholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each stockholder (including each individual fund) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate the shares that each member has owned continuously for the Minimum Holding Period in order to meet the 3% ownership requirement of the "Required Shares" definition) and (B) a breach of any obligation, agreement or representation under this Section 2.15 by any member of such group shall be deemed a breach by the Eligible Stockholder. No person may be a member of more than one group of stockholders constituting an Eligible Stockholder with respect to any annual meeting.

(v)   For purposes of this Section 2.15, an Eligible Stockholder shall be deemed to "**own**" only those outstanding shares of capital stock of the corporation as to which the stockholder possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; *provided* that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument or agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares and/or (y) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such stockholder or affiliate. For purposes of this Section 2.15, a stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares shall be deemed to continue during any

period in which (A) the stockholder has loaned such shares; *provided* that the stockholder has the power to recall such loaned shares on five business days' notice and includes in its Notice of Proxy Access Nomination an agreement that it (1) will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the corporation's proxy materials and (2) will continue to hold such recalled shares through the date of the annual meeting or (B) the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the capital stock of the corporation are "owned" for these purposes shall be determined by the board of directors (or any duly authorized committee thereof). For purposes of this Section 2.15, the term "**affiliate**" or "**affiliates**" shall have the meaning ascribed thereto under the General Rules and Regulations under the 1934 Act.

(vi)   To be in proper written form for purposes of this Section 2.15, the Notice of Proxy Access Nomination must include or be accompanied by the following:

(a)   a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously for the Minimum Holding Period, and the Eligible Stockholder's agreement to provide (1) within five business days following the later of the record date for the determination of stockholders entitled to vote at the annual meeting or the date notice of the record date is first publicly disclosed, a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously through the record date and (2) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the annual meeting;

(b)   one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the secretary of the corporation, the Eligible Stockholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days following the later of the record date for the determination of stockholders entitled to vote at the annual meeting or the date notice of the record date is first publicly disclosed, one or more written statements from the record holder and such intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date;

(c)   a copy of the Schedule 14N that has been or is concurrently being filed with the SEC as required by Rule 14a-18 under the 1934 Act;

(d)   the information and representations that would be required to be set forth in a stockholder's notice of a nomination pursuant to Section 2.4, together with the written consent of each Stockholder Nominee to being named as a nominee in any proxy statement relating to the annual meeting and to serving as a director if elected;

(e)   a representation that the Eligible Stockholder (1) will continue to hold the Required Shares through the date of the annual meeting, (2) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (3) has not nominated and will not nominate for election to the board of directors at the annual meeting any person other than the Stockholder Nominee(s) it is nominating pursuant to this Section 2.15, (4) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(1) under the 1934 Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the board of directors, (5) has not distributed and will not distribute to any stockholder of the corporation any form of proxy for the annual meeting other than the form distributed by the corporation, (6) has complied and will comply with all laws and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting, and (7) has provided and will provide facts, statements and other information in all communications with the corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(f)   an undertaking that the Eligible Stockholder agrees to (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (2) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.15 or any solicitation or other activity in connection therewith and (3) file with the SEC any solicitation or other communication with the stockholders of the corporation relating to the meeting at which its Stockholder Nominee(s) will be nominated, regardless of whether any such filing is required under Regulation 14A of the 1934 Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the 1934 Act;

(g)   the written representation and agreement from each Stockholder Nominee that such person (1) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the corporation in such representation and agreement or (y) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law; (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the corporation in such representation and agreement; (3) would be in compliance, if elected as a director of the corporation, and will comply with the corporation's code of business ethics, corporate governance guidelines and any other policies or guidelines of the corporation applicable to directors; and (4) will make such other acknowledgments, enter into such agreements and provide such information as the board of directors requires of all directors, including promptly submitting all completed and signed questionnaires required of the corporation's directors;

(h)   in the case of a nomination by a group of stockholders together constituting an Eligible Stockholder, the designation by all group members of one member of the group that is authorized to receive communications, notices and inquiries from the corporation and to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 2.15 (including withdrawal of the nomination); and

(i)   in the case of a nomination by a group of stockholders together constituting an Eligible Stockholder in which two or more funds that are part of the same Qualifying Fund Group are counted as one stockholder for purposes of qualifying as an Eligible Stockholder, documentation reasonably satisfactory to the corporation that demonstrates that the funds are part of the same Qualifying Fund Group.

(vii)   In addition to the information required pursuant to Section 2.15(vi) or any other provision of these bylaws, (A) the corporation may require any proposed Stockholder Nominee to furnish any other information (1) that may reasonably be requested by the corporation to determine whether the Stockholder Nominee would be independent under the rules and listing standards of the principal United States securities exchanges upon which the capital stock of the corporation is listed or traded, any applicable rules of the SEC or any publicly disclosed standards used by the board of directors in determining and disclosing the independence of the corporation's directors (collectively, the "**Independence Standards**"), (2) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such Stockholder Nominee or (3) that may reasonably be requested by the corporation to determine the eligibility of such Stockholder Nominee to be included in the corporation's proxy materials pursuant to this Section 2.15 or to serve as a director of the corporation, and (B) the corporation may require the Eligible Stockholder to furnish any other information that may reasonably be requested by the corporation to verify the Eligible Stockholder's continuous ownership of the Required Shares for the Minimum Holding Period.

(viii)   The Eligible Stockholder may, at its option, provide to the secretary of the corporation, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support

of the candidacy of the Stockholder Nominee(s) (a "**Supporting Statement**"). Only one Supporting Statement may be submitted by an Eligible Stockholder (including any group of stockholders together constituting an Eligible Stockholder) in support of its Stockholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 2.15, the corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(ix)   In the event that any information or communications provided by an Eligible Stockholder or a Stockholder Nominee to the corporation or its stockholders ceases to be true and correct in all material respects or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the secretary of the corporation of any such defect in such previously provided information and of the information that is required to correct any such defect; it being understood that providing such notification shall not be deemed to cure any such defect or limit the remedies available to the corporation relating to any such defect (including the right to omit a Stockholder Nominee from its proxy materials pursuant to this Section 2.15). In addition, any person providing any information to the corporation pursuant to this Section 2.15 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for the determination of stockholders entitled to vote at the annual meeting, and such update and supplement shall be delivered to or be mailed and received by the secretary at the principal executive offices of the corporation not later than five business days following the later of the record date for the determination of stockholders entitled to vote at the annual meeting or the date notice of the record date is first publicly disclosed.

(x)   Notwithstanding anything to the contrary contained in this Section 2.15, the corporation shall not be required to include in its proxy materials, pursuant to this Section 2.15, any Stockholder Nominee (A) who would not be an independent director under the Independence Standards, (B) whose election as a member of the board of directors would cause the corporation to be in violation of these bylaws, the certificate of incorporation, the rules and listing standards of the principal United States securities exchanges upon which the capital stock of the corporation is listed or traded, or any applicable law, rule or regulation, (C) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (D) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (E) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, or (F) who shall have provided any information to the corporation or its stockholders that was untrue in any material respect or that omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(xi)   Notwithstanding anything to the contrary set forth herein, if (A) a Stockholder Nominee and/or the applicable Eligible Stockholder breaches any of its agreements or representations or fails to comply with any of its obligations under this Section 2.15 or (B) a Stockholder Nominee otherwise becomes ineligible for inclusion in the corporation's proxy materials pursuant to this Section 2.15 or dies, becomes disabled or otherwise becomes ineligible or unavailable for election at the annual meeting, in each case as determined by the board of directors (or any duly authorized committee thereof) or the chairman of the annual meeting, (1) the corporation may omit or, to the extent feasible, remove the information concerning such Stockholder Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its stockholders that such Stockholder Nominee will not be eligible for election at the annual meeting, (2) the corporation shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder and (3) the board of directors (or any duly authorized committee thereof) or the chairman of the annual meeting shall declare such nomination to be invalid and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation. In addition, if the Eligible Stockholder (or a representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 2.15, such nomination shall be declared invalid and disregarded as provided in clause (3) above.

(xii)   Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting but either (A) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (B) does not receive at least 25% of the votes cast in favor of such Stockholder Nominee's election, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.15 for the next two annual meetings.

For the avoidance of doubt, the immediately preceding sentence shall not prevent any stockholder from nominating any person to the board of directors pursuant to and in accordance with Section 2.4.

Other than Rule 14a-19 under the 1934 Act, this Section 2.15 provides the exclusive method for a stockholder to include nominees for election to the board of directors in the corporation's proxy statement.

ARTICLE III — DIRECTORS

3.1 POWERS

The business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The board of directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time solely by resolution of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation; *provided, however*, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the directors are divided into classes, a person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairperson of the board of directors, the chief executive officer, the president, the secretary or a majority of the authorized number of directors, at such times and places as he or she or they shall designate.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile; or

(iv) sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation's principal executive office) nor the purpose of the meeting.

3.8 QUORUM; VOTING

At all meetings of the board of directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws. In the event a director or directors abstain or are disqualified from a vote, the majority vote of the director or the directors thereof not abstaining or disqualified from voting, whether or not such director or directors constitute a quorum, shall be the act of the board of directors.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the

minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

A director may be removed from office by the stockholders of the corporation only for cause.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE IV — COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. In the event a member or members of a committee abstain or are disqualified from a vote, the majority vote of the member or members thereof not abstaining or disqualified from voting, whether or not such member or members constitute a quorum, shall be the act of such committee. Any such committee, to the extent provided in the resolution of the board of directors or in these bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the corporation.

4.2 COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

4.3 MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

    (i)   Section 3.5 (place of meetings and meetings by telephone);

    (ii)   Section 3.6 (regular meetings);

    (iii)   Section 3.7 (special meetings; notice);

    (iv)   Section 3.8 (quorum; voting);

    (v)   Section 3.9 (action without a meeting); and

    (vi)   Section 7.5 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members. *However*:

    (i)   the time of regular meetings of committees may be determined by resolution of the committee;

    (ii)   special meetings of committees may also be called by resolution of the committee; and

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4   SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the board of directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V — OFFICERS

5.1   OFFICERS

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the board of directors, a chairperson of the board of directors, a vice chairperson of the board of directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2   APPOINTMENT OF OFFICERS

The board of directors shall appoint the officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Section 5 for the regular election to such office.

5.3   SUBORDINATE OFFICERS

The board of directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4   REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board of directors or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written or electronic notice to the corporation; *provided, however*, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the officer. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5   VACANCIES IN OFFICES

Any vacancy occurring in any office of the corporation shall be filled by the board of directors or as provided in Section 5.3.

5.6   REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairperson of the board of directors, the president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7   AUTHORITY AND DUTIES OF OFFICERS

All officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the board of directors.

5.8   THE CHAIRPERSON OF THE BOARD

The chairperson of the board shall have the powers and duties customarily and usually associated with the office of the chairperson of the board. The chairperson of the board shall preside at meetings of the stockholders and of the board of directors.

5.9   THE VICE CHAIRPERSON OF THE BOARD

The vice chairperson of the board shall have the powers and duties customarily and usually associated with the office of the vice chairperson of the board. In the case of absence or disability of the chairperson of the board, the vice chairperson of the board shall perform the duties and exercise the powers of the chairperson of the board.

5.10   THE CHIEF EXECUTIVE OFFICER

The chief executive officer shall have, subject to the supervision, direction and control of the board of directors, ultimate authority for decisions relating to the supervision, direction and management of the affairs and the business of the corporation customarily and usually associated with the position of chief executive officer, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the corporation. If at any time the office of the chairperson and vice chairperson of the board shall not be filled, or in the event of the temporary absence or disability of the chairperson of the board and the vice chairperson of the board, the chief executive officer shall perform the duties and exercise the powers of the chairperson of the board unless otherwise determined by the board of directors.

5.11   THE PRESIDENT

The president shall have, subject to the supervision, direction and control of the board of directors, the general powers and duties of supervision, direction and management of the affairs and business of the corporation customarily and usually associated with the position of president. The president shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chairperson of the board or the chief executive officer. In the event of the absence or disability of the chief executive officer, the president shall perform the duties and exercise the powers of the chief executive officer unless otherwise determined by the board of directors.

5.12   THE VICE PRESIDENTS AND ASSISTANT VICE PRESIDENTS

Each vice president and assistant vice president shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chairperson of the board, the chief executive officer or the president.

5.13   THE SECRETARY AND ASSISTANT SECRETARIES

(i)   The secretary shall attend meetings of the board of directors and meetings of the stockholders and record all votes and minutes of all such proceedings in a book or books kept for such purpose. The secretary shall have all such further powers and duties as are customarily and usually associated with the position of

secretary or as may from time to time be assigned to him or her by the board of directors, the chairperson of the board, the chief executive officer or the president.

(ii)   Each assistant secretary shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chairperson of the board, the chief executive officer, the president or the secretary. In the event of the absence, inability or refusal to act of the secretary, the assistant secretary (or if there shall be more than one, the assistant secretaries in the order determined by the board of directors) shall perform the duties and exercise the powers of the secretary.

5.14   THE CHIEF FINANCIAL OFFICER AND ASSISTANT TREASURERS

(i)   The chief financial officer shall be the treasurer of the corporation. The chief financial officer shall have custody of the corporation's funds and securities, shall be responsible for maintaining the corporation's accounting records and statements, shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. The chief financial officer shall also maintain adequate records of all assets, liabilities and transactions of the corporation and shall assure that adequate audits thereof are currently and regularly made. The chief financial officer shall have all such further powers and duties as are customarily and usually associated with the position of chief financial officer, or as may from time to time be assigned to him or her by the board of directors, the chairperson, the chief executive officer or the president.

(ii)   Each assistant treasurer shall have such powers and perform such duties as may from time to time be assigned to him or her by the board of directors, the chief executive officer, the president or the chief financial officer. In the event of the absence, inability or refusal to act of the chief financial officer, the assistant treasurer (or if there shall be more than one, the assistant treasurers in the order determined by the board of directors) shall perform the duties and exercise the powers of the chief financial officer.

ARTICLE VI — STOCK

6.1   STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the corporation by the chairperson of the board of directors or vice-chairperson of the board of directors, or the president or a vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The corporation shall not have power to issue a certificate in bearer form.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the corporation in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the corporation shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; *provided, however*, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this section 6.2 a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST, STOLEN OR DESTROYED CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The board of directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the corporation's capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock, subject to the provisions of the certificate of incorporation.

The board of directors may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer; *provided, however,* that such succession, assignment or authority to transfer is not prohibited by the certificate of incorporation, these bylaws, applicable law or contract.

6.6 STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7   REGISTERED STOCKHOLDERS

The corporation:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1   NOTICE OF STOCKHOLDERS' MEETINGS

Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the corporation's records. An affidavit of the secretary or an assistant secretary of the corporation or of the transfer agent or other agent of the corporation that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2   NOTICE BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if:

(i)   the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent; and

(ii)   such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)   if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)   if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

7.3 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within 60 days of having been given written notice by the corporation of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 WAIVER OF NOTICE

Whenever notice is required to be given to stockholders, directors or other persons under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders or the board of directors, as the case may be, need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director of the corporation or an officer of the corporation, or while a director of the corporation or officer of the corporation is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION

Subject to the other provisions of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be

made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or while a director or officer of the corporation is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3   SUCCESSFUL DEFENSE

To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

8.4   INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the corporation shall have power to indemnify its employees and its agents to the extent not prohibited by the DGCL or other applicable law. The board of directors shall have the power to delegate the determination of whether employees or agents shall be indemnified to such person or persons as the board of determines.

8.5   ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems reasonably appropriate and shall be subject to the corporation's expense guidelines. The right to advancement of expenses shall not apply to any claim for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in Section 8.6(ii) or 8.6(iii) prior to a determination that the person is not entitled to be indemnified by the corporation.

8.6   LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the corporation shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)   for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person against the corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the corporation under applicable law, (c) otherwise required to be made under Section 8.7 or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law; *provided, however*, that if any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article VIII (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforcebable.

8.7   DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the corporation of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The corporation shall indemnify such person against any and all expenses that are incurred by such person in connection with any action for indemnification or advancement of expenses from the corporation under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the corporation shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8   NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9   INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10   SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11   EFFECT OF REPEAL OR MODIFICATION

Any amendment, alteration or repeal of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

8.12   CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the "**corporation**" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation

or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "**serving at the request of the corporation**" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the corporation**" as referred to in this Article VIII.

ARTICLE IX — GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

9.3 SEAL

The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors. The corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "**person**" includes both an entity and a natural person.

ARTICLE X — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; *provided, however*, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the corporation to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII and this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other Bylaw). The board of directors shall also have the power to adopt, amend or repeal bylaws; *provided, however*, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors.

ARTICLE XI — EXCLUSIVE FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a

claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the corporation to the corporation or the corporation's stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the corporation or any current or former director or officer or other employee of the corporation arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time), (iv) any action asserting a claim related to or involving the corporation that is governed by the internal affairs doctrine, or (v) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL shall be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

TESLA, INC.
PERFORMANCE STOCK OPTION AWARD AGREEMENT

Part I. <u>NOTICE OF STOCK OPTION GRANT</u>

Participant Name: **Elon Musk**

Address: 1 Rocket Rd
Hawthorne, CA 90250

The Participant has been granted a Non-Qualified Stock Option to purchase Common Stock of Tesla, Inc. (the "<u>Company</u>") pursuant to the terms and conditions of this Performance Stock Option Award Agreement (the "<u>Agreement</u>"), as follows. Any capitalized term that is not defined in this Part I of the Agreement titled "Notice of Stock Option Grant" has the meaning assigned to such term in Part II of the Agreement titled "Terms and Conditions of Stock Option Grant," attached hereto as <u>Exhibit A</u> (the "<u>Terms and Conditions</u>").

Date of Grant	January 21, 2018
Exercise Price Per Share	$350.02
Total Number of Shares Granted	20,264,042
Total Exercise Price	$7,092,819,980.84
Type of Option	Non-Qualified Stock Option
Expiration Date	January 20, 2028

I. <u>Vesting Requirements</u>

This Option is a performance-based stock option award and, subject to Participant continuing as (a) the Chief Executive Officer of the Company or (b) the Executive Chairman and Chief Product Officer of the Company (such roles satisfying either of clauses (a) or (b), the "<u>Chief Company Executive</u>") through each vesting event, shall vest and be exercisable upon the satisfaction of both Market Capitalization Milestones and Operational Milestones as described in more detail below.

As detailed in *Table 1* below, the Option is divided into twelve (12) vesting tranches (each a "<u>Tranche</u>"), with each Tranche representing a portion of the Option covering that number of Shares specified next to the applicable Tranche number in *Table 1* below. Each Tranche shall vest upon (a) satisfaction of the Market Capitalization Milestone set forth next to the applicable Tranche in *Table 1* below (each, a "<u>Market Capitalization Milestone</u>") and (b) the achievement of one of the Operational Milestones specified in *Table 2* below (each, an "<u>Operational Milestone</u>"), other than an Operational Milestone that counted towards the vesting of another Tranche, all subject to Participant continuing as the Chief Company Executive through the date the Administrator determines, approves and certifies that the requisite vesting conditions for the applicable Tranche have been satisfied (a "<u>Certification</u>"). Separate Certifications may occur on separate dates with respect to the achievement of each of a Market Capitalization Milestone and an Operational Milestone that are required for the vesting of any particular Tranche, provided that the vesting date of such Tranche will be the date on which the latter Certification necessary in order for the Tranche to vest is completed.

The Administrator shall, periodically and upon request of the Participant, assess whether the vesting requirements have been satisfied. The maximum term of the Option shall be ten (10) years so that absent earlier termination as provided herein, the Option shall expire automatically on the Expiration Date specified above (without regard to whether any or all of the Option vested or whether Participant exercised any vested part of the Option).

Table 1. Vesting Requirements for Performance-Based Option.

Tranche #	Number of Shares Subject to Option	Vesting Requirements 1	
		Market Capitalization Milestones 2	Operational Milestones 2
1	1,688,670	$100,000,000,000	Achievement of any 1 of the 16 milestones listed in Table 2
2	1,688,670	$150,000,000,000	Achievement of any 2 of the 16 milestones listed in Table 2
3	1,688,670	$200,000,000,000	Achievement of any 3 of the 16 milestones listed in Table 2
4	1,688,670	$250,000,000,000	Achievement of any 4 of the 16 milestones listed in Table 2
5	1,688,670	$300,000,000,000	Achievement of any 5 of the 16 milestones listed in Table 2
6	1,688,671	$350,000,000,000	Achievement of any 6 of the 16 milestones listed in Table 2
7	1,688,670	$400,000,000,000	Achievement of any 7 of the 16 milestones listed in Table 2
8	1,688,670	$450,000,000,000	Achievement of any 8 of the 16 milestones listed in Table 2
9	1,688,670	$500,000,000,000	Achievement of any 9 of the 16 milestones listed in Table 2
10	1,688,670	$550,000,000,000	Achievement of any 10 of the 16 milestones listed in Table 2
11	1,688,670	$600,000,000,000	Achievement of any 11 of the 16 milestones listed in Table 2
12	1,688,671	$650,000,000,000	Achievement of any 12 of the 16 milestones listed in Table 2
Total:	**20,264,042**		

Table 2. Operational Milestones.

Operational Milestones 2	
Revenue-Based Operational Milestones	Adjusted EBITDA-Based Operational Milestones
$ 20,000,000,000	$ 1,500,000,000
$ 35,000,000,000	$ 3,000,000,000
$ 55,000,000,000	$ 4,500,000,000
$ 75,000,000,000	$ 6,000,000,000
$100,000,000,000	$ 8,000,000,000
$125,000,000,000	$10,000,000,000
$150,000,000,000	$12,000,000,000
$175,000,000,000	$14,000,000,000

1   Subject to other terms of this Agreement, in order for a particular Tranche to vest, both the Market Capitalization Milestone set forth next to such Tranche *and* the required number of Operational Milestones for such Tranche must be achieved. Achievement of the vesting requirements for each Tranche shall be determined, approved and certified by the Administrator, in its sole, good faith discretion. Subject to any applicable clawback provisions, policies or other terms herein, once a milestone is achieved, it is forever deemed achieved for determining the vesting of a Tranche. For purposes of clarity, more than one Tranche may vest simultaneously upon a Certification, provided that the requisite Market Capitalization Milestones and Operational Milestones for each Tranche have been met. For example, assume that none of the Tranches has

vested, and upon a Certification, the Market Capitalization is determined to be $160,000,000,000 and at least 2 of the 16 Operational Milestones listed in Table 2 previously were determined to have been met. As of the date of such Certification, and subject to Participant remaining the Chief Company Executive through such date, both Tranches 1 and 2 will become vested.

2   The Market Capitalization and Operational Milestones are subject to adjustment pursuant to the terms of this Agreement relating to certain corporate transactions. See Section V.

II.   Determination of Market Capitalization

A.   Market Capitalization, Generally.

For purposes of this Option, "Market Capitalization" on a particular day (the "Determination Date") refers to either the "Six-month Market Cap" or the "Thirty-day Market Cap," determined in accordance with the following:

1.   A trading day refers to a day on which the primary stock exchange or national market system on which the Common Stock trades (*e.g.*, the Nasdaq Global Select Market) is open for trading.

2.   The Company's daily market capitalization for a particular trading day is equal to the product of (a) the total number of outstanding Shares as of the close of such trading day, as reported by the Company's transfer agent, and (b) the closing price per Share as of the close of such trading day, as reported by The Nasdaq Stock Market ("Nasdaq") (or other reliable source selected by the Administrator if Nasdaq is not reporting a closing price for that day) (such product, the "Daily Market Capitalization").

3.   The "Six-month Market Cap" is equal to (a) the sum of the Daily Market Capitalization of the Company for each trading day during the six (6) calendar month period immediately prior to and including the Determination Date, divided by (b) the number of trading days during such period.

4.   The "Thirty-day Market Cap" is equal to (a) the sum of the Daily Market Capitalization of the Company for each trading day during the thirty (30) calendar day period immediately prior to and including the Determination Date, divided by (b) the number of trading days during such period.

In order for the Market Capitalization Milestone set forth in *Table 1* for any particular Tranche above to be met, both the Six-month Market Cap and the Thirty-day Market Cap must equal or exceed the value of such applicable Market Capitalization Milestone on any Determination Date.

III.   Determination of Revenue and Adjusted EBITDA for Operational Milestones

A.   Revenue

For purposes of this Option, "Revenue" on a Determination Date shall mean the Company's total revenues, as reported by the Company in its financial statements on Forms 10-Q and 10-K filed with the U.S. Securities and Exchange Commission ("SEC"), for the previous four (4) consecutive fiscal quarters of the Company.3

B.   Adjusted EBITDA

For purposes of this Option, "Adjusted EBITDA" on a Determination Date shall mean the Company's net (loss) income attributable to common stockholders before interest expense, (benefit) provision for income taxes, depreciation and amortization, and stock based compensation, as reported by the Company in its financial statements on Forms 10-Q and 10-K filed with the SEC, for the previous four (4) consecutive fiscal quarters of the Company.4

IV.   Vesting Determination upon Change in Control of the Company

Notwithstanding *Sections I, II and III* above, in the event of a Change in Control, for purposes of determining whether any Tranches vest on or after the Change in Control, the Operational Milestones shall be disregarded and only the Market Capitalization Milestones shall be required to be met for the vesting of Tranches.

3   For the avoidance of doubt, for purposes of this Agreement, Revenue shall be such amount without application of any rounding used in reporting the amount in the Company's Form 10-Q or 10-K, as applicable.

4 For the avoidance of doubt, for purposes of this Agreement, Adjusted EBITDA shall be such amount without application of any rounding used in reporting the amount in the Company's Form 10-Q or 10-K, as applicable.

In the event of a Change of Control, the Six-month Market Cap and Thirty-day Market Cap shall be disregarded and the Market Capitalization shall equal the product of (a) the total number of outstanding Shares immediately prior to the effective time of such Change in Control, as reported by the Company's transfer agent, and (b) the greater of the (i) most recent closing price per Share immediately prior to the effective time of such Change in Control, as reported by Nasdaq (or other reliable source selected by the Administrator if Nasdaq is not reporting a closing price for that day), or (ii) per Share price (plus the per Share value of any other consideration) received by the Company's stockholders in the Change in Control.

To the extent that any Tranche has not vested as of immediately before the effective time of the Change in Control and otherwise does not vest as a result of the Change in Control, such unvested Tranche will be forfeited automatically as of the effective time of the Change in Control and never shall become vested.

V. Milestone Adjustments in the Event of Certain Corporate Transactions

A. Milestone Adjustments for Acquisitions

1. Upon and effective as of the closing of an Acquisition with a Purchase Price greater than the Transaction Value Threshold, any and all Market Capitalization Milestones that are unachieved as of immediately before the closing of such Acquisition will be increased by the dollar amount equal to the Purchase Price of such Acquisition.

2. Upon and effective as of the closing of an Acquisition in which the Revenue of Target is greater than the Revenue Threshold, any and all Revenue based Operational Milestones that are unachieved as of immediately before the closing of such Acquisition will be increased by the dollar amount equal to the Revenue of Target applicable to such Acquisition.

3. Upon and effective as of the closing of an Acquisition in which the EBITDA of Target is greater than the EBITDA Threshold, any and all Adjusted EBITDA based Operational Milestones that are unachieved as of immediately before the closing of such Acquisition will be increased by the dollar amount equal to the EBITDA of Target applicable to such Acquisition.

B. Milestone Adjustments for Spin-Offs

1. Upon and effective as of the completion of a Spin-Off with a Spin-Off Value greater than the Transaction Value Threshold, any and all Market Capitalization Milestones that are unachieved as of immediately before the completion of such Spin-Off will be decreased by the dollar amount equal to the Spin-Off Value of such Spin-Off.

2. Upon and effective as of the completion of a Spin-Off in which the Revenue of Spin-Off is greater than the Revenue Threshold, any and all Revenue based Operational Milestones that are unachieved as of immediately before the completion of such Spin-Off will be decreased by the dollar amount equal to the Revenue of Spin-Off applicable to such Spin-Off.

3. Upon and effective as of the completion of a Spin-Off in which the EBITDA of Spin-Off is greater than the EBITDA Threshold, any and all Adjusted EBITDA based Operational Milestones that are unachieved as of immediately before the completion of such Spin-Off will be decreased by the dollar amount equal to the EBITDA of Spin-Off applicable to such Spin-Off.

VI. Termination Period

If the Participant ceases to be the Chief Company Executive for any reason, the Administrator shall promptly assess whether any vesting requirements have been satisfied as of the Determination Date on or prior to the date the Participant ceases to be the Chief Company Executive, and provide Certification of the same, effective as of the date the Participant ceases to be the Chief Company Executive.

If Participant ceases to be the Chief Company Executive for any reason, any portion of this Option that has not vested by the date of Participant's cessation as the Chief Company Executive will remain outstanding until the

date of such final Certification specified in the immediately preceding paragraph (but in no event later than the Expiration Date) solely for purposes of such final Certification, and any such portion of the Option that fails to vest upon such final Certification will be forfeited automatically and never shall become vested. If, upon Participant's cessation as the Chief Company Executive, Participant continues as an Employee of the Company, and so long as Participant continues as an Employee of the Company, any vested and unexercised portion of the Option may be exercised until the Expiration Date of the Option.

If Participant ceases to be an Employee for any reason, this Option may, to the extent vested as of the date of Participant's cessation as an Employee, be exercised until the one (1) year anniversary of the date of cessation as an Employee, but in no event later than the Expiration Date of the Option.

Notwithstanding the forgoing, this Option may expire other than as provided in this Section VI as provided in Section 7 of the Terms and Conditions.

VII. <u>Holding Period</u>

During Participant's lifetime, except as permitted under a cashless exercise in accordance with Section 6(b) of the Terms and Conditions and to satisfy tax withholding obligations in accordance with Section 9.2 of the Terms and Conditions, Participant shall not sell, transfer or dispose of the Shares acquired upon exercise of the Option until after the five (5) year anniversary of the applicable date of exercise of such Shares; provided, however, the Participant may conduct transactions that involve merely a change in the form in which Participant owns such Shares (*e.g.*, transfer Shares to an *inter vivos* trust for which Participant is the beneficiary during Participant's lifetime), or as permitted by the Administrator consistent with the Company's internal policies.

VIII. <u>Acceptance of Option</u>

By Participant's acceptance of this Agreement either electronically through the electronic acceptance procedure established by the Company or through a written acceptance delivered to the Company in a form satisfactory to the Company, Participant agrees that this Option is granted under and governed by the terms and conditions of this Agreement, including the Terms and Conditions, attached hereto as <u>Exhibit A</u>, all of which are made a part of this document. Participant confirms that he has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Agreement. Participant further agrees to notify the Company upon any change in the residence address indicated above.

[*Signature page follows*]

In witness whereof, Tesla, Inc. has caused this Agreement to be executed on its behalf by its duly-authorized officer on the day and year first indicated above.

TESLA, INC.

/s/ Deepak Ahuja
Name: Deepak Ahuja
Title: Chief Financial Officer

Agreed and accepted:

Participant:
/s/ Elon Musk
Elon Musk

Part II. TERMS AND CONDITIONS OF STOCK OPTION GRANT

1. <u>Definitions</u>.   As used herein, the following definitions shall apply to the following capitalized terms:

1.1.   "Acquisition" means any merger of a corporation or other entity with or into the Company by the Company of a corporation or other entity, or purchase by the Company of all or substantially all assets of a corporation or other entity.

1.2.   "Administrator" means the Board or any committee of Directors or other individuals (excluding Participant) satisfying Applicable Laws appointed by the Board; provided that while Participant is a Director, Participant shall recuse himself from any Board approvals relating to the administration of the Agreement or this Option.

1.3.   "Agreement" means this Performance Stock Option Agreement between the Company and Participant evidencing the terms and conditions of this Option.

1.4.   "Applicable Laws" means the legal and regulatory requirements relating to the administration of equity-based awards and the related issuance of shares of common stock, including but not limited to U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the laws of any non-U.S. country or jurisdiction applicable to the Option.

1.5.   "Board" means the Board of Directors of the Company.

1.6.   "Change in Control" means the occurrence of any of the following events:

(a)   A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event shall not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b)   A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)   A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (i) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the

Company's stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 1.6, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

1.7.   "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section, any valid regulation or other guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

1.8.   "Common Stock" means the common stock of the Company.

1.9.   "Company" means Tesla, Inc., a Delaware corporation, or any successor thereto.

1.10.   "Director" means a member of the Board.

1.11.   "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

1.12.   "EBITDA of Spin-Off" means, for each Spin-Off completed during the term of the Option, the cumulative adjusted EBITDA (net (loss) income attributable to common stockholders before interest expense, (benefit) provision for income taxes, depreciation and amortization, and stock based compensation) of the Spun-Off Entity for the four (4) consecutive fiscal quarters completed as of immediately prior to the completion of such Spin-Off, but only to the extent that such cumulative value is greater than zero ($0). If such Target does not have four (4) fiscal quarters of operating history, the calculation will be annualized based on available quarterly financial data, as determined in good faith by the Administrator.

1.13.   "EBITDA of Target" means, for each Acquisition completed during the term of the Option, the cumulative adjusted EBITDA (net (loss) income attributable to common stockholders before interest expense, (benefit) provision for income taxes, depreciation and amortization, and stock based compensation) of the Target (or, to the extent applicable, any predecessor to Target) for the four (4) consecutive fiscal quarters completed as of immediately prior to the closing date of such Acquisition, but only to the extent that such cumulative value is greater than zero ($0). If such Target does not have four (4) fiscal quarters of operating history, the calculation will be annualized based on available quarterly financial data, as determined in good faith by the Administrator.

1.14.   "EBITDA Threshold" means a dollar amount equal to one hundred million dollars ($100,000,000).

1.15.   "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

1.16.   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

1.17.   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(a)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for the Common Stock (or the closing bid, if no sales were reported) as quoted on

such exchange or system on the day of determination (or if the day of determination is not a day on which the exchange or system is not open for trading, then the last day prior thereto on which the exchange or system was open for trading), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or if the day of determination is not a day on which the dealer is not open for trading, then the last day prior thereto on which the dealer was open for trading), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c)   In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

1.18.   "Non-Qualified Stock Option" means a stock option that by its terms does not qualify or is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

1.19.   "Notice of Grant" means the written notice, in Part I of this Agreement titled "Notice of Stock Option Grant," evidencing certain terms and conditions of this Option. The Notice of Grant constitutes a part of the Agreement.

1.20.   "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.21.   "Option" means this stock option to purchase Shares granted pursuant to this Agreement.

1.22.   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

1.23.   "Participant" means the person named as the "Participant" in the Notice of Grant.

1.24.   "Purchase Price" means, for each Acquisition, the purchase price as determined reasonably and in good faith by the Administrator, taking into account, without limitation, the value of consideration paid or issued, future payments to be paid, assets acquired or liabilities discharged or assumed by the Company in the Acquisition.

1.25.   "Revenue of Spin-Off" means, for each Spin-Off completed during the term of the Option, the cumulative revenue of the Spun-Off Entity for the four (4) consecutive fiscal quarters prior to the completion of such Spin-Off. If such entity does not have four (4) fiscal quarters of operating history, the calculation will be annualized based on available quarterly financial data, as determined in good faith by the Administrator.

1.26.   "Revenue of Target" means, for each Acquisition completed during the term of the Option, the cumulative revenue of the Target (or, to the extent applicable, any predecessor to Target) for the four (4) consecutive fiscal quarters as of immediately prior to the closing date of such Acquisition. If such Target does not have four (4) fiscal quarters of operating history, the calculation will be annualized based on available quarterly financial data, as determined in good faith by the Administrator.

1.27.   "Revenue Threshold" means a dollar amount equal to five hundred million dollars ($500,000,000).

1.28.   "Share" means a share of the Common Stock, as adjusted in accordance with Section 7 of this Agreement.

1.29.   "Spin-Off" means any split-up, spin-off or divestiture transaction by the Company.

1.30.   "Spin-Off Value" means, for each Spin-Off, the enterprise value of the split-up, spun-off or divested portion of the Company (the "Spun-Off Entity"), as determined reasonably and in good faith by the Administrator.

1.31.   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

1.32.   "Target" means any corporation or other entity acquired by the Company or merged with or into the Company, or from which all or substantially all assets of such corporation or other entity are acquired by the Company, in an Acquisition.

1.33.   "Tax Obligations" means any tax and/or social insurance liability obligations and requirements in connection with the Option, including, without limitation, (i) all federal, state, and local taxes (including Participant's Federal Insurance Contributions Act (FICA) obligation) that are required to be withheld by the Company or other payment of tax-related items related to the Option and legally applicable to Participant, (ii) Participant's and, to the extent required by the Company, the Company's fringe benefit tax liability, if any, associated with the grant, vesting, or exercise of the Option or sale of Shares, and (iii) any other Company taxes the responsibility for which Participant has, or has agreed to bear, with respect to the Option (or exercise thereof or issuance of Shares thereunder).

1.34.   "Transaction Value Threshold" means a dollar amount equal to one billion dollars ($1,000,000,000).

2.   Grant of Option.   The Company hereby grants to Participant named in the Notice of Grant the Option to purchase the number of Shares, as set forth in the Notice of Grant, at the Exercise Price Per Share set forth in the Notice of Grant (the "Exercise Price"), subject to all of the terms and conditions in this Agreement. Shares may be authorized, but unissued, or reacquired Common Stock.

3.   Vesting Requirements.   The Option awarded by this Agreement will vest in accordance with the vesting provisions set forth in the Notice of Grant. Shares scheduled to vest upon the occurrence of a certain condition will not vest in Participant in accordance with any of the provisions of this Agreement, unless Participant will have been continuously the Chief Company Executive from the Date of Grant set forth in the Notice of Grant ("Date of Grant") until the date such vesting occurs.

4.   Exercise of Option.

4.1.   Right to Exercise.   This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the terms of this Agreement.

4.2.   Method of Exercise.   This Option is exercisable by delivery of an exercise notice, in a form approved by the Administrator (the "Exercise Notice"), or in a manner and pursuant to such procedures as the Administrator may determine, which will state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised (the "Exercised Shares"), and such other representations and agreements as may be required by the Company pursuant to the provisions of the Agreement. The Exercise Notice will be completed by Participant and delivered to the Company. The Exercise Notice will be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares together with any Tax Obligations. This Option will be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by such aggregate Exercise Price.

5.   Term of Option.   Subject to Section 7, this Option may be exercised only within the term specified in the Notice of Grant, and may be exercised during such term only in accordance with the terms and conditions of this Agreement. In the event that the Company's stockholders (a) do not approve the Option within twelve (12) months following the Date of Grant, or (b) vote upon the Option at any meeting of the Company's stockholders and do not approve the Option by the requisite vote, in each case in accordance with the applicable rules of the Nasdaq Stock Market LLC (or other primary stock exchange or national market system on which the Common Stock trades), the Option automatically will be forfeited as of such date and Participant shall have no further rights to the Option or any Shares underlying the Option. In no event may the Option or any portion thereof be exercised before the Company's stockholders approve the Option, notwithstanding any vesting of all or a portion of the Option prior to such stockholder approval.

6.   Method of Payment.   Payment of the aggregate Exercise Price will be by any of the following, or a combination thereof, at the election of Participant.

(a)   cash; or

(b)   consideration received by the Company under a cashless exercise program, whether through a broker or otherwise, implemented by the Company in connection with the Option.

7. Adjustments; Dissolution of Liquidation; Merger or Change in Control.

    7.1. Adjustments.

        7.1.1. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Agreement (and in a manner that will not provide Participant with any greater benefit or potential benefits than intended to be made available under the Agreement, other than as may be necessary solely to reflect changes resulting from any such aforementioned event), will adjust the number, class, and exercise price of shares covered by the Option.

        7.1.2. It is intended that, if possible, any adjustments contemplated by this Section 7.1 be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Section 409A of the Code) and accounting (so as not to trigger any charge to earnings with respect to such adjustment) requirements.

    7.2. Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, the Option will terminate immediately prior to the consummation of such proposed action.

    7.3. Merger or Change in Control. In the event of a merger or Change in Control, the Option will be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation, provided that the Administrator may not accelerate the vesting of any portion of the Option, and any portion of the Option that is unvested as of the effective time of a Change in Control will terminate automatically upon such effective time. Notwithstanding anything to the contrary herein, upon a Change in Control, any vested and unexercised portion of the Option will be exercisable until the Expiration Date of the Option. For the purposes of this Section 7.3, the Option will be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything in this Section 7.3 to the contrary, the Option will not be considered assumed if the Company or its successor modifies any performance goals under this Agreement without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure or in accordance with Section 7.1 will not be deemed to invalidate an otherwise valid Option assumption.

8. Leave of Absence. Unless the Administrator provides otherwise, vesting of the Option will be suspended during any unpaid leave of absence.

9. Tax Matters.

    9.1. Tax Obligations. Participant acknowledges that, regardless of any action taken by the Company, the ultimate liability for any Tax Obligations is and remains Participant's responsibility and may exceed the amount actually withheld by the Company. Participant further acknowledges that the Company (A) makes no representations or undertakings regarding the treatment of any Tax Obligations in connection with any aspect of the Option, including, but not limited to, the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends or other distributions, and (B) does not commit to and is under no obligation to structure the terms of the grant or any aspect of the Option

to reduce or eliminate Participant's liability for Tax Obligations or achieve any particular tax result. Further, if Participant is subject to Tax Obligations in more than one jurisdiction between the Date of Grant and the date of any relevant taxable or tax withholding event, as applicable, Participant acknowledges that the Company may be required to withhold or account for Tax Obligations in more than one jurisdiction. If Participant fails to make satisfactory arrangements for the payment of any required Tax Obligations hereunder at the time of the applicable taxable event, Participant acknowledges and agrees that the Company may refuse to issue or deliver the Shares.

9.2. <u>Tax Withholdings</u>. Pursuant to such procedures as the Administrator may specify from time to time, the Company shall withhold the amount required to be withheld for the payment of Tax Obligations. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit Participant to satisfy such Tax Obligations, in whole or in part (without limitation), if permissible by Applicable Laws, by (i) paying cash, or (ii) selling a sufficient number of such Shares otherwise deliverable to Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the minimum amount that is necessary to meet the withholding requirement for such Tax Obligations (or such greater amount as Participant may elect if permitted by the Administrator, if such greater amount would not result in adverse financial accounting consequences).

9.3. <u>Code Section 409A</u>. Under Code Section 409A, a stock right (such as the Option) granted with a per Share exercise price that is determined by the Internal Revenue Service (the "IRS") to be less than the fair market value of a Share on the date of grant (a "Discount Option") may be considered "deferred compensation" and subject the holder of the Discount Option to adverse tax consequences. Participant agrees that if the IRS determines that the Option was granted with a per Share exercise price that was less than the fair market value of a Share on its date of grant, Participant will be solely responsible for Participant's costs related to such a determination. In no event will the Company or any Parent or Subsidiary of the Company have any liability or obligation to reimburse, indemnify, or hold harmless Participant for any taxes, interest, or penalties that may be imposed, or other costs incurred, as a result of Section 409A or any state law equivalent.

9.4. <u>Tax Consequences</u>. Participant has reviewed with Participant's own tax advisors the U.S. federal, state, local and non-U.S. tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Participant relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Participant understands that Participant (and not the Company) shall be responsible for Participant's own Tax Obligations and any other tax-related liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

10. <u>Rights as Stockholder</u>. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

11. <u>No Guarantee of Continued Service</u>. PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING PROVISIONS HEREOF IS EARNED ONLY BY (AMONG OTHER THINGS) CONTINUING AS THE CHIEF COMPANY EXECUTIVE AT THE WILL OF THE COMPANY AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER. PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING PROVISIONS SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS THE CHIEF COMPANY EXECUTIVE FOR ANY PERIOD, OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH PARTICIPANT'S RIGHT OR THE RIGHT OF THE COMPANY (OR THE PARENT OR SUBSIDIARY EMPLOYING OR RETAINING PARTICIPANT) TO TERMINATE PARTICIPANT'S RELATIONSHIP AS THE CHIEF COMPANY EXECUTIVE OR AS A SERVICE PROVIDER OF THE COMPANY OR ANY PARENT OR SUBSIDIARY OF THE COMPANY AT ANY TIME, WITH OR WITHOUT CAUSE.

12. Forfeiture Events. The Administrator shall require, in all appropriate circumstances, forfeiture or repayment with respect to this Option, where: (a) the vesting of the Option, or any portion of the Option, was predicated upon achieving certain financial results that subsequently were the subject of a financial restatement of the Company's financial statements previously filed with the SEC (such restated financial results, the "Restated Financial Results"); and (b) a lesser portion of the Option would have vested based upon the restated financial results. In each such instance, (i) Participant shall forfeit the vested portion of the Option that would not have vested based on the Restated Financial Results (the "Forfeited Portion"); provided that (ii) to the extent that Participant has exercised any Shares subject to the Forfeited Portion (the "Purchased Shares"), the Purchased Shares shall be forfeited to the Company; and provided further, that (iii) to the extent Participant transferred or disposed of in any manner any Purchased Shares, Participant shall pay to the Company the gross amount of the proceeds resulting from the transfer or other disposition of such Purchased Shares, in a single cash lump sum no later than thirty (30) days following written notice by the Company. For purposes of the immediately preceding sentence, any forfeiture or repayment required under this Section 12 shall be net of any payments made to Company to exercise this Option, as applicable, and shall be satisfied (A) first via forfeiture of any vested and outstanding portion of the Option in accordance with clause (i) of this Section, (B) next via the forfeiture, of any Shares exercised under the Option Participant holds, in accordance with clause (ii) of this Section, as applicable, and (C) lastly by requiring repayment pursuant to clause (iii) of this Section, as applicable. Notwithstanding any provisions to the contrary under this Agreement, the Option shall be subject to any clawback policy of the Company currently in effect or that may be established and/or amended from time to time that applies to this Option (the "Clawback Policy"), provided that the Clawback Policy does not discriminate solely against Participant except as required by Applicable Laws, and provided further that if there is a conflict between the terms of this Option and the Clawback Policy, the more stringent terms, as determined by the Administrator in good faith, shall apply. The Administrator may require Participant to forfeit, return or reimburse the Company all or a portion of the Option and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws.

13. Address for Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company, in care of its General Counsel at Tesla, Inc., 3500 Deer Creek Road, Palo Alto, CA 94304, or at such other address as the Company may hereafter designate in writing.

14. Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Participant only by Participant.

15. Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement shall be binding upon Participant and Participant's heirs, legatees, legal representatives, executors, administrators, successors and assigns. The rights and obligations of Participant under this Agreement may be assigned only with the prior written consent of the Company.

16. Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration, qualification or rule compliance of the Shares upon any securities exchange or under any state, federal or non-U.S. law, the tax code and related regulations or under the rulings or regulations of the SEC or any other governmental regulatory body or the clearance, consent or approval of the SEC or any other governmental regulatory authority (together, the "Issuance Requirements") is necessary or desirable as a condition to the purchase by, or issuance of Shares to, Participant (or Participant's estate) hereunder, such purchase or issuance will not occur unless and until such Issuance Requirements will have been completed, effected or obtained free of any conditions not acceptable to the Company. Shares will not be issued pursuant to the exercise of the Option unless the exercise of the Option and the issuance and delivery of such Shares will comply with Applicable Laws and, to the extent the Company determines to be appropriate, will be further subject to the approval of counsel for the Company with respect to such compliance. Subject to the terms of the Agreement, the Company shall not be required to issue any certificate or certificates for Shares hereunder prior to the lapse of such reasonable period of time following the date of exercise of the Option as the Administrator may establish from time to time for reasons of administrative convenience. The Company will make all reasonable efforts to meet the Issuance Requirements. Assuming such satisfaction of the Issuance Requirements, for income tax purposes the Exercised Shares will be considered transferred to Participant on the date the Option is exercised with respect to such Exercised Shares. The inability of the Company to meet the Issuance Requirements deemed by the Company's counsel to be necessary

or advisable for the issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such Issuance Requirements will not have been met. As a condition to the exercise of the Option, the Company may require the person exercising the Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17. <u>Administrator Authority</u>.   The Administrator will have the power and authority to construe and interpret this Agreement and to adopt such rules for the administration, interpretation and application of the Agreement as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Shares subject to the Option have vested and whether any Change in Control or any Acquisition has occurred). No acceleration of vesting of any portion of this Option will be permitted on a discretionary basis without the approval of the Company's stockholders. All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Participant, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to this Agreement.

18. <u>Electronic Delivery</u>.   The Company may, in its sole discretion, decide to deliver any documents related to Options awarded under this Agreement or future options that may be awarded by the Company by electronic means or request Participant's consent to participate in any equity-based compensation plan or program maintained by the Company by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in such plan or program through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

19. <u>Captions</u>.   Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

20. <u>Agreement Severable</u>.   In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

21. <u>Modifications to the Agreement</u>.   This Agreement constitutes the entire understanding of the parties on the subjects covered. Participant expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Agreement can be made only in an express written contract executed by a duly authorized officer of the Company. Notwithstanding anything to the contrary in this Agreement, the Company reserves the right to revise this Agreement as it deems necessary or advisable, in its sole discretion and without the consent of Participant, to comply with Code Section 409A or otherwise to avoid imposition of any additional tax or income recognition under Code Section 409A in connection with this Option.

22. <u>No Waiver</u>.   Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party from thereafter enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

23. <u>No Advice Regarding Grant</u>.   The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding this Agreement, or Participant's acquisition or sale of the underlying Shares. Participant is hereby advised to consult with Participant's own tax, legal and financial advisors regarding this Agreement before taking any action related to this Agreement.

24. <u>Governing Law and Venue</u>.   This Agreement will be governed by the laws of the State of California, without giving effect to the conflict of law principles thereof. For purposes of litigating any dispute that arises under this Option or this Agreement, the parties hereby submit to and consent to the jurisdiction of the State of California, and agree that such litigation will be conducted in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this Option is made and/or to be performed.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RICHARD J. TORNETTA, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Nominal Defendant TESLA, INC.,	))))	
Plaintiff,	)))	
v.	))	C.A. No. 2018-0408-KSJM
ELON MUSK, ROBYN M. DENHOLM, ANTONIO J. GRACIAS, JAMES MURDOCH, LINDA JOHNSON RICE, BRAD W. BUSS, and IRA EHRENPREIS,	)))))))	
Defendants, and	))	
TESLA, INC., a Delaware Corporation,	))	
Nominal Defendant.	)	

POST-TRIAL OPINION

Date Submitted: April 25, 2023
Date Decided: January 30, 2024

Gregory V. Varallo, Glenn R. McGillivray, BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP, Wilmington, Delaware; Jeroen van Kwawegen, Margaret Sanborn-Lowing, BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP, New York, New York; Peter B. Andrews, Craig J. Springer, David M. Sborz, Andrew J. Peach, Jackson E. Warren, ANDREWS & SPRINGER LLC, Wilmington, Delaware; Jeremy S. Friedman, Spencer M. Oster, David F.E. Tejtel, FRIEDMAN OSTER & TEJTEL PLLC; Bedford Hills, New York; *Counsel for Plaintiff Richard J. Tornetta.*

David E. Ross, Garrett B. Moritz, Thomas C. Mandracchia, ROSS ARONSTAM & MORITZ LLP, Wilmington, Delaware; Evan R. Chesler, Daniel Slifkin, Vanessa A. Lavely, CRAVATH, SWAINE & MOORE LLP, New York, New York; *Counsel for Defendants Elon Musk, Robyn M. Denholm, Antonio J. Gracias, James Murdoch, Linda Johnson Rice, Brad W. Buss, and Ira Ehrenpreis.*

Catherine A. Gaul, Randall J. Teti, ASHBY & GEDDES, P.A., Wilmington, Delaware; *Counsel for Nominal Defendant Tesla, Inc.*

McCORMICK, C.

Was the richest person in the world overpaid? The stockholder plaintiff in this derivative lawsuit says so. He claims that Tesla, Inc.'s directors breached their fiduciary duties by awarding Elon Musk a performance-based equity-compensation plan. The plan offers Musk the opportunity to secure 12 total tranches of options, each representing 1% of Tesla's total outstanding shares as of January 21, 2018. For a tranche to vest, Tesla's market capitalization must increase by $50 billion and Tesla must achieve either an adjusted EBITDA target or a revenue target in four consecutive fiscal quarters. With a $55.8 billion maximum value and $2.6 billion grant date fair value, the plan is the largest potential compensation opportunity ever observed in public markets by multiple orders of magnitude—250 times larger than the contemporaneous median peer compensation plan and over 33 times larger than the plan's

closest comparison, which was Musk's prior compensation plan. This post-trial decision enters judgment for the plaintiff, finding that the compensation plan is subject to review under the entire fairness standard, the defendants bore the burden of proving that the compensation plan was fair, and they failed to meet their burden.

A board of director's decision on how much to pay a company's chief executive officer is the quintessential business determination subject to great judicial deference. But Delaware law recognizes unique risks inherent in a corporation's transactions with its controlling stockholder. Given those risks, under Delaware law, the presumptive standard of review for conflicted-controller transactions is entire fairness. To invoke the entire fairness standard, the plaintiff argues that Musk's compensation plan was a conflicted-controller transaction. The plaintiff thus forces the question: Does Musk control Tesla?

Delaware courts have been presented with this question thrice before, when more adroit judges found ways to avoid definitively resolving it.[1] This decision dares to "boldly go where no man has gone before,"[2] or at least where no Delaware court has tread. The collection of features characterizing Musk's relationship with Tesla and its directors gave him enormous influence over Tesla. In addition to his 21.9% equity stake, Musk was the paradigmatic "Superstar CEO,"[3] who held some of the most influential corporate positions (CEO, Chair, and founder), enjoyed thick ties with the directors tasked with negotiating on behalf of Tesla, and dominated the process that led to board approval of his compensation plan. At least as to this transaction, Musk controlled Tesla.

The primary consequence of this finding is that the defendants bore the burden of proving at trial that the compensation plan was entirely fair. Delaware law allows defendants to shift the burden of proof under the entire fairness standard where the transaction was approved by a fully informed vote of the majority of the minority stockholders. And here, Tesla conditioned the compensation plan on a majority-of-the-minority vote. But the defendants were unable to prove that the stockholder vote was fully informed because the proxy statement inaccurately described key directors as independent and misleadingly omitted details about the process.

The defendants were thus left with the unenviable task of proving the fairness of the largest potential compensation plan in the history of public markets. If any set of attorneys could have achieved victory in these unlikely circumstances, it was the talented defense attorneys here. But the task proved too tall an order.

The concept of fairness calls for a holistic analysis that takes into consideration two basic issues: process and price. The process leading to the approval of Musk's compensation plan was deeply flawed. Musk had extensive ties with the persons tasked with negotiating on Tesla's behalf. He had a 15-year relationship with the compensation committee chair, Ira Ehrenpreis. The other compensation committee member placed on the working group, Antonio Gracias, had business relationships with Musk dating back over 20 years, as well as the sort of personal relationship that had him vacationing with Musk's family on a regular basis. The working group included management members who were beholden to Musk, such as General Counsel Todd Maron who was Musk's former divorce attorney and whose admiration for Musk moved him to tears during his deposition. In fact, Maron was a primary go-between Musk and the committee, and it is unclear on whose side Maron viewed himself. Yet many of the documents cited by the defendants as proof of a fair process were drafted by Maron.

Given the collection of people tasked with negotiating on Tesla's behalf, it is unsurprising that there was no meaningful negotiation over any of the terms of the plan. Ehrenpreis testified that he did not view the negotiation as an adversarial process. He said: "We were not on different sides of things." Maron explained that he viewed the process as "cooperative" with Musk. Gracias admitted that there was no "positional negotiation." This testimony came as close to admitting a controlled mindset as it gets. And consistent with this specific-to-Musk approach, the committee avoided using objective benchmarking data that would have revealed the unprecedented nature of the compensation plan.

In credit to these witnesses, their testimony was truthful. They did not take a position "on the other side" of Musk. It was a cooperative venture. There were no positional negotiations. Musk proposed a grant size and structure,

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[1] *In re Tesla Motors, Inc. S'holder Litig.*, 2018 WL 1560293 (Del. Ch. Mar. 28, 2018) [hereinafter "*SolarCity I*"]; *In re Tesla Motors, Inc. S'holder Litig.*, 2022 WL 1237185 (Del. Ch. Apr. 27, 2022) [hereinafter "*SolarCity II*"], *aff'd*, 298 A.3d 667 (Del. 2023) [hereinafter "*SolarCity III*"].

[2] *Star Trek: The Original Series* (Paramount Pictures 1968).

[3] Assaf Hamdani & Kobi Kastiel, *Superstar CEOs and Corporate Law*, 100 Wash. U. L. Rev. 1353 (2023) [hereinafter "*Superstar CEOs*"].

and that proposal supplied the terms considered by the compensation committee and the board until Musk unilaterally lowered his ask six months later. Musk did not seem to care much about the other details. They got ironed out.

In this litigation, the defendants touted as concessions certain features of the compensation plan—a five-year holding period, an M&A adjustment, and a 12-tranche structure that required Tesla to increase market capitalization by $100 billion more than Musk had initially proposed to maximize compensation under the plan. But the holding period was adopted in part to increase the discount on the publicly disclosed grant price, the M&A adjustment was industry standard, and the 12-tranche structure was reached in an effort to translate Musk's fully-diluted-share proposal to the board's preferred total-outstanding-shares metric. It is not accurate to refer to these terms as concessions.

The defendants also point to the duration of the process (nine months) and the number of board and committee meetings (ten) as evidence that the process was thorough and extensive. The defendants' statistics, however, elide the lack of substantive work. Time spent only matters when well spent. Plus, most of the work on the compensation plan occurred during small segments of those nine months and under significant time pressure imposed by Musk. Musk dictated the timing of the process, making last-minute changes to the timeline or altering substantive terms immediately prior to six out of the ten board or compensation committee meetings during which the plan was discussed.

And that is just the process. The price was no better. In defense of the historically unprecedented compensation plan, the defendants urged the court to compare what Tesla "gave" against what Tesla "got." This structure set up the defendants' argument that the compensation plan was "all upside" for the stockholders. The defendants asserted that the board's primary objective with the compensation plan was to position Tesla to achieve transformative growth, and that Tesla accomplished this by securing Musk's continued leadership. The defendants offered Musk an opportunity to increase his Tesla ownership by about 6% (from about 21.9% to at most 28.3%) if, and only if, he increased Tesla's market capitalization from approximately $50 billion to $650 billion, while also hitting the operational milestones tied to Tesla's top-line (revenue) or bottom-line (adjusted EBITDA) growth. According to the defendants, the deal was "6% for $600 billion of growth in stockholder value."

At a high level, the "6% for $600 billion" argument has a lot of appeal. But that appeal quickly fades when one remembers that Musk owned 21.9% of Tesla when the board approved his compensation plan. This ownership stake gave him every incentive to push Tesla to levels of transformative growth—Musk stood to gain over $10 billion for every $50 billion in market capitalization increase. Musk had no intention of leaving Tesla, and he made that clear at the outset of the process and throughout this litigation. Moreover, the compensation plan was not conditioned on Musk devoting any set amount of time to Tesla because the board never proposed such a term. Swept up by the rhetoric of "all upside," or perhaps starry eyed by Musk's superstar appeal, the board never asked the $55.8 billion question: Was the plan even necessary for Tesla to retain Musk and achieve its goals?

This question looms large in the price analysis, making each of the defendants' efforts to prove fair price seem trivial. The defendants proved that Musk was uniquely motivated by ambitious goals and that Tesla desperately needed Musk to succeed in its next stage of development, but these facts do not justify the largest compensation plan in the history of public markets. The defendants argued the milestones that Musk had to meet to receive equity under the package were ambitious and difficult to achieve, but they failed to prove this point. The defendants maintained that the plan is an exceptional deal when compared to private equity compensation plans, but they did not explain why anyone would compare a public company's compensation plan with a private-equity compensation plan. The defendants insisted that the plan worked in that it delivered to stockholders all that was promised, but they made no effort to prove causation. They also made no effort to explain the rationale behind giving Musk 1% per tranche, as opposed to some lesser portion of the increased value. None of these arguments add up to a fair price.

In the final analysis, Musk launched a self-driving process, recalibrating the speed and direction along the way as he saw fit. The process arrived at an unfair price. And through this litigation, the plaintiff requests a recall.

The plaintiff asks the court to rescind Musk's compensation plan. The plaintiff's lead argument is that the court must rescind the compensation plan due to disclosure deficiencies because the plan was conditioned on stockholder approval. This argument, although elegant in its simplicity, is overly rigid and wrong. The plaintiff offers no legal authority for why rescission must automatically follow from an uninformed vote. Generally, a court of equity enjoys broad discretion in fashioning remedies for fiduciary breach, and that general principle applies here.

Although rescission does not automatically result from the disclosure deficiencies, it is nevertheless an available remedy. The Delaware Supreme Court has referred to recission as the "preferrable" (but not the exclusive)[4] remedy for breaches of fiduciary duty when rescission can restore the parties to the position they occupied before the challenged transaction. Rescission can achieve that result in this case, where no third-party interests are implicated, and the entire compensation plan sits unexercised and undisturbed. In these circumstances, the preferred remedy is the best one. The plaintiff is entitled to rescission.

I. FACTUAL BACKGROUND

Trial took place over five days. The record comprises 1,704 trial exhibits, live testimony from nine fact and four expert witnesses, video testimony from three fact witnesses, deposition testimony from 23 fact and five expert witnesses, and 255 stipulations of fact. These are the facts as the court finds them after trial.[5]

A. Tesla And Its Visionary Leader

Tesla is a vertically integrated clean-energy company.[6] Tesla and its employees "design, develop, manufacture, sell and lease high-performance fully electric vehicles and energy generation and storage systems."[7] As of December 31, 2021, Tesla and its subsidiaries had nearly 100,000 full-time employees worldwide,[8] and its market capitalization was over $1 trillion.[9]

Tesla's success came relatively recently and, by all accounts, was made possible by Musk. In 2004, Musk led Tesla's Series A financing round, investing $6.5 million.[10] He would invest considerably more before the company went public, take on the role of chairman of Tesla's Board of Directors (the "Board") (from April 2004 to November 2018), and, ultimately, become Tesla's CEO (since October 2008).[11] Musk possesses the ability to "dr[aw] others into his vision of the possible" and "inspir[e] . . . his workers to achieve the improbable."[12] And although Musk was not at the helm of Tesla at its inception, he became the driving visionary responsible for Tesla's growth. He earned the title "founder."[13]

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[4] *Lynch v. Vickers Energy Corp.*, 429 A.2d 497, 501 (Del. 1981) (describing rescission as the "preferrable" remedy), *overruled in part by Weinberger v. UOP, Inc.*, 457 A.2d 701, 703−04 (Del. 1983) ("We therefore overrule [*Vickers*] to the extent that it purports to limit a stockholder's monetary relief to a specific damage formula.").

[5] This decision cites to: C.A. No. 2018-0408-KSJM docket entries (by docket "Dkt." number); trial exhibits (by "JX" number); trial demonstratives (by "PDX" and "DDX" number); the trial transcript, Dkts. 245−49 ("Trial Tr."); and stipulated facts set forth in the Parties' Stipulation and Pre-Trial Order, Dkt. 243 ("PTO"). The witnesses in order of appearance were: Ira Ehrenpreis, Todd Maron, Robyn M. Denholm (remotely), Deepak Ahuja, Phoung Phillips (through deposition clips), Elon Musk, Antonio J. Gracias, James Murdoch, Andrew Restaino, Brian Dunn, Jon Burg (through deposition clips), Kimbal Musk (through deposition clips), Jonathan Chang (through deposition clips), Paul Gompers, Kevin Murphy, Brad W. Buss, and Thomas Brown. The transcripts of the witnesses' respective depositions are cited using the witnesses' last names and "Dep. Tr."

[6] PTO ¶ 26.

[7] JX-1440 at 5; PTO ¶ 29.

[8] JX-1440 at 14.

[9] JX-1510 at 5. As of the start of trial in November 2022, it was $618 billion. JX-1510 at 1. After trial, Tesla's market capitalization dropped to approximately $380 billion. *See* Dkt. 263 ("Defs.' Post-Trial Opening Br.") at 9–10.

[10] JX-1386 ("Murphy Opening Expert Rep.") at 11 (giving background on Tesla's early years).

[11] *Id.* at 11−12; PTO ¶¶ 44−45.

[12] Richard Waters, *Elon Musk, billionaire tech idealist and space entrepreneur*, Fin. Times (Sept. 30, 2016), https://www.ft.com/content/8ca82034-86d0-11e6-bcfc-debbef66f80e.

[13] *See, e.g.*, Trial Tr. at 729:19–730:3 (Gracias) (describing Musk as a "founder CEO" and the "strategic visionary" of Tesla).

1. The Master Plan

At the time of Musk's initial investment, Tesla was a small-scale startup producing small quantities of a single vehicle: the Tesla "Roadster," a high-end, battery-powered sports car.[14] By 2006, however, Tesla had broadened its goals. That year, then-chairman Musk published on Tesla's blog "The Secret Tesla Motors Master Plan"[15] (a.k.a., the "Master Plan"), which provided a roadmap for Tesla's future. Distilled, Musk's vision was to start by building the Roadster sports car, to use "that money to build an affordable car," to use "that money to build an even more affordable car," and to "provide zero emission electric power generation options" while accomplishing these production milestones.[16] The plan advanced what Musk described as Tesla's "overarching purpose"—to move toward a sustainable energy economy, or, as he wrote at the time, to "expedite the move from a mine-and-burn hydrocarbon economy towards a solar electric economy."[17]

The Master Plan was bold. Although it might seem difficult to believe now, back then, the market for electric vehicles was unproven. Electric-vehicle technology was "described as impossible."[18] Even traditional automotive startups faced an "incredibly challenging" environment in which many failed.[19] In fact, no new domestic car company since Chrysler in the 1920s had achieved financial success.[20]

Given the risks, Musk himself viewed the probability of Tesla completing the Master Plan as "extremely unlikely."[21]

To even Musk's surprise, the Master Plan came to fruition. In abbreviated form, the events played out like this: In 2006, Tesla announced that it would begin to sell the Signature 100 Roadster for approximately $100,000.[22] By August 2007, Tesla had pre-sold 570 Roadsters,[23] which became available in 2008,[24] the same year that Musk became Tesla's CEO.[25] Tesla went public in January 2010, raising $226.1 million.[26] In June 2012, Tesla launched the Model S, delivering 2,650 vehicles by year's end.[27] Model S sales increased to approximately 22,000 in 2013, 32,000 in 2014, and 50,000 in 2015.[28] Over this period, Tesla developed stationary energy storage products for commercial and residential use, which it began selling in 2013.[29] In 2014, Tesla announced its intent to build its first battery "Gigafactory" and work with suppliers to integrate battery precursor material.[30] The factory went live in 2015.[31] In September 2015, Tesla launched the Model X, a midsize SUV crossover.[32]

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[14] Murphy Opening Expert Rep. at 11−12.

[15] JX-48. Musk wrote this document. PTO ¶ 47.

[16] JX-48 at 4 (emphasis omitted).

[17] *Id.* at 1.

[18] Trial Tr. at 15:21−16:18 (Ehrenpreis).

[19] *Id.*

[20] *Id.*

[21] *Id.* at 567:20−23 (Musk).

[22] *See* Murphy Opening Expert Rep. at 12 (citing *Google, Paypal founders fund battery-electric sports car*, The Globe and Mail (July 21, 2006), https://www.theglobeandmail.com/report-on-business/google-paypal-founders-fund-battery-electric-sports-car/article18168182/).

[23] *Id.* (citing *Tesla all-electric Roadster to hit road by year end*, Reuters News (August 7, 2007)).

[24] PTO ¶ 31; Murphy Opening Expert Rep. at 12.

[25] PTO ¶ 45.

[26] Murphy Opening Expert Rep. at 13.

[27] *Id.* at 14.

[28] *Id.*

[29] JX-178 at 8 (2/26/14 Form 10-K).

[30] *Id.* at 13−14.

[31] JX-248 at 5 (2/24/16 Form 10-K).

[32] PTO ¶ 35; *see also* JX-248 at 4.

2. The Master Plan, Part Deux

By 2016, Tesla had reached the final phase of the Master Plan,[33] and Musk began contemplating the next chapter of Tesla's development. In July 2016, he published a new strategic document: "Master Plan, Part Deux" (a.k.a., "Part Deux").[34]

That year, Tesla unveiled a long-range, compact sedan called the "Model 3."[35] Tesla projected that it would begin mass production of the Model 3 in 2017. That endeavor proved the crucible for Tesla. As the company disclosed on March 1, 2017: "Future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell the Model 3 vehicle . . . ."[36] Tesla announced another ambitious deadline, stating that its goal was "to achieve volume production and deliveries of this vehicle in the second half of 2017."[37]

No one thought Tesla could mass produce the Model 3.[38] Musk stated in Part Deux that, "[a]s of 2016, the number of American car companies that haven't gone bankrupt is a grand total of two: Ford and Tesla."[39] Tesla had come close to bankruptcy in its early years.[40] And as of March 2017, approximately 20% of Tesla's total outstanding shares were sold short, making it the most shorted company in U.S. capital markets at that time.[41] Everyone was betting against Tesla and the man at its helm.

3. Musk's Backstory And Motivations

Musk is no stranger to a challenge, having led the life of a serial entrepreneur.[42] He and his brother, Kimbal Musk,[43] launched Musk's first start-up in 1995.[44] Musk later co-founded an electronic payment system called X.com, which would be acquired and renamed PayPal.[45] He also founded: in 2002, a rocket development and launch company, Space Exploration Technologies Corporation ("SpaceX");[46] in 2015, an artificial intelligence research organization, OpenAI Inc.;[47] in 2016, a neurotechnology company, Neuralink Corp.;[48] and, in 2017, a private tunnel-boring company, The Boring Company.[49]

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[33] *See* JX-335 at 4−5 (3/1/17 Form 10-K).

[34] JX-274.

[35] JX-335 at 4.

[36] *Id.* at 17.

[37] *Id.*

[38] Trial Tr. at 450:17–21 (Ahuja); *see, e.g.*, JX-329 at 1 (2/23/17 Morgan Stanley report dated February 23, 2017, expecting "no more than a small/modest amount of customer deliveries" in 2018).

[39] JX-274 at 1.

[40] Trial Tr. at 17:2−6 (Ehrenpreis).

[41] *See* JX-995.

[42] *See* Murphy Opening Expert Rep. at 10−11, 112; *see also* Trial Tr. at 495:23−496:11 (Ahuja) ("Elon is a unique individual who is extremely motivated by super-difficult challenges. . . . [V]ery few people in this world can accept . . . the risk level[] that Elon can.").

[43] This decision refers to Kimbal Musk as "Kimbal" solely to distinguish him from his brother. No disrespect is intended.

[44] PTO ¶ 49.

[45] *Id.* ¶¶ 50–52.

[46] *Id.* ¶¶ 53−55, 62.

[47] *Id.* ¶ 61; Trial Tr. at 21:2−5 (Ehrenpreis).

[48] PTO ¶ 59; JX-350; Trial Tr. at 21:6−7 (Ehrenpreis).

[49] PTO ¶ 57; Trial Tr. at 21:8−10 (Ehrenpreis).

In 2017 through 2018, in addition to his positions at Tesla, Musk was the CEO, CTO, and board chairman of SpaceX and the board co-chair of OpenAI.[50] Musk divided most of his time between SpaceX and Tesla as of June 2017,[51] but he increased the amount of time he spent at Tesla by the end of 2017.[52]

Musk is motivated by ambitious goals, the loftiest of which is to save humanity. Musk fears that artificial intelligence could either reduce humanity to "the equivalent of a house cat"[53] or wipe out the human race entirely.[54] Musk views space colonization as a means to save humanity from this existential threat.[55] Musk seeks to make life "multiplanetary" by colonizing Mars.[56] Reasonable minds can debate the virtues and consequences of longtermist beliefs like those held by Musk, but they are not on trial.[57] What is relevant here is that Musk genuinely holds those beliefs.

Colonizing Mars is an expensive endeavor.[58] Musk believes he has a moral obligation to direct his wealth toward that goal,[59] and Musk views his compensation from Tesla as a means of bankrolling that mission.[60] Musk sees working at Tesla as worthy of his time only if that work generates "additional economic resources . . . that could . . . be applied to making life multi-planetary."[61]

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[50] PTO ¶ 62.

[51] Trial Tr. at 568:16−569:9, 661:7−15 (Musk); JX-408 at 13. In 2017, Musk typically spent Monday and Thursday at SpaceX, and Tuesday, Wednesday, and Friday at Tesla, with additional work for Tesla interspersed throughout the week. Trial Tr. at 661:7−15 (Musk); JX-1256 at 34 ("Mr. Musk estimates he split the bulk (at least 90%) of his work hours, approximately 80 to 90 hours per week, between Tesla and SpaceX, with an allocation of 60% to Tesla and 40% to SpaceX. He allocated his remaining work hours (8−9 hours per week) between Neuralink, The Boring Company and Open AI.").

[52] Trial Tr. at 569:10−18 (Musk) (testifying that "later in 2017, when things got very difficult for Tesla, [his] time was almost 100 percent Tesla").

[53] Musk Dep. Tr. at 110:5−111:3.

[54] *Id.* at 108:20−110:4.

[55] *See id.* at 117:10−16 (stating the mission of SpaceX is "[t]o extend the light of consciousness beyond Earth in a sustained, permanent manner" by "becoming multiplanetary"); Trial Tr. at 647:10−20 (Musk) (confirming SpaceX's mission).

[56] Trial Tr. at 647:10−20 (Musk).

[57] *Compare* William MacAskill, *What We Owe The Future* (2022), *with The Good It Promises, the Harm It Does: Critical Essays on Effective Altruism* (Carol J. Adams, Alice Crary, and Lori Gruen eds., 2023).

[58] The court takes judicial notice of this fact.

[59] Musk does not dally in the conventional amenities of ordinary billionaires. For example, he owns only one home. Musk Dep. Tr. at 118:14−21 ("I tried to put it on Airbnb, but they banned Airbnb in Hillsborough. They're so uptight.").

[60] Trial Tr. at 77:9−15 (Ehrenpreis) ("Q. Fair for me to understand that your takeaway from speaking with Mr. Musk about this compensation plan was that he never wavered on his love for Tesla, that he was trying to determine whether he could achieve his big aspirations to colonize Mars through Tesla; right? A. Correct."); *id.* at 367:9−18 (Denholm) ("Q. And I think you testified, and I just want to make sure it's clear, that one of the things that Mr. Musk told you was that he had a quest to put a mission on Mars and where he spent his time and energy needed to help him generate capital to fulfill that quest to put a mission on Mars; right? A. Yes. I mean, something like that is what I said before. I was talking about — I mentioned interplanetary travel, but in the conversation he did mention Mars."); *id.* at 420:8−12 (Maron) (affirming that "Elon wanted this new stock grant to make humans an interplanetary species and to colonize Mars"); *id.* at 666:22−667:10 (Musk) ("Q. What you did was you told Robyn and Ira that the benefit you saw in working hard at Tesla to achieve the plan was that you would have money to go to Mars. Fair to say? A. Well, not me. To get humanity to Mars. Q. That there would be funds available to pursue your long-term goal of making life interplanetary? A. Yes. Q. Saving the world? A. Well, saving civili — consciousness, yes.").

[61] *Id.* at 665:2−667:10 (Musk); *see also* Musk Dep. Tr. at 115:24−117:16, 163:14−165:5 (discussing space colonization plans and tradeoffs of spending time on Tesla).

B. Musk's Prior Compensation Plans

Prior to the challenged transaction, Musk received two compensation plans from Tesla—one in 2009 and one in 2012. Both were equity linked. The first included a performance-based component. The second was entirely performance based.

1. The 2009 Grant

On December 4, 2009, the Board approved Musk's first compensation plan (the "2009 Grant").[62] The 2009 Grant comprised two parts, each of which offered Musk stock options to purchase 4% of Tesla's fully diluted shares as measured at the grant date.[63]

The first part of the 2009 Grant vested automatically in tranches, with 1/4th vesting immediately and 1/48th vesting each month over the following three years, assuming that Musk continued to work at Tesla.[64]

The second part of the 2009 Grant was performance based, offering Musk an additional 4% of Tesla's fully diluted shares prior to the grant date for achieving each of the following: "successful completion of the Model S Engineering Prototype";

"successful completion of the Model S Vehicle Prototype"; "completion of the first Model S Production Vehicle"; and "completion of the 10,000th Model S Production Vehicle."[65] The 2009 Grant required that Musk meet these milestones within four years; otherwise, he forfeited his right to the unvested portions.[66]

Tesla began delivering its next electric car model, the Model S, in June 2012 and Musk achieved all the 2009 Grant's performance milestones by December 31, 2013.[67]

2. The 2012 Grant

Before the 2009 Grant milestones had been achieved, on August 1, 2012, the Board approved a second compensation plan for Musk (the "2012 Grant").[68] The 2012 Grant involved ten tranches, each offering options representing 0.5% of Tesla's outstanding common stock as of August 2012.[69]

For a tranche to vest, Tesla would have to achieve both a market capitalization milestone and an operational milestone.[70] Each tranche required Musk to increase Tesla's market capitalization by $4 billion—an increment greater than Tesla's $3.2 billion market capitalization 18 trading days before the Board approved the 2012 Grant.[71] The operational milestones required Tesla to accomplish specified product-related goals, such as developing and launching the Model X and the Model 3, and reaching aggregate production of 300,000 vehicles.[72] The milestones worked in tandem. For example, one tranche would vest if Tesla achieved one of the operational milestones and a

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[62] JX-68 at 2−3 (1/29/10 Form S-1 (Excerpt)).

[63] *Id.*

[64] *Id.* (stating "1/48th of the shares [are] scheduled to vest each month over the subsequent three years").

[65] *Id.* at 3.

[66] *Id.*

[67] PTO ¶¶ 32, 191; JX-178 at 114.

[68] PTO ¶ 192; JX-135 at 77 (8/2/12 Form 10-Q for Q2).

[69] JX-135 at 77.

[70] *Id.*

[71] *Id.*; JX-154 at 26 (4/17/13 Tesla Schedule 14A Proxy).

[72] JX-135 at 77; JX-154 at 26.

market capitalization increase of $4 billion, while two tranches would vest if Tesla achieved two of its operational milestones and a market capitalization increase of $8 billion.[73] The 2012 Grant had a ten-year term.[74]

By the end of 2016, Tesla had achieved seven of the market capitalization milestones and five of the operational milestones of the 2012 Grant, with another four operational milestones "considered probable of achievement."[75] By March 2017, seven of the 2012 Grant's ten tranches had vested.[76]

From the Board's perspective, the 2012 Grant was successful. In only five years, Tesla's market capitalization grew by over 15x from $3.2 billion to $53 billion.[77] Tesla saw significant operational growth as well, designing and launching the Model S, Model X, and Model 3, and increasing its total annual vehicle production from approximately 3,000 total vehicles in 2012[78] to more than 250,000 vehicles in 2017.[79] Musk worked hard toward these goals. And he was paid extremely well. In the end, the value of Musk's holdings increased from approximately $981 million to $13 billion, meaning that Musk ultimately received approximately 52x the 2012 Grant's grant date fair value.[80]

C.   The Compensation Process Takes Off.

In 2017, Tesla was already nearing completion of the 2012 Grant milestones, even though the 2012 Grant had a ten-year term. This prompted a discussion that led to the compensation plan at issue in this litigation (the "2018 Grant" or the "Grant"). By this time, Musk had accumulated beneficial ownership of 21.9% of the outstanding shares of Tesla common stock through his early investments and the two prior grants.[81]

1.   Meet The Decision Makers.

At all relevant times, Tesla had a nine-person Board comprising Musk, Kimbal, Brad W. Buss, Robyn M. Denholm, Ira Ehrenpreis, Antonio J. Gracias, Steve Jurvetson, James Murdoch, and Linda Johnson Rice.[82] The Board had a standing compensation committee (the "Compensation Committee"), which was responsible for negotiating Musk's compensation plan.[83] Ehrenpreis, Buss, Denholm, and Gracias served on the Compensation Committee, with Ehrenpreis as chair.[84] Musk and Kimbal recused themselves from most of the meetings and all of

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[73] JX-135 at 77; JX-154 at 26.

[74] JX-137 at 1 (stating the 2012 Grant expired on August 13, 2022); JX-68 at 3.

[75] JX-335 at 45.

[76] PTO ¶ 206.

[77] Tesla's market capitalization was approximately $59 billion as of the proxy statement's publication (February 2018) and $53 billion as of the stockholder approval (March 2018). JX-154 at 26; JX-878 at 24 (2/8/18 Schedule 14A Proxy Statement); JX-1510 at 26.

[78] JX-147 at 4 (3/7/13 Form 10-K).

[79] JX-1105 at 45 (2/19/19 Form 10-K).

[80] JX-1384 ("Dunn Opening Expert Rep.") at 103. This is the measure of the compensation expense for all stock-based compensation awards under the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 718. Murphy Opening Expert Rep. at 94−96 "ASC 718 allows companies to use a variety of methodologies to measure the company's cost of granting employee stock options, including Black-Scholes, binomial and lattice models, and Monte Carlo simulations. . . [T]he value of options can be estimated by computing the expected value of the option upon exercise assuming that the expected return on the stock is equal to the risk-free rate, and then discounting the expected value to the grant using the risk-free grant." *Id.*

[81] PTO ¶ 64.

[82] *Id.* ¶¶ 44, 73, 82, 87, 98, 122, 127, 132, 143.

[83] *Id.* ¶¶ 155, 214, 218, 220, 222, 224, 226, 228, 229.

[84] *Id.* ¶¶ 74, 84, 88, 106.

the votes on the 2018 Grant, and Jurvetson had prolonged leaves of absence during the relevant period.[85] The fiduciaries responsible for Tesla in connection with the 2018 Grant, therefore, were the Compensation Committee members plus Murdoch and Johnson Rice.

a. The Compensation Committee Members

i. Ehrenpreis

Ehrenpreis is a founder and managing partner of DBL Partners, an impact-investing venture-capital firm that focuses on driving environmental change through investments.[86] Ehrenpreis and DBL have invested tens of millions of dollars in Musk-controlled companies.[87]

Ehrenpreis had been a member of the Board since 2007 and chair of both the Compensation Committee and the Nominating and Corporate Governance Committee since 2009.[88] Between 2011 and 2015, Ehrenpreis was granted 865,790 Tesla options.[89] He exercised less than a quarter of those options in 2021, netting over $200 million.[90] Being a Tesla director had "been a real benefit in fundraising" for Ehrenpreis's funds.[91]

Ehrenpreis and the Musk brothers have known each other for over 15 years.[92] As Ehrenpreis acknowledged, his personal and professional relationship with the Musk brothers has had a "significant influence on his professional career[.]"[93]

To argue that Ehrenpreis's relationship with Musk was weighty in other ways, the plaintiff points to a July 2017 tweet in which Ehrenpreis professed his love for Musk.[94] But the exchange does not reveal the deep relationship that the plaintiff described. It was an irrelevant joke.[95]

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[85] *Id.* ¶¶ 133, 232; JX-631 at 1; JX-791 at 1; Trial Tr. at 48:5−10 (Ehrenpreis); *id.* at 837:1−5 (Murdoch); *id.* at 1438:3−8, 1463:19−22 (Brown).

[86] PTO ¶ 91; Trial Tr. at 11:8−15 (Ehrenpreis).

[87] PTO ¶¶ 92−95. These investments included roughly $40 million in SpaceX, $10 million in The Boring Company, and approximately $1 million in Neuralink. *Id*; Ehrenpreis Dep. Tr. at 392:24−393:16.

[88] PTO ¶¶ 87−89.

[89] JX-1701 at 1; Trial Tr. at 202:23−204:1 (Ehrenpreis). He sold only enough of these shares to cover the exercise price and taxes. Trial Tr. at 207:8−17 (Ehrenpreis).

[90] JX-1701 at 1; Trial Tr. at 204:2−207:19 (Ehrenpreis).

[91] Trial Tr. at 192:15−18 (Ehrenpreis).

[92] Kimbal Dep. Tr. at 59:17−66:4.

[93] Trial Tr. at 192:6−10 (Ehrenpreis).

[94] JX-518 at 1.

[95] To dive into the minutia of the tweet, Ehrenpreis had the right to purchase the first Model 3, but he gifted that right to Musk, tweeting, "[Musk] you deserve it!!! Much love and respect for everything you do for [Tesla]." JX-518 at 1 (7/8/17 Musk tweet, https://www.twitter.com/elonmusk/status/883848060119527424); JX-1586 at 1 (7/8/17 Ira Ehrenpreis tweet). Also in that tweet thread, Ehrenpreis jokingly proposed a "romantic dinner" with Musk on the tenth anniversary of the start of Tesla Roadster production. JX-967 at 1 (3/17/18 Ehrenpreis tweet). Ehrenpreis testified at trial that he was not "being literal" and that he "did not have a romantic dinner with [Musk] or anybody." Trial Tr. at 199:7−13 (Ehrenpreis). He remarked that "clearly humor doesn't translate" and that he and Musk had a "collaborative working relationship" instead. *Id.* at 66:11−17, 199:7−13 (Ehrenpreis). In the end, the tweet was just a bad joke; it does not inform the control analysis. *See generally* Kimbal Dep Tr. at 59:9−66:4; Trial Tr. at 193:19−21 (Ehrenpreis).

Ehrenpreis is a close friend to Kimbal. They had known each other since at least 1999, and Ehrenpreis attended Kimbal's wedding in Spain.[96] Ehrenpreis also invested in Kimbal's company, The Kitchen Group—a family of restaurants based in Colorado and Chicago.[97]

ii.   Buss

Buss joined the Board and the Compensation Committee in 2009.[98] He worked as an accountant and in the semiconductor field until his retirement in 2014, and then served as CFO of SolarCity Corp.[99] until February 2016.[100] Buss had no personal relationship with Musk or other members of the Board and has never invested in any of Musk's other businesses.[101]

From 2014 through 2016, Buss's held assets valued at between $30 and $60 million, not including his Tesla and SolarCity holdings.[102] He earned about $2 million in total compensation from his work with SolarCity.[103] Between 2011 and 2018, Buss reported that compensation as a Tesla director was approximately $17 million.[104] He realized about $24 million for sales of Tesla shares that he received as compensation prior to January 21, 2018.[105]

Buss owed roughly 44% of his net worth to Musk entities.[106] Buss lacked any other personal or business connections to Tesla and left the Board soon after the Board approved the 2018 Grant.[107]

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[96] Kimbal Dep. Tr. at 59:9−10; Trial Tr. at 193:19−21 (Ehrenpreis).

[97] Trial Tr. at 193:13−15 (Ehrenpreis); Kimbal Dep. Tr at 48:11−18.

[98] PTO ¶¶ 73−75. Buss also served on the Nominating and Corporate Governance Committee and the Audit Committee. *Id.*

[99] SolarCity is a solar technology company that Tesla acquired in November 2016. PTO ¶ 56. Musk served as SolarCity's board chair from July 2006 until November 2016. *Id.*

[100] Trial Tr. at 1375:7−22, 1377:7−10, 1377:17−1378:15 (Buss); PTO ¶¶ 77–78.

[101] Trial Tr. at 1381:6−17 (Buss).

[102] *Compare* JX-1167 ¶ 26 (9/24/19 Declaration of Brad W. Buss in Connection with the Director Defendants' Brief in Opposition to Plaintiff's Motion for Partial Summary Judgment, filed in *In re Tesla Motors, Inc. S'holder Litig.*, Consol. C.A. No. 12711-VCS) ("during 2014-2016, I had net assets, exclusive of all Tesla and SolarCity holdings, conservatively estimated at in excess of $30 million"), *with*, Trial Tr. at 1426:15−1427:13 (Buss) ("my number was bigger than [$30 million]. . . . It wasn't double or triple that, but it was substantially higher and has done very well by itself.").

[103] Trial Tr. at 1384:6−9 (Buss). Buss stepped down from his committee assignments while working for SolarCity but returned to these positions in mid-2017, in time to participate in the development of the 2018 Grant. PTO ¶¶ 74−76; Trial Tr. at 1386:12−18 (Buss). Although the exact date on which Buss rejoined the Compensation Committee is unclear, he attended the first meeting at which the 2018 Grant was discussed. JX-439 (6/23/17 Compensation Committee meeting minutes listing Buss as "present").

[104] Trial Tr. at 1409:13−21 (Buss).

[105] JX-1587 (Brad Buss Form 4s from June 25, 2010 to May 20, 2019); Trial Tr. at 1410:13−1411:12 (Buss). Buss left the Board in June 2019. PTO ¶ 81.

[106] JX-1167 ¶ 26; Trial Tr. at 1409:13−14:11:12, 1413:15−1416:8, 1426:15−1427:13 (Buss); *see also SolarCity II*, 2022 WL 1237185, at *4 & n.26. Buss was somewhat evasive when estimating this number at trial, testifying that his net assets exclusive of all Tesla and SolarCity holdings were higher than a certain amount but not "double or triple that." Trial Tr. at 1426:15−1427:13 (Buss).

[107] PTO ¶ 81.

iii.   Denholm

Denholm joined the Board and the Compensation Committee in 2014.[108] Her background is in accounting and telecommunications.[109] She was recruited to the Board by Buss, who she knew professionally.[110] Musk asked Denholm to be Board chair in 2018 following a settlement with the SEC (the "SEC Settlement") that required Musk to relinquish his chairmanship.[111]

Denholm does not appear to have had any personal relationship with Musk outside of her service on the Board. Denholm derived the vast majority of her wealth from her compensation as a Tesla director. Denholm's compensation from Tesla between 2014 and 2017 was valued at about $17 million when it was issued, an amount she acknowledged was material to her at the time.[112] Denholm ultimately received $280 million through sales in 2021 and 2022 of just some of the Tesla options she received as part of her director compensation.[113] She described this transaction as "life-changing."[114] Denholm testified that between 2017 and 2019, she received approximately $3 million per year in her non-Tesla position.[115] Even assuming Denholm valued her Tesla compensation at a fraction of its Black-Scholes value, her Tesla compensation far exceeded the compensation she received from other sources.

iv.   Gracias

Gracias joined the Board in 2007 and the Compensation Committee in 2009.[116]

He founded and continues to manage Valor Equity Partners ("Valor"), a private-equity firm with approximately $16 billion under management.[117] For years, Valor has also been "deeply operationally engaged in" Tesla.[118] Valor actively assisted management in trying to drive sales for and lower the cost of production of Tesla's Roadster model.[119]

Gracias has amassed "dynastic or generational wealth" from investing in Musk's companies.[120] Gracias invested in PayPal in the 1990s, returning "roughly 3x to 4x."[121] Valor began investing in Tesla at Musk's invitation in 2005. By 2007, Valor had invested $15 million.[122] Valor ultimately distributed some of its Tesla shares to its investors, including Gracias.[123] As of 2017, Gracias was the third-largest individual investor in Tesla, with virtually all of his Tesla shares held in trust for his children.[124] As of 2021, that Tesla stock was worth approximately

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[108] *Id.* ¶¶ 82, 84. She is also chair of the Audit Committee. *See id.* ¶ 85.

[109] Trial Tr. at 313:14−314:14 (Denholm).

[110] *Id.* at 312:3−15 (Denholm).

[111] Denholm Dep. Tr. at 93:8−95:18; PTO ¶ 83.

[112] Trial Tr. at 395:8−23 (Denholm).

[113] *Id.* at 396:8−397:12 (Denholm).

[114] *Id.* at 397:6−12 (Denholm).

[115] *Id.* at 397:17−398:11 (Denholm); Denholm Dep. Tr. at 10:4−12.

[116] PTO ¶¶ 98, 106. He is also on the Nominating and Governance Committee. *Id.* at ¶ 107.

[117] *Id.* ¶ 100; Trial Tr. at 698:16−699:8 (Gracias).

[118] Trial Tr. at 707:16−24 (Gracias).

[119] *Id.* at 708:1−710:2 (Gracias).

[120] *Id.* at 774:22−24 (Gracias).

[121] *Id.* at 767:14−15 (Gracias).

[122] *Id.* at 705:18−707:24, 767:17−768:21 (Gracias); Gracias Dep. Tr. at 38:4−14. At one point during his trial testimony, Gracias stated that this investment was $50 million. Trial Tr. at 707:16−24 (Gracias). Given the phonological similarity between "15" and "50" and the more detailed testimony supporting a $15 million total investment, it is likely that Gracias's statement that the investment was $50 million was in error.

[123] Trial Tr. at 711:17−712:9 (Gracias).

[124] *Id.* at 712:15−713:7 (Gracias); PTO ¶ 109.

$1 billion.[125] Valor and Gracias have invested hundreds of millions of dollars in SpaceX, SolarCity, The Boring Company, and Neuralink, all of which significantly increased in value.[126]

All told, Gracias and his fund have netted billions of dollars by investing in Musk's companies, many of which were made only with Musk's personal invitation.[127] Gracias has touted endorsements from Musk in marketing his own fund.[128]

Musk and Kimbal have invested in Gracias's ventures. At Gracias's request, Musk invested $2 million in Valor no later than 2003 and an additional $2 million in 2007.[129] Musk planned to invest in another Valor fund in 2013, but he ultimately did not because Gracias was concerned about conflicting fiduciary duties.[130] Kimbal also invested $1 million to $2 million in Valor, and Valor invested a total of between $15 million and $20 million in two of Kimbal's ventures.[131] Gracias personally donated up to $500,000 to Kimbal's charity and served on its board.[132]

Gracias and Musk are "close friends."[133] Gracias once personally loaned $1 million to Musk and could not recall if he charged Musk interest.[134] They meet outside of work as frequently as once a month.[135] They have spent the night at each other's homes.[136] They have vacationed together with their respective families, including a trip to illusionist David Copperfield's Bahamian island, a trip to Africa, and a ski trip.[137] They have spent Christmas together.[138] They have a long-standing tradition of spending Presidents' Day weekend together with their families at Gracias's home in Jackson Hole.[139] Gracias attended Musk's second wedding and was a groomsman at Kimbal's wedding in 2018.[140] Gracias has attended birthday parties for both Musk brothers and their children.[141] Gracias is friends with two of Musk's cousins and has taken numerous vacations with them.[142] Gracias is also friendly with Musk's mother and sister.[143]

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[125] Trial Tr. at 769:6−9 (Gracias); PTO ¶ 110.

[126] Valor invested between $400 million and $500 million in SpaceX, a stake valued between $2 billion and $3 billion as of May 2021. Trial Tr. at 769:14−770:19, 771:20−772:4 (Gracias); PTO ¶ 115. Valor invested approximately $24 million in SolarCity in 2012, yielding proceeds of approximately $ 136 million. Trial Tr. at 772:6−11 (Gracias); PTO ¶ 111. Valor invested between approximately $15 million and $20 million in The Boring Company as of May 2021. Trial Tr. at 772:12−16 (Gracias); PTO ¶ 119. Valor invested between approximately $15 and $20 million in Neuralink as of May 2021. Trial Tr. at 773:22−774:7 (Gracias); PTO ¶ 118.

[127] Trial Tr. at 711:17−712:9, 767:17−774:24 (Gracias).

[128] JX-1472 at 2.

[129] Trial Tr. at 713:11−24, 775:7−22 (Gracias).

[130] *Id.* at 714:1−21 (Gracias).

[131] Trial Tr. at 776:5−17 (Gracias); PTO ¶¶ 103−04, 149.

[132] Trial Tr. at 776:18−777:2 (Gracias); PTO ¶¶ 101−02.

[133] Trial Tr. at 715:2−6 (Gracias).

[134] *Id.* at 755:3−756:17 (Gracias).

[135] *Id.* at 715:16−22 (Gracias).

[136] *Id.* at 757:14−16 (Gracias).

[137] *Id.* at 757:20−759:1 (Gracias); *id.* at 1080:13−21 (Kimbal).

[138] *Id.* at 760:17−761:3 (Gracias).

[139] *Id.* at 759:2−17 (Gracias).

[140] *Id.* at 757:17−19, 761:10−20 (Gracias).

[141] *Id.* at 759:18−760:10 (Gracias).

[142] *Id.* at 760:11−16 (Gracias).

[143] *Id.* at 762:15−17 (Gracias). Gracias left the Board in October 2021. PTO ¶ 98.

b. The Other Directors

i. Murdoch

Murdoch's professional background is in media and entertainment.[144] At the time he joined the Tesla Board, he was the CEO of 21st Century Fox.[145] Murdoch met Musk in the late 1990s, but they lost touch until Murdoch purchased a Tesla Roadster in 2006 or 2007.[146] The two became friends thereafter, meeting when they happened to be in the same city.[147] Before he joined the Board, Murdoch, and Musk took family vacations together to Israel, Mexico, and the Bahamas.[148] During one of these trips, which Gracias and Kimbal also attended,[149] Musk asked Kimbal to help him decide whether to add Murdoch to the Board.[150] After the trip, Gracias and Musk invited Murdoch to join the Board, and he agreed.[151] Murdoch and Kimbal are also friendly, and Murdoch attended Kimbal's wedding in 2018.[152]

As of December 31, 2017, Murdoch owned 10,485 Tesla shares through a family trust.[153] He bought these shares on the market before anyone approached him to become a director.[154] Murdoch now runs a private-investment company, which invested approximately $50 million in SpaceX in 2019 and 2020.[155] Murdoch also personally invested approximately $20 million in SpaceX in 2019.[156]

Murdoch received total compensation of approximately $35,000 in cash for his service as a Tesla director in 2017 and 2018.[157]

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[144] Trial Tr. at 815:1−24 (Murdoch).

[145] *Id.* at 816:4−8 (Murdoch).

[146] *Id.* at 817:21−818:19 (Murdoch).

[147] *Id.* at 819:2−16 (Murdoch).

[148] *Id.* at 820:20−821:2, 847:5−849:15 (Murdoch).

[149] *Id.* at 821:3−13 (Murdoch).

[150] *Id.* at 1080:13−21 (Kimbal).

[151] *Id.* at 821:21−822:21 (Murdoch). There are some minor conflicting details in the story of Murdoch's addition to the Board. Gracias testified that he was the first to suggest adding Murdoch to the Board during a dinner with Murdoch in New York. *Id.* at 780:23−781:1 (Gracias); Gracias Dep. Tr. at 109:25−110:11. Gracias further testified that he did not speak to Musk about Murdoch joining the Board prior to this dinner. Gracias Dep. Tr. at 109:25−110:11. It is not clear from Gracias's testimony whether this dinner with Murdoch occurred before or after the Bahamas trip. Murdoch testified that Gracias suggested him joining the Board during a lunch (not a dinner) in New York that occurred after the Bahamas trip. Trial Tr. at 821:21−822:17 (Murdoch). Murdoch's lunch and Gracias's dinner are presumably the same event (they ate), which took place after the Bahamas trip. But Kimbal testified that Musk asked him to help decide whether Murdoch should join the Board while they were on the Bahamas trip, before the New York meal. *Id.* at 1080:13−21 (Kimbal). This suggests two possibilities: one of these three witnesses has confused or misunderstood a detail, or Musk and Gracias independently decided to consider adding Murdoch as a Board member (Musk did not testify about this). In either case, it appears more likely than not that Musk supported Murdoch being added to the Board early in the process.

[152] *Id.* at 850:19−24 (Murdoch).

[153] PTO ¶ 123.

[154] Trial Tr. at 827:12−828:17 (Murdoch).

[155] PTO ¶¶ 124−25.

[156] *Id.* ¶ 126.

[157] JX-1210 at 20 (3/2/20 James Murdoch's Responses and Objections to Interrogatory Nos. 2, 3, 4, 8, and 11–39 from Plaintiff's First Set of Interrogatories).

ii.   Johnson Rice

Johnson Rice joined the Board on Gracias's recommendation.[158] She and Gracias were friends and ran in the same social circle in Chicago.[159] Johnson Rice's sole employer before and during her time at Tesla was a family business, Johnson Publishing Company, which published the magazines *Ebony* and *Jet*.[160] She has also served on a number of other boards.[161] Johnson Rice declined to stand for re-election in 2019.[162] Although she received Tesla options as compensation for her work as a director, they expired without being exercised.[163]

2.   Musk Proposes Terms Of A Compensation Plan.

The first mention in the record of what would become the 2018 Grant is a text from Ehrenpreis to Musk sent on April 8, 2017—one day after Tesla's Compensation Committee certified vesting of the 2012 Grant's sixth tranche.[164] Ehrenpreis asked Musk to discuss "a few comp related issues."[165] They spoke by phone on April 9.[166] Ehrenpreis testified that he had reached out to Musk to see if he was "ready to recommit"[167] and "to figure out . . . was his head in a place that he wanted to recommit over a longer duration to Tesla[?]"[168]

Musk put forward terms of a new compensation plan during the April 9 call.[169] He envisioned a purely performance-based compensation plan, structured like the 2012 Grant but with more challenging market capitalization milestones[170] and proposed 15 milestones of $50 billion in market capitalization—a total possible award of 15% of Tesla's outstanding shares.[171]

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[158] Gracias Dep. Tr. at 123:24–124:3.

[159] *Id.* at 122:23–123:21.

[160] Johnson Rice Dep. Tr. at 10:11–20.

[161] *Id.* at 12:4–18.

[162] *Id.* at 45:1–46:5.

[163] *Id.* at 41:14–24.

[164] JX-362 at 2; Trial Tr. at 99:3–101:7 (Ehrenpreis); JX-361 at 75.

[165] JX-362 at 2.

[166] *See* Trial Tr. at 98:11–105:24 (Ehrenpreis); *see also* JX-362 at 2 (4/8/17 text from Ehrenpreis to Musk asking to "pls chat for a few minutes this weekend re a few comp related issues"); JX-1598 (1/7/18 email from Maron containing draft proxy language describing April 9, 2017 call).

[167] Trial Tr. at 24:5–19 (Ehrenpreis).

[168] *Id.*

[169] *See* JX-1700 at 12 (1/12/18 Draft Schedule 14A Proxy).

[170] *Id.*

[171] *Id.*; *see also* Trial Tr. at 269:17–270:8 (Maron) (testifying that "at the beginning of the process . . . the conception of the plan at a high level was to have $50 billion market cap increments").

To put Musk's proposal in perspective, each market capitalization milestone increase of $50 billion required Tesla to grow in size roughly equal to the market capitalizations of each of Tesla, Ford, and GM as of early 2018.[172] So, Tesla would have to grow an amount in market capitalization equal to that of the most significant domestic car manufacturers for Musk to earn a single tranche of compensation.[173] Musk viewed this proposal as "really crazy."[174]

Musk's initial proposal is reflected in a draft of the proxy statement issued in connection with the 2018 Grant. The draft states:

> On April 9, 2017, . . . Ira Ehrenpreis, the Chairman of the Compensation Committee, and Mr. Musk discussed the possibility of a new performance award that would have an incentive structure similar to the 2012 Performance Award but with even more challenging performance hurdles.
>
> Mr. Musk expressed interest in such an arrangement and suggested a compensation structure that would incentivize management to grow Tesla into one of the most valuable companies in the world.
>
> During this meeting, Mr. Musk suggesting performance milestones that would trigger stock option awards of 1 % of the Company's current total outstanding shares based on incremental $50 billion increases in market capitalization, such that if Tesla grew by $750 billion, a maximum possible award would amount to 15% of the Company's current total outstanding shares.
>
> Mr. Musk indicated that such an award structure would align his incentives with those of stockholders and incentivize him to continue leading the management of the Company over the long-term.
>
> Mr. Ehrenpreis indicated that the Compensation Committee would consider Mr. Musk's perspectives as part of its analysis.[175]

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[172] JX-1700 at 12; JX-1510 at 27 (cumulative market capitalization of Tesla was approximately $56 billion as of January 10, 2018); JX-757 at 2 (12/31/17 Ford Form 10-K) (aggregate market value of common stock was approximately $42.8 billion as of December 31, 2017); JX-1104 at 1 (2/6/19 GM Form 10-K) (aggregate market value of voting stock was approximately $55.5 billion as of June 30, 2018); *see* Trial Tr. at 1268:2–20 (Murphy) ("You know, with the 2012 plan everybody liked basically we started off by saying we got to double the market cap for you to get anything. Well, now the market cap had grown to 50 billion and it was up to 59 billion by the time they actually approved the plan. But this idea, 50 billion, that's a nice round number. I think at the end of 2017, Ford was worth about 49 billion. I think that GM was worth about 58 billion. So this is: Every time we'll get another Ford or a GM. I think that just kind of resonated."); Trial Tr. at 231:11–16 (Ehrenpreis) ("Q. . . . So these options, by the way, are worth roughly the value, the market cap of Ford; right? A. That's true."); *id.* at 1397:1–5 (Buss) ("I mean, again, those market cap goals, you know, were totally insane. I mean, you literally had to create a Ford, GM, or FedEx every ten months. Every ten months. And maintain it, right? So, okay, wow, that's pretty nuts.").

[173] JX-1700 at 12; JX-1510 at 27; JX-757 at 2; JX-1104 at 1; *see* Trial Tr. at 1268:2–20 (Murphy); *id.* at 231:11–16 (Ehrenpreis); *id*. at 1397:1–5 (Buss).

[174] JX-398.

[175] JX-1700 at 12.

Language like the above appears in other drafts but not in the final proxy statement.[176]

The draft proxy statement is the most reliable (indeed, the only) evidence of the substance of the April 9 discussion. Neither Musk nor Ehrenpreis took contemporaneous notes or otherwise memorialized their April 9 discussion. By the time of discovery and then trial in this action, Musk had only vague memories of the discussion, and Ehrenpreis had no memory of it at all.[177]

It is unclear who prepared the draft proxy statement, but Maron, Tesla's General Counsel, was responsible for it. Maron testified he spoke to Ehrenpreis within hours of the April 9 call and reviewed the draft.[178]

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[176] *See* JX-1597 at 9 (1/8/17 Draft Schedule 14A Proxy); JX-1598 at 3 (1/7/18 draft language for Schedule 14A Proxy); JX-1599 at 14 (1/10/18 Draft Schedule 14A Proxy); *see also* JX-878 at 9–12 (2/8/18 Schedule 14A Proxy Statement) (background section of the final proxy omitting any mention of the April 9 conversation). There were minor changes in language between the proxy drafts. *Compare, e.g.*, JX-1598 at 3 ("Mr. Musk *indicated an interest* in such a structure, and *mentioned the possibility* of setting 15 milestones in which each would require a market capitalization increase of $50 billion[.]" (emphasis added)), *with*, JX-1700 at 12 ("Mr. Musk *expressed interest* in such an arrangement and *suggested* a compensation structure that would incentivize management to grow Tesla into one of the most valuable companies in the world. During this meeting, Mr. Musk *suggesting* [sic] performance milestones that would trigger stock option awards of 1% of the Company's current total outstanding shares based on incremental $50 billion increases in market capitalization[.]" (emphasis added)).

[177] *See* Trial Tr. at 70:6–72:18, 79:13–20, 97:20–102:7 (Ehrenpreis); *id.* at 631:3–632:6, 633:24–635:7, 694:6–695:9 (Musk). Ehrenpreis did not remember the substance of their April 9, 2017 conversation prior to reviewing documents in preparation for his deposition. *Id.* at 70:13–71:13 (Ehrenpreis). Despite his vague recollection, Musk offered an alternative account of the April 9 discussion during his deposition and at trial. When asked about the April 9 call, Musk testified that he might have instead proposed a grant of "10 percent of the company, incrementally taking into account dilution of [his] own shares." Musk Dep. Tr. at 144:13–150:3; *see also* Trial Tr. at 632:18–633:2 (Musk). Ultimately, when pressed, neither Musk nor Ehrenpreis disputed the draft proxy statement's account. Trial Tr. at 633:15–635:7 (Musk) (not disputing the relevant language in JX-1597); *id.* at 91:2–97:24 (Ehrenpreis) (not disputing "Mr. Musk asked for a 15 percent plan" based in part on the proxy statement drafts). Musk stated in an interrogatory answer that he did not "specifically recall the dates or substance" of any discussions of a new stock option award before June 23, 2017. JX-1256 at 9–10 (8/3/2020 Musk's Amended Responses and Objections to Plaintiff's First Set of Interrogatories Directed to All Defendants and Nominal Defendant Tesla, Inc.). Musk reaffirmed his interrogatory answer at trial. Trial Tr. at 631:3–632:6 (Musk). When offering his alternative account, he was equivocal, stating that the proposal "*might* have happened[.]" *Id.* at 632:18–633:2 (Musk) (emphasis added). He also stated, "I *think* I proposed . . . 10 percent[.]" Musk Dep. Tr. at 144:13–146:6 (emphasis added).

[178] *See* Trial Tr. at 100:22–102:7 (Ehrenpreis); *id.* at 239:12–15 (Maron); Maron Dep. Tr. at 127:13–128:12; JX-1700 at 2 ("Todd will review all of our comments on these sections of the proxy and press release and give WSGR the final draft. . . . Todd/Phil[ip Rothenberg] [w]ill work to provide an updated draft Background section"); Trial Tr. at 239:9–15 (Maron) (stating that he heard about the possibility of a new compensation plan for Musk from Ehrenpreis in April 2017); *see also* JX -369 at 2–3 (email thread between Maron and Ahuja dated April 9, 2017 discussing the new compensation plan for Musk); Trial Tr. at 105:18–24 (Ehrenpreis) (stating that Maron was cued into discussions of Musk's new compensation plan on April 9 and 10).

Maron was totally beholden to Musk, lending credibility to the accuracy of the draft proxy statement. But his relationship with Musk raises concerns as to other aspects of the process during which Maron advised the Board and Compensation Committee. Maron joined Tesla as Deputy General Counsel in September 2013, and was promoted to General Counsel in September 2014, reporting directly to Musk.[179] Before joining Tesla, Maron was Musk's divorce attorney.[180] Maron neither socialized with Musk nor considered himself a friend of Musk when he worked at Tesla, but he owed his career to and had genuine affection for Musk.[181] Both in his deposition and at trial, Maron held back tears when asked about his departure from Tesla in January 2019, describing it as "the most difficult decision[]" he had made to date.[182]

After speaking to Ehrenpreis on April 9, Maron enlisted other Tesla employees to help him model Musk's proposal. All told, 13 in-house Tesla executives worked on the 2018 Grant.[183] The key executive in addition to Maron was Ahuja, Tesla's CFO.[184]

At the outset of his involvement, Ahuja recommended one substantive change to the structure—pairing the market capitalization milestones with operational milestones.[185] He recommended this change for accounting purposes. Maron relayed the change to Ehrenpreis, who questioned whether operational milestones were necessary.[186] Maron explained that "there's an important account[ing] reason" for having operational milestones.[187]

Maron's team began analyzing Musk's initial proposal on April 10, roping in Tesla's legal counsel at Wilson Sonsini Goodrich & Rosati ("Wilson Sonsini")[188] and lining up compensation consultants. Maron proposed retaining Compensia, Inc., a compensation consulting firm that Tesla had engaged in connection with the 2009 and 2012 Grants,[189] but he also provided four other options for Ehrenpreis to consider.[190]

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[179] PTO ¶¶170–71; Maron Dep. Tr. at 23:21–24.

[180] Maron Dep. Tr. at 19:23–20:8.

[181] Id. at 20:9–18 (stating that he and Musk did not socialize and that he never met Musk's family); id. at 199:7–200:5 (Maron) (stating that, although he and Musk were not "friends," he "cared about [Musk] a tremendous amount . . . [he's] always cared about him and wanted him to have . . . success in life. . . . [he] just want him to be happy as you would with anyone that you care about").

[182] Id. at 74:10–17 (becoming "emotional" about the decision to leave Tesla); id. at 200:9–15 ("Unfortunately I lost my cool earlier and cried because I love the company so much, and I loved my teammates and my colleagues and the people on the executive team."); Trial Tr. at 275:10–24 (Maron) (confirming he "choked up" at his deposition about his "incredible experience[]" at Tesla and the "very emotional decision" to leave Tesla).

[183] Trial Tr. at 110:8–112:14 (Ehrenpreis).

[184] Ahuja was Tesla's CFO from August 2008 to November 2015 and from March 2017 to March 2019. PTO ¶¶ 180–81.

[185] JX-369 at 3 (Ahuja explaining that "[i]f the award only has a market condition, the SBC expense will start on the date of the grant," but "[i]f the award has both a market and performance condition, the expense is first recorded when probability of achievement exceeds 70%[.]").

[186] JX-367 at 1 (Maron explaining to Ehrenpreis the need for operational milestones); Trial Tr. at 105:5–24 (Ehrenpreis) (confirming that Maron contacted him in response to Musk asking for market cap milestones and his request that Maron and Ahuja address the issue); JX-418 at 2 ("[O]ne thing Ira wanted to pressure test is whether we really do need the operational milestones[.]").

[187] JX-367 at 1. Despite this explanation, Ehrenpreis later advocated for removing the operational milestones, directing the Tesla team to "pressure test" the feasibility of that structure in mid-June 2017. Trial Tr. at 112:15–113:17 (Ehrenpreis); id. at 285:18–286:20 (Maron). He was again informed that operational milestones were necessary for accounting purposes. JX-423 at 1 (Maron emailing Ehrenpreis that he "wanted to pressure test . . . whether we really do need operational milestones in addition to the market cap milestones. If we could only do the latter, that's what he would prefer, but I remember you telling me that there were accounting reasons for why we needed both.").

[188] JX-371.

[189] JX-368; PTO ¶¶ 153, 155–56.

[190] JX-374 (proposing FW Cook, Pearl Meyer, Semler Brossy, and Radford as alternative compensation consultants).

3. Musk States That He Is Committed To Tesla For Life.

Little progress was made on Musk's new compensation plan through May 2017. During a May 3 earnings call, an analyst asked about Musk's "view of staying actively in place with Tesla longer into the future[.]"[191] Musk responded that he should not be "CEO forever."[192] He further indicated that he was going to reevaluate his position after Tesla achieved volume production of the Model 3.[193]

The plaintiff argues that Musk's statement about not being "CEO forever" was intended to pressure Tesla in negotiations over Musk's compensation plan, but the record does not support that conclusion. Musk clarified his statement later in the May 3 earnings call, saying:

> Well, maybe I wasn't clear. I intend to be actively involved with Tesla for the rest of my life. Hopefully, stopping before I get too old—or too crazy, I don't know. But essentially for as long as I can positively contribute to Tesla, I intend to be—to have a significant involvement with Tesla.[194]

In other words, Musk had every intention of remaining "significant[ly] involved" in some leadership role at Tesla, even though he did not envision himself being "CEO forever." Musk repeated this assertion at trial, stating unequivocally that he would have remained at Tesla even if stockholders had rejected a new compensation plan because he was "heavily invested in Tesla, both financially and emotionally, and viewed Tesla as part of his family."[195] Trial witnesses similarly testified that they never heard Musk say he had any plans to quit Tesla.[196] And even though Musk did not intend to stay CEO forever, he had no immediate plans to resign from that position. Corroborating that fact is lack of any succession plans during the relevant period. That is, before 2021, neither Musk nor Tesla had identified a potential successor for the role of Tesla CEO.[197]

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[191] JX-390 at 20.

[192] *Id.* at 20–21.

[193] JX-185 at 12 ("I think I was — yes, certainly be CEO for like, say, 4 or 5 years and then it's sort of TBD after that. Yes, but that's the commitment I made to people at Tesla and also to investors is that I'm going to make sure that we execute through the high-volume, affordable car at a minimum and then we'll evaluate it at that point."); Trial Tr. at 574:14–18 (Musk) (testifying that the "high-volume, affordable car" Musk was referring to in JX-185 was the Model 3).

[194] JX-390 at 20.

[195] Trial Tr. at 643:24–644:15 (Musk); *see also* JX-912 at 75 (2/26/18 draft CEO performance award investor presentation) ("Elon is heavily invested in Tesla, both financially and emotionally, and views Tesla as part of his family.").

[196] Trial Tr. at 278:3–9 (Maron) ("Q. Now, during the 2017, 2018 time frame, Elon never really told you that he was planning to leave Tesla, right? A. He never said that to me. Q. Never expressed to you that he was no longer interested in an executive role at Tesla? A. No, never said that."); *id.* at 526:14–19 (Ahuja) ("Q. And thinking about Elon, during your time as CFO, Elon never told you that he was planning to stop his involvement with Tesla? A. He did not, though I would not expect any CEO to tell that to the CFO or the management team."); *id.* at 784:16–18 (Gracias) ("Q. And you never heard Elon Musk say he was going to quit Tesla; correct? A. I did not."); *id.* at 785:8–11 (Gracias) ("Q. And Elon Musk certainly never said he would quit Tesla if he felt he was inadequately compensated; correct? A. Correct.").

[197] *Id.* at 1421:9–13 (Buss) ("Q. Shifting gears, during your board tenure, the Tesla board had no formal documented succession plan to replace Mr. Musk; correct? A. Formally documented, no. We had various discussions. But correct, nothing documented."); *id.* at 857:9–858:10 (Murdoch) (confirming Musk had not identified a successor until the months after his 2021 deposition).

4. The First (And Forgettable) Board Discussion

By June 5, 2017, Tesla had met all ten CEO market capitalization milestones for the 2012 Grant and had only three tranches of operational milestones left to achieve.[198] The Board first discussed the prospect of a new compensation plan for Musk during a June 6, 2017 Board meeting. Musk chaired the meeting.[199]

The Board's conversation during the June 6 meeting concerning Musk's compensation was brief and, apparently, forgettable. During that meeting, Ehrenpreis updated the Board on the near fulfillment of the 2012 Grant milestones and stated that "plans were underway to design the next compensation program" for Musk.[200] The minutes of that meeting are three pages long, and the discussion of a new compensation plan was limited to a sentence.[201] At least one director who served on the Compensation Committee, Denholm, did not recall the June 6 Board discussion at all.[202] She testified at trial that any discussion of a new compensation plan during the June 6 Board meeting must not have been substantive.[203]

5. Musk Accelerates The Process.

On June 18, 2017, Maron emailed the Compensation Committee stating: "We would like to . . . discuss Elon's next stock grant."[204] This sort of outreach from Maron was common during the process. Although he was counsel to Tesla, he would reach out and prompt action by the Compensation Committee to benefit Musk (the "we" in the prior quote).

A few days prior, on June 15, 2017, Maron's team had prepared an aggressive timeline for approving a compensation plan. The timeline scheduled the Compensation Committee and Board to approve the plan by July 17 or by July 24 at the latest.[205] The initial June 15 plan contemplated only two Compensation Committee meetings prior to final approval and allotted the committee just over a month to do its job.[206] A later June 26 version of the timeline was even more rushed, proposing only one Compensation Committee meeting (with an additional meeting if necessary) and giving the committee less than three weeks to complete its task.[207] That timeline envisioned that on July 7, the Compensation Committee would "[g]ain agreement on proposed approach, award size and metrics/goals" and "[g]ain preliminary approval of grant agreement[.]"[208]

The timeline reflected a reckless approach to a fiduciary process, given that the Compensation Committee had not yet discussed any substantive terms nor met concerning the Grant. Despite the break-neck speed contemplated by the timeline, Maron reported to counsel on June 18 that Ehrenpreis was "aligned on the plan and timing."[209]

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[198] JX-404.

[199] PTO ¶ 211; JX-407 at 1 (6/6/17 Board meeting minutes).

[200] JX-407 at 2.

[201] *Id.*

[202] Denholm Dep. Tr. at 214:14–19 ("Q. Just so we're clear, focus on June 18th, the Todd Maron email, was that the first time you heard or learned about a potential new compensation plan for Mr. Musk? A. Yes. I believe so, yes.").

[203] Trial Tr. at 357:19–359:14 (Denholm) (stating that the first substantive discussions regarding the 2018 Plan took place on June 23, 2017).

[204] JX-420 at 1.

[205] JX-423 (6/19/17 email from Matt Tolland to Maron re "Re: Privileged - Comp Comm Process").

[206] *Id.*

[207] JX-456 at 2 (6/26/17 email from Phoung Phillips to Ira Ehrenpreis and Todd Maron re: "Tesla | Executive Compensation Timeline").

[208] *Id.*

[209] JX-423 at 1.

After Musk asked to discuss his compensation plan, the Maron-led team was supercharged. They conducted initial calls with five potential compensation consultants and selected three for Maron and Ehrenpreis to interview.[210] During the initial calls, the consultants were informed of Musk's initial proposal and the aggressive timeline leading to a late-July approval.[211] Maron and Ehrenpreis updated Musk about the process on June 20, 2017.[212]

6. The First Compensation Committee Discussion

The Compensation Committee discussed Musk's compensation plan for the first time on June 23, 2017.[213] The committee formally resolved to retain Wilson Sonsini and Compensia as legal advisor and compensation consultant, respectively.[214] A few days later, Tesla retained Jon Burg at Aon Hewitt Radford ("Radford") to value the 2018 Grant in light of the market-based milestones and to advise on the accounting treatment of the 2018 Grant in light of the performance-based milestones.[215]

During the meeting, Ehrenpreis stated that the Compensation Committee's aim was to create a new compensation plan similar to the 2012 Grant. The committee then set out the goals for the compensation plan in broad strokes. The minutes of the meeting describe that discussion as follows:

> The Committee discussed how Mr. Musk had been and would likely remain a key drive of the Company success and its prospects for growth, and that, accordingly, it would be in Tesla's interest, and in the interest of its stockholders, to structure a compensation package that would keep Mr. Musk as the Company's fully engaged CEO. The Committee also discussed the fact that unlike most other Chief Executive Officers Mr. Musk manages multiple successful large companies. The Committee discussed the importance of keeping Mr. Musk focused and deeply involved in the Company's business, and the corresponding need to formulate a compensation package that would best ensure that Mr. Musk focuses his innovation, strategy and leadership on the Company and its mission.[216]

The minutes do not reflect any discussion by the committee concerning the effect of Musk's pre-existing 21.9% equity stake on these goals.

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[210] JX-424 at 1 (6/19/17 email from Phillips to Maron stating, "[w]e are just doing prep calls with these other folks (so they are slightly prepared when speaking to Ira). Also, Yun and I are hoping to take 5 down to 3 teams so we don't waste Ira's time. Do you want to be included in the preliminary meetings - we realized it takes about 30 minutes to explain what we want and we want to see if they even understand what we are asking before we present them in front of you and Ira."); *see also* JX-432 at 1 (noting the three calls with the compensation consultants).

[211] *See, e.g.*, JX-434 at 4 (Brown's handwritten notes of June 19 and 20 calls stating under the heading "Goals . . . Timing . . . 2-3 wks"); Trial Tr. at 1434:7–16 (Brown) (noting what was to be discussed in the calls).

[212] JX-428 (6/20/17 email from Maron to Ahuja stating, "I'm going to be meeting with Elon in part to update him on this plan, and that meeting is currently scheduled for 4pm[.]"); JX-425 at 2 (6/20/17 Ehrenpreis text message asking, "[c]an we chat about board and comp. . . . Calling in 5 to 10."); Maron Dep. Tr. at 183:19–184:20 (confirming he kept Musk "abreast at a high level" of the process); Ehrenpreis Dep. Tr. at 155:3–156:18 (confirming "check-ins" with Musk).

[213] The topic did not come up during their meeting held on June 5, although that was the day before the Board was informed that "plans are underway." JX-405 (6/5/17 Compensation Committee meeting minutes) (no mention of Musk's package); JX-407 6/6/17 Board meeting minutes) (first mention of plans for the 2018 Grant); *see also* JX-420 (6/18/17 email from Maron to Compensation Committee proposing June 23 meeting to discuss Musk compensation).

[214] *See* JX-439 at 2; PTO ¶ 214.

[215] PTO ¶151; JX-455 (6/26/17 Radford engagement authorization form).

[216] JX-439 at 1.

The committee was not presented with any proposed terms for a compensation plan, and it did not consider any. This was the case even though, behind the scenes, Ehrenpreis and Musk had discussed Musk's initial proposal, which Musk's team had already modeled.[217]

Although the committee had no idea what the terms of the plan might be, they were told to be prepared to approve it in July.[218] Brown thought the timeline was unwise.[219] Brown called Ehrenpreis to ask for more time to work on the matter,[220] but Ehrenpreis responded that "this is the timeline we are working with."[221] A member of Maron's team would later repeat that message, telling both Brown and Burg that "we are running up against a short deadline and we have to make sure this keep [sic] moving."[222] The message was clear—move at full tilt. Other than Brown, there is no evidence that anyone questioned the timeline.

7. The First Working Group Meeting

After the June 23 Compensation Committee meeting, Ehrenpreis formed a "Working Group." The group consisted of Maron and at least two in-house attorneys who reported to him (Phillip Chang and Phuong Phillips), Ahuja, Brown, Burg, and attorneys from Wilson Sonsini.[223] Ehrenpreis and Gracias were in the Working Group, but the Compensation Committee decided that the two members with less extensive ties to Musk—Denholm and Buss— were "optional" attendees.[224]

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[217] Specifically, on June 23, Tesla's Deputy General Counsel Phil Rothenberg sent an Excel spreadsheet titled "Elon Grant 2017" to Kenneth Moore, another Tesla employee. JX-445 at 3–4. The spreadsheet models a 15-tranche structure with operational milestones. The model also includes a "Performance Milestone" column with each row marked "tbd." There are some quirks with the terms reflected in the June 23 spreadsheet, which make it clear that the spreadsheet was an early model that needed to be refined, but to mention them briefly: Each tranche triggers as Tesla's stock price rises from $300 to $4,800 at $300 increments per tranche over 15 tranches, each of which gives Musk the right to purchase 1.6 million shares at $300 per share. The grant value of each tranche is calculated by multiplying 1.6 million by the differential between the market price of Tesla stock and the $300 exercise price. The result is $480 million for tranche one (at a market price of $600 per share), $980 million for tranche two (at a market price of $ 900 per share), and so on. Adding up all 15 tranches this way yields $57.6 billion. The $57.6 billion figure, however, is not the total possible award that Musk could reach under this proposal. Triggering all 15 tranches would result in a total grant value of $108 billion.

[218] JX-1592 at 9 (6/23/17 email from Chang to Ehrenpreis) (listing approval date in July); JX-437 at 7 (same). Trial Tr. at 130:7–13 (Ehrenpreis) ("Q. It's also true, though, isn't it, that at the June 23rd compensation committee meeting, the committee wasn't shown any of the specific metrics that had been working — that the group had been working on, like 1 percent tranches or $50 billion market caps? A. No, that was — no."); *see also* JX-439 (7/23/17 Compensation Committee meeting minutes making no mention of these features or the discussion with Musk); Trial Tr. at 557:9–559:13 (Phillips) (affirming that the minutes are a fair summary of the meeting and that they do not reflect discussion of the grant features or the discussion with Musk, but disclaiming any recollection of the substance of the meeting); Trial Tr. at 359:15–360:19 (Denholm) (stating that she had no recollection of whether Ehrenpreis mentioned his conversation with Musk when Ehrenpreis and Denholm first discussed the 2018 Grant).

[219] Trial Tr. at 1487:21–23, 1488:3–21 (Brown).

[220] *Id.*

[221] *Id.* at 1487:21–1488:17 (Brown).

[222] JX-472 at 1–2 (6/30/17 email from Phillips to Burg, Brown, and Chang); *see also* JX-418 at 2 (Matt Tolland, a Tesla Employee, stating in an internal email to Maron that the proposed timeline "may be a bit accelerated, and may require pushing the Comp Consultant to keep up").

[223] JX-475 (6/30/17 email invite to Working Group members); Trial Tr. at 33:4–13 (Ehrenpreis); Burg Dep. Tr. at 141:3– 142:7, 174:14–177:1, 179:17–181:7 (Burg testifying that he attended at the Working Group meetings after he was retained).

[224] JX-474 (6/30/17 email from Chang to Denholm and Buss).

The Working Group first met on June 30. Phillips proposed the agenda,[225] and Brown prepared a slide deck with a high-level overview of the suggested terms of Musk's new equity plan.[226] In relevant part, the presentation included: a few slides summarizing the 2012 Grant;[227] a slide titled "Preliminary Concept," reflecting the 15-tranche combined market and operational goals structure;[228] and three slides titled "Key Program Terms: Alternatives and Considerations," which identified terms of the compensation plan under the title "Preliminary Alternatives" and considerations relevant to each term under the title "Considerations/Decision Points."[229]

The presentation identified the following question for discussion: "Will both operational and company valuation goals be used?"[230] By framing the structure as a question, the presentation suggests that it was an open issue. Brown's notes on a June 26 draft version of this presentation, however, reflect that the issue had in fact been resolved.[231] He wrote that: "there will be 15 goals of each type[,]" referring to both market capitalization and operational goals, and "the market cap goals are increments of \$50B, for a total of \$750B of incremental market cap growth for all 15 tranches (yes, there [sic] numbers are what they are thinking!)[.]"[232] In part, therefore, the presentation was a vehicle for getting the Compensation Committee members up to speed on the work done behind the scenes prior to that time.

After the June 30 meeting, the Working Group stood poised to move forward. Chang emailed members of the group about developing operational milestones, including a structure in which each market capitalization milestone would also require an increase of \$15 billion in GAAP revenue.[233] Chang stated that Tesla should "expect to achieve a milestone roughly once every 12 to 15 months over the next 3 years."[234]

8. Musk Decelerates The Process.

The Working Group met again on July 6, the day before the next Compensation Committee meeting. After this meeting, Maron informed Chang, Ahuja, and others that "we're now going on a slower track with the CEO grant. We're now looking to issue it in August or September instead of within the next couple of weeks."[235]

Maron professed ignorance as to why the timeline decelerated.[236] Chang and Phillips too lacked any recollection.[237] Ehrenpreis testified that "it was way too complex to do under what was originally described as a preliminary timeline" but did not recall additional details.[238] Brown testified that he received pushback when he asked to extend the timeline, so he was not the impetus for the delay.[239] Maron would not have made the determination

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[225] JX-473.

[226] JX-475.

[227] *Id.* at 3, 10.

[228] *Id.* at 4.

[229] *Id.* at 5–7.

[230] JX-464 at 7. An earlier June 26 draft version of this presentation included a note from Brown: "Their starting place is 15 goals of each type." JX-1703 at 5.

[231] JX-1703.

[232] *Id.* at 6.

[233] JX-480.

[234] *Id.*

[235] JX-503 at 1.

[236] Maron Dep. Tr. at 190:4–192:22.

[237] Chang Dep. Tr. at 373:23–375:13; Phillips Dep. Tr. at 237:23–239:7; *see also* JX-502 at 1 (7/6/17 email from Chang to Tesla employees saying: "I haven't gotten the full details as to why the postponement[.]").

[238] Trial Tr. at 123:21–124:10 (Ehrenpreis).

[239] *Id.* at 1488:3–21 (Brown).

to extend the timeline to August or September unilaterally. The reality is that Maron answered to and spoke for Musk in this context. It was Musk who either asked to slow things down or stopped pushing to get them done so quickly.[240]

Phillips circulated "the proposed new timeline for Elon's equity grant" to the Working Group on the evening of July 6.[241] The initial timeline contemplated preliminary approval by the Compensation Committee on July 7 and final approval by the committee and Board approval by July 24. The revised timeline pushed final approval by the committee and Board out to September 8 and September 19, respectively.[242]

9. The First Compensation Committee Discussion Of The Substantive Terms

The July 7 Compensation Committee went forward as scheduled, but the agenda was revised given the new timeline. The revised agenda included "a short presentation re the CEO grant" from Brown.[243] This was the first meeting where the committee would be presented with terms of a compensation plan.

In addition to the $50 billion market capitalization milestones that Musk had proposed, Brown's presentation covered alternatives—a flat $25 billion increase or graduated milestones beginning at $10 billion and increasing to $50 billion.[244] These different market capitalization approaches corresponded to different award sizes, ranging from 7.5% of total outstanding shares to Musk's proposed 15%.[245]

Although the presentation identified alternatives to Musk's proposal, the presentation included a valuation only for Musk's proposal.[246] The presentation was therefore biased toward Musk's proposal, although this was the first meeting at which the committee had considered any terms.

In addition to the market capitalization and operational milestones, the presentation identified other potential grant features, including the following:

- A "Clawback Provision."[247] Around April 2015, the Board adopted new Corporate Governance Guidelines (the "Guidelines") providing that Tesla's "executive officers [are] subject to a clawback policy relating to the repayment of certain incentives if there is a restatement of our financial statements.'"[248] The presentation contained the following question: "Is the current clawback provision sufficient protection for the Company?"[249] There is no evidence that the committee discussed this question or ever demanded a more protective Clawback Provision. The final version of the Grant included a Clawback Provision based on the Guidelines.[250]

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[240] Musk denied aspects of this finding. *See* Musk Dep. Tr. at 172:19–174:1 (denying that he was "pushing for" the grant to "happen quickly" in early July 2017, and stating that he was "generally erring on the side of . . . [going] slowly[,]" and did not "recall the exact reason" why the process slowed down in early July). But his recollection of relevant events was generally spotty.

[241] JX-495.

[242] JX-423 at 2–3; JX-456 at 2; JX-495 at 6–7.

[243] JX-503 at 1.

[244] JX-510 at 1, 12.

[245] *Id.* at 13.

[246] *Id.* at 24.

[247] JX-475 at 7. The Clawback Provision was also discussed at the June 30 Working Group meeting. JX-464 at 1, 8 (6/ 27/17 email from Brown to Ehrenpreis attaching draft slides with Clawback Provision questions for Tesla Working Group meeting on June 30, 2017).

[248] PTO ¶ 252.

[249] JX-464 at 8.

[250] JX-878 at 64–65 (appendix to the proxy statement attaching performance stock option agreement) (stating that the Clawback Provision was consistent with Tesla's internal guidelines).

- An "M&A Adjustment," which is a provision that accounts for the impact of financing or acquisitions on the market capitalization milestones ("M&A Adjustment").[251] These provisions are standard.[252]

- A "Hold Period," which was a period post-exercise during which Musk would be prohibited from selling his stock. The presentation noted that "post-exercise hold periods decrease the grant/accounting value" of the stock as follows: "2 year = -15%; 3 years = -18%; and 5 years = -22%."[253]

Benchmarking analyses were on the advisors' minds. Prior to the first Working Group meeting, Phuong suggested an agenda item addressing "[b]enchmark companies – risks associated with such grant."[254] And Brown's presentation for the July 7 Compensation Committee meeting contained an appendix listing the "Largest CEO Pay Packages in 2016"; summaries of other executive compensation plans at SolarCity, Nike, Avago Technologies, and Apple; Radford's $3.1 billion valuation of a grant featuring $50 billion market capitalization milestones and awarding 15% of total outstanding shares; and Radford's additional preliminary models based on different market capitalization approaches.[255] But the appendix data does not constitute a traditional benchmarking study,[256] and it is unclear whether the committee discussed this information or the "risks associated with such grant" in any event.

10. Stockholder Outreach

During the July 7 meeting, the Compensation Committee tasked Ehrenpreis and Maron with contacting Tesla's largest institutional stockholders to discuss Musk's new compensation plan.[257] Maron's team worked with outside counsel to prepare talking points to use during the calls.[258] They ultimately spoke to 15 stockholders between July 7, 2017, and August 1, 2017.[259] Maron's subordinates joined these calls and took notes.[260]

As scripted, Ehrenpreis was to: introduce himself and Maron and identify his objectives as Compensation Committee chair (to "keep executives engaged and performing their best"); sing Musk's praises ("I think we can all agree that he's an extraordinary leader and continues to accomplish incredible things for Tesla and its stockholders"); remind the stockholders of the "[i]ncredible success of the 2012 Grant"; and explain that they are considering a new compensation structure for Musk and that "[o]bviously, the goals of the new program will be similar to the 2012 grant[.]"[261]

In this litigation, the defendants report that the stockholders to whom Ehrenpreis and Maron spoke "were pleased with the 2012 Plan's results and supported a similar approach for a new compensation plan,"[262] and that

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[251] JX-464 at 7 ("If market cap/enterprise value used, how to account for the impact of financing or acquisition activities, where market cap increases may not translate to stock price increases? Will the use of enterprise value encourage debt financings?").

[252] Trial Tr. at 1010:22–24 (Dunn) (testifying that the M&A adjustment provision was both "smart" and "pretty standard[]" for the Board to include).

[253] JX-510 at 10.

[254] JX-473.

[255] JX-510 at 18, 19-22, 24-29.

[256] Trial Tr. at 1475:20-24 (Brown) (describing traditional benchmarking).

[257] *Id.* at 252:23–254:1 (Maron); JX-509 at 2 (7/7/17 Compensation Committee meeting minutes) ("Ehrenpreis and Maron then reviewed upcoming plans to discuss CEO compensation generally with the Company's largest shareholders, and solicit their feedback and input for any new program.").

[258] *See, e.g.*, JX-517 (7/8/17 email with comments from outside counsel re: SH Talking Points).

[259] JX-878 at 11 (2/8/18 Schedule 14A Proxy Statement); Trial Tr. at 252:23–253:10 (Maron) (verifying accuracy of 2019 proxy).

[260] *See, e.g.*, JX-522 (7/11/17 Maron notes from call with Jennison Associates); JX-546 (7/21/17 Maron notes from call with Fidelity); JX-551 at 1(7/24/17 Maron notes from call with Baillie Gifford).

[261] JX-517 at 5.

[262] Defs.' Post-Trial Opening Br. at 29.

stockholders also provided suggestions for the new compensation plan that the Board ultimately adopted.[263] It is difficult to credit the defendants' narrative for two reasons. First, the script reads like a loaded questionnaire intended to solicit positive stockholder feedback and not a method for gaining objective stockholder perspectives on a potential new plan. There is nothing inherently wrong with the script; it simply undermines the evidentiary weight of the resulting communications. Second, what the stockholders said in response to these inquiries is hearsay and untested by the adversarial process, including cross examination.[264]

11. The Working Group Develops Operational Milestones.

The Working Group next met on July 17.[265] One of the objectives for the meeting was to establish a metric for operational milestones. Brown prepared a presentation for the meeting that listed the following potential operational metrics: "EBITDA; operating income; free cash flow; gross margin; strategic/execution goals" (such as introducing a new model or producing a certain number of units, as in the 2012 Grant); and "Return Metrics (ROA, ROIC, ROE)," with each option paired with a handful of "advantages" and "disadvantages."[266]

Ahuja had developed the strategic milestones for the 2012 Grant, and he took responsibility for developing the operational milestones for the 2018 Grant.[267] On July 19, Burg sent Ahuja and other members of the Working Group an analysis of the historical market capitalization-to-revenue ratio of large U.S. companies.[268] Ahuja used this data to propose starting with a 6.5x revenue-to-market-capitalization-milestone ratio, which could be used to determine the initial revenue milestones—$7.5 billion additional revenue for each $50 billion in market capitalization. The revenue milestones then declined to 4x for the final tranches at increments of $12.5 billion for each $50 billion market capitalization increment.[269]

On July 23, Ahuja suggested four EBITDA milestones in addition to the 15 revenue-based milestones: $4 billion, $8 billion, $12 billion, and $16 billion.[270] Ahuja projected that Tesla "should be able to get to $12B EBITDA in the next 4–5 years depending on volumes . . . and margin assumptions[.]"[271]

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[263] *Id.* at 30.

[264] *See* JX-522 at (notes on Jennison call); JX-546 at 1 (notes on Fidelity call); JX-551 at 1 (notes on Baillie Gifford call); JX-552 at 1 (notes on Baron call); JX-531 at 5 (slide featuring comments from T. Rowe, PrimeCap, and Jennison); Trial Tr. at 38:9–39:10 (Ehrenpreis) (the plaintiff's hearsay objection to JX-551 and the court's overruling of that objection for the limited purpose of what Ehrenpreis was told); *id.* at 40:3–10 (Ehrenpreis) (the defendants' acknowledgement of same limited purpose for JX-546).

[265] JX-527 at 3.

[266] *Id.* at 6; JX-530 at 6. Of these options, Ahuja and Maron preliminarily expressed in advance of the meeting that they favored revenue. JX-526 at 1–3 (7/10/17 emails between Ahuja, Maron, and Chang re: Operational Metrics). Consistent with this preference, the presentation makes a case for revenue, describing it as "the most objective financial metric" and noting that the only listed downsides could be mitigated with other, already-discussed plan features. JX-530 at 5 ("Disadvantages . . . [1.] Requires adjustments for acquisition activities (e.g., goal increases for acquired companies)[;] [2.] Ignores profitability and may incentivize price cutting/lower margins; however, this concern mitigated if paired with long-term market cap goals[.]"). All of the other metrics are accompanied by multiple downsides, and none of the downsides for the non-revenue metrics included explanations of how those downsides could be mitigated or obviated by other plan features. *Id.* at 5–6.

[267] Trial Tr. at 451:3–5 (Ahuja) ("My role was to provide information to the Board and Compensation Committee about potential operations milestones that could be used."); *see generally* JX-622 (collection of Ahuja's emails concerning milestone development).

[268] JX-538.

[269] JX-622 at 3 (7/19/17 email from Ahuja to Compensia, Radford, and Tesla in-house attorneys).

[270] JX-549.

[271] *Id.* In this litigation, Ahuja testified that by the end of 2017 it became clear that these assumptions were no longer reasonable. Ahuja Dep. Tr. at 308:8–312:12. As discussed *infra*, however, there is a lot of competing testimony on the reliability of Tesla's projections.

The agenda for the July 17 Working Group Meeting included discussion of an M&A Adjustment and a Hold Period.[272] Brown prepared a detailed slide on the M&A Adjustment, but there are no contemporaneous communications reflecting discussion of the adjustment beyond that slide.[273]

As to the Hold Period, the presentation noted that the Guidelines required a six-month post-vesting Hold Period.[274] The next day, Phillips emailed Burg and Brown a question from Ehrenpreis about "creative options" they could employ to "solve for getting a bigger discount" on the publicly reported grant date fair value,[275] such as extending the Hold Period to five years (the "Five-Year Hold Period").[276] Burg provided holding periods ranging from one to ten years and types of options with corresponding discounts.[277]

After the July 17 meeting, the Working Group began planning for an August 1, 2017 Compensation Committee meeting.[278] The agenda for the meeting included an update for the full Board (excluding Musk and Kimbal) on the structure under discussion for the compensation plan and on stockholder feedback on the structure.[279] Maron sent an email to the full Board on July 27, summarizing the process to date and asking everyone to attend upcoming Compensation Committee meetings.[280]

12.   Musk Hits The Brakes.

Late July 2017 proved a busy time for Tesla, which delivered the first Model 3 on July 29. This triggered the eighth milestone in Musk's 2012 Grant.[281] It also prompted Musk to, once again, reset the Compensation Committee's timeline. In Maron's view, given the struggles with the Model 3 launch, Musk's desired to extend the timeline either because he was unsure whether to commit to Tesla (which Musk denied) or simply did not want to focus on compensation during a busy time.[282]

Whatever the reason, Musk hit the brakes on the process. On June 30, two days before the planned Compensation Committee meeting, Musk sent Maron a brief email asking to put the discussion of his compensation "on hold for a few weeks[.]"[283] Maron replied that he would "rather keep cranking on it . . . because there's a fair amount to it that we've been working on with the board and there's lead time involved."[284] Musk agreed to let Maron proceed, stating that he "[j]ust want[ed] to make sure Tesla interests come first."[285] Musk reminded Maron that "[t]he added comp is just so that I can put as much as possible towards minimizing existential risk by putting the money towards Mars if I am successful in leading Tesla to be one of the world's most valuable companies. This is kinda crazy, but it is true."[286]

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[272] JX-530 at 3 (7/17/17 Working Group discussion document).

[273] *Id.* at 10.

[274] *Id.* at 8.

[275] JX-535 at 1–2 (7/18/17 email from Phillips to Radford and Compensia asking them to compute what the discount would be if "Elon had to hold all exercised shares for 5 years?").

[276] *Id.*

[277] JX-544 at 1–2 (7/21/17 email from Burg to Compensia, Chang, Ahuja, and other Tesla team members re: "Update to Slide Per Ira's Request").

[278] JX-554 at 1.

[279] *Id.*

[280] JX-559 (7/27/17 email from Maron to Gracias, et al. re "CEO Comp planning").

[281] JX-563 (7/30/17 email from Gracias to Maron re: "Tesla UWC - Milestone Achievement").

[282] Maron Dep. Tr. at 197:1–199:6; Trial Tr. at 249:16–250:12 (Maron).

[283] JX-564 (7/30/17 email from E. Musk to T. Maron re "Re: My comp stuff").

[284] *Id.*

[285] *Id.*

[286] *Id.*

D. The Process Goes Off Course.

By August 2017, Musk remained hyper-focused on Model 3 production, which was proving slow and painful.[287] As Musk described at trial, "[t]he sheer amount of pain required to achieve that goal, there are no words to express."[288] This aspect of Musk's testimony was totally credible.

Although Musk agreed to allow Maron to "keep cranking," progress on Musk's compensation plan had slowed to a halt.[289] From August through September, there was some discussion of Musk's compensation plan but no action, and there were no meaningful discussions of the 2018 Grant in October.[290] The highlights of this interregnum are discussed in brief below.

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[287] JX-615 at 4 (9/5/17 email from Musk describing "[t]he slow progress" as "extremely alarming," demanding production of 1,000 Model 3 vehicles in the final week of September, stating "[c]ome hell or high water that 1000 unit number is going to f***ing happen if I have to help build them myself. . . . I'm going to be draconian because I have to be[,]" and warning that "Tesla's life is at stake" (asterisks added)).

[288] Trial Tr. at 673:13–17 (Musk).

[289] *See, e.g.*, JX-596 at 1 (8/12/17 email from Brown telling another Compensia employee that there was "no need to spend time on [a presentation relating to the 2018 Grant] for now" and noting that "Elon and the Board are negotiating a little bit, which may impact where they land on some of the key program points[,]" although the record does not reflect any such negotiations at that time); JX-599 (8/17/17 email from Phillips tacitly noting the pause by stating that "[w]e would like to proceed with Elon's grant. I am hoping we can get on a call tomorrow with this small group to discuss next steps, proposed timeline and slides," although it does not appear that any call took place); JX-604 at 1 (8/27/17 email from Ahuja to Working Group members stating "[i]t was decided to defer [] action by a few months").

[290] Materials for the October 5 Compensation Committee meeting, for instance, make no mention of the 2018 Grant. *See* JX-650.

The Compensation Committee held a telephonic meeting on August 1, and Compensia made a presentation during that meeting that summarized the committee's progress to date.[291] The most notable aspect of this meeting concerned the following "key question" that went undiscussed: "Is additional compensation for the CEO required given his current ownership and its potential appreciation with Company performance?"[292] Musk had made his initial proposal in April 2017, and the original timeline had the process wrapping up by July 2017, but this was the first time that this "key question" had been posed—did Musk require additional compensation? The most curious thing about this question is that there is no evidence that any director deliberated over it, and it did not appear in any other Board or committee materials.[293]

The next event of interest occurred on September 8, when Ehrenpreis and Denholm spoke to Musk to discuss his compensation plan.[294] Once again, the most notable aspect of this conversation concerns a question that went undiscussed. The agenda for the September 8 call identified the following topic for discussion: "Should some type of commitment be included as part of comp structure?"[295] Trial testimony revealed that no one raised this issue with Musk.[296] Ehrenpreis recalled discussing Musk's dedication to Tesla generally.[297] And Maron's summary of the call reflects that the participants discussed the "opportunity costs" of Musk devoting time to Tesla.[298] Although Musk didn't "have a good recollection of [the September 8] call,"[299] he was confident that they did not discuss a time or attention commitment "vis-à-vis [Musk's] other interests."[300] Musk said "that would be silly."[301]

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[291] JX-566 at 10–15 (8/1/17 slide deck for Compensation Committee meeting, with a slide titled: "For Reference: Preliminary Work to Date").

[292] *Id.* at 7–8.

[293] The presentation also: reflected Musk's proposed 15-tranche structure; described the operational milestones as "TBD"; and included questions about a Clawback Provision ("Should there be an expanded clawback provision, or is the current provision from the Corporate Governance Guidelines adequate?"), an M&A Adjustment ("How should corporate transactions and potential changes in control be addressed?"), and a Hold Period ("What limitations should there be on the form of exercise, and should extended post-exercise holding period(s) for earned shares be established?"). *Id.* at 8.

[294] PTO ¶ 223; JX-610. Although Maron was invited to the call, he did not attend and did not have a substantive recollection of what was discussed. Maron Dep. Tr. 221:7−223:18.

[295] JX-612 at 2.

[296] JX-617 at 2 (9/8/17 Compensation Committee meeting minutes indicating that a call occurred but providing no substance); Trial Tr. at 140:4−141:1 (Ehrenpreis) (testifying that he could not recall if Musk or Denholm had discussed with him "anything about . . . Musk[] devoting his time and attention to Tesla" as opposed to his other companies).

[297] Ehrenpreis Dep Tr. at 309:11–311:6.

[298] JX-629 at 2; *see also* Trial Tr. at 665:2–667:10 (Musk) (discussing opportunity costs).

[299] Musk Dep Tr. at 154:12–22.

[300] *Id.* at 160:11–18.

[301] *Id.*

The Board met on September 19, but the meeting was not terribly interesting. Ehrenpreis reported on the committee's progress[302] and the September 8 conversation with Musk.[303] Brown gave a presentation covering much of the same ground as the August 1 presentation. Brown valued the 15% market capitalization option at a $2–3 billion grant date fair value.[304] According to the meeting minutes, "[t]he Board expressed its general support for the overall structure of" the Grant, meaning the 15-tranche structure.[305] The Board favored "a long-term stock option grant . . . with performance-based vesting, primarily keyed to the market capitalization of the Company[.]"[306] The Board noted that "Musk was driven by large goals[,]" and "viewed the discussed targets as achievable given the potential of the Company and believed that Mr. Musk would as well."[307]

Before this period of inactivity, the only milestones that had been discussed were the $50 billion market capitalization milestones. Operational milestones remained "TBD,"[308] but Ahuja gave some thought to them in August and September. There was a Working Group meeting on August 3,[309] and after that time, discussions focused on adjusted EBITDA.[310] It is unclear who made the decision to focus on that metric.

On August 17, Ahuja asked one of his employees for "operational metrics [that] will line up with 15 increments of $50B in market cap."[311] Ahuja envisioned 15 adjusted EBITDA milestones "ranging from $2B to $25B" and requested comparisons to historic EBITDA/market capitalization correlations for Apple, Amazon, and Google.[312] After pulling the data, members of Ahuja's team responded that they "didn't see immediate parallels to where we are."[313] Ahuja requested more information on the data they gathered concerning "% Adjusted EBITDA/Revenue and Market Cap to Adjusted EBITDA multiple."[314]

The day after the September 19 Board meeting, Ahuja reached out to his team for help developing "10 Adjusted EBITDA based metrics that end at a revenue of about $150B and market cap of about $800B using % and multiples which start high and progressively become lower."[315] He explained that "[t]he thinking is that we will develop EBITDA

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[302] PTO ¶ 225; JX-631 (9/19/17 special Board meeting minutes); JX-629 at 3 (9/18/17 email from Maron to the Board attaching a document stating, "[d]ecisions to be made at this meeting: 1. With Ira's assistance, have compensation committee determine the following: a. Whether to maintain basic 2012 award structure (tranches tied to paired operational and market cap goals) and determine approach to goals b. Appropriate award size (e.g., number and size of tranches)"); JX-632 at 3 (9/19/17 email from Maron to the Board attaching a document stating, "[d]ecisions to be Made -Whether to maintain basic 2012 award structure (tranches tied to paired operational and market cap goals) - Appropriate award size (e.g., number and size of tranches)").

[303] JX-631 at 1 (9/19/17 special Board meeting minutes stating: "Mr. Ehrenpreis provided an update on the activity regarding the CEO Compensation Program. Mr. Ehrenpreis reviewed the continuing work by members of the Compensation Committee, Company management and outside advisors, including Compensia, Radford and Wilson Sonsini Goodrich & Rosati. The Compensation Committee had developed key points and met with Mr. Musk to discuss various aspects of the CEO Compensation Program. . . . Mr. Ehrenpreis and Ms. Denholm updated the Board regarding their last meeting with Mr. Musk.").

[304] JX-632 at 7, 21.

[305] JX-631 at 2.

[306] *Id.*

[307] *Id.*

[308] JX-566 at 28.

[309] JX-584 (8/3/17 email from Phillips to Maron with Working Group agenda).

[310] JX-640 at 3–4 (8/17/17 email from Ahuja to a subordinate stating that "the thinking now is to focus more on adjusted EBITDA . . . rather than revenue metrics").

[311] *Id.* at 3.

[312] *Id.*

[313] *Id.* at 2.

[314] *Id.*

[315] *Id.* at 1.

based operational metrics rather than [r]evenue based."[316] It is unclear who dictated that "thinking" at the time. A Tesla employee responded to Ahuja's request on September 21, providing ten potential EBITDA milestones (going from $2 billion to $20 billion in even increments of $2 billion, similar to Ahuja's range).[317] The data reflected adjusted EBITDA/revenue ratios of Tesla and its peers (*e.g.*, Apple (34%) and Google (42%)).[318] The employee found that Ahuja's proposed EBITDA milestones range would necessitate an EBITDA-to-market-capitalization multiple well above that of Amazon, Apple, or Google.[319]

E.   The Process Restarts.

By the end of October, Tesla's production difficulties seemed to be easing. A "Quarterly Update Letter" signed by Musk and Ahuja for the Board's audit committee (the "Audit Committee") at its October 31, 2017 meeting was generally optimistic. It stated that the "production rate will soon enter the steep portion of the manufacturing S-curve," which would create "non-linear production growth" in the following weeks.[320] With Tesla's production stabilizing, Musk turned his attention back to his compensation plan.

1.   Musk Lowers His Ask.

In the early hours of November 9, Musk sent Maron an email stating that he wanted to "move forward with [his compensation plan] now, but in a reduced manner from before."[321] Musk testified that by "reduced," he meant something less than 15% of total outstanding shares.[322] It is unclear why Musk decided to lower his ask. It is possible that he was just trying to single-handedly calibrate the compensation package to terms that were more reasonable. Later that morning, Musk told Maron that he would "like to take board action as soon as possible if they feel comfortable and then it would go to shareholders."[323] Musk stated:

> I think the amount should be reduced to a 10% increment in my Tesla ownership if I can get us to a $550B valuation, but that should be a fully diluted 10%, factoring in that it dilutes me too. So if it hypothetical [sic] was awarded to me now and I own (probably) ~20% fully diluted, then I would have ~30%. Of course there will be future dilution due to employee grants and equity raises, so probably this is more like 25% or so in 10 years when it has some chance of being fully awarded.[324]

The implication of Musk's proposal to use a 10% fully diluted figure at 1% per tranche is that he now sought a ten-tranche structure.

Moments later, Musk sent Maron another email stating:

> Given that this will all go to causes that at least aspirationally maximize the probability of a good future for humanity, plus all Tesla shareholders will be super happy, I think this will be received well. It should come across as an ultra bullish view of the future, given that this comp package is worth nothing if 'all' I do is almost double Tesla's market cap.[325]

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[316] *Id.*

[317] JX-641 at 1.

[318] *Id.* at 4; JX-642; JX-643.

[319] JX-641 at 1; *see also* JX-642 (9/21/17 Spreadsheet of Milestones, Sheet Two, Columns F, N).

[320] JX-1540 at 84 (10/31/17 Audit Committee meeting materials).

[321] JX-664.

[322] Trial Tr. at 676:18–677:1 (Musk).

[323] JX-664.

[324] *Id.*

[325] *Id.*

Ehrenpreis relayed Musk's revised proposal to the Board at a special meeting on November 16, 2017.[326] In advance of that meeting, Chang sent Ehrenpreis a list of talking points, stating the "[n]umbers we are talking about are now lower than before . . . 10 tranches to $550 billion; 1% per tranche[.]"[327]

2. Some Turbulence

Meanwhile, on November 13, Jurvetson began a leave of absence.[328] At the time, Jurvetson had been a managing director of Draper Fisher Jurvetson ("DFJ"), a venture capital firm with investments in Tesla and other Musk-related businesses.[329] Following a scandal, Jurvetson was removed from DFJ. This became a "PR problem" for Tesla.[330] Jurvetson returned to the Board in April 2019 but left again in September 2020.[331] On November 14, Musk emailed Maron again, asking to "pause for a week or two" on his compensation plan as it would be "terrible timing."[332] At trial, Musk did not recall the nature of the problem. He is a smart person, though, and it is possible that he thought it was better to avoid releasing controversial news on the heels of controversial news.[333]

3. Musk Further "Negotiates Against Himself."

Musk's November 9 proposal had the unintended consequence of raising Musk's demand. According to Chang, Musk's demand to increase his current percentage of fully diluted shares (approximately 18.9%) by ten percentage points (to approximately 28.9%) would require an award of 28,959,496 shares, which equaled approximately 17.23% of total outstanding shares as of November 2017.[334] Musk's November 9 request, therefore, turned out to be larger than his initial proposal, contrary to Musk's desire for a "reduced" amount.[335]

Maron sent Chang's calculations to Musk on November 29.[336] Maron presented to Musk both (i) the total amount of shares Musk would receive based on his November 9 request for an additional 10% on a fully diluted basis (28,959,456 shares); and (ii) the total amount of shares Musk would receive based on his March 2017 request for an award of 15% of total outstanding, non-diluted shares (25,217,325 shares).[337]

Musk responded on December 1 telling Maron: "That is more than intended. Let's go with 10% of the current FDS number, so 20.915M."[338] Musk arrived at this number by multiplying Tesla's FDS (fully diluted share) total as of November 2017 by 10%, or by factoring in dilution on a pre-grant basis.

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[326] JX-669 (11/16/17 special Board meeting minutes).

[327] JX-670 (11/15/17 email from Chang to Ehrenpreis in advance of a Board meeting the following day).

[328] PTO ¶ 133. Jurvetson had joined both the Tesla Board and the SpaceX board in June 2009, and he joined the Audit Committee in January 2010. *Id.* ¶¶ 132, 134, 136.

[329] *Id.* ¶¶ 130, 135 (6,546,420 shares of SpaceX collectively with affiliated funds); *id.* ¶¶ 138–39 (stating that DFJ was also SolarCity's third-largest institutional stockholder, owning 4,827,000 SolarCity shares (worth $98,229,450.00) as of its acquisition by Tesla). Jurvetson has other personal and professional ties with Musk. For instance, he personally beneficially owned 114,576 shares of Tesla common stock as of December 31, 2017. *Id.* ¶ 135. Jurvetson is an investor in Musk's Boring Company and Kimbal's The Kitchen Restaurant Group. *See id.* ¶¶ 140–41.

[330] Gracias Dep. Tr. at 96:12–21, 98:3–16. The details of the incident do not appear in the record.

[331] PTO ¶¶ 132–33.

[332] JX-668.

[333] Trial Tr. at 640:8–641:4 (Musk) ("I'd asked to just pause any discussions of compensation given the crisis level at the company was too high to think about anything else.").

[334] JX-673.

[335] JX-664.

[336] JX-678.

[337] *Id.* at 1.

[338] JX-682 at 1.

When asked about his December 1 proposal, Musk volunteered an answer that the plaintiff's counsel has gleefully emphasized at every opportunity. He said that the December 1 proposal "was, I guess, me negotiating against myself."[339]

4. A Surge Of Activity

The parties crammed a lot of work into a few days in December. During a five-day period that month, the Compensation Committee met twice (on December 8 and 10),[340] and the Board met once (December 12).[341] There was a renewed sense of urgency after the December 8 meeting, as reflected by email chatter on December 10 and 11 among high-ranking Tesla employees enlisted to work on the Grant.[342]

During the December 10 meeting, the Compensation Committee approved a 12-tranche Grant structure and a set of operational milestones. Ehrenpreis reported that Musk "appeared prepared to accept" the structure, which the minutes described at the "lower end of the previously contemplated range of 12% of the total outstanding shares."[343] The December 12 meeting minutes also identify other terms under consideration.

a. The 12%/12-Tranche Structure

All pre-November 9 discussions had assumed 15 tranches, in line with Musk's proposals.[344] And on November 9, Musk proposed ten tranches measured by fully diluted shares. On December 10, however, the Compensation Committee approved a 12-tranche structure, which was presented to the Board two days later. The parties dispute the evolution of the 12-tranche structure.

According to Ehrenpreis, the 12-tranche structure was intended to counter Musk's offer for a fully diluted 10% and its corollary ten-tranche structure.[345] This may appear counterintuitive, because 12% of total outstanding shares equals approximately 10% fully diluted—thus, making it seem like there was no real upside to using the 12% figure. The difference, however, is that adding two more tranches on top of Musk's suggested ten tranches required Tesla to hit the $50 billion market capitalization target two more times to generate an additional $100 billion in

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[339] Musk Dep Tr. at 263:2–4.

[340] JX-697 (12/8/17 Compensation Committee meeting minutes); PTO ¶ 229 (noting the Compensation Committee met on 12/10/17).

[341] JX-729 (12/12/17 special Board meeting minutes).

[342] JX-717 at 1 (12/10/17 email noting the "importance and the timing on getting" an analysis of the stock-based compensation effects of the grant "out quickly" because of a valuation deadline the next day); *id.* (12/11/17 email marked as "high" importance stating, "[w]e are back on with a vengeance (apologies in advance). . . . I am just now digesting myself"); JX-718 at 1 (12/11/17 email stating that "[o]ur CEO grant[] is back and on a fast track now").

[343] JX-729 at 1.

[344] *See* JX-1598 at 3 (15 tranches, 1% of total outstanding shares each); JX-434 at 3 (15 tranches, 1% of total outstanding shares each); JX-445 (15 tranches, 1% of total outstanding shares each); JX-464 at 5–7; (15 tranches, 1% of total outstanding shares each); JX-486 at 1 (15 tranches, 1% of total outstanding shares each); JX-510 at 12 (15 tranches, varying total outstanding shares awards each); JX-530 at 9, 13 (15 tranches, varying total outstanding shares awards each); JX- 566 at 11, 14 (15 tranches, varying total outstanding shares awards each); JX-640 at 3 (15 tranches); JX-632 at 4 (15 tranches, varying total outstanding shares awards each). One Compensia presentation from September 19 provides "5 to 10" tranches as a possible range, but this is clearly an error as the rest of the presentation, including the slide where this range appears, assumes an award with 15 tranches. *See* JX-628 at 6. Ehrenpreis's testimony that "5 to 10 . . . was the range of the number of tranches that was being considered at that time" is not credible, and he acknowledged on redirect that the rest of the presentation envisioned 15 tranches. Trial Tr. at 51:18–24, 214:20–215:6 (Ehrenpreis).

[345] Trial Tr. at 58:15–59:11 (Ehrenpreis) ("And essentially — and getting him to agree to the total outstanding share framework, we added two more vesting tranches, which would have required, for him to achieve the equivalent in number of shares, $100 billion market cap more.").

market capitalization.[346] So, the 12-tranche structure made it harder for Musk to achieve the maximum payout of the Grant. Musk testified that the shift from fully diluted to total outstanding shares was one of "two areas . . . where the board pushed significantly, which I conceded[.]"[347]

This testimony, however, finds no support in the contemporaneous record. Although there are benefits of a 12-tranche structure to minority stockholders, the move to 12% and 12 tranches was driven by the Board's preference to base the Grant on total outstanding shares rather than fully diluted shares.

The issue first arose during the November 16 Board meeting. There, the Board discussed a move from Musk's proposed fully diluted shares to the Board's preferred total outstanding shares.[348] The Board viewed total outstanding shares as a simpler metric and had used it when issuing the 2012 Grant.[349]

On December 10, the Compensation Committee held a special meeting to discuss the Grant.[350] There are no minutes for the December 10 meeting. Chang attended and took notes, which he circulated by email later that evening.[351] His notes state:

> Todd Introduction/led discussion re review of terms
> o We seem to be at the right place as far as size: 10% of
> FDS (~12% of TOS)
> o #of tranches?
> Simplicity of 10
> 10 means that the end goal is smaller
> Agreed to 12 tranches of 1% each.[352]

Translating the above, the Board agreed to the size demanded by Musk but preferred to base it on total outstanding shares, consistent with their discussion during the November 16 meeting. With his meeting notes, Chang indicated that he would "send another email shortly with the grant size numbers."[353] A few minutes later, he sent an email to the same people attaching a spreadsheet and stating the following:

> Contemplated size of grant is here. Details attached.
>
> This is based on 12% of total outstanding shares (TOS as of 11/8, should update to close to grant, but this should still get us very close).
>
> Grant size would be 20,173,860 shares.
>
> • 12% of TOS

---

[346] Where each tranche is 1%, and there is a $50 billion market capitalization target per tranche, adding two tranches increases the total market capitalization goal by $50 billion x 2 = $100 billion.

[347] *Id.* at 584:9–19 (Musk). The other area was the Five-Year Hold Period, discussed below.

[348] JX-669 (noting the Board "expressed a general preference" for a non-diluted award and a structure of "1% of current total outstanding shares as the award for each vesting tranche" accompanied by $50 billion market capitalization increases and a "matching operational milestone").

[349] Maron Dep. Tr. at 407:17–25 (stating that the Board used total outstanding shares, instead of fully diluted shares, because "it was a simpler approach"); JX-135 at 77 (showing 2012 Grant using total outstanding shares as well). The 2009 Grant used a diluted approach. JX-68 at 2–3.

[350] PTO ¶ 229.

[351] JX-701.

[352] *Id.* There is some indication that the 12-tranche structure was being considered prior to this meeting. On December 6, Ahuja circulated a spreadsheet concerning operational milestones to Chang and Maron. That spreadsheet reflected a 12-tranche structure, suggesting that Ahuja, Chang, and Maron had discussed this possibility prior to that time. JX-688.

[353] JX-701.

• 9.8% of FDS[354]

On December 11, Ahuja emailed Chang and Tesla's corporate controller to confirm that the 2018 Grant would award 20,173,860 shares (12% of total outstanding or 9.8% of fully diluted) over 12 tranches.[355]

On December 12, Ehrenpreis told the Board that Musk was prepared to accept this Grant size.[356]

There is no discussion in any of the minutes or notes of the November 16, or December 8, 10, or 12 meetings indicating that the Board desired 12 tranches because it was better for the minority stockholders. To the contrary, the only explanation in the record for the 12-tranche structure is that the Board preferred to measure the Grant by total outstanding shares for simplicity's sake.

There is also no evidence that the Board pushed for the 12%/12-tranche structure. Maron did not recall the Board pushing or Musk conceding anything. He testified that although "the size of the overall plan" was one of the features that was "different than I think were initially thought of by Elon . . . I don't want to say that it was necessarily over his objection."[357] Reinforcing the similarity between Musk's 10% fully diluted ask and the Board's 12% total outstanding offer, Musk confused the two at trial, mistakenly testifying that the Grant awarded "10 percent."[358]

b.   The Operational Milestones

During the November 16 Board meeting, the Board "discussed the structure of the operational milestones," came to a consensus to use both sales and profits metrics, and "directed the Compensation Committee and management to develop operational milestones" using revenue and EBITDA.[359]

Ahuja and his team took up the mantle. On December 7 and 8, Ahuja developed a number of alternatives using a comparatively low 10% EBITDA/revenue margin.[360] By December 10, Ahuja had refined the model to three options for six, eight, or 12 of each of revenue and adjusted EBITDA milestones, all at a 10% EBITDA/revenue margin.[361]

Recall that, in September 2017, Tesla sought to develop achievable operational milestones and analyzed information regarding the adjusted EBITDA/revenue ratios certain peers (*e.g.*, Amazon (8%), Apple (34%), and Google (42%)).[362] The 10% EBITDA/revenue ratio modeled by Ahuja, therefore, was comparatively low and thus easier to achieve.[363] Tesla ultimately based the Grant's EBITDA milestones on an 8% EBITDA/revenue margin,[364] making them even easier to achieve.[365]

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[354] JX-702.

[355] JX-715.

[356] JX-729 (12/12/17 special Board meeting minutes).

[357] Maron Dep Tr. at 428:20–430:3.

[358] Trial Tr. at 581:13–582:6 (Musk) ("Q. You think it was half a percent for the 2018 plan as opposed to the 2012 plan? A. Sorry. 2012 — I think — I think it was 12 tranches for normally 10 percent -ish, approximately."). Musk also testified that during the first conversation about the 2018 Grant he proposed a 10% incremental increase to his Tesla holdings. Musk Dep Tr. at 144:13–146:6. In context, this explanation appears implausible.

[359] JX-669 at 2.

[360] JX-691 (12/8/17 email from Ahuja to Maron laying out four alternatives for revenue and EBITDA as operational milestones); JX-694 (Ahuja, Chang, and Maron planning to discuss milestone approach on December 8); JX-698 at 1 (12/9/17 email from Ahuja to Maron and Chang re: Revised CEO Comp alternatives, with attachment).

[361] JX-698 at 1.

[362] JX-641 at 4; JX-643; JX-733 at 6.

[363] Trial Tr. at 893:18–894:21 (Restaino).

[364] JX-733 at 6.

[365] Trial Tr. at 893:18–894:21 (Restaino).

Ahuja explained his methodology at trial. He "started with" the $50 billion market capitalization milestones and backed into the revenue and EBITDA targets.[366] Chang similarly explained that the operational and market capitalization milestones "have to be somewhat aligned. It has to make sense to be able to be achieved around the same time or what you think is the same time."[367] So to establish the operational milestones, the Working Group asked: "at this valuation what would . . . revenue and EBITDA look like . . . ?"[368]

During the December 12 meeting, the Board also reviewed Tesla's then-current operating plan and projections.[369] Ahuja developed, and Musk approved, the projections in December prior to the meeting (the "December 2017 Projections").[370] The one-year projections underlying the operating plan forecasted $27.4B in total revenue and $4.3B in adjusted EBITDA by late 2018, and thus predicted achievement of three milestones in 2018 alone.[371] The three-year long-run projections ("LRP") underlying that plan reflected that, by 2019 and 2020, Tesla would achieve seven and eleven operational milestones, respectively.[372] The following chart reflects the corollaries:

	Revenue		Adjusted EBITDA	
	2017 3-Yr LRP	**The Grant**		**2017 3-Yr LRP**
FY2018	$27.5B	$20B	$1.5B	$3.8B
FY2019	$41.9B	$35B	$3B	$8.1B
FY2020	$69.6B	$55B	$4.5B	$14.4B
		$75B	$6B	
		$100B	$8B	
		$125B	$10B	
		$150B	$12B	
		$175B	$14B	

F.   The Last Leg

The day after the December 12 Board meeting, Chang provided Burg and Brown the "near final" term sheet (the "December 13 Term Sheet"), stating that Musk was "well aligned" on the terms and that he expected Board approval in early January 2018.[373] The key terms concerning structure and milestones had been finalized, which allowed Burg to complete the grant date fair value. Other terms, such as a Leadership Requirement (defined below), the Hold Period, and the M&A Adjustment would fall into place in the weeks ahead.

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[366] *Id.* at 463:15–464:8 (Ahuja).

[367] *Id.* at 1094:17–1095:14 (Chang); *see also, e.g.*, *id.* at 1061:23–1064:21 (Burg) ("Question: And was that work in connection with looking at revenue to market cap ratio, was that related to some sort of correlation between market cap, on the one hand, and revenue, on the other, and/or how an increase in one of those inputs might impact the other one? Answer: Yes. Essentially, it was trying to get a feel for — trying to get a feel for market cap to revenue ratios and how those change over time as companies grow very big.").

[368] *See id.* at 1093:7–12 (Chang).

[369] JX-740 at 2 (email attaching 2018 operating plan 12/12/17 slide deck); Trial Tr. at 523:12–16 (Ahuja) (confirming the full Board saw the projections before approving the Grant, including in December 2017).

[370] JX-728 at 1–2; JX-372 at 6 (text messages between Maron and Ahuja); Trial Tr. at 515:18–516:7, 517:8–518:11 (Ahuja).

[371] JX-749 at 20; Trial Tr. at 518:18–519:5 (Ahuja).

[372] JX-529 at 2; JX-543 at 2; JX-555 at 5; JX-573 at 408; JX-582 at 4; JX-587.

[373] JX-743 at 1.

1. The Leadership Requirement

The December 13 Term Sheet reflected agreement on a "Leadership Requirement," conditioning vesting under the Grant on Musk being "CEO or Executive Chairman and Chief Product Officer[.]"[374]

The 2012 Grant contained a stricter Leadership Requirement, which conditioned vesting on Musk remaining CEO.[375] The Board materials for the September 19 meeting reflect that the Board considered a Leadership Requirement similar to that in the 2012 Grant.[376] At some point between September 19 and December 13, the Board relaxed its request to allow vesting if Musk was not CEO but was Executive Chairman and Chief Product Officer.[377] There is no indication how or when the decision was made, whether it was raised with Musk, or when the term was finalized, but it appears in the final Grant.

At trial, Gracias explained that the more lenient Leadership Requirement reflected the Board's belief that Musk's "most valuable function[]" was as the "chief product officer," not as the CEO.[378] There is no evidence that the Board ever discussed or negotiated this with Musk.

2. The M&A Adjustment

The December 13 Term Sheet reflected the Board's intent to include an M&A Adjustment in the Grant.[379] The 2018 Grant included an M&A Adjustment, which had been under discussion since at least the June 23 Compensation Committee meeting.[380] In its final form, the M&A Adjustment excluded from the market capitalization milestone acquisitions with a purchase price over $1 billion, and the revenue and adjusted EBITDA milestones excluded amounts attributable to acquisitions providing more than $500 million or $100 million of each, respectively.[381]

At trial, Ehrenpreis described this as a negotiated term, testifying that Musk wanted "the M&A adjustments just to apply to a single milestone at the point of M&A, and we ultimately got those adjustments to apply across the entire basis of the — of all the milestones."[382] Ehrenpreis was referring to a January 16 demand from Musk to Maron that the M&A Adjustment threshold be 5% of the then-current market capitalization rather than a flat $5 billion.[383] Musk also told Maron that adjusting the revenue and adjusted EBITDA milestones would be too complicated and unnecessary.[384]

Musk, however, would eventually come around to the M&A Adjustment as proposed by the Board and even suggested stricter terms. After speaking to Ahuja, on January 16, Maron proposed a threshold that would exclude acquisition-based market capitalization growth amounting to the lesser of (i) 5% market capitalization at the time of

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[374] *Id.* at 4–5.

[375] JX-137 at 1 (2012 Grant).

[376] *Id.*; JX-633 at 9 ("Based on the 2012 Award, should the Company continue to require Mr. Musk to be CEO in order to continue vesting under the new award?").

[377] JX-878 at 52 (2/8/18 Schedule 14A Proxy Statement).

[378] Trial Tr. at 726:4–15 (Gracias).

[379] JX-743 at 4–5.

[380] JX-475 at 6.

[381] JX-878 at 19 (2/8/18 Schedule 14A Proxy Statement).

[382] Trial Tr. at 227:9–13 (Ehrenpreis); *see id.* at 63:5–15 (Ehrenpreis) ("We further negotiated the idea of creating adjustments to both the revenue and EBITDA and market cap numbers if there was M&A that caused — if, through acquisition, either the market cap or those financial metrics increased. And so there was a negotiation around the idea that we didn't want the plan to have the unintended consequence of Elon being able to buy his way into it through M&A."); *see also* JX-783 at 1–2 (1/16/18 email from Maron to Compensation Committee stating that Musk wanted that "[a]ny M&A in which [Tesla] buy[s] a company for no more than 5% of [Tesla's] then current market cap will have no adjustment").

[383] JX-783 at 2.

[384] *See id.* at 1.

the acquisition and (ii) a flat number between $5 and $10 billion.[385] Musk countered—again, against himself—with a threshold at the lower of 2% of then-current market capitalization or $1 billion.[386] He told Maron and Ahuja, "I don't think we will be making big acquisitions[]" and "[t]here is no chance I will game the economics here, so I'm fine with limits that prevent that."[387] After discussing the issue with the Compensation Committee, all agreed to the following exclusion triggers for acquisition-based growth: the lower of 2% of then-current market capitalization or $1 billion for market capitalization milestones; revenue exceeding $500 million for the revenue milestones; and adjusted EBITDA exceeding $100 million for the adjusted EBITDA milestones.[388]

3. The Hold Period

The December 13 Term Sheet reflected that the duration of the Hold Period was an open issue.[389] The December 13 Term Sheet stated that the Hold Period was "likely to be 5 years," but it was still uncertain.[390] The 2018 Grant included the Five-Year Hold Period.

At trial, Ehrenpreis described the Five-Year Hold Period as a negotiated term.[391] Musk similarly testified that the Board "pushed" for this term, which was his "biggest concern, because it would mean that either [he] would need to run the company for another five years after the stock vested or [he] would need to find someone who would run the company well enough to not cause the valuation to subsequently decline significantly. . . . A lot can happen in five years."[392]

But there is nothing in the record reflecting any actual negotiation with Musk over this term. The only explanation in the record for a five-year period came in July, when Ehrenpreis raised the possibility as a "creative option[]" for "getting a bigger discount[]" on the publicly disclosed value of the Grant.[393]

4. The Grant Date Fair Value

On December 22, Burg provided a valuation letter based on the December 13 Term Sheet.[394] Burg used Monte Carlo simulations to estimate the probability of hitting the market capitalization milestones, which is a "generally

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[385] JX-781 at 2 (1/16/18 email from Maron to Musk stating, "Deepak and I were just talking and think we should make a slight tweak to what we discussed. Because setting the threshold at 5% of our then current market cap could result in pretty big numbers as we grow, and thus one deal that's under 5% could still be a big chunk of a $50B market cap increment, we propose setting the threshold at the *lesser* of (a) 5% of our then current market cap or (b) some number between $5B and $10B.").

[386] JX-781 at 1.

[387] *Id.* at 1–2.

[388] JX-782 at 1.

[389] JX-743 at 4–5.

[390] *Id.* at 5 (12/13/17 term sheet); *see also* JX-746 at 3 (Liu 12/13/17 email stating "[i]t seems we'll likely have 5 years holding period after exercise").

[391] Trial Tr. at 63:20–64:1 (Ehrenpreis) (stating the Board "negotiated an agreement that [Musk] would hold for five years after both the achievement and vesting and exercise of the options"); *id.* at 210:24–211:2 (Ehrenpreis) ("It did. I mean, we didn't have one in the beginning, and we ultimately were able to get five years."); *see also id.* at 342:15–21 (Denholm) ("There were also some questions or some comments about the retention period after, you know, assuming that the plan was achieved over a period of time, that he needed to hold the equity for five years. I remember that coming up as being a virtuous feature of the actual program, because it, again, aligned shareholder interest.").

[392] *Id.* at 584:12–585:2 (Musk).

[393] JX-535 at 1–2 (7/18/17 email from Phillips to Radford and Compensia asking them to compute what the discount would be if "Elon had to hold all exercised shares for 5 years?"); *see also* JX-792 at 7 (1/21/18 Radford report) (stating that five year hold period would result in an "illiquidity discount"); Trial Tr. at 133:5–134:4 (Ehrenpreis) (agreeing that imposing a five-year hold period would produce the highest discount).

[394] JX-752 (12/22/17 email from Burg to Radford, other Tesla employees, and PricewaterhouseCoopers attaching a valuation letter).

accepted statistical technique" that "simulate[s] a range of possible future" outcomes over a given timeframe using constantly repeating, random potential scenarios.[395]

Burg determined that the first market capitalization goal—described as $100 billion, or $50 billion of growth—would occur 45.55% of the time, after which the likelihood of achieving subsequent milestones rapidly declined to below 10% from milestone six onward.[396] The Monte Carlo valuation did not account for the probability of hitting the operational milestones, nor did it incorporate Tesla's internal projections.[397]

Based on these estimates, Burg reached an initial grant date fair value for the 2018 Grant of $2,656,430,639. He then applied a 10.52% illiquidity discount based on the Five-Year Hold Period, arriving at a final value of $2,377,077,626.[398] Burg and Ahuja's team continued to refine this valuation in the following weeks by tweaking assumptions, including the holding period and dilution rate.[399]

Burg provided an updated valuation letter on January 19.[400] This letter included a slightly higher final valuation of $2,575,342,854 (again taking into account the holding period illiquidity discount) compared to the December 22 valuation of $2,377,077,626.[401] Another updated letter, dated January 21, provided a still higher final valuation of $2,615,190,052, resulting from intervening increases in the total number of shares, a higher stock price, and slight changes to other assumptions.[402]

G.   The Board Approves The Grant.

On January 21, 2018, the Board held a special meeting to approve the 2018 Grant.[403] Musk and Kimbal recused themselves and Jurvetson was on leave.[404] The other six directors—Ehrenpreis, Denholm, Gracias, Buss, Murdoch, and Johnson Rice—unanimously approved the 2018 Grant.[405]

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[395] *See id.* at 5, 11 (describing the Monte Carlo simulation method and showing formula).

[396] *Id.* at 12.

[397] *See id.* at 4–5.

[398] *Id.* at 6–9.

[399] *See* JX-767 at 1–4; JX-772 at 1–2.

[400] JX-785 at 1–2.

[401] *Compare* JX-785 at 10, *with*, JX-752 at 6–9.

[402] JX-792 at 7; JX-799 at 3.

[403] *See* PTO ¶¶ 231–33.

[404] JX-791 at 1 (1/21/18 special Board meeting minutes).

[405] *Id.* at 1–2.

In its final form, the 2018 Grant is divided into 12 vesting tranches.[406] Each tranche vests upon satisfaction of one market capitalization milestone and achievement of one operational milestone.[407] The 12 market capitalization milestones increase in $50 billion increments, beginning at $100 billion and ending at $650 billion.[408] The 2018 Grant has 16 operational milestones: eight based on revenue and eight based on adjusted EBITDA.[409] For each tranche to vest, the achievement of any one of the operational milestones can be paired with achievement of any one of the market capitalization milestones.[410] The increments of the operational milestones are shown in the table below.[411]

	Revenue-Based Operational Milestones (in billions)	Adjusted EBITDA-Based Operational Milestones (in billions)
1	$20.0	$1.5
2	$35.0	$3.0
3	$55.0	$4.5
4	$75.0	$6.0
5	$100.0	$8.0
6	$125.0	$10.0
7	$150.0	$12.0
8	$175.0	$14.0

To complete each tranche, the Grant requires that Tesla achieve one market capitalization milestone and one operational milestone.[412] Each completed tranche earns Musk options to purchase 1% of Tesla's common stock outstanding as of January 19, 2018. Before a five-for-one stock split in 2020 and a three-for-one stock split in 2022, this 1% was equivalent to 1,688,670 shares.[413] If fully vested, the 2018 Grant would therefore grant Musk options to purchase 20,264,042 (pre-split) shares.[414] The strike price of these options was $350.02, the closing price of Tesla's common stock on January 19, 2018.[415] Adjusting for Tesla's two stock splits, the strike price was $23.33.[416]

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[406] PTO ¶ 238.

[407] *Id.*

[408] *See id.* ¶ 241. Market capitalization was measured by "(i) the sum of Tesla's daily market capitalization for each trading day during the six (6) calendar month period immediately prior to and including the determination date, divided by the number of trading days during such period and (ii) the sum of Tesla's daily market capitalization for each trading day during the thirty (30) calendar day period immediately prior to and including the determination date, divided by the number of trading days during such period." *Id.* ¶ 242.

[409] *Id.* ¶ 244; *see also id.* ¶ 245 (defining revenue as "total Tesla revenues, as reported in Tesla's financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters"); *id.* ¶ 246 (defining adjusted EBITDA "as (i) net income (loss) attributable to common stockholders before (ii) interest expense, (iii) (benefit) provision for income taxes, (iv) depreciation and amortization, and (v) stock-based compensation, as each such item is reported in Tesla's financial statements on Forms 10-Q or 10-K filed with the SEC for the previous four consecutive fiscal quarters").

[410] *Id.* ¶ 243.

[411] *Id.* ¶ 244.

[412] *Id.* ¶ 238.

[413] *Id.* ¶¶ 42–43, 239.

[414] *Id.* ¶ 236.

[415] *Id.* ¶ 237.

[416] Calculated as $350.02 divided by (5 x 3).

The Grant also included the Clawback Provision, Leadership Requirement, M&A Adjustment, and Five-Year Hold Period. Like the 2012 Grant, the 2018 Grant expired after ten years.[417]

H.   The Stockholders Approve The Grant.

Board approval was not the finish line, because the Board conditioned the 2018 Grant on approval by a majority vote of disinterested stockholders.[418]

1.   The Proxy Statement

Tesla announced the 2018 Grant to the public and filed a preliminary proxy statement on January 23, 2018.[419] Tesla filed its definitive proxy statement (the "Proxy") on February 8, which notified stockholders of a vote to approve the 2018 Grant on March 21, 2018.[420]

The Proxy included statements at issue in this litigation. It described all Compensation Committee members as "independent directors," despite Gracias's close relationship with Musk.[421] The Proxy did not disclose the financial or personal connections between the members of the Compensation Committee and Musk.

The Proxy did not disclose the April 9 conversation between Musk and Ehrenpreis, during which Musk established the key terms of the 2018 Grant. A discussion of this conversation appeared in at least four earlier drafts of the Proxy.[422] In its final form, the Proxy states:

> With the 2012 Performance Award nearing completion, the Board engaged in more than six months of active and ongoing discussions regarding a new compensation program for Mr. Musk, ultimately concluding in its decision to grant the CEO Performance Award. These discussions first took place among the members of the Compensation Committee of the Board (the 'Compensation Committee'), all of whom are independent directors, and then with the Board's other independent directors, including its two newest independent directors, Linda Johnson Rice and James Murdoch.[423]

The Proxy stated that: "each of the requirements underlying the performance milestones was selected to be very difficult to achieve";[424] the Board "based this new award on stretch goals";[425] the Grant's milestones were "ambitious" and "challenging";[426] "[l]ike the Revenue milestones described above, the Adjusted EBITDA milestones are designed to be challenging";[427] and "[t]he Board considers the Market Capitalization Milestones to be challenging hurdles."[428]

The Proxy disclosed that, when setting the milestones, "the Board carefully considered a variety of factors, including Tesla's growth trajectory and internal growth plans and the historical performance of other high-growth

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[417] JX-878 at 52 (stating that the Grant expires on January 20, 2028); JX-137 at 1.

[418] PTO ¶ 233; JX-791 at 4–5.

[419] PTO ¶ 234.

[420] *Id.* ¶ 235; *see also* JX-878 at 29.

[421] JX-878 at 10. The Proxy also describes Johnson Rice and Murdoch as independent. *Id.*

[422] *See* JX-1597 at 9; JX-1598 at 3; JX-1599 at 14; JX-1700 at 12.

[423] JX-878 at 10.

[424] *Id.* at 41.

[425] *Id.* at 4.

[426] *Id.* at 22.

[427] *Id.* at 18.

[428] *Id.* at 17.

and high-multiples companies in the technology space that have invested in new businesses and tangible assets."[429] "Internal growth plans" referred to Tesla's projections.[430]

Tesla prepared three sets of projections during the process. During July 2017, Tesla updated its internal three-year financial projections ("July 2017 Projections").[431] The July 2017 Projections reflected that the S-curve's exponential growth phase was imminent.[432] Tesla shared the July 2017 Projections, which the Audit Committee approved,[433] with S&P and Moody's in connection with a debt offering.[434] The 2017 Projections showed revenue growth of $69.6B and adjusted EBITDA growth of $14.4B in 2020.[435] Under the July 2017 Projections, Tesla would achieve three of the revenue milestones and all of the adjusted EBITDA milestones in 2020. The Proxy did not disclose this.

Ahuja developed and Musk approved a new operating plan and projections in December—the December 2017 Projections.[436] As discussed above, the Board reviewed those projections on December 12.[437] The one-year projections underlying the operating plan forecasted $27.4B in revenue and $4.3B in EBITDA by late 2018, and thus predicted achievement of three milestones in 2018 alone.[438] The longer three-year projections underlying that plan reflected that by 2019 and 2020, Tesla would achieve seven and eleven operational milestones, respectively.[439] The Proxy did not disclose this.

After Tesla issued the Proxy, but before the stockholder vote, Ahuja presented the Board with a three-year operating plan (the "March 2018 Projections"), which Tesla later shared with Moody's.[440] Musk reviewed and approved the March 2018 Projections before they were presented to the Board.[441] The March 2018 Projections were more pessimistic than previous projections but still predicted achievement of one revenue and two adjusted EBITDA milestones by March 31, 2019, and further two revenue and four adjusted EBITDA milestones by the end of 2020.[442] As discussed below, Tesla would issue a supplemental disclosure with this information, but not until after the stockholder vote.

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[429] *Id.* at 18.

[430] Trial Tr. at 481:14–481:24 (Ahuja).

[431] JX-529 at 2. JX-529 at 2. The Model 3 was Tesla's first mass production vehicle. *See* Trial Tr. at 574:14–18 (Musk). When mass production is successful, the production curve resembles the letter S. *Id.* at 1197:9–13 (Gompers); JX-1539. Musk explained: "[T]he production starts off slowly and then you gradually eliminate the constraints and eventually it starts taking off exponentially." JX-390 at 9; Trial Tr. at 667:11–16 (Musk).

[432] JX-1540 at 84 (10/31/17 Audit Committee meeting materials) ("The production rate will soon enter the steep portion of the manufacturing S-curve, which should result in non-linear production growth in the weeks ahead.").

[433] JX-580 at 1; JX-573 at 1; Trial Tr. at 521:16–522:21 (Ahuja) (testifying that he discussed the projections with the Audit Committee, including Denholm, Gracias, and Buss).

[434] Trial Tr. at 466:14–469:24 (Ahuja).

[435] JX-529 at 2.

[436] JX-728 at 1–2; JX-372 at 6 (text messages between Maron and Ahuja); Trial Tr. at 515:18–516:7, 517:8–518:11 (Ahuja).

[437] JX-740 at 1–2; Trial Tr. at 523:12-16 (Ahuja) (confirming the full Board saw the projections before approving the Grant, including in December 2017).

[438] JX-740 at 18; Trial Tr. at 518:18–519:5 (Ahuja).

[439] JX-529 at 2; JX-543 at 2; JX-555 at 5; JX-573 at 408; JX-582 at 4; JX-587.

[440] JX-948 at 2 (3/13/18 Board meeting minutes); JX-973 at 1; JX-974 (March 13 Projections).

[441] Trial Tr. at 511:8–19 (Ahuja).

[442] JX-974; JX-1023 at 6.

2. The Public Reaction

Tesla tracked support and opposition to the 2018 Grant among stockholders and engaged in outreach.[443] The two largest proxy advisors, ISS and Glass Lewis, both recommended voting against the 2018 Grant.[444]

Glass Lewis expressed concern with the size and potential dilutive effect of the grant, noting that "any relative comparison of the grant's size would be akin to stacking nickels against dollars[]"and that "the lower tiers of the goals are relatively much more attainable given the time periods in question, potentially allowing for sizable payments without commensurately exceptional achievement."[445]

ISS described the grant value as "staggering" and concluded that even the "challenging" and "far-reaching" performance goals do not justify the extraordinary grant magnitude[.]"[446] In an internal email, ISS noted that it "steered clear of getting too deep into this[]" because "making that argument essentially puts us in the situation of saying Tesla's board is not strong enough to stand up to Musk[.]"[447]

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[443] *See* JX-901 at 3–7.

[444] JX-987 at 6 (3/21/18 ISS proxy analysis & benchmark policy voting recommendations); JX-931 at 7 (3/6/18 Glass Lewis proxy paper on Tesla).

[445] JX-931 at 5, 7.

[446] JX-987 at 3, 6. An earlier internal ISS email also described the amount as "just absurd." JX-841 at 1.

[447] JX-940 at 1.

Also, both recommendations expressed concern with Musk's non-Tesla interests, although Glass Lewis stated that "Musk's extracurricular exploits undoubtedly contribute to his value to the Company[.]"[448]

Stockholders also criticized the Grant, noting that Musk's Tesla equity provided sufficient motivation for Musk to perform,[449] the Grant's size and dilutive effects were excessive,[450] the EBITDA milestones were too low,[451] and that linear milestones were inappropriate for an "exponential company" like Tesla.[452]

Five days before the stockholder vote, on March 16, Maron informed the Board that the outcome of the stockholder vote was "not yet clear."[453] Maron reported that although initial vote tallies were favorable, many big stockholders had not yet voted and their intentions remained unclear.[454]

By March 20, Maron informed Musk that the Grant would likely receive approval, but that two large Tesla stockholders were voting against the Grant on the grounds that its size was excessive.[455] In response, Musk asked Maron to tell one of the large stockholders that he was "very offended by their action if they choose to vote that way, but but [sic] by all means do so."[456] Musk also asked Maron to set up a call with one of the stockholders following the vote, during which Musk would "convince them to divest from Tesla and any of [his] companies ever. They are not welcome."[457] It appears that a non-Musk employee at Tesla called that stockholder after the vote.[458]

3. The Stockholder Vote

The stockholders approved the Grant at a special stockholder meeting on March 21, 2018, with 73% of votes cast at the meeting (excluding Musk's and Kimbal's ownership) in favor.[459]

I. Subsequent Events

Events relevant to evaluating the fairness of the Grant occurred after stockholders approved the Grant. Namely, Tesla disclosed that several Grant milestones were greater than 70% probable of achievement, nearly all the tranches vested, Musk got in trouble with the SEC, named himself Technoking, and acquired Twitter, Inc.

1. Tesla Discloses That Several Of The Grant's Milestones Are Probable Of Achievement.

For accounting purposes, on March 27, Burg provided a final fair value letter arriving at a grant date fair value of $2,283,988,223.[460] Ahuja and his team then had to determine when Tesla was likely to hit the performance

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[448] JX-931 at 7; JX-987 at 6.

[449] JX-547.

[450] JX-968 at 3; JX-1541 at 1.

[451] JX-838 at 1–2; JX-899.

[452] JX-899.

[453] JX-964 at 1.

[454] *Id.*

[455] JX-972 at 1–2 (stating Vanguard found the size was "simply too high[]" and Capital most likely opposed "the size").

[456] *Id.* at 1.

[457] *Id.*

[458] Trial Tr. at 441:11–24 (Maron); *see* JX-1017 at 1 (4/11/18 email from Musk to Maron asking about the call with Capital).

[459] JX-979 at 3 (3/21/18 Form 8-K dated March 21, 2018).

[460] JX-997 at 7. $2,562,885,538 before applying a 10.88% illiquidity discount due to the Five-Year Hold Period. *See id.* Changes from previous valuations are primarily due to an intervening decline in the stock price. *See* JX-1003 at 1.

milestones, which Tesla needed to disclose to stockholders in its March 31, 2018 Form 10-Q (the "March 31 10-Q").[461] Tesla determined that three operational milestones were "considered probable of achievement," which meant that they were greater than 70% probable of achievement within approximately one year of the Grant date.[462]

Tesla's methodology to determine the probability of milestone achievement was to "us[e] the operating plan of record[.]"[463] Tesla's operating plan was a set of internal one-year forecasts.[464] Tesla developed and updated one-year and three-year internal projections on a regular basis.[465] They were not the product of bottom-up forecasting. They were used to drive and motivate rather than plan, and Tesla frequently missed its projections.[466] They reflected what Tesla would need to do to reach aggressive goals set by Musk.[467]

Tesla based the March disclosures on the March 2018 Projections. Ahuja described the March 2018 Projections as "extremely aggressive and challenging" based on "stretch goals" and "very large . . . risks[.][468] Yet Tesla disclosed that "the following performance milestones were considered probable of achievement: total revenue of $20.0 billion; adjusted EBITDA of $1.5 billion; and adjusted EBITDA of $3.0 billion."[469] The March 31 10-Q included the usual disclaimer, stating that "[t]he probability of meeting an operational milestone is based on a subjective assessment of our future financial projections."[470] According to Ahuja, this disclosure meant that "the three operational milestones . . . are 70 percent probable of achievement in the late 2018 and 2019 time frame."[471]

Ahuja characterized the probability assessment as an inherently "conservative approach" from an accounting perspective.[472] Still, it is not clear how Tesla management reconciled their views that the milestones were both "risky" and a "stretch" yet simultaneously more than 70% likely to occur.

Regardless, management stuck to its guns. On April 3, Ahuja told his team that "to be consistent in our methodology of using the operating plan of record, we should assume that the second EBITDA milestone has greater than 70% chance of vesting by 6/30/2019."[473] And an Audit Committee presentation dated April 27, 2018 indicated that, based on the March 2018 Projections, Tesla considered the $20 billion revenue milestone and the $1.5 billion adjusted EBITDA milestone more than 70% likely by December 31, 2018, and the $3 billion adjusted

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461 *See* JX-990 at 1; JX-1004 at 1; JX-1019 at 2; JX-1011 (3/31/18 Form 10-Q for Q1).

462 JX-1011 at 27.

463 JX-1019 at 2; Trial Tr. at 743:11-23 (Gracias) ("[T]here's only one plan. . . . We didn't show anything else to the banks . . . or to The Street, literally one set of numbers. That's it."); Trial Tr. at 791:13–792:2 (Gracias) (confirming Tesla had one financial plan as of 2017 and 2018, and during that period everyone—including Musk—relied on that plan to run Tesla, and "Musk himself was integrally involved in creating Tesla's operating plan"); *see id.* at 498:1–499:2 (Ahuja) (confirming Musk was "extremely involved" in the three-year financial plan).

464 *See* JX-953 (2018 operating plan slide deck).

465 *Id.* at 466:14–19, 467:18–468:2 (Ahuja).

466 *Id.* at 223:8–224:1 (Ehrenpreis) (testifying that the "projections . . . were mostly used to drive the company . . . [so he] was absolutely not surprised at the number of misses and the frequency of new forecasts"); *see id.* at 746:11–20 (Gracias) (describing these projections as "a very aggressive stretch plan[] . . . to get people motivated and incented[] . . . to drive the internal operations"); *id.* at 333:20–334:18 (Denholm) (testifying that the projections reflected what "we're trying to achieve" and the Board did not view the projections "as being realistic and achievable plans").

467 *Id.* at 466:23–467:7 (Ahuja) (testifying that Tesla set "really stretch goals, which reflected Elon's general philosophy of really pushing himself and the team to deliver impossible things").

468 *Id.* at 488:12–489:24; 504:24–505:5 (Ahuja).

469 JX-1011 at 27.

470 *Id.*

471 Trial Tr. at 493:21–494:5 (Ahuja); *id.* at 503:18–22 (Ahuja).

472 *Id.* at 488:1–489:24 (Ahuja).

473 JX-1019 at 2.

EBITDA milestone more than 70% likely by March 31, 2019.[474] On May 7, 2018, Tesla filed a Form 10-Q disclosing to stockholders that, as of March 31, 2018, three operational milestones "were considered probable of achievement[.]"[475]

2. Tesla's Performance

The Grant began vesting in 2020 as Tesla's business took off. Although Tesla's business performance between 2018 and 2020 fell short of the March 2018 Projections, Tesla slightly exceeded its projected adjusted EBITDA for 2018.[476] Four tranches vested by the end of 2020, and three more vested the following year.[477] As of April 29, 2022, eleven of the Grant's 12 tranches had vested.[478] As of June 30, 2022, all market capitalization milestones had been achieved, all adjusted EBITDA milestones had been achieved, and three revenue milestones had been achieved, with one more deemed probable of achievement.[479]

3. The SEC Settlement

On September 29, 2018, the SEC announced that it had reached a settlement with Musk over fraud charges stemming from a tweet he sent in August 2018.[480] As part of the settlement, Musk agreed to pay a penalty of $20 million, resign as Chair of the Tesla Board, submit communications relating to the company for pre-approval subject to procedures implemented by Tesla, and not "make . . . any public statement denying, directly or indirectly, any allegation in the complaint or creating the impression that the complaint is without factual basis[.]"[481]

Tesla also agreed to add two new independent directors and create a permanent committee of independent directors charged with overseeing implementation of the settlement, controls regarding Tesla's public statements, and the "review and resolution of human resources issues or conflict of interest issues" involving Tesla's management.[482]

On April 30, 2019, the final judgment enshrining the SEC Settlement was amended to clarify that Musk must "obtain the pre-approval of an experienced securities lawyer employed by the company ('Securities Counsel') of any written communication that contains information regarding" a long list of topics, including Tesla's finances, its non-public projections, and "events regarding the Company's securities."[483]

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[474] JX-1023 at 6.

[475] JX-1031 at 27 (5/7/18 Form 10-Q for Q1).

[476] Trial Tr. at 479:6–21 (Ahuja).

[477] PTO ¶¶ 265–71.

[478] *Id.* ¶¶ 272–75.

[479] *Id.* ¶ 276.

[480] JX-1070 at 1 (9/29/18 SEC Press Release: Elon Musk Settles SEC Fraud Charges; Tesla Charged With and Resolves Securities Law Charge). On August 7, 2018, Musk tweeted: "Am considering taking Tesla private at $ 420. Funding Secured." JX-1057 (Aug. 7, 2018, 12:48 p.m. Musk tweet). The SEC charged that Musk's Tweet was misleading because he had not "discussed specific deal terms, including price, with any potential financing partners." JX-1070 at 1.

[481] JX-1075 ¶ 13 (10/16/18 Consent Motion for Entry of Final Judgment, *United States Sec. & Exch. Comm'n v. Musk*, C.A. No. 1:18-cv-8865-AJN-GWG (S.D.N.Y.)).

[482] JX-1076 at 2 (10/16/18 Form 8-K).

[483] JX-1075 at 15–16.

As part of the settlement, Musk stepped down as Board chair.[484] Kimbal proposed that Denholm replace him.[485] Denholm initially declined, but then Musk asked Denholm to reconsider.[486] Denholm agreed, and the Board appointed Denholm chair on November 7, 2018.[487]

To comply with the terms of the SEC Settlement, which required the Board to establish a new independent committee, the Board created a "Disclosure Committee."[488] Denholm's testimony revealed a lack of understanding concerning how this committee worked. She testified that she did not know whether the Disclosure Committee "received reports concerning human resource issues or conflicts of interest involving senior management"[489] in order to fulfill its mandate. Denholm testified that "issues of conflict are reviewed by the audit committee, which is a group of independent board members who are also members of the disclosure committee."[490]

Musk testified that he complies with the SEC Settlement using the following process: He "decide[s] a tweet might be one that is required to be reviewed under the settlement . . . submit[s] it to an in-house lawyer in advance of making it, wait[s] for some period of time that [he] decide[s] upon, and then tweet[s] if the lawyer hasn't given comments[.]"[491]

Denholm described this process as "self-regulat[ing]" and was "aware that [Musk] waits for some unspecified period of time and then just [tweets] if he doesn't hear back[.]"[492] After the SEC Settlement was amended, Musk made public statements about Tesla's business prospects or plans without clearing them with anyone first.[493]

At trial, Musk stated that the SEC Settlement "was made under duress" because "lenders put a gun to [his] head."[494] He also conceded that he had previously given public interviews where he stated that the SEC was wrong and that he had actually secured funding to take Tesla private.[495] He did so despite the requirement as part of the SEC Settlement that Musk not "make . . . any public statement denying, directly or indirectly, any allegation in the complaint or creating the impression that the complaint is without factual basis[.]"[496] Musk has also publicly referred to the SEC's San Francisco office as "bastards[]" and "shameless puppets of Wall Street short seller sharks who did nothing to protect actual shareholders[.]"[497]

4. The Technoking

On March 15, 2021, Musk changed his title to "Technoking of Tesla."[498] Musk testified that this role was distinguishable from a traditional chief technology officer role by the presence of "panache" and joked that a Technoking had "[g]reat dance moves and sick beats."[499] During his deposition, Musk testified that he did not

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[484] Trial Tr. at 1081:23–1082:5 (Kimbal).

[485] *Id.* at 1082:6–10 (Kimbal).

[486] Denholm Dep. Tr. at 95:11–18.

[487] JX-1083 at 4.

[488] Trial Tr. at 372:6–373:22, 375:1–8 (Denholm).

[489] *Id.* at 375:9–22 (Denholm).

[490] *Id.* at 378:11–18 (Denholm).

[491] *Id.* at 616:3–11 (Musk).

[492] *Id.* at 386:8–12 (Denholm); *id.* at 382:5–12 (Denholm) ("A. Do you mean does he self-regulate under the policy? Q. You bet. That's exactly what I mean. A. So he does self-regulate under the policy, yes.").

[493] *See id.* at 619:12–622:3 (Musk).

[494] *Id.* at 624:3–625:21 (Musk).

[495] *Id.* at 625:14–21 (Musk).

[496] JX-1075 ¶ 13.

[497] Trial Tr. at 623:4–22 (Musk).

[498] JX-1331 at 2 (3/15/21 Form 8-K).

[499] Musk Dep Tr. at 24:11–25:9.

consult with the Board about this new title, but that it was communicated to at least Denholm before Tesla filed the 8-K announcing the new title.[500] At trial, Musk testified he did in fact consult with the Board before giving himself the title.[501]

5. Then Came Twitter

On April 25, 2022, Twitter, Inc. and Musk announced the execution of a merger agreement in which Musk would acquire Twitter.[502] Musk subsequently sought to terminate the merger agreement, and Twitter sued for specific enforcement.[503]

The amount of time Musk spent on the Twitter acquisition was undoubtedly a concern at Tesla. Also, in the Twitter litigation, Musk filed a pleading affirming that no one at Tesla is authorized to view his Tesla email accounts without his consent, except to the extent legally required.[504] Musk ultimately acquired Twitter and named himself "chief twit," a role analogous to CEO.[505] Musk also testified that he asked approximately 50 Tesla engineers to "volunteer" to help him evaluate Twitter's engineering team.[506] No one on the Board called Musk to tell him not to do this.[507] In the weeks prior to trial, Musk spent the "lion's share" of his time at Twitter.[508]

J. This Litigation

Plaintiff Richard Tornetta ("Plaintiff"), a Tesla stockholder, filed his complaint on June 5, 2018.[509] His original complaint asserted four counts: Count I for breach of fiduciary duty against Musk in his capacity as a then-controlling stockholder; Count II for breach of fiduciary duty against Musk, Kimbal, Gracias, Jurvetson, Ehrenpreis, Buss, Denholm, Murdoch, and Johnson Rice as directors (together, "Defendants"); Count III for unjust enrichment against Musk; and Count IV for waste.[510] Counts I and II were asserted as both direct and derivative claims. Counts III and IV were asserted as derivative claims.[511]

Defendants moved to dismiss the complaint, and the court denied the motion as to Counts I through III, dismissing only the waste claim.[512] For purposes of the motion to dismiss, Defendants conceded that Musk controlled Tesla.[513] Defendants argued that the stockholder vote approving the Grant qualified as a ratifying vote justifying business judgment deference under Section 216 of the Delaware General Corporation Law ("DGCL").[514]

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[500] *Id.* at 25:13–22.

[501] Trial Tr. at 599:4–10 (Musk); *but see id.* at 1085:1–7 (Kimbal) ("Question: Have you heard the word 'Technoking' before? Answer: Yes, I have. Question: When did you first hear that word? Answer: I heard it over Twitter, when Elon changed his Twitter account."); *id.* at 854:21– 855:3 (Murdoch) ("Q. Now, you're aware that Elon Musk has added Technoking to his Tesla title. Correct? A. Yes, I am aware of that. Q. And you believe you likely first learned about that development via a tweet. Is that correct? A. I might have. I think so. Yeah.").

[502] JX-1457 at 2 (4/25/22 Twitter, Inc. Form 8-K).

[503] *Twitter, Inc. v. Elon R. Musk, et al.*, C.A. No. 2022-0613-KSJM.

[504] Trial Tr. at 602:2–10 (Musk).

[505] *Id.* at 614:13–23 (Musk).

[506] *Id.* at 656:6–657:20 (Musk).

[507] *Id.* at 657:9–658:2 (Musk).

[508] *Id.* at 662:4–9 (Musk).

[509] Dkt. 1 ("Compl.").

[510] *See* Compl. ¶¶ 106–23.

[511] *See id.*

[512] *See* Dkt. 10.

[513] *See Tornetta v. Musk*, 250 A.3d 793, 805 (Del. Ch. 2019) ("Defendants acknowledge (for purposes of this motion only) that Musk is a controlling shareholder and that he dominated the Board and the Compensation Committee during the time the Award was negotiated and approved.").

[514] *Tornetta*, 250 A.3d at 806–07 (Del. Ch. 2019).

Vice Chancellor Joseph R. Slights III rejected this argument, concluding that a fully informed stockholder vote was insufficient to restore business judgment deference in a conflicted-controller transaction like the Grant.[515] The Vice Chancellor held that *MFW* provides the "roadmap" for a controller seeking to avoid review under the entire fairness standard, even outside of the squeeze-out context.[516] The Vice Chancellor also rejected Defendants' alternative dismissal argument—that the complaint lacked well-pled allegations that the Grant was unfair.[517]

The case proceeded to discovery. On January 25, 2021, the court entered a stipulated order granting class certification.[518]

On September 20, 2021, the Delaware Supreme Court issued *Brookfield Asset Management, Inc. v. Rosson*, which overturned *Gentile v. Rossette*[519] and thus eliminated the legal basis for the dual-natured Counts I and II.[520] *Brookfield* determined that fiduciary duty claims alleging overpayment or dilution of voting power are categorically derivative, rather than dual-natured, even when asserted against a controlling stockholder.[521] As a result of *Brookfield*, Plaintiff filed a motion for leave to amend his complaint on September 30, 2021.[522] The proposed amended complaint asserted the same claims as the original complaint, but asserted Counts I and II as entirely derivative rather than dual-natured.[523]

The next day, Plaintiff and Defendants Kimbal and Jurvetson cross-moved for summary judgment.[524] Plaintiff argued that the 2018 Grant was invalid because it was conditioned on stockholder approval, but that the Proxy failed to disclose material information. For instance, Plaintiff argued that Tesla failed to disclose how achievable Tesla management thought the milestones were, or to fully appraise stockholders of the close professional and personal relationships Ehrenpreis and Gracias each had with Musk.[525] Kimbal and Jurvetson moved for summary judgment on all Counts on the grounds that they had minimal or non-existent roles in the 2018 Grant process.[526]

While these motions were pending, on October 27, 2021, the parties stipulated to decertify the class, dismiss the direct claim components of Counts I and II, and to voluntarily dismiss all claims against Kimbal and Jurvetson with prejudice.[527] The stipulation preserved Plaintiff's motion for leave to file the amended complaint to change the action from a direct to a derivative action under Court of Chancery Rule 23.1.[528] Collectively, those moves averted the *Gentile* issue at the heart of the original complaint.

The court granted the stipulation on October 27, 2021.[529] The remaining Defendants sought summary judgment on November 19, 2021, advancing a ratification theory on the basis that Tesla stockholders received all material information ahead of the vote.[530]

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[515] *Id.* at 807–09.

[516] *Id.* at 810–12.

[517] *Id.* at 812–13.

[518] Dkt. 94.

[519] 906 A.2d 91 (Del. 2006).

[520] 261 A.3d 1251.

[521] *Id.* at 1275.

[522] Dkt. 161.

[523] Dkt. 161, Ex. A ¶¶ 284–93.

[524] Dkts. 162, 163.

[525] *See* Dkt. 163 at 20–26.

[526] *See* Dkt. 162 at 6–12.

[527] Dkt. 173.

[528] *See* Dkt. 173 ¶ 1; Dkt. 174.

[529] Dkt. 175.

[530] *See* Dkt. 184 at 64–65; Dkt. 188.

The court substituted jurists on January 12, 2022, in light of Vice Chancellor Slights' retirement from the bench.[531] This court held a status conference on February 7, 2022,[532] and resolved the pending motions to amend and for summary judgment in a letter decision dated February 24, 2022.[533] The court granted Plaintiff's motion for leave to amend but denied the cross-motions for summary judgment, voicing "skeptic[ism] that this litigation can be resolved based on the undisputed facts."[534]

Plaintiff filed his amended complaint on March 2, 2022.[535] The court entered a revised case schedule on August 12, 2022.[536] The parties tried their case from November 14 through 18, 2022.[537] The court heard post-trial oral argument on February 21, 2023.[538]

Post-trial oral argument revealed several topics that warranted further development. The court requested supplemental briefing in a letter to counsel dated February 22.[539] The parties completed supplemental briefing on April 11.[540]

II. LEGAL ANALYSIS

Plaintiff claims that awarding the Grant constituted a breach of fiduciary duty.[541] He argues that the entire fairness standard governs for two independent reasons—because the Grant was a conflicted-controller transaction and, separately, because the Grant was approved by a majority conflicted Board. He further argues that Defendants failed to demonstrate that the Grant was fair, and that the court should invalidate and rescind the Grant either in its entirety or in part. Defendants dispute that the entire fairness standard applies and argue that, if entire fairness applies, Plaintiff bears the burden of proof because the stockholder vote was fully informed.

This analysis proceeds in four parts. The court first addresses the gating issue—the standard of review—and concludes that entire fairness applies because Musk exercised control over the Grant. The court next addresses Defendants' argument that the stockholder vote shifted the burden under the entire fairness standard to Plaintiff, concluding that Defendants retain the burden because the stockholder vote was not fully informed. The court then evaluates the Grant under the entire fairness standard, concluding that Defendants failed to prove that the Grant was entirely fair. The court last turns to the remedy, concluding that Plaintiff is entitled to rescission of the Grant in its entirety.

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[531] Dkt. 199.

[532] Dkt. 206.

[533] Dkt. 207.

[534] *See id.* at 2.

[535] Dkt. 209.

[536] Dkt. 219. There were earlier case schedules that this one amended. But that fuller history is irrelevant.

[537] Dkt. 244.

[538] Dkt. 281. *See* Defs.' Post-Trial Opening Br.; Dkt. 264 ("Pl.'s Post-Trial Opening Br."); Dkt. 274 ("Pl.'s Post-Trial Answering Br."); Dkt. 275 ("Defs.' Post-Trial Answering Br."); Dkt. 284 ("Post-Trial Oral Arg. Tr.").

[539] Dkt. 280. The letter specified the following topics for supplemental briefing: (i) whether a material omission in the Proxy invalidates the Grant; (ii) whether focusing on the give-get exchange within an entire fairness fair price analysis is an accurate framing of the inquiry, as Defendants asserted; (iii) whether disclosures about the Grant development process are unlikely to be material here because the key economic terms were fully disclosed; and (iv) any responses to the *amicus* brief filed by Professor Charles M. Elson to aid the court in understanding the origin and purpose of equity-linked compensation and how it relates to the Grant here. *See* Dkt. 266 ("Elson Amicus Br.").

[540] *See* Dkt. 285 ("Defs.' Post-Trial Suppl. Opening Br."); Dkt. 288 ("Pl.'s Post-Trial Suppl. Answering Br."); Dkt. 289 ("Defs.' Post-Trial Suppl. Reply. Br.").

[541] Plaintiff asserts a derivative claim and, typically, litigation of a derivative claim would begin with an assessment of whether the plaintiff met the demand requirement. Demand futility is a gating issue that must be raised (and, in this jurist's view, should only be raised) at the pleading stage. *See generally In re McDonald's Corp. S'holder Deriv. Litig.,* 291 A.3d 652, 699–700 (Del. Ch. 2023) ("The defendants generally should expect one bite at the demand-futility apple."). In this case, however, Defendants did not argue demand futility at the pleading stage due to this court's decision in another action involving Tesla. *See SolarCity I*, 2018 WL 1560293, at *17–19 (holding that the plaintiffs had adequately alleged that demand was excused with respect to a majority of the Tesla Board).

A. The Entire Fairness Standard Applies Because Musk Is A Controller.

When determining whether corporate fiduciaries have breached their duties, a court applying Delaware law evaluates the fiduciaries' conduct through a standard of review.[542] Delaware law has three levels of transactional standards of review: business judgment, enhanced scrutiny, and entire fairness.[543]

Plaintiff argues that Delaware's most onerous standard of review, entire fairness, applies because the Grant was a conflicted-controller transaction.[544] Alternatively, Plaintiff argues that entire fairness applies because half of the directors who approved the Grant lacked independence from Musk.[545] Plaintiff wins on the first argument— Musk is a controller. Because Plaintiff wins on the first argument, the court does not address the second argument.[546]

Delaware law imposes fiduciary duties on those who control a corporation.[547] Why? Because fiduciary duties exist in part to minimize agency costs caused by the divide between economic ownership and legal control.[548] Delaware law vests control over a corporation in a board of directors and imposes attendant fiduciary obligations on the board as a consequence.[549] When a controller displaces or neutralizes a board's power to direct corporate action, then the controller assumes fiduciary obligations.[550]

The most straightforward way for a plaintiff to demonstrate control is to show that a defendant holds a mathematical majority of the corporation's voting power.[551] This is so because the DGCL requires stockholder approval of transformational transactions.[552] The DGCL also permits stockholder action by written consent, through which a majority stockholder can remove directors and fill vacancies.[553] "A stockholder who owns a mathematical majority of the corporation's voting power," therefore, "has the ability to exercise affirmative control"

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[542] *See Chen v. Howard-Anderson*, 87 A.3d 648, 666 (Del. Ch. 2014); *In re Trados Inc. S'holder Litig.*, 73 A.3d 17, 35–36 (Del. Ch. 2013).

[543] *Chen*, 87 A.3d at 666 (quoting *Reis v. Hazelett Strip-Casting Corp.*, 28 A.3d 442, 457 (Del. Ch. 2011)).

[544] Pl.'s Post-Trial Opening Br. at 82.

[545] *Id.*

[546] The factual findings that render Musk a controller, however, support a finding that the majority of the Board lacked independence.

[547] *Kahn v. Lynch Commc'n Sys., Inc.*, 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation." (cleaned up)); *Citron v. Fairchild Camera & Instrument Corp.*, 569 A.2d 53, 70 (Del. 1989) (holding that a stockholder who dominates and has actual control of the corporation's activities has fiduciary status); *Ivanhoe P'rs v. Newmont Mining Corp.,* 535 A.2d 1334, 1344 (Del. 1987) ("A shareholder owes a fiduciary duty . . . if it . . . exercises control over the business affairs of the corporation.").

[548] *See generally* Adolf Berle & Gardiner Means, *The Modern Corporation and Private Property* (2d ed. 1991).

[549] 8 *Del. C.* § 141(a).

[550] *See, e.g.,Harris v. Carter*, 582 A.2d 222, 234 (Del. Ch. 1990) ("[W]hen a shareholder presumes to exercise control over a corporation, to direct its actions, that shareholder assumes a fiduciary duty of the same kind as that owed by a director to the corporation." (citing *Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 109–10 (Del. 1952)).

[551] *Lynch*, 638 A.2d at 1113 (noting that a stockholder becomes a fiduciary if he or she "owns a majority interest in . . . the corporation" (quoting *Newmont,* 535 A.2d at 1344); *In re PNB Hldg. Co. S'holders Litig.*, 2006 WL 2403999, at *9 (Del. Ch. Aug. 18, 2006) ("Under our law, a controlling stockholder exists when a stockholder . . . owns more than 50% of the voting power of a corporation[.]" (citation omitted)); *Williamson v. Cox Commc'ns, Inc.*, 2006 WL 1586375, at *4 (Del. Ch. June 5, 2006) ("A shareholder is a 'controlling' one if she owns more than 50% of the voting power in a corporation[.]" (citation omitted))).

[552] *Voigt v. Metcalf*, 2020 WL 614999, at *17 (Del. Ch. Feb. 10, 2020) (citing 8 *Del. C.* §§ 242(b)(1), 251(c), 275(b)).

[553] *Id.* (citing 8 *Del. C.* §§ 141(k), 211(b), 216(2)).

by directing the outcome of a stockholder vote or acting by written consent.[554] Musk controlled only 21.9% of Tesla's voting power, so he lacked mathematical voting control.

Mathematical voting control, however, is only one method of establishing controller status.[555] "[C]ontrol of the ballot box is not always dispositive of the controlling stockholder inquiry[.]"[556] A plaintiff can establish controller

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[554] *Id.* at *17; *see also Paramount Commc'ns Inc. v. QVC Network Inc.*, 637 A.2d 34, 42 (Del. 1994) ("In the absence of devices protecting the minority stockholders, stockholder votes are likely to become mere formalities where there is a majority stockholder.").

[555] *In re Crimson Exploration Inc. S'holder Litig.*, 2014 WL 5449419, at *10 (Del. Ch. Oct. 24, 2014).

[556] *SolarCity I*, 2018 WL 1560293, at *14 (citing cases); *see, e.g., In re Pattern Energy Gp. Inc. S'holders Litig.,* 2021 WL 1812674, at *41–46 (Del. Ch. May 6, 2021) (finding it reasonably conceivable on a motion to dismiss that a stockholder owning "slightly more than 10%" was a controller who had consent rights and threatened to use it in order to control decisions); *Skye Mineral Invs., LLC v. DXS Cap. (U.S.) Ltd.,* 2020 WL 881544, at *24–29 (Del. Ch. Feb. 24, 2020) (finding it reasonably conceivable on a motion to dismiss that a group of investors collectively owning 28.07% of the company's equity was a control group because it had contractual blocking rights that could restrict capital raises and drive the company into bankruptcy); *Reith v. Lichtenstein*, 2019 WL 2714065, at *7–10 (Del. Ch. June 28, 2019) (finding it reasonably conceivable on a motion to dismiss that a stockholder owning 35.6% of the company's stock was a controller where the controller's affiliates and former executives took on senior leadership roles, provided key investment banking services, and significantly "influenced management"); *FrontFour Cap. Gp. LLC v. Taube*, 2019 WL 1313408, at *21–24 (Del. Ch. Mar. 11, 2019) (finding post-trial that stockholders who collectively owned "less than 15%" of the company's stock were controllers where the stockholders were the founders and officers of the company, managed the day-to-day operations, and had control of deal structures and information flow); *SolarCity I*, 2018 WL 1560293, at *19 (finding it reasonably conceivable on a motion to dismiss that Musk, who owned 22% of company's common stock, was a controller based on well-pled allegations related to "Musk's voting influence, his domination of the Board during the process leading up to the [challenged acquisition] against the backdrop of his extraordinary influence within the Company generally, the Board level conflicts that diminished the Board's resistance to Musk's influence, and the Company's and Musk's own acknowledgements of his outsized influence"); *Calesa Assocs. v. Am. Cap., Ltd.*, 2016 WL 770251, at *10–12 (Del. Ch. Feb. 29, 2016) (finding it reasonably conceivable on a motion to dismiss that a stockholder owning 26% of the company's stock exercised actual control where the plaintiff alleged instances of actual control beyond the fact that the stockholder "exercised duly obtained *contractual* rights to its benefit and to the detriment of the company" (emphasis in original)); *In re Zhongpin Inc. S'holders Litig.*, 2014 WL 6735457, at *7–8 (Del. Ch. Nov. 26, 2014) (finding it reasonably conceivable on a motion to dismiss that a stockholder owning 17.3% of the company's stock was a controller because the stockholder was CEO and the company's 10-K stated that the stockholder effectively controlled the company), *rev'd on other grounds sub nom. In re Cornerstone Therapeutics Inc. S'holder Litig*., 115 A.3d 1173 (Del. 2015); *In re Loral Space & Commc'ns Inc*., 2008 WL 4293781, at *21–22 (Del. Ch. Sept. 19, 2008) (finding post-trial that a stockholder owning 35.9% of the company's stock was a controller where the controller had rights to block important strategic initiatives, was a significant creditor that could unilaterally force redemption of notes, and maintained publicly that it controlled the board); *Cox Commc'ns*, 2006 WL 1586375, at *4–5 (finding it reasonably conceivable on a motion to dismiss that two stockholders, owning collectively 17.1% of the company's stock, jointly controlled the company based on their ability to nominate two of the five directors, their ability to influence the flow of revenue into the corporation, and their potential "veto" power over certain corporate decisions); *In re Cysive, Inc. S'holders Litig.*, 836 A.2d 531, 535, 551–52 (Del. Ch. 2003) (finding post-trial that a stockholder owning 35% of the company's stock controlled the company because he was a "hands-on" "Chairman and CEO of [the company]," and because he had the ability to "elect a new slate [of independent directors] more to his liking without having to attract much, if any, support from public stockholders[,]" through his familial ties with the company's other stockholders); *O'Reilly v. Transworld Healthcare, Inc.*, 745 A.2d 902, 912–13, 915–16 (Del. Ch. 1999) (finding it reasonably conceivable on a motion to dismiss that a stockholder owning 49% of the company's stock exercised actual control where the plaintiff alleged that the stockholder forced the board to comply with its terms on the merger through threats). *See also Voigt*, 2020 WL 61499 at *19 n.20 (noting "that '[t]his Court and others have recognized that substantial minority interests ranging from 20% to 40% often provide the holder with working control'" (quoting *Robbins & Co. v. A.C. Israel Enters., Inc.*, 1985 WL 149627, at *5 (Del. Ch. Oct. 2, 1985) (alteration in original))); 8 *Del. C.* § 203(c)(4) ("[a] person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the

status by demonstrating that the defendant "exercises control over the business affairs of the corporation."[557] For this purpose, a plaintiff need not argue that the defendant exercised general control over the business and affairs of the corporation. Although a showing of "general control" is sufficient to establish fiduciary status, a plaintiff can establish fiduciary status by demonstrating that the defendant controlled the particular transaction at issue, referred to as "transaction-specific" control.[558]

To establish general control, a plaintiff must show "that a defendant or group of defendants exercised sufficient influence 'that they, as a practical matter, are no differently situated than if they had majority voting control.'"[559] "One means of doing so is to show that the defendant, 'as a practical matter, possesses a combination of stock voting power and managerial authority that enables him to control the corporation, if he so wishes.'"[560] The analysis of effective control looks to a stockholders' ability to exert influence as a stockholder, in the boardroom, and outside of the boardroom through managerial roles. Breaking these categories down to "indicia of effective control," the factors include:

- "ownership of a significant equity stake (albeit less than a majority),"

- "the right to designate directors (albeit less than a majority),"

- "decisional rules in governing documents that enhance the power of a minority stockholder or board-level position," and

- "the ability to exercise outsized influence in the board room, such as through high-status roles like CEO, Chairman, or founder."[561]

To establish transaction-specific control, a plaintiff must show that the stockholder "exercise[d] actual control over the board of directors during the course of a particular transaction[.]"[562] This analysis often focuses on relationships "with key managers or advisors who play a critical role in presenting options, providing information, and making recommendations[.]"[563] It can also address "the exercise of contractual rights to channel the corporation into a particular outcome by blocking or restricting other paths," and "commercial relationships," although those factors are less relevant here.[564] Ultimately, "[i]t is impossible to identify or foresee all of the possible sources of influence that could contribute to a finding of actual control over a particular decision."[565]

Both general control and transaction-specific control call for a holistic evaluation of sources of influence. "Rarely (if ever) will any one source of influence or indication of control, standing alone, be sufficient to make the

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absence of proof by a preponderance of the evidence to the contrary"); *Rosenthal v. Burry Biscuit Corp.*, 60 A.2d 106, 110–11 (Del. 1948) (finding ten percent ownership of the outstanding common stock sufficient to infer control).

[557] *Newmont*, 535 A.2d at 1344 (citations omitted).

[558] *Voigt*, 2020 WL 614999, at *11–12; *Basho Techs. Holdco B, LLC v. Georgetown Basho Invs., LLC*, 2018 WL 3326693, at *25 (Del. Ch. July 6, 2018) ("The requisite degree of control can be shown to exist generally or with regard to the particular transaction that is being challenged." (quoting *Carsanaro v. Bloodhound Techs., Inc.*, 65 A.3d 618, 659 (Del. Ch. 2013)), *aff'd sub nom. Davenport v. Basho Techs. Holdco B, LLC*, 221 A.3d 100 (Del. 2019) (TABLE).

[559] *Basho*, 2018 WL 3326693, at *25 (quoting *PNB*, 2006 WL 2403999, at *9).

[560] *Id.* (quoting *Cysive*, 836 A.2d at 553).

[561] *Id.* at *27 (citations omitted).

[562] *In re W. Nat'l Corp. S'holders Litig.*, 2000 WL 710192, at *20 (Del. Ch. May 22, 2000) (citation omitted).

[563] *Basho*, 2018 WL 3326693, at *26 (concluding on a motion to dismiss that the defendant's relationship with management, including tips received by defendant from company's officers that provided negotiating leverage, supported an inference of control (citing *OTK Assocs., LLC v. Friedman*, 85 A.3d 696, 704, 706–07, 715, n.1 (Del. Ch. 2014)).

[564] *Basho*, 2018 WL 3326693, at *26 (citations omitted); *see also Skye Mineral,* 2020 WL 881544, at *26–27; *Cox Commc'ns,* 2006 WL 1586375, at *4.

[565] *Basho*, 2018 WL 3326693, at *26.

necessary showing."[566] "Different sources of influence that would not support an inference of control if held in isolation may, in the aggregate, support an inference of control."[567] "Sources of influence and authority must be evaluated holistically, because they can be additive."[568] "Invariably, the facts and circumstances surrounding the particular transaction will loom large."[569]

Here, Plaintiff advances theories of both general and transaction-specific control. To streamline the sprawling set of issues presented, this analysis addresses whether Musk held transaction-specific control with respect to the Grant. Because "[b]roader indicia of effective control also play a role in evaluating whether a defendant exercised actual control over a decision[,]"[570] the sources of influence identified by Plaintiff in support of a finding of general control factor into the transaction-specific analysis.

Plaintiff's argument that Musk controls Tesla might conjure a sense of *déjà vu*. That is because Delaware courts have confronted this precise issue before in a prior lawsuit challenging Tesla's 2016 acquisition of SolarCity when Musk was SolarCity's largest stockholder and board chair. Although the *SolarCity* case resulted in three opinions, none of them included a finding concerning Musk's status as a controller. In the first, Vice Chancellor Slights denied the defendants' motion to dismiss where it was reasonably conceivable that Musk controlled Tesla.[571] On a motion to dismiss, however, a court must assume the truth of the plaintiff's factual allegations. Accordingly, the Vice Chancellor's dismissal decision did not constitute a finding that Musk was a controller. Post-trial, the Vice Chancellor held that even if Musk were a controller so as to trigger entire fairness, the transaction was entirely fair.[572] For this reason, it was unnecessary to make a post-trial finding on whether Musk controlled Tesla. The Vice Chancellor's approach dexterously relieved the Delaware Supreme Court from the burden of resolving the issue when affirming the post-trial decision.[573]

This question of whether Musk controls Tesla has thus proven evasive. It is as good a time as any to run it to ground. And so, "[o]nce more unto the breach, dear friends, once more."[574]

The analysis begins by discussing Musk's stock ownership, which is a significant but not dispositive indicium of control. The analysis then turns to the factors that play a bigger role in the court's conclusion, which are Musk's influence over managerial decisions, decision makers, and the process. Musk wielded the maximum influence that a manager can wield over a company. His ties to three of the eight directors (Kimbal, Gracias, and Murdoch) rendered those directors beholden to him; with Musk, they comprised half of the Board (given Jurvetson's departure).

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[566] *Id.* at *28 (citations omitted).

[567] *Voigt*, 2020 WL 614999, at *13.

[568] *Id.*

[569] *Basho*, 2018 WL 3326693, at *28.

[570] *Id.* at *27.

[571] *SolarCity I*, 2018 WL 1560293, at *13 (finding it reasonably conceivable that Musk controlled Tesla due to allegations concerning: Musk's ability to influence the stockholder vote through his 21.9% ownership; Musk's influence over the board as Tesla's visionary, CEO, and chairman; Musk's strong connections with members of the board and the fact that a majority of the board was interested in the transaction; and Tesla's acknowledgment of Musk's control in public filings).

[572] *SolarCity II*, 2022 WL 1237185, at *2. Although the Vice Chancellor found that there were significant flaws in the process that led to the SolarCity acquisition, the court held that "any control [Musk] may have attempted to wield in connection with the Acquisition was effectively neutralized by a board focused on the *bona fides* of the Acquisition, with an indisputably independent director leading the way." *Id.* at *33 (citation omitted). In reaching this conclusion, the Vice Chancellor emphasized that the board rebuffed multiple of Musk's demands during the process, that Denholm "emerged as an independent, powerful and positive force during the deal process who doggedly viewed the Acquisition solely through the lens of Tesla and its stockholders," and was an "effective buffer between" Musk and the conflicted board. *Id.* at *37–38. The Vice Chancellor then credited as evidence of a fair price the fully informed stockholder vote, SolarCity's unaffected trading price, SolarCity's cash flows, the financial advisor's fairness opinion, and potential synergies.

[573] *SolarCity III*, 298 A.3d at 699.

[574] William Shakespeare, *Henry V* act 3 sc. 1, lns. 1–2.

The rest of the fiduciaries acted beholden to Musk in the process leading to the Grant, allowing Musk to dictate the timing of the process and the terms of the Grant. Ultimately, the key witnesses said it all—they were there to cooperate with Musk, not negotiate against him. This unique suite of allegations makes it undeniable that, with respect to the Grant, Musk controlled Tesla.

1.   Stock Ownership

"All else equal, a relatively larger block size should make an inference of actual control more likely[]" for a few reasons discussed at length by Vice Chancellor J. Travis Laster in *Voigt*.[575] This is due in part to quorum requirements and stockholder turnout, which give a 40% block holder the same effective power in most circumstances as the holder of a mathematical majority.[576] Meanwhile, "stockholders who oppose the blockholder's position can only prevail by polling votes at supermajority rates."[577] Relatedly, compared to a small blockholder, a large blockholder needs the support of fewer other investors to carry a vote.[578]

Musk wields significant influence over Tesla by virtue of his stock holdings. Just prior to the Board's approval of the Grant, Musk owned approximately 21.9% of Tesla's outstanding common stock.[579] Applying the assumptions used in *Voigt*, if the holder of a 21.9% block favors a particular outcome, then the holder will win as long as holders of approximately one-in-three shares vote the same way.[580] By contrast, an opponent must garner approximately 71% of the unaffiliated shares to win.

It is thus no surprise that this court has found that holders of similar or lesser percentages of stock are controlling stockholders.[581] It is also no surprise that under Section 203 of the DGCL, "[a] person who is the owner of 20% or more of the outstanding voting stock of any corporation . . . shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary."[582] Nor is it any surprise that the original stockholder rights plan triggered at 20% ownership, or that rights plans now routinely cap ownership at 15% or less, thereby forcing a stockholder to stop short of the 20% figure.[583] At a minimum, a 21.9% holding supplies a powerful "rhetorical card[] to play in the boardroom."[584]

For Musk, his significant block operated in conjunction with a supermajority voting requirement for any amendment to Tesla's bylaws governing stockholder meetings, directors, indemnification rights, and the supermajority voting requirement itself.[585] Assuming an 80% turn-out, Musk needed the support of less than 10% of the minority stockholders to block a bylaw amendment at a stockholder meeting. By contrast, a proponent would

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[575] *Voigt*, 2020 WL 614999, at *17–19 (emphasis omitted).

[576] *Id.* at *18 ("[O]nce a quorum is present, the general standard for taking action is the affirmative vote of a majority of the shares present and entitled to vote. For the election of directors, the general standard is a plurality of the shares present and entitled to vote. Meetings typically attract participation from just under 80% of the outstanding shares. At that level, the holder of a 40% block can deliver the vote needed to prevail at a meeting." (citations omitted)).

[577] *Id.* at *18 (citation omitted). For example, "assuming a meeting where holders with 80% of the voting power turn out, and the standard is a majority of the shares present and entitled to vote . . . if the holder of a 35% block favors a particular outcome at a meeting, then the blockholder will win as long as holders of 1-in-7 shares vote the same way. The opponents must garner over 90% of the unaffiliated shares to win." *Id.*

[578] *See generally id.* at *18–19 (discussing the mathematics behind this principle in detail).

[579] PTO ¶ 64.

[580] *Voigt*, 2020 WL 614999, at *18.

[581] *See supra* note 556.

[582] 8 *Del. C.* § 203(c)(4).

[583] *See Williams Cos. S'holder Litig.*, 2021 WL 754593, at *1 (Del. Ch. Feb. 26, 2021) (citing Marcel Kahan & Edward Rock, *Anti-Activist Poison Pills*, 99 B.U. L. Rev. 915, 922 (2019)).

[584] *Voigt*, 2020 WL 614999 at *19.

[585] JX-323 at 33 (2/1/17 Form 8-K) (stating that Article X requires a supermajority of outstanding shares vote to amend Articles II, VIII, and X, and certain provisions of Article III).

have to garner over 93% of the unaffiliated shares to win. This means that, with the support of insiders or directors, Musk can easily block bylaw amendments that require a supermajority vote. Indeed, Musk has been able to do so two separate times.[586]

Musk's 21.9% block, therefore, gives him a sizable leg-up for stockholder votes generally and the ability to block specific categories of bylaw amendments. The block also gives him great influence in the boardroom. This undoubtedly contributes to his clout and sway.

If this case involved a failed bylaw amendment subject to a supermajority vote, then Musk's stock holdings would likely prove dispositive to the control analysis. But that is not the situation, so Musk's stock holdings must be considered in connection with the other indicia of control.

2. Boardroom And Managerial Supremacy

"[T]he ability to exercise outsized influence in the board room[]"can contribute to a finding of control.[587] Boardroom influence can come in a variety of forms. An individual might hold "high-status roles like CEO, Chairman, or founder."[588] Or an individual might have other key executive or managerial roles. An individual can wield influence if he can interfere with or kibosh management decisions.[589] An individual will have substantial influence if he can replace management.[590]

Musk wields considerable power in the boardroom by virtue of his high-status roles and managerial supremacy. Indeed, describing Musk's role at Tesla as "high-status"[591] would be a dramatic understatement. At relevant times, Musk occupied the most powerful trifecta of roles within a corporation—CEO, chair, and founder. He also exercised managerial authority over all aspects of Tesla and often without regard to Board authority, rendering

[586] JX-1234 at 25–26 (5/28/20 Schedule 14A) (noting Tesla's successful opposition to the 2014 and 2016 proposals to move to simple majority voting).

[587] *Basho*, 2018 WL 3326693, at *27, n.322 ("[T]he explicit or implicit threat of retaliation will carry much more weight if it comes from a . . . defendant who controls 25% of the voting power of the company, . . . and serves as Chairman of the Board with the power to call board meetings and set the agenda."); *see also Cysive*, 836 A.2d at 551–53 (incorporating defendants' status as CEO and chairman into the control analysis).

[588] *Basho*, 2018 WL 3326683, at *27 (citations omitted); *SolarCity I*, 2018 WL 1560293, at *13 (considering for purposes of the control analysis "Musk's influence over the Board as Tesla's visionary, CEO and Chairman of the Board"); *Zhongpin*, 2014 WL 6735457, at *9 (denying a motion to dismiss where it was reasonably conceivable that the defendant was a controller, in part because "[t]he Company relied so heavily on him to manage its business and operations that his departure from [the Company] would have had a material adverse impact on the Company"), *rev'd on other grounds sub nom.*, *Cornerstone*, 115 A.3d 1173; *Cysive*, 836 A.2d at 551–53 (finding post-trial that a minority stockholder had controller status where the stockholder was the chairman and CEO "and a hands-on one, to boot[,]" was "by admission, involved in all aspects of the company's business, was the company's creator" and "inspirational force"). Although this court has held that high-status roles contribute to a finding of control, this court has declined to find that a defendant held controller status based *solely* on those roles. *See In re GGP, Inc. S'holder Litig.*, 2021 WL 2102326, at *23–24 (Del. Ch. May 25, 2021) (granting motion to dismiss where the alleged controller was the chairman and no other factors were present), *aff'd in part, rev'd in part and remanded*, 282 A.3d 37 (Del. 2022); *In re Rouse Props., Inc.*, 2018 WL 1226015, at *19–20 (Del. Ch. Mar. 9, 2018) (same, where no facts of actual control alleged); *Larkin v. Shah*, 2016 WL 4485447, at *13–15 (Del. Ch. Aug. 25, 2016) (same); *In re Morton's Rest. Gp., Inc. S'holders Litig.,* 74 A.3d 656, 664 (Del. Ch. 2013) (same, where alleged controller previously owned the company but did not exert actual control).

[589] *See, e.g.*, *Basho*, 2018 WL 3326693, at *32 (finding post-trial that a minority stockholder had controller status, in part because the stockholder "exerted control over management" who would "subvert . . . , threaten . . . or get rid of" any "member of management [who] did not support" the stockholder's interests).

[590] *See, e.g.*, *Reith*, 2019 WL 2714065, at *8 (denying a motion to dismiss where it was reasonably conceivable that the defendant was a controller, in part because the defendant had "replaced the company's management with alleged affiliates . . . and the Company paid an affiliated entity significant funds every month under the Management Services Agreement").

[591] *Voigt,* 2020 WL 614999, at *12.

Tesla highly dependent on him. Truly, the avalanche of evidence on this point is so overwhelming that it is burdensome to set out in prose, hence these blunt bullet points:

- Tesla and Musk are intertwined, almost in a Mary Shelley ("You are my creator . . .") sort of way.[592] As Kimbal explained, "Tesla created Elon Musk's persona and Elon Musk's persona is attached to Tesla."[593] Musk is Tesla's public face, and he describes Tesla as "my company."[594]

- Tesla's entire corporate strategy is Musk's brainchild—he conceived both the "Master Plan" and "Master Plan, Part Deux."[595]

- Tesla is highly dependent on Musk, as it has made clear in public disclosures.[596] Musk did not dispute this characterization or that his departure would "likely" cause such disruptions.[597]

- Musk has admitted that he has "the power to direct operational decisions at Tesla[.]"[598]

- Gracias testified that Musk "could have sold the entire company if he wanted to."[599]

- Musk is extremely involved in financial planning and supplies inputs for models and plans.[600] All financial plans must be approved by Musk.[601]

- Musk makes the hiring, compensation, and firing decisions for high-level positions.[602] Tesla employees described Musk as having a reputation among employees as a "tyrant" who fires people "on a whim."[603]

- Musk operates under his own set of rules at Tesla. For example, due to his "special position of trust" at Tesla, no one at Tesla could review his email account without permission except when legally required.[604]

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[592] *See generally* Mary Shelley, *Frankenstein; or, The Modern Prometheus* (Lackington, Hughes, Harding, Mavor & Jones, 1st ed. 1818).

[593] Trial Tr. at 1085:11–24 (Kimbal); *see also id.* at 644:11–15 (Musk) (Musk agreeing that, as of May 2017, he was "heavily invested in Tesla, both financially and emotionally and . . . viewed Tesla as part of [his] family").

[594] *Id.* at 625:22–626:21 (Musk); *see also* JX-1031 at 52 (Tesla disclosing that "[w]e are highly dependent on the services of Elon Musk, our Chief Executive Officer, Chairman of our Board of Directors and largest stockholder.").

[595] Trial Tr. at 566:11–18, 610:24–611:2 (Musk) (Musk agreeing at trial that Part Deux is "still guiding Tesla's strategy"); PTO ¶¶ 47–48.

[596] JX-335 at 25–26 ("The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Elon Musk, our Chief Executive Officer, and Jeffrey B. Straubel, our Chief Technical Officer."); JX-1031 at 52 ("We are highly dependent on the services of Elon Musk, our Chief Executive Officer, Chairman of our Board of Directors and largest stockholder.").

[597] Trial Tr. at 603:12–20 (Musk).

[598] *Id.* at 601:6–10 (Musk).

[599] *Id.* at 782:5–22 (Gracias).

[600] *Id.* at 498:22–499:7 (Ahuja).

[601] *Id.* at 511:8–19 (Ahuja).

[602] *Id.* at 851:6–852:5 (Murdoch); *id.* at 612:23–613:6 (Musk).

[603] JX-924 at 6 (Tesla employee survey); *see also* JX-857 at 1 (Tesla's former chief people officer, in a January 2018 email, stating: "Elon will fire me Tuesday anyway for sending market rate compensation to him").

[604] Trial Tr. at 601:11–602:10 (Musk).

- Musk has made up positions and titles for himself. In 2021, without first consulting with the Board,[605] Musk appointed himself "Technoking"—a position he compared to being a monarch.[606] Ehrenpreis described that decision as "Elon being Elon[,]"[607] which suggests that the behavior is not unusual for Musk. Musk testified that the title was intended as a joke,[608] but that is a problem in itself. Organizational structures, including titles, promote accountability by clarifying responsibilities. They are not a joke.

- Musk operates as if free of Board oversight, as shown by his treatment of the SEC Settlement.[609] Musk's "self-regulat[ory][610] process for compliance and the Board's desultory enforcement paint a vivid picture of their inability or unwillingness to rein in Musk.[611] Even after the settlement, the Disclosure Committee did not review his tweets.[612] At trial, Denholm was not sure whether the Disclosure Committee was fulfilling its obligations under the SEC Settlement.[613]

- Musk has ignored specific Board directives, such as unilaterally pausing Tesla's acceptance of Bitcoin after the Board approved it.[614] Other surprise announcements include Musk discussing the idea of Tesla repurchasing billions of dollars of stock during an earnings call and without Board knowledge.[615]

- Musk regularly uses Tesla resources to address projects at other companies he owns. For example, after Musk acquired Twitter, he asked approximately 50 Tesla engineers to "volunteer" to help him evaluate Twitter's engineering team.[616] No one on the Board challenged this decision.[617] Murdoch testified that this was "being monitored by the [Audit Committee] and being paid for."[618] But Murdoch was not able to even "ballpark" the number of Tesla engineers involved, even though the monitoring he described had taken place at most "a few weeks" prior to his testimony.[619] Murdoch's testimony also showed that any monitoring by the Audit Committee, such as it was, took place after the fact.[620] Similarly, in 2020, Musk directed Tesla management to send Tesla's "smartest micro grid designer [] with a bunch of Powerpacks to [SpaceX][.]"[621]

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[605] *Id.* at 1085:1–7 (Kimbal) ("Question: Have you heard the word 'Technoking' before? Answer: Yes, I have. Question: When did you first hear that word? Answer: I heard it over Twitter, when Elon changed his Twitter account."); *id.* at 854:21–855:3 (Murdoch) ("Q. Now, you're aware that Elon Musk has added Technoking to his Tesla title. Correct? A. Yes, I am aware of that. Q. And you believe you likely first learned about that development via a tweet. Is that correct? A. I might have. I think so. Yeah."); Musk Dep. Tr. at 25:13–25 ("Q . . . Did you consult with the board about the new title before — before filing it on 8-K? A. No, but it was communicated to the board."); *but see* Trial Tr. at 599:4–10 (Musk) (stating that he was "wrong" in his deposition when he stated he did not consult the Board before giving himself the title of Technoking); *see also* JX-1331 at 2 (3/15/21 Form 8-K announcing the name change).

[606] Musk Dep. Tr. at 22:24–23:1.

[607] Trial Tr. at 189:19–24 (Ehrenpreis).

[608] *See id.* at 599:16–22 (Musk).

[609] *See* JX-1070 at 1 (9/29/18 SEC Press Release: Elon Musk Settles SEC Fraud Charges; Tesla Charged With and Resolves Securities Law Charge).

[610] Trial Tr. at 382:5–12 (Denholm).

[611] *See id.* at 616:3–11, 619:12–622:3 (Musk); *id.* at 382:5–12, 386:8–12 (Denholm).

[612] *Id.* at 615:8–616:2 (Musk); JX-1550 at 3–4 (12/9/18 60 Minutes interview transcript).

[613] Trial Tr. at 379:7–380:7 (Denholm).

[614] *Id.* at 613:19–614:10 (Musk).

[615] *Id.* at 619:13–24 (Musk). Musk's general aversion to oversight extends to the SEC. *See generally id.* at 623:4–22, 624:3–625:21 (Musk); JX-1555 (7/2/20 tweet from Musk stating: "SEC, three letter acronym, middle word is Elon's").

[616] Trial Tr. at 656:6–657:20 (Musk).

[617] *Id.* at 657:9–658:2 (Musk).

[618] *Id.* at 870:18–871:2 (Murdoch).

[619] *Id.* at 869:14–870:17 (Murdoch).

[620] *Id.* at 870:18–871:2 (Murdoch).

[621] JX-1195 at 1.

This evidence, though not exhaustive, demonstrates the scope of Musk's influence as a member of management and in the Boardroom. Based on this list alone, it could be said that Musk wields unusually expansive managerial authority, equaling or even exceeding the imperial CEOs of the 1960s.[622]

One set of scholars have created a term for this sort of person—a "Superstar CEO," defined as an "individual[] who directors, investors, and markets believe make a unique contribution to company value."[623] As the authors explain, the reasons for believing that a CEO is uniquely valuable to the corporation might vary, and those beliefs could be wrongly held.[624] But the reasons and their accuracy are irrelevant.[625] "[W]hat matters is only that such a belief does exist."[626]

CEO superstardom is relevant to controller status because the belief in the CEO's *singular* importance shifts the balance of power between management, the board, and the stockholders. When directors believe a CEO is uniquely critical to the corporation's mission, even independent actors are likely to be unduly deferential. They believe that "letting the CEO go would be harmful to the company and that alienating the CEO might have a similar effect."[627] They "doubt their own judgment and hesitate to question the decisions of their superstar CEO."[628] They view CEO self-dealing as the trade-off for the CEO's value.[629] In essence, Superstar CEO status creates a "distortion field"[630] that interferes with board oversight. As discussed later in this analysis, the distortion field can weaken mechanisms by which stockholders hold fiduciaries accountable, a risk that becomes more severe when the Superstar CEO owns a large block of shares.[631]

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[622] *See generally* Myles L. Mace, *Directors: Myth and Reality* 77–85 (1971).

[623] *Superstar CEOs* at 1367.

[624] *Id.* at 1367–68 ("Markets may believe, for example, that only the CEO possesses the idiosyncratic vision that is essential to make the company outperform the competition. Or that only she possesses exceptional skills or other rare qualities that are crucial for implementing the company's strategy. Another explanation is that the CEO possesses the charisma and ability to sell their vision that is crucial for attracting investors, employees, or other constituencies. . . . [T]hese are CEOs who directors, investors, and markets *believe* have *charismatic power* or other *extraordinary qualities* that set them apart from other ordinary CEOs . . . ." (emphasis in original)); *id.* at 1368 ("Moreover, the perception that a CEO is uniquely valuable could be wrong as a matter of principle or in the case of certain individuals.").

[625] *Id.*

[626] *Id.* (emphasis omitted).

[627] *Id.* at 1379.

[628] *Id.*

[629] *See, e.g.*, *id.* at 1392 ("As long as the CEO is perceived as a star and the company depends on her vision and leadership, investors are less likely to challenge the CEO. Regardless of their financial savvy, investors might even approve self-dealing and other value reducing transactions. They will not rush to discipline CEOs with star qualities even when they engage in misconduct. They will challenge the CEO only when they believe that [s]he has lost h[er] magic touch or that the harm from h[er] misconduct exceeds her singular contribution to company value.").

[630] This phrase, first used to describe Steve Jobs, applies here. *See* Elson Amicus Br. at 1 (citing Waters *supra* note 12).

[631] *Superstar CEOs* at 1400–02.

Faith in a Superstar CEO changes the dynamics of corporate decision making. That is true for all corporate decisions, but the risk becomes more acute for issues where the Superstar CEO's interests are directly concerned. Nowhere is that truer than the Superstar CEO's compensation. In the face of a Superstar CEO, it is even more imperative than usual for a company to employ robust protections for minority stockholders, such as staunchly independent directors. In this case, Tesla's fiduciaries were not staunchly independent—quite the opposite, as discussed next.[632]

3. Relationships With The Board

A director lacks independence if he or she is "so beholden to an interested director that his or her discretion would be sterilized."[633] Both past and future rewards are relevant to this analysis.[634] The inquiry is "highly fact specific" and there is "no magic formula to find control."[635]

Nine directors served on the Board at relevant times. Jurvetson can be excluded given his early departure. Of the remaining eight, Musk was one and his brother another.[636] That is one fourth of the relevant directors. The other six had varying degrees of ties to Musk. The analysis begins with the four Compensation Committee members (Ehrenpreis, Buss, Denholm, and Gracias) and then turns to Murdoch and Johnson Rice.

Gracias had the most extensive business and personal dealings with Musk and Kimbal. Prior to approving the Grant, Gracias held interests worth over $1 billion in Musk-controlled entities, which Gracias admitted provided him "dynastic or generational wealth."[637] Gracias and Musk had a decades-long relationship, which included joint family vacations and attendance at family birthday parties. Gracias had a 20-year friendship with Kimbal and was an investor in Kimbal's business ventures. Gracias also received millions in Valor investments from Musk and Kimbal, and was a director of SpaceX and SolarCity, the latter until its acquisition by Tesla.

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[632] To be sure, the Superstar CEO designation lacks definitional precision. It is hard to distinguish between an executive who is valuable to a corporation and a Superstar who is singularly or uniquely valuable to a corporation. As the scholars have acknowledged, this definitional imprecision could lead to "vague standards" that "create uncertainty and encourage litigation[,]" thus diminishing the utility of the Superstar CEO label. *Id.* at 1400–02; *see also* Lawrence Hamermesh, Jack B. Jacobs, and Leo E. Strine, Jr., *Optimizing the World's Leading Corporate Law: A Twenty-Year Retrospective And Look Ahead*, 77 Bus. Law. 321, 346 (2022) (raising concerns with the theory, noting that a CEO's value to a company standing alone does not make the CEO a controlling stockholder). For that reason, the concept should not be deployed far and wide. When deployed, doubtless there will be close cases. But not here. Musk is a dead ringer. *See generally Superstar CEOs* at 1354–56 (identifying Musk as the paradigmatic Superstar CEO). If nothing else, the Superstar CEO concept is valuable for its descriptive power, because it explains what took place in this case.

[633] *Highland Legacy Ltd. v. Singer*, 2006 WL 741939, at *5 (Del. Ch. Mar. 17, 2006) (citing cases).

[634] *See generally* Da Lin, *Beyond Beholden*, 44 J. Corp. L. 515, 550 (2019). Prospective rewards might be more difficult to prove than past relationships, but that does not mean they do not exist.

[635] *Calesa*, 2016 WL 770251, at *11 (citing *Crimson*, 2014 WL 5449419, at *10).

[636] Defendants do not dispute this; nor could they. Kimbal is Musk's brother and business partner, and he recused himself from discussion of or voting on the 2018 Grant due to this conflict. PTO ¶ 232; *see* JX-791 at 1.

[637] Trial Tr. at 774:22–24 (Gracias).

Gracias's business ties to Musk, standing alone, support a finding that Gracias lacked independence from Musk.[638] Similarly, Gracias's personal relationship with Musk, standing alone, support a finding that Gracias lacked independence from Musk.[639] The combination of business and personal ties make it undeniable that Gracias lacked independence from Musk.

Ehrenpreis also had extensive business and personal relationships with Musk. Prior to the Grant, Ehrenpreis held interests worth at least $75 million in Musk-controlled companies other than Tesla and had invested in Kimbal's business ventures. Ehrenpreis also had longstanding personal and professional relationships with Musk and Kimbal that Ehrenpreis admitted had a "significant influence" on his professional career.[640] Although Ehrenpreis's relationship with Musk was not as thick as that enjoyed by Gracias, it was weighty. Given the critical role he played as chair of the Compensation Committee, it was too weighty. Even if one could debate whether these ties rendered Ehrenpreis beholden to Musk in general, his actions in connection with the Grant demonstrate that he was beholden for that purpose.

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[638] *See generally Sandys v. Pincus,* 152 A.3d 124, 134 (Del. 2016) (finding it reasonably conceivable on appeal from a dismissal decision that two directors were not independent of a controller for purposes of Rule 23.1 where they had "a mutually beneficial network of ongoing business relations" based on past investments and service on company boards); *SolarCity I*, 2018 WL 1560293, at *18 (finding it reasonably conceivable on a motion to dismiss that a director lacked independence where the controller was a "frequent investing partner" in the director's venture); *Cumming v. Edens*, 2018 WL 992877, at *15 (Del. Ch. Feb. 20, 2018) (finding it reasonably conceivable on a motion to dismiss that a director was not independent for demand futility purposes because the director and the controller owned a professional sports team together and worked together to build a new stadium); *Trados*, 73 A.3d at 54–55 (finding post-trial that a director lacked independence where, among other allegations, the director "had a long history with" the controller, had served previously as an executive at one of the controller's portfolio companies, was asked "to work with [the controller] on other companies," and invested "about $300,000 in three [controller] funds"); *In re New Valley Corp. Deriv. Litig.*, 2001 WL 50212, at *7 (Del. Ch. Jan. 11, 2001) (finding it reasonably conceivable on a motion to dismiss that directors were not disinterested and independent based on intertwined, long-standing business relationships such as being paid to be a director nominee in a separate proxy bid); *Loral*, 2008 WL 5293781, at *20–22 (finding post-trial that a director lacked independence where, among other things, the director had successfully solicited investments from the controller's companies).

[639] *See generally Marchand v. Barnhill*, 212 A.3d 805, 819 (Del. 2019) (finding it reasonably conceivable on appeal that a director's long-standing personal ties to the controller compromised independence); *Del. Cty. Emps. Ret. Fund v. Sanchez*, 124 A.3d 1017, 1022 (Del. 2015) (finding it reasonably conceivable on appeal from a dismissal decision that a director lacked independence because the director had a friendship of over 50 years with an interested party); *Sandys*, 152 A.3d at 130 (finding it reasonably conceivable on appeal from a dismissal decision that co-owning a private plane with a close friend indicates a lack of independence because it is unusual and would require close cooperation in use and a continuing, close personal friendship); *In re BGC P'rs, Inc. Deriv. Litig.*, 2019 WL 4745121, at *11–12 (Del. Ch. Sept. 30, 2019) (finding it reasonably conceivable on a motion to dismiss that a director lacked independence where the director and the controller attended exclusive events together and had a close relationship for 20 years).

[640] Trial Tr. at 192:6–10 (Ehrenpreis).

The same is true of Denholm and Buss. Their most significant, potentially comprising factor is the compensation each received as a Tesla director. For Denholm, it was "life-changing."[641] For Buss, it was a large portion of his wealth.[642] Ordinary, market-rate compensation does not compromise a director's independence.[643] Outsized director compensation can.[644] But Plaintiff does not argue that Musk established Buss and Denholm's compensation so as to render them beholden.[645] Instead, it is a factor that must be considered when evaluating how Denholm and Buss acted when negotiating the Grant.

The remaining directors present clearer calls. Murdoch lacked independence due to personal connection with Musk. He was a long-time friend of Musk before he joined the Board and they repeatedly vacationed together with their respective families.[646] It was during one such trip that Musk, Kimbal, and Gracias recruited Murdoch to the Board.[647]

Johnson Rice, by contrast, had no compromising personal or business ties to Musk. Plaintiff concedes as much.

Summing it up, it is easy to conclude based on the nature of their relationships with Musk that Kimbal, Gracias, and Murdoch lacked independence from Musk. After Jurvetson's departure, and along with Musk, that was half the Board. The rest of the Director Defendants fall along a spectrum ranging from Ehrenpreis's extensive relationships with Musk to Johnson Rice's lack thereof.

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[641] *Id.* at 397:6–12 (Denholm).

[642] *See supra* § I.C.1.a.ii.

[643] *See generally In re Kraft Heinz Co. Deriv. Litig.*, 2021 WL 6012632, at *11 (Del. Ch. Dec. 15, 2021) (finding standard director compensation "alone cannot create a reasonable basis to doubt a director's impartiality[]" (quoting *Robotti & Co., LLC v. Liddell*, 2010 WL 157474, at *15 (Del. Ch. Jan. 14, 2010))).

[644] *See, e.g.*, *Kahn v. Tremont Corp.*, 694 A.2d 422, 430 (Del. 1997) (finding that a director was beholden to majority stockholder where, three years previously, the company had retained his consulting services for $10,000 per month and awarded more than $ 325,000 in bonuses); *Kahn v. Portnoy*, 2008 WL 5197164, at *8–9 (Del. Ch. Dec. 11, 2008) (finding it reasonably conceivable that directors' fees derived from controller's companies, which exceeded compensation from other employment, rendered the director beholden to the controller); *see also Cumming*, 2018 WL 992877, at *17 (finding it reasonably conceivable on a motion to dismiss that a director lacked independence from a controller where the director was alleged to have derived 60% of his publicly reported income from service on a board to which the controller appointed him).

[645] As to Denholm, this court previously held that Denholm was "an independent, powerful and positive force during the deal process" that led to the SolarCity acquisition. *SolarCity II*, 2022 WL 1237185, at *37–38. And that was surely true at the time. But it was not a factual finding that carries forward for all time. Moreover, Denholm's approach to enforcement of the SEC Settlement, including unawareness of one of its key requirements, suggests a new lackadaisical approach to her oversight obligations. *See supra* § I.I.3.

[646] Trial Tr. at 819:2–16, 820:20–821:2, 847:5–849:15 (Murdoch).

[647] *Id.* at 780:23–781:2 (Gracias); *id.* at 821:3–822:21 (Murdoch); *id.* at 1080:13–21 (Kimbal).

4. The Process

When assessing independence, Delaware courts consider not only the directors' relationships with the party to whom they are allegedly beholden, but also how they acted with respect to that party.[648] Directors with strong ties to a controller may demonstrate their independence.[649] And directors without strong individual ties to a controller may fall victim to a "controlled mindset."[650] A controlled mindset can be evidenced by the directors approaching negotiations seeming "less intent on negotiating with [the controller] and more interested in achieving the result that [the controller] wanted[.]"[651]

When evaluating control allegations in the context of a challenge to a merger, Chief Justice (then-Vice Chancellor) Strine once observed:

> [T]he question of whether the large block holder has "control" may be relevant, and intertwined with, the question of whether the merger was approved by uncoerced, independent directors seeking solely to advance the interests of the corporation and its disinterested stockholders rather than by supine servants of an overweening master.[652]

The references to "supine servants" and "an overweening master" is hyperbolic, and no doubt deliberately so to give emphasis to the difficulty of the standard. But it hits home here. There is no greater evidence of Musk's status as a transaction-specific controller than the Board's posture toward Musk during the process that led to the Grant. Put simply, neither the Compensation Committee nor the Board acted in the best interests of the Company when negotiating Musk's compensation plan. In fact, there is barely any evidence of negotiations at all. Rather than negotiate against Musk with the mindset of a third party, the Compensation Committee worked alongside him, almost as an advisory body.

Multiple aspects of the process reveal Musk's control over it, including the timeline, the absence of negotiations over the magnitude of the Grant or its other terms, and the committee's failure to conduct a benchmarking analysis. In the end, the key witnesses said it all by effectively admitting that they did not view the process as an arm's length negotiation.

a. Musk Controlled The Timing.

Defendants emphasize that nine months passed after the initial April 9 call between Musk and Ehrenpreis until the Board approved the Grant. In reality, however, most of the work on the Grant occurred during small segments of that nine-month timeline and under significant time pressure imposed by Musk.

Before the Board or Compensation Committee had any substantive discussion concerning the Grant, Musk's team proposed a highly accelerated schedule that contemplated approval of the Grant within less than two months.[653] A later version of the timeline was even more rushed, proposing only one Compensation Committee meeting

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[648] *In re Viacom Inc. S'holders Litig.*, 2020 WL 7711128, at *24 (noting that analysis of controller's influence on special committee focuses on how the committee actually negotiated the deal rather than just how the committee was set up); *In re S. Peru Copper Corp. S'holder Deriv. Litig.*, 52 A.3d 761, 789 (Del. Ch. 2011) (same) (citations omitted), *aff'd sub nom.*, *Ams. Mining Corp. v. Theriault*, 51 A.3d 1213 (Del. 2012).

[649] *See In re Dole Food Co., Inc., S'holder Litig.*, 2015 WL 5052214, at *16 (Del. Ch. Aug. 27, 2015) ("Before trial, Conrad's role as Chair was not a reassuring fact. It was reasonable to infer from Conrad's ties to Murdock, the events surrounding Weinberg's resignation, and the insiders' desire to have Conrad as Chair that Conrad would be cooperative, if not malleable, when facing Murdock. But after hearing Conrad testify and interacting with him in person at trial, I am convinced that he was independent in fact.").

[650] *S. Peru*, 52 A.3d at 798 (finding that, "from inception, the Special Committee fell victim to a controlled mindset and allowed [the controlling stockholder] to dictate the terms and structure of the Merger").

[651] *Frederick Hsu Living Tr. v. Oak Hill Cap. P'rs III, L.P.*, 2020 WL 2111476, at *35 (Del. Ch. May 4, 2020).

[652] *Cysive*, 836 A.2d at 550–51.

[653] JX-423 at 2–3 (6/19/17 email from Matt Tolland to Maron re "Re: Privileged - Comp Comm Process").

(with an additional meeting if necessary) and giving the committee less than three weeks to complete its task.[654] This was a recklessly fast approach, yet Ehrenpreis did not question it.[655] In fact, not one but Brown questioned it. And Brown's concerns were ignored.

The process decelerated to a reasonable pace only because Musk made it so. On July 6, a day before the first Compensation Committee meeting, Maron announced that the new goal was to issue a grant in August or September.[656] On July 30, a day before another Compensation Committee meeting, Musk emailed Maron to put the process on hold.[657] Although Musk agreed by email to let Maron "keep cranking[,]"[658] the wheels ground to a halt for several months. By August 12, Brown was telling his team there was "no need to spend any time" on a presentation relating to the 2018 Grant due to negotiations between Musk and the Board.[659] Similarly, on August 27, Ahuja told members of his team "[i]t was decided to defer this action by a few months."[660] And Ahuja's statement on September 17 that "[w]e are back on track to finalize a CEO comp package[]" turned out to be a false start.[661]

There was no meaningful activity through the end of October.

Defendants exaggerate how much work occurred in August and September.[662] Although the Compensation Committee did meet on August 14, there is no indication that this meeting involved a substantive discussion of the Grant.[663] The committee also met on September 8, but the minutes of that meeting describe the discussion of the Grant as featuring only a "brief update" and an agreement to "provide additional details to the broader Board group at the next Committee meeting."[664]

Musk restarted discussions on the Grant on the morning of November 9, just before a scheduled Compensation Committee meeting, telling Maron that he would "like to take board action as soon as possible if they feel comfortable and then it would go to shareholders."[665] This message was not relayed during the November 9 meeting.[666] But Maron conveyed the urgency three days later, emailing the full Board and members of the Working Group with a request for "another meeting on the issue of CEO compensation at everyone's first available opportunity."[667]

Musk tried to pause the process again on November 14 with another email to Maron, stating: "Given recent developments, let's pause for a week or two. This would be terrible timing[.]"[668] The Board held a special meeting to discuss the Grant on November 16, during which Ehrenpreis and Maron proposed approving the plan in

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[654] JX-456 at 2 (6/26/17 email from Phillips to Ehrenpreis and Maron re: "Tesla | Executive Compensation Timeline"). This timeline envisioned that on July 7, the Compensation Committee would "[g]ain agreement on proposed approach, award size and metrics/goals" and "[g]ain preliminary approval of grant agreement." JX-456 at 2.

[655] Trial Tr. at 124:11–125:11 (Ehrenpreis).

[656] JX-503 at 1.

[657] JX-564 at 1.

[658] *Id.* at 1.

[659] JX-596 at 1.

[660] JX-604 at 1.

[661] JX-640 at 3; *id.* at 1 (Ahuja stating on September 20 that "the priority on this effort has again been lowered[,] [s]o not critical at this point").

[662] *See* Defs.' Post-Trial Answering Br. at 17 ("[I]n August and September 2017, there were three Compensation Committee meetings, a Working Group call, and a Board meeting discussing the Plan." (citing DDX-1 at 2)).

[663] JX-597 at 2 ("Mr. Ehrenpreis updated the Committee regarding the continuing efforts to develop Elon Musk's next compensation package. Questions were asked and discussion ensued.").

[664] JX-617 at 2.

[665] JX-664 at 1.

[666] *See* JX-663 at 3 ("Ehrenpreis provided an update regarding continued development of Elon Musk's next compensation package. Questions were asked and discussion ensued.").

[667] JX-667 at 1.

[668] JX-668 at 1.

December 2017 and seeking stockholder approval in early 2018.[669] The final timeline, however, included the delay Musk requested and extended into January 2018. Although Musk's November 14 attempt to pause work on the 2018 Grant did not stop a Board meeting in the following days, it had enough of an effect that those working on the Grant did not consider the process "back on" until well until December, which is when another period of urgency commenced.[670]

To sum it up, Musk unilaterally set the timeline or made last-minute proposals to the Board prior to six out of the ten Board or Compensation Committee meetings during which the Grant was discussed.[671] Musk dictated when the game clock started and stopped, thereby artificially compressing the work into short bursts that took place when he wished to move forward. Musk's habit of shaking things up just before meetings also made it tough for the committee and its advisors to be prepared. Musk's persistent pattern cannot be chalked up to coincidence. Musk controlled the timing.

b.   There Was No Negotiation Over The Size Of The Grant.

The most striking omission from the process is the absence of any evidence of adversarial negotiations between the Board and Musk concerning the size of the Grant. Musk made an initial proposal, and that proposal was the only one seriously considered until Musk unilaterally changed it six months later.

Defendants did their best to paint a different picture, but the contemporaneous evidence betrayed them. They cannot meaningfully deny that Musk made the initial proposal. Although Ehrenpreis initiated the April 9 discussion,[672] Musk proposed the terms during that call.[673] Musk told Ehrenpreis that he wanted a grant with 15 tranches awarding 1% of Tesla's total outstanding shares for each market capitalization increase of $50 billion.[674] This proposal set the size and structure for the Grant until November 9.[675]

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[669] JX-669 at 2.

[670] JX-717 at 1 (12/10/17 email noting the "importance and the timing on getting" an analysis of the stock-based compensation effects of the Grant "out quickly" because of a valuation deadline the next day); JX-717 at 1 (12/11/17 email marked as "high" importance stating, "[w]e are back on with a vengeance (apologies in advance). . . . I am just now digesting myself"); JX-718 at 1 (12/11/17 email stating that "[o]ur CEO grant[] is back and on a fast track now").

[671] JX-423 (6/19/17 email circulating, four days before the first Compensation Committee meeting, an accelerated timeline); JX-503 at 1 (7/6/17 email from Maron stating, a day before the Compensation Committee was supposed to give preliminary approval to the Grant, that "we're now going on a slower track with the CEO grant"); JX-564 at 1 (7/30/17 email from Musk stating, a day before the first Compensation Committee meeting, to "put [it] on hold for a few weeks"); JX-596 at 1 (8/12/17 email from Brown stating, two days before a Compensation Committee meeting, "no need to spend any time on this for now. Sounds like Elon and the Board are negotiating a little bit, which may impact where they land on some of the key program points"); JX-640 at 3 (9/17/17 email from Ahuja stating, two days before the Board meeting, that "[w]e are back on track to finalize a CEO comp package"); *id.* at 1 (9/20/17 email from Ahuja stating, the day after the Board meeting, that "the priority on [the CEO grant] has again been lowered"); JX-664 at 1 (11/9/17 email from Musk proposing a "reduced" award only hours before a Compensation Committee meeting); JX-668 (11/14/17 email from Musk stating, two days before another Board meeting at which the Grant was to be discussed, "let's pause for a week or two"); JX-717 at 1 (12/11/17 email from Tesla employee stating, a day before the December 12 special meeting of the Board to discuss the 2018 Grant, that "[w]e are back on with a vengeance"); JX-718 (12/11/17 email stating that "[o]ur CEO grant[] is back and on a fast track now"). The substance of the Compensation Committee's September 8 and December 8 meetings seemed to escape Musk's meddling, but neither were particularly substantial. *See* JX-697 at 3. The other untouched meetings were the very first meeting on June 6 (where the Board's discussion was forgettable) and the last on January 21 where the Board approve the 2018 Grant. *See* JX-407; JX-743 at 1; JX-773 at 4.

[672] JX-362 at 2.

[673] *See* JX-1700 at 12 (1/12/18 Draft Schedule 14A Proxy).

[674] *See id.*;*see also* Trial Tr. at 269:17–270:8 (Maron) (testifying that "at the beginning of the process . . . the conception of the plan at a high level was to have $50 billion market cap increments").

[675] *See* JX-445 at 3–4; JX-464 at 5–7; JX-490 at 5–7; JX-640 at 3.

Defendants cannot deny that, on November 9, Musk unilaterally lowered his ask. He proposed what he believed was a "reduced" compensation plan, which would award him a fully diluted 10% increment in his Tesla ownership if he reached a $550 billion market capitalization.[676] After Musk learned that this proposal would result in greater compensation than his initial proposal, he changed it again. On December 1, he stated: "That is more than intended. Let's go with 10% of the current [fully diluted share] number[.]"[677] Defendants tout the reduced proposal of December 1 as a "negotiated price,"[678] but Musk was more honest. Unprompted, he described his "proposal on December 1" as "me negotiating against myself."[679]

To blunt the blow of Musk's candor, Defendants vigorously argue secondary points. For example, they contend that the Compensation Committee considered a variety of award sizes prior to Musk's new proposal on November 9.[680] They cite to the August 1 Compensia presentation, which identifies alternative market capitalization increments and corresponding award sizes of 7.5% and 10%.[681] But the presentation valued the 15% award only, and there is no record of any actual discussions concerning the alternative award sizes.[682] The minutes for the November 16, 2017 Board meeting suggest that there was no actual discussion concerning alternatives.[683] And when Maron received Musk's new offer, he compared it to Musk's original proposal and not any alternatives.[684] By July 2017, Musk's 15-tranche was locked-in as the operating assumption. The Compensation Committee did not consider alternatives.

As another example, Defendants emphasize that the Grant ultimately included 12 tranches, each awarding 1% of total outstanding shares and requiring $50 billion in market capitalization growth.[685] According to Defendants, this represented "an appreciation in market capitalization that was $100 billion more than what Musk had proposed in exchange for the same percentage of options."[686] Although Defendants are correct that, all else equal, requiring more market capitalization growth for the same number of shares means a better deal for stockholders, there is simply no credible evidence that the shift from ten tranches to 12 was the result of any actual negotiation with Musk. To the contrary, the record reflects that the Board preferred the simplicity of total outstanding shares.[687] Toward this

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[676] JX-664 at 1.

[677] JX-682 at 1.

[678] Defs.' Post-Trial Opening Br. at 64-65; *see also* Trial Tr. at 584:9–19 (Musk).

[679] Trial Tr. at 696:7–697:7 (Musk).

[680] Defs.' Post-Trial Opening Br. at 60–61 (citing JX-566 at 14–16); *id.* at 33 (citing JX-566 at 14–16); Trial Tr. at 213:14–23 (Ehrenpreis).

[681] Defs.' Post-Trial Opening Br. at 60–61 (citing JX-566 at 14–16); *id.* at 33 (citing JX-566 at 14–16).

[682] JX-566 at 13–16, 23–24; *see* JX-633 at 17–21 (9/19/17 slide deck assuming 15% of total outstanding shares and providing 7.5% and 10% chart for comparison). The August 1 presentation included other possibilities and key questions that were never discussed. *See* JX-566 at 8 (8/1/17 slide deck) (asking "Should a new award be stock option-based? Should it be multi-year and highly performance-based or structured as a more traditional annual award?").

[683] JX-669 at 2 ("As discussed in previous meetings and again at this meeting, the Board continued to consider 1% of current total outstanding shares as the award for each vesting tranche, achievement of which required both an increase of $50 billion in the Company's market capitalization and a matching operational milestone.").

[684] JX-678 at 1.

[685] Defs.' Post-Trial Opening Br. at 64–65.

[686] *Id.* at 65 (citing Trial Tr. at 225:21–227:18 (Ehrenpreis)).

[687] *See* JX-669 at 2 (11/16/17 Board meeting minutes) ("the directors expressed a general preference to measure the size of the grant as a percentage of total outstanding shares, and not allow for known dilution protection for Mr. Musk"); Maron Dep. Tr. at 407:17–25 (stating he believed the Board used TOS, instead of FDS, because "it was a simpler approach").

end, they backed into 12 tranches when translating Musk's demand of 10% of fully diluted shares into a round percentage of total outstanding shares while maintaining the $50 billion/1% per tranche approach that Musk proposed in April.[688]

The testimony from Ehrenpreis that Defendants cite does not support a finding that negotiations over the 12%/12-tranches occurred.[689] Ehrenpreis simply confirmed that he generally recalled "negotiations in the late part of 2017 about the terms of the" Grant.[690] When asked "[w]hat, if anything happened to the total amount of market capitalization that would accrue to the shareholders if Mr. Musk hit all of the targets in the plan as between the time of the negotiation and then the final plan," Ehrenpreis responded "[d]uring that period of time, the market cap milestones increased by $100 billion."[691] Although this describes what happened, it does not establish the existence of a negotiation. In a follow-up question, Ehrenpreis avoided saying that he or anyone else negotiated with Musk about the market capitalization increase, again merely describing the changes that took place.[692]

Maron also stopped short of describing this aspect of the process as a negotiation. He testified that although the final terms included the "size of the overall plan . . . were all different than I think were initially thought of by Elon. . . . I don't want to say that it was necessarily over his objection. They weren't things he thought of. They were things that the Board thought of and that he ultimately agreed to."[693] Aspects of this testimony ring true—Musk's various proposals lacked the detail necessary to implement them.

In short, the Compensation Committee and the Board failed to negotiate the overall size or difficulty of the Grant with Musk.

c. There Was No Meaningful Negotiation Over The Other Terms Of The Grant.

The other key terms of the Grant were: the Clawback Provision, the Leadership Requirement, the Five-Year Hold Period, and the M&A Adjustment. As to these terms, the only back-and-forth in the record concerned the M&A Adjustment, but Musk himself conceded that this was at most a minor feature of his compensation plan that he did not care about. He stated, at the end of negotiations on this point, "I don't think we will be making big acquisitions[]" and "[t]here is no chance I will game the economics here, so I'm fine with limits that prevent that."[694] He then proceeded to propose a stricter M&A Adjustment than was on the table.[695]

Defendants argue that the Five-Year Hold Period was a negotiated point and a major concession.[696] But neither the documentary record nor the witness testimony corroborates Musk's recollection of vigorous negotiation. The closest testimony on point is to the contrary, where Maron stated "[w]hen you talk about holding periods and the M&A adjustments and the size of the overall plan, these were all different than I think were initially thought of by Elon. But I don't want to say that it was necessarily over his objection. They weren't things that he thought of."[697]

Meanwhile, one of the biggest purported concerns expressed by the Board was their desire to keep Musk engaged in Tesla despite his significant time commitments at his other companies, which included SpaceX, The

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[688] JX-743 at 4–5; *see* JX-701 at 1 (12/10/17 email from Chang providing contemporaneous notes of the 12/10/17 special Compensation Committee meeting) ("We seem to be at the right place as far as size: 10% of FDS (~12% of TOS)").

[689] *See* Defs.' Post-Trial Opening Br. at 65 (citing Trial Tr. at 225:21–227:18 (Ehrenpreis)).

[690] Trial Tr. at 225:21–24 (Ehrenpreis).

[691] *Id.* at 225:21–226:7 (Ehrenpreis).

[692] *See id.* at 226:17–227:18 (Ehrenpreis).

[693] Maron Dep. Tr. at 428:20–430:3.

[694] JX-781 at 1–2.

[695] JX-874 at 2.

[696] Trial Tr. at 584:9–585:2 (Musk) (testifying that the Board "pushed significantly" on this point).

[697] Maron Dep. Tr. at 429:7–13; *see also id.* 428:20–430:3.

Boring Company, Neuralink, and later, Twitter.[698] The Grant could have addressed this issue. The most obvious way would have been a requirement that Musk devote substantially all of his professional time and attention to Tesla-related matters. Another option could have been a restriction on the amount of time and attention he could devote to companies other than Tesla.[699] Still other possibilities might include a forfeiture or clawback provision if Musk failed to provide the requisite level of time and attention.[700] Yet no one proposed anything like that to Musk.

Delaware law recognizes that "asking the controlling stockholder to consider alternative options can change the negotiating dynamic."[701] Whether Musk should commit a level of time to Tesla was a planned topic of discussion for a September 8 call with Denholm, Ehrenpreis, and Musk.[702] During the September 8 call, however, *none* of the participants raised the issue.[703] According to Musk, the issue "was not raised in this compensation structure" because the idea was "silly."[704] Maron testified that the Board did not ask for such a requirement because "[t]hat would have been like saying goodbye to Elon[.]"[705] Defendants claim Musk would have rejected such restrictions, but the court will "never know because the . . . Committee and its advisors never had the gumption to give it even the weakest of tries."[706]

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[698] Trial Tr. at 328:9–24 (Denholm) ("Elon had other business interests that competed for his time."); JX-612 at 2 ("How can the comp comm/board/shareholders be assured that [Musk] will devote adequate time to Tesla given his other commitments/businesses/. Should some type of commitment be included as part of comp structure?"); Murdoch Dep. Tr. at 292:1–293:20 ("But obviously as [SpaceX] grew and depending on … where Elon thinks his time is going to be most useful in terms of both … his own incentives as an executive, apropos of this plan, and also … where he can make the biggest impact, … we wanted to make sure that … Tesla was top of mind."); Ehrenpreis Dep. Tr. at 51:6–13 ("And so my thinking and the goal was how do we find a way to make sure that Elon still stays in this seat, number one.").

[699] *See* Dunn Opening Expert Rep. at 14–15.

[700] *See, e.g., id.*

[701] *S. Peru,* 52 A.3d at 800 ("[A]sking the controlling stockholder to consider alternative options can change the negotiating dynamic . . . . [T]he Special Committee might discover certain weaknesses of the controlling stockholder, thus creating an opportunity for the committee to use this new-found negotiating leverage to extract benefits for the minority.").

[702] JX-612 at 1–2.

[703] *See* JX-629 at 2–3 (summary of call omitting the issue); Trial Tr. at 139:17–141:1 (Ehrenpreis); Denholm Dep. Tr. at 389:15–390:20 ("I don't recall the specifics of that other than in general terms we talked mainly about energy, focus, and commitment as opposed to time."); Musk Dep. Tr. at 154:12–21, 160:11–161:4.

[704] Musk Dep. Tr. at 160:11–161:4.

[705] Trial Tr. at 263:11–264:1 (Maron).

[706] *Loral*, 2008 WL 4293781, at *25.

d. There Was No Benchmarking Analysis.

The Grant process lacked a traditional benchmarking analysis, which compares a proposed compensation plan to plans at comparable firms.[707] Benchmarking "provides the compensation committee with a frame of reference with respect to what other companies are doing with respect to compensation[.]"[708] Benchmarking is the foundation of a compensation advisor's analysis.[709]

The witnesses agreed that benchmarking is typical and critical. Defendants' expert, Professor Kevin Murphy, previously opined that "the market for similarly situated executives provides a critical benchmark" the "board must consider in deciding whether to pursue" an executive and "how much to offer."[710] Plaintiff's expert, Professor Brian D. Dunn, opined that benchmarking is a "critical aspect and requirement of an effective compensation plan process."[711] Brown confirmed that Compensia typically provides benchmarking consisting of an identified peer group and comparable positions at peer companies.[712] Burg too recognized that providing such information is necessary for the Compensation Committee's advisors to "fulfill their responsibilities."[713] Nevertheless, no traditional benchmarking study was conducted in connection with the Grant.[714]

Defendants proffered reasons for not performing a traditional benchmarking study, but each rang hollow. For starters, Defendants argued that the Board considered "a lot of data that all fit within the overall bucket of benchmarking" throughout the process.[715] The primary evidence is the Compensia presentation from the July 7, 2017 meeting, which included information about other CEOs.[716] For example, one of the slides lists the largest CEO pay packages in 2016. But no one contends that this market data constituted a benchmarking analysis. And none of the slides involved direct comparisons to the Grant.[717]

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[707] Trial Tr. at 1461:10–1462:6 (Brown) ("Q. So did Compensia's work on the 2018 plan include such traditional benchmarking? A. It did not for a few reasons.").

[708] *Id.* at 1475:20–24 (Brown).

[709] *Id.* at 1058:7–1059:18 (Burg) (testifying that compensation advisors provide benchmarking data to "fulfill their responsibilities"); *id.* at 1312:8–12 (Murphy) (agreeing that benchmarking studies are "customary" when setting CEO compensation), 1313:10–13 (confirming that competitive pay analysis is "industry standard" in advising clients on executive compensation), 1315:2–16 (prior testimony stating benchmarking is "absolutely routine" and "what every compensation consultant will do"), 1317:10–1319:3 (prior testimony that "the market for similarly situated executives provides a critical benchmark that [the] board *must* consider in deciding whether to pursue [the CEO candidate] and in deciding how much to offer" (emphasis added)); *id.* at 786:12–21 (Gracias) (confirming it is "wise" for the Compensation Committee to have benchmarking information); *id.* at 347:3–10, 350:7–11, 351:2–7 (Denholm) (acknowledging prior use of benchmarking data for other executives).

[710] Trial Tr. at 1317:10–1319:3 (Murphy); *see, e.g.*, *id.* at 1312:8–12 (Murphy) (agreeing that benchmarking studies are "customary"), 1313:10–13 (confirming that competitive pay analysis is "industry standard"), 1315:2–16 (prior testimony stating benchmarking is "what every compensation consultant will do").

[711] Dunn Opening Expert Rep. at 83; *see also* Trial Tr. at 983:3–22 (Dunn).

[712] Trial Tr. at 1461:10–1462:4 (Brown); *id.* at 1475:16–1476:24 (Brown).

[713] *Id.* at 1058:7–1059:18 (Burg).

[714] *Id.* at 1477:1–5 (Brown) (affirming that Compensia did not conduct a benchmarking study for the Grant); *id.* at 786:12–21, 787:5–10 (Gracias) (same); *id.* at 1059:19–1060:5 (Burg) (stating that he had no memory of benchmarks being presented in connection with the 2018 Grant).

[715] *Id.* at 1293:10–1294:9 (Murphy).

[716] JX-512 at 16–20.

[717] *Id.*

Brown also testified that it would have been difficult to find comparable companies for a benchmarking study.[718] At trial, Brown conceded that he could have developed a peer group after using "some judgment" in a timeframe "similar to [developing] any peer group."[719] Dunn created a benchmarking analysis, demonstrating it was possible.[720]

More telling, Brown took the position that benchmarking was unnecessary because the award would be too large for useful comparison. Brown testified that he had a "really good idea" of what would happen if Compensia performed a traditional benchmarking study, and that "it wasn't going to be useful information for the committee" because the Grant was so divorced from the market for comparable executives.[721] In a similar vein, Defendants argue that benchmarking was not needed because the 2018 Plan was "unprecedented" in that "no other CEO had been willing to condition his compensation on such audacious milestones," especially at a time when a company was struggling.[722] They contend: "Traditional benchmarking is inapt if the companies, executives, and plans are not comparable."[723]

That is a hard sell. As CEO, Musk's job was the same as every other public company CEO: improve earnings and create value. A benchmarking study would have shown the committee what other companies paid for executives to perform that same task. Moreover, the extraordinary nature of the Grant should have made benchmarking *more* critical, not less. Benchmarking would have informed the decision makers of the magnitude of difference between the Grant and market comparables.[724]

e. The Key Negotiators Said It All.

In the end, the defense witnesses said it all. Ehrenpreis and Gracias took the lead on the Grant for the Compensation Committee (recall that attendance at Working Group meetings was "optional" for Denholm and Buss).[725] Maron was one of the primary go-betweens.[726] When asked to describe the process, none viewed the process as an arm's length negotiation. Each viewed it is as a form of collaboration with Musk.

Ehrenpreis testified that "during the entire process, there were check-ins with Elon. *We were not on different sides of things.* We were trying to make sure if we were going to go through this exercise that he was on board."[727]

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[718] Trial Tr. at 1462:5–1463:7 (Brown).

[719] *Id.* at 1477:19–1478:6 (Brown).

[720] *Id.* at 983:3–985:1, 990:3–992:7 (Dunn); *id.* at 1477:14–1478:12 (Brown) (confirming Compensia could have— but did not—benchmark); PDX-2 at 5–6.

[721] Trial Tr. at 1462:5–1463:1 (Brown); *see also id.* at 786:12–21, 787:5–10 (Gracias); *id.* at 347:3–10, 350:7–11, 351:2–7, 362:10–13 (Denholm); Denholm Dep. Tr. at 287:12–21 ("[I]t was very difficult to find comparables in terms of the ambitious nature of this plan.").

[722] Defs.' Post-Trial Suppl. Reply Br. at 10–11.

[723] *Id.* at 10 n.44.

[724] *See Julian v. E. States Const. Serv., Inc.*, 2008 WL 2673300, at *19 (Del. Ch. July 8, 2008) (holding that the lack of historical precedent does not mean the size of the compensation plan can just be plucked out of thin air); Trial Tr. 1320:18–1321:16 (Murphy) (confirming that in a prior trial he testified that there should have been benchmarking for an executive if even he was the only person in the United States who was believed to be qualified and available to take that position).

[725] JX-474 (6/30/17 email from Chang to Denholm and Buss).

[726] *See, e.g.*, JX-783 at 1–2 (1/16/18 email from Maron to the Compensation Committee) (stating Musk wanted that "[a]ny M&A in which [Tesla] buy[s] a company for no more than 5% of [Tesla's] current market cap will have no adjustment"); *see* JX-664 at 1 (11/9/17 email from Musk to Maron stating Musk would "like to take board action as soon as possible" on his compensation plan); JX-667 at 1 (11/12/17 email from Maron to Board stating: "We'd like to have another meeting on the issue of CEO compensation[.]"); JX-668 (11/14/17 email from Musk telling Maron to "pause for a week or two[,]" his compensation plan discussions); JX-718 (12/11/17 email stating the CEO compensation plan discussions are "back and on a fast track now").

[727] Ehrenpreis Dep. Tr. at 139:18–140:3 (emphasis added).

Gracias explained his understanding of "fairness" in this context and his approach to the process as follows:

> [W]hat is important is that [CEOs] feel like they're treated fairly. These plans are about incenting behavior. Behavior is a feeling. It comes from inside the mind. *And so we focus on what's fair and what feels fair to people and what's fair to the shareholders,* what's fair to us as investors, what's fair to the executives. That's how we think about it. *We never engage in these positional negotiations,* I want 10, you want 3, let's yell about it. That's not how we do things, not how anyone does things.[728]

That is, in lieu of objective market data and arm's length negotiation, the Compensation Committee opted for subjective feelings—"what feels fair." The committee did not take "positional negotiations" against Musk.[729]

Maron described the process similarly: "It was a cooperative, collaborative process. It wasn't acrimonious. So when I say there wasn't a conflict of interest, I think I'm thinking in my own mind was there an actual active conflict between the two parties; and I don't think that there was. I think it was a cooperative collaborative process."[730] To deal with a conflict, one must first recognize a conflict. "Conflict blindness and its lesser cousin, conflict denial, have long afflicted the financially sophisticated."[731] Maron could not perceive the conflict, much less help deal with it.

The testimony from the key witnesses is perhaps as close to an admission of a controlled mindset as a stockholder-plaintiff will ever get.[732] The Compensation Committee and Musk were not on different sides. They did not acknowledge the existence of a conflict. It was a cooperative and collaborative process.[733]

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[728] Trial Tr. at 808:16–809:14 (Gracias) (emphasis added).

[729] *Id.*; *see also* Gracias Dep Tr. at 244:25–245:20 ("I did not have a positional negotiation with [Musk] about, hey, we want to give you one [tranche], and you want two and let's go negotiate back and forth. . . . I did not have a negotiation starting lower and going higher with him about the tranches or the size of the award."); *id.* at 255:22–256:9 ("Q. Okay. As a Tesla director and compensation committee member, do you think you have a duty to the company and the stockholders to try to negotiate for the smallest compensation package for Mr. Musk that would adequately incentivize him? A. That is not how I think about it, no. Q. Can you explain to me how you think about it? A. I think about compensation packages generally as what is fair to the executive and what is fair to the company. I don't think about it as trying to get the very smallest thing possible ever. That's just not my modus operandi with any company I deal with. I think about fairness.").

[730] Maron Dep. Tr. at 100:2–102:11.

[731] *Trados*, 73 A.3d at 64.

[732] *See S. Peru*, 52 A.3d at 798 ("[F]rom inception, the Special Committee fell victim to a controlled mindset and allowed [the controller] to dictate the terms and structure of the [transaction].").

[733] Defendants concede that "[t]he Directors worked with Musk 'in a collaborative, cooperative way to get to the end point.'" Defs.' Post-Trial Opening Br. at 66 (quoting Trial Tr. at 243:15–244:3 (Maron)). They justify that soft approach by reasoning that "the board has to have an ongoing relationship with the CEO," and "it would be atypical for compensation negotiations between a board and a CEO to be adversarial." *Id.* In essence, they argue that, because the Grant was for a sitting CEO, the Board was justified in conducting a process short of "an effective proxy for arms-length bargaining, such that a fair outcome equivalent to a market-tested deal resulted." *Loral*, 2008 WL 4293781, at *22 (citations omitted). The court recognizes that negotiations over CEO compensation give rise to strange dynamics because the parties need to work collaboratively after the negotiations have ceased, but that is true in many negotiations and in virtually every salary negotiation.

There is a huge gap between being respectful and civil versus cooperating with the CEO to give him exactly what he wants. Even assuming that some level of cooperation and collaboration is called for, what took place here went beyond it. And this was also not the place for it. When considering the largest compensation plan in the history of the public markets, the directors needed to do more than accommodate the CEO.

B. Defendants Bore The Burden Of Proving That The Grant Was Entirely Fair.

Because Musk exercised transaction-specific control over the Grant, entire fairness is the standard of review, and Defendants presumptively bear the burden of proof.[734] In *Kahn v. Lynch Communication Systems, Inc.*,[735] the Delaware Supreme Court "held that when the entire fairness standard applies, the defendants may shift the burden of persuasion by one of two means: first, they may show that the transaction was approved by a well-functioning committee of independent directors; or second, they may show that the transaction was approved by an informed vote of a majority of the minority shareholders."[736] There was no well-functioning committee of independent directors here for the reasons discussed above. Thus, Defendants' only hope for burden shifting is to show that the stockholder vote was fully informed. For this purpose, Defendants bear the burden of proving that the vote was fully informed.[737]

To show that the stockholder vote was fully informed, Defendants must establish that "stockholders were apprised of 'all material information' related to that transaction."[738] An omitted fact is material only where "there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote."[739] In other words, to be material, an omitted fact must have "significantly altered the 'total mix' of information made available."[740] Further, "once defendants travel[] down the road of partial disclosure of the history leading up to the [transaction] and use[d] the vague language described, they ha[ve] an obligation to provide the stockholders with an accurate, full, and fair characterization of those historic events."[741] In assessing materiality, courts must balance "the benefits of additional disclosures against the risk that insignificant information may dilute potentially valuable information."[742]

Plaintiff advanced many arguments for why the stockholder vote was not fully informed.[743] Two are clear winners. The record establishes that the Proxy failed to disclose the Compensation Committee members' potential conflicts and omitted material information concerning the process. Defendants sought to prove otherwise, and they generally contend that the stockholder vote was fully informed because the most important facts about the Grant—the economic terms—were disclosed.[744] But Defendants failed to carry their burden.

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[734] *Ams. Mining Corp.*, 51 A.3d at 1239 ("When a transaction involving self-dealing by a controlling shareholder is challenged, the applicable standard of judicial review is entire fairness, with the defendants having the burden of persuasion.").

[735] 638 A.2d 1110 (Del. 1994).

[736] *Ams. Mining*, 51 A.3d at 1240 (citing *Lynch*, 638 A.2d at 1117).

[737] *Solomon v. Armstrong*, 747 A.2d 1098, 1128 (Del. Ch. Mar. 25, 1999) ("[W]hen it comes to claiming the sufficiency of disclosure and the concomitant legal effect of shareholder ratification after full disclosure (*e.g.*, . . . shift of the burden of proof of entire fairness from the defendant to the plaintiff) it is the defendant who bears the burden."), *aff'd*, 746 A.2d 277 (Del. 2000) (TABLE).

[738] *In re Volcano Corp. S'holder Litig.*, 143 A.3d 727, 748 (Del. Ch. June 30, 2016) (quoting *Solomon*, 747 A.2d at 1127–28).

[739] *Rosenblatt v. Getty Oil Co.*, 493 A.2d 929, 944 (Del. 1985) (quoting *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976)).

[740] *Arnold v. Soc'y for Sav. Bancorp, Inc.*, 650 A.2d 1270, 1277 (Del. 1994) (quoting *TSC Indus., Inc.*, 426 U.S. at 449).

[741] *Id.* at 1280 (citations omitted).

[742] *Volcano*, 143 A.3d at 749 (citations omitted); *see also Solomon*, 747 A.2d at 1128 ("The theory goes that there is a risk of information overload such that shareholders' interests are best served by an economy of words rather than an overflow of adjectives and adverbs in solicitation statements.").

[743] *See* Pl.'s Post-Trial Opening Br. at 68–81.

[744] Defs.' Post-Trial Opening Br. at 95–105.

1. The Conflict Disclosures

A director's conflict with a transactional counterparty is material information that should be disclosed.[745] In fact, a director's *potential* conflict with a transactional counterparty is material information that should be disclosed.[746]

The Proxy failed to disclose any of the Compensation Committee members' actual or potential conflicts with respect to Musk.[747] In fact, the Proxy repeatedly described the members of the Compensation Committee as independent, stating: "The[] [Grant] discussions first took place among the members of the Compensation Committee . . . *all of whom are independent directors*;"[748] and "[t]he *independent members of the Board*, led by the members of the Compensation Committee, spent more than six months designing [the Grant]."[749] The Proxy's introductory letter is "[f]rom the *Independent Members of Tesla's Board of Directors*," and the first four signatories are Compensation Committee members Gracias, Ehrenpreis, Denholm, and Buss.[750] Notably, Gracias signed as "Lead Independent Director."[751]

The description of the Compensation Committee members as "independent" was decidedly untrue as to Gracias and proved untrue as to the remaining committee members. At a minimum, Musk's relationships with Ehrenpreis and Gracias gave rise to potential conflicts that should have been disclosed.[752] Ultimately, all of the directors acted under a controlled mindset, calling into question the disclosure as to each of them.

Defendants sought to prove that they disclosed the information at issue, both in the Proxy and elsewhere.[753] The Proxy disclosed the Tesla director compensation policy, which is one potential source of conflict.[754] Defendants also showed that they disclosed some potential sources of conflict in other public filings, such as Buss's tenure at SolarCity and Ehrenpreis's and Gracias's investments in SpaceX.[755] But those disclosures make no mention of important factors affecting independence, including Gracias's and Ehrenpreis's personal and other business

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[745] *See, e.g.*, *In re Orchard Enters., Inc. S'holder Litig.*, 88 A.3d 1, 22 (Del. Ch. 2014) ("This court has held that special committee members' 'prior . . . relationships' with a controller 'should have been disclosed' because of the committee's 'role as negotiators on behalf of the minority stockholders.'" (quoting cases)); *In re Emerging Commc'ns, Inc. S'holders Litig.*, 2004 WL 1305745, at *37 (Del. Ch. May 3, 2004) ("[T]he disclosure documents misled minority stockholders . . . [because] there was no disclosure of [two committee members'] long-standing financial relationships with [the transaction counterparty] . . . . The disclosure documents misleadingly suggested that the Special Committee, and perhaps a majority of the entire board, were independent."); *Millenco L.P. v. meVC Draper Fisher Jurvetson Fund I, Inc.*, 824 A.2d 11, 15–19 (Del. Ch. 2002) (finding the disclosures misleading when they failed to disclose supposedly independent directors' relationships with the CEO).

[746] *Millenco*, 824 A.2d at 15 ("[W]here, as here, the omitted information goes to the independence or disinterest of directors who are identified as the company's 'independent' or 'not interested' directors, the 'relevant inquiry is not whether an actual conflict of interest exists, but rather whether full disclosure of potential conflicts of interest has been made'" (quoting *Wilson v. Great Am. Indus., Inc.*, 855 F.2d 987, 994 (2d Cir. 1988))); *see also Eisenberg v. Chi. Milwaukee Corp.*, 537 A.2d 1051, 1061 (Del. Ch. 1987) ("The only point made here is that . . . the potential conflict of half of [the company's] Board of Directors was a fact that should have been disclosed. . . . [S]hareholders were entitled to know that certain of their fiduciaries had a self-interest that was arguably in conflict with their own, and the omission of the fact was material." (citation omitted)).

[747] *See* Pl.'s Post-Trial Opening Br. at 69−73.

[748] JX-878 at 10 (emphasis added) (2/8/18 Schedule 14A Proxy Statement).

[749] *Id.* at 21 (emphasis added).

[750] *Id.* at 3−4 (emphasis added).

[751] *Id.* at 4.

[752] *See supra* §§ I.C.1.a.i, iv.

[753] Defs.' Post-Trial Opening Br. at 100-01; Defs.' Post-Trial Answering Br. at 70−72.

[754] JX-878 at 46−47.

[755] JX-379 at 24−26.

relationships with Musk.[756] And even assuming such disclosures were comprehensive, "our law does not impose a duty on stockholders to rummage through a company's prior public filings to obtain information that might be material to a request for stockholder action."[757]

Defendants also sought to prove that disclosure of the potential conflicts was unnecessary because it would wrongly "oblige them to characterize their conduct in such a way as to admit wrongdoing."[758] That argument is strongest on the controlled- mindset point. But the Proxy could have discussed the relevant relationships while stating that the Board did not view them as serious impediments to independence, thereby allowing stockholders to make their own assessment. This is precisely what Tesla did in the other disclosure document that Defendants pointed to when seeking to prove that the total mix of information included information about Musk's financial connections with Gracias and Ehrenpreis.[759] "What defendants were not free to do was to take the position that the stockholders had no right to know this information because they, the defendants, had determined it was not important."[760]

Overall, Defendants failed to prove that the information about conflicts was adequately disclosed. The Proxy was materially deficient on this point.

2. The Process Disclosures

When asked to approve a transaction, stockholders are entitled to a full and accurate description of the material steps in the board or committee process that resulted in the transaction.[761] The components and effectiveness of a board or committee's process, including the parties' bargaining positions, are of "obvious importance" to stockholders.[762]

Consequently, "a fiduciary's duty is best discharged through a broad rather than a restrictive approach to disclosure."[763] A board or committee may not create a false narrative as to the process for how a transaction was completed; partial disclosures that sterilize the actual events are insufficient.[764] Although a disclosure document need not give a "play-by-play[,]"[765] "when fiduciaries choose to provide the history of a transaction, they have an

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[756] *See* JX-878 (2/8/18 Schedule 14A Proxy Statement); JX-379.

[757] *Zalmanoff v. Hardy*, 2018 WL 5994762, at *5 (Del. Ch. Nov. 13, 2018) (citation omitted), *aff'd*, 211 A.3d 137 (Del. 2019) (TABLE).

[758] *Loudon v. Archer-Daniels-Midland Co.*, 700 A.2d 135, 143 (Del. 1997); Defs.' Post-Trial Answering Br. at 71.

[759] *See* JX-379 at 24−26.

[760] *Millenco*, 824 A.2d at 18−19.

[761] *Bancorp*, 650 A.2d at 1280 ("[O]nce defendants traveled down the road of partial disclosure of the history leading up to the [transaction] and used the vague language described, they had an obligation to provide the stockholders with an accurate, full, and fair characterization of those historic events." (citations omitted)).

[762] *Clements v. Rogers,* 790 A.2d 1222, 1242 (Del. Ch. 2001); *accord Morrison v. Berry*, 191 A.3d 268, 283−84 (Del. 2018) (holding that information on process is material if it helps a reasonable stockholder reach a "more accurate assessment of the probative value of the [transaction's] process"); *In re Trans World Airlines*, *Inc. S'holders Litig.*, 1988 WL 111271, at *12 (Del. Ch. Oct. 21, 1988) ("No disclosure in a case such as this is presumably of greater importance to a shareholder than a disclosure that independent directors have actively negotiated on his behalf and have concluded, as here, that acceptance of the proposal is in his best interests."), *abrogated on other grounds by Lynch,* 638 A.2d 1110; *Weinberger*, 457 A.2d at 703 ("Material information, necessary to acquaint those shareholders with the bargaining positions of [the parties], was withheld under circumstances amounting to a breach of fiduciary duty."); *see, e.g.*, *McMullin v. Beran*, 765 A.2d 910, 925−26 (Del. 2000) (reversing dismissal where the defendants failed to disclose information regarding the handling of potential offers).

[763] *Zirn v. VLI Corp.,* 621 A.2d 773, 779−80 (Del. 1993).

[764] *In re Mindbody, Inc. S'holder Litig.*, 2023 WL 2518149, at *41 (Del. Ch. Mar. 15, 2023); *see also FrontFour*, 2019 WL 1313408, at *29 (holding that the proxy statement's failure to disclose that the special committee did not learn of "enormous pressure" facing controllers until after the merger agreement was executed was material).

[765] *David P. Simonetti Rollover IRA v. Margolis*, 2008 WL 5048692, at *12 (Del. Ch. June 27, 2008) (internal quotation marks and citation omitted).

obligation to provide shareholders with 'an accurate, full, and fair characterization of those historic events.'"[766] "Even if [] additional information independently would fall short of the traditional materiality standard, it must be disclosed if necessary to prevent other disclosed information from being misleading."[767] Even an assertion that a committee "carefully considered" a transaction, when inaccurate, could be falsely "reassuring" to stockholders and constitute a disclosure violation.[768]

Generally, when a plaintiff proves process defects as significant as those in this case, the defendants will find it difficult to prove that the stockholder vote was fully informed.[769] That is true here. The Proxy does not disclose the level of control that Musk exercised over the process—e.g., his control over the timing, the fact that he made the initial offer, the fact that his initial offer set the terms until he changed them six months later, the lack of negotiations, and the failure to benchmark, among other things.

The parties focus on one specific omission. The Proxy does not disclose the April 9 conversation between Musk and Ehrenpreis during which Musk established the key terms of the 2018 Grant. A discussion of this conversation appeared in at least four earlier drafts of the Proxy.[770] The final Proxy instead opens its discussion of the development of the 2018 Grant with the following passage:

> With the 2012 Performance Award nearing completion, the Board engaged in more than six months of active and ongoing discussions regarding a new compensation program for Mr. Musk, ultimately concluding in its decision to grant the CEO Performance Award. These discussions first took place among the members of the Compensation Committee of the Board (the "Compensation Committee"), all of whom are independent directors, and then with the Board's other independent directors, including its two newest independent directors, Linda Johnson Rice and James Murdoch.[771]

Plaintiff contends that, in addition to describing the Compensation Committee members and Murdoch as "independent," the statement is inaccurate because the "discussion[] first took place" between Ehrenpreis and Musk, not among the members of the Compensation Committee.[772] Defendants claim that Plaintiff is misreading the sentence, which they say means only that discussions among the Compensation Committee were "first" as compared to subsequent discussions with the full Board, not the "first" discussions in the process as a whole.[773]

Even accepting Defendants' borderline reading, the April 9 conversation between Ehrenpreis and Musk was material and should have been disclosed.[774] Musk's April 9 proposal to Ehrenpreis set the terms of discussion for

[766] *Id.* (quoting *Globis P'rs, L.P. v. Plumtree Software, Inc.*, 2007 WL 4292024, at *14 (Del. Ch. Nov. 30, 2007)); *In re Tele-Commc'ns, Inc. S'holders Litig.*, 2005 WL 3642727, at *5−6 (Del. Ch. Dec. 21, 2005) (holding that language in proxy that the board gave "careful consideration" to premium to be paid to shareholders would be material if false); *Clements*, 790 A.2d at 1242-43 ("When a Proxy Statement details the functioning of [the committee's] process, it must do so in a fair and balanced manner that does not create a materially misleading impression of how the Committee actually operated in fact." (citation omitted)).

[767] *Chen*, 87 A.3d at 689 (citing *Johnson v. Shapiro*, 2002 WL 31438477, at *4 (Del. Ch. Oct. 18, 2002)).

[768] *Gantler v. Stephens*, 965 A.2d 695, 711 (Del. 2009) (internal quotation marks omitted).

[769] *Cf. In re Mindbody, Inc. S'holder Litig.*, 2020 WL 5870084, at *27 (Del. Ch. Oct. 2, 2020) (making a similar point as to a well-pled *Revlon* claim).

[770] *See* JX-1597 at 9; JX-1598 at 3; JX-1599 at 14; JX-1700 at 12.

[771] JX-878 at 10 (2/8/18 Schedule 14A Proxy Statement).

[772] Pl.'s Post-Trial Opening Br. at 73, 78−79 (quoting JX-878 at 10).

[773] Defs.' Post-Trial Opening Br. at 102−03 (quoting JX-878 at 10).

[774] *Weinberger*, 457 A.2d at 703 ("Material information, necessary to acquaint those shareholders with the bargaining positions of [the parties], was withheld under circumstances amounting to a breach of fiduciary duty."); *see Plumtree*, 2007 WL 4292024, at *14) ("Once defendants travel down the road of partial disclosure of the history leading up to a merger, they have an obligation to provide the stockholders with an accurate, full, and fair characterization of those historic events." (citing *Bancorp*, 650 A.2d at 1280)).

the first six or so months of the Grant's development, and many of its features persisted in the final structure.[775] The Proxy was materially deficient on this point.

3. The Key-Terms Argument

During post-trial argument, Defendants argued that the stockholder vote was fully informed because the most important details of the Grant—the economic terms—were disclosed. Implicitly, Defendants argue that stockholders only need to know the economics of a transaction to cast an informed vote.

Defendants' position finds no support in Delaware law. No case has held that a corporation needs to disclose only the economic terms of a transaction when securing a stockholder vote. In fact, then-Vice Chancellor Strine rejected as "frivolous" the argument that "the only material facts necessary to be disclosed" regarding a stock incentive plan are the "exact" economic terms of the plan.[776] This holding recognizes that materiality extends beyond economics to information regarding process, conflicts, incentives, and more.[777] Defendants' authorities do not support the new rule that they advance.[778]

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[775] *See* JX-445 at 3–4; JX-464 at 5–7; JX-479; JX-490 at 5–7; JX-640 at 3; JX-631 at 2; *see also* JX-664 (Musk asking to "move forward" with the 2018 Grant "in a reduced manner from before"); Trial Tr. at 676:18–677:1 (Musk) ("Q. And the only number we've seen from you so far is 15 percent of total outstanding shares, so I assume that means something less than 15 percent of total outstanding shares. Right? A. Yes."); JX-678 at 1–2 (email from Maron comparing Musk's "reduced" request with the original request). Defendants do not appear to deny the materiality of this information. Instead, they take the factually inaccurate contention that "Ehrenpreis originated the initial proposal for the 2018 Plan." Defs.' Post-Trial Opening Br. at 102 (citation omitted). Plaintiff argues that the Proxy also suffered from disclosure issues relating to the ability to meet the milestones and Musk's commitments outside Tesla. Although likely material, the court defers making a factual finding on this purported disclosure violation having found Plaintiff already proved the transaction was not entirely fair.

[776] *Sample v. Morgan*, 914 A.2d 647, 652, 663–67 (Del. Ch. Jan. 23, 2007) (rejecting the "frivolous" argument because stockholders would also want to know where the plan originated, the self-interested purpose of the plan by those who conjured it up, and information regarding the comparative size of the plan to other corporate equity plans).

[777] *See, e.g.*, *Mindbody*, 2023 WL 2518149, at *43–44 (finding a disclosure violation where a party was tipped off as to the timing of a sales process); *Atheros Commc'ns, Inc.*, 2011 WL 864928, at *11 (Del. Ch. Mar. 4, 2011) (holding that the terms of the incoming CEO's employment after a merger were material where the proxy did not fully describe the negotiating process); *van der Fluit v. Yates*, 2017 WL 5953514, at *8–13 (Del. Ch. Nov. 30, 2017) (stating that "vague language regarding the identities of the negotiators" who received post-transaction employment constituted a material disclosure that prevented dismissal under *Corwin*); *Lear Corp. S'holder Litig.*, 926 A.2d 94, 114 (Del. Ch. 2007) ("[A] reasonable stockholder would want to know an important economic motivation of the negotiator singularly employed by the board to obtain the best price for the stockholders, when that motivation could rationally lead that negotiator to favor a deal at a less than optimal price[.]"); *see also Maric Cap. Master Fund, Ltd. v. Plato Learning, Inc.*, 11 A.3d 1175, 1179 (Del. Ch. 2010) (imposing an injunction because the proxy failed to disclose a future CEO's stock options and future management makeup and other accompanying incentives).

[778] Defendants cite to *Cambridge Retirement System v. Bosnjak*, where the court held that the "absence of benchmarking information" was not a material omission "because the proxy statements disclosed all material terms of the precise equity awards that the stockholders were being asked to approve." 2014 WL 2930869, at *9 (Del. Ch. June 26, 2014). But no one claims here that the absence of disclosed benchmarking information rendered the stockholder vote uninformed. Defendants further cite *In re 3COM Corp.* for the proposition that Delaware courts do not require the disclosure of a projected options' value, and thus Tesla went above and beyond by disclosing the approximately $55.8 billion maximum theoretical value of the Grant. 1999 WL 1009210, at *6–8 (Del. Ch. Oct. 25, 1999); JX-878 at 24–25 (2/8/18 Schedule 14A Proxy Statement). But the fact that Tesla disclosed some information does not excuse the Company's other disclosure deficiencies.

Moreover, "once defendants travel[] down the road of partial disclosure of the history leading up to the [transaction] . . . , they ha[ve] an obligation to provide the stockholders with an accurate, full, and fair characterization of those historic events."[779] Here, Defendants chose to disclose aspects of the process. Having done so, they had an obligation to provide accurate, full, and fair information about that process, which they failed to do. At a minimum, a corporation cannot disclose false information, such as describing key negotiators as independent. That is what happened here.

C. Defendants Failed To Prove That The Grant Was Entirely Fair.

Because Defendants failed to show that the stockholder vote was fully informed, they bore the burden of proving entire fairness. "The requirement of fairness is unflinching in its demand that where one stands on both sides of a transaction, he has the burden of establishing its entire fairness, sufficient to pass the test of careful scrutiny by the courts."[780]

The Delaware Supreme Court provided guidance on the entire fairness review in *SolarCity III*.[781] Quoting *Weinberger v. UOP, Inc.*, the high court described the entire fairness review as follows:

> The concept of fairness has two basic aspects: fair dealing and fair price. The former embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The latter aspect of fairness relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company's stock. However, the test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.[782]

Entire fairness review calls upon the court to "carefully analyze the factual circumstances, apply a disciplined balancing test to its findings, and articulate the bases upon which it decides the ultimate question of entire fairness."[783] "Given the unitary nature of the test, findings in one area may seep into the findings of the other. As a result, 'a fair process usually results in a fair price.' The opposite is also true: 'an unfair process can infect the price.'"[784]

Here, Defendants failed to prove that the Grant was the product of fair dealing or at a fair price.

a. Fair Dealing

"The element of 'fair dealing' focuses upon the conduct of the corporate fiduciaries in effectuating the transaction."[785] When discussing fair process in *SolarCity III*, the Delaware Supreme Court encouraged this court to focus on what it refers to as the "*Weinberger* factors."[786] Those factors are "how the deal was initiated and timed, how it was structured and negotiated, and how it was approved[.]"[787] Those factors "form the core of a court's fair dealing analysis."[788]

This decision already addressed most of the facts pertinent to the fair dealing inquiry when discussing how Musk controlled the process and the disclosure deficiencies. This section largely restates those findings while

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[779] *Bancorp*, 650 A.2d at 1280 (citations omitted).

[780] *SolarCity III*, 298 A.3d at 700 (emphasis omitted) (quoting *Weinberger*, 457 A.2d at 710).

[781] *Id.* at 698−734.

[782] *Id.* at 700 (quoting *Weinberger*, 457 A.2d at 711).

[783] *Id.* (quoting *Cinerama, Inc. v. Technicolor, Inc.*, 663 A.2d 1156, 1179 (Del. 1995) [hereinafter "*Cinerama II*"]).

[784] *Id.* at 702 (first quoting *Ams. Mining*, 51 A.3d at 1244, then quoting *Trados*, 73 A.3d at 78).

[785] *Id.* at 701 (quoting *Tremont*, 694 A.2d at 430).

[786] *Id.* at 702.

[787] *Id.* (citing *Weinberger*, 457 A.2d at 711).

[788] *Id.*

mapping them onto the *Weinberger* factors. They fare no better in their repackaged form. Defendants have failed to demonstrate that the process leading to the Grant was fair.

i. Initiation And Timing

The first *Weinberger* factor "examines how the decision under challenge was initiated."[789] "The scope of this factor is not limited to the controller's formal act of making the proposal; it encompasses actions taken by the controller in the period leading up to the formal proposal."[790] The goal of the analysis is to determine whether the controller timed the proposal opportunistically to take advantage of the minority stockholders.[791] In *SolarCity II*, for example, the court asked whether Musk timed the transaction to "exploit any inherent coercion[.]"[792]

As to this factor, Defendants have a handful of facts in their favor. The timing of the first discussion was dictated by Ehrenpreis, not Musk. Ehrenpreis credibly testified that he initiated this discussion because Tesla had reached nearly all of the milestones of Musk's prior compensation plan. There is no evidence that Musk was secretly behind the start of negotiations, or that a starting negotiation in April 2017 gave Musk any significant advantage at the expense of the minority stockholders.

Nor is there any evidence that Musk set the table for the negotiations by acting in a manipulative or duplicitous manner. To show manipulative conduct, Plaintiff points to Musk's May 2018 public statement that he would not remain CEO forever. Plaintiff argues that this statement was intended to pressure the Board. That is not a far-fetched theory, but it is not supported by the record. The more likely explanation is that Musk was considering stepping down from CEO to become Chief Products Officer. Another likely explanation is that Musk lacks a filter, so his public statement easily could have been a momentary thought that immediately found expression. In all events, he clarified his intentions at the time and at trial: Musk is committed, Tesla forever.

Although Musk did not manipulate the *initial timing* of the process, he repeatedly and unilaterally manipulated the timeline of the process. To summarize the facts discussed above, before the Board or Compensation Committee had a substantive discussion concerning the Grant, Musk's team proposed a highly accelerated schedule that contemplated approval of the Grant within less than two months. The committee's independent advisors asked for more time and were told no. It was Musk who unilaterally extended the July deadline to August or September. Musk then unilaterally put the process on hold again at the end of July, causing work to slow and then stop entirely. Musk restarted discussions on the morning of November 9. Musk asked to pause the process again on November 14 and was ultimately successful in delaying work until December. Musk instigated another period of urgency on December 11, placing the Grant "on a fast track,"[793] and resetting the target date for Board approval to January. The Board eventually approved the 2018 Grant on January 21.

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[789] *Frederick Hsu*, 2020 WL 2111476, at *36.

[790] *Dole*, 2015 WL 5052214, at *26.

[791] *In re BGC P'rs, Inc. Deriv. Litig.*, 2022 WL 3581641, at *18 (Del. Ch. Aug. 19, 2022) ("The . . . initiation of a transaction can evidence a lack of fair dealing where it favors the controller to the minority's detriment."), *aff'd*, 303 A.3d 337 (Del. 2023) (TABLE).

[792] *SolarCity III*, 298 A.3d at 703−04; *see also Dole*, 2015 WL 5052214, at *27−28 (finding unfair dealing where the controller planned on taking target private for eighteen months prior to the formal process, during which time the controller engaged in a calculated effort to depress the market price of the target's stock); *Sealy Mattress Co. of New Jersey, Inc. v. Sealy, Inc.*, 532 A.2d 1324, 1336 (Del. Ch. 1987) (finding unfair dealing in light of "a calculated effort to depress the [market] price" of a stock "until the minority stockholders [are] eliminated by merger or some other form of acquisition"); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 599 (Del. Ch. 1986) (observing that "[t]he prototyp[ical] instance in which the timing of a merger would itself likely constitute a breach of a controlling shareholder's duty is when it could be shown both (1) that the minority was financially injured by the timing (i.e., from their point of view it was an especially poor time to be required to liquidate their investment) and (2) that the controlling shareholder gained from the timing of the transaction what the minority lost"); *Weinberger*, 457 A.2d at 711 (citing the "serious time constraints" as a negative factor in the discussion of process).

[793] JX-718.

As *Weinberger* teaches, time constraints standing alone are "not necessarily indicative of any lack of fairness by a majority shareholder. It [is] what occurred, or more properly did not occur," that matters.[794] Put differently, one must look to how the time constraints affected the process.

Here, Musk's "red light, green light" approach negatively affected the process in two ways. First, although the process spanned nine months, most of the work occurred during small bursts and under Musk-imposed time pressure. Second, Musk made determinations at the last minute, compressing the timeline, adjusting the timeline, or proposing new terms prior to six out of the ten Board or Compensation Committee meetings during which the Grant was discussed. Musk's habit of shaking up the timeline or changing his proposal just before a meeting made it tough for the directors and their advisors to meaningfully evaluate the Grant and respond. The time constraints and last-minute adjustments impaired the process.

ii. Negotiations

The next *Weinberger* factor examines how the transaction was negotiated and structured. This factor proves pivotal, because arm's-length negotiations can make up for other flaws.[795] But the opposite is also true. The lack of arm's-length negotiations can overshadow positive aspects of a process.[796]

Perhaps for this reason, Defendants rely heavily on the negotiations to demonstrate fair process. They emphasize the number of Board, Compensation Committee, and Working Group meetings. They tally months spent (both the total and those involving "active deliberation") and even estimate total hours worked.[797] Defendants also tout their advisors' qualifications and integrity.[798]

Although Defendants cast the negotiations as the strongest aspect of the process, they are actually the most dramatic failure. Defendants elevate form over substance, proffering what Plaintiff's counsel aptly described as "a

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[794] 457 A.2d at 711.

[795] *See, e.g., SolarCity III* , 298 A.3d at 710 (agreeing with the trial court that although the process had flaws, the process included several "redeeming features that emulated arms-length bargaining" (citing *SolarCity II*, 2022 WL 1237185, at *36)); *BGC P'rs*, 2022 WL 3581641, at *42 (finding that although "[t]here were certainly flaws," "[t]he record demonstrates that the Special Committee undertook good faith, arm's length negotiations . . . that resulted in a deal with a favorable structure and a fair price"); *S. Muoio & Co. LLC v. Hallmark Ent. Invs. Co.*, 2011 WL 863007, at *9−10 & n.73 (Del. Ch. Mar. 9, 2011) (finding process was entirely fair where, among other things, "the Special Committee was independent, fully informed, and . . . negotiated . . . at arm's length"), *aff'd*, 35 A.3d 419 (Del. 2011) (TABLE); *Cinerama II,* 663 A.2d at 1144 (concluding that despite the process being "flawed," the transaction was fair where "the board was insufficiently informed to make a judgment worthy of presumptive deference, nevertheless considering the whole course of events, including the process that was followed, the price that was achieved, and the honest motivation of the board to achieve the most financially beneficial transaction available[]"), *aff'd*, 663 A.2d 1156 (Del. 1995); *Van de Walle v. Unimation, Inc.*, 1991 WL 29303, at *17 (Del. Ch. Mar. 6, 1991) ("The most persuasive evidence of the fairness of the $21 per share merger price is that it was the result of arm's-length negotiations between two independent parties, where the seller . . . was motivated to seek the highest available price, and a diligent and extensive canvass of the market had confirmed that no better price was available."); *Rosenblatt*, 493 A.2d at 937−38 (observing that controller established separate negotiating terms to recreate arm's length bargaining, that negotiations were adversarial, and that the result was "more than the theoretical concept of what an independent board might do under the circumstances[]" and "[i]nstead . . . it [was] clear that these contending parties to the merger in fact exerted their bargaining power against one another at arm's length" (citations omitted)).

[796] *See, e.g.*, *FrontFour*, 2019 WL 1313408, at *26 (finding that because the special committee "was not truly independent and did not negotiate at arm's length[]" that the defendants did not prove the proposed transactions were the product of fair dealing).

[797] Defs.' Post-Trial Opening Br. at 58−59.

[798] *Id.*

false equivalency between length of the process and fairness."[799] Defendants' tallies of time spent are merely "superficial indicia"—total hours spent is meaningless if the time was not used to benefit stockholders.[800]

One important dimension of arm's-length bargaining is the existence of an independent bargaining agent. As this decision has found, the Compensation Committee was compromised by conflicts. They could not negotiate at arm's length against Musk.

Not surprisingly, there is no evidence of any adversarial negotiation with Musk concerning the size of the Grant. Rather, Musk made an initial proposal, and that proposal was the only one seriously considered until Musk unilaterally changed it six months later. Defendants are correct that, in the final stretch of the process, the Grant went from a 10%/10-tranche FDS structure to a 12%/12-tranche TOS structure. Defendants are correct that, all else equal, requiring more growth in market capitalization for the same number of shares means a better deal for stockholders. But there is no credible evidence that the shift from ten tranches to 12 and the associated increase in the difficulty of the market capitalization targets resulted from any actual negotiation with Musk. To the contrary, as discussed above, the Board backed into 12 tranches when translating Musk's demand of 10% of fully diluted shares into a round percentage of total outstanding shares while maintaining the $50 billion/1% per tranche approach that Musk proposed back in April.

As to the other terms, the purported concessions secured by the Compensation Committee did not result from negotiations either. The Clawback Provision was the bare minimum necessary to comport with existing Tesla policy and did not address other key Board goals, such as the Board's desire to retain Musk. The Leadership Requirement was less restrictive than in the prior Grant and not tailored to fit the retention goal either. The Five-Year Hold Period resulted from Ehrenpreis's directive to find "creative options" for reducing the grant date fair value. It does not protect stockholders because Musk is not restricted from selling or pledging his nearly 21.9% stake.[801] The industry-standard M&A Adjustment—which merely prohibited Musk from gaming the Grant's milestones through inorganic growth—were a non-issue for Musk.[802] And his acknowledgement that Tesla would not "be making any big acquisitions" rendered that provision functionally irrelevant.[803]

The Compensation Committee's independent advisors cannot help the analysis because they played no role in any negotiations and were not tasked with challenging the committee's thinking or presenting alternatives to the Grant.[804] Defendants agree that benchmarking is standard and essential. They knew benchmarking would expose the Grant as many multiples larger than any conceivable comparison. But the Compensation Committee did not ask its advisors to provide a benchmarking analysis, which would have given them some perspective on how (in Musk's words) "really crazy" the Grant was.[805]

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[799] Pl.'s Post-Trial Answering Br. at 39.

[800] *Valeant Pharms. Int'l v. Jerney*, 921 A.2d 732, 746 (Del. Ch. 2007); *see also Loral*, 2008 WL 4293781, at *23 (finding "troubling" that advisors "seemed intent on making the [transaction] appear more fair rather than providing an objective opinion to the Special Committee and helping the Special Committee use any leverage it had to strike a better deal").

[801] JX-530 at 8.

[802] Trial Tr. at 255:6−13 (Maron).

[803] JX-781 at 1−2 (Musk emailing Maron concerning the M&A provision that "I don't think we will be making big acquisitions" and "[o]ur only acquisitions have been relatively small automation companies").

[804] *See* Trial Tr. at 1481:8−14, 1466:21–1469:4 (Brown) (testifying that "[Compensia consultants] weren't retained necessarily to challenge what they were doing," but instead "to help them think really carefully about how to do it").

[805] JX-398.

The Compensation Committee relied more on conflicted management members than on its outside advisors. Illustrating this point, many of the documents Defendants cited as proof of a fair process were drafted, pushed out, or endorsed by Musk's divorce-attorney-turned-general-counsel Maron,[806] whose admiration for Musk moved Maron to tears during his deposition.[807]

Suffice it to say, the Compensation Committee operated under a "controlled mindset."[808] Rather than negotiating against Musk, the committee engaged in a "cooperative [and] collaborative" process[809] antithetical to arm's-length bargaining.[810] Worse, the committee seemed to actively advance Musk's interests—doing "what feels fair" for *Musk*[811]—including by devising ways to understate the Grant's value on the grant date and make the milestones easier to achieve. Those were "exercise[s] in rationalization."[812] In the end, Musk dictated the Grant's terms, and the committee effected those wishes.[813]

iii. Structure And Approval

The last *Weinberger* factor examines how the transaction was structured and approved. "Whether a transaction was structured to include procedural protections— such as requiring the approval of an independent board

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[806] *See* Defs.' Post-Trial Opening Br. at 58−68 (citing JX-878 (Proxy prepared by Maron); JX-1592 (6/23/17 Compensation Committee Presentation prepared by Maron and his team); JX-628 (9/18/17 Presentation for CEO compensation discussion sent out by Maron); JX-566 (7/31/17 Slide Decks for Special Compensation Committee meeting circulated by Maron); JX-699 (11/16/17 Board minutes drafted by Maron (secretary)); JX-729 (12/12/17 special Board meeting minutes drafted by Maron (secretary)); JX-783 (1/17/18 emails from Maron to team); JX-784 (1/17/18 email from Maron to Musk); JX-678 (11/29/17 email from Maron to Musk on the steps for his proposal); JX-509 (7/7/17 Compensation Committee meeting minutes drafted by Maron (secretary)).

[807] Maron Dep. Tr. at 74:10−17 (becoming "emotional" about the decision to leave Tesla); *id.* at 200:9−15 ("Unfortunately I lost my cool earlier and cried because I love the company so much, and I loved my teammates and my colleagues and the people on the executive team."); Trial Tr. at 275:10−24 (Maron) (confirming he "choked up" at his deposition about his "incredible experience[]" at Tesla and the "very emotional decision" to leave).

[808] *See S. Peru*, 52 A.3d at 798 ("[F]rom inception, the Special Committee fell victim to a controlled mindset and allowed [the controller] to dictate the terms and structure of the [transaction].").

[809] Trial Tr. at 243:7−244:13 (Maron).

[810] *See S. Peru*, 52 A.3d at 798 (finding the special committee "accepted that only one type of transaction was on the table . . . [that] took off the table other options that would have generated a real market check and also deprived the Special Committee of negotiating leverage to extract better terms").

[811] *See* Trial Tr. at 809:8−14 (Maron); *see also* Gracias Dep Tr. at 244:25−245:20 ("I did not have a positional negotiation with [Musk] about, hey, we want to give you one [tranche], and you want two and let's go negotiate back and forth . . . . I did not have a negotiation starting lower and going higher with him about the tranches or the size of the award."); *id.* at 255:22−256:9 ("Q. Okay. As a Tesla director and compensation committee member, do you think you have a duty to the company and the stockholders to try to negotiate for the smallest compensation package for Mr. Musk that would adequately incentivize him? A. That is not how I think about it, no. Q. Can you explain to me how you think about it? A. I think about compensation packages generally as what is fair to the executive and what is fair to the company. I don't think about it as trying to get the very smallest thing possible ever. That's just not my modus operandi with any company I deal with. I think about fairness.").

[812] *See S. Peru*, 52 A.3d at 801; *see also id.* ("Throughout the negotiation process, the Special Committee's and Goldman's focus was on finding a way to get the [controller's proposed] terms to make sense[.]"); *Valeant*, 921 A.2d at 746 ("[The process was], from the outset, undertaken to justify a bonus on the order of $30 million to Panic, rather than determine if bonuses—and in what amounts—might be appropriate.").

[813] *See Loral*, 2008 WL 4293781, at *26 ("Loral's CEO, Targoff, was a more aggressive negotiator than the Special Committee itself or the Committee's financial advisor, North Point. By that stage, Harkey, Simon, and North Point seemed willing to sign off on terms that were more advantageous to MHR than Targoff himself wanted to accept.").

negotiating committee or a majority of the minority vote—is another important indicium of fairness."[814] The Board approved the Grant. Musk and Kimbal recused themselves. Five of the six directors who voted on the Grant were beholden to Musk or had compromising conflicts.[815] Tesla voluntarily subjected the Grant to a majority of the minority vote, but the Board secured stockholder approval through the materially deficient Proxy.[816] Neither Board approval nor stockholder approval is a positive factor here for the fair dealing analysis.

b. Fair Price

"In the fair price analysis, the court looks at the economic and financial considerations of the transaction to determine if it was substantively fair."[817] "Fair price and fair value standards call for equivalent economic inquiries."[818] "The fair price aspect of the entire fairness test," however, "is not in itself a remedial calculation."[819] "Instead of picking a single number, the court's task is 'to determine whether the transaction price falls within a range of fairness.'"[820] The fair price aspect of the entire fairness standard involves consideration of "all relevant factors" and may encompass "proof of value by any techniques or methods which are generally considered acceptable in the financial community[.]"[821]

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[814] *BGC P'rs*, 2022 WL 3581641, at *19 (citing *Gesoff v. IIC Indus., Inc.*, 902 A.2d 1130, 1145 (Del. Ch. 2006) ("The Supreme Court observed as early as *Weinberger* that the establishment of an independent special committee can serve as powerful evidence of fair dealing.")); *Jedwab*, 509 A.2d at 599 ("As to the fact that the transaction was not structured to accord minority shareholders a veto, nor was an independent board committee established to negotiate the apportionment of merger consideration on behalf of the minority, these are pertinent factors in assessing whether fairness was accorded to the minority."); *Sealy*, 532 A.2d at 1336 ("A second indicium of fair dealing, or its absence, is whether the process by which the merger terms were arrived at involved procedural protections that would have tended to assure a fair result.")).

[815] *Gesoff*, 902 A.2d at 1150-51 (finding in a post-trial opinion, that the investment bank's relationship with the buy-side controlling stockholder "robs [its] fairness opinion of its value as an indicator of fairness, and is itself an indicator that the parties did not structure the process in a way that was entirely fair"); *see also In re El Paso Corp. S'holder Litig.*, 41 A.3d 432, 444 (Del. Ch. 2012) (noting that the conflicted negotiator has a duty "to squeeze the last drop of the lemon out for . . . stockholders," but that the conflict gave the negotiator "a motive to keep juice in the lemon that he could use to make a financial [deal] for himself").

[816] *Accord Weinberger*, 457 A.2d at 703 ("Material information . . . was withheld under circumstances amounting to a breach of fiduciary duty. We therefore conclude that this merger does not meet the test of fairness . . . ."); *Orchard*, 88 A.3d at 29 (concluding that a "disclosure issue on which the plaintiffs received summary judgment provide[d] some evidence of unfairness"); *see also Delman v. GigAcquisitions3, LLC*, 288 A.3d 692, 723 (Del. Ch. 2023) (finding entire fairness standard applied where defendants failed "to disclose the cash per share that Gig3 would invest in the combined company[]" and "the value that Gig3 and its non-redeeming stockholders could expect to receive in exchange[]" because "[b]oth pieces of information would be essential to a stockholder deciding whether it was preferable to redeem her funds from the trust or to invest them in New Lightning"); *In re MultiPlan Corp. S'holders Litig.*, 268 A.3d 784, 816 (Del. 2022) (stating plaintiff stated viable claim under the entire fairness standard where the defendants failed to disclose information necessary for the plaintiff to "knowledgeably exercise their redemption rights"); *Voigt*, 2020 WL 614999, at *24 (finding entire fairness standard applied where the proxy statement failed to disclose the equity of a purchased asset "because it directly addressed the fairness of the [c]hallenged [t]ransaction[]" (citation omitted)).

[817] *Ravenswood Inv. Co., L.P. v. Est. of Winmill*, 2018 WL 1410860, at *13 (Del. Ch. Mar. 21, 2018) (citation omitted).

[818] *Id.* (cleaned up).

[819] *Id.* (cleaned up).

[820] *SolarCity II*, 2022 WL 1237185, at *39 (quoting *Dole*, 2015 WL 5052214, at *33).

[821] *Weinberger*, 457 A.2d at 713; *SolarCity II*, 2022 WL 1237185, at *32.

There is no absolute limit on the magnitude of a compensation grant that could be considered fair.[822] But "[p]rocess can infect price."[823] And "where the pricing terms of a transaction that is the product of an unfair process cannot be justified by reference to reliable markets or by comparison to substantial and dependable precedent transactions, the burden of persuading the court of the fairness of the terms will be exceptionally difficult."[824]

Defendants' primarily urge the court to evaluate price by comparing the terms of the exchange—what Tesla "gave" against what Tesla "got."[825] This allows Defendants to argue that the Grant was "all upside" for the Tesla stockholders, who they say risked nothing and gave "6% for $600 billion[.]"[826] There are many alternative ways to analyze price fairness.[827] And there are good reasons to reject the give/get model where no market-based evidence supports the price.[828] But because Defendants bear the burden of proving fair price, the court starts with their give/get argument.

Defendants' other affirmative arguments go as follows. They argue that a unique set of circumstances warranted an unprecedented Grant, which was "necessary . . . at this time, for this CEO, and in this form."[829] They contend that the Grant was "only upside" for the additional reason that the Grant's structure aligned Musk's interests with the stockholders. They assert that the Grant's milestones were ambitious and difficult to achieve. They maintain that the Grant is an exceptional deal when compared to private equity compensation plans. They say that the stockholder vote was an indicator of fair price. And they insist that the Grant worked by delivering to stockholders all that was promised.

Each of Defendants' fair price arguments fail. Defendants did not prove that the Grant falls within a range of fairness.

i. The Give/Get

A "get" in this context asks what terms advance a company's goals. A "give" is only reasonable if it is calibrated to further those goals. To contextualize the "give" and the "get" discussion, therefore, the court must first ask: What did Tesla want?

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[822] *See Brehm v. Eisner*, 746 A.2d 244, 263 (Del. 2000) ("the size and structure of executive compensation are inherently matters of judgment" (citation omitted)).

[823] *Reis*, 28 A.3d at 467 (citations omitted); *Bomarko, Inc. v. Int'l Telecharge Inc.*, 794 A.2d 1161, 1183 (Del. Ch. 1999) ("[T]he unfairness of the process also infects the fairness of the price."), *aff'd*, 766 A.2d 437 (Del. 2000).

[824] *Valeant*, 921 A.2d at 748−49; *see also Loral*, 2008 WL 4293781, at *22 ("When the process used involves no market check and the resulting transaction is a highly unusual one impossible to compare with confidence to other arms-length transactions, the court is left with no reasoned basis to conclude that the outcome was fair.").

[825] Defs.' Post-Trial Opening Br. at 69−70 (citing *S. Peru*, 52 A.3d at 801−02; *Dieckman v. Regency GP LP*, 2021 WL 537325, at *34−35 (Del. Ch. Feb. 15, 2021)).

[826] *Id.* at 70, 74.

[827] *See, e.g.*, *SolarCity II*, 2022 WL 1237185, at *39−48 (structuring the price analysis to follow the parties' competing price arguments).

[828] *Valeant*, 921 A.2d at 750 (observing that the price terms could not be "justified by reference to any reliable market[]" and that there was no "proof in the record of substantial comparable transactions to which the court might look to find support for the payment of bonuses").

[829] Defs.' Post-Trial Opening Br. at 78.

As set out in the June 16 Compensation Committee meeting minutes, the goals in structuring Musk's compensation plan were to "retain[]" Musk, "properly incentiviz[e]" Musk, and "[k]eep . . . Musk as the Company's fully-engaged CEO" given the "multiple other successful large companies" he manages.[830] The lawyer-curated record of the relevant Board and Compensation Committee meetings identifies these goals, in general terms, as well as the directors' desires to align Musk's interests with stockholder value.[831] These are all versions of commonly

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[830] JX-439.

[831] JX-407 (6/6/17 Board meeting minutes) ("Mr. Ehrenpreis then updated the Board on the status and near fulfillment of all performance milestones related to Mr. E. Musk's current compensation plan, and that plans were underway to design the next compensation program for Mr. E. Musk. The Board acknowledged Mr. E. Musk's extraordinary achievement of the stretch milestones it had set for him and for having increased the market capitalization of the Company by more than 10x over the last five years."); JX-439 (6/23/17 Compensation Committee meeting minutes) ("Mr. Ehrenpreis then led a Committee discussion evaluating the importance of retaining and properly incentivizing Mr. Musk. The Committee discussed how Mr. Musk had been and would likely remain a key driver of the Company's success and its prospects for growth, and that, accordingly, it would be in Tesla's interest, and in the interest of its stockholders, to structure a compensation package that would keep Mr. Musk as the Company's fully-engaged CEO. The Committee also discussed the fact that unlike most other Chief Executive Officers, Mr. Musk manages multiple successful large companies. The Committee discussed the importance of keeping Mr. Musk focused and deeply involved in the Company's business, and the corresponding need to formulate a compensation package that would best ensure that Mr. Musk focuses his innovation, strategy and leadership on the Company and its mission."); JX-509 (7/7/17 Compensation Committee meeting minutes) ("The Committee determined that one important theme for any compensation plan was to ensure that it created adequate structural incentives to focus on the long term growth and success of the Company and the creation of shareholder value as opposed to simply short-term increases in stock price, while at the same time properly balancing risks and rewards for the Company, its shareholders and Mr. Musk. With these principles in view, the Committee again deliberated the pros and cons of various structures, and various Committee members continued to express their views that the 2012 Compensation Plan had worked extremely well for the Company, its stockholders and in incentivizing Mr. Musk to spend the bulk of his time on the Company and create enormous value for the Company. In light of these factors, Committee members expressed their views that there could be significant benefits from creating a similarly structured program for Mr. Musk's next compensation plan, including providing strong shareholder alignment, while also recognizing the changed nature and size of the Company since the 2012 Plan was implemented. The Committee further recognized Mr. Musk's unique drive for major accomplishments and the desire and need to motivate him with significant goals and milestones. The Committee recognized and expressed its desire to properly balance the motivation of stretch goals for Mr. Musk against any de-motivating factors created by seemingly impractical, unrealistic or unachievable goals. The Committee then discussed with Compensia and Radford the valuation and accounting considerations for a potential equity grant. Questions were asked and full discussion ensued."); JX-571 (8/1/17 Compensation Committee meeting minutes) ("The Committee discussed the overall size of the new program and how it should reflect Mr. Musk's qualities and motivations. They also discussed the need for stretch goals and a long term outlook heavily focused on the creation of significant shareholder value. The Committee discussed an overall framework of a plan that could last 10-15 years, while also noting the pace at which Mr. Musk achieved the ambitious goals set forth in the 2012 Compensation Program (including leading the Company during a period in which the market cap of the company grew over 10x in five years). As part of this discussion, the Committee considered whether it was appropriate to consider new and/or alternative metrics for milestones in light of the Company's increased size and focus, or whether the ultimate focus should be on the growth of the Company and the creation of significant shareholder value. The Committee further discussed the setting of major milestones and the importance of balancing the creation .of aggressive incentives for Mr. Musk while not disincentivizing him with seemingly impracticable or achievable goals. The Committee also discussed the appropriateness of large stretch goals and a structure in which Mr. Musk would receive zero compensation unless he achieved an incredibly significant milestone and created significant shareholder value, and how this type of structure had served shareholders and the Company so effectively in the 2012 Compensation Program. The Committee acknowledged that if Mr. Musk agreed to accept the significant risk in such a structure, the reward would have to be likewise significant, but yet fair to the Company and optimal for the shareholders given the milestones that would be achieved and the value created. The Committee discussed the milestones and various metrics that could be used to measure performance. The members of the Committee expressed a preference for simplicity and their desire to fully align the performance metrics to, ultimately, the creation of shareholder value.");

cited and accepted goals of equity-based compensation plans. Here, however, the words seem like empty phrases. One obvious reason to question these statements is that the Board said that it wished to retain Musk as the "fully engaged *CEO*," yet the Leadership Requirement allowed Musk to step down to the role of "Chief Product Officer."

There is a more fundamental issue. Professor Charles Elson submitted an *amicus* brief in this action persuasively arguing that "[e]quity compensation for corporate executives was designed to solve a specific problem at a specific time in American corporate history."[832] To summarize that lesson in broad strokes, the first half of the 1900s witnessed a transition from "era of the 'robber barons'" to the era of the Berle-Means corporation, where corporations were run by "professional managers with little skin in the game."[833] The theory behind equity-linked compensation plans was that "[b]road-based equity ownership throughout the organization by management, directors, and employees" is "the most effective motivation for continuous vigilance throughout the organization."[834] For that reason and due to changes in federal tax law, by the 1980s, "pressure built on companies to . . . strengthen the link between pay and performance."[835] Corporations began "using much more equity-based compensation."[836]

JX-631 (9/19/17 Board meeting minutes) ("Various topics were discussed, including the success of the previous 2012 CEO Compensation Program and how motivating it as for Mr. Musk; Mr. Musk's ambitions for the Company and its potential to be one of the most valuable companies in the world; Mr. Musk's passion and dedication to the Company and its mission; the directors' views of Mr. Musk's incentives; and Mr. Musk's other commitments and potential competing interests. The directors expressed their desire to significantly align Mr. Musk's compensation with shareholder interests; to focus on long term creation of value; and to balance risk and reward for all stakeholders. A full discussion ensued. During this discussion, the Board recognized, among other things, the challenges of the CEO role and Mr. Musk's value to the Company, its products and businesses, and its culture of innovation. In particular, the Board recognized Mr. Musk's ability to execute in the face of significant challenges. The Board further discussed Mr. Musk's motivations and how the CEO Compensation Program might best serve the Company and its shareholders, while properly incentivizing Mr. Musk's ambitions for the Company."); JX-729 (12/12/17 special Board meeting minutes) (stating that the "program was characterized by the . . . full alignment of CEO gains with the creation of shareholder value" and that "[t]he Board acknowledged this alignment as one of their primary focuses and discussed their understanding that this full shareholder alignment was Mr. Musk's desire as well"); JX-791 (1/21/18 Board meeting minutes) (stating that "the Board concluded that the proposed CEO Performance Award created very close alignment with shareholder interests that had the potential to powerfully incentivize Mr. Musk, and created the greatest likelihood to propel the Company through its next stages of growth").

[832] Elson Amicus Br. at 4.

[833] *Id.* at 4 (citing Amy Deen Westbrook & David A. Westbrook, *Unicorns, Guardians, and the Concentration of the U.S. Equity Markets*, 96 Neb. L. Rev. 688, 693–94 (2018)).

[834] *Id.* at 7 (quoting *Report Of The NACD Best Practices Council: Coping With Fraud And Other Illegal Activity* 16 (1998)).

[835] *Id.* at 6 (quoting Brian R. Cheffins, *Delaware and the Transformation of Corporate Governance*, 40 Del. J. Corp. L. 1, 14 (2015)); *see also* John C. Coffee, Jr., *What Caused Enron? A Capsule Social and Economic History of the 1990s*, 89 Cornell L. Rev. 269, 273–75 (2004) (discussing the trend toward equity-based compensation).

[836] Elson Amicus Br. at 6 (quoting Cheffins, *Delaware and the Transformation of Corporate Governance*, 40 Del. J. Corp. L. at 14).

Equity-based compensation continues to be a powerful way to reduce agency costs and align the interests of management with those of the stockholders,[837] as Delaware law recognizes.[838] But where an executive has a sizeable pre-existing equity stake, there is a good argument that the executive's interests are already aligned with those of the stockholders. There are many examples of visionaries with large pre-existing equity holdings foregoing compensation entirely: Zuckerberg, Bezos, Gates, and others so familiar to the world that no first names are required.[839] In each instance, the CEO's board recognized that the executive's preexisting ownership stake provided sufficient incentive to grow the companies that they had built.[840]

So why not here? Why did Tesla have to "give" anything in these circumstances? Musk owned 21.9% of Tesla at the time of the Grant.[841] If the goals were retention, engagement, and alignment, then Musk's pre-existing equity stake provided a powerful incentive for Musk to stay and grow Tesla's market capitalization. After all, he stood to benefit by over $10 billion for every $50 billion increase. His equity stake was also a powerful incentive to avoid allowing Tesla to fall in what Musk might consider to be incapable hands.[842] Moreover, Musk was not going

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[837] *See generally id.* at 7–8; *but see* Coffee, *What Caused Enron? A Capsule Social and Economic History of the 1990s*, 89 Cornell L. Rev. at 278–79 (cautioning that equity- based compensation can create perverse incentives when deployed without restrictions such as hold periods).

[838] *See, e.g.*, *Chen*, 87 A.3d at 670–71 (observing that owning material amounts of stock "aligns [fiduciaries'] interests with other stockholders by giving them a 'motivation to seek the highest price' and the 'personal incentive as stockholders to think about the trade off between selling now and the risks of not doing so'" (quoting *In re Dollar Thrifty S'holder Litig.*, 14 A.3d 573, 600 (Del. Ch. 2010))); *Orman v. Cullman*, 794 A.2d 5, 27 n.56 (Del. Ch. 2002) ("A director who is also a shareholder of his corporation is more likely to have interests that are aligned with the other shareholders of that corporation as it is in his best interest, as a shareholder, to negotiate a transaction that will result in the largest return for all shareholders."); *In re Mobile Commc'ns Corp. of Am., Inc. Consol. Litig.*, 1991 WL 1392, at *9 (Del. Ch. Jan. 7, 1991) (observing that directors' equity ownership created "powerful economic (and psychological) incentives to get the best available deal"), *aff'd*, 608 A.2d 729 (Del. 1992) (TABLE).

[839] Elson Amicus Br. at 1–4; *see also* Dunn Dep. Tr at 138:17–139:10 ("There are people, you know, like Jeff Bezos, for example, who doesn't take any compensation including no equity compensation. The only thing that shows up in his proxy is like his security expense. . . . Warren Buffett, I think his salary is $100,000. That what he takes in compensation, because he owns such a significant portion of the shares."); Dunn Opening Expert Report at 114–15 (showing how much more Musk's compensation for 2018 would be compared to similar high-profile executives for 2018 (Bezos, $1.6 million) (Pessina (Walgreens) $12.7 million) (Buffett, $390 thousand) (Zuckerberg, $22 million) (Musk, $2.3 billion) (numbers are approximate)). The three-year average compensation (from 2016–2018) paid to Musk (assuming the much lower $ 2.3 billion valuation of the 2018 Grant) is "over 110x what was paid to the median of the group" Dunn analyzed (approximately $6.8 million (others) to $761.4 million (Musk)). *Id.*

[840] *See generally* Elson Amicus Br. at 3 (citing 10/4/06 Microsoft Schedule 14A Proxy at 14 ("Messrs. Gates and Ballmer do not receive equity-based pay from the Company because they already own a significant amount of Company stock."); 4/29/16 Alphabet Schedule 14A Proxy at 30 ("Larry and Sergey have voluntarily elected to only receive nominal cash compensation. As significant stockholders, a large portion of their personal wealth is tied directly to Alphabet's stock price performance, which provides direct alignment with stockholder interests."); 4/14/22 Amazon Schedule 14A Proxy at 92 ("Due to Mr. Bezos's substantial stock ownership, he believes he is appropriately incentivized and his interests are appropriately aligned with shareholders' interests. Accordingly, Mr. Bezos has never received any stock-based compensation from Amazon."); 4/12/19 Facebook Schedule 14A Proxy at 28 ("Mr. Zuckerberg did not receive any additional equity awards . . . because our compensation & governance committee believed that his existing equity ownership position sufficiently aligns his interests with those of our stockholders.")).

[841] PTO ¶ 64.

[842] Trial Tr. at 1421:9–13 (Buss) ("Q. Shifting gears, during your board tenure, the Tesla board had no formal documented succession plan to replace Mr. Musk; correct? A. Formally documented, no. We had various discussions. But correct, nothing documented."); *id.* at 857:9–858:10 (Murdoch) (confirming Musk had not identified a successor until the months after his 2021 deposition).

anywhere. He stated publicly at the outset of the process and repeated throughout this litigation that he was a lifer who intended to stay at Tesla for the remainder of his days (or until he becomes "too crazy"), with or without the Grant.[843]

The principal defect with Defendants' give/get argument (indeed, their fair price argument as a whole) is that it does not address the $55.8 billion question: Given Musk's pre-existing equity stake, was the Grant within the range of reasonable approaches to achieve the Board's purported goals? Or, at a minimum, could the Board have accomplished its goals with less, and would Musk have taken it?

Defendants' primary response is to reduce the issue to a straw man, stating that "Plaintiff's allegations boil down to the position that Musk should be happy to work *for free*."[844] They make a similar point elsewhere, stating that if Musk "fell short of achieving some or all of the [Grant's] milestones, the stockholders retained the benefit of any increase in Tesla's stock price, while Musk *risked receiving nothing*."[845] For free? Receive nothing? Defendants' arguments ignore the obvious: Musk stood to gain considerably from achieving the Grant's market capitalization milestones (over $10 billion for each $50 billion increase in market capitalization).

Defendants also neglect the magnitude of the give in their give/get argument. The Grant was, by Compensia's reckoning, the "larg[est] compensation opportunity to [a] CEO that [they] have seen."[846] Even other "highly leveraged plan designs with very aggressive performance requirements" did not compare to the Grant.[847] The Grant was more than 30x greater than its nearest comparable plan, and that was Musk's 2012 Grant.[848] ISS noted that the Grant was 250x greater than the median peer 2017 CEO compensation.[849] The incredible size of the biggest compensation plan ever—an unfathomable sum—seems to have been calibrated to help Musk achieve what he believed would make "a good future for humanity."[850]

A good future for humanity is a really good thing. Some might question whether colonizing Mars is the logical next step. But, in all events, that "get" had no relation to Tesla's goals with the compensation plan. Considering this glaring defect in Defendants' give/get argument, it does not support a finding of fair price.

ii.   The Unique Circumstances And CEO

Defendants next argue that the Grant was suited for "this time" and "this CEO."[851] To support that argument, they advance the following factual narrative. Tesla was setting an ambitious course—to become "one of the most valuable companies in the world"[852] and "accomplish[] Tesla's mission of accelerating the world's transition to sustainable energy."[853] Tesla's ambitious goals forced it to the point of an existential crisis in 2017, and Musk was critical to Tesla's future.[854] Musk was on the verge of walking away and was distracted by his other ventures.

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[843] *See e.g.,* JX-390 at 20–21.

[844] Dkt. 227 ("Defs.' Pre-Trial Br.") at 43 (emphasis added).

[845] Defs.' Post-Trial Opening Br. at 70 (emphasis added).

[846] JX-440 at 106.

[847] *Id.* at 14.

[848] PDX-2 at 5.

[849] JX-916.

[850] JX-664 at 1. It is questionable as to whether the Grant would even make a dent in that goal, given that Musk testified that his space odyssey would cost trillions. Musk Dep. Tr. at 115:24–117 (Musk discussing his goals and stating that SpaceX's goals would require the help of "other companies and governments").

[851] Defs.' Post-Trial Opening Br. at 78.

[852] JX-878 at 3 (2/8/18 Schedule 14A Proxy Statement).

[853] *Id.*

[854] Trial Tr. at 1251:4–23 (Murphy).

Musk required an "added incentive" to stay "at the helm," and he is uniquely motivated by highly ambitious goals.[855] As Gracias explained, the Board looked to fashion milestones that would give Musk the "dopamine hits" he needed.[856]

There is no doubt that "this time" was precarious at Tesla, that the Board viewed "this CEO" as critical to Tesla's success, that Musk is a unique person who has been singularly instrumental to Tesla, and that Musk is genuinely motivated by highly ambitious goals. But there are reasons to question other aspects of Defendants' factual narrative. For example, if transformative growth is the goal, then why set milestones at the time of the Grant that were 70% likely to be achieved? Even assuming that the 70% figure was a conservative accounting metric, it casts some doubt on the "stretch" nature of the early milestones. Further, how can one conclude that Musk was on the verge of walking away from a leadership role at Tesla when Musk made it clear that he "would not quit Tesla," is "heavily invested in Tesla, both financially and emotionally, and views Tesla as part of his family[?]"[857]

Defendants also argue that Musk needed additional incentives to stay on at Tesla or he would spend more time at SpaceX, where he could fulfill his galactic ambitions to establish interplanetary travel, colonize Mars, and potentially earn more money in the meantime.[858] That argument begs another question: if encouraging Musk to prioritize Tesla over his other ventures was so important, why not place guardrails on how much time or energy Musk had to put into Tesla?

Even assuming the truth of all of Defendants' points, they do not add up. There is simply no evidence that the "added incentive" provided by a Grant of *this* magnitude was necessary, much less fair. This unique circumstance and this unique CEO do not support a finding of fair price.

iii. The "Only Upside" Argument

Defendants "only upside" argument relies on the Grant's structure, which they say ensured that Musk drove meaningful and sustained growth in four ways.

First, Defendants argue that pairing market capitalization milestones with operational milestones provided "safety in the structure."[859] The market capitalization milestones operated as the "primary goals," while the operational goals functioned as "support for those [market capitalization] goals."[860] Brown testified: "There's a high level of performance required to earn one of these. So then, if it was possible to drive that kind of growth on a solid operational basis and earn more than one of them in a year, that seemed like a win for . . . shareholders."[861] But of the two operational metrics, the revenue milestones were not dependent on profitability. As Compensia acknowledged, this aspect of the Grant "ignores profitability."[862] ISS noted that "up to eight tranches (three-quarters of the award, or nearly $2 billion in value) may vest based on market capitalization and revenue goals, even if earnings do not clear the EBITDA performance hurdles."[863] Thus, Musk could still receive billions under the Grant without Tesla experiencing the fundamental growth that the Grant was intended to incentivize.[864]

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[855] *Id.* at 1251:17–22 (Murphy); *id.* at 730:21–731:7 (Gracias).

[856] *Id.* at 728:23–729:13 (Gracias).

[857] JX-831 at 13–14; *see also* Trial Tr. at 644:11–15 (Musk) (affirming that as of early 2018, he was heavily invested in Tesla both financially and emotionally and viewed Tesla as part of his family); *id.* at 76:7–15 (Ehrenpreis) (confirming Musk affirmed his love for Tesla during the first discussion regarding a new grant); *id.* at 785:1–7 (Gracias) (testifying that Musk views Tesla as one of the most important things in his life).

[858] Defs.' Post-Trial Opening Br. at 15–16; Murphy Opening Rep., at 50–51; Defs.' Post-Trial Opening Suppl. Br. at 23 (suggesting that Musk, without the Grant, could work at SpaceX and keep his Tesla shares as a "passive investment").

[859] Defs.' Post-Trial Opening Br. at 75.

[860] Trial Tr. at 1439:7–18 (Brown).

[861] *Id.*

[862] JX-530 at 5 (7/17/17 Working Group discussion document).

[863] JX-987 at 6 (3/21/18 ISS proxy analysis & benchmark policy voting recommendations).

[864] Dunn Opening Expert Rep. at 56.

Second, Defendants argue the Grant's trailing average requirements for the market capitalization milestones—and the four-consecutive-quarter requirement for the operational milestones—are stockholder-friendly.[865] The Board apparently "put in both the six-month trailing average and the 30-day trailing average to ensure that when the market capitalization would potentially increase to one of these milestones, it would stay there for a requisite period of time that it actually seemed fair to award the milestone to Elon."[866] Similarly, the operational milestones required sustained performance for four consecutive quarters.[867] Although those timing requirements do provide stockholders with protection, that protection is limited, because the Grant lacks any protection for lost value when the Company's performance falls below previously met thresholds.

Third, Defendants argue that the M&A Adjustment—which applied to both the market capitalization and operational milestones—prevented Musk from "gam[ing]" any of the milestones.[868] Maron explained that the adjustments "ensure that if Elon was going to benefit from this plan, that it was because he had led the Company to organic value creation, not just buying another big company and having that add significantly to the market capitalization of Tesla."[869] The adjustments would be triggered not only by stock deals, but also by cash deals, a term that Compensia "hadn't put in . . . other plans before."[870] But an M&A adjustment is standard in executive compensation,[871] and Musk acknowledged that Tesla would not "be making any big acquisitions," limiting the utility of this provision.[872]

Fourth, Defendants argue that the Five-Year Hold Period served stockholder interests.[873] Defendants state that "[w]hile every other stockholder could have cashed in during the nearly 400 trading days that Tesla's market capitalization was over $650 billion,[874] Musk was unable to sell a single share of the compensation he earned under the 2018 [Grant]."[875] This is true.[876] But it ignores that there was no limit to Musk's ability to sell any of the millions of Tesla shares he already owned.

Certainly, the structural provisions on which Defendants rely have value. But that value is limited as to each provision. Given the other defects in the Grant, these provisions do not individually or in the aggregate lead to a finding of fair price.

iv. The Ambitious Milestones

Defendants argue that the Grant price was fair because its milestones were ambitious and difficult to achieve. The defense witnesses all testified in harmony that the milestones were "audacious" and "extraordinarily ambitious."[877] Defendants concede that three operational milestones aligned with internal projections but note that the Company routinely missed projections.[878]

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[865] Defs.' Post-Trial Opening Br. at 75 (citing Trial Tr. at 1274:23–1276:9 (Murphy)).

[866] Trial Tr. at 264:16–21 (Maron).

[867] JX-878 at 15 (2/8/18 Schedule 14A Proxy Statement).

[868] JX-784 at 1–2 (1/17/18 emails between Maron and Musk).

[869] Trial Tr. at 265:8–13 (Maron).

[870] *Id.* at 1465:11–19 (Brown).

[871] *Id.* at 1010:20–24 (Dunn).

[872] JX-784 at 2.

[873] Defs.' Post-Trial Opening Br. at 76–77.

[874] *Id.* at 77 (citing JX-1510 at 1).

[875] *Id.*

[876] Trial Tr. at 255:6–13 (Maron) (discussing holding periods and the "lock" on Musk); *id.* at 63:20–64:1 (Ehrenpreis) (stating the Board "negotiated an agreement that [Musk] would hold for five years after both the achievement and vesting and exercise of the options").

[877] Defs.' Post-Trial Opening Br. at 85.

[878] Defs.' Post-Trial Answering Br. at 67–68.

It is hard to square Defendants' coordinated trial testimony concerning Tesla's internal projections with the contemporaneous evidence.[879] The Board deemed some of the milestones 70% likely to be achieved soon after the Grant was approved.[880] This assessment was made under a conservative accounting metric, but there are other indications that Tesla viewed its projections as reliable. They were developed in the ordinary course, approved by Musk and the Board, regularly updated, shared with investment banks and ratings agencies, and used by the Board to run Tesla.[881] Several Tesla executives affirmed their quality, accuracy, and reliability.[882] Plus, Tesla hit the first three milestones, consistent with its projections, by September 30, 2020.[883]

Defendants bore the burden of proving fair price. Given the conflicting testimony concerning the projections, Defendants failed to prove the factual predicate for their argument that all the milestones were "ambitious" and difficult to achieve. This argument does not support a finding of fair price.

v. The Private-Equity Analogy

Defendants argue that the Grant price is fair by comparing the Grant to compensation structures common in the portfolio companies backed by venture capital and private equity funds, where CEOs often receive a percentage of the equity. That argument has one obvious problem: Tesla is not a privately held portfolio company.

Defendants offer no theoretical justification for comparing the Grant to venture capital or private equity compensation structures when Tesla is not a venture capital or private equity backed entity. This was something Defendants came up with for trial. During the negotiations, neither Defendants nor their experts benchmarked the Grant to venture capital compensation. They never considered an analogy to a venture capital or private equity investment. That is because Tesla was a publicly traded corporation with a market capitalization of $53 billion, tens of thousands of stockholders, and a CEO who already owned 21.9% of Tesla's equity.

Examined on its own terms, Defendants' private-equity analogy relies on valuing the Grant as a percentage of Tesla's fully diluted shares. Defendants peg that percentage at 6.4%, but there is no evidence that Musk, the Board, the Compensation Committee, or its advisors ever considered this figure during the

process. Defendants take the 6.4% figure from the Proxy, which based the figure on "illustrat[ive]" dilution assumptions.[884]

Focusing on the 6.4% figure alone, Defendants' financial expert testified that "something like 6 to 10 percent [equity] for a new CEO would be totally normal" in VC- and private-equity-backed companies.[885] Gracias testified that an equity stake of around 6% for a CEO would be considered "on the low end."[886] Defendants describe the Grant

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[879] *See, e.g.*, *BCIM Strategic Value Master Fund, LP v. HFF Inc.,* 2022 WL 304840, at *2 (Del. Ch. Feb. 2, 2022) ("The witness testimony often conflicted with the contemporaneous record. In resolving factual disputes, this decision generally has given greater weight to the contemporaneous documents.").

[880] JX-1028 at 15 (4/27/18 Audit Committee Agenda); JX-1023 at 6 (4/27/18 Significant Accounting Matters for 2018 Q1 Audit Committee).

[881] *See e.g., id.* at 353:6–355:15 (Ahuja) (projections were "accurate and truthful"); *id.* at 466:14–469:24 (Ahuja) (noting the projections were shared with outside rating agencies).

[882] *See e.g., id.* at 391:16–23 (Maron) ("Tesla would do its . . . earnest best to . . . provide quality information" to the rating agencies).

[883] PTO ¶¶ 265–71.

[884] JX-878 at 24 (2/8/18 Schedule 14A Proxy Statement). It represents one of many possible scenarios for what Musk could receive on a fully diluted basis if the Grant fully vests and all five of the assumptions listed in the Proxy hold. For example, for Musk to achieve a mere 6% under the Grant, "the 527,491 shares of common stock subject to the tenth and final tranche of the 2012 [Grant]" would need to "become fully vested, outstanding and held by Musk." *Id.* But the tenth tranche of the 2012 Grant never vested. PTO ¶¶ 209–10.

[885] Trial Tr. at 1112:2–24 (Gompers).

[886] *Id.* at 735:11–736:2 (Gracias).

as riskier than VC compensation, because it was "100 percent risk-free" for Tesla and its stockholders,[887] but Musk would get "nothing if we hadn't doubled the market cap."[888] Referring to his portfolio companies, Gracias put it bluntly: "I don't have a CEO who would sign up for that."[889] Gracias's testimony, however, was simply not credible. Based on Tesla's April 25, 2022 market capitalization of just over $900 billion,[890] 6% of Tesla would be worth $54 billion, just under the maximum value disclosed in the Proxy.[891] Any number of CEOs would sign up for that. And many VC startups offer CEOs the prospect of great riches or nothing at all.

Even if the comparison holds, Musk already is earning more than the 20% a hedge fund would earn as a typical carried interest. So, while Musk is not receiving a base salary, he is already receiving more (incentive-wise) than a fund who would manage Tesla's assets. And given that Musk does not need a base salary to keep his pretend hedge fund afloat, it would not be necessary.

Regardless, there are other ways to value the Grant, such as its maximum value and its grant date fair value. The Board and stockholders were told that, if Musk achieved all 12 tranches of the Grant, he would receive a maximum value of $55.8 billion.[892] As disclosed to the Board and stockholders, the grant date fair value was $2,615,190,052.[893] By this measure, it was a massive award—an internal ISS email described it as "about 250 times the peer median."[894] Brown, Ehrenpreis, and Denholm all acknowledged that the award was exceptionally large, with Ehrenpreis agreeing it was "entirely without precedent."[895] Plaintiff's expert noted that the Grant was 33x larger than Musk's 2012 Grant's $78M grant date fair value.[896] By the most conservative comparison that Plaintiff's expert could conceivably devise, the Grant's grant date fair value was 11.7x larger than the median peer group.[897] Indeed, the Grant entitled Musk to *billions* even if Tesla significantly *underperformed* its historical results.[898] Just as they did during the negotiation process, Defendants ignored these figures.

Defendants' portfolio-company analogy misses the mark in multiple ways. It does not support a finding of fair price.

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[887] *Id.* at 1395:19–1398:3 (Buss).

[888] *Id.* at 736:24–737:11 (Gracias).

[889] *Id.* at 736:24–737:4 (Gracias).

[890] PTO ¶ 71.

[891] JX-878 at 18 (2/8/18 Schedule 14A Proxy Statement).

[892] *Id.* at 24.

[893] JX-792 at 7; JX-878 at 34.

[894] JX-916.

[895] Trial Tr. at 130:22–131:7 (Ehrenpreis); *id.* at 360:20–361:12 (Denholm); *id.* at 1480:9–14 (Brown).

[896] Dunn Opening Expert Rep. at 103; Dkt. 291 ("Pl.'s Demonstrative 2"), at 9 (showing the magnitude of the comparison); Trial Tr. 994:7–13 (noting the comparison between the two grants).

[897] Trial Tr. at 992:2–7 (Dunn); Pl.'s Demonstrative 2 at 6, 7. Dunn's most aggressive estimation reflected that the Grant was 544.8x greater than the median peer group. Pl.'s Demonstrative 2 at 6, 8.

[898] Gompers Dep. Tr. at 302:10–303:19.

vi. The Stockholder Vote

Defendants argue that disinterested stockholder approval is "compelling evidence" that the price was fair.[899] The stockholder vote is one component of the fair price analysis, but whether the vote represents a form of market evidence that can support a certain price depends on the sufficiency of the disclosure. Generally, a stockholder vote is only "compelling evidence" of fairness absent a disclosure violation.[900] The Delaware Supreme Court in *Weinberger* held that an uninformed stockholder vote is totally "meaningless."[901] Under *Weinberger*, therefore, the stockholder vote is a meaningless indicator as to fair price. In *SolarCity III*, the high court took a more nuanced approach, affording a stockholder vote some weight despite a deficient proxy statement where the key issue was SolarCity's value. The high court noted that there was significant public information available concerning that issue, "SolarCity traded in an efficient market," and a strong independent fiduciary positively affected the process.[902] Defendants did not establish those facts here.[903]

Because the stockholder vote was not fully informed, it does not support a finding of fair price.

vii. The Hindsight Defense

Defendants finally argue from hindsight. They claim the Grant was fair because it worked: "Tesla thrived *because of* the 2018 Plan."[904] With this argument, Defendants ask the court to infer a direct causal relationship between the Grant and Tesla's subsequent performance. But Defendants failed to prove that Musk's less-than-full time efforts for Tesla were solely or directly responsible for Tesla's recent growth, or that the Grant was solely or directly responsible for Musk's efforts. This last argument is empty rhetoric, not evidence of fair price.

D. Rescission Is A Reasonable And Appropriate Remedy.

As a remedy, Plaintiff only seeks recission.[905] Plaintiff's lead argument is that the court must rescind the Grant due to the disclosure defects because the Board conditioned the Grant on stockholder approval.[906] Plaintiff also argues that the court has discretion to order rescission as a remedy for fiduciary breaches.[907] Plaintiff further argues that, "at minimum," the court should rescind the options for the first three tranches given lack of disclosure regarding the probability of achievement.[908]

Plaintiff's first argument does not work. It would create an overly rigid rule that runs contrary to the Delaware Supreme Court's holding in *Weinberger*. But Plaintiff's second argument prevails, so the court need not reach Plaintiff's third argument. The court orders rescission of the Grant as a remedy for Defendants' fiduciary breaches.

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[899] Defs.' Post-Trial Opening Suppl. Br. at 21 (citing *ACP Master, Ltd. v. Sprint Corp.*, 2017 WL 3421142, at *29 (Del. Ch. Aug. 8, 2017)).

[900] *ACP*, 2017 WL 3421142, at *29; *cf. Kahn v. Lynch Commc'ns Sys., Inc.*, 669 A.2d 79, 89 (Del. 1995) (holding that a finding of adequate disclosure in a parent-subsidiary merger was persuasive evidence of entire fairness, because "although the merger was not conditioned on a majority of the minority vote . . . more than 94 percent of the shares were tendered in response to [the] offer"); *Cinerama II*, 663 A.2d at 1176 (considering the stockholder vote as persuasive evidence of fair price where "the directors had complied with the disclosure duty").

[901] *Weinberger,* 457 A.2d at 712.

[902] *SolarCity III*, 298 A.3d at 728–29.

[903] *See also ACP*, 2017 WL 3421142, at *23 (holding that, where information was not expected nor asked for by a committee, that information was not required to be disclosed because there was not an unfair disparity between the market and the decision-makers).

[904] Defs.' Post-Trial Opening Br. at 52 (emphasis added).

[905] Plaintiff sought alternative remedies but has abandoned those requests. Pl.'s Post-Trial Opening Br. at 104–06.

[906] The court referred to this as Plaintiff's "kill shot" theory, which was a reference to the racquet term meaning an unreturnable volley that ends a match, not the Eminem song.

[907] Pl.'s Post-Trial Opening Br. at 105.

[908] *Id.* at 105–06.

1. The Automatic-Invalidation Argument Fails.

In their lead argument, Plaintiff argues that because Tesla conditioned the Grant on stockholder approval,[909] "a single material disclosure failure invalidates" the Grant.[910] Plaintiff says that because stockholder approval was secured by a materially misleading Proxy, the Grant is void, and rescission must follow automatically.

There is appeal in the simplicity of Plaintiff's approach, but it is not quite right. The consequence of an uninformed stockholder vote depends in part on whether that vote was required or voluntary.[911] The DGCL requires stockholder approval of certain transactions—a merger, sale of assets, or charter amendment, for example.[912] For transactions that require stockholder approval, there are strong arguments that a material disclosure deficiency "warrant[s] an injunction against, or rescission of, the transaction."[913]

But even when a Delaware statute requires a vote, this court does not necessarily void the transaction when that vote was uninformed.[914] In *Weinberger*, the Delaware Supreme Court made that plain by correcting a misunderstanding that it believed had arisen regarding the importance of its ruling in *Vickers*. That earlier decision held that rescission was the preferred remedy for a transaction tainted by disclosure violations and that rescissory damages—the monetary equivalent of rescission—could substitute where rescission was not feasible.[915] The *Weinberger* decision stressed that rescissory damages were not the exclusive remedy for a disclosure violation.[916] By the same logic, rescission need not follow automatically either.

That is especially true for transactions where the DGCL does not require a stockholder vote. A corporation may seek stockholder approval for those transactions, and the vote is "voluntary" in this sense.[917] When voluntarily seeking stockholder approval, the failure to disclose material information "will eliminate any effect that a favorable stockholder vote otherwise might have for the validity of the transaction or for the applicable standard of review."[918] For example, the failure to disclose material information will render *Corwin* cleansing and burden shifting unavailable.[919] The failure to disclose material information might also support an independent claim and remedies for breach of the duty of disclosure,[920] but the court has discretion when fashioning a remedy in that context as well. The failure to disclose material information for voluntary stockholder votes, however, does not automatically invalidate the transaction.

---

[909] JX-791 at 4 (Board resolution approving the Grant) (stating that the Grant was effective "subject to the Requisite Stockholder Approval" and that if the Grant "fail[ed] to receive the affirmative vote" of a majority of non-Musk shares, it would be "forfeited and cancelled").

[910] Pl.'s Post-Trial Opening Br. at 1–11.

[911] *See generally In re Wayport, Inc. Litig.*, 76 A.3d 296, 314 (Del. Ch. 2013).

[912] 8 *Del. C.* §§ 241, 242, 271, 251(c).

[913] *Wayport*, 76 A.3d at 314–15; *Gantler*, 965 A.2d at 713.

[914] *See SolarCity III*, 298 A.3d at 729; *Arnold v. Soc'y for Sav. Bancorp, Inc.*, 678 A.2d 533, 537 (Del. 1996) (holding that "the argument that the disclosure violation renders the statutory merger void must fail"); *see also* 13 Am. Jur. 2d *Cancellation of Instruments* § 4 ("Cancellation or rescission as an equitable remedy is not available as a matter of right. Rather, relief by way of cancellation is a matter within the court's discretion and is granted or withheld according to what is reasonable and proper under the circumstances of each case.").

[915] *See Vickers*, 429 A.2d at 501.

[916] *Weinberger*, 457 A.2d at 704 (overruling *Vickers* "to the extent that it purports to limit a stockholder's monetary relief to a specific damage formula").

[917] *Wayport*, 76 A.3d at 314 (citing *Gantler*, 965 A.2d at 713).

[918] *Id.*

[919] *See, e.g.*, *van der Fluit*, 2017 WL 5953514, at *8 n.115 ("[O]ne violation is sufficient to prevent application of *Corwin*.").

[920] *See, e.g., Weinberger,* 457 A.2d at 703; *In re Mindbody, Inc., S'holder Litig.*, 2023 WL 7704774, at *10–11 (Del. Ch. Nov. 15, 2023) (awarding *Weinberger* damages); *In re Columbia Pipeline Gp., Merger Litig.*, 299 A.3d 393, 494–500 (Del. Ch. 2023) (same).

The stockholder vote on the Grant was not required by the DGCL.[921] The Proxy deficiencies defeated Defendants' effort to shift the burden under the entire fairness standard to Plaintiff, but the uninformed vote does not automatically invalidate the Grant.

Plaintiff responds that although a stockholder vote was not required by the DGCL, the Board elevated the vote to a requirement by conditioning the Grant on a favorable vote. That does not change the outcome, because the court has the discretion to determine a remedy for corporate transactions where a vote is required. The same is true for a transaction that is conditioned on a vote.

2. Rescission Is Warranted.

Although rescission does not automatically flow from the disclosure deficiencies, it is nevertheless an available and appropriate remedy.

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[921] In this case, the stockholder vote was required by NASDAQ Rules. NASDAQ R. 5635(c) ("Shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended"). Plaintiff argues that the NASDAQ requirement renders the vote "legally required" and thus mandates recission for transactions approved by a materially deficient vote. Pl.'s Post-Trial Suppl. Answering Br. at 8. Effectively, Plaintiff urges this court to serve as NASDAQ enforcement agent, which would run contrary to multiple strains of Delaware law. *See Teamsters Union 25 Health Servs. & Ins. Plan v. Baiera*, 119 A.3d 44, 70 (Del. Ch. 2015) (holding that stockholder plaintiff had no standing to prosecute a violation of the NYSE Rules); *In re Aquila Inc. S'holders Litig.* 805 A.2d 184, 192 n.11 (Del. Ch. 2002) (noting that plaintiffs conceded they had "no standing directly to bring an action to enforce the NYSE rules or to seek sanctions for any alleged violation thereof"); *see also Mill Bridge V, Inc. v. Benton*, 2009 WL 4639641, *12 (E.D. Pa. Dec. 3, 2009) ("courts in [the Third Circuit] have 'unanimously refused to recognize any private right of action for violation of a stock exchange rule" (quoting *In re Farmers Gp. Stock Options Litig.*, 1989 WL 73245, at *3 (E.D. Pa. July 5, 1989))). Given the complexities of this issue in an otherwise complex case, the court does not reach it. And the court need not do so because, ultimately, Plaintiff is getting what he asks for—recission.

The remedy of rescission "restore[s] the parties substantially to the position which they occupied before making the contract."[922] "Rescission 'is not given for every serious mistake and it is neither given nor withheld automatically, but is awarded as a matter of judgment.'"[923] The court has broad discretion to award recission where the facts and circumstances warrant.[924] This court has awarded rescission as a remedy for breach of fiduciary duty,[925] particularly in the context of self-dealing transactions.[926] Indeed, as discussed above, the Delaware Supreme Court referred to recission as "the preferrable remedy" in *Vickers* for breach of fiduciary duty where one party has misled another.[927]

To be entitled to equitable rescission, a plaintiff must demonstrate that rescission is both "reasonable and appropriate" under the circumstances.[928] This includes showing that it is possible for "all parties to the transaction [to] be restored to the *status quo ante, i.e.*, to the position they occupied before the challenged transaction."[929]

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[922] *Craft v. Bariglio*, 1984 WL 8207, at *12 (Del. Ch. Mar. 1, 1984) (citing Henry Campbell Black, *On Rescission and Cancellation* § 616 (2nd ed.)); *accord Geronta Funding v. Brighthouse Life Ins. Co.*, 284 A.3d 47, 61 (Del. 2022) ("rescission results in abrogation or unmaking of an agreement, and attempts to return the parties to the status quo" (quoting *Norton v. Poplos*, 443 A.2d 1, 4 (Del. 1982)); *id.* at 61 ("'[E]quitable rescission offers a platform to provide additional equitable relief, such as cancellation of a valid instrument—the formal annulment or setting aside of an instrument or obligation.'" (quoting *Ravenswood*, 2018 WL 1410860, at *21)).

[923] *Gotham P'rs, L.P. v. Hallwood Realty P'rs, L.P.*, 817 A.2d 160, 174 (Del. 2002) (quoting *Gaffin v. Teledyne, Inc.*, 1990 WL 195914, at *16 (Del. Ch. Dec. 4, 1990)).

[924] *Id.* at 164 (stating that whether to order rescission is within the discretion of the Court of Chancery); 13 Am. Jur. 2d Cancellation of Instruments § 4 ("Cancellation or rescission as an equitable remedy is not available as a matter of right. Rather, relief by way of cancellation is a matter within the court's discretion and is granted or withheld according to what is reasonable and proper under the circumstances of each case. A court may shape the rescission of contract remedy in order to serve substantial justice."); *see also Weinberger*, 457 A.2d at 714 ("[T]he Chancellor's powers are complete to fashion any form of equitable and monetary relief as may be appropriate."); *Int'l Telecharge, Inc. v. Bomarko, Inc.*, 766 A.2d 437, 440 (Del. 2000) ("In determining damages, the powers of the Court of Chancery are very broad in fashioning equitable and monetary relief under the entire fairness standard as may be appropriate, including rescissory damages" (internal citations omitted)).

[925] *See, e.g.*, *eBay Domestic Hldgs., Inc. v. Newmark* , 16 A.3d 1, 46 (Del. Ch. 2010) (ordering rescission of a rights plan as a remedy for breach of fiduciary duty); *Coleman v. Newborn*, 948 A.2d 422, 433 (Del. Ch. 2007) (ordering rescission of a deed as remedy for breach of fiduciary duty); *Valeant*, 921 A.2d at 752 (ordering rescission of a compensation plan where the defendants "failed to show that the transaction was entirely fair" and it was "clear that he has no right to retain any of the $3 million bonus he received"); *see also Zutrau v. Jansing*, 2014 WL 3772859, at *26 (Del. Ch. July 31, 2014) (ordering partial rescission); *Loral*, 2008 WL 4293781, at *32 (same).

[926] *Zutrau*, 2014 WL 3772859, at *26 (stating "recission frequently is granted where self-dealing transactions are found not to be entirely fair"); *see also Oberly v. Kirby,* 592 A.2d 445, 466 (Del. 1991) ("An interested transaction is not void but is voidable, and a court will uphold such a transaction against a beneficiary challenge only if the trustee can show that the transaction was fair and that the beneficiaries consented to the transaction after receiving full disclosure of its terms."); *Firefighters' Pension Sys. of Kans. City, Mo. Tr. v. Presidio, Inc.*, 251 A.3d 212, 251 (Del. Ch. 2021) ("A finding that a transaction is not entirely fair thus could lead to transaction-based relief, such as an injunction, rescission, or an equitable modification of the transaction's terms.").

[927] *Vickers*, 429 A.2d at 501; *but see ENI Hldgs., LLC v. KBR Gp. Hldgs., LLC*, 2013 WL 6186326, at *24 (Del. Ch. Nov. 27, 2013) (denying on a motion to dismiss a request for rescission, but noting that "[r]escission is . . . a remedy available only where facts indicate equity so requires," and that the plaintiff's "burden to establish an entitlement to rescission, in light of the likely change in circumstances due to the passage of time, is heavy").

[928] *Lenois v. Lawal*, 2017 WL 5289611, at *20 (Del. Ch. Nov. 7, 2017).

[929] *Strassburger v. Earley*, 752 A.2d 557, 578 (Del. Ch. 2000) (emphasis in original).

Plaintiff has demonstrated that rescission is reasonable, appropriate, and practicable. This Grant is not "too complex to unscramble[.]"[930] Rescission is uniquely available: no third-party interests are implicated, the entire Grant sits unexercised and undisturbed, and exercised shares would be subject to the Five-Year Hold Period.[931]

Defendants argue that rescission is a harsh consequence that would leave Musk uncompensated. But Musk's preexisting equity stake provided him tens of billions of dollars for his efforts. And Defendants have not offered a viable alternative short of leaving the Grant intact.

On this point, *Valeant* is instructive.[932] There, the plaintiff claimed that the directors of Valeant Pharmaceuticals International breached their fiduciary duties by awarding themselves and other executives and employees large cash bonuses in connection with a "later-aborted corporate restructuring."[933] All but one defendant settled before trial, and the court found that the remaining defendant failed to prove that the transaction was fair.[934] Although that defendant went all-in on the defense that the entirety of his bonus was fair and presented no evidence for why a portion of the bonus was more defensible than the remaining amount,[935] he asked that the court limit disgorgement "to the extent that the bonus was unfair."[936] The court rejected that argument given the defendant's failure of proof and ordered disgorgement of the entire amount.[937]

As in *Valeant*, Defendants heralded the Grant as fair but failed to meet their burden. They also failed to identify any logically defensible delta between the unfair Grant and a fair one. As a result, there is nothing in the record to allow the court to fashion a remedy that would order recission only to the extent the Grant was unfair. "Once a breach of duty is established, uncertainties in awarding damages are generally resolved against the wrongdoer."[938] Here, the wrongdoers are Defendants, and so the court resolves uncertainty against them.

III.   CONCLUSION

For the foregoing reasons, judgment is entered in Plaintiff's favor. The parties are to confer on a form of final order implementing this decision and submit a joint letter identifying all issues, including fees,[939] that need to be addressed to bring this matter to a conclusion at the trial level.

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[930] *In re Sunbelt Beverage Corp. S'holder Litig.*, 2010 WL 26539, at *14 (Del. Ch. Jan. 5, 2010); *see, e.g., Weinberger*, 457 A.3d at 714 (finding transaction "too involved to undo[]").

[931] JX-878 at 56 (2/8/18 Schedule 14A Proxy Statement).

[932] *Valeant*, 921 A.2d 732.

[933] 921 A.2d at 735.

[934] *See id.* at 736.

[935] *Id.* at 744 (noting that the defendant "embrace[d]" the burden).

[936] *Id.* at 752.

[937] *Id.* at 752–53.

[938] *Dole*, 2015 WL 5052214, at *44 (quoting *Thorpe v. CERBCO, Inc.*, 1993 WL 443406, at *12 (Del. Ch. Oct. 29, 1993)).

[939] *See Pope Invs. LLC v. Marilyn Abrams Living Tr.*, 166 A.3d 912, 2017 WL 2774361, at *1 (Del. June 26, 2017) (TABLE) (holding that "a judgment on the merits is not final until an outstanding related application for an award of attorneys fees has been decided" (citing *Lipson v. Lipson*, 799 A.2d 345, 348 (Del. 2001))).

SECTION 204 OF THE DELAWARE GENERAL CORPORATION LAW

§ 204. Ratification of defective corporate acts and stock.

(a)   Subject to subsection (f) of this section, no defective corporate act or putative stock shall be void or voidable solely as a result of a failure of authorization if ratified as provided in this section or validated by the Court of Chancery in a proceeding brought under § 205 of this title.

(b)   (1) In order to ratify 1 or more defective corporate acts pursuant to this section (other than the ratification of an election of the initial board of directors pursuant to paragraph (b)(2) of this section), the board of directors of the corporation shall adopt resolutions stating:

(A)   The defective corporate act or acts to be ratified;

(B)   The date of each defective corporate act or acts;

(C)   If such defective corporate act or acts involved the issuance of shares of putative stock, the number and type of shares of putative stock issued and the date or dates upon which such putative shares were purported to have been issued;

(D)   The nature of the failure of authorization in respect of each defective corporate act to be ratified; and

(E)   That the board of directors approves the ratification of the defective corporate act or acts.

Such resolutions may also provide that, at any time before the validation effective time in respect of any defective corporate act set forth therein, notwithstanding the approval of the ratification of such defective corporate act by stockholders, the board of directors may abandon the ratification of such defective corporate act without further action of the stockholders. The quorum and voting requirements applicable to the ratification by the board of directors of any defective corporate act shall be the quorum and voting requirements applicable to the type of defective corporate act proposed to be ratified at the time the board adopts the resolutions ratifying the defective corporate act; provided that if the certificate of incorporation or bylaws of the corporation, any plan or agreement to which the corporation was a party or any provision of this title, in each case as in effect as of the time of the defective corporate act, would have required a larger number or portion of directors or of specified directors for a quorum to be present or to approve the defective corporate act, such larger number or portion of such directors or such specified directors shall be required for a quorum to be present or to adopt the resolutions to ratify the defective corporate act, as applicable, except that the presence or approval of any director elected, appointed or nominated by holders of any class or series of which no shares are then outstanding, or by any person that is no longer a stockholder, shall not be required.

(2)   In order to ratify a defective corporate act in respect of the election of the initial board of directors of the corporation pursuant to § 108 of this title, a majority of the persons who, at the time the resolutions required by this paragraph (b)(2) of this section are adopted, are exercising the powers of directors under claim and color of an election or appointment as such may adopt resolutions stating:

(A)   The name of the person or persons who first took action in the name of the corporation as the initial board of directors of the corporation;

(B)   The earlier of the date on which such persons first took such action or were purported to have been elected as the initial board of directors; and

(C)   That the ratification of the election of such person or persons as the initial board of directors is approved.

(c)   Each defective corporate act ratified pursuant to paragraph (b)(1) of this section shall be submitted to stockholders for approval as provided in subsection (d) of this section, unless:

(1)   (A) No other provision of this title, and no provision of the certificate of incorporation or bylaws of the corporation, or of any plan or agreement to which the corporation is a party, would have required stockholder approval of such defective corporate act to be ratified, either at the time of such defective corporate act or at the time the board of directors adopts the resolutions ratifying such defective corporate act pursuant to paragraph (b)(1) of this section; and (B) Such defective corporate act did not result from a failure to comply with § 203 of this title; or

(2)   As of the adoption of the resolutions of the board of directors adopted pursuant to paragraph (b)(1) of this section, there are no shares of valid stock outstanding and entitled to vote thereon, regardless of whether there then exist any shares of putative stock.

(d)   (1) If the ratification of a defective corporate act is required to be submitted to stockholders for approval pursuant to subsection (c) of this section, due notice of the time, place, if any, and purpose of the meeting shall be given at least 20 days before the date of the meeting to each holder of valid stock and putative stock, whether voting or nonvoting, at the address of such holder as it appears or most recently appeared, as appropriate, on the records of the corporation.

(2)   The notice shall also be given to the holders of record of valid stock and putative stock, whether voting or nonvoting, as of the time of the defective corporate act (or, in the case of any defective corporate act that involved the establishment of a record date for notice of or voting at any meeting of stockholders, for action by written consent of stockholders in lieu of a meeting, or for any other purpose, the record date for notice of or voting at such meeting, the record date for action by written consent, or the record date for such other action, as the case may be), other than holders whose identities or addresses cannot be determined from the records of the corporation.

(3)   The notice shall contain a copy of the resolutions adopted by the board of directors pursuant to paragraph (b)(1) of this section or the information required by paragraphs (b)(1)(A) through (E) of this section and a statement that any claim that the defective corporate act or putative stock ratified hereunder is void or voidable due to the failure of authorization, or that the Court of Chancery should declare in its discretion that a ratification in accordance with this section not be effective or be effective only on certain conditions must be brought within 120 days from the applicable validation effective time.

(4)   At such meeting, the quorum and voting requirements applicable to ratification of such defective corporate act shall be the quorum and voting requirements applicable to the type of defective corporate act proposed to be ratified at the time of the approval of the ratification, except that:

a.   If the certificate of incorporation or bylaws of the corporation, any plan or agreement to which the corporation was a party or any provision of this title in effect as of the time of the defective corporate act would have required a larger number or portion of stock or of any class or series thereof or of specified stockholders for a quorum to be present or to approve the defective corporate act, the presence or approval of such larger number or portion of stock or of such class or series thereof or of such specified stockholders shall be required for a quorum to be present or to approve the ratification of the defective corporate act, as applicable, except that the presence or approval of shares of any class or series of which no shares are then outstanding, or of any person that is no longer a stockholder, shall not be required;

b.   The approval by stockholders of the ratification of the election of a director shall require the affirmative vote of the majority of shares present at the meeting and entitled to vote on the election of such director, except that if the certificate of incorporation or bylaws of the corporation then in effect or in effect at the time of the defective election require or required a larger number or portion of stock or of any class or series thereof or of specified stockholders to elect such director, the affirmative vote of such larger number or portion of stock or of any class or series thereof or of such specified stockholders shall be required to ratify the election of such director, except that the presence or approval of shares of any class or series of which no shares are then outstanding, or of any person that is no longer a stockholder, shall not be required; and

c.   In the event of a failure of authorization resulting from failure to comply with the provisions of § 203 of this title, the ratification of the defective corporate act shall require the vote set forth in § 203(a)(3) of this title, regardless of whether such vote would have otherwise been required.

(5)   Shares of putative stock as of the adoption by the board of directors of resolutions pursuant to paragraph (b)(1) of this section (and without giving effect to any ratification that becomes effective after such adoption) shall neither be entitled to vote nor counted for quorum purposes in any vote to ratify any defective corporate act.

(e)   (1)   If a defective corporate act ratified pursuant to this section would have required under any other section of this title the filing of a certificate in accordance with § 103 of this title, and either (i) such certificate requires any change to give effect to the defective corporate act in accordance with this section (including a change to the date and time of the effectiveness of such certificate) or (ii) a certificate was not previously filed under § 103 of this title in respect of the defective corporate act, then, in lieu of filing the certificate otherwise required by this title, the corporation shall file a certificate of validation with respect to such defective corporate act in accordance with § 103 of this title.

(2)   A separate certificate of validation shall be required for each defective corporate act requiring the filing of a certificate of validation under this section, except that (i) 2 or more defective corporate acts may be included in a single certificate of validation if the corporation filed, or to comply with this title would have filed, a single certificate under another provision of this title to effect such acts, and (ii) 2 or more overissues of shares of any class, classes or series of stock may be included in a single certificate of validation, provided that the increase in the number of authorized shares of each such class or series set forth in the certificate of validation shall be effective as of the date of the first such overissue.

(3)   The certificate of validation shall set forth:

a.   That the corporation has ratified 1 or more defective corporate acts that would have required the filing of a certificate under § 103 of this title;

b.   That each such defective corporate act has been ratified in accordance with this section; and

c.   The information required by 1 of the following paragraphs:

1.   If a certificate was previously filed under § 103 of this title in respect of the defective corporate act and such certificate requires any change to give effect to the defective corporate act in accordance with this section (including a change to the date and time of the effectiveness of such certificate), the certificate of validation shall set forth:

A.   The name, title and filing date of the certificate so previously filed and of any certificate of correction thereto;

B.   A statement that a certificate containing all of the information required to be included under the applicable section or sections of this title to give effect to the defective corporate act is attached as an exhibit to the certificate of validation; and

C.   The date and time that such certificate shall be deemed to have become effective pursuant to this section; or

2.   If a certificate was not previously filed under § 103 of this title in respect of the defective corporate act and the defective corporate act ratified pursuant to this section would have required under any other section of this title the filing of a certificate in accordance with § 103 of this title, the certificate of validation shall set forth:

A.   A statement that a certificate containing all of the information required to be included under the applicable section or sections of this title to give effect to the defective corporate act is attached as an exhibit to the certificate of validation, and

B.   The date and time that such certificate shall be deemed to have become effective pursuant to this section.

(4)   A certificate attached to a certificate of validation need not be separately executed and acknowledged and need not include any statement required by any other section of this title that such instrument has been approved and adopted in accordance with the provisions of such other section.

(f)   From and after the validation effective time, unless otherwise determined in an action brought pursuant to § 205 of this title:

(1)   Subject to the last sentence of subsection (d) of this section, each defective corporate act ratified in accordance with this section shall no longer be deemed void or voidable as a result of the failure of authorization described in the resolutions adopted pursuant to subsection (b) of this section and such effect shall be retroactive to the time of the defective corporate act; and

(2)   Subject to the last sentence of subsection (d) of this section, each share or fraction of a share of putative stock issued or purportedly issued pursuant to any such defective corporate act shall no longer be deemed void or voidable and shall be deemed to be an identical share or fraction of a share of outstanding stock as of the time it was purportedly issued.

(g)   In respect of each defective corporate act ratified by the board of directors pursuant to subsection (b) of this section, prompt notice of the ratification shall be given to all holders of valid stock and putative stock, whether voting or nonvoting, as of the date the board of directors adopts the resolutions approving such defective corporate act, or as of a date within 60 days after such date of adoption, as established by the board of directors, at the address of such holder as it appears or most recently appeared, as appropriate, on the records of the corporation. The notice shall also be given to the holders of record of valid stock and putative stock, whether voting or nonvoting, as of the time of the defective corporate act, other than holders whose identities or addresses cannot be determined from the records of the corporation. The notice shall contain a copy of the resolutions adopted pursuant to subsection (b) of this section or the information specified in paragraphs (b)(1)(A) through (E) or paragraphs (b)(2)(A) through (C) of this section, as applicable, and a statement that any claim that the defective corporate act or putative stock ratified hereunder is void or voidable due to the failure of authorization, or that the Court of Chancery should declare in its discretion that a ratification in accordance with this section not be effective or be effective only on certain conditions must be brought within 120 days from the later of the validation effective time or the time at which the notice required by this subsection is given. Notwithstanding the foregoing, (i) no such notice shall be required if notice of the ratification of the defective corporate act is to be given in accordance with subsection (d) of this section, and (ii) in the case of a corporation that has a class of stock listed on a national securities exchange, the notice required by this subsection and subsection (d) of this section may be deemed given if disclosed in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to § 13, § 14 or § 15(d) (15 U.S.C. § 78m, § 77n or § 78o(d)) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or the corresponding provisions of any subsequent United States federal securities laws, rules or regulations. If any defective corporate act has been approved by stockholders acting pursuant to § 228 of this title, the notice required by this subsection may be included in any notice required to be given pursuant to § 228(e) of this title and, if so given, shall be sent to the stockholders entitled thereto under § 228(e) and to all holders of valid and putative stock to whom notice would be required under this subsection if the defective corporate act had been approved at a meeting and the record date for determining the stockholders entitled to notice of such meeting had been the date for determining the stockholders entitled to notice under the first sentence of this subsection other than any stockholder who approved the action by consent in lieu of a meeting pursuant to § 228 of this title or any holder of putative stock who otherwise consented thereto in writing. Solely for purposes of subsection (d) of this section and this subsection, notice to holders of putative stock, and notice to holders of valid stock and putative stock as of the time of the defective corporate act, shall be treated as notice to holders of valid stock for purposes of §§ 222 and 228, 229, 230, 232 and 233 of this title.

(h)   As used in this section and in § 205 of this title only, the term:

(1)   "Defective corporate act" means an overissue, an election or appointment of directors that is void or voidable due to a failure of authorization, or any act or transaction purportedly taken by or on behalf of the corporation that is, and at the time such act or transaction was purportedly taken would have been, within the power of a corporation under subchapter II of this chapter (without regard to the failure of authorization identified in § 204(b)(1)(D) of this title), but is void or voidable due to a failure of authorization;

(2)   "Failure of authorization" means: (i) the failure to authorize or effect an act or transaction in compliance with (A) the provisions of this title, (B) the certificate of incorporation or bylaws of the corporation, or (C) any plan or agreement to which the corporation is a party or the disclosure set forth in any proxy or consent solicitation statement, if and to the extent such failure would render such act or transaction void or voidable; or (ii) the failure of the board of directors or any officer of the corporation to authorize or approve

any act or transaction taken by or on behalf of the corporation that would have required for its due authorization the approval of the board of directors or such officer;

(3) "Overissue" means the purported issuance of:

a. Shares of capital stock of a class or series in excess of the number of shares of such class or series the corporation has the power to issue under § 161 of this title at the time of such issuance; or

b. Shares of any class or series of capital stock that is not then authorized for issuance by the certificate of incorporation of the corporation;

(4) "Putative stock" means the shares of any class or series of capital stock of the corporation (including shares issued upon exercise of options, rights, warrants or other securities convertible into shares of capital stock of the corporation, or interests with respect thereto that were created or issued pursuant to a defective corporate act) that:

a. But for any failure of authorization, would constitute valid stock; or

b. Cannot be determined by the board of directors to be valid stock;

(5) "Time of the defective corporate act" means the date and time the defective corporate act was purported to have been taken;

(6) "Validation effective time," with respect to any defective corporate act ratified pursuant to this section, means the latest of:

a. The time at which the defective corporate act submitted to the stockholders for approval pursuant to subsection (c) of this section is approved by such stockholders or if no such vote of stockholders is required to approve the ratification of the defective corporate act, immediately following the time at which the board of directors adopts the resolutions required by paragraph (b)(1) or (b)(2) of this section;

b. Where no certificate of validation is required to be filed pursuant to subsection (e) of this section, the time, if any, specified by the board of directors in the resolutions adopted pursuant to paragraph (b)(1) or (b)(2) of this section, which time shall not precede the time at which such resolutions are adopted; and

c. The time at which any certificate of validation filed pursuant to subsection (e) of this section shall become effective in accordance with § 103 of this title.

(7) "Valid stock" means the shares of any class or series of capital stock of the corporation that have been duly authorized and validly issued in accordance with this title.

In the absence of actual fraud in the transaction, the judgment of the board of directors that shares of stock are valid stock or putative stock shall be conclusive, unless otherwise determined by the Court of Chancery in a proceeding brought pursuant to § 205 of this title.

(i) Ratification under this section or validation under § 205 of this title shall not be deemed to be the exclusive means of ratifying or validating any act or transaction taken by or on behalf of the corporation, including any defective corporate act, or any issuance of stock, including any putative stock, or of adopting or endorsing any act or transaction taken by or in the name of the corporation prior to the commencement of its existence, and the absence or failure of ratification in accordance with either this section or validation under § 205 of this title shall not, of itself, affect the validity or effectiveness of any act or transaction or the issuance of any stock properly ratified under common law or otherwise, nor shall it create a presumption that any such act or transaction is or was a defective corporate act or that such stock is void or voidable.